Form 20-F
period 2001-12-31
ATLAS PACIFIC LTD
filed 2002-07-18
CIK 1011974

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to_____
Commission file number 0-28186
                       -------

                              ATLAS PACIFIC LIMITED
                              ---------------------
             (Exact name of registrant as specified in its charter)

                                    Australia
                                    ---------
                 (Jurisdiction of incorporation or organization)

            6 Rous Head Road, North Fremantle, Western Australia 6159
            ---------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       Title of each class           Name of each exchange on which registered
       -------------------           -----------------------------------------
               None                                    None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of Common Stock, as evidenced by American Depositary Shares as evidenced by American Depository Receipts (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares of Common Stock, as evidenced by American Depositary Shares as evidenced by American Depository Receipts (Title of Class)

The Company had 78,557,959 Ordinary Shares of Common Stock outstanding as of December 31, 2001.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes        [X]                        No        [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    [X]                        Item 18   [_]

                                  INTRODUCTION

As used herein, except as the context otherwise requires, the term "Company" refers to Atlas Pacific Limited, an Australian corporation, and its subsidiaries. The term "ADRs" refers to the American Depositary Receipts of the Company, which evidence ownership of American Depositary Shares ("ADSs") of the Company. Each ADR evidences ownership of a specified number of ADSs and each ADS evidences ownership of 20 ordinary shares of the Company's common stock (the "Shares").

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to "Australian Dollars" or "A$" are to the currency of Australia. Solely for convenience, this annual report on Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian dollars into US dollars has been made at the rate of A$1.00 = US$0.5117, the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001. For information regarding rates of exchange between Australian dollars and US dollars for 1997 to the present, see "Item 3. Selected Financial Consolidated Data - Exchange Rates."

The Company's fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

The Company furnishes the Bank of New York, as depositary for its ADSs (the "Depositary"), with annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian auditing standards. The Depositary makes such reports available for inspection by the record holders of ADRs. The Company also furnishes the Depositary with financial statements prepared in accordance with Australian Accounting Standards ("AAS"), which are required to be furnished to shareholders under Australian law. AAS differs from U.S. Generally Accepted Accounting Principles ("US GAAP") in certain material respects. Accordingly, the Company's audited consolidated financial statements include a reconciliation of certain line items to US GAAP See "Item 17. Financial Statements - Note 34 to Financial Statements."

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

     A.   Selected Consolidated Financial Data

The selected consolidated financial information set forth below has been derived from the Company's audited financial statements and the notes thereto contained elsewhere herein. Such financial statements have been prepared in accordance with AAS, should be read in conjunction with, and are qualified in their entirety by reference to, the Company's audited consolidated financial statements and notes thereto. The financial results should not be construed as indicative of financial results for subsequent periods. See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

---------------------------------------------------------------------------------------------------------------------------------

                                                                          Years Ended December 31,
                                             ------------------------------------------------------------------------------------
                                                2001(1)         2001         2000          1999           1998          1997
      Income Statement Data                      (US$)          (A$)         (A$)          (A$)           (A$)          (A$)
---------------------------------------------------------------------------------------------------------------------------------
Australian Accounting Principles:(2)
    Revenue                                    5,800,623     11,335,984    7,250,178     5,887,233     1,026,825      3,787,145
    Net income (loss) from operations          2,123,959      4,150,770    2,472,159     1,032,593      (860,699)    (2,287,664)
    Net income (loss) from continuing          2,123,959      4,150,770    2,472,159     1,471,307    (1,216,257)     1,191,038
      operations
    Net income (loss)                          2,123,959      4,150,770    2,472,159       309,715      (860,699)    (2,287,664)
    Net income (loss) per share-basic             0.0348         0.0680       0.0452        0.0204       (0.0182)       (0.0463)
    Net income (loss) per share-diluted           0.0261         0.0510       0.0327        0.0182       (0.0169)       (0.0292)
    Weighted average number of
      ordinary shares outstanding             78,557,959     78,557,959   54,751,017    50,524,647    47,329,657     38,562,673
---------------------------------------------------------------------------------------------------------------------------------
U.S. Generally Accepted Accounting
     Principles:
    Net income (loss)                          2,123,959      4,150,770    2,472,159       309,715      (860,699)      (828,266)
    Net income (loss) per share                   0.0348         0.0680       0.0452        0.0204       (0.0182)       (0.0215)
    Weighted average number of
     ordinary shares outstanding              78,557,959     78,557,959   54,751,017    50,524,647    47,329,657     38,562,673
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

            Balance Sheet Data                                           Years Ended December 31,
                                             ----------------------------------------------------------------------------------
                                                2001(1)         2001         2000          1999          1998          1997
                                                 (US$)          (A$)         (A$)          (A$)          (A$)          (A$)
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                       2,740,334     5,355,354     4,319,897     3,922,988       797,005     3,529,434
Total assets                                   10,829,685    21,164,130    17,144,601    14,540,229    10,494,036     8,525,978
Total current liabilities                       1,527,756     2,985,647     1,416,206     1,283,993     2,298,841       442,368
Long-term debt and capital lease                      960         1,877     3,703,201     3,703,201            --       270,598
    obligations
Shareholders' equity (excluding minority        9,300,969    18,176,606    12,025,194     9,553,035     8,195,195     8,018,232
    interests) (AAP)(2)
Shareholders' equity (excluding minority        9,300,969    18,176,606    12,025,194     9,553,035     8,195,195     8,018,232
    interests) (US GAAP)(2)
--------------------------------------------------------------------------------------------------------------------------------
Dividends per share                                0.0101        0.0200            --            --            --            --
--------------------------------------------------------------------------------------------------------------------------------

(1) US dollar amounts have been translated solely for convenience at the Noon Buying Rate on December 31, 2001 of A$1.00 = US$0.5117.

(2) The Company's financial statements have been prepared in accordance with AAS. Certain line items have been reconciled to US GAAP to assist U.S. persons in evaluating such data. The complete reconciliation of such line items is set forth in "Item 17. Financial Statements - Note 34 to Financial Statements."

        Exchange Rates

Solely for informational purposes, this annual report contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. See "Introduction." These translations should not be construed as representations that the Australian dollar amounts represent the US dollar amounts indicated, or could be converted into or from US dollars at the rate indicated. The exchange rate on June 14, 2002 was A$1.00 = US$0.5603.

The following table sets forth, for the months indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per A$1.00:

--------------------------------------------------------------------------------
         Month Ending                       High                     Low
--------------------------------------------------------------------------------
December 31, 2001                          0.5201                   0.5047
--------------------------------------------------------------------------------
January 31, 2002                           0.5238                   0.5060
--------------------------------------------------------------------------------
February 28, 2002                          0.5171                   0.5080
--------------------------------------------------------------------------------
March 31, 2002                             0.5336                   0.5177
--------------------------------------------------------------------------------
April 30, 2002                             0.5442                   0.5270
--------------------------------------------------------------------------------
May 31, 2002                               0.5748                   0.5365
--------------------------------------------------------------------------------

The following table sets forth, for the years indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per A$1.00:

                  -------------------------------------------------
                     Year Ended December 31,       Average (1)
                  -------------------------------------------------
                               1997                  0.7390
                  ------------------------------------------------
                               1998                  0.6291
                  -------------------------------------------------
                               1999                  0.6457
                  -------------------------------------------------
                               2000                  0.5757
                  -------------------------------------------------
                               2001                  0.5117
                  -------------------------------------------------

(1) Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

     B.   Capitalization and Indebtedness

          Not required.

     C.   Reasons for the Offer and Use of Proceeds

          Not required.

     D.   Risk Factors

     The Company's business, financial condition and operating results could be adversely affected by any of the following factors. The risks and uncertainties described below are not the only ones that the Company faces. Additional risks and uncertainties not currently known to the Company's management, or that the Company's management currently thinks are immaterial, may also impair the Company's business operations.

     The cultivation process for South Sea pearls requires certain environmental conditions. Any significant change in weather or water conditions could have a material adverse effect on the Company's pearl production. The cultivation process depends on certain environmental factors, including consistently warm sea water temperature, fully saline water conditions, adequate tidal flow to distribute the food supply and availability of phytoplankton food. There are only a few areas in the world that meet such requirements. The water areas encompassed by the Company's water leases present ideal conditions for pearl cultivation. The Company, however, has no control over whether these environmental conditions will continue to exist. Any drastic changes in the environment could have a material adverse effect on the Company's pearl cultivation. If this were to occur, the Company could be extremely limited in its choice for alternative sites.

     The Company's oysters are sensitive to disease. The Company's oysters are placed in panels and baskets in the sea. Although, the Company's employees continuously clean the oysters, certain foreign organisms can enter the oyster and eat the oyster or cause diseases. The cultivation process for pearls takes approximately two years; therefore, the loss of oysters due to disease could have a material adverse effect on the Company's production process and generation of revenue.

      The Company relies on one distributor for the sale of all its pearls, and the termination of the distribution agreement would substantially reduce the Company's revenue. The Company has appointed Pearlatoure International, a pearl wholesaler in Sydney, Australia, as the exclusive valuer and distributor of the Company's pearls. Pearlatoure International is responsible for the cleaning, grading, valuing and selling of the Company's pearl harvest. Pearlatoure is solely responsible for managing the relationships with the individual purchasers of the Company's pearls. All of the Company's revenue are derived from the sale of pearls through Pearlatoure. If the agreement with Pearlatoure International, which expires in 2003, is terminated for any reason, the Company would have to find a suitable substitute distributor. The Company believes there is a limited number of adequate substitute distributors. If the Company is not able to find an adequate substitute distributor, it would have to act as its own distributor. The Company could have difficulty distributing its pearls without a distributor, as it does not presently sell any pearls directly to retailers. Accordingly, the loss of the Company's exclusive distributor could have a substantial adverse effect on its revenues.

      The sale of pearls is dependent upon a strong economy. The sale of pearls is sensitive to fluctuations in the economic cycle. The Company's pearls compete with several other types of jewelry such as precious metals and precious gem stones for consumer disposable income. Unfavorable general economic conditions have an adverse effect on consumer spending for such items, and therefore on the Company's sales.

      The price for pearls is subject to fluctuation based on supply and quality. The price that the Company can obtain for its pearls is significantly dependent on the supply of pearls and their quality. Due to the small number of cultivators of South Sea pearls, it is difficult to predict how many pearls will be available for sale in any given year. In addition, although the Company closely monitors its pearl cultivation process, it is difficult to predict the quality of pearls that will be harvested in any given year. Significant increases in the supply of pearls or decreases in the quality of the Company's pearls could have a material adverse effect on the Company's revenues.

      The Company is dependent on a small number of key expatriate managers. The Company's cultivation process is very technical. The Company depends on a small number of key expatriate managers who supervise the cultivation process. The loss of the services of any of these individuals could materially and adversely affect the Company's pearl production, business and financial condition.

      The Company is exposed to fluctuations in exchange rates. The majority of the revenues the Company derives from the sale of pearls occurs in Japanese Yen. The Company's revenues are reported, however, in Australian Dollars. Fluctuation in the exchange rate of Japanese Yen to the Australian Dollar could have a material adverse effect on the Company's revenues.

      The Company's operations are based in Indonesia, which has been subject to recent economic and social-political unrest. Some parts of Indonesia have experienced social, ethnic and economic disruption. In November 1999, the Company abandoned one of its cultivation sites in part due to increasing unrest in the area. The province of Papua, where the Company's water leases are located, is agitating for independence. The Company monitors the socio-political situation closely. In the event of civil unrest, there is an evacuation plan in place to protect the Company's employees. It is difficult to predict what will occur. If the employees are forced to leave the project, the Company does not expect it will be able to salvage any of the oysters or pearls and this will have a material adverse effect on the Company's business, operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

        Introduction

In 1993, the Company invested in the Indonesian pearling project (the "Pearling Project"). The Pearling Project operates an oyster hatchery and farm for the purpose of cultivating South Sea pearls. See "The Pearling Project." South Sea pearls are believed to be one of the most valuable types of pearls.

PT Cendana Indopearls ("Cendana" or the "Joint Venture"), an Indonesian-approved foreign investment company, owns and operates the Pearling Project. See "Foreign Investment Regulations." The Company acquired a 75% interest in the Pearling Project by purchasing all of the capital stock of Tansim Pty Ltd., an Australian corporation ("Tansim"), from Copperfield Gold, N.L., an Australian corporation ("Copperfield"), in June 1993. Simultaneously, Tansim purchased additional capital stock from other Cendana shareholders so that it owned a 75% interest in Cendana. The shareholders of Cendana were Tansim, Nusantaqua Pte Ltd., a Singapore corporation ("Nusantaqua"), PT Perintis Ardindo Nusa, an Indonesian corporation ("Ardindo Nusa"), and Admiral Raden Pandji Poernomo ("Admiral Poernomo") (together, the "Venturers"). See "The Joint Venture." In December 1998, Tansim purchased the remaining 25% interest in Cendana from the other shareholders in exchange for 5,375,000 Shares and options to purchase an aggregate of 8,062,500 Shares of the Company. After the Indonesian government approved the transaction, the shares and options were issued on October 14, 1999.

Prior to 1993, the Company prospected for gold and other precious and semi-precious minerals in Australia and New Zealand. The Company acquired a 75% interest in rights to explore and mine tenements in these areas through its wholly owned subsidiary, Sharcon Pty Ltd. ("Sharcon"). The Company has disposed of all its mining interests and no longer pursues exploration activities, concentrating its resources on its pearling activities.

        History

The Company was incorporated as Atlas Pacific Gold N.L. on February 28, 1987 pursuant to the corporate laws of Australia for the purpose of acquiring all of the capital stock in Sharcon, a company that owned options to acquire mineral and precious metal mining tenements. In June 1987, the Company raised A$5 million (US$2.78 million) through an Australian public offering and, shortly thereafter, listed its shares on the Australian Stock Exchange. The Company used the proceeds from this offering to acquire the stock of Sharcon and to explore the existence of gold and other precious and semiprecious metals in mining tenements in Western Australia and New Zealand.

From 1987 through 1988, the Company explored various mining tenements and sought proposals to mine those locations that the Company believed to contain ore deposits. The Company never commenced mining, however, due to the closure of a nearby ore treatment facility, which the Company planned to use to process the ore. Between 1988 and 1993, the Company sold most of its mining interests and investigated other potential business opportunities. The Company did not generate revenue from its mining operations.

On June 11, 1993, the Company announced its intention to acquire a 75% interest in the Pearling Project and obtained shareholder approval to do so on August 27, 1993. The Company quickly focused on its pearling operations, and on January 20, 1994, changed its name from Atlas Pacific Gold N.L. to Atlas Pacific Limited.

Atlas Pacific Limited currently has its principal executive offices 6 Rous Head Road, North Fremantle, Western Australia 6159, telephone number (61) (8) 9336 7955, facsimile number (61) (8) 9336 7966.

         The Pearling Industry

Introduction

A pearl is a lustrous concretion produced by certain bivalve mollusks including mussels and oysters. Natural pearls consist almost entirely of nacre, which is the substance forming the inner layers of the mollusk shells. Nacre, also referred to as mother-of-pearl, is composed primarily of aragonite crystals. The pearl is an abnormal growth resulting from the invasion of the body of the mollusk by a minute particle of foreign matter, or "nucleus," such as a fine grain of sand. The particle acts as an irritant in the mollusk and becomes coated with layer upon layer of nacreous material. Approximately 30% of cultivated mollusks reject the nucleus and do not produce pearls. Both marine and freshwater mollusks produce pearls, and the most commonly used mollusk is the oyster.

There are several types of pearls cultivated around the world. The three major categories of cultured pearls are Akoya pearls produced in the seas around China and Japan, freshwater pearls produced mainly in China, silver and yellow/gold South Sea pearls produced primarily in Australia, Indonesia, Philippines, Myanmar, and black South Sea pearls produced in Tahiti and several other Pacific Islands. Prices of pearls vary enormously. The retail value of a good quality 8 millimeter Akoya necklace with approximately 55 pearls could be A$2,000 (US$1,023), whereas the retail price of a good quality South Sea pearl necklace of approximately 25 pearls could be several hundred thousand dollars. The same size necklaces of lower quality pearls could retail for as little as US$100 and US$1,000, respectively.

There are several factors which determine the value of a pearl. These factors include size, shape, color, skin quality and lustre. As the size of a pearl increases, its value increases exponentially. With respect to shape, the most valuable pearls are spherical. Half-round, button and drop shapes are less valuable than spherical pearls, but are still considered to be quality pearls. Circles and irregular shaped pearls, or baroques, are the least valuable shapes of pearls.

Pearl coloration varies widely, with the most valuable shade being gold. South Sea pearls may be black, silver, cream, yellow or gold. The Pinctada maxima oyster, which the Company uses, produces pearls colored from silver through to gold. There are two varieties of this oyster. The silver lip variety produces the valuable silver-white pearl and the gold lip variety produces cream, yellow and highly sought after gold colored pearls.

The final significant determinant of pearl value is skin quality and lustre. The less blemishes and "pit" marks the greater the value of the pearl. Lustre refers to the appearance of a pearl's surface judged by its brilliance and ability to reflect light. The greater the lustre, the more valuable the pearl.

Pearl Cultivation

Pearls have been cultured successfully since 1920 using a process developed in Japan in which the oysters are "nucleated." In this process, a nucleus is introduced into the oyster and the oyster then deposits layers of nacre around the bead. This process takes approximately two years for South Sea pearls. Today, cultured South Sea pearls are not easily distinguished from naturally occurring pearls except by an expert.

Pearl cultivation traditionally relied on the availability of wild oysters, or shell, which were nucleated to form pearls. However, hatchery-reared oysters have become an increasingly popular means of cultivating pearls. By using hatchery-reared oysters, pearl farmers are able to control oyster breeding to improve the quality of the oysters that will be nucleated. This, in turn, produces higher quality pearls.

Pearls have been successfully cultivated in Japan, China, Tahiti, the Cook Islands, Myanmar, Australia, the Philippines and Indonesia. Ideal conditions for the production of South Sea pearls exist in certain select regions of the world's equatorial and tropical waters located 20 degrees north and south of the equator between Myanmar in the west and Northern Australia and the Indonesian province of West Papua (formerly Irian Jaya) in the east. Indonesia lies in the middle of this region. These regions provide the following natural environmental factors necessary to cultivate pearls: the availability of phytoplankton food upon which the filter feeding oysters rely; adequate tidal flow to distribute the supply of food; warmer sea water temperatures without abrupt fluctuations of more than a few degrees and fully saline, as opposed to brackish, water conditions.

The South Seas Pearl Industry

Australia is the largest and most experienced producer of South Sea pearls. The pearling industry in Australia produces approximately A$200 million per annum, or approximately 60% in value, of the world's supply of South Sea pearls. The bulk of Australian pearls are produced in Western Australia. Western Australia manages the industry on a quota system with a total permitted annual catch of 520,000 wild shell shared among sixteen pearl oyster licenses. The quota is not divided equally, and the two largest pearling operators control over 50% of the quota. Family groups or small partnerships tightly control the licenses. The authorities in Western Australia have issued a license to only one new participant since 1989.

Although the technology is available to introduce hatchery programs in Western Australia, high production costs, particularly labor costs, have limited the development of such programs. In addition, Western Australia recently extended its quota system to embrace hatchery-reared oysters in addition to wild shell. Because of the fixed quota system and restrictive hatchery policy, expansion opportunities for Australian pearl producers are limited. Profitability is also restricted. The only ways to increase profitability are through improvement in pearl quality or reduction in costs of production. Thus, the Australian pearling industry is virtually closed to new participants unless they are prepared to acquire an existing operation at prices which tend to be quite substantial.

By comparison, the pearling industry in Indonesia is relatively unregulated. The Indonesian government has issued South Sea pearling licenses to approximately 97 companies. Due to a lesser abundance of wild shell and lower labor costs, there is much heavier emphasis on breeding programs in Indonesia than in Australia.

Despite temporary setbacks, production in Indonesia has grown substantially in the last 10 years but the value of such production is substantially less than that of Australia due to the lower quality and size of the pearls. The Company believes that within the next decade, Indonesia could overtake Australia as the world's major producer of silver and gold South Sea pearls because the Indonesian pearling industry is significantly less regulated than in Australia and technological improvements in the Indonesian cultivation process are taking place.

The Company also believes that the pearling conditions in Indonesia may be superior to those in Australia. The waters are warmer for a longer period of time, which facilitates a longer growing season for the pearls. This can result in larger, more valuable pearls. There is also less variation in water temperature throughout the year, which may produce healthier pearl oysters.

The Indonesian government has encouraged foreign investment by establishing a favorable investment vehicle. This investment structure, known as a "PMA" company, offers investors, among other things, tax concessions and remissions on duty of essential imports. Likewise, Indonesia does not levy sales tax on exports from PMA companies. See "Foreign Trade Regulations."

There can be no assurances, however, that the Indonesian pearl production will overtake the Australian pearl production as the world's largest producer of South Sea pearls or that the Indonesian government will maintain favorable investing vehicles for foreign investments.

        The Joint Venture

In 1992, Nusantaqua, Ardindo Nusa, Admiral Poernomo and Tansim formed the Joint Venture for the purpose of engaging in the cultivation and exportation of South Sea pearls from Indonesia. A joint venture is a legal entity under the laws of Australia, similar to a partnership in the United States. Ardindo Nusa and Nusantaqua acted on behalf of the Joint Venture to acquire the necessary land and water leases until such time as Cendana, the proposed foreign investment company, was formally approved by the Indonesian authorities in December 1994. See "Foreign Investment Regulations." Upon the formation of Cendana, the Joint Venture agreed to offer all of its assets and liabilities to Cendana in accordance with the terms of the Sale Agreement (as hereinafter defined).

In 1992, at the time the Joint Venture was formed, Tansim was a wholly owned subsidiary of Copperfield. See "Introduction." In June 1993, the Company entered into an agreement with

Copperfield to purchase all of the outstanding capital stock of Tansim (the "Purchase Agreement"). Tansim held a 25% interest in the Joint Venture. Pursuant to the Purchase Agreement, Copperfield sold its 100% interest in Tansim to the Company. Copperfield's interest consisted of two A$1.00 shares of Tansim, representing all of Tansim's outstanding shares, and a A$3,002,356 contingent debt due by Tansim to Copperfield. In consideration, the Company paid Copperfield A$440,000 (US$244,640) and issued Copperfield 541,667 Shares valued at A$130,000 and publicly traded options to purchase 541,667 Shares. The options granted to Copperfiled had an exercise price of A$0.20 per share. These options have already expired and are no longer exercisable. Tansim currently owes the Company A$10,024,090 (US$5,573,394). The interest rate on the loan was 15% until December 31, 1998 when it became interest-free to make the loan commercially reasonable throughout its life. The loan is unsecured under the original terms of the loan. Tansim was to begin repayment of the loan, if and when, Cendana became cash flow positive. The loan, however, is now effectively being repaid by the offsetting of this loan against the amount owed by the Company to Cendana for the supply of unprocessed pearls.

In conjunction with the execution of the Purchase Agreement, Tansim entered into an agreement for sale and purchase (the "Sale Agreement") with Nusantaqua, Ardindo Nusa and Admiral Poernomo (collectively referred to as the "Sellers"). Pursuant to the terms of the Sale Agreement, the Venturers agreed to establish Cendana as a PMA company and to transfer their individual interests in the Joint Venture to Cendana in exchange for shares in Cendana. See "Foreign Investment Regulations." Furthermore, the Sellers transferred a portion of their respective interests in Cendana to Tansim so that Tansim owned 75% of Cendana. In exchange for such shares, Tansim paid the Sellers aggregate consideration of A$250,000 (US$139,000), 3,125,000 Shares valued at A$750,000 and publicly traded options to purchase 3,125,000 Shares in the Company. Each option entitled the holder to purchase one Share for A$0.25 per Share. The transaction was approved by the shareholders of the Company on August 27, 1993. Tansim further agreed to loan Cendana up to A$1,500,000, to be repaid before any distributions could be made to the shareholders by Cendana. See "Financing Agreements" and "Item 5. Operating and Financial Review and Prospects."

On December 31, 1998, Tansim acquired the remaining 25% interest in Cendana from the other shareholders whose respective ownership interests were as follows:
Nusantaqua - 10%, Ardindo Nusa - 10% and Admiral Poernomo - 5% (the "Cendana Buy-out"). In exchange for such shares, Tansim paid the Sellers aggregate consideration of 5,375,000 Shares and options to purchase 8,062,500 Shares. The value of the Shares was A$1,088,437, based upon the application of a discount rate of 25% to the market share price at the time of the transaction. Each option entitles the holder to purchase one Share for A$0.30 per Share at any time within three years commencing from the date of issue of the options.

The Company valued the options at between A$.01 and A$.02 per option, or between A$80,625 and A$161,250 in the aggregate. This valuation was based on the current market price per Share at the time of the transaction (averaging approximately A$0.23), the exercise price of A$0.30 per Share, a history of some market volatility in the Company's Shares, the likelihood of a subdued period of trading and market prices due to outside economic and sovereign risk factors, and the option conditions, including the options not presently being listed and hence the absence of an active trading market.

The Cendana Buy-out was approved by the shareholders of the Company on January 29, 1999. The Company obtained final approvals from the Indonesian Government and the Shares and options were issued on October 14, 1999. As a result of the Cendana Buy-out, Cendana is now a wholly owned subsidiary of Tansim, which is a wholly owned subsidiary of the Company. The financial statements, business and operations of Cendana and Tansim are consolidated with those of the Company and the inter-company loans, previously described are eliminated in such consolidation.

         The Pearling Project

General

In 1990, the Venturers commissioned an extensive marine review and survey to locate the best possible pearl farm site within a narrow belt of equatorial waters centered on the Indonesian Islands and Northern Australia. Based on the results of such study, they chose a location for the pearl farm at Lelindo Point, West Timor, Indonesia in 1991 and commenced construction in 1992. On October 16, 1992, Ardindo Nusa, on behalf of the Joint Venture, entered into a 20-year lease for five hectares (12.3 acres) of land at Lelindo Point. The lease was renewable for an additional 20 years. The Joint Venture constructed a hatchery, laboratory, administrative offices, workshop, store room and accommodations for expatriate managers on such land. The Venturers began commercial production at the hatchery in 1993.

On September 4, 1994, the Joint Venture entered into an additional 10-year lease for .3 hectares (.74 acres) of land located on Kambing Island overlooking the nursery, (collectively, with the Lelindo Point land lease, "Kupang"). See "Item
4. Information on the Company - Property, Plant and Equipment." The Joint Venture constructed a security tower and accommodations for security personnel to maintain security over the farm. In addition, on September 8, 1995, Cendana received Presidential approval for its water leases dated March 10, 1993, as amended. The various 30-year water leases are located within a four mile radius of the Kupang facilities and total 7.25 square kilometers (2.8 square miles). These waters were used as a nursery for young oysters. See "Item 4. Information on the Company - Property, Plant and Equipment."

During 1997, Cendana entered into water leases for approximately 2,500 hectares at Alyui Bay, Waigeo Island, Papua (formerly known as Irian Jaya) in northern Indonesia. Cendana also entered into a land lease for five hectares near these water leases. The leases are for 25 years and expire in September 30, 2022. The Company developed the site as a pearl farm and hatchery and began relocating nucleated oysters to this site in 1997. See "Item 4. Information on the Company
- Property, Plant and Equipment."

By the end of January 1999, the operations at the Kupang facility had been reduced to include hatchery and grow-out facilities only. The majority of the nucleated oysters had been successfully transported to the pearl farm at Waigeo Island, in the province of Papua. Some 3,000 oysters were harvested at Kupang and the resulting pearls sold in September 1999. During

November 1999, the Company decided to close down the Kupang facility and concentrate its resources on its pearl farming activities at the Company's newer facility in Papua. Land-based industrial development near the Kupang facility, an increased number of ships traveling past the farm leases and pearl farm security issues all contributed to reducing the attractiveness of the Kupang site in West Timor. In addition, the influx of militia from East Timor following the deployment of the Interfet forces in September seriously compromised the safety of the Kupang-based personnel. After the valuable equipment was transferred to Papua, the asset write-down and costs of closure totalled A$722,878 (US$401,920). In December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years. The sub-lease commenced in February 2001. The Company receives US$34,800 per annum for the sub-lease. Pursuant to the terms of the sub-lease, the Company will transfer all beneficial interest in the land and water leases, and buildings upon payment by the sub-lessee of the lease payments due during the five year sub-lease period.

The Indonesian government owns all of the land and water upon which the Kupang pearl farm was located and leases the property to Cendana, for a fee of A$8,400 per annum. All of the government leases are conditioned upon Cendana meeting certain requirements, including the development and use of the leased property for pearling operations. The sub-lease arrangement fulfills the Indonesian government's conditions. The Company remains primarily liable for the annual lease payments to be made to the government. See "Item 4. Information on the Company - Property, Plant and Equipment."

During 1998, the Company entered into three significant joint venture agreements. The first two joint ventures required that Cendana supply a set number of oysters from the Kupang hatchery to two different pearl farmers in Sulawesi and Sumbawa. These farmers would maintain, nucleate and harvest the supplied oysters. During 1998 and 1999, Cendana supplied oysters under these agreements. The first harvest of joint venture pearls took place in 2000. The proceeds from the sale of the resulting pearls were applied first, up to a maximum of US$25 per nucleated oyster, toward the joint venture cost paid by CV Cahaya Cemerlang and PT Kosuma Mutiara, respectively. The remainder of the proceeds from the sales was shared equally by Cendana and its joint operation partners, CV Cahaya Cemerlang and PT Kosuma Mutiara, respectively. To the end of 2001, these joint operations have generated total revenue of A$466,615 for Cendana. The number of surviving oysters held at the joint venture farms pursuant to these agreements is 43,500. Further revenues are expected through late 2003 from the sale of the pearls to be harvested from these remaining oysters. Cendana is under no further obligation to supply additional oysters under these agreements.

In addition to the above-referenced agreement with CV Cahaya Cemerlang, Cendana also entered into a second agreement with CV Cahaya Cemerlang (the "Joint Hatchery Agreement") pursuant to which Cendana with CV Cahaya Cemerlang would share the hatchery production of the Company's Kupang facility. CV Cahaya Cemerlang contributed A$60,000 monthly towards the production cost of the Kupang facility, which amounted to the total estimated monthly cost of operating the Kupang facility for the year beginning on January 1, 1999. In the view of the poor spawning and grow-out season experienced in 1998/99 (and which occurred throughout the

Indonesian archipelago) the Company was unable to contribute the number of oysters contemplated by the Joint Hatchery Agreement. The funding contribution was, by mutual agreement, reduced in July 1999 to A$30,000 per month, and finally ceased in October 1999 after a further downward revision of oysters available for delivery. The Company received a total of A$450,000 and delivered 20,000 surviving juvenile oysters pursuant to the Joint Hatchery Agreement. Following the closure of the Kupang facility in November 1999, the Joint Hatchery Agreement was terminated.

The Company completed harvests of pearls since 1995. Commercial sized harvests started from 1997. The following table gives a summary of the proceeds from pearls sold since 1997, the number of pearls sold and the average price of pearls sold.

------------------------------------------------------------------------------------------------------------
                                       1997          1998             1999          2000            2001
------------------------------------------------------------------------------------------------------------
Sales Value (A$)                     2,417,640      334,842       5,338,043      6,501,000      11,072,645
------------------------------------------------------------------------------------------------------------
No. of Pearls Sold                      10,127        3,288          22,349         38,783          59,736
------------------------------------------------------------------------------------------------------------
Weight of Pearls Sold                    6,765m       1,892m         15,519m        25,111m         36,685m
(m - momme, g - grams)                  25,368g       7,096g         58,197g        94,166g        137,567g
------------------------------------------------------------------------------------------------------------
Average Price per Pearl*                 A$239        A$102           A$239          A$168           A$185
------------------------------------------------------------------------------------------------------------

* The average price per pearl includes pearls of all qualities that were sold, including commercial grade pearls which sell for a disproportionately lower amount than gem quality pearls.

The proceeds from the 1998 harvest were significantly less than in prior and subsequent years. This decrease in returns was primarily due to the decrease in quantity and quality of pearls which resulted from poor pre-and post-operation treatment of the oysters nucleated in 1996. In 1996, Cendana hired Dr. Joseph Taylor as Project Manager. The employment of Dr. Taylor has resulted in improved pearl harvests in subsequent years. In 1999, the harvested pearls were of excellent quality, with 36% of the harvest comprising excellent gold pearls. The decrease in average pearl prices from 1999 is a reflection of the decline in the price of pearls globally. The market for high quality large pearls, especially those that are gold in color, has remained strong and it is the Company's objective to continue to strive for higher quality and larger pearls. See "Item
4. Information on the Company - Oyster Growth and Pearl Cultivation."

During 2000, the Company commenced sales of oyster meat and oyster shell, generating total revenue of A$28,980. This continued in 2001 but the establishment of strong markets for these products has been difficult with sales revenue only being A$11,820.

The socio-political situation in Indonesia is monitored closely by the Company. Unrest in Kupang was one of the reasons for the closure of the Kupang facility and the Company's decision to transfer all resources to the Waigeo site. Indonesia continues to experience social, ethnic and economic disruption. The province of Papua where the Company's pearling leases are located is agitating for independence. It is difficult to predict how these forces will influence the Pearling Project. The Company attempts to manage this issue by maintaining good relations with employees, nearby village communities, regional and provincial authorities and the community at large.

In the event of civil unrest threatening the Company's farm, there is an evacuation plan in place to protect the expatriate employees. If the expatriates are forced to leave, the Company does not expect that any of the Pearling Project could be salvaged.

Oyster Growth and Pearl Cultivation.

Traditionally, pearl cultivation has relied upon the availability of wild shell. See "The Pearling Industry." The Pearling Project, however, operates a modern hatchery located at Waigeo Island in which oysters are grown to cultivate pearls. By using hatchery-reared oysters instead of wild shell, the project scientists are able to control breeding to improve the overall health and quality of the oysters. Only the best oysters are selected for cultivation, which in turn produces higher quality pearls.

The cultivation of pearls is a long and labor intensive process which starts with the spawning of adult oysters in the summer months. Approximately two dozen adult oysters are placed in tanks in the hatchery where they spawn to produce oyster larvae. The larvae remain in the hatchery tanks where they swim and feed on algae. After approximately three weeks, the larvae stop swimming and settle on netting material located in the tank. The larvae attach themselves to the nets and continue to grow and feed on increasing amounts of algae. After about one month the larvae are large enough to be seen with the naked eye and mature enough to be moved out of the hatchery. The netting on which they have been growing is placed in a protective mesh and moved to the nursery in the open waters off Alyui Bay. The waters are rich in nutrients so that the juvenile oysters, or "spat," are able to grow quickly. The netting is suspended from "long lines" strung between floats in the water. The spat are left in these net structures for approximately three to four months. As the spat continue to grow on the netting, the nursery workers continually thin out the spat and place them on additional sheets of netting.

Eventually the spat reach a size at which they are large enough to be placed in "28 pocket panels." These panels consist of a metal frame covered in netting that has been divided into 28 separate pockets. These panels are moved out of the nursery area to various locations of the open-water pearl farms where the spat continue to grow. By placing the spat in different locations, Cendana is able to reduce the risk of losing an entire crop due to the presence of adverse conditions in any one area.

After approximately a year to fifteen months, the spat, now shell, are too large for the 28 pocket panels and are placed into larger "eight pocket panels." The shell remain in the eight pocket panels until they are ready to be nucleated at 21 months and older. At this stage, nearly two years have elapsed from the initial spawning of the spat.

When the shell are ready to be nucleated, they are brought to an operations room located nearby. Technicians then perform the exacting surgical procedure of placing a nucleus in the oyster. The first step involves opening the oyster so that a nucleus can be implanted. This is accomplished by a procedure referred to as "pegging the shell." Workers wedge wooden pegs in the shells as they open and close during their normal feeding process. By opening the oysters in this manner instead of forcing them open, the strong muscle which holds the shell together is not torn, which is fatal to an oyster. After the oyster has been opened to a certain width, the oyster is ready for surgery.

The oyster is placed on an operating table where technicians carefully insert a nucleus composed of a bead made from the shell of a freshwater mussel into the oyster. In addition, they insert a small piece of nacreous tissue from a "donor oyster." Nacreous producing tissue is naturally found only on the outer lip of the oyster. Therefore, this tissue must also be inserted at the same location as the nucleus in order to produce a pearl. Approximately one out of every 20 oysters is used as a donor from which the nacreous producing tissue is taken.

After the oysters have been nucleated, they are placed in baskets and hung from the long lines. They are turned every few days so that the oysters produce round pearls. From the time of nucleation, it takes approximately two years to develop a pearl of 10 to 12 millimeters in diameter. If the pearl is of good quality, at the same time the pearl is extracted, the oyster will be re-nucleated with another bead of the same size as the pearl which was extracted. This second harvest generally produces a larger pearl of approximately 15 to 16 millimeters in diameter in another two years. Through this process it is anticipated that the farm will be able to produce increasingly valuable pearls.

Throughout the entire process, workers continuously clean the shell, the panels, baskets and the long lines because naturally occurring marine growth will compete with the oysters for food. In addition, foreign organisms can enter the oysters and either eat the oysters or cause disease. Finally, under normal conditions, approximately 30% of the oysters will reject the nucleus and an additional 10% to 20% die. The oysters are x-rayed approximately eight months after being nucleated to determine which ones have rejected the nucleus. Any shell which reject the nucleus will be re-nucleated.

       Production and Revenue

The Company commenced commercial production in 1997. The proceeds from the 1997, 1998, 1999, 2000 and 2001 harvests were A$2,417,640, A$334,842, A$5,338,043,
A$6,501,000 and A$10,856,000, respectively.

Since 1997, the income derived by the Company is as per the following table:

                                       2001          2000          1999        1998         1997
                                  -----------------------------------------------------------------
                                        A$            A$            A$          A$           A$
Interest received                     199,181       202,970        95,485     117,141        90,466
Proceeds from sales of
   investments                              0             0             0           0       301,819
Sales of oysters                            0       212,050             0     569,537       896,050
Sales of pearls                    10,856,677     6,501,390     5,338,043     334,842     2,417,640
Sales of oyster shell and
   meat                                11,226        28,980             0           0             0
Revenue from joint venture
   partner                            162,148       303,266       450,000           0             0
Miscellaneous                          43,805         1,522         3,705       5,305        81,170

During 2001, the Company's growth continued as it progressed towards becoming a major pearl producer. The Company continued its development of the pearl farm leases at Waigeo Island in Papua both in terms of increasing long lines in the water and completing the land-based infrastructure of farm and accommodation buildings.

At year-end, the Company had implanted nuclei into 243,000 oysters. These oysters are expected to yield some 197,000 saleable pearls from 2002 through 2003. The Company was able to significantly increase the total number of oysters which accepted the implanted nucleus to 238,000 in 2001 as a result of extra mature oysters being available and in-house technicians being available to carry out operations throughout the year.

        Competition

Competition in the South Sea pearling industry is becoming more intense. The Company competes with other South Sea pearl farmers in Australia, Indonesia, the Philippines and other South Eastern Asian regions. Many of these pearlers have significantly greater financial resources and experience, and are better known than the Company. To a very limited degree, the Company also competes with producers of less expensive types of pearls such as the Akoya and freshwater pearls produced in Japan and China. The Company also competes for consumer disposable jewelry dollars with manufacturers of other types of fine jewelry such as diamonds, other precious stones and precious metals such as gold. Public demand for fine jewelry, including South Sea pearls, is also influenced by general economic conditions.

Based on world markets for pearls, the Company believes the demand for South Sea pearls is balanced with supply although there is a continued downward trend in the price of pearls. However, there can be no assurance that the South Sea pearl industry will not experience an imbalance between supply and demand. The Company cannot predict future demand nor what effect increases in the supply of South Sea pearls will have on the market price for such pearls.

        Financing Agreements

On June 10, 1993, the Company entered into a Loan Agreement with Nusantaqua (one of the Venturers) pursuant to which the Company agreed to loan the Joint Venture A$1,500,000 to finance the operations of the Pearling Project (the "Loan"). In exchange, Nusantaqua granted the Company a first priority charge over the assets of Nusantaqua, including its interest in the Joint Venture, and Ardindo Nusa guaranteed the Loan. The Loan bears no interest. Principal is repayable once Cendana generates a positive cash flow. The parties will negotiate a repayment schedule on or before the maturity date of the Loan. Cendana assumed the Loan, together with all of the assets and liabilities of the Joint Venture, pursuant to terms of the Sale Agreement. See "Item 4. Information on the Company -- The Joint Venture."

On August 7, 1995, Tansim and Nusantaqua entered into a joint funding agreement (the "Funding Agreement") with Cendana whereby Tansim and Nusantaqua agreed to make periodic loans to Cendana (the "Shareholder Loans"), until such time as the Pearling Project achieves positive cash flow (the "Maturity Date"). The Shareholder Loans bore interest at the rate of 15% per annum until December 31, 1998, at which time the interest rate was reduced to 11.5% per annum. On the Maturity Date, the parties were to negotiate a repayment schedule. However, the Shareholder Loans are effectively being repaid by the offsetting of these loans against the amount owed by the Company to Cendana for the supply of unprocessed pearls.

With respect to the Shareholder Loans, Nusantaqua contributed 11.76%, and Tansim contributed 88.24%, of the amount Cendana requested. Tansim advanced such funds to the Pearling Project and then sought reimbursement from Nusantaqua for its contribution. As of December 31, 1997, Nusantaqua had contributed A$270,598 and Tansim had contributed A$2,888,160, pursuant to the Funding Agreement.

Pursuant to the Cendana Buy-out, the amounts advanced by Nusantaqua to Cendana under the Shareholder Loans, which amounted to A$399,707 of principal plus interest (the "Shareholder Loan Balance"), were discharged. Nusantaqua agreed to assign to Tansim its right to receive the Shareholder Loan Balance from Cendana as repayment for the A$413,754 it owed to Tansim. The balance of A$14,047 remaining due from Nusantaqua to Tansim was forgiven by Cendana. As a result of this transaction, Cendana owes Tansim an amount of A$413,754, which is the Shareholder Loan Balance assigned to Tansim, plus the amounts forgiven on the amount due from Nusantaqua to Tansim.

As of December 31, 2001, the balance due to Nusantaqua was nil and the balance due to Tansim from Cendana was A$10,590,987 pursuant to the Funding Agreement.

        Sales and Marketing

Up until the last decade, approximately 90% of Australia's South Sea pearl production was sold in Japan. This amount has been reduced as the demand for such pearls has increased in the emerging markets of Hong Kong, South Korea, Singapore, Taiwan, Europe and North America. Sales of South Sea pearls are primarily made to the gem jewelry trade.

The Company offers its pearls in all the major world markets without placing too much reliance on any one geographic market. The Company's principal markets are Japan, Hong Kong, Europe and North America.

In 2001, the Company's pearls were sold through Pearlautore International Pty Ltd, a pearl wholesaler based in Sydney, Australia. Pearlautore receives a commission of between 5% and 25% for cleaning, grading, valuing and selling the Company's product. The Company has appointed Pearlautore International Pty Ltd as the exclusive valuer and distributor of South Sea pearls harvested or owned by the Company through to December 31, 2003.

        Foreign Investment Regulations in Indonesia

In Indonesia, all proposed foreign investment and expansion projects require the prior approval of the BKPM, Indonesia's equivalent of a foreign investment review board. A company may seek such approval by filing an investment plan with the BKPM, which contains information regarding the company's share capital, loan capital, technical assistance agreements, and proposed joint venture agreements. Under applicable laws and regulations, the BKPM generally requires a foreign promoter of such a project to include a local joint venture partner.

In July 1993, the Venturers requested approval by the BKPM for participation by foreign investors in the Pearling Project. The Venturers then filed the Joint Venture Agreement and an application to form Cendana as an approved foreign investment company, or PMA company, with the President of the Republic of Indonesia and with the BKPM. Such agreements were filed in December 1993. Following their approval in 1994, Cendana filed its Articles of Association with the Indonesian Ministry of Justice, which were approved in December 1994.

The laws and regulations applicable to PMA companies have, at frequent intervals since 1986, progressively relaxed the restrictions that were imposed by the Indonesian Law on Foreign Capital Investment of 1967. These reform packages were intended to encourage foreign investment in Indonesia and to boost exports.

        Foreign Trade Regulations in Indonesia

In general, Indonesian government policy protects local interests. In 1990, however, the government implemented certain reforms aimed at facilitating the flow of imports and exports into and out of Indonesia. With respect to imports, the deregulation plan included the replacement of non-tariff barriers into Indonesia with tariffs.

There are no restrictions on the export of pearls from Indonesia and no export tax is payable. Indonesia, however, does impose a provincial "retribution tax" which is applicable to the export of pearls. These payments amount to approximately 1.5% of the export value of the pearls.

Indonesia has no exchange controls; therefore, foreigners are able to move funds freely in and out of the country through accounts denominated in local or foreign currency.

        Government Regulation

Australia

The activities of the Company are subject to numerous laws and regulations, including those described herein.

The Australian Corporations and Securities Legislation ("ACSL") is the main body of law governing companies incorporated in Australia, such as the Company. The Australian Securities and Investments Commission is an Australian government instrumentality that administratively enforces the ACSL. The ACSL covers matters such as directors' duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders' meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes to capital.

The Australian Stock Exchange imposes listing rules on all listed companies, such as the Company. The rules cover such issues as immediate notification to the market of relevant information, periodic financial reporting and the prior approval of shareholder reports by the Australian Stock Exchange.

The Company believes that it is in material compliance with the foregoing Australian laws and regulations.

Indonesia

Indonesian laws require Cendana to obtain certain tax identification numbers and miscellaneous occupational licenses. Cendana has obtained all licenses from the BKPM, including its permanent operating license for the now-dormant Kupang site and a permanent operating license for the Waigeo site, which was granted during 2000. Cendana is required to have its accounts audited annually by an Indonesian public accountant. There are laws relating to the governance of companies in Indonesia, similar to those of other jurisdictions. The Company also believes that Cendana is in material compliance with other applicable Indonesian laws and regulations.

        Property, Plant and Equipment

The Company leases executive office space in the suburb of North Fremantle, Western Australia, from Arrow Pearling Pty Ltd with whom the premises are shared. This lease commenced on September 1, 2001 and is for a period of three years. The Company pays a total of A$35,000 (US$17,900) per annum for the North Fremantle office space.

On October 6, 1992, the Joint Venture entered into a 20-year lease for five hectares (12.3 acres) of land at Lelindo Point and constructed a hatchery, laboratory, administrative offices, workshop, store room and accommodations for expatriate managers. On September 4, 1994, the Joint Venture also entered into a 10-year lease for 0.3 hectares (0.74 acres) of land located on Kambing Island overlooking the nursery. The Joint Venture constructed a security tower and accommodations for security personnel to maintain security over the farm. Ardindo Nusa entered into these land leases on behalf of the Joint Venture. Pursuant to the Sale Agreement, the Joint Venture agreed to transfer all assets, including the land leases, to Cendana. See "Item 4. Information on the Company - The Joint Venture." The Company is now in possession of a deed co-signed by Ardindo Nusa assigning and transferring all beneficial interest in the land lease and right of absolute possession and access subject to the land lease and any extension thereof to the Company.

On September 4, 1995, Cendana received Presidential approval for its water leases dated March 10, 1993, as amended. The various water leases are located within a four mile radius of the Kupang hatchery and total 7.25 square kilometers (2.8 square miles). The leases are for a term of 30 years. These waters were used as a nursery for young oysters and as a pearl farm for the nucleated oysters prior to the closure of the Kupang facilities in November 1999.

The Indonesian government owns all of the land and water upon which the Kupang pearl farm was located and leases the property to Cendana, for an annual fee of A$8,400. All of the government leases are conditional upon Cendana meeting certain requirements, including the development and use of the leased property for pearling operations. See "Item 4. Information on the Company - The Joint Venture."

During November 1999, the decision was taken to close the facility at Kupang. See "Item 4. Information on the Company - The Pearling Project." In December 2000, the Company finalized negotiations with an Indonesian company for the sublease of the land, buildings and water leases comprising the Kupang facility for a period of five years. The sub-lease commenced on February 2001. Pursuant to the terms of the sub-lease, the Company will transfer all of its beneficial interest in the land and water leases, and the building relating to the Kupang facility upon the payment of all of the sub-lease payments due for the five year sub-lease period. The sub-lease arrangement fulfills the Indonesian government's conditions. The Company remains primarily liable for the annual lease payments to be made to the government.

Cendana also has water leases which commenced on September 30, 1997 encompassing approximately 2,500 hectares (6,200 acres) on Waigeo Island which is near a town called Sorong in the Papua (formerly Irian Jaya) region of Indonesia. This site is approximately 1,500 kilometers north of Kupang in a remote area with excellent waters for pearl farming. It is a condition of the leases that the Company construct and operate a hatchery at the site and the Company completed construction during 1998. The hatchery had its initial production run in December 1998. The new facility will have the potential to hold as many as 2.5 million baby oysters at any one time. The Company moved its operations and all of its equipment to this site in November 1999 when it closed its facility in Kupang.

In addition to the hatchery, the Company has constructed an office, workshop, accommodation buildings and a fuel storage facility at the Waigeo site. The Company also has a fleet of approximately 25 work vessels of various sizes and two medium size wooden hull transportation ships. A significant part of the farm infrastructure is made up of longlines, floats and panels which accommodate the oysters while they are being farmed. The capital expenditures for 1998, 1999, 2000 and 2001 were A$1,823,284, A$807,361, A$700,599 and A$484,665, respectively. These expenditures were funded from the Company's own reserves. Although the facilities continue to be developed, the main infrastructure at the Waigeo site is now complete.

Land leases associated with this site are also in place encompassing five hectares in total area. The Company pays a sum of Indonesian Rupiah 3,000,000 per annum (A$600) to the Kawe Tribe at Selpele village for the 25-year water and land lease which expires on July 1, 2023. The Company is in compliance with all other conditions of the lease.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's consolidated financial statements are prepared in accordance with AAS. Certain line items of such financial statements have been reconciled to US GAAP to assist U.S. persons in evaluating such data. See "Item 17. Financial Statements - Note 34 to Financial Statements." The following discussion references only the amounts computed in accordance with AAS.

     Overview

The following is an analysis of the Company's results of operations, liquidity and capital resources. To the extent that such analysis contains statements which are not of a historical nature, such statements are forward-looking statements, which involve risks and uncertainties.

These risks include changes in general laws and government regulation of the pearling industry in Indonesia; severe storms, water pollution or other events which increase the projected mortality rate or decrease the projected quality of the Company's oysters and pearls; changes in the worldwide supply and demand for South Sea pearls; increases in labor costs in Indonesia and general economic factors in markets where the Company plans to sell its pearls; and the socio-political climate in Indonesia, which could disrupt the Company's operations.

     A. Operating Results

The Company's revenues for 2001 were A$11,335,984 (US$5,800,623), which represented an increase of A$4,085,806 (US$2,090,707), or 56%, compared to 2000 revenue. The Company's revenue from the sale of pearls was A$10,829,774 (US$5,541,595) in 2001 as compared to A$6,501,000 (US$3,326,562) in 2000, an increase of approximately 67%. The increase in revenue was due primarily to the pearl harvest being larger than in the previous year and of better quality than in the previous year. In 2001, the Company sold 59,700 pearls as compared to 38,900 pearls sold in 2000, an increase of 53%. In 2001, the average price was A$185 per pearl as compared to A$168 per pearl in 2000.

The Company achieved a pre-tax operating profit of A$5,702,355 (US$2,917,895) in 2001 compared to a pre tax operating profit of A$2,472,159 (US$1,265,004) in 2000. This increase of A$3,230,196 (US$1,652,891), or 131%, is primarily due to the increase in revenues from the sale of an increased number of pearls harvested in 2001. The Company's profit after income tax for 2001 was A$4,150,770 (US$2,123,949) as compared to a profit after income tax of A$2,472,159 (US$1,265,004) in 2000. No tax was paid in relation to the fiscal year 2000.

As summary of revenue and operating profit for the last three years is shown in the table below.

------------------------------------------------------------------------------------------------
                               2001              2001                2000             1999
------------------------------------------------------------------------------------------------
Total Revenue              US$5,800,623      A$11,335,984         A$7,250,178      A$5,887,233
------------------------------------------------------------------------------------------------
Profit before tax          US$2,917,885       A$5,702,355         A$2,472,159        A$309,715
------------------------------------------------------------------------------------------------
Profit after tax           US$2,123,949       A$4,150,770         A$2,472,159        A$309,715
------------------------------------------------------------------------------------------------

The Company's revenues for 2000 were A$7,250,178 (US$3,709,916), which represented an increase of A$1,362,945 (US$697,419), or 23%, compared to 1999 revenue. The Company's revenue from the sale of pearls was A$6,501,000 in 2000 as compared to A$5,338,000 in 1999, an increase of approximately 22%. The increase in revenue was due primarily to increased proceeds from the pearls sold in 2000, the pearl harvest being larger than in the previous year. In 2000, the Company sold 38,900 pearls as compared to 19,340 pearls sold in 1999, an increase of 101%. The increase in revenue from 2000 to 1999 was not proportionate to the increase in the number of pearls sold due to a lower per pearl sales price in 2000. The lower per pearl price is a result of the lower quality of pearls harvested in 2000 as compared to 1999. In 2000, the average price was A$167 per pearl as compared to A$267 per pearl in 1999.

The Company achieved an operating profit of A$2,472,159 (US$1,265,004) in 2000 compared to an operating profit before extraordinary items of A$1,032,593 (US$528,378) in 1999. This increase of A$1,439,566 (US$736,626), or 139%, is primarily due to the increase in revenues from the sale of pearls harvested in 2000, which were greater in number although of a lower quality than those harvested in 1999. Operating profit was reduced by abnormal and extraordinary charge of A$722,878, in fiscal 1999, which reflected the cost of the convertible note issue and the cost of the closure of the Kupang site, respectively. The Company's profit after income tax for 2000 was A$2,472,159 (US$1,265,004) as compared to a profit after income tax of A$309,715 (US$158,481) in 1999.

     B. Liquidity and Capital Resources

As of December 31, 2001, the Company's working capital was A$7,764,334 (US$3,973,010), compared to working capital at December 31, 2000 of A$5,563,672 (US$3,093,402). The increase in working capital was primarily a result of an increase in the inventories of oysters held by the Company and trade receivables due to the Company. In the Company's opinion, the working capital is sufficient for the Company's present requirements.

In 1999, the Company raised A$3.7 million from the issuance of 12.5% convertible secured notes (the "Convertible Notes"). The Company used the funds to provide additional working capital and to fund the Company's continued expansion plans. As at December 31, 2001, A$3,571,041 of the Convertible Note debt had been converted to equity, representing 23,806,942 shares at A$0.15. On March 23, 2002, the redemption date, the Company redeemed at total of A$149,987 of the Convertible Notes which remained outstanding for a total of A$22,498.

Cash flow used in investment activities decreased from A$699,568 (US$357,969) in fiscal 2000 to A$461,588 (US$236,194) in fiscal 2001. The primary reason for the decrease was the decrease in payments for property, plant and equipment due to the fact that there is significant infrastructure in place at the Waigeo farm site.

Cash flow from financing activities increased from A$Nil (US$Nil) in fiscal 2000 to A$1,570,399 (US$803,573) in fiscal 2001 as a result of the payment of the Company's maiden dividend of A$0.02 per share.

The Company believes that Cendana will not incur any significant capital expenditures during 2002 other than its current operating and capital maintenance costs. The Company will obtain funds in 2002 from the sale of pearls and oysters to fund these expenditures.

     C. Research and Development

Prior to 1997, Cendana considered substantially all of its operations to be research and development because it had not yet offered "commercial" quantities of pearls for sale, and because it had continually monitored its operations and made adjustments, where appropriate to produce more and higher quality pearls. Cendana offered its first pearls for sale in late 1996, and the revenue was offset against the cost of inventory. With the production of 8,058 saleable pearls in 1997, the Company considered itself to be in commercial production, and the proceeds from the 1997 harvest onwards were reflected as sales revenue in the Company's financial statements. Cendana will continue to test and monitor shell growth rates, pearl growth rates, pearl quality, hatchery cleanliness and the suitability of the surrounding waters as to temperature, pollution and water currents. Cendana's in-house marine scientists also continually study and test innovative ways to improve shell husbandry, and consequently, the production of quality pearls.

During 1999 to 2001, a Ph.D. student undertook full-time research under the auspices of James Cook University, Queensland, Australia, and the supervision of Cendana's then project manager, Dr. Taylor. The Company is endeavoring to provide research opportunities for promising Indonesian students in conjunction with local universities and fisheries departments. This focus on research and development is expected to result in tangible benefits for the Company.

The Company's managing director, Dr Joseph Taylor, received his Ph.D. degree from James Cook University in 1999. Dr. Taylor's research was focused on aspects of Pinctada maxima grow-out. All expatriate employees of the Company who are working with oysters have some form of University qualifications and in-house research is carried out on an ongoing basis to improve all aspects of pearl production and oyster husbandry.

Finally, Cendana continues to review potential additional sites for pearl cultivation in which to expand its operations as demonstrated by the development of the new farm at Waigeo and the joint venture activities entered into in 1998. See "Item 4. Information on the Company - The Pearling Project."

Under AAS, research and development expenditures may be capitalized in certain cases. In the case of Cendana's expenses, in the early years of the project, all such expenditures were capitalized, as dictated by AAS. Such costs were segregated as part of the reconciliation of AAS to US GAAP. Based on such reconciliation, the Company expended approximately A$420,000, on research and development in fiscal 1996. In 1997, the Company wrote off all of its capitalized research and development costs in order to conform its accounting policies with US GAAP, which does not permit capitalization of these types of costs. In 1999, 2000 and 2001, no costs were capitalized to research and development. See "Item 17. Financial Statements."

     D. Trend Information

The pearl farm is now large and well established and it is expected that the numbers of pearls harvested for sale will increase in the future. In recent years, prices for South Sea pearls have declined, arising partly from large quantities being offered for sale on world markets. The Company believes that the average industry prices for 2002 may be below those achieved for 2001. The Company believes that the continued increase in the quality and quantity of pearls available for harvest in 2002 will more than offset the possibility of lower market prices.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

The following sets forth the names of the members of the Company's Board of Directors and its senior management. Generally, each member of the Board of Directors serves for a three-year term. Such term may be shortened, in certain instances, in accordance with the Company's Constitution and the ACSL. The term of office of a certain number of Directors expires each year; consequently, the number of Directors who stand for re-election each year may vary. The Company's executive officers are appointed by, and serve at the pleasure of, the Board.

ALEXANDER MCBRIDE KERR, B.A., B.Sc. (Econ), M.A., Ph.D. (81 years old). Professor Kerr has served on the Board of Directors since August 31, 1993 and has been its Chairman since May 30, 1997. He also serves as the chairman of the executive committee and a member of the audit committee. Professor Kerr has worked as a consultant on economic development in twenty different countries spanning Europe, the Americas, the Middle East, Asia, South East-Asia and the Pacific Islands for various governments and international agencies including ECAFE, OECD, Colombo Plan, UNDP, ESCAP, and ILO. He has been a visiting professor and visiting fellow at several universities in America, Thailand and Indonesia and has published many professional articles and several books on the development of specific regions including Western Australia and the Indian Ocean region. He has been Deputy Vice-Chancellor of Murdoch University, Deputy Chairman of Challenge Bank, Chairman of the Western Australian Consumer Affairs Council, a Director of the Joondalup Development Corporation and a Director of National Oil N.L. He is currently Chairman of Bio-management Systems Pty Ltd and a Commissioner of P.T. Cendana Indopearls through which the Pearling Project is conducted. He has worked extensively in Indonesia since 1970.

GEORGE ROBERT WARWICK SNOW, B.Ec, F.A.I.C.D. (57 years old). Mr. Snow has served as a director since October 28, 1997 and is its Deputy Chairman. He also serves as a member of the Company's executive committee. Mr. Snow is a graduate in Economics from the Australian National University and has had 27 years experience in finance, property development, real estate management and equity finance. Mr. Snow is the Managing Director of the Sydney-based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management. He is also the Chairman of Biron Corporation Limited based in Perth.

LUCIAN FREDERICK PETERSEN, B.COM. (Economics), C.A. (S.A.), A.C.M.A., C.A., M.A.I.C.D. (53 years old). Mr. Petersen was the Company's managing director until his retirement from the board on August 31, 2001. He had served on the board since August 12, 1999. He was also a member of the executive committee. Mr. Petersen is a Chartered Accountant who has 31 years commercial experience covering accounting, finance and general management. He has had 15 years experience in the pearling industry, and was managing director of a major Australian pearl producer prior to joining the Company. Mr. Petersen was General Manager of the Company for five and one-half years before being appointed to the Board in August 1999.

STEPHEN JOHN ARROW (41 years old). Mr. Arrow has served as a director since June 29, 1999. Mr. Arrow has 22 years experience in the pearling industry in Western Australia and the Northern Territory and is Managing Director and owner of Arrow Pearl Co Pty Ltd, Western Pearlers Pty Ltd, a Director and co-owner of Dampier Pearling Co Pty Ltd.

WALTER FREDERICK JAMES, M.I.E. (Aust), F.A.I.C.D. (62 years old). Mr. James has served on the Board of Directors since March 23, 1999 and is the Chairman of the audit committee. Mr. James has considerable experience in commerce as a Director of public and private companies and is the Principal of the business consulting firm, W.F. James & Associates Pty Ltd, specializing in general management and corporate re-structuring. He is a Director of several private companies.

ADMIRAL RADEN PANDJI POERNOMO (75 years old). Admiral Poernomo has been a member of the Board of Directors since November 30, 1995. Retired First Admiral R.P. Poernomo is the Company's Jakarta-based partner in the Pearling Project. A former Commander in Chief of the Indonesian Fleet, Admiral Poernomo is responsible for senior government liaison at both the central and provincial level. He is the Vice Chairman of the Indonesian Pearl Culture Association, and a member of the Board of The Indonesian Fisheries Federation. He is also the Vice Chairman of the International Relations Institute of the Jakarta Chamber of Commerce and Industry. Admiral Poernomo is the President Director of the Indonesian PMA (Foreign Investment) company, P.T. Cendana Indopearls, through which the Pearling Project is conducted.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (35 years old). Dr. Taylor was appointed to the Company's Board of Directors on September 13, 2000. He was appointed to the role of managing director effective September 1, 2001 upon the retirement of the previous managing director, Mr. Lucian Petersen. Dr. Taylor is a marine biologist and aquaculturist whose Ph.D. research specialized in the husbandry of Pinctada-maxima pearl oysters. Since 1989, Dr.

Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr. Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production.

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, ACIS (36 years old). Mr. Adams was appointed as the Company's Secretary on February 1, 2001. He has more than eight years experience in corporate management in the industries of pearling, mining and engineering. He has been employed with the Company for over five years.

DAVID RICHARD SCHONELL, B.Sc (Acquatic Biology) (34 years old). Mr. Schonell was appointed to the position of Project Manager in September 2001. He commenced employment with the Company in 1995 and has held various managerial positions in the areas of hatchery, farm and administration.

There are no arrangements by which any director or executive officer was appointed to his position. There are no familial relationships between any directors or executive officers and any other directors or executive officers.

There are no agreements between the Company and any director which provide for benefits upon termination.

     B. Compensation

The total remuneration (excluding the value of stock options) paid to each of the Company's directors and executive officers for services in all capacities during 2001 is set forth below:

--------------------------------------------------------------------------------------------------------------------------
                                                          Directors                            Superannuation
                                                            Fees         Other     Bonuses      Contribution     Total
Name                     Responsibilities                   (A$)         (A$)        (A$)           (A$)          (A$)
--------------------------------------------------------------------------------------------------------------------------
A.M. Kerr            Chairman, Audit Committee,           $ 48,150           -          -                  -     $ 48,150
                     Executive Committee
--------------------------------------------------------------------------------------------------------------------------
G.R.W. Snow          Deputy Chairman, Executive           $ 15,000           -          -            $ 1,200     $ 16,200
                     Committee
--------------------------------------------------------------------------------------------------------------------------
L.F. Petersen        Managing Director, Executive                -    $132,777          -            $10,623     $143,400
                     Committee(1)
--------------------------------------------------------------------------------------------------------------------------
S.J. Arrow           Non-Executive Director               $ 15,000    $ 16,500          -            $ 1,200     $ 16,200
--------------------------------------------------------------------------------------------------------------------------
W.F. James           Non-Executive Director, Audit        $ 17,500           -          -            $ 1,400     $ 35,400
                     Committee
--------------------------------------------------------------------------------------------------------------------------
R.P. Poernomo        Non-Executive Director               $ 36,678           -          -                  -     $ 36,678
--------------------------------------------------------------------------------------------------------------------------
J.J.U. Taylor        Managing Director(2)                        -    $122,432    $87,651                  -     $210,083
--------------------------------------------------------------------------------------------------------------------------
S.C.B. Adams         Company Secretary                           -    $ 77,000          -            $ 7,000     $ 84,000
--------------------------------------------------------------------------------------------------------------------------
D.R. Schonell        Project Manager(3)                          -    $ 83,333          -                  -     $ 83,333
--------------------------------------------------------------------------------------------------------------------------
Total                                                     $132,328    $432,042    $87,651            $21,423     $673,444
--------------------------------------------------------------------------------------------------------------------------

________________
(1) Mr. Petersen resigned as the Company's Managing Director effective August 31, 2001.

(2) Dr. Taylor was appointed to serve as Managing Director effective September 1, 2001. Prior to that, Dr. Taylor served as the Company's Project Manager.

(3) Mr. Schonell was appointed to serve as the Company's Project Manager effective September 1, 2001. Prior to that, Mr. Schonell served as the Company's Assistant Project Manager.

During fiscal 2001, the Company made compulsory superannuation contribution (retirement benefit contributions) based on a percentage of salary for its Australian employees and executive officers. These plans are Australian mandated retirement plans.

As of January 1, 2001, the Company granted options to purchase 170,000 Shares to Mr. Petersen. The exercise price of the options is A$0.345 per Share and the options are exercisable between January 1, 2002 and January 1, 2004. As a result of Mr. Petersen's retirement from the Company, these options, along with options to purchase 200,000 shares in the Company at an exercise price of A$0.42 which were issued on January 1, 2000, were forfeited. As of December 31, 2001, Dr. Taylor and Mr. Schonell held options to purchase 200,000 and 150,000 Shares, respectively, in the Company. The exercise price of the options is A$0.30 per Share and the options are excisable between December 31, 2000 and December 31, 2002.

     C. Board Practices

--------------------------------------------------------------------------------------------------
                                                                                     Term
         Name                   Since   Position with the Company                    Expires
--------------------------------------------------------------------------------------------------
Alexander McBride Kerr          1993    Chairman of the Board and Director           2003(1)
--------------------------------------------------------------------------------------------------
Raden Pandji Poernomo           1995    Director                                     2003(1)
--------------------------------------------------------------------------------------------------
George Robert Warwick Snow      1997    Director                                     2003
--------------------------------------------------------------------------------------------------
Walter Frederick James          1999    Director                                     2004
--------------------------------------------------------------------------------------------------
Simon Charles Bunbury Adams     2001    Secretary                                       -(2)
--------------------------------------------------------------------------------------------------
Joseph James Taylor             1996    Project Manager & Director                   2004
--------------------------------------------------------------------------------------------------
Stephen John Arrow              1999    Director                                     2005
--------------------------------------------------------------------------------------------------

________________
(1) The ACSL requires that directors over the age of 72 stand for election annually. Accordingly, Prof. Kerr's and Admiral Poernomo's terms of office are one year.

(2) On February 1, 2001, Mr. Adams was appointed as a Secretary of the Company. This is an executive position within the Company which is not subject to shareholder approval on a rotational basis.

There are no agreements between the Company and any director which provide for benefits upon termination.

The Company has an audit committee, the members of which are Mr. James and Prof. Kerr. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the business activities. The committee strives to set procedures that will cause the financial information prepared for use by the Board in determining policies or for its inclusion in the financial report to be of the highest quality and reliability possible. The committee, from time to time, will invite the External Auditor, the Managing Director, the Financial Controller and the Company Accountant to provide information at its meetings.

The Company has an executive committee, the members of which are Prof. Kerr, Mr. Snow and Dr. Taylor. The role of this committee is to provide a framework for the Board of Directors to function in an effective manner by providing direction in terms of strategic development for wider discussion by all Board members. This committee also carries out the tasks of the remuneration committee, and thereby reviews and makes recommendations to the Board on the remuneration packages and policies applicable to the senior executives and the Directors themselves. Remuneration levels are competitively set to attract the most qualified and experienced senior executives for the jobs they perform.

     D. Employees

The Pearling Project is managed on-site by Mr. Schonell who was appointed to this position in August 2001. Mr. Schonell was employed by the Company in March 1995 and has filed other managerial roles within the organization prior to his appointment as the Project Manager. He is supported by eleven Indonesia-based expatriate managers who fulfill roles as farm, hatchery and technical managers, as well as managers of ancillary services such as mechanical repairs, electrical and building services, community relations and security and safety.

Other key employees include Dr. Taylor, the Company's Chief Executive Officer, who is experienced in pearl husbandry and has extensive contacts within the industry. Admiral Poernomo, a former Commander-in-Chief of the Indonesian Navy, serves as a top-level liaison for the Pearling Project to the Indonesian Government. Mr. Adams, who has experience in the areas of finance and corporate matters fills he roles of Company Secretary and Financial Controller for the Company.

As a result of the expansion of the Waigeo lease since 1998, the Cendana workforce has continued to grow and as at December 31, 2001, the project employed 232 Indonesian nationals, none of whom belong to any labor union. The Indonesian workforce includes 13 technical staff responsible for the nucleation and hatchery operations. General oyster husbandry utilizes the majority of the workforce and 71 people are responsible for these activities. The remaining staff are land-based and they are divided into building and maintenance (11 people), mechanical and engineering (12 people), trade specialists such as fibreglassers, electricians and carpenters (24 people), hatchery personnel (8 people), administration and logistics (46 people), and domestic staff (27 people). Twenty additional people staff the two ships and one airport transfer shuttle boat.

Cendana is continuing to train its own pearl technicians to perform the delicate procedures of implanting the oysters with a nucleus and removing pearls. These trainees have been selected from Cendana's Indonesian and expatriate workforce. To date the in-house results significantly exceed the post operation survival and retention rates achieved by the contract technicians. In addition, there are significant cost savings and having in-house trained staff capable of performing nucleation operations allows flexibility in the timing of such tasks to coincide with the time when the oysters are in the optimum condition for such an operation.

The Company employs five people in management and field-support positions at its offices in Perth, Western Australia. The Company does not believe that it will alter its work force substantially during the remainder of 2002.

     E. Share Ownership

The following table sets forth the number of Shares and the percentage of the Shares outstanding beneficially owned by each of the Company's directors and officers as of May 31, 2002.

----------------------------------------------------------------------------------------
                                       No. of Shares         Percentage of fully diluted
         Name                       Beneficially Owned            shares on issue(4)
----------------------------------------------------------------------------------------
Alex McBride Kerr                      2,207,409(1)                  2.57%
----------------------------------------------------------------------------------------
Raden Pandji Poernomo                  3,225,000(2)                  3.76%
----------------------------------------------------------------------------------------
George Robert Warwick Snow            14,025,744                    16.36%
----------------------------------------------------------------------------------------
Joseph James Uel Taylor                  200,000(3)                  0.21%
----------------------------------------------------------------------------------------
Stephen John Arrow                     1,952,934                     2.28%
----------------------------------------------------------------------------------------
Walter Frederick James                         -                        -
----------------------------------------------------------------------------------------
Simon Charles Bunbury Adams
----------------------------------------------------------------------------------------
David Richard Schonell                   250,000                     0.29%
----------------------------------------------------------------------------------------

________________
(1) Includes 1,267,335 Shares issuable upon exercise of options with an exercise price of A$0.30 per Share and an expiration date of October 14, 2002.

(2) Includes 1,935,000 Shares issuable upon exercise of options with an exercise price of A$0.30 per Share and an expiration date of October 14, 2002.

(3) Includes 200,000 Shares issuable upon exercise of options with an exercise price of A$0.30 per Share and an expiration date of December 31, 2002.

(4) Percentage of fully diluted Shares held by directors and officers as at May 31, 2002 is based on 82,602,043 Shares and 3,111,724 options to buy Shares on issues.

The Company has also granted options to senior staff and managers of the Company. On June 15, 1998, the Company issued such employees 825,000 options exercisable at A$0.40 per share any time between July 1, 2000 and June 30, 2001. Of these options 150,000 were forfeited upon the holder's termination of employment with the Company and on April 12, 2000 the remaining 675,000 options were cancelled by the Company. In their place, the Company issued the previous option holders 800,000 options exercisable at A$0.30 per share exercisable after December 31, 2000 and expiring on December 31, 2002. These options are subject to forfeiture by the holders, at the discretion of the Board of Directors, if they cease employment with the Company before they are exercised. As at May 31, 2002, 180,000 options exercisable at A$0.30 remained unexercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major Shareholders

The following table indicates as of May 31, 2002 any person who is known to the Company to be the beneficial owner of more than 5% of the Shares of the Company.

------------------------------------------------------------------------------------------------------
                               Identity of Person                                     Percentage of
     Title of Class                or Group                    Amount Owned              Class(1)
------------------------------------------------------------------------------------------------------
Ordinary Shares        Dampier Investment Group Pty Ltd.         14,025,744             16.98%
------------------------------------------------------------------------------------------------------

(1) Based on 82,602,043 Shares outstanding as of May 31, 2001. All shares have the same voting rights.

To the best of the Company's knowledge, there are no agreements in place which could result in a change of control of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

As of May 31, 2002, the Company had 82,602,043 Shares outstanding. Of the Shares, 2,723,050 or 3.3%, were held of record by 248 persons with U.S. addresses. In addition, 25 persons with U.S. addresses were record holders of 111,090 ADRs as of June 6, 2001. Accordingly, the Company has a minimum of 273 U.S. record holders, who own at least 4,944,850, or 5.99%, of the Company's Shares (or ADRs which represent this number of Shares).

     B. Related Party Transactions

The Company and Tansim each entered into agreements with Nusantaqua, as described herein. In accordance with the terms of the Sale Agreement, the Company entered into the Loan Agreement with Nusantaqua, pursuant to which it loaned the Joint Venture A$1,500,000 to finance operations of the Kupang project. Cendana assumed this loan when the Joint Venture agreed to transfer its assets to it. See "Item 4. Information on the Company - Financing Agreements." Prof. Kerr is a director of the Company and was at that time a shareholder and director of Nusantaqua. Prof. Kerr was the owner of 19.2% of the outstanding capital stock of Nusantaqua.

On December 31, 1998, Tansim acquired the remaining 25% of Cendana from Nusantaqua (10%), Ardindo Nusa (10%) and Admiral Poernomo (5%), a director of the Company. The Company paid an aggregate consideration of A$1,048,124 (US$536,325), as valued by an independent expert. The consideration paid was in the form of Shares of the Company and options to purchase Shares of the Company. The Company issued 5,375,000 Shares and 8,062,500 options to purchase Shares of the Company, which expire three years from the date of issue (being October 14, 1999). Prof. Kerr was the owner of capital stock in Nusantaqua. In addition, Prof. Kerr and Admiral Poernomo had a financial interest in Ardindo Nusa.

In March 1999, the Company entered into a consultancy agreement with Arrow Pearl Co Pty Ltd ("Arrow"), a company associated with Mr. Arrow, a director of the Company, under which staff of the Company are to be trained as pearl operation technicians at the Indonesian pearl farm. The Company paid Arrow A$187,964 and A$297,886 during 2000 and 2001, respectively, under the terms of the agreement. The agreement is for a term of five years and automatically renews for an additional five years unless terminated by either party.

In June 2001, the Company came to an arrangement with Arrow Pearl Company Pty Ltd to secure a lease of office space beginning on September 1, 2001. The Company now shares space with Arrow Pearl Company Pty Ltd and pays it A$35,000 annually for the use of the space. See "Item 4. Information on the Company - Property, Plant and Equipment." The premises in Fremantle are owned by an entity with which Mr. Arrow is associated. Mr. Arrow is a director of Arrow Pearl Company Pty Ltd.

Admiral Poernomo received a fee of A$21,001 and A$30,736 in each of 2000 and 2001, respectively, for providing office facilities and administration services for the Indonesia subsidiary in Jakarta.

     C. Interest of Experts and Counsel

          Not required.

item 8.  FINANCIAL INFORMATION

     See Item 17.

       Legal Proceedings

The Company is not a party to any legal proceedings.

       Dividend Policy

The Company is now established on a profitable production basis. A maiden dividend of A$0.02 per Share was paid by the Company in November 2001. This was followed by a further dividend of A$0.02 in April 2002 which was also paid from profits generated in the 2001 fiscal period. The Board has announced that it intends to pay further dividends but the timing and amount of future dividends will depend on the availability of appropriate levels of cash reserves and decisions that the Board must consider in relation to future capital expenditure in the Pearling Project.

ITEM 9.  THE OFFER AND LISTING

     Trading Market for American Depository receipts (ADRs)

The Shares trade in the United States in the form of ADRs issued by the Bank of New York. Each ADR represents a specified number of ADSs, which each evidence ownership of 20 Shares of the Company. On May 31, 1995, the Company's ADRs began trading on the over-the-counter bulletin board service of the National Association of Securities Dealers under the symbol APCFY. On September 12, 1996, the Company's ADRs were listed and began trading on the SmallCap Market of the National Association of Securities Dealers, Inc. under the symbol APCFY. The quotations set forth below represent the high and low closing bid prices of the Company's ADRs for the periods specified and, are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, do not necessarily represent actual transactions, and may reflect only fluctuations in exchange rates between the United States and Australia:

          For the Year Ended:            High Closing Bid Price           Low Closing Bid Price
          -------------------            ----------------------           ---------------------
                                                  (US$)                           (US$)
                 1997                             7.38                            2.13
                 1998                             4.25                            1.75
                 1999                             5.00                            1.66
                 2000                             4.38                            1.88
                 2001                             4.09                            2.00

            For the Period:              High Closing Bid Price           Low Closing Bid Price
            ---------------              ----------------------           ---------------------
                                                  (US$)                           (US$)
2000
----
January 1 - March 31                               4.13                          3.13
April 1 - June 30                                  3.31                          2.75
July 1 - September 30                              3.13                          2.25
October 1 - December 31                            2.47                          1.86

2001
----
January 1 - March 31                               3.00                          2.00
April 1 - June 30                                  2.93                          2.00
July 1 - September 30                              3.34                          2.10
October 1 - December 31                            4.09                          2.52

                For the                  High Closing Bid Price           Low Closing Bid Price
            Months Ending:               ----------------------           ---------------------
            --------------                        (US$)                           (US$)
December 31, 2001                                 4.09                            3.17
January 31, 2002                                  4.30                            3.70
February 28, 2002                                 4.20                            3.60
March 31, 2002                                    5.51                            3.96
April 30, 2002                                    5.64                            4.75
May 31, 2002                                      5.55                            5.15

The principal non-United States trading market for the Shares is the Australian Stock Exchange. The Company cannot practicably determine what percentage of its Shares traded on the Australian Stock Exchange are held by U.S. persons. The quotations set forth below represent the high and low closing sales prices of the Company's Shares during the periods indicated:

          For the Year Ended:            High Closing Bid Price            Low Closing Bid Price
          -------------------            ----------------------            ---------------------
                                                  (A$)                             (A$)
                 1997                             0.55                             0.15
                 1998                             0.33                             0.16
                 1999                             0.39                             0.12
                 2000                             0.36                             0.18
                 2001                             0.42                             0.18

For the period:                          High Closing Sale Price          Low Closing Sale Price
---------------                          -----------------------          ----------------------
                                                  (A$)                             (A$)
2000
----
January 1 - March 31                              0.36                             0.28
April 1 - June 30                                 0.32                             0.25
July 1 - September 30                             0.31                             0.20
October 1 - December 31                           0.27                             0.18

2001
----
January 1 - March 31                              0.25                             0.18
April 1 - June 30                                 0.28                             0.21
July 1 - September 30                             0.30                             0.24
October 1 - December 31                           0.42                             0.26

        For the Months Ending:           High Closing Bid Price            Low Closing Bid Price
        ----------------------           ----------------------            ---------------------
                                                  (A$)                             (A$)
December 31, 2001                                 0.42                             0.32
January 31, 2002                                  0.42                             0.35
February 28, 2002                                 0.42                             0.36
March 31, 2002                                    0.52                             0.41
April 30, 2002                                    0.51                             0.45
May 31 2002                                       0.50                             0.46

ITEM 10.  ADDITIONAL INFORMATION

     A. Share Capital

Not required.

     B. Memorandum and Articles of Association

In 2000, ACSL was amended to remove references to the terms "Memorandum" and "Articles" and to replace such terms with the term "Constitution." On May 29, 2000, the Company adopted a new Constitution at its general meeting. This new Constitution does not give details of the

Company's objects and purposes, which are not required by the ACSL. Atlas Pacific Limited is a public company limited by shares and is registered under the corporations law in Australia. The Australian Company Number (ACN) given to Atlas Pacific Limited by the Australian Securities and Investment Commission is 009 220 053.

     Interested Directors' powers to vote on a proposal.

An interested director's power to vote on a proposal is determined under Rule
9.3 of the Constitution. A director who is in any way interested in a contract or proposed contract with the Company or who holds any office or possesses any property as a result of which duties or interests might be created which are directly or indirectly in conflict with that director's duties or interests as a director, must declare the fact and the nature of the interest, or nature, character and extent of the conflict at the first Board meeting held after the relevant facts come to the director's knowledge or after appointment as a director, whichever is later.

Under Rule 9.4 of the Constitution, each interested director must comply with
Section 195 of the ACSL (formerly Section 232A) in relation to being present, or voting, at a Board meeting that considers a matter in which the director has a material personal interest. Subject to Section 195, an interested director may be counted in a quorum at a Board meeting that considers, and may vote on, whether the Company enters into an agreement or proposed agreement in which that director has an interest. The Company may enter into the agreement and the director may participate in the execution of any relevant document by or on behalf of the Company and the director may be counted in a quorum at a Board meeting that considers, and may vote on, matters involving the agreement. If disclosure under rule 9.3 is made before the agreement is entered into the interested director may retain benefits under the agreement even though the director has an interest in the agreement and the Company cannot avoid the agreement merely because of the existence of the interest.

     Directors' powers to set compensation for themselves.

The power of directors to set their compensation as Board members is set out in Rule 10 of the Constitution. Subject to any contract with the Company and to the Listing Rules of the Australian Stock Exchange (the "Listing Rules") the Board may fix the remuneration of each executive director. That remuneration may consist of salary, bonuses or any other elements but must not be a commission on or percentage of profits or operating revenue. The outside directors (other than the executive directors and those who are directors only because they are alternates) are entitled to be paid, out of the funds of the Company, an amount of remuneration which does not in any year exceed in the aggregate the amount last fixed by ordinary resolution of shareholders or consist of a commission on or percentage of profits or operating revenue; and is allocated among them on an equal basis having regard to the proportion of the relevant year for which each Director held office; or as otherwise decided by the Board. In relation to Rule 10.2(a)(i), a resolution was passed by the shareholders at a meeting on May 22, 2002 which set the aggregate amount of non-executive directors' remuneration at not more than A$250,000, an increase from A$150,000 approved in 2000, in any one financial year.

If a director, at the request of the Board and for the purposes of the Company, performs extra services or makes special exertions (including going or living away from the director's usual residential address), the Company may pay that director a fixed sum set by the Board for doing so. Remuneration under this rule may be either in addition to or in substitution for any remuneration to which that director is entitled under Rule 10.1 or 10.2.

In addition to any remuneration, the Company must pay a director all reasonable expenses, including travel and accommodation expenses, incurred by the director in attending meetings of the Company, the Board, or a committee of the Board, on the business of the Company or in carrying out duties as a director.

Subject to Section 200B of the ACSL (formerly Section 237) and the Listing Rules, the Company may agree with a director or person about to become a director that, when or after the person dies or otherwise ceases to be a director, the Company will pay a pension or lump sum benefit to either that person, or after that persons death, any of the surviving spouse, dependants or legal personal representatives of that person. The Company has not provided such benefit to any of its directors.

     Borrowing Powers of the Directors.

The directors may exercise all powers to borrow or otherwise raise money in the course of carrying out the management of the Company. They may pledge any of the Company's assets or all or any of the issued, but unpaid for, capital stock of the Company as security against which to borrow or otherwise raise capital and may issue debentures or give any other security for a debt, liability or obligation of the Company to another entity.

     Retirement or non-retirement of Directors under an age limit requirement.

Section 201C of the ACSL requires directors who have attained the age of 72 to resign at each annual shareholders meeting and stand for re-election. The director must be re-elected by a special majority of members, or shareholders, being 75% of members on a show of hands or by the number of shares held if a poll is called at the annual general shareholders meeting. The Company's Constitution does not impose any further age requirements.

     Number of shares required for Directors' qualification.

Rule 3.2 of the Constitution states that a director need not be a shareholder of the Company.

     Rights, preferences and restrictions of the Company's securities.

The rights, preferences and restrictions of the Company's securities relating to each class of security of the Company, including voting rights, dividends, sharing in company profits, sharing in the surplus in the event of liquidation, redemption provisions, sinking fund provisions, liability for further capital calls and any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares, are summarized as follows:

          (a)  Preference Shares-

Rule 22.2 of the Constitution authorizes the issuance of preference shares, or preferred stock, including preference shares that are redeemable. There are no preference shares currently issued or outstanding. Unless approved by a special resolution of members, the rights attached to these preference shares are those that are set out in the Schedule to the Constitution, which are summarized as follows:

               (i) entitled to receive dividends prior to any payment of a dividend to any other class of shares;

               (ii) in the event of a winding up, preference share holders are entitled to payment of cash of the amount then paid up on the shares and, if there was a resolution of members resolving that dividends be cumulative, any arrears of dividends, in priority to any other class of shares but they have no right to participate in surplus assets and profits of the Company or to vote on a winding up;

               (iii) no voting rights except in certain circumstances; and

               (iv) financial reports and notices of meetings that are sent to ordinary shareholders must be sent to preference shareholders.

          (b)  Ordinary Fully Paid Shares-

The Board of Directors may, on behalf of the Company, issue, grant options over, or otherwise dispose of unissued shares to any person in accordance with Rule
22.1 of the Constitution. The issue of shares must not contravene Section 259C of the ACSL or any Listing Rules. Under Rule 32.5, where the Company issues different classes of shares, or divides issued shares into different classes, the rights attached to shares in any class may be varied or cancelled, subject to Sections 246C and 246D of the ACSL.

In the event of a poll, or vote, at a general meeting of shareholders, each share represents one vote. The only other classes of Company securities that provide the holders with the right to vote at shareholders' meetings are Preference Shares and this is only under restricted circumstances.

Rule 27.4 of the Constitution states that "Subject to the terms of issue of shares, the Company may pay a dividend on one class of shares to the exclusion of another class. Subject to Rule 27.5, each share of a class on which the Board resolves to pay a dividend carries the right to participate in a dividend in the same proportion that the amount for the time being paid on the share bears to the total issue price of the share." There is currently only one class of shares issued and this class is referred to as fully paid ordinary shares. Directors may pay dividends wholly or partly through the distribution of specific assets, including the distribution of paid-up shares or other securities of the Company.

Under Rule 32.1, the Company may capitalize profits, reserves or other amounts available for distribution to shareholders. Subject to the terms of issue of shares, members are entitled to participate in a capital distribution in the same proportion in which they are entitled to participate in dividends.

Subject to the Listing Rules, Rule 25 of the Constitution and the terms of issue of any shares, the directors may make a call upon the shareholders in respect of any money unpaid on their shares that is not payable by the terms of the shares at a fixed time. If the requirements of a notice served on a shareholder under the Constitution relating to a call on shares are not complied with, the directors may cause the holders to forfeit any such shares, including dividends, by resolution at any time after the date specified in the notice and before the payment required by the notice is made. Forfeited shares become the property of the Company and may be reissued or sold. There are no partly paid shares issued as at the date of this report.

If the Company is liquidated or wound up and there is a surplus of assets over liabilities and the cost of the liquidation, the excess must be divided among the shareholders in proportion to the number of shares held by them. Upon approval by members who own not less than 75% of the shares, the liquidator may divide among the members the whole or any part of the Company's surplus property and may determine how the division is to be carried out between shareholders or different classes of shareholders.

The Constitution is silent in relation to any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The ACSL deals with this issue.

          (c)  Secured Convertible Notes -

In March 1999, 24,688,009 Secured Convertible Notes were issued by the Company to raise an amount of A$3,703,201. Each Convertible Note earned interest at an annual rate of 12.5% on the face value of the note which was A$0.15. This interest was payable on March 23 and September 23 each year up until the redemption date of the note which was March 23, 2002. The interest was payable in preference to dividends to ordinary shareholders. Each Convertible Note was secured by a fixed and floating charge over all of the Company assets including the shares of Tansim and Cendana.

At the election of the note holder, the Convertible Notes could be converted into ordinary fully paid Shares on a one-for-one basis up to March 23, 2002. Shares issued as a result of the conversion of a Convertible Note rank equally with, and have the same rights as existing ordinary Shares. If the election to convert the Convertible Notes was not made by the redemption date, the Convertible Notes were redeemed at their face value on March 23, 2002. At that date, 149,987 Convertible Notes were redeemed and a total of A$22,498 was repaid in to the holders. In the event of a default under the Trust Deed pursuant to which the Convertible

Notes were issued, the Convertible Note holders would be treated as secured creditors and be entitled to the repayment of the principal and accrued interest, up to the date of default, relating to the notes held. This redemption ranked ahead of any payment to unsecured creditors and shareholders.

Holders of convertible notes were not entitled to vote at shareholder meetings unless they converted their notes to Shares. Convertible Note holders were not eligible to receive dividends that were paid to shareholders. Once Notes are converted to Shares, they cannot be converted back to notes.

          (d)  Options -

          As of May 31, 2002, there are two classes of options on issue by the
Company:

          (i) 2,931,724 options to purchase Shares of the Company, exercisable on or before October 14, 2002 at a price of A$0.30 per Share;

          (ii) 180,000 options to purchase Shares of the Company, exercisable on or before December 31, 2002 at a price of A$0.30 per Share;

Each of the options stated above can be exercised to purchase one ordinary fully paid Share. Options do not carry any voting or dividend rights until they are exercised. The decision to exercise an option is made at the option holder's discretion and if the option holder does not elect to exercise the option, the option will expire on the final exercise date. The options that were issued under (ii) above are held by the Company's executive director. If any of the holders of these options leave the employment of the Company, the Board of Directors has the right to cancel the options.

     Changing Shareholders' Rights.

Rule 32.5 of the Constitution provides that the rights attached to any class of stock may be varied or canceled:

     (a) with the written consent of the holders of a majority of the issued shares of the affected class; or

     (b) by ordinary resolution passed at a meeting of the holders of the issued shares of the affected class.

     General Shareholders' Meetings.

The calling of extraordinary and general meetings is determined by Rule 13 of the Constitution. This rule states that an annual general meeting should be held in accordance with Section 250N of the ACSL and that the Board of Directors may at any time, and when required by sections

249D (where shareholders request the directors to call a meeting) or 249G (where the court orders a meeting), convene a meeting of shareholders.

The notice required for a meeting must be sent at least 28 days prior to the meeting and must be given in compliance with sections 249J(3), 249L, 250BA and 1109N of the ACSL. A shareholders' meeting may be postponed or cancelled if written notice of the postponement or cancellation is given to each person entitled to notice of the meeting. However, a meeting may not be cancelled or postponed if it is called following a request from shareholders and the cancellation or postponement of the meeting will result in it being held later than two months after the request is given to the Company or if the cancellation or postponement in any other circumstance results in the annual general meeting being held any later than five months after the end of the fiscal year. Meetings can be held in more than one location with the use of technology, which gives the shareholders the opportunity to participate.

Unless a special majority is required by law, action taken at a general meeting is to be decided by a majority of votes cast by shareholders present at the meeting. Votes are conducted by a show of hands unless a poll is demanded. In a vote by a show of hands, each shareholder present in person or by proxy, attorney or representative has one vote. In a vote by a poll, every shareholder present has one vote per fully paid share entitled to vote and a fraction of a vote for each partly paid share held by the shareholder entitled to vote equivalent to the proportion which the amount paid on the share bears to the total amounts paid and payable. Persons representing more than one shareholder at a general meeting are entitled, on a show of hands, to only one vote despite the number of shareholders they represent.

     Rights to Own Securities.

The Constitution contains no limitations on stock ownership, including the rights of non-residents or foreign shareholders to hold or exercise voting rights. The ACSL provides guidelines in relation to takeover regulations once certain levels of share ownership are attained.

     Change of Control.

Although the Company is not presently aware of any takeover attempts, the Company's Constitution contains provisions which may be deemed to be "anti-takeover" in nature because such provisions may deter, discourage or make more difficult a change of control of the Company. These provisions include:

     (a) Staggered Board. Rule 3.6 of the Constitution provides for a staggered board. In any given year, at least one-third of the Board of Directors must retire and stand for re-election. As a result, it would take a person who wanted to gain control of the Company a minimum of two annual meetings of the shareholders before he could gain control of a majority of the Company's Board of Directors.

     (b) Discretion for Issuance of Shares. Rule 22.1 of the Constitution provides the Board of Directors discretion in issuing share on such terms and with such rights as it may determine. This provides the Board of Directors as much flexibility in issuing shares.

     In addition, any change in control of the Company through share ownership is governed by the ACSL.

     Threshold Ownership.

The Constitution is silent about the provisions relating to disclosure of share ownership. The ACSL and the Listing Rules govern the requirements in this regard. If an individual or entity, including any associates of the aforementioned individuals or entities, controls more than 5% of the total voting rights of the Company, they become a substantial shareholder and is required to adhere to takeover provisions of the ACSL. Any change of 1% or more in the shareholdings of such entity or individual has to be reported to the Australian Stock Exchange and any substantial shareholders must be named in the Company's annual report.

     Significant differences between Australian Corporate Law and U.S. Corporate Law

The Company's Constitution differs in certain respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Constitution applicable to the Company, which differ in certain respects from provisions of Delaware corporate law. The comparison of the Constitution to Delaware law provides only a basis of comparison and in no way means that the corporate law of Delaware is the same as that of other U.S. states. The following statements are summaries of some of the provisions of the Constitution, and do not purport to deal with all aspects of the Constitution or all aspects of Australian law that may be relevant to the Company, its officers, directors and shareholders.

Voting Rights. The Constitution provides that votes at a meeting are cast by a show of hands unless a poll is demanded. Each holder of Shares is entitled to one vote when voting is done by a show of hands. If a poll is demanded, each holder of Shares is entitled to one vote for each Share owned. A poll may be demanded on any resolution (except a resolution to elect the chairman of a meeting) by: (i) at least five shareholders entitled to vote on the resolution;
(ii) shareholders entitled to cast at least 5% of the votes that may be cast on the resolution by a poll; or (iii) the chairman. Under Delaware law, holders of common stock are entitled to one vote for each share of common stock owned by such holder unless the certificate of incorporation provides for other voting rights.

Quorum. The Constitution provides that a quorum for a meeting of shareholders exists if two voting members are present. Under Delaware law, a quorum exists if a majority of the shares entitled to vote are present or represented at the meeting.

Interested Directors. The Constitution provides that any transaction entered into by the Company in which a director has an interest is not voidable by the Company and the director can retain benefits under the agreement even though the director has an interest in the agreement, provided the director discloses the nature of the interest or the nature, character and extent of the conflict at the earlier to occur of: (i) the first meeting of directors held after the facts have come to the director's attention; or (ii) the appointment of the director to the board. The director may be counted towards the determination of a quorum and may vote on the proposed transaction. Under Delaware law no such transaction would be voidable if (i) the material facts as to such interested director's relationship or interest are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by a vote of the shareholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

Fully Paid Shares. The Constitution provides that the Company may issue shares on terms that provide that some or all of the issuance price will be paid in installments. The Constitution further provides that shares are subject to forfeiture from their owner in the event installments are not paid when due. Shares that have not been fully paid for are subject to call and failure to pay such calls subjects the shares to forfeiture. Under Delaware law, a corporation may issue shares that are partly paid and subject to call. Delaware law provides that holders of partly paid shares are liable for a period of no more than six years from the date of issuance for the remainder of the consideration to be paid on the shares in the event the corporation's assets are insufficient to satisfy the claims of creditors. Delaware law does not specifically provide for a procedure for forfeiture of the shares which are partly paid for.

Preference Shares. The Constitution provides that the Company may issue preference shares, including preferences shares that are redeemable by the Company. The terms of any such shares must be those that are set forth in the Constitution or as may be approved by special resolution of the Company's shareholders. Under Delaware law, a corporation's certificate of incorporation may provide for the issuance of shares of preferred stock with such rights, qualifications and limitations as may be determined at a later date by the corporation's board of directors without shareholder approval.

Certificate of Incorporation and Bylaws. In 2000, the ACSL was amended to provide that a company's constitution is its governing document. The Company's Constitution is the functional equivalent of both a certificate of incorporation and bylaws under Delaware law. The Company's Constitution may only be amended by a vote of the Company's shareholders. In contrast under Delaware law, while amendments to the certificate of incorporation require a vote of the corporation's shareholders, a company's bylaws may be amended by a vote of the board of directors.

     Changes in Capital.

Under Rules 22.2, 32.3 and 32.5 of the Constitution and subject to Sections 231 (previously Section 246A) to 254H of the ACSL and the Listing Rules the Company may convert shares into a larger or smaller number of shares, an ordinary share into a preference share or a preference share into an ordinary share. In order for any of these changes to take place, a resolution must be passed at a meeting of shareholders.

Under Rule 32.4 of the Constitution and subject to the Listing Rules, the Company may reduce its share capital by reduction of capital in accordance with Division 1 of Part 2J.1 of ACSL. It may also reduce capital by buying back shares in accordance with Division 2 of Part 2J.1 of ACSL and in the ways permitted by sections 248E and 258F of the ACSL or in any other way for the time being permitted by the law.

     C.   Material Contracts

     Land Lease between the Company and Korinus Ayelouw

In July 1999, the Company entered into a land lease agreement with Korinus Ayelouw, the representative of the local people on the island of Waigeo in West Papua, Indonesia for the use of land for farm buildings. The lease is for a term of 25 years and expires on July 1, 2024.

     Lease agreement between the Company and Arrow Pearl Co Pty Ltd

On July 30, 2001, the Company entered into a lease agreement with Arrow Pearl Co Pty Ltd for office space at 6 Rous Head Road, North Fremantle. The lease arrangement commenced on September 1, 2001 and is for a period of three years. Mr. Stephen Arrow is a director of both the Company and Arrow Pearl Co Pty Ltd. The Company paid A$8,750 for the use of the office space in 2001. Pursuant to the terms of the lease, the Company pays A$35,000 annually. See "Item 4. Information on the Company-Property, Plant and Equipment."

     Distribution agreement between the Company and Pearlautore International Pty Ltd

The Company has appointed Pearlautore International Pty Ltd as its exclusive valuer and distributor of South Sea Pearls. The agreement commenced January 1, 2000 for an initial term of two years, which has since been extended to December 31, 2003. Pearlautore International Pty Ltd receives a commission of between 5% and 25% for cleaning, grading, valuing and selling the Company's pearls.

     Employment agreement between the Company and Dr. Joseph James Uel Taylor

The Company and Dr. Taylor entered into an employment agreement effective September 1, 2001, pursuant to which Dr. Taylor will serve as the Company's Managing Director. The Agreement provides the payment of salary, bonus and options. The agreement may be terminated by either party upon four months' notice. Dr. Taylor was previously employed as the Company's Project Manager.

      Employment agreement between the Company and Mr. David Schonell

The Company and Mr. Schonell entered into an employment agreement effective September 1, 2001, pursuant to which Mr. Schonell will serve as the Company's Project Manager. The agreement terminates on August 31, 2003. The agreement provides for the payment of salary, bonus and profit sharing. Mr. Schonell was previously the Company's Assistant Project Manager.

      Director's Access, Insurance and Indemnity Deed between the Company and each Director

The Company has entered into a deed with each director whereby the Company indemnifies each director against all liabilities to another person (other than the Company or a related body corporate) that may arise from his position as a director, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement states that the Company will pay the full amount of any such liabilities, including costs and expenses.

      Memorandum of Understanding between the Company and PT Timor Otsuki
      Mutiara

On January 9, 2001, an agreement was reached between the Company and PT Timor Otsuki Mutiara for the lease of the Company's facilities at Kupang. PT Timor Otsuki Mutiara pays the Company US$2900 per month for five years, at the end of which time the Company will transfer ownership of the Kupang facility to PT Timor Otsuki Mutiara.

      D.   Exchange Controls and Other Limitations Affecting Security Holders

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions.

The Australian Foreign Acquisitions Act (the "Act") sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company. The Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore, against the national interest. The Act contains divestiture provisions to ensure it can be enforced, as well as stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

The Act requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if, after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained herein. The foregoing approval requirement applies to the following classes of persons: (i) any natural person not ordinarily resident in Australia, (ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Act) holds a substantial interest, and (iii) two or more such persons or corporations which hold an aggregate substantial interest.

A person holds a "substantial interest" in a corporation if the holder alone or together with any associates (as defined in the Act) controls 15% or more of the voting power in the corporation or holds 15% or more of the issued shares in that corporation. Two or more persons hold an aggregate substantial interest in a corporation if they, together with any associates (as so defined), control 40% or more of the voting power, or own 40% or more of the issued shares, in such corporation.

The Act requires foreign persons or foreign-controlled entities to give 40 days' notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

The Constitution of the Company does not contain any additional limitations on a nonresident's right to hold or vote the Company's securities.

      E.   Taxation

The following discussion summarizes certain U.S. federal and Australian tax consequences of the ownership of Shares (or ADRs representing them) by a person ("U.S. Portfolio Stockholder") that: (i) is a citizen or resident of the U.S., a U.S. corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Shares or ADRs; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding 5 years, beneficially owned 10% of the issued capital or voting stock in the Company; and (iv) has not used the Shares or ADRs in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

The statements regarding U.S. and Australian tax laws set forth herein are based on those laws as in force on the date of this document and are subject to changes to those laws subsequent to the date of this document that may affect the tax consequences described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax considerations and investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under U.S., state, local and other laws, of the acquisition, ownership and disposition of Shares or ADRs by consulting their own tax advisors.

      Taxation of Gains on Sale

A U.S. Portfolio Stockholder is not subject to Australian income tax on the sale of its Shares or ADRs in the Company.

      Passive Foreign Investment Company Status

The following discussion of "passive foreign investment companies" ("PFICs") is of particular interest for U.S. Portfolio Stockholders in 2001 whose holding period in their Shares or ADRs extends back to 1996.

A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any year in which at least 75 percent of its gross income is passive income, or in which at least 50 percent of its assets produce passive income. Passive income includes interest income from cash holdings and profits from the sale of marketable securities, even if derived from an active business. During 1995 and 1996, substantially all of the Company's gross income was passive income derived from the sale of its investment securities and from interest income. Therefore, the Company has determined that it was a PFIC during 1995 and 1996. However, the Company has not been a PFIC since 1996. While no absolute assurance can be given, the Company believes that it most likely will have a sufficiently high percentage of non-passive gross income (sales minus cost of sales) from the sale of pearls and sufficiently high percentage of assets producing non-passive income for 2002 and for the foreseeable period thereafter to avoid PFIC status in 2002 and for the foreseeable period thereafter.

However, under a special "once a PFIC - always a PFIC" rule contained in the Internal Revenue Code, if a foreign corporation is a PFIC during any year in which a U.S. shareholder owned shares or ADRs in that foreign corporation, that U.S. shareholder forever continues to be subject to the special adverse PFIC tax regime with respect to those ADRs or Shares, even if the foreign corporation is no longer a PFIC, unless a special "purging election" has been made. Thus, a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 will be subject to the special PFIC rules on gain from the sale of those Shares or ADRs, even if they are sold in 2002 or thereafter, and even if the Company is not a PFIC during 2002 and thereafter, unless that U.S. Portfolio Stockholder has made the special "purging" election. By contrast, a U.S. Portfolio Stockholder whose holding period in its Shares or ADRs began after 1996 will not be subject to the PFIC rules, if, as anticipated by the Company, the Company is no longer a PFIC during 2002 and thereafter.

Under the PFIC rules applicable in 2002 and thereafter to a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 but does not make a "purging election," that U.S. Portfolio Stockholder who sells the Shares or ADRs at a gain, whether in 2002 or thereafter, will be subject to a special additional tax. To compute this additional tax, (i) the gain is allocated ratably over the U.S. Portfolio Stockholder's holding period for the ADRs or Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income, and
(iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. Such a U.S. Portfolio Stockholder will also be subject to a special additional tax on certain excess distributions from the Company, will be denied a step-up in tax basis on

Shares and ADRs on the death of a U.S. individual shareholder, and will be required to comply with burdensome annual reporting requirements.

A U.S. Portfolio Stockholder in 2002 who owned Shares or ADRs in 1996 could have avoided the "once a PFIC - always a PFIC" rule, and thus avoided the PFIC rules for post - 1996 years by making a "purging election." To make the "purging election" the U.S. Portfolio Stockholder must generally have included the election on an amended tax return for 1996 within three years of the due date, as extended, for the U.S. Portfolio Stockholder's 1996 tax return that is, generally in 2000. Additional information concerning the "purging election" is found in Treasury Regulation 1.1297-3T.

Another election that in some cases can reduce the adverse impact of the PFIC rules is the "qualified electing fund election." The qualified electing fund election would require the U.S. Portfolio Stockholder to provide an analysis of the Company's earnings on a U.S. tax basis, and the Company will not provide this analysis. Therefore, the Company expects that the "qualified electing fund" election will not be available to its U.S. Portfolio Stockholders.

Another election that in some cases is available to a U.S. shareholder of a PFIC is the mark-to-market election. Under this election, the excess of the fair market value of the PFIC stock at the end of the tax year over its adjusted basis (as increased to reflect net previous inclusions of mark-to-market gains over previous mark-to-market losses) is included as ordinary income in the current year.

If adjusted basis of the PFIC stock at the end of the tax year over its adjusted basis (as increased to reflect net previous inclusions of mark-to-market gains over previous mark-to-market recognized losses) exceeds the fair market value of the PFIC stock at the end of the tax year, this excess is deductible as ordinary income, but only to the extent of net previous inclusions of mark-to-market gains over previous mark-to-market losses. Losses on sale of PFIC stock are also treated as ordinary losses, and not capital losses, but likewise only to the extent of net previous inclusions of mark-to-market gains over previous mark-to-market losses.

The mark-to-market election is available to open-end U.S. mutual funds, and to closed-end U.S. mutual funds that publish net asset valuations at least annually, whether or not the PFIC stock is viewed as regularly traded on Nasdaq or a qualifying foreign stock exchange. Therefore, open-end U.S. mutual funds, and closed-end U.S. funds that publish net asset valuations at least annually, are eligible to elect mark-to-market treatment for the Company's Shares or ADRs that the fund has owned since 1996.

The mark-to-market election is available to U.S. shareholders that are neither open-end U.S. mutual funds nor closed-end U.S. mutual funds that publish net asset valuations at least annually, only if the PFIC stock is regularly traded either on Nasdaq, or on another U.S. or foreign stock exchange characterized as qualified by the U.S. Treasury Department. Regulation 1.1296(e)-1, issued in 2000, states that ADRs in a PFIC are viewed as "regularly traded" on NASDAQ, and therefore eligible for the mark-to-market election, if the ADRs are traded, in more than de minimus quantities, on Nasdaq at least 15 days during each calendar quarter. Regulation 1.1296(e)-1 does not define what constitutes a "de minimus" quantity of traded PFIC shares. Trades that have as one of their principal purposes qualifying ADRs for the mark-to-market election are ignored.

Similarly, Regulation 1.1296(e)-1 further provides that stock in a PFIC is viewed as "regularly traded" on a qualified foreign stock exchange if the stock is traded, in more than de minimus quantities, on that qualified foreign stock exchange at least 15 days during each calendar quarter. However, trades on that foreign stock exchange that have as one of their principal purposes qualifying the PFIC stock for the mark-to-market election are ignored.

The foreign stock exchange itself is viewed as qualified, thus permitting the mark-to-market election to be available for stock in PFICs that are regularly traded on that foreign stock exchange, only if that foreign stock exchange meets certain criteria. The foreign stock exchange must have trading volume, listing, financial disclosure, and other requirements. These requirements must be designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors. The laws of the foreign country in which the foreign stock exchange is located and the rules of the foreign stock exchange must ensure that these requirements are actually enforced.The rules of the foreign exchange must ensure the active trading of listed stocks. If an exchange in a foreign country has more than one tier or market level on which the stock may be separately listed or traded, such tier is treated as a separate stock exchange.

Suppose PFIC stock is traded on a qualified foreign stock exchange, so that the PFIC stock qualifies for the mark-to-market election. Suppose, however, that the PFIC's ADRs are not regularly traded on NASDAQ, so the PFIC's ADRs are not, when viewed separately, eligible for the mark-to-market election. Regulation 1.1296(e)-1 does not address whether the PFIC's ADRs will qualify for the mark-to-market election by reason of the eligibility for the mark-to-mark election of the underlying PFIC stock. The Company believes that its Shares, have traded, and will continue to trade, on the Australian Stock Exchange, in bona fide trades of more than de minimus quantities during more than 15 days of each quarter. The Company also believes that the Australian Stock Exchange constitutes a qualified foreign stock exchange for purposes of Regulation 1.1296(e)-1. However, these conclusions are subject to some uncertainties since Regulation 1.1296(e)-1 does not define "de minimus" trade or designate which foreign stock exchanges are viewed as "qualified." Moreover, the Company notes that its ADRs have not traded on Nasdaq during more than 15 days of each quarter. Therefore, it is unclear whether a U.S. Portfolio Stockholder is eligible to elect mark-to-market treatment for the Company's Shares or ADRs that the U.S. Portfolio Stockholder has owned since 1996.

The foregoing is a general summary of the implications of the PFIC rules. Special rules may apply to specific types of investors, such as dealers in securities. The PFIC rules have been amended frequently, and future amendments are quite possible. U.S. Portfolio Stockholders in 2002 whose holding period in its Shares or ADRs extends back to 1996 should consult their own tax advisers as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

      Taxation of Dividends

The Company paid dividends in late 2001 to continue paying dividends in 2002. The Company's dividends to its U.S. Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be "franked" for Australian tax purposes. A dividend is considered to be "franked" to the extent that such dividend is paid out of the Company's income on which Australian corporate tax has been levied. Even if not "franked," a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company's non-Australian-source dividend income and the Company specifies a "foreign dividend account declaration percentage" for such purpose. The Company anticipates that when it pays dividends, such dividends would likely be either "franked," or paid from the Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

If, however, dividends are paid by the Company that are not "franked," nor paid from the Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, such dividend would then be subject to Australian dividend withholding tax. However, in accordance with the provisions of the Australia/United States Income Tax Treaty, Australian withholding tax on dividend income derived by a U.S. shareholder would be limited to 15% of the gross amount of the dividend. Subject to certain limitations, any Australian dividend withholding tax may be claimed as a credit against the federal income tax liability of the U.S. shareholder. The overall limitation on non-U.S. taxes eligible for U.S. credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Portfolio Stockholders, "financial services income." The U.S. tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each U.S. Portfolio Stockholder's income and the deductions allocable thereto.

Distributions on the Shares or ADRs will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a U.S. Portfolio Stockholder will be the U.S. dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of Australian dollars will be ordinary income or loss to the U.S. Portfolio Stockholder. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to U.S. corporations.

As mentioned above in connection with the PFIC discussion, an excess distribution by the Company on a Share or ADR that was owned by the U.S. Portfolio Stockholder recipient during 1996 or any subsequent year in which the Company is a PFIC may be subject to additional U.S. taxes. An excess distribution generally includes any annual distribution in excess of 125 percent of the average distributions received by the U.S. Portfolio Stockholder from the PFIC stock during the three preceding taxable years.

      Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death of, or upon a lifetime gift by, a U.S. Portfolio Stockholder.

      F.  Dividends and Paying Agents

             Not required.

      G.  Statement by Experts.

             Not required.

      H.  Documents on Display

The Company files annual and semi-annual reports and other information with the SEC. You may read and copy any report or document the Company files, including the exhibits, at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such materials can also be obtained on the SEC's site on the Internet at http://www.sec.gov

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to the Managing Director, Atlas Pacific Limited, 6 Rous Head Road, North Fremantle, Western Australia, telephone number
(61) (8) 9336-7955 or facsimile number (61) (8) 9336-7966.

      I.  Subsidiary Information

          Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table sets forth the types of instruments held by the Company that are subject to fluctuation in interest rates as of December 31, 2001 and the terms of such instruments:

                                Fair Value at        Fair Value at
                                Dec. 31, 2001        Dec. 31, 2000                        Terms
                                -------------        -------------                        -----
                                     A$                   A$
Cash in hand and at bank               184,558             224,700   Current account with interest receivable at
                                                                     1.75% (2000 - 3.0%) and cash on hand
Fixed Term Deposit                     230,254             135,159   Interest receivable at 4.27% (2000 - 6.33%)
                                                                     maturing within four months
Bills of Exchange                    5,170,796           4,095,197   Interest receivable at 4.28% (2000 - 6.26%)
                                                                     maturing within one month
                               -----------------    ----------------
                                     5,585,608           4,455,056
Convertible Notes                     (132,160)         (3,703,201)  Interest payable at 12.5%, notes convertible at option of holder any time up to March 23, 2002
                                                                     into one Share for each note held.
                               -----------------    ----------------
                                    $5,453,448            $751,855
                               =================    ================

The carrying amount of trade accounts payable and trade accounts receivable approximate their fair values. See "Item 17. Financial Statements - Note 33 - Additional Financial Instruments Disclosure."

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

                                              2001                   2000
                                              ----                   ----
                                               A$                     A$
      Amount receivable:

      Indonesia Rupiah                         9,304                 17,503
      Japanese Yen                                 -                198,951
      US Dollars                              98,642                184,972
                                        ------------------     -----------------
                                            $107,946               $401,426
                                        ==================     =================
      Amounts Payable:

      Indonesian Rupiah                      619,221                335,609
      US Dollars                             102,513                 76,131
                                        ------------------     -----------------
                                            $411,740               $411,740
                                        ==================     =================

See "Item 17 - Financial Statements - Note 32 - Amounts Payable/Receivable in Foreign Currency."

      Commodity Price Risk

The Company is subject to the risk of price changes in the pearl market. The market price of South Sea Pearls is determined at auction held throughout the year. The prevailing market price is largely determined by the quality of the pearls and also by the quantity of pearls available. This commodity price risk is not actively managed by the Company.

      Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency fluctuations as a result of its investment in Indonesia and its receipt of pearl sales proceeds mainly in Japanese Yen. The Company's investment in the Indonesian subsidiary is accounted for by the temporal method of foreign exchange conversion and gains and losses are taken in to the Company's current year's financial statements. There is no hedging against this investment. In relation to the receipt of Japanese Yen, forward cover contracts are in place to hedge anticipated sales. See "Item 17. Financial Statements - Note 33 to Financial Statements." The net foreign exchange loss in 1999, 2000 and 2001 was A$151,369, A$88,644 and A$8,488,
respectively.

The Company operates pearl farms in Indonesia. As a result a significant proportion of the Company's ongoing operating expenses are incurred in Indonesian Rupiah. Accordingly, the Company is exposed to the risk of adverse changes occurring in the Indonesian Rupiah/Australian Dollar exchange rate. The Company does not actively manage this risk.

Nearly all pearl sales are denominated in Japanese Yen. The Company has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 12 months.

The Company's policy is to enter into forward foreign exchange contracts to hedge a portion of foreign currency sales (up to a maximum of 75%) expected within the following 12 months. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets out the gross value in Australian dollars to be received under foreign currency contracts in Australian dollars, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Company (as at December 31):

                                                        Weighted average            Gross Value
                                                         exchange rate                   A$
                                                      ------------------------------------------------
                                                         2001      2000          2001         2000
                                                      ------------------------------------------------
 Sell Japanese Yen

 Settlement Period - Not later than one year            62.93     62.20     3,343,802    3,336,143

These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrecognized gains and losses on hedges of anticipated foreign currency sales (as at December
31) are as follows:

                                                           Gains                     Losses
                                                             A$                        A$
                                                 ----------------------------------------------------
                                                      2001        2000         2001       2000
                                                 ----------------------------------------------------
 Not later than one year                            205,610     150,082         -       (78,364)

The future income of the Company may be adversely affected by adverse movements in the Japanese Yen/Australian Dollar exchange rate.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of the Company's registered securities.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

Financial Statements - Index to Consolidated Financial Statements

      (i)  2001 Fiscal Year

           Independent Auditors' Report
           to the Members ...............................................   F-1

           Declaration by Directors .....................................   F-2

           Profit and Loss Account for the year
           ended December 31, 2001 ......................................   F-3

           Balance Sheet for the year as at
           December 31, 2001 ............................................   F-4

           Statement of Cash Flows for the
           financial year ended December 31, 2001 .......................   F-5

           Notes to and forming part of the Financial
           Statements for the year ended December 31, 2001 ..............   F-6

      (ii) 2000 Fiscal Year

           Declaration by Directors .....................................   F-35

           Profit and Loss Account for the year
           ended December 31, 2000 ......................................   F-36

           Balance Sheet for the year as at
           December 31, 2000 ............................................   F-37

           Statement of Cash Flows for the
           financial year ended December 31, 2000 .......................   F-38

           Notes to and forming part of the Financial
           Statements for the year ended
           December 31, 2000 ............................................   F-39

ITEM 18.  FINANCIAL STATEMENTS

Not required.

ITEM 19. EXHIBITS

1    i.    Constitution (6)

2    i.    Form of American Depositary Receipt (2(i))(1)

     ii.   Form of Stock Certificate (2(ii))(1)

     iii. Deposit Agreement between the Company and the Bank of New York (As amended and filed with Form F-6) (2(iii))(1)

     iv. Convertible Secured Notes Trust Deed dated January 7, 1999 between the Company and Albyn Securities Pty Ltd (2xx)(4)

     v. Variation Deed between the Company and Albyn Securities Ltd in relation to the Trust Deed dated January 7, 1999 (2xxvii)(5)

4    i.    Agreement for Sale and Purchase of the Kupang Pearling Project
           between Nusantaqua, Kupang Ventures Limited, Ardindo Nusa, Admiral Poernomo and Tansim (3(B)(i))(1)

     ii. Agreement for Sale and Purchase of the Kupang Pearling Project between the Company and Copperfield (3(B)(ii))(1)

     iii.  Loan Agreement between the Company and Nusantaqua (3(B)(iii))(1)

     iv. Joint Funding Agreement between Nusantaqua, Tansim and Cendana (3(B)(iv))(1)

     v. Water lease dated March 11, 1993 between PT Perintis Ardindo Nusa and the Government of Nusa Tenggara Timur Province Fisheries Services, with English translation (3(B)(vi))(1)

     vi. Expansion to Water Lease dated March 10, 1995 between PT Perintis Ardindo Nusa and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (3(B)(vii))(1)

     vii. Lease of 5 hectares of land dated October 6, 1992 between PT Perintis Ardindo Nusa and the Badan Pertanahan Nasional Sertipikat, with English translation (3(B)(viii))(1)

     viii. Lease of .3 hectares of land dated September 4, 1994 between Dr. T.P.G. Purchase and Mr. Paulus Bissilisin, with English translation (3(B)(ix))(1)

     ix. Water leases dated January 9, 1998 between PT Cendana Indopearls and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (2xx)(2)

     x. Land and water lease dated September 30, 1997 between the Company and the Kawe tribe at Selpele village with English translation (2xxiv)(3)

     xi. Consultancy Agreement between the Company and Arrow Pearl Co Pty Ltd for training and technical expertise, dated March 3, 1999
            (2xxiv)(5)

     xii. Land lease dated July 1, 1999 between the Company and Korinus Ayelouw with English translation (2xxv)(5)

     xiii. Employment Agreement dated August 12, 1999 between the Company and Lucian Petersen, as amended (2xxviii)(5)

     xiv. Form of Director's Access, Insurance and Indemnity Deed between the Company and each director (2xxix)(5)

     xv. Letter of Appointment of Pearlautore International Pty Ltd as exclusive valuer and distributor of Atlas Pacific Limited South Sea Pearls (2xxiii)(6)

     xvi. Memorandum of Understanding for the lease of the Kupang facilities between the Company and PT Timor Otsuki Mutiara (2xxiv)(6)

     xvii. Lease Agreement dated July 30, 2001 between the Company and Arrow Pearl Co Pty Ltd(7)
     xviii. Employment Agreement between the Company and Dr. Joseph Taylor(7)

     xix.   Employment Agreement between the Company and Mr. David Schonell(7)

     xx.    Letter of Extension for Pearlautore International Pty Ltd(7)

8    i.    List of Subsidiaries(7)

(1) Previously filed as an Exhibit of the number shown in parenthesis on the Registrant's Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.

(2) Previously filed as an Exhibit of the number shown in parenthesis to the Registrant's Annual Report on Form 20-F for the year ended December 31, 1996 and incorporated herein by reference.

(3) Previously filed as an Exhibit of the number shown in parenthesis to the Registrant's Annual Report on Form 20-F for the year ended December 31, 1997 and incorporated herein by reference.

(4) Previously filed as an Exhibit of the number shown in parenthesis to the Registrant's Annual Report on Form 20-F for the year ended December 31, 1998 and incorporated herein by reference.

(5) Previously filed as an exhibit of the number shown in parenthesis to the Registrant's Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.

(6) Previously filed as an exhibit of the number shown in parenthesis to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(7)  Filed herewith.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               ATLAS PACIFIC LIMITED

                                         /s/ A.M. Kerr
                                        ----------------------------------------
                                        A.M. Kerr
                                        Chairman

                                        Dated: July 15, 2002

                                [BDO LETTERHEAD]

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
                   INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS

We have audited the accompanying financial statements of Atlas Pacific Limited as of December 31, 2001, 2000 and 1999 consisting of the profit and loss accounts, balance sheets, statements of cash flows and accompanying notes, which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Australia. These financial statements are the responsibility of the management of Atlas Pacific Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Australian auditing standards, which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Pacific Limited at December 31, 2001, 2000 and 1999 and the results of its operations and its cash flows for each of three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Australia, which differ in certain significant respects from those generally accepted in United States.

The following information is provided to conform with United States generally accepted accounting standards. Atlas Pacific sells a majority of it's pearls via auction house, Pearlautore who comprise over 10% of debtors and sales.

Perth                                                                        BDO
Western Australia                                          Chartered Accountants
15 July 2002

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DECLARATION BY DIRECTORS

In the opinion of the Directors:

(a)  the financial statements set out on pages 15 to 42:

     (i) give a true and fair view of the consolidated entity's financial position as at 31 December 2001 and the performance as represented by the results of its operations and its cash flows for the year ended on that date; and

     (ii) are in accordance with the Corporations Act 2001 and comply with Accounting Standards and the Corporations Regulations 2001, and other mandatory professional reporting requirements; and

(b) at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Signed in accordance with a resolution of the Directors


/s/ A. M. Kerr
A.McB, KERR
Director

28 March 2002
Perth, Western Australia

                       Statements of financial performance
                Atlas Pacific Limited and its Controlled Entities
                       For the year ended 31 December 2001

                                                         Note             CONSOLIDATED                    THE COMPANY
                                                                     2001             2000           2001             2000
                                                                       $               $               $                $
-----------------------------------------------------------------------------------------------------------------------------
Revenue from sale of goods                                3        11,072,645       7,046,177     10,867,904       6,511,507
Revenue from rendering of services                        3                 -               -              -         440,962
Other revenues from ordinary activities                   3           263,339         204,001        201,970         197,830
                                                                  ------------------------------------------------------------
Total revenue                                                      11,335,984       7,250,178     11,069,874       7,150,299
                                                                  ------------------------------------------------------------
Expenses from ordinary activities
Cost of goods sold                                                 (2,807,400)     (2,414,427)    (2,853,666)     (5,733,533)
Marketing expenses                                                   (848,684)       (418,288)      (743,425)       (378,429)
Administration expenses                                            (1,179,915)     (1,139,601)    (1,157,311)     (1,087,952)
Borrowing costs                                           4(b)       (345,154)       (462,901)      (345,154)       (462,901)
Other expenses from ordinary activities                              (452,476)       (342,802)      (156,924)         (1,323)
Significant item - Reversal of provision                  4(a)              -               -              -       2,514,866
                                                                  -----------------------------------------------------------
Total expenses                                                     (5,633,629)     (4,778,019)    (5,256,480)     (5,149,272)
                                                                  ------------------------------------------------------------
Profit from ordinary activities before related
income tax expense                                                  5,702,355       2,472,159      5,813,394       2,001,027

Income tax (expense)/benefit relating
to ordinary activities                                    5        (1,551,585)              -     (1,551,585)              -
                                                                  ------------------------------------------------------------
Profit from ordinary activities after related
income tax attributable to members of the
parent entity                                            18         4,150,770       2,472,159      4,261,809       2,001,027
                                                                  ============================================================

Basic earnings per share                                  6              6.80            4.52
                                                                  =============================
Diluted earnings per share                                6              5.10            3.27
                                                                  =============================

The accompanying notes form part of these financial statements.

                        Statements of financial position
                Atlas Pacific Limited and its Controlled Entities
                             As at 31 December 2001

                                                                  CONSOLIDATED                   THE COMPANY
                                                              2001            2000           2001           2000
                                                  Note          $              $               $              $
-------------------------------------------------------------------------------------------------------------------
Current assets

Cash assets                                         7       5,355,354       4,319,897      5,324,577      4,203,573
Receivables                                         8       2,094,927         579,054      1,885,118        319,825
Inventories                                         9       1,082,324         276,215      1,146,475        276,215
Self generating and regenerating assets            10       2,217,376       1,804,712              -              -
                                                          ----------------------------------------------------------
Total current assets                                       10,749,981       6,979,878      8,356,170      4,799,613
                                                          ----------------------------------------------------------
Non-current assets

Receivables                                         8               -               -     12,194,347     11,594,088
Inventories                                         9         100,498         327,571              -              -
Self generating and regenerating assets            10       7,489,891       6,479,292              -              -
Property, plant and equipment                      12       2,302,436       2,608,284          7,902         11,025
Intangible assets                                  13         499,717         749,576              -              -
Deferred tax asset                                  5          21,607               -         21,607              -
                                                          ----------------------------------------------------------
Total non-current assets                                   10,414,149      10,164,723     12,223,856     11,605,113
                                                          ----------------------------------------------------------
Total assets                                               21,164,130      17,144,601     20,580,026     16,404,726
                                                          ==========================================================
Current liabilities

Payables                                           14       1,153,705       1,161,347        448,615        371,763
Interest-bearing liabilities                       15         136,596         125,554        136,596        125,554
Current tax liabilities                             5       1,534,461               -      1,534,461              -
Provisions                                         16         160,885         129,305         52,059         60,241
                                                          ----------------------------------------------------------
Total current liabilities                                   2,985,647       1,416,206      2,171,731        557,558
                                                          ----------------------------------------------------------
Non-current liabilities

Interest-bearing liabilities                       15               -       3,703,201              -      3,703,201
Deferred tax liabilities                            5           1,877               -          1,877              -
                                                          ----------------------------------------------------------
Total non-current liabilities                                   1,877       3,703,201          1,877      3,703,201
                                                          ----------------------------------------------------------
Total liabilities                                           2,987,524       5,119,407      2,173,608      4,260,759
                                                          ==========================================================

Net assets                                                 18,176,606      12,025,194     18,406,418     12,143,967
                                                          ==========================================================
Equity

Contributed equity                                 17      16,183,065      12,612,024     16,183,065     12,612,024
Accumulated profits/(losses)                       18       1,993,541        (586,830)     2,223,353       (468,057)
                                                          ----------------------------------------------------------

Total equity                                               18,176,606      12,025,194     18,406,418     12,143,967
                                                          ==========================================================

The accompanying notes form part of these financial statements.

                             Statement of cash flows
                Atlas Pacific Limited and its Controlled Entities
                       For the year ended 31 December 2001


                                                                       Consolidated                   The Company
                                                                   2001            2000           2001           2000

                                                                     $               $              $              $
Cash flows from operating activities
    Proceeds from other operating activities                       64,158              -         11,128              -
    Interest paid                                                (466,272)      (729,227)      (466,272)      (729,227)
    Interest and bill discounts received                          199,181        202,970        190,842        197,830
    Payments to suppliers                                      (6,258,041)    (5,157,850)    (1,980,359)    (1,332,542)
    Income tax paid                                               (32,442)       (28,765)       (36,854)       (28,765)
    Proceeds from pearl and oyster sales                        9,651,867      6,848,046      9,397,706      6,456,685
                                                              ---------------------------------------------------------

    Net cash provided by/(used in) operating
    activities (Note 23.2)                                      3,158,451      1,135,174      7,116,191      4,563,981
                                                              ---------------------------------------------------------
Cash flows from investing activities
    Advances to controlled entities                                     -              -     (4,321,199)    (4,155,261)
    Payments for property, plant and equipment                   (461,588)      (700,599)        (7,494)        (2,000)
    Proceeds on disposal of fixed assets                                -          1,031              -              -
                                                              ---------------------------------------------------------
    Net cash provided by/(used in) investing
    activities                                                   (461,588)      (699,568)    (4,328,693)    (4,157,261)
                                                              ---------------------------------------------------------
Cash flows from financing activities

    Dividend payment                                           (1,570,399)             -     (1,570,399)             -
                                                              ---------------------------------------------------------
    Net cash provided by financing activities                  (1,570,399)             -     (1,570,399)             -
                                                              ---------------------------------------------------------

Net increase/(decrease) in cash held                            1,126,464        435,606      1,217,099        406,720
Cash at the beginning of the financial year                     4,455,056      4,025,885      4,338,732      3,933,336
Effects of exchange rate changes on the balances of cash
held in foreign currencies                                          4,088         (6,435)        (1,000)        (1,324)
                                                              ---------------------------------------------------------
Cash and term deposits at the end of the financial year
(Note 23.1)                                                     5,585,608      4,455,056      5,554,831      4,338,732
                                                              =========================================================

The statement of cash flows is to be read in conjunction with the following notes.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                     FOR THE YEAR ENDED 31ST DECEMBER 2001

1.   ACCOUNTING POLICIES

     1.1  Basis of Accounting

          This general purpose financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001.

          The financial statements have been prepared under the historical cost convention and except where stated, they do not take into account changing money values or fair values of non-current assets. The accounting policies relating to the financial statements are consistent with those applied in the previous year unless otherwise stated (refer note 2).

     1.2  Reclassification of Financial Information

          Some line items and subtotals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of adopting the revised accounting standard AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosure and AASB 1040 Statement of Financial Position.

          Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the statement of financial performance to note 18. Revenue and expense items that were previously disclosed as abnormal have been reclassified as individual significant items.

     1.3  Principles of Consolidation

          The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

          Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

          In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

     1.4  Inventories

          (a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

          (b)  Nuclei - quantities on hand at the year end are valued at cost.

     1.5  Self-Generating and Regenerating Assets (SGARAs) - Refer Note 2

          (a) Oysters up to the date of harvest - quantities on hand at the year end are valued at cost on the basis that this is the most appropriate estimate of net realisable value. Cost is the total farm, hatchery, and Indonesian administrative expenses excluding interest together with the cost of oyster purchases and cost of nuclei used in seeding operations.

          (b) Pearls are considered to be a product of a SGARA at the time that they are harvested from the oyster. At this point, they are considered to be included as a part of inventory at a value as described in note 2.

     1.6  Revenue Recognition

          (a) Sales Revenue - comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

          (b)  Interest Income - is recognised as it accrues.

          (c) Asset Sales Revenue - comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

          (d) Inventory Revaluation - in accordance with accounting standard AASB1037 Self-Generating and Regenerating Assets, any increase in the net market value of these assets are recognised as revenue at the time of the revaluation.

     1.7  Investments

          Long term investments are stated at cost or valuation, less a provision for diminution in value, as assessed by the Directors annually to ensure that the carrying amount is not in excess of recoverable amount. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

     1.8  Valuation of Non Current Assets

          In determining the recoverable amounts of non-current assets, the expected net cash flows arising from the continued use and subsequent disposal of those assets have not been discounted to their present value.

          The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the write-down is included in the profit and loss statement.

      1.9  Depreciation

           Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives.

           The depreciation rates used for each class of depreciable assets are:

           Class of fixed asset                                      Depreciation Rate
                                                                  2001             2000
           Leasehold land & buildings & improvements              5-10%            5-10%
           Vessels                                                  10%              10%
           Plant & equipment                                     20-50%           20-50%

           The depreciation rates of leasehold land, buildings and improvements and plant and equipment were increased during last year to more accurately reflect their estimated useful lives.

      1.10 Goodwill

           Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 5 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

      1.11 Foreign Currency Translations

           (a)    Translations

                  The Company considers that the operations of the Indonesian subsidiary are integrated with those of the parent entity and therefore the temporal method of accounting for foreign exchange conversion has been adopted, whereby,

                    (i) monetary items are converted at the exchange rate applicable at the year end;

                    (ii) other pearling project assets and liabilities are converted at the exchange rate applicable at the time of transaction, and

                    (iii) gains and losses on transactions are taken to the
                          current year's profit and loss account.

           (b)    Hedges

                  Gains or losses on hedges of specific commitments including those relating to the price of particular goods or services to be purchased or sold, are to be deferred and included in the measurement of the purchase or sale transaction.

      1.12 Income tax

           The liability method of tax-effect accounting has been adopted, whereby

           (a) the income tax (expense)/benefit in the profit and loss account is determined by applying the current tax rate to operating profit/(loss) after allowing for permanent differences,

           (b)    a provision for deferred income tax is created for
                  (i) expenses which are currently deductible in determining taxable income but which have not been taken up in arriving at the operating profit, and
                  (ii) revenue which has been included in operating profit but which is not yet assessable for tax,

           (c)    a future income tax benefit is brought to account for
                  (i) expenses which have been taken up in arriving at the operating profit but are not currently deductible for income tax purposes, and
                  (ii) revenue which is currently assessable for tax but which has not yet been included in operating profit,
                  (iii) income tax losses carried forward.

           Future income tax benefits are not brought to account unless realisation of the benefits is virtually certain.

           Realisation is contingent upon

                  (i) deriving future assessable income of a nature and of an amount sufficient to enable the benefit of the deductions for the losses to be realised,
                  (ii) the company continuing to comply with the conditions for deductibility imposed by the law, and
                  (iii) no changes in the legislation which would adversely
                        affect realisation of the benefit of the losses.

      1.13 Bills of Exchange

           Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

      1.14 Trade and Other Creditors

           These amounts represent liabilities for goods and services provided to the economic entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

      1.15 Trade and Other Debtors

           The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

      1.16 Interests in Joint Ventures

           The economic entity's share of the assets, liabilities, revenue and expenses of joint ventures are included in the appropriate items of the consolidated balance sheet and profit and loss account. Details of the economic entity's interests are shown in Note 30.

      1.17 Employee Entitlements

           Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

           Where the Company has granted options to employees, the costs incurred in administering this allocation are expensed as incurred. Other than these costs, the allocation does not result in any expense to the consolidated entity.

           Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

      1.18 Derivatives

           The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes. Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure. The accounting for forward foreign exchange contract is set out in Note 1.11 (b).

      1.19 Comparative Amounts

           Where necessary, the figures for the previous year have been reclassified to facilitate comparison.

2.    INITIAL ADOPTION OF NEW ACCOUNTING POLICY

      The Consolidated Entity has applied AASB1037 Self-Generating and Regenerating Assets (SGARAs) for the first time in the financial year ended 31 December 2001. The standard requires inventory which falls under the definition of this standard to be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognised as revenue/(expense) in the statement of financial performance.

      The value of the SGARAs is only recognised when it can be measured reliably.

      Pearls, although not a living organism, are a product of a SGARA at the time that they are harvested, and in the opinion of the Directors, the most reliable valuation methodology for the pearls that are defined as a product of a SGARA is the net market value for the pearls based on the price at which they are sold by PT Cendana Indopearls to Atlas Pacific Ltd. Once the pearls are sold by PT Cendana Indopearls, they cease to become a SGARA under the definition in the accounting standard.

      Oysters are a living organism which meet the definition of a SGARA. There is no market for pearl oysters by which a reliable valuation comparison of this category of the SGARA can be made. Given the uncertainty and risk that exists on the process of producing a pearl and other risk factors specific to the operations of the Economic Entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production to date.

      This treatment is not materially different from that applied in prior years.

     The details of the SGARAs that are held by the Economic Entity as at 31 December 2001 are as follows:

     Nature of SGARA:-   Oysters (Pinctada Maxima)

                                                                                                 Number
                                                                                                 ------
     Quantity of goods held at period end:
     Juvenile Oysters located at Waigeo Island which are not nucleated                          362,940
     Nucleated Oysters due for harvest in 2002/3 located at Waigeo Island                       261,393
     Other oysters located at Waigeo Island which are used for
        Broodstock, Saibo tissue and Research                                                     2,314
     Nucleated Oysters due for harvest in 2002/3 located at joint
        Operations farms                                                                         37,318

                                                                                               Value A$
                                                                                               --------
     Net Market Value of SGARAs at period end:
     Current Assets                                                                          $2,241,663
     Non-Current Assets                                                                      $7,538,466

     Change increment in Net Market Value during financial period                                  $nil


                                                                Consolidated                   The Company
                                                             2001           2000           2001           2000
                                                              $              $              $              $
  3.  REVENUE
      Revenue from operating activities
         Sales revenue                                    10,910,497     6,742,911      10,867,904      6,511,507
         Revenue from joint venture partners                 162,148       303,266               -              -
         Interest received - other parties                   199,181       202,970         190,842        197,830
         Project administration costs - recovered
         from controlled entities                                  -             -               -        440,962
                                                         ---------------------------------------------------------
                                                          11,271,826     7,249,147      11,058,746      7,150,299
                                                         ---------------------------------------------------------



      Revenue from outside operating activities
         Insurance proceeds received                          11,128             -          11,128              -
         Property rental                                      53,030             -               -              -
         Proceeds on sale of fixed assets                          -         1,031               -              -
                                                         ---------------------------------------------------------
                                                              64,158         1,031          11,128              -
                                                         ---------------------------------------------------------
      Total revenue                                       11,335,984     7,250,178      11,069,874      7,150,299
                                                         =========================================================

                                                                    Consolidated                The Company
                                                                 2001           2000        2001           2000
                                                                  $              $           $              $
  4.   OPERATING RESULT
   (a)  Individual significant items included in
        profit from ordinary activities before
        income tax expense
         Reversal of provision for diminution in
         value of loans to subsidiaries                               -             -            -     (2,514,866)

   (b)  The operating result before income
        tax has been determined after
        charging/(crediting) the following
        items:

      Borrowing Costs
         Interest paid - other corporations                     345,154       462,901      345,154        462,901
                                                               ----------------------------------------------------

      Operating lease rental costs                               75,459        38,699       32,875         35,061
                                                               ----------------------------------------------------

      Movements in provisions
         Depreciation property, plant and
         equipment                                              699,606       912,425       10,617         14,594
         Amortisation of goodwill on
         acquisition of minority interest                       249,858       249,858            -              -
         Provision for employee entitlements                      3,847         9,675       17,053         22,724
                                                               ----------------------------------------------------
      Net expense/(benefit) resulting from
      movement in provisions                                    953,311     1,171,958       27,670         37,318
                                                               ----------------------------------------------------

      Net foreign exchange (gain)/loss                            8,488        88,644      (32,678)         1,324
                                                               ----------------------------------------------------

      Loss/(profit) on disposal of fixed assets                       -          (524)           -              -
                                                               ----------------------------------------------------

                                                                  Consolidated                   The Company
                                                               2001            2000          2001           2000
                                                                 $              $              $             $
  5. INCOME TAX

  a) Income Tax Expense
     The prima facie tax payable on the result for
     the year differs from the income tax provided
     in the accounts and is reconciled as follows:
     Operating profit after extraordinary and
     abnormal items and before tax                           5,702,351     2,472,159      5,813,392     2,001,027
                                                       -----------------------------------------------------------
     Prima facie tax expense at 30% (2000 - 34%)             1,710,705       840,534      1,744,018       680,349
     Tax effect of permanent differences:
     Non deductible expenses                                     5,549         2,347          5,549         2,347
     Non assessable income                                           -      (233,320)             -             -
     Provision for diminution in value of loan to
     related entities                                                -             -              -      (855,054)
     Restatement of closing trading stock                       38,268             -              -             -
     Other deductible items                                          -      (619,843)             -             -
     Amortisation of goodwill                                   74,957        84,952              -             -
     Inventory valuation adjustment                            159,170             -                            -
     Tax effect of timing differences                                -         5,670              -         5,670
     Foreign tax credits utilised                                    -      (233,435)             -             -
     Prior year losses recouped                               (414,890)      (13,593)      (175,808)            -
     Future income tax benefit or losses not brought
     to account                                                (22,174)      166,688        (22,174)      166,688
                                                       -----------------------------------------------------------
     Income tax attributable to operating result             1,551,585             -      1,551,585             -
                                                       ===========================================================
     Income tax expense attributable to operating
     profit is made up of movements in:
         Current income tax provision                        1,571,315             -      1,571,315             -
         Deferred income tax provision                           1,877             -          1,877             -
         Future income tax benefit                             (21,607)            -        (21,607)            -
                                                       -----------------------------------------------------------
                                                             1,551,585             -      1,551,585             -
                                                       ===========================================================
  b) Current tax liability
     Provision for current income tax
        Balance at beginning of year                                 -             -              -             -
        Income tax paid                                        (61,207)            -        (61,207)            -
        Current year income tax expense                      1,571,314             -      1,571,314             -
        Taxes - Other                                           24,354             -         24,354             -
                                                       -----------------------------------------------------------
                                                             1,534,461             -      1,534,461             -
                                                       ===========================================================

                                                               Consolidated               The Company
                                                            2001            2000      2001           2000
                                                              $              $          $              $
  c)   Deferred tax liability
       Provision for deferred income tax comprises
       the estimated expense at 30% (2000 - 34%)               1,877         -           1,877         -
                                                       ===================================================
  d)   Deferred Tax Asset
       Future income tax benefit                              21,607         -          21,607         -
                                                       ===================================================

       Future income tax benefits not
       brought to account
       The potential benefits of which will
       be realised only if the conditions
       occur for deductibility (set out in
       Note 1.12), are as follows:
     - Revenue Tax losses (current year)                           -   166,688               -  166,688
     - Revenue Tax losses (prior years)                            -    32,560               -   32,560
     - Capital losses (current year)                               -         -               -        -
     - Capital losses (prior years)                          304,247   344,813          64,205   72,766

  The prior year losses recouped by the economic entity include losses for a subsidiary which were not previously available to the economic entity and therefore not previously recognised.

  For details of the franking account, refer to Note 19.

                                                                                    Consolidated
                                                                                2001            2000
  6. EARNINGS PER SHARE                                                        Cents            Cents
     Basic earnings per share (cents per share)                                    6.80             4.52
     Diluted earnings per share (cents per share)                                  5.10             3.27

                                                                                     Consolidated
                                                                                2001            2000
                                                                                  $               $
     Earnings Reconciliation
     Net profit used for basic earnings                                       4,150,770        2,472,159
     After tax effect of dilutive securities                                    338,499          411,246
                                                                        --------------------------------

     Diluted earnings                                                         4,489,269        2,883,405
                                                                        --------------------------------

     6. EARNINGS PER SHARE (Cont)
                                                                                       No.            No.
        Weighted average number of ordinary shares outstanding
        during the year used for calculation of basic earnings per                 61,013,243     54,751,017
        share
        Weighted average number of potential ordinary shares
        outstanding during the year used for calculation of diluted                88,026,526     88,264,874
        earnings per share


Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December 2001 as potential ordinary shares.

                                                          Consolidated                    The Company
                                                      2001            2000            2001           2000
                                                        $               $               $              $
     7. CASH ASSETS
        Cash at bank                                   184,558        224,700         153,782        108,376
        Bills of Exchange*                           5,170,796      4,095,197       5,170,795      4,095,197
                                                  -----------------------------------------------------------
                                                     5,355,354      4,319,897       5,324,577      4,203,573
                                                  ===========================================================

       * Paying interest at rate of 4.28% (2000 - 6.26%) maturing within one month (2000-one month) following balance date.

       In addition to the above mentioned cash, the Company has Fixed Term Deposits of $230,254 (1999 - $135,159), earning interest at 4.27% (2000 -
       6.33%) and maturing within four months. Because these form the security for the Company's foreign exchange hedging contracts, they are recorded as part of sundry debtors and prepayments in the financial statements (refer Note 8).

     8. RECEIVABLES
        CURRENT
        Trade debtors                                1,628,843        288,190       1,628,843        143,710
        Sundry debtors & prepayments                   466,084        290,864         256,275        176,115
                                                  -----------------------------------------------------------
                                                     2,094,927        579,054       1,885,118        319,825
                                                  ===========================================================

       Included in Sundry debtors and prepayments for both the Company and the economic entity in 2001 is an amount of $230,254 (1999 - $135,159), being funds held on Fixed Term Deposit at the bank as security for the Company's foreign exchange hedging contracts (refer to Note 33c).

        NON CURRENT
        Amount receivable from controlled                    -           -         13,799,194     13,198,935
        entities
        Provision for loss on loans                          -           -         (1,604,847)    (1,604,847)
                                                  -----------------------------------------------------------
                                                             -           -         12,194,347     11,594,088
                                                  ===========================================================

                                                    Consolidated                 The Company
                                                  2001          2000         2001          2000
                                                   $             $            $             $
    9.  INVENTORIES
        CURRENT
        Pearls                                 1,082,324      276,215     1,146,475      276,215
                                             ----------------------------------------------------
        NON CURRENT
        Nuclei                                   100,498      327,571             -            -
                                             ----------------------------------------------------
        Total inventory                        1,182,822      603,786     1,146,475      276,215
                                             ====================================================


    10. SELF-GENERATING AND REGENERATING
        ASSETS (SGARAS)
        CURRENT
        Oysters                                2,217,376    1,804,712             -            -
                                             ----------------------------------------------------

        NON CURRENT
        Oysters                                7,489,891    6,479,292             -            -
                                             ----------------------------------------------------
        Total SGARAs                           9,707,267    8,284,004             -            -
                                             ====================================================


    11. INVESTMENTS
        Controlled entity
        -unlisted shares (see Note 29)                 -            -     2,750,004    2,750,004
        Provision for diminution in value              -            -    (2,750,004)  (2,750,004)
                                             -----------------------------------------------------
                                                       -            -             -            -
                                             =====================================================


    12. PROPERTY, PLANT AND EQUIPMENT
        (a)  General
             Plant and equipment
             - at cost                            65,600       58,106        65,600       58,106
             - accumulated depreciation          (57,698)     (47,081)      (57,698)     (47,081)
                                             ----------------------------------------------------
                                                   7,902       11,025         7,902       11,025
                                             ----------------------------------------------------

                                                                Consolidated                     The Company
                                                             2001          2000               2001         2000
  12. PROPERTY, PLANT AND EQUIPMENT (Cont)                    $            $                   $            $
      (b)   Pearling project
            Leasehold land and buildings
            - at cost                                          814,770        764,201             -           -
            - accumulated depreciation                        (199,266)      (125,988)            -           -
                                                        -------------------------------------------------------
                                                               615,504        638,213             -           -
                                                        -------------------------------------------------------
            Plant and equipment, vessels, vehicles
            - at cost                                        5,174,146      4,770,621             -           -
            - accumulated depreciation                      (3,495,116)    (2,811,575)            -           -
                                                        -------------------------------------------------------
                                                             1,679,030      1,959,046             -           -
                                                        -------------------------------------------------------
      Total pearling project                                 2,294,534      2,597,259             -           -
                                                        -------------------------------------------------------
      Total property, plant and equipment                    2,302,436      2,608,284         7,902      11,025
                                                        =======================================================

      Included in Pearling Project leasehold land and buildings is $17,547 (2000
      - $24,790), being construction in progress at cost.

      Reconciliations of the carrying
      amount of each class or property,
      plant and equipment are set out below:

      (a)   General
            Carrying amount at beginning of the year            11,025         23,619        11,025      23,619
            Additions                                            7,494          2,000         7,494       2,000
            Depreciation                                       (10,617)       (14,594)      (10,617)    (14,594)
                                                        -------------------------------------------------------
            Carrying amount at end of the year                   7,902         11,025         7,902      11,025
                                                        -------------------------------------------------------

                                                               Consolidated                         The Company
                                                             2001          2000                 2001           2000
                                                              $              $                   $              $
  12. PROPERTY, PLANT AND EQUIPMENT (Cont)
      (b)   Pearling project
            Leasehold land and buildings
            Carrying amount at beginning of the year           638,213        549,818               -              -
            Additions                                           50,569        166,331               -              -
            Depreciation                                       (73,278)       (77,936)              -              -
                                                        -------------------------------------------------------------
            Carrying amount at end of the year                 615,504        638,213               -              -
                                                        -------------------------------------------------------------
            Plant and equipment, vessels, vehicles
            Carrying amount at beginning of the year         1,959,046      2,247,232               -              -
            Additions                                          403,525        534,093               -              -
            Disposals                                                -         (2,384)              -              -
            Depreciation                                      (683,541)      (819,895)              -              -
                                                        -------------------------------------------------------------
            Carrying amount at end of the year               1,679,030      1,959,046               -              -
                                                        -------------------------------------------------------------

  13. INTANGIBLES

      Goodwill associated with acquisition of 25%            1,249,292      1,249,292               -              -
      investment in P.T. Cendana Indopearls

      Accumulated amortisation                                (749,575)      (499,716)              -              -
                                                        -------------------------------------------------------------
                                                               499,717        749,576               -              -
                                                        =============================================================

  14. PAYABLES

      CURRENT

      Trade creditors                                           55,581        642,637          49,806         65,343
      Other creditors                                        1,098,124        518,710         398,809        306,420
                                                        -------------------------------------------------------------
                                                             1,153,705      1,161,347         448,615        371,763
                                                        =============================================================

                                                      Consolidated               The Company
                                                    2001         2000         2001         2000
                                                      $            $           $             $
15.  BORROWINGS

     CURRENT

     Interest due on convertible notes               4,436      125,554        4,436      125,554
     Convertible notes                             132,160            -      132,160            -
                                                 ------------------------------------------------
                                                   136,596      125,554      136,596      125,554
                                                 ================================================
     NON CURRENT

     Convertible notes                                   -    3,703,201            -    3,703,201
                                                 ================================================

     On 22 March 1999, the Company issued 24,688,009 redeemable notes, each having a face value of 15 cents. Interest was paid for the first time on 23 March 2000 and thereafter every six months at an interest rate of 12.50% per annum on the face value of the notes. The notes are convertible at the option of the holder, at any time up to 23 March 2002, into ordinary shares of the Company on the basis of one share for each note held. Pursuant to the issue of convertible notes, there is a fixed and floating charge over the assets of Atlas Pacific Limited and Tansim Pty Ltd (and hence P.T. Cendana Indopearls) in favour of the trustee representing the convertible note holders.

     During the year, 23,806,942 convertible notes were converted to shares.

16.  PROVISIONS

     CURRENT

     Employee entitlements                  160,885     129,305         52,059       60,241
                                        ===================================================
     Number of employees *                       17          16              6            6

     * Employee provision relates to holiday pay accrual for all employees of Atlas Pacific Ltd plus all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 179 (2000 - 168) Indonesian employees of PT Cendana Indopearls.

                                                               Consolidated                    The Company
                                                             2001          2000            2001            2000
                                                              $              $              $                $
17.  CONTRIBUTED EQUITY

     Issued and paid-up capital 78,557,959 ordinary
     shares (2000: 54,751,017 ordinary shares)             16,183,065     12,612,024      16,183,065     12,612,024
                                                        ===========================================================

     Reconciliation of Contributed Equity

     Balance at beginning of year                          12,612,024     12,612,024      12,612,024     12,612,024

     Shares issued

        23,806,942 (2000 - nil) convertible notes           3,571,041              -       3,571,041              -
        with 15 cent face value converted
                                                        -----------------------------------------------------------
     Balance at end of year                                16,183,065     12,612,024      16,183,065     12,612,024
                                                        ===========================================================

     Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 20 gives details of the shares that are reserved for issuance under option.

18.  ACCUMULATED PROFITS/(LOSSES)

     Reconciliation of Retained Earnings

     Balance at beginning of year                            (586,830)    (3,058,989)       (468,057)    (2,469,084)
     Net profit attributable to members of the              4,150,770      2,472,159       4,261,809      2,001,027
     parent entity
     Dividends Paid                                        (1,570,399)             -      (1,570,399)             -
                                                        -----------------------------------------------------------
     Balance at end of year                                 1,993,541       (586,830)      2,223,353       (468,057)
                                                        ===========================================================

19.  DIVIDENDS

                                                       Cents per     Total Amount    Date of Payment    Percentage
                                                         Share                                            Franked
     Dividends paid and not provided
     for in previous years by the Company are:

     2001

     Interim Dividend                                      2.0        $1,570,399       5 Nov 2001          nil

                             Cents per        Total       Date of     Percentage
                               Share          Amount      Payment       Franked

      2000                      Nil            Nil          N/A            nil

                                                            2001          2000
                                                              $             $

      Dividend Franking Account

      Class C (30%) franking credits available to
      shareholders of the Company for subsequent
      financial years                                      194,488          -

  20. OPTIONS

                                                                             2001          2000
                                                                            Number        Number
      (a)  Exercisable between 14 October 1999 and 14 October
           2002 at 30 cents each
           Outstanding at beginning of year                                8,062,500      8,062,500
           Issued during the year                                                  -              -
           Exercised during the year                                               -              -
                                                                           ------------------------
           Outstanding at end of year                                      8,062,500      8,062,500
                                                                           ------------------------

      (b)  Exercisable between 1 January 2001 and 31 December
           2002 at 30 cents each.
           Outstanding at beginning of year                                  800,000              -
           Issued during the year                                                  -        800,000
           Cancelled/Forfeited during the year                              (275,000)             -
                                                                           ------------------------
           Outstanding at year end                                           525,000        800,000
                                                                           ------------------------

      (c)  Exercisable between 1 January 2001 and 1 January 2003 at 42 cents each
           Outstanding at beginning of year                                  200,000              -
           Issued during the year                                                  -        200,000
           Cancelled/Forfeited during the year                              (200,000)             -
                                                                           ------------------------
           Outstanding at year end                                                 -        200,000
                                                                           ------------------------

      (d)  Exercisable between 1 January 2001 and 1 January 2003 at
           34.5 cents each
           Outstanding at beginning of year                                        -              -
           Issued during the year                                            170,000              -
           Cancelled/Forfeited during the year                              (170,000)             -
                                                                           ------------------------
           Outstanding at year end                                                 -              -
                                                                           ------------------------
      Total number of options outstanding at year-end.                     8,587,500      9,062,500
                                                                           ========================

  21.  COMMITMENTS

       The Company has entered into leases for office premises. Commitments for lease payments contracted for but not provided for are as follows:

                                                        2001           2000
                                                         $              $
       Not longer than one year                        35,000         35,707
       1-2 years                                       26,250         20,829
                                              ------------------------------
                                                       61,250         56,536
                                              ==============================

The amounts do not take into account rental reviews that are provided for in the lease contract or the renewal of property leases.

22.    CONTINGENT LIABILITIES

       There are no contingent liabilities that the Directors are aware of at the date of this report.

23.    NOTES TO THE STATEMENT OF CASH FLOWS

       23.1  Reconciliation of Cash

             For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

                                                      Consolidated                    The Company
                                                  2001           2000            2001           2000
                                                   $              $               $              $

     Cash at bank (Note 7)                        184,558        224,700         153,782        108,376
     Bills of exchange (Note 7)                 5,170,796      4,095,197       5,170,795      4,095,197
                                                -------------------------------------------------------
     Cash per balance sheet                     5,355,354      4,319,897       5,324,577      4,203,573
     Short term deposits (Note 8)                 230,254        135,159         230,254        135,159
                                                -------------------------------------------------------
     Cash and cash equivalents                  5,585,608      4,455,056       5,554,831      4,338,732
                                                =======================================================

     23.2 Reconciliation of net cash from operating activities to operating profit/(loss) after income tax

                                                                 Consolidated                    The Company
                                                               2001           2000            2001           2000
                                                                 $              $              $               $
    Operating profit after income tax                        4,172,530      2,472,159       4,283,574      2,001,027
        Inventories                                         (2,002,298)    (2,300,625)       (869,262)      (246,745)
        Increase/(decrease) in interest accrual               (121,118)      (266,326)       (121,118)      (266,326)
        Non cash changes in debtors and creditors           (1,405,097)        52,097      (1,393,344)        14,562
        Purchase of unprocessed pearls                               -              -       3,720,940      5,978,649
        Provision for depreciation                             699,606        912,425          10,617         14,594
        Provision for employee entitlements                      3,848          9,675          (8,182)        22,724
        Amortisation of goodwill                               249,858        249,858               -              -
        Provision for investment in controlled entity                -              -               -     (2,514,866)
        Project administration costs                                 -              -               -       (440,962)
        Loss/(profit) on disposal of fixed assets                    -           (524)              -              -
        Increase/(decrease) in taxes payable                 1,497,378              -       1,492,966              -
        Foreign exchange differences                            63,744          6,435               -          1,324
                                                        -------------------------------------------------------------
    Net cash provided by/(used in) operating
    activities                                               3,158,451      1,135,174       7,116,191      4,563,981
                                                        =============================================================

     23.3 Credit Facilities

          The Company has no overdraft or credit facilities at 31 December 2001.

    24. REMUNERATION OF DIRECTORS

                                                                  Consolidated                    The Company
                                                               2001           2000            2001           2000
                                                                 $              $               $              $
        Amounts received or due and receivable by
        Directors of the Company                               524,108        412,777         274,350       396,881
                                                       ==============================================================
        Number of Directors of Atlas Pacific Limited           2001           2000            2001           2000
        whose remuneration was:
        $10,000 to   $ 19,999                                    3              4               2              3
        $30,000 to   $ 39,999                                    2              1               2              1
        $40,000 to   $ 49,999                                    1              1               1              1
        $50,000 to   $ 59,999                                    -              1               -              1
        $110,000 to  $119,999                                    1              -               1              -
        $200,000 to  $209,999                                    -              1               -              1
        $210,000 to   219,999                                    1              -               -              -

25.  RELATED PARTY TRANSACTIONS

     Biron Capital Limited (formerly Biron Corporation Limited), a company in which Mr G.R.W. Snow is a substantial shareholder and Director, sub leased office space and provided administrative services to the Company on commercial terms during the last financial year. In the year ended 31 December 2001, an amount of $25,650 (9 months) was paid for these services (2000 - $41,061).

     Admiral R.P. Poernomo received a fee on normal commercial terms of the equivalent of $30,736 (2000 - $21,001) for providing office facilities and administration services for the Indonesian subsidiary in Jakarta.

     During the year, WF James & Associates Pty Ltd, a company which is associated with Mr. W.F. James, carried out consultancy work for the Company to the value of $16,500. These services were provided on commercial terms.

     During the year, the Company entered into a lease agreement with Arrow Pearling Co Pty Ltd, a company of which Mr. S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. This agreement commenced on 1 October and during the year, an amount of $8,750 was paid for this facility.

     The Company entered into a Consultancy Agreement with Arrow Pearling Co Pty Ltd on 3 March 1999 under which staff of the economic entity are to be trained as pearl operation technicians at the Indonesian pearl farm. During the 2001 year, $297,886 (2000 - $187,964) was payable to this company as consulting fees. This agreement was entered into prior to Mr. Arrow becoming a Director of the Company. It was entered into on commercial terms.

     The Company purchases pearls from P.T. Cendana Indopearls. These transactions are in the normal course of business.

     During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

     The aggregate number of shares, share options and convertible notes held directly, indirectly or beneficially in the Company by Directors or their director-related entities at 31st December is:

                                               2001             2000
                                              Number           Number

       Ordinary shares                      18,256,693       14,436,045
       Convertible Notes                             -        4,858,581
       Options - 14 October 2002             3,352,335        3,352,335
       Options - 31 December 2002              200,000          200,000
       Options - 1 January 2003                      -          200,000

     40,000 shares held by Directors were sold between the year ended 31 December 2002 and the date of this report.

                                                        Consolidated                The Company
                                                      2001          2000        2001            2000
                                                        $             $           $               $
  26. REMUNERATION OF EXECUTIVES

      Income received or due and
      receivable by Australian based
      executive officers (including
      executive directors) of the economic
      entity, from all entities in the
      economic entity and any related
      entities.                                       353,483     390,425      143,400        206,125
                                               ========================================================

      The number of executive officers
      whose income was within the
      following bands
      $140,000 - $149,999                                   1           -            1              -
      $180,000 - $189,999                                   -           1            -              -
      $200,000 - $209,999                                   -           1            -              1
      $210,000 - 219,999                                    1           -            -              -

  27. REMUNERATION OF AUDITORS                          Consolidated                  The Company
                                                      2001         2000           2001           2000
                                                       $             $             $               $
      Amounts received or due and
      receivable by the auditors for:

      Auditing or reviewing financial
      statements

          Auditors of the Company                      15,750      14,955       15,750        10,455
          Other auditors                               47,041      29,908            -             -
                                               --------------------------------------------------------
                                                       62,791      44,863       15,750        10,455
                                               --------------------------------------------------------
      Other Services
          Auditors of the Company                       7,764      42,708        7,764        16,400
          Other auditors                               55,269      67,310        6,308             -
                                               --------------------------------------------------------
                                                       63,033     110,018       14,072        16,400
                                               --------------------------------------------------------

  28. SEGMENT REPORTING

      (a)  Industry

           The economic entity operates predominantly in the pearling industry. These operations comprise the production and sale of pearls.

      (b)  Geographical

                                                     Indonesia      Australia    Eliminations       Total
                                                         $              $              $              $
      2001
      Revenue outside the economic entity               266,111    11,069,873              -      11,335,984
      Intersegment revenue                            3,720,940             -     (3,720,940)              -
                                                 ------------------------------------------------------------
      Total revenue                                   3,987,051    11,069,873     (3,720,940)     11,335,984
                                                 ------------------------------------------------------------

      Segment operating profit/(loss)                (3,454,563)    7,876,953              -       4,422,390
      Unallocated expenses                                                                          (249,856)
                                                                                              ---------------
      Operating profit after income tax                                                            4,172,534
                                                                                              ---------------

      Segment assets                                 12,406,294     8,757,836                     21,164,130


      2000
      Revenue outside the economic entity               540,840     6,709,338              -       7,250,178
      Intersegment revenue                            5,978,769     1,568,498     (7,547,267)              -
                                                 ------------------------------------------------------------
      Total revenue                                   6,519,609     8,277,836     (7,547,267)      7,250,178
                                                 ------------------------------------------------------------

      Segment operating profit/(loss)                 5,023,968    (2,301,951)             -       2,722,017
      Unallocated expenses                                                                          (249,858)
                                                                                              ---------------
      Operating profit after income tax                                                            2,472,159
                                                                                              ---------------

      Segment assets                                 11,584,387     5,560,214                     17,144,601

29. CONTROLLED ENTITIES

                                   Percentage       Percentage         Place of       Book value of Company's
                                     owned            owned         incorporation           investment
                                     2001             2000                              2001          2000
                                                                                         $             $
     Sharcon Pty Ltd                  100%             100%            Australia            -             -
     Tansim Pty Ltd                   100%             100%            Australia            -             -
     P.T. Cendana Indopearls          100%             100%            Indonesia            -             -
                                                                                     -------------------------
                                                                                            -             -
                                                                                     =========================

     The ultimate parent entity, Atlas Pacific Limited, is incorporate in Australia.

30. INTEREST IN JOINT VENTURE OPERATIONS

     A controlled entity, P.T. Cendana Indopearls, has a 50% interest in the Cemerlang joint venture operations and the Kosuma Mutiara joint venture operation. The principal activity of these joint venture operations is the production of pearls from oysters supplied by P.T. Cendana Indopearls.

     The economic entity's share of assets employed in these joint ventures is:

                                                 2001           2000
                                                  $              $
                Current
                SGARAs                         170,432        135,255

                NON CURRENT
                SGARAs                          55,290        148,934

                                            --------------------------
                                               225,722        284,189
                                            ==========================


31. POST BALANCE DATE EVENTS

     Subsequent to the year end, an auction was held by Pearlautore International in Sydney at which the outstanding stock of pearls at the year end, as well as pearls from a harvest which took place in January, were offered for sale. As a result of sales from this auction, as well as sales prior to and after this auction, nearly 42,700 pearls were sold which has realised sales revenue of $7.69 million. There are approximately 740 pearls remaining on hand.

     Since the year end, a further 731,080 secured convertible notes have been converted to shares. The remaining 149,987 notes will be redeemed ($22,498) as a result of no election being made to convert them to shares by 23 March 2002.

     In March 2002, a final dividend of two (2) cents per share, franked to one
     (1) cent, was announced. This dividend is payable in April 2002.

     The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and NASDAQ Stock Exchanges.

32. AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

     The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

                                                       2001           2000
                                                        $              $
      Amount receivable:
      Indonesian Rupiah                                 9,304         17,503
      Japanese Yen                                  1,628,843        198,951
      US Dollars                                       98,642        184,972
                                              -------------------------------
                                                    1,736,789        401,426
                                              ===============================
      Amounts payable:
      Indonesian Rupiah                              (619,221)      (335,609)
      US Dollars                                     (102,513)       (76,131)
                                              -------------------------------
                                                     (721,734)      (411,740)
                                              ===============================

33. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

     (a)  Net fair value of financial assets and liabilities.

          The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

     (b)  Interest rate risk

          The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

                               Note       Weighted     Floating
                                          average      interest     Fixed interest rate maturing   Non interest
                                       interest rate     rate                     in                  bearing      Total
                                                                    1 year or less    1-3 years

                                             %             $              $               $             $              $
2001
Financial Assets
   Cash                          7          4.41          175,379         5,170,796            -          9,179       5,355,354
   Receivables                   8          0.48                -           230,254            -      1,864,674       2,094,928
                                                      --------------------------------------------------------------------------
                                                          175,379         5,401,050            -      1,873,853       7,450,282
                                                      --------------------------------------------------------------------------

Financial Liabilities
   Payables                     14          0.00                -                 -            -     (1,153,705)     (1,153,705)
   Convertible notes            15         12.50                -          (136,596)           -              -        (136,596)
                                                      --------------------------------------------------------------------------
                                                                -          (136,596)           -     (1,153,705)     (1,290,301)
                                                      --------------------------------------------------------------------------
Net Financial
Asset/(Liabilities)                                       175,379         5,264,454            -        720,148       6,159,981
                                                      ==========================================================================

                               Note      Weighted
                                         average       Floating
                                         interest      interest    Fixed interest rate      Non interest
                                           rate          rate         maturing in             bearing            Total
                                                                    1 year or     1-3 years
                                                                      less
                                             %             $            $             $               $             $
2000
Financial Assets
   Cash                          7          6.40          211,518     4,095,197             -        13,182      4,319,897
   Receivables                   8          1.55                -       135,159             -       443,895        579,054
                                                      ----------------------------------------------------------------------
                                                          211,518     4,230,356             -       457,077      4,898,951
                                                      ----------------------------------------------------------------------

Financial Liabilities
   Payables                     14          0.00                -             -             -    (1,286,901)    (1,286,901)
   Convertible notes            15         12.50                -             -    (3,703,201)            -     (3,703,201)
                                                      ----------------------------------------------------------------------
                                                                -             -    (3,703,201)   (1,286,901)    (4,990,102)
                                                      ----------------------------------------------------------------------
Net Financial
Asset/(Liabilities)                                       211,518     4,230,356    (3,703,201)     (829,824)       (91,151)
                                                      ======================================================================

    Reconciliation of net financial                                  2001                 2000
    assets to net assets
                                                     Note              $                   $
    Net financial assets/(liabilities) as above                       6,159,981            (91,151)
    Non-financial assets & liabilities
    - Inventories                                      9              1,182,822             603,786
    - SGARAs                                          10              9,707,267           8,284,004
    - Property, plant & equipment                     12              2,302,436           2,608,284
    - Intangibles                                     13                499,717             749,576
    - Tax liability/benefit (net)                      5             (1,492,968)                  -
    - Provisions                                      15               (160,885)           (129,305)
                                                              -------------------- -------------------
    Net assets per balance sheet                                     18,198,370          12,025,194
                                                              ==================== ===================

      (c)  Foreign Exchange Risk

           The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 12 months.

           The consolidated entity's policy is to enter into forward foreign exchange contracts to hedge a proportion of foreign currency sales expected within the following 12 months. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

           The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

                                              2001          2000            2001            2000
                                            Weighted average                 AUD              AUD
                                                   rate
          Sell Japanese Yen
          Not later than one year            62.93          62.20        3,343,802        3,336,143

           These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealised gains and losses on the hedging contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The gross unrecognised gains and losses on hedges of anticipated foreign currency sales are as follows:

                                                  2001                              2000
                                          Gains            Losses          Gains            Losses
                                          AU$               AU$             AU$               AU$
          Not later than one year       205,610              -            150,082           78,364

    (d)    Credit risk exposure

           The credit risk on financial assets of the economic entity which have been recognised on the balance sheet, other than investments in shares, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

           Credit risk on off-balance sheet derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

34.      SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

The above referred to standards and requirements differ in certain respects from US GAAP. However, the differences which had a significant effect on the consolidated net income and shareholders equity of Atlas Pacific Ltd. in previous years no longer exist, due to changes in the accounting conventions used in the Company's Australian accounts. While this is not a comprehensive summary of all differences between Australian Accounting Practice and US GAAP, other differences are not likely to have a significant effect on the consolidated net income or shareholders equity of the group.

DEVELOPMENT COST

Under Australian GAAP, development costs such as those relating to the establishment of a pearl farm, can be capitalised and amortised when commercial production is achieved. For US GAAP purposes, such research and development cost is written off when incurred. In 1997, the Company wrote off all development costs incurred to date as an abnormal item, and therefore the Company's accounting treatment of these costs is now consistent with US GAAP.

STOCK OPTION ISSUES

For US GAAP purposes, stock options issued related to services are valued for the purpose of assessing a compensation value for services rendered. Such compensation value has not been accounted for in the Company's Australian Financial Statements. For US GAAP purposes, the compensation value has been assessed as being the difference between the market value of the equivalent listed shares, and the stock option conversion price at the time of issue. Where conversion price exceeds market value, a nil value has been attributed to the compensation.

       EARNINGS PER SHARE                                YEARS ENDED 31 DECEMBER
                                                      2001        2000         1999
                                                    (cents)     (cents)     (cents)
Earnings per share under
-   Aust GAAP                                        6.80         4.52         2.04
-   US GAAP                                          6.80         4.52         2.04

Earnings per ADR under US GAAP
-   20 shares equivalent to 1 ADR                  136.00        90.40        40.80

CAPITAL STOCK

Under US tax rules, the Company is classified as a Passive Foreign Investment Company and accordingly, US Shareholders are taxed on the Company's results of operations as if the Company was a partnership.

34.      SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (cont)

VALUATION OF INVENTORY

For US GAAP purposes inventory is valued at the lower cost or fair market value. Australian GAAP requires inventory to be valued at the lower of cost and net of realisable value. For the purpose of preparation of the primary financial statements, no difference exists between the different methods of valuing inventory.

Under Australian GAAP, special disclosures are required in relation to inventory which is classified as a Self-Generating or Regenerating Asset (SGARA). This disclosure is included in the annual report but has no effect on the accounting treatment of the inventory for the Company or the Group.

                              (Australian Dollars)

------------------------------------------------------------------------------------------------------------------------------------
SHARE CAPITAL                                                        2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------------------------
                                                            Number of   Number of        A$          A$      Number of        A$
Issued and subscribed ordinary shares                         Shares      Shares                               Shares
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                  54,751,017  12,612,024   54,751,017  12,612,024  49,376,017   11,563,899
------------------------------------------------------------------------------------------------------------------------------------
..   Issue of 5,375,000 shares as part consideration
    for acquisition of 25% share of Cendana                          -           -            -           -   5,375,000    1,048,125
------------------------------------------------------------------------------------------------------------------------------------
..   Issue of 23,806,942 shares through conversion of
    Secured Convertible Notes (debt) to equity              23,806,942   3,571,041            -           -           -            -
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                      78,557,959  16,183,065   54,751,017  12,612,024  54,751,017   12,612,024
------------------------------------------------------------------------------------------------------------------------------------

Options

In the year ended 31 December 1993, 6,250,000 options exercisable at 25 cents on or before 30 June 1997, and 3,666,667 options, exercisable at 25 cents, on or before 30 June 1998 were granted for no consideration. In the year ended December 31, 1996 200,000 options exercisable at 40 cents on or before June 30, 1999 were granted for no consideration. In the year ended December 31, 1997 300,000 options, exercisable at 30 cents, on or before September 30, 1999 were granted for no consideration. In the year ended December 31, 1998 825,000 options exercisable at 40 cents between July 1, 2000 and June 30, 2001 were granted for no consideration. In the year ended December 31, 1999 8,062,000 options exercisable at 30 cents each between October 14, 1999 and October 14, 2002 were granted as part consideration for the acquisition of 25% share of Cendana held by minority interests. In the year ended December 31, 2000 200,000 options exercisable at 42 cents between January 1, 2001 and January 1, 2003 were granted to the Managing Director as part of his remuneration. On April 12, 2000 675,000 options exercisable at 40 cents on or before June 30, 2001 were cancelled. In their place, 800,000 options exercisable at 30 cents between December 31, 2000 and December 31, 2002 were issued to senior staff and managers of the Company. Movements in options issues are set out in the financial statements for the years ended 31 December 1999, 2000 and 2001 and are included as part of this document. In the year ended December 31, 2001 170,000 options exercisable at 34.5 cents between January 1, 2002 and December 31, 2003 were granted to the Managing Director as part of his remuneration. In the year ended December 31, 2001 200,000 options exercisable at 42 cents between January 1, 2001 and January 1, 2003 and 170,000 options exercisable at 34.5 cents between January 1, 2002 and December 31, 2003 which had been issued to the Managing Director as part of his remuneration were cancelled upon his retirement from the company. A further 275,000 options exercisable at 30 cents between December 31, 2000 and December 31, 2002 which had been issued to managers of the Company were cancelled upon their resignation from the Company.

34.      SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (Cont.)

CASH FLOW STATEMENT

The following summary reconciles the Cash Flow statements as prepared in the Primary Financial Statement, and that which would be reported in accordance with International Accounting Standard 7.

                                                                         2001              2000             1999
                                                                          A$                A$               A$
Cash Flow from/(to) operating activities:                            3,158,451         1,135,174           946,918
as reported
Add - expenditure on pearling project                                4,321,199         4,155,261         3,731,130
                                                                   ----------------------------------------------------
Cash flow from/(to) operations in accordance with US GAAP
                                                                     7,479,650         5,290,435         4,678,048
                                                                   ----------------------------------------------------

Cash flow from/(to) investing activities:                             (461,588)         (699,568)         (900,701)
as reported
Less - expenditure on pearling project                              (4,321,199)       (4,155,261)       (3,731,130)
                                                                   ----------------------------------------------------
Cash flow from/(to)  investing  activities in accordance  with
US GAAP                                                             (4,782,787)       (4,854,829)       (4,631,831)
                                                                   ----------------------------------------------------

The above adjustments are between categories only, and do not affect the overall cash flow as reported.

               ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

DECLARATION BY DIRECTORS


In the opinion of the Directors:

(a)  the financial statements set out on pages 17 to 38;

     (i) give a true and fair view of the consolidated entity's financial position as at 31 December 2000 and the performance as represented by the results of its operations and its cash flows for the year ended on that date; and

     (ii) are in accordance with the Corporations Law and comply with Accounting Standards and the Corporations Regulations, and other mandatory professional reporting requirements; and

(b) at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:


/s/ A. M. Kerr                 /s/ L. F. Petersen
A. McB. KERR                   L. F. PETERSEN
Director                       Director

22 March 2001
Perth, Western Australia

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

                           PROFIT AND LOSS STATEMENTS

                      FOR THE YEAR ENDED 31ST DECEMBER 2000

                                                            Note         Consolidated                   The Company
                                                                     2000            1999           2000           1999
                                                                       $              $               $             $
Operating profit/(loss) before abnormal                      2,3     2,472,159     1,471,307      (513,839)      727,487
item and income tax

Abnormal item                                                  4             -      (438,714)    2,514,866      (438,714)
                                                                   ------------------------------------------------------
Operating profit before income tax                                   2,472,159     1,032,593     2,001,027       288,773

Income tax (expense)/benefit attributable                      6             -             -             -             -
to operating result
                                                                   ------------------------------------------------------

Operating profit/(loss) after income tax                             2,472,159     1,032,593     2,001,027       288,773
Loss on extraordinary item after income tax                    5             -      (722,878)            -             -
                                                                   ------------------------------------------------------
Operating profit/(loss) after income tax                             2,472,159       309,715     2,001,027       288,773
attributable to members of Atlas Pacific
Limited

Accumulated losses at the beginning of
the financial year                                                  (3,058,989)   (3,368,704)   (2,469,084)   (2,757,857)
                                                                   ------------------------------------------------------

Accumulated losses at the end of the financial year                   (586,830)   (3,058,989)     (468,057)   (2,469,084)
                                                                   ======================================================

        The accompanying notes form part of these financial statements.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

                                  BALANCE SHEET

                            AS AT 31ST DECEMBER 2000

                                                         Note            Consolidated                    The Company
                                                                     2000            1999           2000           1999
                                                                       $              $               $             $
CURRENT ASSETS

    Cash                                                   8      4,319,897       3,922,988      4,203,573       3,830,439
    Receivables                                            9        579,054         210,025        319,825         197,562
    Inventories                                           10      2,080,927       1,905,109        276,215          29,470
                                                                -----------------------------------------------------------
TOTAL CURRENT ASSETS                                              6,979,878       6,038,122      4,799,613       4,057,471
                                                                -----------------------------------------------------------
NON CURRENT ASSETS

    Receivables                                            9              -               -     11,594,088      10,461,768
    Inventories                                           10      6,806,863       4,682,056              -               -
    Investments                                           11              -               -              -               -
    Property, plant and equipment                         12      2,608,284       2,820,617         11,025          23,619
    Intangibles                                           13        749,576         999,434              -               -
                                                                -----------------------------------------------------------
TOTAL NON CURRENT ASSETS                                         10,164,723       8,502,107     11,605,113      10,485,387
                                                                -----------------------------------------------------------
TOTAL ASSETS                                                     17,144,601      14,540,229     16,404,726      14,542,858
                                                                -----------------------------------------------------------
CURRENT LIABILITIES

    Accounts payable                                      14      1,286,901       1,154,306        497,317         649,143
    Provisions                                            15        129,305         129,687         60,241          47,574
                                                                -----------------------------------------------------------
TOTAL CURRENT LIABILITIES                                         1,416,206       1,283,993        557,558         696,717
                                                                -----------------------------------------------------------
NON CURRENT LIABILITIES

    Borrowings                                            16      3,703,201       3,703,201      3,703,201       3,703,201
                                                                -----------------------------------------------------------
TOTAL NON CURRENT LIABILITIES                                     3,703,201       3,703,201      3,703,201       3,703,201
                                                                -----------------------------------------------------------
TOTAL LIABILITIES                                                 5,119,407       4,987,194      4,260,759       4,399,918
                                                                -----------------------------------------------------------

NET ASSETS                                                       12,025,194       9,553,035     12,143,967      10,142,940
                                                                ===========================================================

SHAREHOLDERS' EQUITY

    Share capital                                         17     12,612,024      12,612,024     12,612,024      12,612,024
    Accumulated losses                                             (586,830)     (3,058,989)      (468,057)     (2,469,084)
                                                                -----------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                       12,025,194       9,553,035     12,143,967      10,142,940
                                                                ===========================================================

The accompanying notes form part of these financial statements.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

                             STATEMENT OF CASH FLOWS

                     FOR THE YEAR ENDED 31ST DECEMBER 2000

                                                                   Consolidated                 The Company
                                                               2000             1999        2000           1999
                                                                 $                $           $              $
                                                                Inflows/(Outflows)            Inflows/(Outflows)

Cash flows from operating activities
    Income from joint venture partner                                 -       450,000             -             -
    Interest paid                                              (729,227)            -      (729,227)            -
    Interest and bill discounts received                        202,970        95,485       197,830        92,768
    Payments to suppliers                                    (5,157,850)   (4,846,552)   (1,332,542)   (1,115,422)
    Income tax paid                                             (28,765)            -       (28,765)            -
    Proceeds from pearl and oyster sales                      6,848,046     5,247,985     6,456,685     5,247,399
                                                             ----------------------------------------------------

    Net cash provided by/(used in) operating
    activities (Note 21.2)                                    1,135,174       946,918     4,563,981     4,224,745
                                                             ----------------------------------------------------
Cash flows from investing activities
    Advances to controlled entities                                   -             -    (4,155,261)   (4,170,760)
    Payments for property, plant and equipment                 (700,599)     (807,361)       (2,000)       (3,854)
    Proceeds on disposal of fixed assets                          1,031         3,705             -         2,532
    Extraordinary item - payment made to close Kupang site            -       (97,055)            -             -
                                                             ----------------------------------------------------

    Net cash provided by/(used in) investing activities        (699,568)     (900,711)   (4,157,261)   (4,172,082)
                                                             ----------------------------------------------------

Cash flows from financing activities
    Proceeds from issue of convertible notes                          -     3,703,201             -     3,703,201
    Cost of convertible notes issue                                   -      (438,714)            -      (438,714)
                                                             ----------------------------------------------------
    Net cash provided by financing activities                         -     3,264,487             -     3,264,487
                                                             ----------------------------------------------------

Net increase/(decrease) in cash held                            435,606     3,310,694       406,720     3,317,150
Cash at the beginning of the financial year                   4,025,885       720,123     3,933,336       616,222
Effects of exchange rate changes on the balances of cash
held in foreign currencies                                       (6,435)       (4,932)       (1,324)          (36)
                                                             ----------------------------------------------------
Cash and term deposits at the end of the financial year
(Note 21.1)                                                   4,455,056     4,025,885     4,338,732     3,933,336
                                                             ====================================================

        The statement of cash flows is to be read in conjunction with the following notes.

                ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                     FOR THE YEAR ENDED 31ST DECEMBER 2000

1. ACCOUNTING POLICIES

   1.1  Basis of Accounting

        This general purpose financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Law.

        The financial statements have been prepared under the historical cost convention and no account is taken of the changing value of money, except to the extent that certain non-current assets are stated at valuation. The accounting policies are consistent with those applied in the previous year unless otherwise stated.

   1.2  Principles of Consolidation

        The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Law. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

        Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

        In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

   1.3  Inventories

        (a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or market value.

        (b) Oysters - quantities on hand at the year end are valued at the lower of cost and market value. Cost is the total farm, hatchery, and Indonesian administrative expenses excluding interest together with the cost of oyster purchases and cost of nuclei used in seeding operations.

        (c)  Nuclei - quantities on hand at the year end are valued at cost.

   1.4  Revenue Recognition

        (a) Sales Revenue - comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

           (b)   Interest Income - is recognised as it accrues.

           (c) Asset Sales Revenue - comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

      1.5  Investments

           Long term investments are stated at cost or valuation, less a provision for diminution in value, as assessed by the Directors annually to ensure that the carrying amount is not in excess of recoverable amount. The recoverable amount is assessed from the shares' current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

      1.6  Valuation of Non Current Assets

           In determining the recoverable amounts of non-current assets, the expected net cash flows arising from the continued use and subsequent disposal of those assets have not been discounted to their present value.

           The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the write-down is included in the profit and loss statement.

      1.7  Depreciation

           Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives.

           The depreciation rates used for each class of depreciable assets are:

           Class of fixed asset                             Depreciation Rate

                                                           2000           1999
           Leasehold land & buildings & improvements       5-10%            10%
           Vessels                                           10%            10%
           Plant & equipment                              20-50%         20-50%

           The depreciation rates of leasehold land, buildings and improvements and plant and equipment were increased during last year to more accurately reflect their estimated useful lives.

      1.8  Goodwill

           Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 5 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

1.9  Foreign Currency Translations

     (a)  Translations

          The Company considers that the operations of the Indonesian subsidiary are integrated with those of the parent entity and therefore the temporal method of accounting for foreign exchange conversion has been adopted, whereby,

                (i) monetary items are converted at the exchange rate applicable at the year end;
                (ii) other pearling project assets and liabilities are converted at the exchange rate applicable at the time of transaction, and
                (iii) gains and losses on transactions are taken to the current year's profit and loss account.

     (b)  Hedges

          Gains or losses on hedges of specific commitments including those relating to the price of particular goods or services to be purchased or sold, are to be deferred and included in the measurement of the purchase or sale transaction.

1.10 Income tax

     The liability method of tax-effect accounting has been adopted, whereby

     (a) the income tax (expense)/benefit in the profit and loss account is determined by applying the current tax rate to operating profit/(loss) after allowing for permanent differences,

     (b)  a provision for deferred income tax is created for

          (i) expenses which are currently deductible in determining taxable income but which have not been taken up in arriving at the operating profit, and
          (ii) revenue which has been included in operating profit but which is not yet assessable for tax,

     (c)  a future income tax benefit is brought to account for

          (i) expenses which have been taken up in arriving at the operating profit but are not currently deductible for income tax purposes, and
          (ii) revenue which is currently assessable for tax but which has not yet been included in operating profit,
          (iii) income tax losses carried forward.

     Future income tax benefits are not brought to account unless realisation of the benefits is virtually certain.

     Realisation is contingent upon

          (i) deriving future assessable income of a nature and of an amount sufficient to enable the benefit of the deductions for the losses to be realised,
          (ii) the company continuing to comply with the conditions for deductibility imposed by the law, and
          (iii) no changes in the legislation which would adversely affect realisation of the benefit of the losses.

1.11 Bills of Exchange

     Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

1.12 Trade and Other Creditors

     These amounts represent liabilities for goods and services provided to the economic entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

1.13 Trade and Other Debtors

     Trade debtors to be settled within 60 days are carried at the amount due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

1.14 Convertible Notes

     Convertible notes are recognised when issued at the amount of the net proceeds received. On issue the fair value of the liability component, being the obligation to make future payments of principal and interest to noteholders, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity as other equity securities with no recognition of any change in the value of the option in subsequent periods. The residual value of the notes is recognised in the financial statements as borrowings. Interest on the notes is recognised in the profit and loss statement as an expense.

1.15 Interests in Joint Ventures

     The economic entity's share of the assets, liabilities, revenue and expenses of joint ventures are included in the appropriate items of the consolidated balance sheet and profit and loss account. Details of the economic entity's interests are shown in Note 28.

1.16 Employee Entitlements

     Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

     Where the Company has granted options to employees, the costs incurred in administering this allocation are expensed as incurred. Other than these costs, the allocation does not result in any expense to the consolidated entity.

     Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1.17 Derivatives

     The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes. Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure. The accounting for forward foreign exchange contract is set out in Note 1.9
     (b).

   1.18 Comparative Amounts

       Where necessary, the figures for the previous year have been reclassified to facilitate comparison.

                                                                   Consolidated               The Company
                                                                2000           1999         2000         1999
                                                                 $              $            $            $
2. REVENUE
   Revenue from operating activities
      Sales revenue                                           6,742,911     5,338,043    6,511,507    5,336,287
      Interest received - other parties                         202,970        95,485      197,830       92,768
      Project administration costs - recovered from                   -             -      440,962      425,554
      controlled entities
      Revenue from joint venture partners                       303,266       450,000            -            -
                                                            ---------------------------------------------------
                                                              7,249,147     5,883,528    7,150,299    5,854,609
   Revenue from outside operating activities
      Proceeds on sale of fixed assets                            1,031         3,705            -        2,532
                                                            ---------------------------------------------------
                                                                  1,031         3,705            -        2,532
                                                            ---------------------------------------------------
   Total revenue                                              7,250,178     5,887,233    7,150,299    5,857,141
                                                            ===================================================

3. OPERATING RESULT
   The operating result before income tax and abnormal
   items has been determined after:
..  Crediting as revenue:
   Interest received - other corporations                       202,970        95,485      197,830       92,768
                                                            ---------------------------------------------------
   Total interest received                                      202,970        95,485      197,830       92,768
                                                            ---------------------------------------------------
   Net foreign exchange gain                                          -         1,919            -            -

..  Charging as expenses:
   Borrowing costs
      Interest paid - other corporations                        462,901       391,880      462,901      391,880
                                                            ---------------------------------------------------
      Total borrowing costs                                     462,901       391,880      462,901      391,880
                                                            ---------------------------------------------------
   Rental expenses on operating leases                           38,699        31,601       35,061       29,468
   Movements in provisions -
   increase/(decrease)
      Depreciation property, plant and equipment                912,425       738,793       14,594       18,280
      Amortisation of goodwill on acquisition of                249,858       249,858            -            -
      minority interest
      Provision for diminution in value of loans to                   -             -   (2,514,866)    (481,817)
      subsidiaries
      Provision for employee entitlements                         9,675        32,534       22,724       28,303
                                                            ---------------------------------------------------
      Net expense/(benefit) resulting from movement
      in provisions                                           1,171,958     1,021,185   (2,477,548)    (435,234)
                                                            ---------------------------------------------------
   Net foreign exchange loss                                     88,644       153,288        1,324           36

   Loss/(profit) on disposal of fixed assets                       (524)       17,389            -       15,829

                                                                Consolidated                 The Company
                                                              2000         1999           2000          1999
                                                               $             $             $              $
     4. ABNORMAL ITEM

        Provision for loss on loans to controlled
        entities                                                     -            -      2,514,866            -

        Income tax effect                                            -            -              -            -
                                                          --------------------------------------------------------
                                                                     -            -      2,514,866            -
                                                          --------------------------------------------------------
        Cost of convertible note issue                               -     (438,714)             -     (438,714)
        Income tax effect                                            -            -              -            -
                                                          --------------------------------------------------------
                                                                     -     (438,714)             -     (438,714)
                                                          --------------------------------------------------------
                                                                     -     (438,714)     2,514,866     (438,714)
                                                          ========================================================

     5. EXTRAORDINARY ITEM

        Cost of closure of Kupang site                               -     (722,878)             -            -
        Income tax effect                                            -            -              -            -
                                                          --------------------------------------------------------
                                                                     -     (722,878)             -            -
                                                          ========================================================

     6. INCOME TAX

     a) The prima facie tax payable on the
        result for the year differs from the
        income tax provided in the accounts
        and is reconciled as follows:
        Operating profit/(loss) after                        2,472,159      309,715      2,001,027      288,773
        extraordinary and abnormal items
        and before tax
                                                          --------------------------------------------------------
        Prima facie tax (expense)/benefit at                  (840,534)    (111,497)      (680,349)    (103,958)
        34% (1999 - 36%)
        Tax effect of permanent differences:
        Non deductible expenses                                 (2,347)    (101,085)        (2,347)     (25,463)
        Non assessable income                                  233,320            -              -            -
        Provision for diminution in value of                         -            -        855,054      173,454
        loan to related entities
        Other deductible items                                 619,843            -              -            -
        Amortisation of goodwill                               (84,952)     (89,949)             -            -
        Prospectus costs                                             -     (157,937)             -     (157,937)
        Tax effect of timing differences                        (5,670)        (139)        (5,670)        (139)
        Foreign tax credits utilised                           233,435       89,906              -            -
        Prior year losses recouped                              13,593      370,701              -      114,043
        Future income tax benefit or losses not
        brought to account                                    (166,688)           -       (166,688)           -
                                                          --------------------------------------------------------
        Income tax attributable to operating
        result                                                       -            -              -            -
                                                          ========================================================

                                                                 Consolidated                   The Company
                                                              2000          1999            2000           1999
                                                                $             $               $              $
     b) Future income tax benefits not
        brought to account, the benefits of
        which will be realised only if the
        conditions occur for deductibility (set
        out in Note 1.10), are as follows:
        - Revenue Tax losses (current year)                  166,688            -         166,688              -

        - Revenue Tax losses (prior years)                    32,560       34,475          32,560         34,475

        - Capital losses (current year)                            -            -               -              -

        - Capital losses (prior years)                       344,813      291,273          72,766         77,046

The prior year losses recouped by the economic entity include losses for a subsidiary which were not previously available to the economic entity and therefore not previously recognised.

                                                                                              Consolidated
                                                                                         2000               1999
7.      EARNINGS PER SHARE

        Basic earnings per share (cents per share)                                             4.52            2.04
                                                                                     -------------------------------
        Diluted earnings per share (cents per share)                                           3.27            1.82
                                                                                     -------------------------------
        Earnings used for basic earnings per share                                        2,472,159       1,032,593
                                                                                     ===============================
        Weighted average number of ordinary shares outstanding during the year           54,751,017      50,524,647
        used for calculation of basic earnings per share
                                                                                     ===============================

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December 2000 as potential ordinary shares.

                                                                Consolidated               The Company
                                                            2000           1999        2000           1999
                                                              $              $           $              $
8.      CASH

        Cash at bank                                         224,700       344,773      108,376       252,224
        Bills of Exchange*                                 4,095,197     3,578,215    4,095,197     3,578,215
                                                        ------------------------------------------------------
                                                           4,319,897     3,922,988    4,203,573     3,830,439
                                                        ======================================================

        * Paying interest at rate of 6.26% (1999 - 5.86%) maturing within one month (1999-one month) following balance date.

        In addition to the above mentioned cash, the Company has Fixed Term Deposits of $135,159, earning interest at 6.33% per annum and maturing within three months. Because these form the security for the Company's forward cover hedging transactions, they are recorded as part of Sundry debtors and prepayments in the financial statements (refer

        Note 9).

                                                                Consolidated                    The Company
                                                             2000           1999            2000           1999
                                                              $              $               $              $
    9.  RECEIVABLES
        CURRENT
        Trade debtors                                          288,190       90,058         143,710         88,888
        Sundry debtors & prepayments                           290,864      119,967         176,115        108,674
                                                        ----------------------------------------------------------
                                                               579,054      210,025         319,825        197,562
                                                        ==========================================================

        Included in Sundry debtors and prepayments for both the Company and the economic entity in 2000 is an amount of $135,159 (1999 - $102,897) being funds held on Fixed Term Deposit at the bank as security for the Company's forward cover hedging transaction (refer to Note 31c). Interest is paid at a rate of 6.33% (1999 - 5.29%) and deposits mature within three months.

        NON CURRENT

        Amount receivable from controlled entities                   -            -      13,198,935     14,581,481
        Provision for loss on loans                                  -            -      (1,604,847)    (4,119,713)
                                                        ----------------------------------------------------------
                                                                     -            -      11,594,088     10,461,768
                                                        ==========================================================

    10. INVENTORIES
        CURRENT
        Oysters                                              1,804,712    1,875,639               -              -
        Pearls                                                 276,215       29,470         276,215         29,470
                                                        ----------------------------------------------------------
                                                             2,080,927    1,905,109         276,215         29,470
                                                        ==========================================================

        NON CURRENT
        Oysters                                              6,479,292    4,611,729               -              -
        Nuclei                                                 327,571       70,327               -              -
                                                        ----------------------------------------------------------
                                                             6,806,863    4,682,056               -              -
                                                        ==========================================================
        Total inventory                                      8,887,790    6,587,165         276,215         29,470
                                                        ==========================================================

        The convertible notes issued by the Company are secured by a fixed and floating charge over the assets of the economic entity including its inventory.

                                                                Consolidated                   The Company
                                                             2000          1999            2000            1999
                                                              $             $               $               $
  11. INVESTMENTS

      Controlled entity
      -unlisted shares (see Note 27)                                 -            -       2,750,004      2,750,004
      Provision for diminution in value                              -            -      (2,750,004)    (2,750,004)
                                                        ----------------------------------------------------------
                                                                     -            -               -              -
                                                        ==========================================================

  12. PROPERTY, PLANT AND EQUIPMENT

      (a)   General
            Plant and equipment
            - at cost                                           58,106       56,106          58,106         56,106
            - accumulated depreciation                         (47,081)     (32,487)        (47,081)       (32,487)
                                                        ----------------------------------------------------------
                                                                11,025       23,619          11,025         23,619
                                                        ----------------------------------------------------------
      (b)   Pearling project
            Leasehold land and buildings
            - at cost                                          764,201      597,818               -              -
            - accumulated depreciation                        (125,988)     (48,052)              -              -
                                                        ----------------------------------------------------------
                                                               638,213      549,766               -              -
                                                        ----------------------------------------------------------
            Plant and equipment, vessels, vehicles
            - at cost                                        4,770,621    4,238,912               -              -
            - accumulated depreciation                      (2,811,575)  (1,991,680)              -              -
                                                        ----------------------------------------------------------
                                                             1,959,046    2,247,232               -              -
                                                        ----------------------------------------------------------
      Total pearling project                                 2,597,259    2,796,998               -              -
                                                        ----------------------------------------------------------
      Total property, plant and equipment                    2,608,284    2,820,617          11,025         23,619
                                                        ==========================================================

      Included in Pearling Project leasehold land and buildings is $24,790 (1999 - $Nil), being construction in progress at cost.

  13. INTANGIBLES

      Goodwill associated with acquisition of 25%            1,249,292    1,249,292               -              -
      investment in P.T. Cendana Indopearls

      Accumulated amortisation                                (499,716)    (249,858)              -              -
                                                        ----------------------------------------------------------
                                                               749,576      999,434               -              -
                                                        ==========================================================

                                                                  Consolidated                     The Company
                                                               2000          1999              2000            1999
                                                                $             $                 $               $
  14. ACCOUNTS PAYABLE

      CURRENT
      Trade creditors                                        1,161,347      762,426           371,763        257,263
      Other creditors                                          125,554      391,880           125,554        391,880
                                                        -------------------------------------------------------------
                                                             1,286,901    1,154,306           497,317        649,143
                                                        =============================================================

  15. PROVISIONS

      CURRENT
      Employee entitlements                                    129,305      129,687            60,241         47,574
                                                        -------------------------------------------------------------
                                                               129,305      129,687            60,241         47,574
                                                        =============================================================

  16. BORROWINGS

      Non Current
      Convertible notes                                      3,703,201    3,703,201         3,703,201      3,703,201
                                                        -------------------------------------------------------------
                                                             3,703,201    3,703,201         3,703,201      3,703,201
                                                        =============================================================

      On 22 March 1999, the Company issued 24,688,009 redeemable notes, each having a face value of 15 cents. Interest was payable on 23 March 2000 and thereafter every six months at an interest rate of 12.50% per annum on the face value of the notes. The notes are convertible at the option of the holder, at any time up to 23 March 2002, into ordinary shares of the Company on the basis of one share for each note held. Pursuant to the issue of convertible notes, there is a fixed and floating charge over the assets of Atlas Pacific Limited and Tansim Pty Ltd (and hence P.T. Cendana Indopearls) in favour of the trustee representing the convertible note holders.

      Since the year end, 75,000 convertible notes have been converted to shares.


  17. SHARE CAPITAL

      Issued and paid-up capital 54,751,017 ordinary
      shares (1999: 54,751,017 ordinary shares)             12,612,024     12,612,024      12,612,024     12,612,024
                                                        =============================================================

  18. OPTIONS

                                                                                   2000            1999
                                                                                  Number          Number
      (a)  Exercisable between 1 July 2000 and 30 June 2001 at 40 cents each
           Outstanding at beginning of year                                       675,000        775,000
           Cancelled/Forfeited during the year                                   (675,000)      (100,000)
                                                                         --------------------------------
           Outstanding at year end                                                      -        675,000
                                                                         --------------------------------

      (b)  Exercisable between 14 October 1999 and 14 October
           2002 at 30 cents each
           Outstanding at beginning of year                                     8,062,500              -
           Issued during the year                                                       -      8,062,500
                                                                         --------------------------------
           Outstanding at end of year                                           8,062,500      8,062,500
                                                                         --------------------------------

      (c)  Exercisable between 1 January 2001 and 31 December
           2002 at 30 cents each.
           Outstanding at beginning of year                                             -              -
           Issued during year                                                     800,000              -
                                                                         --------------------------------
           Outstanding at year end                                                800,000              -
                                                                         --------------------------------

      (d)  Exercisable between 1 January 2001 and 1 January 2003 at 42 cents each
           Outstanding at beginning of year                                             -              -
           Issued during year                                                     200,000              -
                                                                         --------------------------------
           Outstanding at year end                                                200,000              -
                                                                         --------------------------------

                                                                         ================================
      Total number of options outstanding at year-end.                          9,062,500      8,737,500
                                                                         ================================

  19. COMMITMENTS

      The Company has entered into leases for office premises. Commitments for lease payments contracted for but not provided for are as follows:

                                                       2000           1999
                                                        $              $

      Not longer than one year                        35,707         35,000
      1-2 years                                       20,829         32,000
      2-5 years                                            -         18,667
                                             ------------------------------
                                                      56,536         85,667
                                             ==============================

The amounts do not take into account rental reviews that are provided for in the lease contract or the renewal of property leases (refer Note 20).

20. CONTINGENT LIABILITIES

     The consolidated entity leases property under operating leases expiring within two years. The lease on premises in Australia provides the Company with a right of renewal at which time all terms are renegotiated. Rental reviews are based on either movements in the Consumer Price Index or operating performance criteria.

21. NOTES TO THE STATEMENT OF CASH FLOWS

     21.1 Reconciliation of Cash

          For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

                                                                    Consolidated                   The Company
                                                                2000           1999            2000           1999
                                                                 $              $               $               $
     Cash at bank (Note 8)                                     224,700        344,773         108,376        252,224
     Bills of exchange (Note 8)                              4,095,197      3,578,215       4,095,197      3,578,215
                                                        -------------------------------------------------------------
     Cash per balance sheet                                  4,319,897      3,922,988       4,203,573      3,830,439
     Short term deposits (Note 9)                              135,159        102,897         135,159        102,897
                                                        -------------------------------------------------------------
     Cash and cash equivalents                               4,455,056      4,025,885       4,338,732      3,933,336
                                                        =============================================================

     21.2 Reconciliation of net cash from operating activities to Operating profit/(loss) after income tax

     Operating profit after income tax                       2,472,159      1,032,593       2,001,027        288,773
        Inventories                                         (2,300,625)    (1,548,287)       (246,745)       (29,470)
        Increase/(decrease) in interest accrual               (266,326)       391,880        (266,326)       391,880
        Non cash changes in debtors and creditors               52,097       (411,479)         14,562         64,554
        Purchase of unprocessed pearls                               -              -       5,978,649      3,915,217
        Provision for depreciation                             912,425        738,793          14,594         18,280
        Provision for employee entitlements                      9,675         32,534          22,724         28,303
        Amortisation of goodwill                               249,858        249,858               -              -
        Provision for investment in  controlled entity               -              -      (2,514,866)      (481,817)
        Project administration costs                                 -              -        (440,962)      (425,554)
        Loss/(profit) on disposal of fixed assets                 (524)        17,389               -         15,829
        Cost of convertible note issue                               -        438,714               -        438,714
        Foreign exchange differences                             6,435          4,923           1,324             36
                                                        -------------------------------------------------------------
     Net cash provided by/(used in) operating
     activities                                              1,135,174        946,918       4,563,981      4,224,745
                                                        =============================================================

     21.3 Credit Facilities

          The Company has no overdraft or credit facilities at 31 December 2000.

  22. REMUNERATION OF DIRECTORS

                                                               Consolidated                     The Company
                                                            2000           1999            2000            1999
                                                             $              $               $               $
       Amounts received or due and receivable by
       Directors of the Company                             412,777      316,426         396,881         297,512
                                                      ===========================================================

       Number of Directors of Atlas Pacific Limited         2000           1999            2000            1999
       whose remuneration was:
       -           $0 to $ 9,999                             -               2              -                2
       -      $10,000 to $19,999                             4               2              3                3
       -      $30,000 to $39,999                             1               1              1                -
       -      $40,000 to $49,999                             1               1              1                1
       -      $50,000 to $59,999                             1               -              1                -
       -    $190,000 to $199,999                             -               1              -                1
       -    $200,000 to $210,000                             1               -              1                -

     The remuneration bands are not consistent with the emoluments disclosed in the Directors' Report as the basis of calculation differs due to the differing requirements of the Corporations Law and the Accounting Standards.

23. RELATED PARTY TRANSACTIONS

     The names of persons who were Directors of the Company during the financial year were Messrs A.M. Kerr, G.R.W. Snow, R.P. Poernomo, L.F. Petersen, S.J. Arrow, W.F. James and J.J.U. Taylor.

     Admiral R.P.Poernomo received an administration/office rental fee of $21,001 (1999: $18,914).

     Biron Corporation Limited, a company of which Mr G.R.W. Snow is a substantial shareholder and director and Mr W.F. James is a director, entered into a lease agreement with the Company during 1999 to provide office accommodation and services for the Australian based operations. An amount of $41,061 (1999 - $19,483) (5 months) was paid to this company during the year for these services. The lease agreement was entered into on commercial terms.

     A company with which Mr S.J. Arrow is associated earned consultancy fees of $187,964 (1999 - $282,225) during the year for the supply of technical expertise and training of pearl nuclei operators at the Indonesian pearl farm. The agreement under which these fees were earned was entered into prior to Mr S.J. Arrow becoming a Director of the Company. It was entered into on commercial terms.

     The Company purchases pearls from P.T. Cendana Indopearls. These transactions are in the normal course of business.

     During the year sales of pearls were made to staff and directors on normal commercial terms.

     The aggregate number of shares, share options and convertible notes held directly, indirectly or beneficially in the Company by Directors or their director-related entities at 31st December is:

                                                                                           2000             1999
                                                                                          Number           Number
         Ordinary shares                                                                14,436,045       14,497,523
         Convertible Notes                                                               4,858,581        5,183,581
         Options - 14 October 2002                                                       3,352,335        3,199,200
         Options - 31 December 2002                                                        200,000                -
         Options - 1 January 2003                                                          200,000                -


                                                                 Consolidated                    The Company
                                                              2000          1999             2000           1999
                                                               $             $                $              $
  24. REMUNERATION OF EXECUTIVES
      Income received or due and
      receivable by Australian based
      executive officers (including
      executive directors) of the economic
      entity, from all entities in the
      economic entity and any related
      entities.                                             390,425       193,950          206,125         193,950
                                                          =========================================================

      The number of executive officers
      whose income was within the
      following bands
      $180,000 - $189,999                                         1             -                -               -
      $190,000 - $199,999                                         -             1                -               1
      $200,000 - $210,000                                         1             -                1               -

  25. REMUNERATION OF AUDITORS                                   Consolidated                    The Company
                                                              2000          1999             2000           1999
                                                               $             $                $              $
      Amounts received or due and
      receivable by the auditors for:

      Auditing or reviewing financial statements
          Auditors of the Company - BDO                      14,955        18,326           10,455          11,250
          Other BDO member firms                                  -         4,856                -               -
          Other auditors                                     29,908             -                -               -
                                                          ---------------------------------------------------------
                                                             44,863        23,182           10,455          11,250
                                                          ---------------------------------------------------------

      Other Services
          Auditors of the Company - BDO                         16,400         34,920          16,400           34,920
          Other BDO member firms                                26,308         34,460               -                -
          Other auditors                                        67,310              -               -                -
                                                           ------------------------------------------------------------
                                                               110,018         69,380          16,400           34,920
                                                           ------------------------------------------------------------


  26. SEGMENT REPORTING
      (a)  Industry
           The economic entity operates predominantly in the pearling industry. These operations comprise the production and sale of pearls.

      (b)  Geographical

                                                            Indonesia       Australia    Eliminations         Total
                                                                $               $             $                 $
      2000
      Revenue outside the economic entity                      540,840      6,709,338               -        7,250,178
      Intersegment revenue                                   5,978,769      1,568,498      (7,547,267)               -
                                                           ------------------------------------------------------------
      Total revenue                                          6,519,609      8,277,836      (7,547,267)       7,250,178
                                                           ------------------------------------------------------------

      Segment operating profit                               5,023,968     (2,301,951)              -        2,722,017
      Unallocated expenses                                                                                    (249,858)
                                                                                                          -------------
      Operating profit after income tax                                                                      2,472,159
                                                                                                          -------------

      Segment assets                                        11,584,387      5,560,214                       17,144,601


      1999
      Revenue outside the economic entity                      455,646      5,431,587               -       5 ,887,233
      Intersegment revenue                                   3,915,217      1,374,600      (5,289,817)               -
                                                           ------------------------------------------------------------
      Total revenue                                          4,370,863      6,806,187      (5,289,817)       5,887,233
                                                           ------------------------------------------------------------

      Segment operating profit                                 756,001        526,450               -        1,282,451
      Unallocated expenses                                                                                    (249,858)
                                                                                                          ------------
      Operating profit after income tax                                                                      1,032,593
                                                                                                          ------------

      Segment assets                                         8,532,116      6,008,113               -       14,540,229

  27.  CONTROLLED ENTITIES

                            Percentage       Percentage         Place of           Book value of Company's
                               owned            owned         incorporation              investment
                               2000             1999                                2000             1999
                                                                                      $               $
       Sharcon Pty Ltd             100%             100%       Western                -               -
                                                              Australia

       Tansim Pty Ltd              100%             100%       Western                -               -
                                                              Australia

       P.T. Cendana                100%             100%      Indonesia               -               -
       Indopearls
                                                                             --------------------------------
                                                                                      -               -
                                                                             ================================

       28.        INTEREST IN JOINT VENTURE OPERATIONS

      A controlled entity, P.T. Cendana Indopearls, has a 50% interest in the Cemerlang joint venture operations and the Kosuma Mutiara joint venture operation. The principal activity of these joint venture operations is the production of pearls from oysters supplied by P.T. Cendana Indopearls.

      The economic entity's share of assets employed in these joint ventures is:

                                                         2000            1999
                                                          $               $
                CURRENT
                Inventories                            135,255         212,023

                NON CURRENT
                Inventories                            148,934         307,409

                                               --------------------------------
                                                       284,189         519,432
                                               ================================

29.   POST BALANCE DATE EVENTS

      There have been no matters or circumstances that have arisen since the end of the financial year which significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years. The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

30.   AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

      The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

                                                           2000           1999
                                                            $             $
      Amount receivable:
      Indonesian Rupiah                                      17,503       1,170
      Japanese Yen                                          198,951      88,888
      US Dollars                                            184,972           -
                                                     ---------------------------
                                                            401,426      90,058
                                                     ===========================

      Amounts payable:
      Indonesian Rupiah                                     335,609     382,308
      US Dollars                                             76,131           -
                                                     ---------------------------
                                                            411,740     382,308
                                                     ===========================

31.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

      (a)  Net fair value of financial assets and liabilities.

           The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

      (b)  Interest rate risk

           The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

                          Note      Weighted       Floating       Fixed interest rate      Non interest      Total
                                     average       interest           maturing in            bearing
                                  interest rate      rate

                                                                1 year or     1-3 years
                                                                  less
                                        %             $            $             $             $              $
2000
Financial Assets
   Cash                     8          6.40           211,518    4,095,197             -         13,182     4,319,897
   Receivables              9          1.55                 -      135,159             -        443,895       579,054
                                                 ---------------------------------------------------------------------
                                                      211,518    4,230,356             -        457,077     4,898,951
                                                 ---------------------------------------------------------------------

Financial Liabilities
   Accounts payable        14          0.00                 -            -             -     (1,286,901)   (1,286,901)
   Convertible notes       16         12.50                 -            -    (3,703,201)             -    (3,703,201)
                                                 ---------------------------------------------------------------------
                                                            -            -    (3,703,201)    (1,286,901)   (4,990,102)
                                                 ---------------------------------------------------------------------
Net Financial
Asset/(Liabilities)                                   211,518    4,230,356    (3,703,201)      (829,824)      (91,151)
                                                 =====================================================================

                                 Note      Weighted       Floating        Fixed interest rate       Non interest       Total
                                            average       interest            maturing in             bearing
                                         interest rate      rate
                                                                       1 year or      1-3 years
                                                                          less
                                               %             $             $              $              $               $
1999
Financial Assets
   Cash                            8          5.72           256,880     3,578,215             -          87,893      3,922,988
   Receivables                     9          2.59                 -       102,897             -         107,128        210,025
                                                        -------------------------------------------------------------------------
                                                             256,880     3,681,112             -         195,021      4,133,013
                                                        -------------------------------------------------------------------------

Financial Liabilities
   Accounts payable               14          0.00                 -             -             -      (1,154,306)    (1,154,306)
   Convertible notes              16         12.50                 -             -    (3,703,201)              -     (3,703,201)
                                                        -------------------------------------------------------------------------
                                                                   -             -    (3,703,201)     (1,154,306)    (4,857,507)
                                                        -------------------------------------------------------------------------
Net Financial
Asset/(Liabilities)                                          256,880     3,681,112    (3,703,201)       (959,285)      (724,494)
                                                        =========================================================================


        Reconciliation of net financial                                               2000                 1999
        assets to net assets
                                                               Note                    $                     $
        Net financial assets/(liabilities) as above                                      (91,151)           (724,494)
        Non-financial assets & liabilities
        - Inventories                                           10                     8,887,790           6,587,165
        - Property, plant & equipment                           12                     2,608,284           2,820,617
        - Intangibles                                           13                       749,576             999,434
        - Provisions                                            15                      (129,305)           (129,687)
                                                                                   ----------------------------------
        Net assets per balance sheet                                                  12,025,194           9,553,035
                                                                                   ==================================

        (c)  Foreign Exchange Risk

             The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 12 months.

             The consolidated entity's policy is to enter into forward foreign exchange contracts to hedge a proportion of foreign currency sales expected within the following 12 months. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

             The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

                                                2000       1999        2000         1999
                                               Weighted average        AUD           AUD
                                                    rate
             Sell Japanese Yen
             Not later than one year           62.20      77.13     3,336,143    1,015,168

             These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealised gains and losses on the hedging contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The gross unrecognised gains and losses on hedges of anticipated foreign currency sales are as follows:

                                               2000                          1999
                                         Gains        Losses         Gains          Losses
                                          AUD           AUD           AUD             AUD
             Not later than one year    150,082       78,364           -           166,972


        (d)  Credit risk exposure

             The credit risk on financial assets of the economic entity which have been recognised on the balance sheet, other than investments in shares, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

             Credit risk on off-balance sheet derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency.

32.  SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

The above referred to standards and requirements differ in certain respects from US GAAP. However, the differences which had a significant effect on the consolidated net income and shareholders equity of Atlas Pacific Ltd. in previous years no longer exist, due to changes in the accounting conventions used in the Company's Australian accounts. While this is not a comprehensive summary of all differences between Australian Accounting Practice and US GAAP, other differences are not likely to have a significant effect on the consolidated net income or shareholders equity of the group.

DEVELOPMENT COST

Under Australian GAAP, development costs such as those relating to the establishment of a pearl farm, can be capitalised and amortised when commercial production is achieved. For US GAAP purposes, such research and development cost is written off when incurred. In 1997, the Company wrote off all development costs incurred to date as an abnormal item, and therefore the Company's accounting treatment of these costs is now consistent with US GAAP.

STOCK OPTION ISSUES

For US GAAP purposes, stock options issued related to services are valued for the purpose of assessing a compensation value for services rendered. Such compensation value has not been accounted for in the Company's Australian Financial Statements. For US GAAP purposes, the compensation value has been assessed as being the difference between the market value of the equivalent listed shares, and the stock option conversion price at the time of issue. Where conversion price exceeds market value, a nil value has been attributed to the compensation.

          EARNINGS PER SHARE                      YEARS ENDED 31 DECEMBER

                                              2000       1999       1998
                                              cents     cents       cents
Earnings/(Loss) per share under
- Aust GAAP                                    4.52      2.04       (1.82)
- US GAAP                                      4.52      2.04       (1.82)

Earnings/(Loss) per share under US GAAP
- 20 shares equivalent to 1 ADR               90.40     40.80      (36.37)

CAPITAL STOCK

Under US tax rules, the Company is classified as a Passive Foreign Investment Company and accordingly, US Shareholders are taxed on the Company's results of operations as if the Company was a partnership.

VALUATION OF INVENTORY

For US GAAP purposes inventory is valued at the lower cost or fair market value. Australian GAAP requires inventory to be valued at the lower of cost and net of realisable value. For the purpose of preparation of the primary financial statements, no difference exists between the different methods of valuing inventory.

ABNORMAL ITEMS

The 1999 abnormal item of A$438,714 relates to the cost of the convertible note issue.

As noted above, the 1997 abnormal item relates to the write off of all development costs incurred to date by the Company. The classification as abnormal is similar to unusual under US GAAP and separately disclosed due to the nature and materiality of the item.

EXTRAORDINARY ITEM

The 1999 extraordinary item of A$722,878 relates to the cost of closure of the Kupang site.

                              (Australian Dollars)

-------------------------------------------------------------------------------------------------------------------------------
                                                 2000                         1999                             1998
-------------------------------------------------------------------------------------------------------------------------------
SHARE CAPITAL                            Number of     A$            Number of        A$              Number of       A$
Issued and subscribed ordinary shares       Shares                      Shares                           Shares

-------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year             54,751,017   12,612,024       49,376,017     11,563,899       45,225,364     10,526,236
-------------------------------------------------------------------------------------------------------------------------------
..    Option conversion at 5c premium            -            -                -              -        3,150,653        787,663
-------------------------------------------------------------------------------------------------------------------------------
..    Share purchase at 5c premium               -            -                -              -        1,000,000        250,000
-------------------------------------------------------------------------------------------------------------------------------
..    Cost of underwriting conversion
     of options, funded from share
     premium account                            -            -                -              -                -              -
-------------------------------------------------------------------------------------------------------------------------------
..    Issue of 5,375,000 shares as part
     consideration for acquisition of
     25% share of Cendana                       -            -        5,375,000      1,048,125                -              -
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                 54,751,017   12,612,024       54,751,017     12,612,024       49,376,017     11,563,899
-------------------------------------------------------------------------------------------------------------------------------

Options

In the year ended 31 December 1993, 6,250,000 options exercisable at 25 cents on or before 30 June 1997, and 3,666,667 options, exercisable at 25 cents, on or before 30 June 1998 were granted for no consideration. In the year ended December 31, 1996 200,000 options exercisable at 40 cents on or before June 30, 1999 were granted for no consideration. In the year ended December 31, 1997 300,000 options, exercisable at 30 cents, on or before September 30, 1999 were granted for no consideration. In the year ended December 31, 1998 825,000 options exercisable at 40 cents between July 1, 2000 and June 30, 2001 were granted for no consideration. In the year ended December 31, 1999 8,062,000 options exercisable at 30 cents each between October 14, 1999 and October 14, 2002 were granted as part consideration for the acquisition of 25% share of Cendana held by minority interests. On April 12, 2000 675,000 options exercisable at 40 cents on or before June 30, 2001 were cancelled. In their place, 800,000 options exercisable at 30 cents between December 31, 2000 and December 31, 2002 were issued to senior staff and managers of the Company. Movements in options issues are set out in the financial statements for the years ended 31 December 1998, 1999 and 2000 and are included as part of this document.

CASH FLOW STATEMENT

The following summary reconciles the Cash Flow statements as prepared in the Primary Financial Statement, and that which would be reported in accordance with International Accounting Standard 7.

                                                    2000         1999          1998
                                                     A$           A$            A$

Cash Flow from/(to) operating activities:        1,135,174        946,918   (1,873,582)
as reported
Add - expenditure on pearling project            4,155,261      3,731,130    2,267,303
                                                ----------     ----------   ----------
Cash flow from/(to) operations in accordance
with US GAAP                                     5,290,435      4,678,048      393,721
                                                ----------     ----------   ----------
Cash flow from/(to) investing activities:         (699,568)      (900,701)  (1,817,979)
as reported
Less - expenditure on pearling project          (4,155,261)    (3,731,130)  (2,267,303)
                                                ----------     ----------   ----------
Cash flow from/(to) investing activities
in accordance  with US GAAP                     (4,854,829)    (4,631,831)  (4,085,282)
                                                ==========     ==========   ==========

The above adjustments are between categories only, and do not affect the overall cash flow as reported.

                                 Exhibit Index

Ex#                           Exhibit Description

4xvii Lease Agreement dated July 30, 2001 between the Company and Arrow Pearl Co Pty Ltd

4xviii    Employment Agreement between the Company and Dr. Joseph Taylor

4xix      Employment Agreement between the Company and Mr David Schonell

4xx       Letter of Extension for Pearlautore International Pty Ltd

8i        List of Subsidiaries