Form 20-F
period 2002-12-31
ATLAS PACIFIC LTD
filed 2003-07-25
CIK 1011974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-28186

ATLAS PACIFIC LIMITED

(Exact Name of Registrant as Specified in its Charter)

WESTERN AUSTRALIA, AUSTRALIA

(Jurisdiction of incorporation or organization)

6 ROUS HEAD ROAD, NORTH FREMANTLE, WESTERN AUSTRALIA 6159

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of Common Stock, as evidenced by American Depositary Shares* as evidenced by American Depository Receipts (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The Company had 87,810,256 Ordinary Shares of Common Stock outstanding as of December 31, 2002.

* Each American Depository Share represents 20 Ordinary Shares of Common Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes        ☒      No        ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒     Item 18  ☐

i

INTRODUCTION

        Currency of Presentation and Definitions

As used herein, except as the context otherwise requires, the term “Company” refers to Atlas Pacific Limited, an Australian corporation, and its subsidiaries. The term “ADRs” refers to the American Depositary Receipts of the Company, which evidence ownership of American Depositary Shares (“ADSs”) of the Company. Each ADR evidences ownership of a specified number of ADSs and each ADS evidences ownership of 20 ordinary shares of the Company’s common stock (the “Shares”).

The Company’s fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

The Company furnishes the Bank of New York, as depositary for its ADSs (the “Depositary”), with annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent public accountants. Such financial statements have been audited in accordance with Australian auditing standards. The Depositary makes such reports available for inspection by the record holders of ADRs. The Company also furnishes the Depositary with financial statements prepared in accordance with Australian Accounting Standards (“AAS”), which are required to be furnished to shareholders under Australian law. AAS differs from U.S. Generally Accepted Accounting Principles (“US GAAP”) in certain material respects. Accordingly, the Company’s audited consolidated financial statements include a reconciliation of certain line items to US GAAP See “Item 17. Financial Statements—Note 33 to Financial Statements.”

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to “US dollars” or “US$” are to the currency of the United States of America and references to “Australian Dollars” or “A$” or “AUD” are to the currency of Australia. Solely for convenience, this annual report on Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian dollars into US dollars has been made at the rate of A$1.00 = US$0.5625 the Noon Buying Rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002. For information regarding rates of exchange between Australian dollars and US dollars for 1998 to the present, see “Item 3. Selected Financial Consolidated Data—Exchange Rates.”

        Forward Looking Statements

This Annual Report contains “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,” “estimate,” “expect,” “project,” “believe,” “intend,” “envision,” and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that would affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth in various places in this report, including but not limited to Item 3.D “Risk Factors.”

These risks include, but are not limited to, the economic and socio-political climate in the areas in which the Company operates; storms, weather patterns, water pollution or other events which increase the projected mortality rate or decrease the projected quality of the Company’s oysters and pearls; changes in the worldwide supply and demand for South Sea pearls; increases in labor costs in Indonesia and general economic factors in markets where the Company plans to sell its pearls; and the exchange rate of Japanese Yen, which is the predominant currency for dealing in pearls, against the AUD and other currencies.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated financial information set forth below has been derived from the Company’s audited financial statements and the notes thereto contained elsewhere herein. Such financial statements have been prepared in accordance with AAS, should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and notes thereto. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Years Ended December 31,
Income Statement Data	2002(1) (US$)	2002 (A$)	2001 (A$)	2000 (A$)	1999 (A$)	1998 (A$)
Australian Accounting Principles:(2)
Revenue	6,379,565	11,341,448	11,335,984	7,250,178	5,887,233	1,026,825
Net income (loss) from continuing operations	1,968,197	3,499,017	4,150,770	2,472,159	1,471,307	(1,216,257)
Net income (loss) from operations	1,968,197	3,499,017	4,150,770	2,472,159	1,032,593	(860,699)
Net income (loss)	1,968,197	3,499,017	4,150,770	2,472,159	309,715	(860,699)
Net income (loss) per share-basic	0.0238	0.0423	0.0680	0.0452	0.0204	(0.0182)
Net income (loss) per share-diluted	0.0227	0.0403	0.0510	0.0327	0.0182	(0.0169)
Weighted average number of ordinary shares outstanding	82,724,884	82,724,884	61,013,243	54,751,017	50,524,647	47,329,657
Weighted average number of diluted shares outstanding	87,910,235	87,910,235	88,026,526	88,264,874	72,064,254	49,725,401
U.S. Generally Accepted Accounting Principles:
Revenue	6,379,565	11,341,448	11,335,984	7,250,178	5,887,233	1,026,825
Amortization of goodwill	141,715	251,941	—	—	—	—
Gain/(loss) on foreign exchange derivatives	(3,554)	(6,318)	205,610	—	—	—
Stock Options issued to employees	(20,475)	(36,400)	(47,250)	—	—	—
Capitalization of administration costs	273,950	487,022	(170,962)	(494,250)	(146,947)	(272,819)
Net income (loss)	2,359,835	4,195,262	4,138,168	1,977,909	162,768	(1,133,518)
Net income (loss) per share – basic (before cumulative effect of change in accounting policy)	0.0285	0.0507	0.0666	0.0361	0.0032	(0.0239)
Net income (loss) per share – basic (after cumulative effect of change in accounting policy)	0.0285	0.0507	0.0678	N/A	N/A	N/A
Net income (loss) per share – diluted (before cumulative effect of change in accounting policy)	0.0264	0.0470	0.0542	0.0287	0.0023	(0.0228)
Net income (loss) per share – diluted (after cumulative effect of change in accounting policy)	0.0264	0.0470	0.0551	N/A	N/A	N/A
Weighted average number of basic ordinary shares outstanding	82,724,884	82,724,884	61,013,243	54,751,017	50,524,647	47,329,657
Weighted average number of diluted shares outstanding	89,284,659	89,284,659	79,439,026	79,439,026	72,064,254	49,725,401

	Years Ended December 31,
Balance Sheet Data	2002(1) (US$)	2002 (A$)	2001 (A$)	2000 (A$)	1999 (A$)	1998 (A$)
Australian Accounting Principles(2)
Cash and cash equivalents	3,442,392	6,119,808	5,585,608	4,455,056	4,025,885	845,272
Total assets	13,339,958	23,715,481	21,164,130	17,144,601	14,540,229	10,494,036
Total current liabilities	1,563,924	2,780,309	2,985,647	1,416,206	1,283,993	2,298,841
Long-term debt and capital lease obligations	—	—	1,877	3,703,201	3,703,201	—
Shareholders’ equity (excluding minority interests) (AAP)(2)	11,776,034	20,935,172	18,176,606	12,025,194	9,553,035	8,195,195
U.S. Generally Accepted Accounting Principles:

Goodwill (Note 33.2 Financial Statement)	141,717	251,941	—	—	—	—
Financial instruments (Note 33.5 Financial Statements)	112,102	199,292	205,610	—	—	—
Inventory (Note 33.8 Financial Statements)	(334,663)	(594,956)	(1,081,978)	(911,016)	(419,766)	(272,819)
Total assets	13,259,115	23,571,758	20,287,762	16,233,585	14,120,463	10,221,217
Total current liabilities	1,563,924	2,780,309	2,985,647	1,416,206	1,283,993	2,298,841
Long-term debt and capital lease obligations	—	—	1,877	3,703,201	3,703,201	—
Shareholders’ equity (excluding minority interests)(US GAAP)(2)	11,695,191	20,791,449	17,300,238	11,114,178	9,133,269	7,922,376
Dividends paid per share	0.0225	0.0400	0.0200	—	—	—

(1)	U.S. dollar amounts have been translated at the Noon Buying Rate on December 31, 2002 of A$1.00 = US$0.5625. Such translations are provided for information purposes only.

(2)	The Company’s financial statements have been prepared in accordance with AAS. Certain line items have been reconciled to US GAAP to assist U.S. persons in evaluating such data. The complete reconciliation of such line items is set forth in “Item 17. Financial Statements – Note 33 to Financial Statements”.

        Exchange Rates

Solely for informational purposes, this annual report contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. See “Introduction.” These translations should not be construed as representations that the Australian dollar amounts represent the US dollar amounts indicated, or could be converted into or from US dollars at the rate indicated. The exchange rate on July 15, 2003 was A$1.00 = US$0.6518

The following table sets forth, for the months indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per A$1.00:

Month Ending	High	Low
December 31, 2002	0.5660	0.5589
January 31, 2003	0.5922	0.5629
February 28, 2003	0.6075	0.5843
March 31, 2003	0.6161	0.5905
April 30, 2003	0.6262	0.5970
May 31, 2003	0.6585	0.6298

The following table sets forth, for the years indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per A$1.00:

Year Ended December 31,	Average (1)
1998	0.6291
1999	0.6457
2000	0.5757
2001	0.5117
2002	0.5448

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

The Company’s business, financial condition and operating results could be adversely affected by any of the following factors. The risks and uncertainties described below are not the only ones that the Company faces. Additional risks and uncertainties not currently known to the Company’s management, or that the Company’s management currently thinks are immaterial, may also impair the Company’s business operations.

The Company’s operations are based in Indonesia, which has been subject to recent economic and socio-political unrest. Some parts of Indonesia have experienced social, ethnic and economic disruption. In November 1999, the Company abandoned one of its cultivation sites in part due to increasing unrest in the area. The province of Papua, where the Company’s water leases are located, is agitating for independence. The Company monitors the socio-political situation closely. In the event of civil unrest, there is an evacuation plan in place to protect the Company’s employees. Security personnel are employed to provide protection to employees and company assets to the best of their ability. It is difficult to predict what will occur. If the employees are forced to leave the project, the Company does not expect it will be able to salvage any of the oysters or pearls and this will have a material adverse effect on the Company’s business, operations and financial condition.

The cultivation process for South Sea pearls requires certain environmental conditions. Any change in weather or water conditions could have a material adverse effect on the Company’s pearl production. The cultivation process depends on certain environmental factors, including consistently warm sea water temperature, fully saline water conditions, adequate tidal flow to distribute the food supply and availability of phytoplankton food. There are only a few areas in the world that meet such requirements. The water areas encompassed by the Company’s water leases present ideal conditions for pearl cultivation. The conditions in these areas, however, are subject to change based on normal weather patterns. The

Company has no control over these weather patterns. In 2002, weather patterns caused by El Niño affected the Company’s ability to raise juvenile oyster. As a result the Company has had to obtain juvenile oyster from other sources. The Company anticipates that its rearing of oysters will continue to be affected by natural weather patterns. There can be no assurances that if these weather patterns continue the Company will have access to other sources of oysters for the pearl cultivation process or if available, will be available on favorable terms. The failure to maintain an adequate supply of juvenile oysters for nucleation could have a material adverse effect on the Company’s pearl cultivation process.

The Company’s oysters are sensitive to disease. The Company’s oysters are placed in panels and baskets in the sea. Although, the Company’s employees continuously clean the oysters, certain foreign organisms can enter the oyster and eat the oyster or cause diseases. The cultivation process for pearls takes approximately two years from the time the oyster is seeded; therefore, the loss of oysters due to disease could have a material adverse effect on the Company’s production process and generation of revenue.

The sale of pearls is dependent upon a strong economy. The sale of pearls is sensitive to fluctuations in the global economic cycle. The Company’s pearls compete with several other types of jewelry such as precious metals and precious gem stones for consumer disposable income. Unfavorable general economic conditions have an adverse effect on consumer spending for such items, and therefore on the Company’s sales.

The price for pearls is subject to fluctuation based on supply and quality. The price that the Company can obtain for its pearls is significantly dependent on the supply of pearls and their quality. Due to the small number of cultivators of South Sea pearls, it is difficult to predict how many pearls will be available for sale in any given year. In addition, although the Company closely monitors its pearl cultivation process, it is difficult to predict the quality of pearls that will be harvested in any given year. Significant increases in the supply of pearls or decreases in the quality of the Company’s pearls could have a material adverse effect on the Company’s revenues.

The Company is dependent on a small number of key expatriate managers. The Company’s cultivation process is very technical. The Company depends on a small number of key expatriate managers who supervise the cultivation process. Due in part to the remote location of the Company’s pearl farms, the Company has limited access to a skilled work force, and the replacement of these managers could be difficult. The loss of the services of any of these individuals could materially and adversely affect the Company’s pearl production, business and financial condition.

The Company is exposed to fluctuations in exchange rates. The majority of the revenues the Company derives from the sale of its pearls occurs in Japanese Yen. The Company’s revenues are reported, however, in Australian Dollars. Fluctuation in the exchange rate of Japanese Yen to the Australian Dollar could have a material adverse effect on the Company’s revenues.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Atlas Pacific Limited is incorporated as a public company in Australia and operates under the Corporations Act 2001. The company operates under an Australian Company Number 009 220 053 and an Australian Business Number 32 009 220 053. The Company is listed on the Australian Stock Exchange (“ASX”), which is governed by the ASX Listing Rules. The Company’s domicile is Australia and its registered office and principal place of business is 6 Rous Head Road, North Fremantle, Western Australia 6159 (tel +61 8 9336 7955, fax +61 8 9336 7966).

The Company was incorporated on February 28, 1987 as Atlas Pacific Gold N.L. for the purpose of acquiring all of the capital stock in Sharcon, a company that owned options to acquire mineral and precious metal mining tenements. In June 1987, the Company raised A$5 million through an Australian public offering and, shortly thereafter, listed its shares on the ASX. The Company used the proceeds from this offering to acquire the stock of Sharcon and to explore the existence of gold and other precious and semiprecious metals in mining tenements in Western Australia and New Zealand.

From 1987 through 1988, the Company explored various mining tenements and sought proposals to mine those locations that the Company believed to contain ore deposits. The Company never commenced mining due to the closure of a nearby ore treatment facility, which the Company planned to use to process the ore. Between 1988 and 1993, the Company sold most of its mining interests and investigated other potential business opportunities. The Company did not generate revenue from its mining operations and has disposed of all its mining interests. It no longer pursues mineral exploration activities.

In 1993, the Company invested in the Indonesian pearling project (the “Pearling Project”) with a number of other joint venturers. The Pearling Project operates an oyster hatchery and farm for the purpose of cultivating South Sea pearls. See “Business Overview – Pearling.” On January 20, 1994, the Company changed its status from a No Liability (NL) company to a company limited by shares and changed its name to Atlas Pacific Limited.

PT Cendana Indopearls (“Cendana”), an Indonesian-approved foreign investment company, owns and operates the Pearling Project. The Company acquired a 75% interest in the Pearling Project by purchasing all of the capital stock of Tansim Pty Ltd., an Australian corporation (“Tansim”), in June 1993. Simultaneously, Tansim purchased additional capital stock from other Cendana shareholders so that it owned a 75% interest in Cendana. Tansim purchased the remaining 25% interest in Cendana from the other shareholders in exchange for 5,375,000 Shares and options to purchase an aggregate of 8,062,500 Shares of the Company in October 1999. Following Indonesian government approval of the transaction, the shares and options were issued on October 14, 1999. During 2002, 7,996,215 of these options were exercised at a price of A$0.30 each, and on October 14, 2002, the remaining 66,285 options were cancelled.

In March 1999, the Company raised approximately A$3,703,201 through the issuance of convertible notes at A$0.15 per note. The Company issued a total of 24,688,009 convertible notes. The purpose of the issuance was to provide ongoing working capital, fund new pearling assets and relocate the Company’s Indonesian pearling operations from Kupang to Waigeo Island. The majority of these notes (23,806,942) were converted into Shares during the year 2001 and an additional 731,080 notes were converted into Shares during 2002. In March 2002, the remaining 149,987 of notes were redeemed by the Company for their face value.

The Company’s principal focus remains on pearl production in Indonesia. At December 31, 2002, 57% (A$13.5 million) of the Company’s total assets were employed in Indonesia, principally in oyster stocks, plant and equipment.

During the last and current financial years, the Company did not received an indication of any public takeover offers by third parties in respect of the Company’s Shares or by the Company in respect of other companies’ shares.

B. Business Overview – Pearling

Introduction

A pearl is a lustrous concretion produced by certain bivalve mollusks including mussels and oysters. Natural pearls consist almost entirely of nacre, which is the substance forming the inner layers of the mollusk shells. Nacre, also referred to as mother-of-pearl, is composed primarily of aragonite crystals. The pearl is an abnormal growth resulting from the invasion of the body of the mollusk by a minute particle of foreign matter, or “nucleus,” such as a fine grain of sand. The particle acts as an irritant in the mollusk and becomes coated with layer upon layer of nacreous material. Approximately 30% of cultivated mollusks reject the nucleus and do not produce pearls. Both marine and freshwater mollusks produce pearls, and the most commonly used mollusk for the production of pearls is the oyster.

There are several types of pearls cultivated around the world. The four major categories of cultured pearls are (1) Akoya pearls produced in the seas around China and Japan, (2) freshwater pearls produced mainly in China, (3) South Sea pearls produced primarily in Australia, Indonesia, Philippines, and Myanmar, and (4) black South Sea pearls produced in Tahiti and several other Pacific Islands. Prices of pearls vary enormously. The retail value of a good quality 8 millimeter Akoya necklace with approximately 55 pearls could be A$2,000 (US$1,023), whereas the retail price of a good quality South Sea pearl necklace of approximately 25 pearls could be several hundred thousand dollars. The same size necklaces of inferior quality pearls could retail for as little as US$100 and US$1,000, respectively.

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

Pearl coloration varies widely, with the most valuable shade being gold. South Sea pearls may be silver, cream, yellow or gold. The Pinctada maxima oyster, which the Company uses, produces pearls colored from silver through to gold. There are two varieties of this oyster. The silver lip variety produces the valuable silver-white pearl and the gold lip variety produces cream, yellow and highly sought after gold colored pearls. Another species of oyster, Pinctada margerifera, produces pearls which are referred to as black pearls, ranging in color from purple through green and black/gray.

The final significant determinant of pearl value is skin quality and lustre. The less blemishes and “pit” marks the greater the value of the pearl. Lustre refers to the appearance of a pearl’s surface judged by its brilliance and ability to reflect light. The greater the lustre, the more valuable the pearl.

Pearl Cultivation

Pearls have been cultured successfully since 1920 using a process developed in Japan in which the oysters are “nucleated” or “seeded”. In this process, a nucleus is introduced into the oyster and the oyster then deposits layers of nacre around the bead. This process takes approximately two years for South Sea pearls. Today, cultured South Sea pearls are not easily distinguished from naturally occurring pearls.

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

Pearls have been successfully cultivated in Japan, China, Tahiti, the Cook Islands, Myanmar, Australia, the Philippines and Indonesia. Ideal conditions for the Pinctada maxima oyster, which produces the South Sea pearl, exist in certain select regions of the world’s equatorial and tropical waters located 20 degrees north and south of the equator between Myanmar in the west and Northern Australia and the Indonesian province of West Papua (formerly Irian Jaya) in the east. Indonesia lies in the middle of this region. These regions provide the following natural environmental factors necessary to cultivate pearls: the availability of phytoplankton food upon which the filter feeding oysters rely; adequate tidal flow to distribute the supply of food; warmer sea water temperatures without abrupt fluctuations of more than a few degrees and fully saline, as opposed to brackish, water conditions.

The South Seas Pearl Industry

Australia is the largest and most experienced producer of South Sea pearls. The pearling industry in Australia produces approximately A$200 million per annum, or approximately 60% in value, of the world’s supply of South Sea pearls. The bulk of Australian pearls are produced in Western Australia. Western Australia manages the industry on a quota system with a total permitted annual catch of 520,000 wild shell shared among sixteen pearl oyster licenses. The quota is not divided equally, and the two largest pearling operators control over 50% of the quota. Family groups or small partnerships tightly control the licenses. The authorities in Western Australia have issued a license to only one new participant since 1989.

Although the technology is available to introduce hatchery programs in Western Australia, high production costs, particularly labor costs, have limited the development of such programs. In addition, Western Australia recently extended its quota system to embrace hatchery-reared oysters in addition to wild shell. Because of the fixed quota system and restrictive hatchery policy, expansion opportunities for Australian pearl producers are limited. Profitability is also restricted. The only ways to increase profitability are through improvement in pearl quality or reduction in costs of production. Thus, the Australian pearling industry is virtually closed to new participants unless they are prepared to acquire an existing operation.

By comparison, the pearling industry in Indonesia is relatively unregulated. The Indonesian government has issued South Sea pearling licenses to approximately 97 companies. Through natural attrition of businesses the number of functioning pearl businesses in Indonesia has dropped to around 48, most of which are small concerns. Due to a lesser abundance of wild shell and lower labor costs, there is much heavier emphasis on breeding programs in Indonesia than in Australia.

Despite temporary setbacks, production in Indonesia has grown substantially in the last 10 years. The value of such production is less than that of Australia due to the lower quality and size of the pearls. The Company believes that within the next decade, Indonesia could overtake Australia as the world’s major producer of silver and gold South Sea pearls because the Indonesian pearling industry is significantly less regulated than in Australia and technological improvements in the Indonesian cultivation process are taking place.

The Company also believes that the pearling conditions in Indonesia offer some advantages to those in Australia. The waters are warmer for a longer period of time, which facilitates a longer growing season for the pearls. This can result in larger, more valuable pearls. There is also less variation in water temperature throughout the year, which may produce healthier pearl oysters.

The Indonesian government continues to encourage foreign investment by establishing a favorable investment vehicle. This investment structure, known as a “PMA” company, offers investors, among other things, tax concessions and remissions on duty of essential imports. Likewise, Indonesia does not levy sales tax on exported products, which includes the Company’s pearls.

There can be no assurances, however, that the Indonesian pearl production will continue to grow to the point where it will overtake Australia as the world’s largest producer of South Sea pearls or that the Indonesian government will maintain favorable investing vehicles for foreign investments.

The Pearling Project

General

In 1990, a group of joint venture parties commissioned an extensive marine review and survey to locate the best possible pearl farm site within a narrow belt of equatorial waters centered on the Indonesian Islands and Northern Australia. Based on the results of such study, they chose a location for the pearl farm at Lelindo Point, West Timor, Indonesia in 1991 and commenced construction in 1992. On October 16, 1992, Ardindo Nusa, on behalf of the Joint Venture, entered into a lease for five hectares (12.3 acres) of land at Lelindo Point. The Joint Venture constructed a hatchery, laboratory, administrative offices, workshop, store room and accommodations for expatriate managers on such land. The Venturers began commercial production of oysters at the hatchery in 1993.

On September 4, 1994, the Joint Venture entered into an additional lease for 0.3 hectares (0.74 acres) of land located on Kambing Island overlooking the nursery, (collectively, with the Lelindo Point land lease, “Kupang”). In addition, on September 8, 1995, Cendana received Presidential approval for its water leases. These waters were used as a nursery for young oysters. See “Item 4.D Information on the Company – Property, Plant and Equipment.”

During 1998, the Kupang area became a less desirable location for the Company’s operations and the Company began to develop facilities at Waigeo Island, in the province of Papua. By the end of January 1999, the Company had reduced its operations at the Kupang facility to hatchery and grow-out facilities only. The majority of the nucleated oysters were successfully transported to the Company’s new pearl farm at Waigeo Island. During November 1999, the Company decided to close down the Kupang facility and concentrate its resources on its pearl farming activities at the Company’s newer facility in Papua. Land-based industrial development near the Kupang facility, an increased number of ships traveling past the farm leases and pearl farm security issues all contributed to reducing the attractiveness of the Kupang site in West Timor. In addition, the influx of militia from East Timor following the deployment of UN Interfet forces in September seriously compromised the safety of the Kupang-based personnel. In December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years.

During 1997, Cendana entered into water leases for approximately 2,500 hectares at Alyui Bay, Waigeo Island, Papua (formerly known as Irian Jaya) in northern Indonesia. Cendana also entered into a land lease for five hectares near these water leases. The leases are for 25 years and expire in September 30, 2022. The Company developed the site as a pearl farm and hatchery and began relocating nucleated oysters to this site in 1997. See “Item 4.D Information on the Company – Property, Plant and Equipment.”

Alyui Bay has proven to be a successful pearl farming site. The Company commenced commercial pearl harvests at this site in 1999, with an excellent quality of pearls being produced. Significant infrastructure has been developed at Alyui Bay including three accommodation camps, a modern hatchery, engineering workshop, fuel storage, operating shed and boat building facilities. The farm accesses some of its labor force from a nearby village while in excess of 150 staff are accommodated at the farm camps in fully equipped facilities.

In July 2002, the Company secured a 70% interest in a hatchery and associated sea leases at Banyupoh on the Indonesian island of Bali. Equipment from the original Kupang hatchery was re-commissioned for use at this facility at minimal cost. A technological breakthrough in September 2002 saw production at Banyupoh fast-tracked when the Company successfully transferred live larvae from Alyui Bay to the newly upgraded facility. These larvae have successfully grown into healthy juvenile oysters in the waters adjacent to the Banyupoh hatchery.

Several successful spawnings using specially selected Alyui Bay broodstock have resulted in commercial batches of juvenile oysters being produced. Apart from the obvious benefit of providing a viable alternative source of pearl oysters to the main pearling center of Alyui Bay, this new venture, with its close proximity to Denpasar, its ready and available workforce, and its cheaper infrastructure costs, has great potential to reduce the Company’s cost of juvenile oyster production.

The Company monitors the socio-political situation in Indonesia closely. Unrest in Kupang was one of the reasons for the closure of the Kupang facility and the Company’s decision to transfer all resources to the Waigeo site. Indonesia continues to experience social, ethnic and economic disruption. The province of Papua where the Company’s pearling leases are located is agitating for independence. It is difficult to predict how these forces will influence the Pearling Project. The Company attempts to manage this issue by maintaining good relations with employees, nearby village communities, regional and provincial authorities and the community at large. The tragic events that occurred in Bali in October 2002 are a clear reminder of the volatile world in which we now live. The Company continues to work hard in the critical areas of government liaison, community relations and security. The Company is proud of the success it has had in improving the access of local communities to facilities such as medical care, education, transportation and better general living standards.

In the event civil unrest threatens the Company’s farms at Waigeo Island or North Bali, there is an evacuation plan in place to protect the expatriate and Indonesian national employees. If the expatriates are forced to leave, the Company does not expect that any of the Pearling Project could be salvaged.

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

The cultivation of pearls is a long and labor intensive process which starts with the spawning of adult oysters in the summer months. Approximately two dozen adult oysters are placed in tanks in the hatchery where they spawn to produce oyster larvae. The larvae remain in the hatchery tanks where they swim and feed on algae. After approximately three weeks, the larvae stop swimming and settle on netting material located in the tank. The larvae attach themselves to the nets and continue to grow and feed on increasing amounts of algae. After about one month the larvae are large enough to be seen with the naked eye and mature enough to be moved out of the hatchery. The netting on which they have been growing is placed in a protective mesh and moved to the nursery in the open waters off Alyui Bay. The waters are rich in nutrients so that the juvenile oysters, or “spat,” are able to grow quickly. The netting is suspended from “long lines” strung between floats in the water. The spat are left in these net structures for approximately three to four months. As the spat continue to grow on the netting, the nursery workers continually thin out the spat and place them on additional sheets of netting.

Eventually the spat reach a size at which they are large enough to be placed in “28 pocket panels.” These panels consist of a metal frame covered in netting that has been divided into 28 separate pockets. These panels are moved out of the nursery area to various locations of the open-water pearl farms where the spat continue to grow. By placing the spat in different locations, the Company is able to reduce the risk of losing an entire crop due to the presence of adverse conditions in any one area.

After approximately a year to fifteen months, the spat, now shell, are too large for the 28 pocket panels and are placed into larger “eight pocket panels.” The shell remain in the eight pocket panels until they are ready to be nucleated at 21-24 months of age.

When the shell are ready to be nucleated, they are brought to an operations room located nearby. Technicians then perform the exacting surgical procedure of placing a nucleus in the oyster. The first step involves opening the oyster so that a nucleus can be implanted. This is accomplished by a procedure referred to as “pegging the shell.” Workers wedge wooden pegs in the shells as they open and close during their normal feeding process. By opening the oysters in this manner instead of forcing them open, the strong muscle which holds the shell together is not torn, which is fatal to an oyster. After the oyster has been opened to a certain width, the oyster is ready for surgery.

The oyster is placed on an operating table where technicians carefully insert a nucleus composed of a bead made from the shell of a freshwater mussel into the oyster. In addition, they insert a small piece of nacreous tissue, known as saibo tissue, from a “donor oyster.” Nacreous producing tissue is naturally found only on the outer lip of the oyster. Therefore, this tissue must also be inserted at the same location as the nucleus in order to produce a pearl. Approximately one out of every 20 oysters is used as a donor from which the nacreous producing tissue is taken.

After the oysters have been nucleated, they are placed in baskets and returned to the ocean where they are hung from the long lines. From the time of nucleation, it takes approximately two years to develop a pearl of 10 to 12 millimeters in diameter. If the pearl is of good quality, at the same time the pearl is extracted, the oyster may be re-nucleated with another bead of the same size as the pearl which was extracted. This second harvest may produces a larger pearl of approximately 15 to 16 millimeters in diameter in another two years. Results from this re-operating process at Alyui Bay have proved disappointing and in the future the practice will be limited to oysters that produce exceptional pearls and are in very good health at the time of the harvest of the first pearl.

Throughout the entire process, workers continuously clean the shell, the panels, baskets and the long lines because naturally occurring marine growth will compete with the oysters for food. In addition, foreign organisms can enter the oysters and either eat the oysters or cause disease. Finally, under normal conditions, approximately 30% of the oysters will reject the nucleus and an additional 10% to 20% die. The oysters are x-rayed approximately eight months after being nucleated to determine which ones have rejected the nucleus. Any shell which reject the nucleus can be re-nucleated. Sometimes the oyster will reject the nucleus but the saibo tissue is retained and a pearl forms around this. A pearl formed in this manner is called a keshi pearl. This is a “seedless” pearl and it will usually have a slightly irregular shape.

As indicated above, the environment has enormous influence over the success of pearling. Successful pearling requires careful consideration of environmental issues and the Company strives to ensure that its activities have a minimal impact on the environment. The Company maintains a high standard in relation to environmental issues and adheres strictly to the guidelines established in the environmental report it submitted to the Indonesian Authorities in 2000 as part of its application to obtain a permanent operating license.

Towards the end of 2001, the Alyui Bay site came under the influence of El Niño, which has had a dramatic influence on the agricultural sector in Australia and parts of South East Asia. The production of juvenile oysters, the lifeblood of the Company’s pearling operation, was severely curtailed by this event. The Company took immediate action and was able to produce commercial quantities of juvenile pearl oysters through an arrangement with a third party hatchery.

By mid-2002, the El Niño effect was being felt by a number of pearl producers throughout Indonesia and, as 2002 progressed, it became clear that the unfavourable environmental conditions were not going to be short-lived. Very few juvenile oysters that were the progeny of the Alyui hatchery were successfully reared to maturity during 2002. The Company secured oysters for the 2003 operating season through the third-party hatchery arrangement, the purchase of mature oysters from other Indonesian pearl farms and the development of share-farming arrangements. Under the share-farm arrangements, other entities provided juvenile oysters for seeding and farming, and the proceeds from their sales will be divided between the Company and the oyster supplier.

Although the Company believes that El Niño conditions will diminish as 2003 progresses, the Company will continue to take steps to reduce the risks to future production as a result of insufficient juvenile oysters being available.

Pearl Sales and Revenue

The Company completed its first pearl harvest in 1995. Harvests of commercial size commenced in 1997. The majority of the Company’s pearls are sold at auctions held twice per year by Pearlautore International Pty Ltd in Sydney. Pearlautore International receives a commission of between 5% and 25% for cleaning, grading, valuing and selling the Company’s product. The Company has appointed Pearlautore International as the exclusive valuer and distributor of its South Sea pearls until December 31, 2003. These auctions are usually held in February and early September. Due to the timing of these events, pearls harvested from January through July can be presented for sale in the year of harvest, and the majority of pearls harvested after July are presented for sale at auction the following year. As the bulk of the Company’s pearls are harvested between November and January, some pearls harvested during 2001 were offered for sale in 2002.

Although the Company distributes all of its pearls through Pearlautore International, a variety of wholesale customers from many geographical locations purchase the Company’s pearls. Therefore, the Company does not rely on a single customer to purchase all of its pearls.

Pearls are classified into two categories. “Sellable” goods are made up of higher quality pearls in sizes of 9 mm in diameter or greater and are represented in quality by grades A, B and C1. “Commercial” goods, although still of value, are made up of lower quality pearls and are a combination of grade C2 and below and all pearls under 9 mm in diameter. The vast majority of pearls sold by the Company are “sellable” goods.

During 2000, the Company commenced sales of oyster meat and mother of pearl oyster shell. The Company has experienced difficulty establishing strong markets for these products. The Company does not anticipate significant revenue from these sales in 2003.

Competition and Markets

Competition in the South Sea pearling industry is becoming more intense. The Company competes with other South Sea pearl farmers in Australia, Indonesia, the Philippines and other Southeastern Asian regions. Many of these pearlers have significantly greater financial resources and experience, and are better known than the Company. To a limited degree, the Company also competes with producers of less expensive types of pearls such as the Akoya and freshwater pearls produced in Japan and China, respectively. The Company also competes for consumer disposable jewelry dollars with producers of other types of gems such as diamonds, other precious stones and precious metals such as gold. Public demand for fine jewelry, including South Sea pearls, is also influenced by general economic conditions.

Based on world markets for pearls, the Company believes the demand for South Sea pearls is balanced with supply although there is a continued downward trend in the price of pearls. There can be no assurance, however, that the South Sea pearl industry will not experience an imbalance between supply and demand. The Company cannot predict future demand nor what effect increases in the supply of South Sea pearls will have on the market price for such pearls.

Up until the last decade, approximately 90% of Australia’s South Sea pearl production was sold in Japan. This amount has been reduced as the demand for such pearls has increased in the emerging markets of Hong Kong, South Korea, Singapore, Taiwan, Europe and North America. Sales of South Sea pearls are primarily made to the gem jewelry trade.

The Company offers its pearls in all the major world markets without placing too much reliance on any one geographic market. The Company’s principal markets are Japan, Hong Kong, Europe and North America.

Foreign Investment Regulations in Indonesia

In Indonesia, all proposed foreign investment and expansion projects require the prior approval of the BKPM, Indonesia’s equivalent of a foreign investment review board. A company may seek such approval by filing an investment plan with the BKPM, which contains information regarding the Company’s share capital, loan capital, technical assistance agreements, and proposed joint venture agreements. Under applicable laws and regulations, the BKPM generally requires a foreign promoter of such a project to include a local joint-venture partner.

In July 1993, approval was sought from the BKPM for participation by foreign investors in the Pearling Project. A Joint Venture Agreement and an application to form Cendana as an approved foreign investment company, or PMA company, was lodged with the BKPM. These agreements were filed in December 1993. Following their approval in 1994, Cendana filed its Articles of Association with the Indonesian Ministry of Justice, which were approved in December 1994.

The laws and regulations applicable to PMA companies have, at frequent intervals since 1986, progressively relaxed the restrictions that were imposed by the Indonesian Law on Foreign Capital Investment of 1967. These reform packages were intended to encourage foreign investment in Indonesia and to boost exports. In 1999, the BKPM granted permission for the Indonesian company, Cendana, to become a fully foreign-owned company.

Foreign Trade Regulations in Indonesia

In general, Indonesian government policy protects local interests. In 1990, however, the government implemented certain reforms aimed at facilitating the flow of imports and exports into and out of Indonesia. With respect to imports, the deregulation plan included the replacement of non-tariff barriers into Indonesia with tariffs.

There are no restrictions on the export of pearls from Indonesia and no export tax is payable. Indonesia, however, does impose a provincial “retribution tax,” which is applicable to the export of pearls. These payments amount to approximately 1.5% of the export value of pearls.

Indonesia has no exchange controls; therefore, foreigners are able to move funds freely in and out of the country through accounts denominated in local or foreign currency.

Government Regulation

Australia

The activities of the Company are subject to numerous laws and regulations, including those described herein.

The Australian Corporations and Securities Legislation (“ACSL”) is the main body of law governing companies incorporated in Australia, such as the Company. The Australian Securities and Investments Commission is an Australian government instrumentality that administratively enforces the ACSL. The ACSL covers matters such as directors’ duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders’ meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes to capital.

The Australian Stock Exchange imposes listing rules on all listed companies, such as the Company. The rules cover such issues as immediate notification to the market of relevant information, periodic financial reporting and the prior approval of shareholder reports by the Australian Stock Exchange.

The Company believes that it is in material compliance with the foregoing Australian laws and regulations and with the rules of the Australian Stock Exchange.

Indonesia

Indonesian laws require Cendana to obtain certain tax identification numbers and miscellaneous occupational licenses. Cendana has obtained all licenses from the BKPM, including its permanent operating license for the now-dormant Kupang site and a permanent operating license for the Waigeo site, which was granted during 2000. The BKPM also requires Cendana to have its accounts audited annually by an Indonesian public accountant. Cendana complies with this requirement. Indonesia maintains other laws relating to corporate governance that are similar to laws of other jurisdictions. The Company believes that Cendana is in material compliance with these laws and with other applicable Indonesian laws and regulations.

C. Organization Structure

Atlas Pacific Limited owns all of the capital stock of Tansim Pty Ltd, an Australian company, which in turn owns all of the capital stock of the Indonesian company, PT Cendana Indopearls. The functional relationship of the group’s structure is described in the table below.

ATLAS PACIFIC LTD – Australian Company

Functions	Assets	Risks
1. Marketing of pearls – cleaning, sorting and grading.	1. Marketing agreements and established marketing network.	1. Fluctuations in pearl market prices, fluctuations in exchange rates Yen/A$ and marketing requirements.

2. General business administration	2. Professional management and technical support with access to industry and business best practice.	2. Investment in S.E. Asia and aquaculture industry; market maker and investor/banker reaction/perception of the business.

3. Financial reporting and public relations	3. Listed on Australian and International stock exchanges, relationships with investment brokers and banks.

TANSIM PTY LTD (100% owned by Atlas Pacific Ltd) – Australian Company

Functions	Assets	Risks
1. Holds investment in PT Cendana Indopearls	1. Investment in PT Cendana Indopearls	1. Unable to recover value of investment

2. Provided original project finance.

PT CENDANA INDOPEARLS (100% owned by Tansim Pty Ltd ) – Indonesian Company

Functions	Assets	Risks
1. Breeding/hatchery	1. Operational personnel	1. Environmental and climatic variations – spat and oyster losses.

2. Oyster farming	2. Fixed assets	2. Remote location – limits access to skilled workforce and emergency services, makes logistics more difficult.

3. Seeding / nucleation	• Boats • Farm equipment • Hatchery buildings & equipment • Nucleation equipment • Accommodation/support infrastructure	3. Security and socio-political issues.
4. Pearl harvesting		4. Limited access to capital.
5. Administration of operations, security, logistics, community relations.

D.	Property, plant and equipment.

The Company leases executive office space in the suburb of North Fremantle, Western Australia, from Arrow Pearling Co Pty Ltd with whom it shares the premises. This lease commenced on September 1, 2001 and is for a period of three years. Pursuant to the terms of the lease, the rent is subject to increase based on changes in the Consumer Price Index. The Company currently pays A$36,144 annually for the North Fremantle office space and has an option to renew the lease for an additional three years at the expiration of the lease.

On October 6, 1992, the Joint Venture (which later became PT Cendana Indopearls) entered into a 20-year lease for five hectares (12.3 acres) of land at Lelindo Point and constructed a hatchery, laboratory, administrative offices, workshop, store room and accommodations for expatriate managers. On September 4, 1994, it entered into a 10-year lease for 0.3 hectares (0.74 acres) of land located on Kambing Island overlooking the nursery. Ardindo Nusa entered into these land leases on behalf of the Joint Venture. Pursuant to the Sale Agreement, the Joint Venture agreed to transfer all assets, including the land leases, to Cendana. Accordinlgy, Ardindo Nusa assigned all beneficial interest in the leases and any extensions thereof to the Company.

On March 10, 1993, Cendana entered into water leases, which leases were later amended. On September 4, 1995, Cendana received Presidential approval for its water leases. The various water leases are located within a four mile radius of the Kupang hatchery and total 7.25 square kilometers (2.8 square miles). The leases are for a term of 30 years. Cendana used these waters as a nursery for young oysters and as a pearl farm for the nucleated oysters prior to the closure of the Kupang facilities in November 1999.

During November 1999, the Company decided to close the facility at Kupang. See “Item 4. Information on the Company – The Pearling Project.” In December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years. The sub-lease commenced on February 2001. Cendana receives A$63,924 (US$34,800) per annum under the sub-lease. Pursuant to the terms of the sub-lease, Cendana will transfer all of its beneficial interest in the land and water leases, and the building relating to the Kupang facility, to the sub-lessee upon the payment of all of the sub-lease payments due for the five year sub-lease period.

The Indonesian government owns all of the land and water upon which the Kupang pearl farm was located and leases the property to Cendana for a fee of A$8,400 per annum. All of the government leases are conditioned upon Cendana meeting certain requirements, including the development and use of the leased property for pearling operations. The sub-lease arrangement fulfills the Indonesian government’s conditions. The Company remains primarily liable for the annual lease payments to be made to the government.

Cendana also has water leases that commenced on September 30, 1997 encompassing approximately 2,500 hectares (6,200 acres) on Waigeo Island, which is near a town called Sorong in the Papua (formerly Irian Jaya) region of Indonesia. The leases are for a term of 25 years and expire on September 30, 2022. This site is approximately 1,500 kilometers north of Kupang in a remote area with excellent waters for pearl farming. It was a condition to the Indonesia government’s agreement to enter into the leases that the Company construct and operate a hatchery at the site. The Company completed construction of its hatchery during 1998.

The hatchery had its initial production run in December 1998. The new facility has the potential to hold as many as 2.5 million baby oysters at any one time. The leased waters have the capacity to hold up to one million mature adult oysters. The Company moved its operations and all of its equipment to this site in November 1999 when it closed its facility in Kupang.

In addition to the hatchery, the Company has constructed an office, workshop, accommodation buildings and a fuel storage facility at the Waigeo site. The Company also has a fleet of approximately 25 work vessels of various sizes and two medium size wooden hull transportation ships. A significant part of the farm infrastructure is made up of longlines, floats and panels, which accommodate the oysters while they are being farmed. The Company has expended approximately A$3.8 million since 1997 to construct and purchase the capital improvements described above at the Alyui Bay farm. These expenditures were funded from the Company’s own cash reserves. Although the facilities continue to be developed, the main infrastructure at the Waigeo site is now complete.

In 1998, the Company leased approximately five hectares (12.3 acres) of land and 2,000 hectares (4,920 acres) of water at the Alyui Bay site. The Company pays 3,000,000 Indonesian Rupiah per annum (A$600) to the Kawe Tribe at Selpele village for the 25-year water and land lease, which both expire on July 1, 2023. The Company believes that it is in compliance with all of the terms of the lease.

In July 2002, the Company entered into a joint venture with PT Horiko Abadi (“Abadi”) whereby it secured an interest in a small hatchery and associated sea leases in Northern Bali at Banyupoh (the “Bali Hatchery Joint Venture”). The infrastructure at Banyupoh occupies approximately 2 hectares (4.9 acres), and is relatively simple but has been sufficient for several successful oyster spawnings. In addition to the hatchery, there is a simple grading shed, accommodations for four employees and an office. Abadi owns all of the land and buildings located at Banyupoh. In addition, Abadi owns the majority of the equipment on the farm. The Company transferred its equipment from the original Kupang hatchery, which was re-commissioned for use at this facility at minimal cost, to the farm and pays A$30,000 annually for the use of the land, buildings and water leases. The farm has a sea lease for approximately 38 hectares (93 acres) in area. Abadi pays 62,500,000 Indonesian Rupiah (A$12,500) per annum for the water lease in Banyupoh, and the leases expire in 2026. The Bali Hatchery Joint Venture uses the water leases to hold longline systems to accommodate the juvenile oysters once they leave the land-based hatchery.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS –

The Company’s consolidated financial statements are prepared in accordance with AAS. Certain line items of such financial statements have been reconciled to US GAAP to assist U.S. persons in evaluating such data. See “Item 17. Financial Statements – Note 33 to Financial Statements.” The following discussion references only the amounts computed in accordance with AAS.

        Overview

The following is an analysis of the Company’s results of operations, liquidity and capital resources. To the extent that such analysis contains statements that are not of a historical nature, such statements are forward-looking statements, which involve risks and uncertainties. See “Introduction – Forward Looking Statements.”

In order to produce pearls the Company must maintain an ongoing supply of oysters. The natural cycle of the oyster dictates that it is approximately four years from the spawning of the oyster until the production of a pearl. See “Item 4.B. Business Overview.” The Company capitalizes the costs associated with the rearing, husbandry and nucleating of an oyster over the pearl production cycle. These capitalized costs are disclosed in the financial statements as “Self Generating and Regenerating Assets.” Upon the harvesting of the oyster and the production of the pearl, an appropriate portion of this cost is transferred to the pearl inventory and ultimately to the cost of goods sold.

Total income derived by the Company from different sources during its most recent three fiscal years is set forth in the following table:

	2002	2001	2000
	A$	A$	A$
Interest received	364,886	199,181	202,970
Sales of oysters	0	0	212,050
Sales of pearls	10,581,317	10,856,678	6,501,117
Sales of oyster shell and meat	17,495	53,819	28,980
Revenue from joint venture partner	85,922	162,148	303,266
Foreign exchange gain	182,039	0	0
Miscellaneous	109,789	64,158	1,795

	11,341,448	11,335,984	7,250,178

In addition, the following table summarizes the results of the Company’s pearl, oyster, oyster meat and shell sales for its last three fiscal years:

Detail	2002	2001	2000	1999*	1998*
Revenue from sale of pearls
Sellable Grade Pearls:
Value (A$)	$9,851,511	$9,910,471	$6,322,474	$5,338,043	$334,842
Quantity (No.)	47,508	47,380	35,093	22,349	3,288
Weight (Momme)	29,324	31,356	22,969	15,519	1,892
Average price per momme (A$)	$336	$316	$275	$344	$177
Average weight per pearl (momme)	0.617	0.662	0.655	0.694	0.575
Commercial Grade Pearls:
Value (A$)	$583,727	$464,907	$174,207	—	—

Detail	2002	2001	2000	1999*	1998*
Quantity (No)	22,630	18,575	3,796	—	—
Weight (Momme)	12,791	9,660	2,180	—	—
Keshi (seedless) pearls:
Value (A$)	$146,079	$481,300	$4,436	—	—
Weight (Momme)	1,232	2,993	60	—	—
Revenue from sale of oyster shell & meat (A$)	$17,495	$53,819	$28,980	—	—
Revenue from sale of juvenile oysters (A$)	$—	$—	$212,814	—	—

A.	Operating Results

2002 Compared to 2001

The Company’s revenues for 2002 were A$11,341,448, which represented an increase of A$5,464 compared to 2001 revenue. This increase was due primarily to an increase in interest income and a foreign exchange gain. The increase in interest income of A$165,705 resulted from increased cash reserves held in deposit accounts and the foreign exchange gain of A$182,039 related to income generated from foreign exchange contracts and derivative products the Company employs to hedge its foreign currency exchange risk.

The Company’s revenue from the sale of pearls was A$10,581,317 in 2002 as compared to A$10,856,678 in 2001, a decrease of approximately 2.5%. Pearls are sold by weight, and revenue in 2002 declined due to the smaller product the Company harvested in the second part of 2002 compared to the earlier harvest in January. This decline was offset in part by the increase in the average price per pearl. The average price per momme has trended upwards over the last three years, which is an indication of the improvement in the quality of the Company’s pearls. The increase in price is not indicative of the overall pearl market, which has stayed relatively flat over this period.

The Company nucleated 200,000 oysters 2002 compared with 238,000 in 2001. This decline will adversely affect the number of pearls the Company can expect to harvest in the future. The number of oysters re-operated after harvest or as a result of rejecting the first nucleus was reduced in 2002 due to the poorer quality of pearls that were produced from this type of operation to date. The Company will focus its attention on increasing the number of virgin oysters used in future seeding program’s to target higher production of quality pearls. Thus, the Company will require more juvenile oysters in the future.

The costs of good sold declined in 2002 to A$2,493,667, from A$2,807,400 in 2001. This cost reduction was primarily due to the effect of a change in accounting principles that affected how the Company accounted for the administration expenses associated with its Indonesian operations. Prior to 2002, administration costs and royalty payments due to Arrow Pearling Company were capitalized and considered to form part of the manufacturing cost of the pearls. Commencing in 2002, the Company began expensing administration costs for the Indonesian operation and including these expenses in administration expenses. These expenses amounted to A$668,264 in 2002. This change in accounting treatment reduced the Company’s cost of goods sold in 2002 and increased its administration costs by the same amount in 2002. Also commencing in 2002, the Company began expensing the royalty payments due to Arrow Pearling as part of the cost of good sold in the year such royalty payments were made. In 2002, the royalty payments amount to A$238,661. Without giving effect to this change in accounting principles, the cost of good sold increased in 2002 by A$354,531, or 13%, from 2001. This increase was primarily due to an increase in the accumulated costs associated with the pearls that were harvested and sold during 2002. As the pearl farm has expanded over the last five years of operations, the costs of operations has increased at a faster rate than the increase in production of pearls.

Administration expenses for 2002 were A$2,013,500, which represented an increase of A$833,585 compared to 2001. This significant increase is the result of the change in the accounting treatment of these costs in Indonesia, as described above. Without giving effect to this change in accounting principles, administration expenses increased in 2002 by A$165,321, or 14%, from 2001. This increase was primarily due to increased labor cost in Australia and Indonesia, increased insurance costs and higher professional fees.

The borrowing costs of the Company declined from A$345,154 in 2001 to A$3,295 in 2002 as holders of the Company’s convertible notes converted them into equity. All of the Company’s notes had been converted or redeemed by March 2002.

The Company achieved a pre-tax operating profit of A$5,617,033 in 2002 compared to a pre-tax operating profit of A$5,702,355 in 2001. This decrease of A$85,322, or 1%, is primarily due to the slight decline in total revenue and the slight increase in expenses that occurred in 2002.

The income tax expense of the Company increased significantly over the past three years from nil in 2000 to A$1,551,585 in 2001, and to A$2,118,016 in 2002. This increase occurred as the Company’s pre-tax operating profit increased, and as the Company exhausted its accrued tax credits and prior loss carryforwards that reduced its 2000 and 2001 tax liability. In 2002, the Company also incurred a taxable foreign exchange gain in Indonesia as a result of revaluing the inter-company loan from Tansim Pty Ltd to PT Cendana Indopearls. The inter-company loan is denominated in Australian Dollars, and the unrealized gain or loss on this loan is assessable for tax purposes in Indonesia. As a result of the movement of these currencies, there is an effect on the taxable gain or loss for the Company. The Company will continue to pay income tax on exchange rate gains and claim deductions for tax purposes on foreign exchange rate losses in Indonesia in the future.

The Company produced a net income of approximately A$3,500,000 for 2002, compared to a net income of approximately A$4,150,000 for 2001, due to the increased tax liability described above.

2001 Compared to 2000

The Company’s revenues for 2001 were A$11,335,984, which represented an increase of A$4,085,806, or 56%, compared to 2000 revenue. The Company’s revenue from the sale of pearls was A$10,856,678 in 2001 as compared to A$6,501,117 in 2000, an increase of approximately 67%. The increase in revenue was due primarily to the pearl harvest being larger than in the previous year and of better quality than in the previous year. In 2001, the Company sold 65,955 pearls compared to 38,889 pearls sold in 2000, an increase of 53%.

The Company achieved a pre-tax operating profit of A$5,702,355 in 2001 compared to a pre-tax operating profit of A$2,472,159 in 2000. This increase of A$3,230,196, or 131%, is primarily due to the increase in revenue from the sale of an increased number of pearls harvested in 2001. The Company’s net profit for 2001 was A$4,150,770 as compared to a net profit of A$2,472,159 in 2000. No tax was paid in relation to the fiscal year 2000.

Future	Business Potential and Constraints

The Company is focused on growing its business and is making a significant effort to ensure that it has a continuous supply of oysters for its Alyui Bay facility. The Company is also investigating alternative areas for growing oysters and pearls. The development of the Bali hatchery joint venture and other potential joint venture initiatives that the Company is exploring represent positive steps towards achieving this goal. As the Company develops additional ventures it will have the opportunity to structure production to better suit the differing environmental and production conditions that prevail at a given site.

The Company believes that improved pearl production techniques will ensure that it continues to bring high quality product to the market. The absence of production quotas in Indonesia ensures that the quantity of oysters that the Company can nucleate is limited mainly by the Company’s ability to produce juvenile oysters rather than government regulation. This provides the Company with a competitive advantage not available to the Company’s Australian competitors. The quantity and quality of the Company’s pearl production is also determined by the techniques it employs in the nucleation and husbandry of its oysters. Climatic and environmental conditions will affect its future results; these factors can only be managed but not controlled by the Company.

The Company continues to monitor the movement of foreign exchange rates against the Australian Dollar, especially that of the Japanese Yen, which is the currency in which most of the Company’s revenue is denominated. The Company uses forward foreign exchange contracts and some derivative products, with terms of not more than two years, to hedge these risks. Derivative financial instruments are not held for speculative purposes. Although the Company makes efforts to limit its exposure to adverse movements in the Japanese Yen against the Australian Dollar, these exchange rates are subject to market influences over which the Company has no influence. The Company does not hedge the risks associated with foreign exchange movements between the Australian Dollar and the Indonesian Rupiah.

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity. Operating costs, including wages, employee amenities and fuel, have been subject to inflationary pressure, with increases in excess of 10% over the past 2 to 3 years. The Company’s operations will continue to be affected, into the foreseeable future, by Indonesia’s economic condition. The ability of the Company to sell its assets in Indonesia depends to a large extent on events beyond the Company’s control. If the Company was forced to abandon its pearl farms due to political unrest, the Company would likely not recover any of its investment in its Indonesian assets.

Resolution of the adverse economic conditions that exist in Indonesia depend to a large degree on fiscal and monetary measures that may be taken by the Indonesian government. Such actions are beyond the Company’s control, and the Company cannot predict whether the government will be successful in initiating and achieving economic recovery. The Company also cannot determine the future effects that the ongoing adverse economic conditions may have on the Company’s liquidity and earnings, as well as on its Indonesian customers (for pearl meat and Mother of Pearl shell) and suppliers.

B.	Liquidity and Capital Resources

The Company’s net cash provided from operations was approximately $A2,000,000 for 2002. This was a reduction of approximately A$1,100,000 from the net cash provided in 2001 of approximately $A3,100,000. This decrease was primarily due to the $A1,900,000 increase in income tax paid by the Company in 2002 compared to 2001, as described previously. The Company had cash and receivables of approximately $A 7,300,000 at December 31, 2002, which is similar to its position of approximately $A7,400,000 in cash and receivables at December 31, 2001. Working capital, as measured by current assets less current liabilities, was approximately $A10,100,000 at December 31, 2002, an improvement of approximately $A2,340,000 compared to working capital at the end of 2001. The improvement in working capital is due primarily to the increase in cash and inventory at the end of 2002.

The balance of the Company’s outstanding convertible notes were converted into ordinary stock or redeemed on March 23, 2002. As a result, the Company has no interest-bearing debt obligations.

The Company does not have any lines of credit or other readily available sources of funds with which to fund its activities except for revenue from its operations. Based on current production estimates and anticipated prices for its pearls, the Company believes that it has sufficient working capital for its present requirements.

During 2002, the Company raised approximately $A2,500,000 from the exercise of outstanding options to purchase its Shares. At December 31, 2002, the Company did not have any options to purchase Shares outstanding.

The Company paid two dividends during 2002 that totaled $A3,402,484, compared to one dividend for $A1,507,399 in 2001, which was the Company’s maiden dividend. The Company also paid a dividend of $A0.01 per Share in April 2003. The Company has not yet determined whether it will pay additional dividends during 2003. In deciding whether to declare a dividend, the Company compares the amount of its profits to its anticipated cash needs for ongoing working capital, taxes and anticipated capital expenditures, and evaluates these conclusions in view of global environmental, political and market uncertainties.

The Company does not have any present plans for any capital expenditure.

C.	Research and Development

As part of its ordinary operations, the Company continues to test and monitor shell growth rates, pearl growth rates, pearl quality, hatchery cleanliness and the suitability of the surrounding waters as to temperature, pollution and water currents. The Company’s in-house marine scientists also continually study and test innovative ways to improve shell husbandry, and consequently, the production of quality pearls.

The Company provides research opportunities for promising Indonesian and Australian students in conjunction with universities and fisheries departments.

Expenditures incurred on research and development in the Company’s last three fiscal years have been treated as ordinary operating expenses, and are expensed when incurred. Expenses that are identified as pearl production costs are capitalized. See “Overview” and “Item 17. Financial Statements.”

D.	Trend Information

The Company’s pearl farm and operations are now well established. In 2002, the Company experienced the negative impact of climatic and environmental factors, such as El Nino, that reduced the size of the pearls the Company produced in its 2002 harvest. In addition, these factors adversely affected the Company’s production of juvenile oysters required for future pearl production. Although the Company has implemented a number of initiatives to assure that it has an adequate supply of oysters for future pearl production, and although the influence of El Nino is expected to decline in 2003, the Company does not anticipate that the number of pearls it will harvest during the next two years will increase at the rate previously expected, and the growth rate will be marginal for the next few years. Assuming that the Company succeeds in increasing the number of oysters it seeds in the next few years, the Company expects that its production of pearls will also increase in the longer term.

The decline in recent years in the prices for South Sea pearls, arising partly from large quantities being offered for sale on world markets, has in part been offset by greater demand for the quality of pearls produced by the Company. The Company continues to target the production of pearls it believes will be most sought after by the market and believes that the continued increase in the quality and quantity of pearls that the Company expects to harvest in 2003 and beyond will offset the risk of lower market prices.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth the names of the members of the Company’s Board of Directors and its senior management. Generally, each member of the Board of Directors serves for a three-year term. Such term may be shortened, in certain instances, in accordance with the Company’s Constitution and the ACSL. The term of office of a certain number of Directors expires each year; consequently, the number of Directors who stand for re-election each year may vary. The Company’s executive officers are appointed by, and serve at the pleasure of, the Board.

WALTER FREDERICK JAMES, M.I.E. (Aust), F.A.I.C.D. (60 years old). Mr. James has served on the Board of Directors since March 23, 1999 and was appointed Chairman of the Board on January 1, 2003. He is a member of the Company’s audit committee. Mr. James has considerable experience in commerce as a director of public and private companies and is the Principal of the business consulting firm, W.F. James & Associates Pty Ltd, specializing in general management and corporate re-structuring. He is a director of several private companies.

GEORGE ROBERT WARWICK SNOW, B.Ec, F.A.I.C.D. (58 years old). Mr. Snow has served as a director since October 28, 1997 and is its Deputy Chairman. Mr. Snow is a graduate in Economics from the Australian National University and has had 28 years experience in finance, property development, real estate management and equity finance. Mr. Snow is the managing director of the Sydney-based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management. He is also the Chairman of Biron Capital Limited.

ALEXANDER MCBRIDE KERR, B.A., B.Sc. (Econ), M.A., Ph.D. (82 years old). Professor Kerr has served on the Board of Directors since August 31, 1993 and was its Chairman from May 30, 1997 to December 31, 2002. He also serves as the chairman of the audit committee. Professor Kerr has worked as a consultant on economic development in twenty different countries spanning Europe, the Americas, the Middle East, Asia, South East-Asia and the Pacific Islands for various governments and international agencies including ECAFE, OECD, Colombo Plan, UNDP, ESCAP, and ILO. He has been a visiting professor and visiting fellow at several universities in America, Thailand and Indonesia and has published many professional articles and several books on the development of specific regions including Western Australia and the Indian Ocean region. He has been Deputy Vice-Chancellor of Murdoch University, Deputy Chairman of Challenge Bank, Chairman of the Western Australian Consumer Affairs Council, a director of the Joondalup Development Corporation and a director of National Oil N.L. He is currently Chairman of Bio-management Systems Pty Ltd and a Commissioner of P.T. Cendana Indopearls through which the Pearling Project is conducted. He has worked extensively in Indonesia since 1970. Professor Kerr retired as a director of the Company at the Company’s Annual General Meeting in May 2003.

STEPHEN JOHN ARROW (42 years old). Mr. Arrow has served as a director since June 29, 1999. Mr. Arrow has 23 years experience in the pearling industry in Western Australia and the Northern Territory and is managing director and owner of Arrow Pearl Co Pty Ltd, Western Pearlers Pty Ltd, and a Director and co-owner of Dampier Pearling Co Pty Ltd.

ADMIRAL RADEN PANDJI POERNOMO (76 years old). Admiral Poernomo has been a member of the Board of Directors since November 30, 1995. Retired First Admiral R.P. Poernomo is the Company’s Jakarta-based director. A former Commander in Chief of the Indonesian Fleet, Admiral Poernomo is responsible for senior government liaison at both the central and provincial level. He is the Vice Chairman of the Indonesian Pearl Culture Association, and a member of the Board of The Indonesian Fisheries Federation. He is also the Vice Chairman of the International Relations Institute of the Jakarta Chamber of Commerce and Industry. Admiral Poernomo is the President and Director of the Indonesian PMA (Foreign Investment) company, P.T. Cendana Indopearls, through which the Pearling Project is conducted.

Admiral Poernomo retired as a Director of the Company at the Company’s Annual General Meeting in May 2003. Admiral Poernomo will remain on the Board of the Indonesian subsidiary company, PT Cendana Indopearls.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (36 years old). Dr. Taylor was appointed to the Company’s Board of Directors on September 13, 2000. He was appointed to the role of managing director effective September 1, 2001. Dr. Taylor is a marine biologist and aquaculturist whose Ph.D. research specialized in the husbandry of Pinctada-maxima pearl oysters. Since 1989, Dr. Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr. Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production.

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, ACIS (37 years old). Mr. Adams was appointed as the Chief Financial Officer and Company’s Secretary on February 1, 2001. He has more than nine years experience in corporate management in the industries of pearling, mining and engineering. He has been employed with the Company for over six years.

DAVID RICHARD SCHONELL, B.Sc (Acquatic Biology) (34 years old). Mr. Schonell was appointed to the position of Project Manager in September 2001. He commenced employment with the Company in 1995 and has held various managerial positions in the areas of hatchery, farm and administration. Mr. Schonell resigned from the Company in September 2002.

JAN SEIR JORGENSEN, Certificate in Aquaculture, NASDS Diver (36 years old). Mr. Jorgensen was appointed to the position of Project Manager in November 2002. He has been employed with the Company since May 1994 and has held various positions in Indonesian pearling operation in the areas of hatchery, farm and administration.

There are no arrangements or understandings with major shareholders, customers, suppliers or others by which any director or member of senior management was appointed to his position. There are no family relationships between any directors or executive officers and any other directors or executive officers.

B.	Compensation

The total remuneration paid to each of the Company’s directors for services in all capacities during 2002 is set forth below:

	RESPONSIBILITIES A$	DIRECTORS FEES A$	OTHER A$	SUPER- ANNUATION A$	TOTAL A$
A.M. Kerr	Chairman, Audit Committee, Executive Committee	$64,800	—	—	$64,800
G.R.W. Snow	Deputy Chairman, Executive Committee	$33,750	—	$2,869	$36,619
S.J. Arrow	Non-Executive Director	$30,000	—	$2,550	$32,550
W.F. James	Non-Executive Director, Audit Committee	$33,750	$9,360	$2,869	$45,979

	RESPONSIBILITIES A$	DIRECTORS FEES A$	OTHER A$	SUPER- ANNUATION A$	TOTAL A$
R.P. Poernomo	Non-Executive Director	$30,000	$24,095	—	$54,095
J.J.U. Taylor	Managing Director, Executive Committee	—	$162,000	$18,000	$180,000

There are no agreements between the Company and any director which provide for benefits upon termination or retirement.

During 2002, the Company made compulsory superannuation contributions (retirement benefit contributions) based on a percentage of salary for its Australian employees and executive officers. These plans are Australian mandated retirement plans.

Dr. Taylor exercised options to purchase 200,000 ordinary shares in the Company. The exercise price of the options was A$0.30 per Share.

C.	Board Practices

Name	Position with the Company	Term Expires
Alexander McBride Kerr	Chairman of the Board until December 31, 2002 and Director	2003	(1)
Raden Pandji Poernomo	Director	2003	(1)
George Robert Warwick Snow	Director	2003
Walter Frederick James	Chairman of the Board since January 1, 2003 and Director	2004
Joseph James Taylor	Managing Director	2004	(2)
Stephen John Arrow	Director	2005
Simon Charles Bunbury Adams	Chief Financial Officer and & Secretary	—	(3)
Jan Seir Jorgensen	Project Manager	—	(3)

(1)	Prof. Kerr and Admiral Poernomo retired as a director at the Company’s Annual General Meeting in May 2003. No additional directors were elected to fill the vacancy created by Prof. Kerr’s and Admiral Poernomo’s retirement.
(2)	The Constitution of the Company stipulates that the managing director does not have to retire by rotation. Mr. Taylor’s employment contract does not have a fixed term.
(3)	This is an executive position within the Company which is not subject to shareholder approval on a rotational basis.

There are no agreements between the Company and any director which provide for benefits upon termination or retirement.

In 2002, the Company established an audit committee, the members of which were Mr. James and Prof. Kerr. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the business activities. The committee strives to set procedures that will cause the financial information prepared for use by the Board in determining policies or for its inclusion in the financial report to be of the highest quality and reliability possible. The committee, from time to time, will invite the External Auditor, the Managing Director, the Financial Controller and the Company Accountant to provide information at its meetings. Upon retirement of Prof. Kerr as a director, the Board has determined the full board will act as the audit committee.

D.	Employees

Number of Employees	2002	2001	2000
Australia – management, administration and support	5	5	5
Indonesia –
Expatriates – management, technical support and security	8	12	9
Indonesian locals	245	232	144
Management and security	35	—	N/A
Technical – nucleation/hatchery	N/A	13	14
General oyster husbandry	116	71	61
Building and maintenance	N/A	11	13
Mechanical and engineering	10	12	8
Trade specialists	25	24	6
Hatchery personnel	5	8	N/A
Administration and logistics	54	46	14
Domestics	N/A	27	12
Transport and shipping	N/A	20	16

N/A	– Not Allocated

The number of trained Indonesian pearl technicians was increased during 2002 in preparation for the increased workload that will result from an expectation of nucleating more oysters in the future.

A greater emphasis has been placed on training and recruiting Indonesian nationals to fill technical and managerial roles. Indonesian nationals now hold senior positions in security, accounting and engineering.

E.	Share Ownership

The following table sets forth the number of ordinary shares of common stock and the percentage of total ordinary shares outstanding beneficially owned by each of the Company’s directors and officers as of June 17, 2003.

Name	No. of Shares Beneficially Owned	Percentage of Shares Outstanding
Alex McBride Kerr	1,206,630	1.37%
Raden Pandji Poernomo	1,265,000	1.44%
George Robert Warwick Snow	14,025,744	15.97%
Walter Frederick James	—	—
Joseph James Uel Taylor	65,000	0.07%

Name	No. of Shares Beneficially Owned	Percentage of Shares Outstanding
Stephen John Arrow	1,952,934	2.22%
Walter Frederick James	—	—

There are currently no outstanding options to purchase Shares of the Company. In addition, there are currently no arrangements involving the issuance of capital of the Company to employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to the Company to be the beneficial owner of 5% or more of the Shares of the Company.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class(1)
Ordinary Shares	Dampier Investment Group Pty Ltd.(2)	14,025,744	15.97%

(1)	Based on 87,810,254 Shares outstanding as of May 14, 2003.
(2)	The beneficial owner of the shares held by the Dampier Investment Group is Mr.George Snow.

In 2001, the Dampier Investment Group Pty Ltd. (“Dampier”) acquired 4,758,581 Ordinary Shares of pursuant the conversion of Convertible Notes. All Shares owned by Dampier have the same voting rights.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no agreements in place which could result in a change of control of the Company.

As of April 30, 2003, 2,416,750 Ordinary Shares or 2.8%, were held of record by 218 persons with U.S. addresses. In addition, 416 persons with U.S. addresses were record holders of 116,310 American Depository Shares as of April 22, 2003. Accordingly, the Company has a minimum of 634 U.S. record holders, who own at least 4,742,950 or 5.4%, of the Company’s Ordinary Shares.

B.	Related Party Transactions

Admiral R.P. Poernomo received A$37,095 and A$30,736 in each of 2002 and 2001, respectively, for providing office facilities and administration services for the Company’s Indonesian subsidiary in Jakarta, Indonesia.

The Company has an agreement with WF James & Associates Pty Ltd (“WF James & Associates”), a company associated with Mr. W.F. James, a director of the Company, pursuant to which WF James & Associates provides consulting services to the Company. The Company paid a total of A$9,360 and A$16,500 in each of 2002 and 2001, respectively, for the work provided by WF James & Associates.

In March 1999, the Company entered into a consulting agreement with Arrow Pearl Co Pty Ltd (“Arrow”), a company associated with Mr. Arrow, a director of the Company, under which staff of the Company are to be trained as pearl operation technicians at the Indonesian pearl farm. The Company paid Arrow A$232,061 and A$297,886 during 2002 and 2001, respectively, under the terms of the agreement. The agreement is for a term of five years and automatically renews for an additional five years unless terminated by either party.

In June 2001, the Company entered into an agreement with Arrow pursuant to which is sub-leases office space. The Company now shares space with Arrow Pearl Company Pty Ltd and pays it A$36,144 annually for the use of the space, which is subject to increase based on changes in the Consumer Price Index. The Company paid A$8,750 in lease payments in 2001. In addition, the Company paid Arrow A$7,858 to reimburse the cost of shared office facilities. See “Item 4. Information on the Company – Property, Plant and Equipment.”

During the year, sales of individual pearls of small quantities were made to some staff and directors on normal commercial terms.

C.	Interest of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please see Item 17 for a list of the financial statements filed as part of this Annual Report.

        Legal Proceedings

The Company is not a party to any material legal proceedings, and was not a party to any material legal proceedings during 2002.

        Dividend Policy

The Company paid two dividends during 2002 that totaled $A3,402,484, compared to one dividend for $A1,507,399 in 2001, which was the Company’s maiden dividend. The Company also paid a dividend of $A0.01 per Share in April 2003. The Company has not yet determined whether it will pay additional dividends during 2003. In deciding whether to declare a dividend, the Company compares the amount of its profits to its anticipated cash needs for ongoing working capital, taxes and anticipated capital expenditures, and evaluates these conclusions in view of global environmental, political and market uncertainties.

B.	Significant Changes

There have been no significant subsequent events following the close of 2002 up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

Trading	Market for American Depository receipts (ADRs)

The Shares trade in the United States in the form of ADRs issued by the Bank of New York. Each ADR represents a specified number of ADSs, which each evidence ownership of 20 Shares of the Company. On May 31, 1995, the Company’s ADRs began trading on the over-the-counter bulletin board service of the National Association of Securities Dealers under the symbol APCFY. On September 12, 1996, the Company’s ADRs were listed and began trading on the SmallCap Market of the National Association of Securities Dealers, Inc. under the symbol APCFY. The quotations set forth below represent the high and low closing bid prices of the Company’s ADRs for the periods specified and, are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, do not necessarily represent actual transactions, and may reflect only fluctuations in exchange rates between the United States and Australia:

For the Year Ended:	High Closing Bid Price	Low Closing Bid Price
	(US$)	(US$)
1998	4.25	1.75
1999	5.00	1.66
2000	4.38	1.88
2001	4.09	2.00
2002	5.55	3.60

For the Period:	High Closing Bid Price	Low Closing Bid Price
	(US$)	(US$)
2001
January 1 – March 31	3.00	2.00
April 1 – June 30	2.93	2.00
July 1 – September 30	3.34	2.10
October 1 – December 31	4.09	2.52

2002
January 1 – March 31	5.13	3.60
April 1 – June 30	5.55	4.70
July 1 – September 30	5.06	4.33
October 1 – December 31	4.70	4.19

For the Months Ending:	High Closing Bid Price	Low Closing Bid Price
	(US$)	(US$)

December 31, 2002	4.60	4.25
January 31, 2003	4.91	4.60
February 28, 2003	4.79	4.30
March 31, 2003	4.61	3.50
April 30, 2003	4.05	3.25
May 31, 2003	4.29	3.90

The principal non-United States trading market for the Shares is the Australian Stock Exchange. The Company cannot practicably determine what percentage of its Shares traded on the Australian Stock Exchange are held by U.S. persons. The quotations set forth below represent the high and low closing sales prices of the Company’s Shares during the periods indicated:

For the Year Ended:	High Closing Bid Price	Low Closing Bid Price
	(A$)	(A$)

1998	0.33	0.16
1999	0.39	0.12
2000	0.36	0.18
2001	0.42	0.18
2002	0.52	0.35

For the period:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)

2001
January 1 – March 31	0.25	0.18
April 1 – June 30	0.28	0.21
July 1 –September 30	0.30	0.24
October 1 –December 31	0.42	0.26

2002
January 1 – March 31	0.52	0.35
April 1 – June 30	0.51	0.42
July 1 – September 30	0.49	0.41
October 1 – December 31	0.45	0.36

For the Months Ending:	High Closing Bid Price	Low Closing Bid Price
	(A$)	(A$)

December 31, 2002	0.40	0.39
January 31, 2003	0.39	0.37
February 28, 2003	0.39	0.29
March 31, 2003	0.37	0.31
April 30, 2003	0.32	0.27
May 31, 2003	0.30	0.30

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

A description of the Company’s Constitution is contained in Item 10B of its Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Registration No.000-28186), which was filed with the commission on July 18, 2002. Item 10B of the Company’s 2001 Annual Report is incorporated by reference herein.

C.	Material Contracts

The Banyupoh Bali Hatchery Joint Venture

In July 2002, the Company entered into an agreement with PT Horiko Abadi for a 70% interest in a pearl oyster hatchery and associated sea leases in Northern Bali, Indonesia. The Company re-commissioned equipment from its original Kupang hatchery at minimal costs to use at this facility. The Company contributes its share of 70% to the funding for the operation and receives 70% of the production of juvenile pearl oysters from the operation. The agreement is for an initial term of three years with an option to extend the arrangement for an additional year if mutually agreed. See “Item 4. Information on the Company-Property, Plant and Equipment.”

Lease agreement between the Company and Arrow Pearl Co Pty Ltd

On July 30, 2001, the Company entered into a lease agreement with Arrow Pearl Co Pty Ltd for office space at 6 Rous Head Road, North Fremantle, Western Australia. The lease arrangement commenced on September 1, 2001 and is for a period of three years. Mr. Stephen Arrow is a director of both the Company and Arrow Pearl Co Pty Ltd. Pursuant to the terms of the lease, the rent is subject to increase based on annual changes in the Consumer Price Index. The Company currently pays A$36,144 annually. See “Item 4. Information on the Company-Property, Plant and Equipment” and “Item 7. Major Shareholders and Related Party Transactions.”

Distribution agreement between the Company and Pearlautore International Pty Ltd

The Company has appointed Pearlautore International Pty Ltd as its exclusive valuer and distributor of South Sea Pearls. The agreement commenced January 1, 2000 for an initial term of two years, and was extended on May 3, 2001 until December 31, 2003. Pearlautore International Pty Ltd receives a commission of between 5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

Employment agreement between the Company and Dr. Joseph James Uel Taylor

The Company and Dr. Taylor entered into an employment agreement effective September 1, 2001, pursuant to which Dr. Taylor will serve as the Company’s Managing Director. The Agreement provides for the payment of approximately A$250,000 in salary. The agreement may be terminated by either party upon four months’ notice. Dr. Taylor was previously employed as the Company’s Project Manager. See “Item 6. Directors, Senior Management and Employees.”

Director’s Access, Insurance and Indemnity Deed between the Company and each Director

On May 29, 2003, the Company entered into a contract with each of its directors whereby the Company indemnifies each director against all liabilities to another person (other than the Company or a related body corporate) that may arise from his position as a director, except where the liability arises out of conduct which involves negligence, default, breach of duty or a lack of good faith. The agreement states that the Company will pay the full amount of any such liabilities, including advancing amounts the director to pay for the costs and expenses of defending any such action.

Memorandum of Understanding between the Company and PT Timor Otsuki Mutiara

On January 9, 2001, an agreement was reached between the Company and PT Timor Otsuki Mutiara for the lease of the Company’s facilities at Kupang. PT Timor Otsuki Mutiara pays the Company US$2900 per month for five years, at the end of which time the Company will assign the lease rights of the Kupang facility to PT Timor Otsuki Mutiara.

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

The Australian Foreign Acquisitions Act (the “Act”) sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company. The Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be against the national interest. The Act contains divestiture provisions to ensure it can be enforced, as well as stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

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

A person holds a “substantial interest” in a corporation if the holder alone or together with any associates (as defined in the Act) controls 15% or more of the voting power in the corporation or holds 15% or more of the issued shares in that corporation. Two or more persons hold an aggregate substantial interest in a corporation if they, together with any associates (as so defined), control 40% or more of the voting power, or own 40% or more of the issued shares, in such corporation.

The Act requires foreign persons or foreign-controlled entities to give 40 days’ notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

The Constitution of the Company does not contain any additional limitations on a nonresident’s right to hold or vote the Company’s securities.

E.	Taxation

The following discussion summarizes certain U.S. federal and Australian tax consequences of the ownership of Shares (or ADRs representing them) by a person (“U.S. Portfolio Stockholder”) that: (i) is a citizen or resident of the U.S., a U.S. corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Shares or ADRs; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding 5 years, beneficially owned 10% of the issued capital or voting stock in the Company; and (iv) has not used the Shares or ADRs in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

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

        Passive Foreign Investment Company Status

The following discussion of “passive foreign investment companies” (“PFICs”) is of particular interest for U.S. Portfolio Stockholders in 2002 whose holding period in their Shares or ADRs extends back to 1996.

A foreign corporation is classified as a passive foreign investment company (a “PFIC”) in any year in which at least 75 percent of its gross income is passive income, or in which a at least 50 percent of its assets produce passive income. Passive income includes interest income from cash holdings and profits from the sale of marketable securities, even if derived from an active business. During 1995 and 1996, substantially all of the Company’s gross income was passive income derived from the sale of its investment securities and from interest income. Therefore, the Company has determined that it was a PFIC during 1995 and 1996. However, the Company has not been a PFIC since 1996. While no absolute assurance can be given, the Company believes that it most likely will have a sufficiently high percentage of non-passive gross income (sales minus cost of sales) derived from the sale of pearls, and sufficiently high percentage of assets producing non-passive income, for 2003 and for the foreseeable period thereafter, to avoid PFIC status in 2003 and for the foreseeable period thereafter.

However, under a special “once a PFIC – always a PFIC” rule contained in the Internal Revenue Code, if a foreign corporation is a PFIC during any year in which a U.S. shareholder owned shares or ADRs in that foreign corporation, that U.S. shareholder forever continues to be subject to the special adverse PFIC tax regime with respect to those ADRs or Shares, even if the foreign corporation is no longer a PFIC, unless a special “purging election” has been made. Thus, a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 will be subject to the special PFIC rules on gain from the sale of those Shares or ADRs, even if they are sold in 2003 or thereafter, and even if the Company is not a PFIC during 2003 and thereafter, unless that U.S. Portfolio Stockholder has made the special “purging” election. By contrast, a U.S. Portfolio Stockholder whose holding period in its Shares or ADRs began after 1996 will not be subject to the PFIC rules, if, as anticipated by the Company, the Company is no longer a PFIC during 2003 and thereafter.

Under the PFIC rules applicable in 2003 and thereafter to a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 but does not make a “purging election,” that U.S. Portfolio Stockholder who sells the Shares or ADRs at a gain, whether in 2003 or thereafter, will be subject to a special additional tax. To compute this additional tax, (i) the gain is allocated ratably over the U.S. Portfolio Stockholder’s holding period for the ADRs or Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income, and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. Such a U.S. Portfolio Stockholder will also be subject to a special additional tax on certain excess distributions from the Company, will be denied a step-up in tax basis on Shares and ADRs on the death of a U.S. individual shareholder, and will be required to comply with burdensome annual reporting requirements.

A U.S. Portfolio Stockholder in 2003 who owned Shares or ADRs in 1996 could have avoided the “once a PFIC – always a PFIC” rule, and thus avoided the PFIC rules for post-1996 years, by making a “purging election.” To make the “purging election” the U.S. Portfolio Stockholder must generally have included the election on an amended tax return for 1996 within three years of the due date, as extended, for the U.S. Portfolio Stockholder’s 1996 tax return, that is, generally in 2000. Additional information concerning the “purging election” is found in Treasury Regulation 1.1297-3T.

Another election that in some cases can reduce the adverse impact of the PFIC rules is the “qualified electing fund election.” The qualified electing fund election would require the U.S. Portfolio Stockholder to provide an analysis of the Company’s earnings on a U.S. tax basis, and the Company will not provide this analysis. Therefore, the Company expects that the “qualified electing fund” election will not be available to its U.S. Portfolio Stockholders.

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

The mark-to-market election is available to open-end U.S. mutual funds, and to closed-end U.S. mutual funds that publish net asset valuations at least annually, whether or not the PFIC stock is viewed as regularly traded on Nasdaq or a qualifying foreign stock exchange. Therefore, open-end U.S. mutual funds, and closed-end U.S. funds that publish net asset valuations at least annually, are eligible to elect mark-to-market treatment for the Company’s Shares or ADRs that the fund has owned since 1996.

The mark-to-market election is available to U.S. shareholders that are neither open-end U.S. mutual funds nor closed-end U.S. mutual funds that publish net asset valuations at least annually, only if the PFIC stock is regularly traded either on Nasdaq, or on another U.S. or foreign stock exchange characterized as qualified by the U.S. Treasury Department. Regulation 1.1296(e)-1, issued in 2000, states that ADRs in a PFIC are viewed as “regularly traded” on NASDAQ, and therefore eligible for the mark-to-market election, if the ADRs are traded, in more than de minimus quantities, on Nasdaq at least 15 days during each calendar quarter. Regulation 1.1296(e)-1 does not define what constitutes a “de minimus” quantity of traded PFIC shares. Trades that have as one of their principal purposes qualifying ADRs for the mark-to-market election are ignored.

Similarly, Regulation 1.1296(e)-1 further provides that stock in a PFIC is viewed as “regularly traded” on a qualified foreign stock exchange if the stock is traded, in more than de minimus quantities, on that qualified foreign stock exchange at least 15 days during each calendar quarter. However, trades on that foreign stock exchange that have as one of their principal purposes qualifying the PFIC stock for the mark-to-market election are ignored.

The foreign stock exchange itself is viewed as qualified, thus permitting the mark-to-market election to be available for stock in PFICs that are regularly traded on that foreign stock exchange, only if that foreign stock exchange meets certain criteria. The foreign stock exchange must have trading volume, listing, financial disclosure, and other requirements. These requirements must be designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors. The laws of the foreign country in which the foreign stock exchange is located and the rules of the foreign stock exchange must ensure that these requirements are actually enforced. The rules of the foreign exchange must ensure the active trading of listed stocks. If an exchange in a foreign country has more than one tier or market level on which the stock may be separately listed or traded, such tier is treated as a separate stock exchange.

Suppose PFIC stock is traded on a qualified foreign stock exchange, so that the PFIC stock qualifies for the mark-to-market election. Suppose, however, that the PFIC’s ADRs are not regularly traded on NASDAQ, so the PFIC’s ADRs are not, when viewed separately, eligible for the mark-to-market election. Regulation 1.1296(e)-1 does not address whether the PFIC’s ADRs will qualify for the mark-to-market election by reason of the eligibility for the mark-to-mark election of the underlying PFIC stock. The Company believes that its Shares have traded, and will continue to trade, on the Australian Stock Exchange, in bona fide trades of more than de minimus quantities during more than 15 days of each quarter. The Company also believes that the Australian Stock Exchange constitutes a qualified foreign stock exchange for purposes of Regulation 1.1296(e)-1. However, these conclusions are subject to some uncertainties since Regulation 1.1296(e)-1 does not define “de minimus” trade or designate which foreign stock exchanges are viewed as “qualified.” Moreover, the Company notes that its ADRs have not traded on Nasdaq during more than 15 days of each quarter. Therefore, it is unclear whether a U.S. Portfolio Stockholder is eligible to elect mark-to-market treatment for the Company’s Shares or ADRs that the U.S. Portfolio Stockholder has owned since 1996.

In 2002, the U.S. Treasury Department issued Proposed Regulation 1.1296-1, concerning the mark-to-market election. Proposed Regulation 1.1296-1(j) states that Proposed Regulation 1.1296-1 is to be effective as of the date final regulations are published in the Federal Register. As of June 23, 2003, no final regulations had been published in the Federal Register.

Proposed Regulation 1.1296-1(h) provides generally that a U.S. stockholder of a PFIC that qualifies for the mark-to-market election must, unless it obtains an IRS ruling permitting a late election, make the mark-to-market election on a timely filed (including extensions) tax return for the first year of the election. For the first year of the mark-to-market election, Proposed Regulation 1.1296-1(i) requires the U.S. stockholder to recognize any excess of the ending-year value of the PFIC stock over its basis to the stockholder as gain on PFIC stock, which, as described above, triggers special ordinary income characterization and an interest surcharge to the U.S. stockholder. In such event, the U.S. stockholder’s tax basis is increased by the gain so included. Proposed Regulation 1.1296-1(f) provides that so long as the foreign corporation thereafter no longer meets the PFIC tests (under which a foreign corporation is generally classified as a PFIC when at least 75 percent of its gross income is passive income, or when at least 50 percent of its assets produce passive income) the PFIC rules and mark-to-market requirement will no longer apply. However, if the foreign corporation once again meets the PFIC tests, then the PFIC rules, including the mark-to-market election, will once again apply to the

U.S. stockholder. Thus, for example, under Proposed Regulation 1.1296-1(h)(2)(ii), appreciation economically attributable to intervening non-PFIC years could be triggered into income in the next PFIC year, and be subject to the PFIC special ordinary income characterization and an interest surcharge because of the mark-to-market election. This suspension of the PFIC rules and mark-to-market election following the first election year, so long as the foreign corporation avoids the PFIC tests, has been characterized by commentators as an important and unexpected aspect of Proposed Regulation 1.1296-1. See “A Closer Look at the New U.S. PFIC Regulations,” 27 Tax Notes International 1001 (2002).

Thus, for example, if the Proposed Regulations were hypothetically adopted as final in November 2003, then if a U.S. Portfolio Stockholder, whose holding period in its Atlas ADRs extends back to 1996, made a timely 2003 mark-to-market election for its Atlas ADRs on the U.S. Portfolio Stockholder’s 2003 tax return timely filed in 2004, and if the Internal Revenue Service accepted that Atlas ADRs could be the subject of such election, then the results to such U.S. Portfolio Stockholder would generally be as follows: If the U.S. Portfolio Stockholder’s tax basis in its Atlas ADRs were smaller than the ending 2003 market value of the Atlas ADRs, 2003 gain would be recognized, and be subject to 2003 special ordinary income characterization plus interest surcharge, but the basis of the Atlas ADRs, beginning in 2004, would be stepped-up to the year-end 2003 value. Beginning in 2004, so long as Atlas no longer met the PFIC tests, which is Atlas’ expectation, the U.S. Portfolio Stockholder’s shares would no longer be subject to the PFIC rules. However, if, contrary to Atlas’ expectation, if Atlas became a PFIC during 2004 or thereafter, the PFIC rules would once again apply to the Atlas ADRs.

The foregoing is a general summary of the implications of the PFIC rules. Special rules may apply to specific types of investors, such as dealers in securities. The PFIC rules have been amended frequently, and future amendments are quite possible. U.S. Portfolio Stockholders in 2003 whose holding period in its Shares or ADRs extends back to 1996 should consult their own tax advisers as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

        Taxation of Dividends

The Company paid dividends in 2002 has continued paying dividends in 2003. The Company’s dividends to its U.S. Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be “franked” for Australian tax purposes. A dividend is considered to be “franked” to the extent that such dividend is paid out of the Company’s income on which Australian corporate tax has been levied. Even if not “franked,” a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company’s non-Australian-source dividend income and the Company specifies a “foreign dividend account declaration percentage” for such purpose. The Company anticipates that when it pays dividends, such dividends would likely be either “franked,” or paid from the Company’s non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

If, however, dividends are paid by the Company that are not “franked,” nor paid from the Company’s non-Australian source dividend income as specified in the foreign dividend account declaration percentage, such dividend would then be subject to Australian dividend withholding tax. However, in accordance with the provisions of the Australia/United States Income Tax Treaty, Australian withholding tax on dividend income derived by a U.S. shareholder would be limited to 15% of the gross amount of the dividend. Subject to certain limitations, any Australian dividend withholding tax may be claimed as a credit against the federal income tax liability of the U.S. shareholder. The overall limitation on non-U.S. taxes eligible for U.S. credit is calculated separately with respect to specific classes, or “baskets” of income. For this purpose, dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Portfolio Stockholders, “financial services income.” The U.S. tax credits allowable with respect to each income basket cannot exceed the U.S. federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each U.S. Portfolio Stockholder’s income and the deductions allocable thereto.

Distributions on the Shares or ADRs will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a U.S. Portfolio Stockholder will be the U.S. dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into U.S. dollars. Gain or loss, if any, realized on a sale or other disposition of Australian dollars will be ordinary income or loss to the U.S. Portfolio Stockholder. Dividends paid by the Company will not be eligible for the “inter-corporate dividends received” deduction allowed to U.S. corporations.

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

The Company files annual and semi-annual reports and other information with the SEC. You may read and copy any report or document the Company files, including the exhibits, at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

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

The following table sets forth the types of instruments held by the Company that are subject to fluctuation in interest rates as of December 31, 2002 and the terms of such instruments:

	Fair Value at Dec. 31, 2002	Fair Value at Dec. 31, 2001	Terms
	A$	A$
Cash in hand and at bank	1,310,919	184,558	Current account with interest receivable at 4.49% (2001 – 1.75%) and cash on hand
Fixed Term Deposit	1,181,499	230,254	Interest receivable at 4.75% (2001 – 4.27%) maturing within one month
Bank Bond	1,027,390	—	Interest receivable at 5.23% maturing within nine months
Bills of Exchange	2,600,000	5,170,796	Interest receivable at 4.80% (2001 – 4.28%) maturing within one month

	6,119,808	5,585,608
Convertible Notes	—	(132,160)	Interest payable at 12.5%, notes convertible at option of holder any time up to March 23, 2002 into one Share for each note held.

	6,119,808	5,453,448

The carrying amount of trade accounts payable and trade accounts receivable approximate their fair values. See “Item 17. Financial Statements – Note 32 – Additional Financial Instruments Disclosure.”

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	2002	2001
	A$	A$
Amount receivable:
Indonesia Rupiah	44,834	9,304
Japanese Yen	824,629	1,628,843
US Dollars	191,037	98,642

	1,060,500	1,736,789

Amounts Payable:
Indonesian Rupiah	614,866	619,221
US Dollars	35,721	102,513

	650,587	721,743

        Commodity Price Risk

The Company is subject to the risk of price changes in the pearl market. The market price of South Sea Pearls is determined at auction held throughout the year. The prevailing market price is largely determined by the quality and the quantity of pearls available. This commodity price risk is not actively managed by the Company.

        Foreign Currency Exchange Rate Risk

The Company’s functional currency is Australian Dollars although a portion of the business is transacted in foreign currencies. The Company is exposed to foreign currency fluctuations as a result of operations in Indonesia and receipt of pearl sales proceeds predominantly in Japanese Yen.

The Company operates pearl farms in Indonesia. As a result a significant proportion of the Company’s ongoing operating expenses are incurred in Indonesian Rupiah. Accordingly, the Company is exposed to the risk of adverse changes occurring in the Indonesian Rupiah/Australian Dollar exchange rate. The Company’s investment in its Indonesian subsidiary is accounted for by the temporal method of foreign exchange conversion and gains and losses are taken in to the Company’s current year’s financial statements. There is no hedging against this investment.

Nearly all pearl sales are denominated in Japanese Yen. The Company has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 24 months. See “Item 17. Financial Statements – Note 32 to Financial Statements.”

The net foreign exchange gain/(loss) incurred, as a result of movements of both the Japanese Yen and the Indonesian Rupiah against the Australian Dollar, in 2000, 2001 and 2002 was (A$88,644), (A$8,488) and A$187,284, respectively.

The Company’s policy is to enter into forward foreign exchange contracts to hedge a portion of foreign currency sales (up to a maximum of 75%) expected within the following 12 months. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets out the gross value in Australian Dollars to be received under foreign currency contracts in Australian Dollars, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Company (as at December 31):

	Weighted average exchange rate		Gross Value A$
	2002	2001	2002	2001
Sell Japanese Yen
Settlement Period – Not later than one year	66.13	62.93	9,939,247	3,343,802
One to two years	64.62	—	1,500,000	—

These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrecognized gains and losses as of December 31, 2002 and 2001 on hedges of foreign currency sales anticipated to take place in the future set forth below:

	Gains A$		Losses A$
	2002	2001	2002	2001
Expected Sale Year
Not later than one year	172,174	205,610	(28,570)	—
One to two years	55,688	—	—	—

The future income of the Company may be adversely affected by adverse movements in the Japanese Yen/Australian Dollar exchange rate.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of the Company’s registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation the Company’s disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Act of 1934, as amended, within the 90 day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A control system, no matter how well designed and operated, cannot provide absolute assurance that the objective of the control issues and instances of fraud, if any, within a company have been detected.

(b)	There have been no significant changes (including corrective actions with regard to significant deficiencies or material weakness) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report.

(i) 2002 Fiscal Year

Independent Auditors’ Report to the Members	F-1

Profit and Loss Account for the year ended December 31, 2002	F-2

Balance Sheet for the year as at December 31, 2002	F-3

Statement of Cash Flows for the financial year ended December 31, 2002	F-4

Notes to and forming part of the Financial Statements for the year ended December 31, 2002	F-5

(ii) 2001 Fiscal Year

Declaration by Directors	F-36

Profit and Loss Account for the year ended December 31, 2001	F-37

Balance Sheet for the year as at December 31, 2001	F-38

Statement of Cash Flows for the financial year ended December 31, 2001	F-39

Notes to and forming part of the Financial Statements for the year ended December 31, 2001	F-40

ITEM 18.	FINANCIAL STATEMENTS

Not required.

ITEM 19.	EXHIBITS

1	i.	Constitution(6)

2	i.	Form of American Depositary Receipt (2(i)) (1)

	ii.	Form of Stock Certificate (2(ii)) (1)

	iii.	Deposit Agreement between the Company and the Bank of New York (As amended and filed with Form F-6) (2(iii)) (1)

4	i.	Employment Agreement dated March 21, 1995 between the Company and David Schonell (3(A)(v)) (1)

	ii.	Loan Agreement between the Company and Nusantaqua (3(B)(iii)) (1)

	iii.	Joint Funding Agreement between Nusantaqua, Tansim and Cendana (3(B)(iv))(1)

	iv.	Water lease dated March 11, 1993 between PT Perintis Ardindo Nusa and the Government of Nusa Tenggara Timur Province Fisheries Services, with English translation (3(B)(vi)) (1)

	v.	Expansion to Water Lease dated March 10, 1995 between PT Perintis Ardindo Nusa and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (3(B)(vii)) (1)

	vi.	Lease of 5 hectares of land dated October 6, 1992 between PT Perintis Ardindo Nusa and the Badan Pertanahan Nasional Sertipikat, with English translation (3(B)(viii)) (1)

	vii.	Lease of .3 hectares of land dated September 4, 1994 between Dr. T.P.G. Purchase and Mr. Paulus Bissilisin, with English translation (3(B)(ix)) (1)

	viii.	Water leases dated January 9, 1998 between PT Cendana Indopearls and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (2xx) (2)

	ix.	Land and water lease dated September 30, 1997 between the Company and the Kawe tribe at Selpele village with English translation (2xxiv) (3)

	x.	Consultancy Agreement between the Company and Arrow Pearl Co Pty Ltd for training and technical expertise, dated March 3, 1999 (2xxiv) (5)

	xi.	Land lease dated July 1, 1999 between the Company and Korinus Ayelouw with English translation (2xxv) (5)

	xii.	Form of Director’s Access, Insurance and Indemnity Deed between the Company and each director (2xxix) (5)

	xiii.	Letter of Appointment of Pearlautore International Pty Ltd as exclusive valuer and distributor of Atlas Pacific Limited South Sea Pearls (2xxiii)(6)

	xiv.	Memorandum of Understanding dated January 9, 2001 for the lease of the Kupang facilities between the Company and PT Timor Otsuki Mutiara (2xxiv)(6)

	xv.	Lease Agreement dated July 30, 2001 between the Company and Arrow Pearl Co Pty Ltd (4xxiii) (7)

	xvi.	Employment Agreement effective September 1, 2001 between the Company and Dr. Joseph Taylor (4xxiv) (7)

	xvii.	Employment Agreement between the Company and David Schonell (4xxxv)(7)

	xviii.	Letter of Extension dated May 03, 2001 for Distribution Agreement with Pearlautore International Pty Ltd (4xxvi)(7)

	xix.	Joint Production Agreement dated July 2002 between the Company and PT Horiko Abadi for the joint operation of an oyster hatchery and associated sea leases in Banyupoh, Northern Bali, with English translation (8)

	xx.	Employment Agreement dated November 18, 2002 between the Company and Mr. Jan Jorgensen (8)

8	i.	List of Subsidiaries(7)

12	i.	Section 906 Certification for Chief Executive Officer(8)

	ii.	Section 906 Certification for Chief Financial Officer(8)

(1)	Previously filed as an Exhibit of the number shown in parenthesis on the Registrant’s Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.

(2)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1996 and incorporated herein by reference.

(3)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997 and incorporated herein by reference.

(4)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1998 and incorporated herein by reference.

(5)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.

(6)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference

(7)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

(8)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS PACIFIC LIMITED

/s/ W F James
W.F. James, Chairman

Dated: July 15, 2003

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We have audited the accompanying consolidated statement of financial position of Atlas Pacific Limited (the “Company”) as of December 31, 2002, 2001 and 2000 and the related consolidated statements of financial performance, and statement of cash flows. These financial statements are the responsibility of the management of Atlas Pacific Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlas Pacific Limited as of December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Australia.

As described in Note 33, the US GAAP reconciliation for 2001 and 2000 has been restated to reflect the fair value of a foreign currency derivative instrument and compensation related to stock options issued to employees, and the reversal of certain administrative costs capitalised into inventory.

/s/ G.F. Brayshaw

Perth	BDO
Western Australia	Chartered Accountants
22 July 2003

Statements of financial performance

Atlas Pacific Limited and its Controlled Entities

For the years ended 31 December

(Australian Dollars)

		CONSOLIDATED
	Note	2002	2001	2000
		$	$	$
Revenue from sale of goods	2	10,598,812	10,910,497	6,742,911
Other revenues from ordinary activities	2	742,636	425,487	507,267

Total revenue	2	11,341,448	11,335,984	7,250,178

Expenses from ordinary activities
Cost of goods sold		(2,493,667)	(2,807,400)	(2,414,427)
Marketing expenses		(859,184)	(848,684)	(418,288)
Administration expenses		(2,013,500)	(1,179,915)	(1,139,601)
Borrowing costs	3	(3,295)	(345,154)	(462,901)
Other expenses from ordinary activities		(354,769)	(452,476)	(342,802)

Total expenses		(5,724,415)	(5,633,629)	(4,778,019)

Profit from ordinary activities before related income tax expense		5,617,033	5,702,355	2,472,159
Income tax expense relating to ordinary activities	4	(2,118,016)	(1,551,585)	—

Profit from ordinary activities after related income tax attributable to members of the parent entity	17	3,499,017	4,150,770	2,472,159

Basic earnings per share	5	0.0423	0.0680	0.0452

Diluted earnings per share	5	0.0403	0.0510	0.0327

The accompanying notes form part of these financial statements.

Statements of financial position

Atlas Pacific Limited and its Controlled Entities

As at 31 December

(Australian Dollars)

		CONSOLIDATED
	Note	2002	2001	2000
		$	$	$
Current assets
Cash assets	6	6,119,808	5,355,354	4,319,897
Receivables	7	1,182,741	2,094,927	579,054
Inventories	8	2,924,061	1,082,324	276,215
Self-generating and regenerating assets	9	2,671,601	2,217,376	1,804,712

Total current assets		12,898,211	10,749,981	6,979,878

Non-current assets

Receivables	7	—	—	—
Inventories	8	145,237	100,498	327,571
Self-generating and regenerating assets	9	8,203,530	7,489,891	6,479,292
Property, plant and equipment	11	2,194,935	2,302,436	2,608,284
Intangible assets	12	247,776	499,717	749,576
Deferred Tax Asset	4	25,792	21,607	—

Total non-current assets		10,817,270	10,414,149	10,164,723

Total assets		23,715,481	21,164,130	17,144,601

Current liabilities

Payables	13	935,500	1,153,705	1,161,347
Interest-bearing liabilities	14	—	136,596	125,554
Current tax liabilities	4	1,720,422	1,534,461	—
Provisions	15	124,387	160,885	129,305

Total current liabilities		2,780,309	2,985,647	1,416,206

Non-current liabilities

Interest-bearing liabilities	14	—	—	3,703,201
Deferred tax liabilities	4	—	1,877	—

Total non-current liabilities		—	1,877	3,703,201

Total liabilities		2,780,309	2,987,524	5,119,407

Net assets		20,935,172	18,176,606	12,025,194

Equity

Contributed equity	16	18,849,092	16,183,065	12,612,024
Retained profits	17	2,086,080	1,993,541	(586,830)

Total equity		20,935,172	18,176,606	12,025,194

The accompanying notes form part of these financial statements.

Statement of cash flows

Atlas Pacific Limited and its Controlled Entities

For the years ended 31 December

(Australian Dollars)

	CONSOLIDATED
	2002	2001	2000
	$	$	$
Cash flows from operating activities
Proceeds from pearl and oyster sales	11,289,725	9,651,867	6,848,046
Proceeds from other operating activities	30,037	64,158	—
Interest paid	(7,731)	(466,272)	(729,227)
Interest and bill discounts received	364,886	199,181	202,970
Payments to suppliers	(7,734,691)	(6,258,041)	(5,157,850)
Income tax paid	(1,938,119)	(32,442)	(28,765)

Net cash provided by/(used in) operating activities (Note 22.2)	2,004,107	3,158,451	1,135,174

Cash flows from investing activities
Advances to controlled entities	—	—	—
Payments for property, plant and equipment	(617,118)	(461,588)	(700,599)
Proceeds on disposal of fixed assets	15,828	—	1,031

Net cash provided by/(used in) investing activities	(601,290)	(461,588)	(699,568)

Cash flows from financing activities
Dividend Payment	(3,402,484)	(1,570,399)	—
Receipts from conversion of options	2,556,365	—	—
Repayment of convertible notes	(22,498)	—	—

Net cash provided by/(used in) financing activities	(868,617)	(1,570,399)	—

Net increase/(decrease) in cash held	534,200	1,126,464	435,606
Cash at the beginning of the financial year	5,585,608	4,455,056	4,025,885
Effects of exchange rate changes on the balances of cash held in foreign currencies	—	4,088	(6,435)

Cash and term deposits at the end of the financial year (Note 22.1)	6,119,808	5,585,608	4,455,056

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002, 2001 AND 2000

(Australian Dollars)

1.	Statement of significant accounting policies

1.1	Basis of preparation

This general purpose financial report has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements and the Corporations Act 2001.

The financial statements have been prepared under the historical cost convention and except where stated, they do not take into account changing money values or fair values of non-current assets. The accounting policies relating to the financial statements are consistent with those applied in the previous year unless otherwise stated.

1.2	Comparative amounts

Where necessary, the figures for the previous year have been reclassified to facilitate comparison.

1.3	Principles of consolidation

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

1.4	Inventories

(a)	Pearls–quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b)	Nuclei–quantities on hand at the year end are valued at cost.

1.5	Self-generating and regenerating assets (SGARAs)

The Consolidated Entity has applied AASB1037 Self-Generating and Regenerating Assets (SGARAs). The standard requires that all inventory which is a non-human living asset is to be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognised as revenue/(expense) in the statement of financial performance.

The value of the SGARAs is only recognised when it can be measured reliably.

Pearls, although not a living organism, are a product of an oyster which is classified as a SGARA and as such, they too are classified as a SGARA at the time that they are harvested. In the opinion of the Directors, the most reliable valuation methodology for the pearls that are defined as a product of a SGARA is the net market value for the pearls based on the price at which they are sold by PT Cendana Indopearls to Atlas Pacific Ltd. Once the pearls are sold by PT Cendana Indopearls, they cease to become a SGARA under the definition in the accounting standard.

Oysters are a living organism which meet the definition of a SGARA. There is no market for pearl oysters by which a reliable valuation comparison of this category of the SGARA can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production to date. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the SGARAs that are held by the economic entity as at 31 December 2002 are provided at Note 9.

1.6	Revenue recognition

(a)	Sales Revenue – comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b)	Interest Income – recognised as it accrues.

(c)	Asset Sales Revenue – comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

(d)	Inventory Revaluation – in accordance with accounting standard AASB1037 Self-Generating and Regenerating Assets, any increase in the net market value of these assets are recognised as revenue at the time of the revaluation.

1.7	Investments

Long term investments are stated at cost or valuation, less a provision for diminution in value, as assessed by the Directors annually to ensure that the carrying amount is not in excess of recoverable amount. The recoverable amount is assessed from the shares’ current market value or the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

1.8	Valuation of non-current assets

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

The depreciation rates used for each class of depreciable assets are:

	Depreciation rate
Class of fixed asset	2002	2001	2000
Leasehold land & buildings & improvements	5-10%	5-10%	5-10%
Vessels	10%	10%	10%
Plant & equipment	20-50%	20-50%	20-50%

1.10	Goodwill

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

(i)	monetary items are converted at the exchange rate applicable at the year end;

(ii)	other pearling project assets and liabilities are converted at the exchange rate applicable at the time of transaction, and

(iii)	gains and losses on transactions are taken to the current year’s profit and loss account.

(b)	Hedges

Gains or losses on hedges of specific commitments including those relating to the price of particular goods or services to be purchased or sold, are to be deferred and included in the measurement of the purchase or sale transaction.

1.12	Income tax

The liability method of tax-effect accounting has been adopted, whereby:

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

The economic entity’s share of the assets, liabilities, revenue and expenses of joint ventures are included in the appropriate items of the consolidated balance sheet and profit and loss account.

1.17	Employee entitlements

Provision is made for the Company’s liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

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

	Consolidated
	2002	2001	2000
	$	$	$
2. Revenue from ordinary activities
Revenue from operating activities
Sales revenue	10,598,812	10,910,497	6,742,911

Revenue from joint venture partners	85,922	162,148	303,266
Interest received – other parties	364,886	199,181	202,970
Total other revenues	227,904	—	1,031

	11,277,524	11,271,826	7,250,178

Revenue from outside operating activities
Insurance proceeds received	—	11,128	—
Property rental	63,924	53,030	—

	63,924	64,158	—

Total revenue	11,341,448	11,335,984	7,250,178

	Consolidated
	2002	2001	2000
	$	$	$
3. Profit from ordinary activities before income tax expense

The operating result before income tax has been determined after charging/(crediting) the following items:

Borrowing Costs
Interest paid – other corporations	3,295	345,154	462,901

Operating lease rental costs	57,137	75,459	38,699

Movements in provisions
Depreciation property, plant and equipment	17,566	10,617	14,594
Amortisation of goodwill on acquisition of minority interest	251,941	249,858	249,858
Provision for employee entitlements	42,374	3,847	9,675

Net expense/(benefit) resulting from movement in provisions	311,881	264,322	274,127

Net foreign exchange (gain)/loss	(187,284)	8,488	88,611

Loss/(profit) on disposal of fixed assets	(15,828)	—	(524)

4. Income tax

a) Income Tax Expense
Prima facie tax expense calculated at 30% on the profit from ordinary activities (2000 at 34%)	1,685,110	1,710,705	840,534
Tax effect of permanent differences:
Non deductible expenses	43,458	5,549	2,347
Non assessable income	—	—	(233,320)
Restatement of closing trading stock	—	38,268	—
Amortisation of goodwill	75,582	74,957	84,952
Foreign currency movements	293,404	—	—
Other deductible items	—	—	(614,173)
Foreign tax credits utilised	—	—	(233,435)
Inventory valuation adjustment	—	159,170	—
Prior year losses not previously recorded as future tax benefits recouped	(50,630)	(414,890)	(13,593)
(Future income tax benefit)/provision for deferred tax not previously brought to account	71,092	(22,174)	166,688

Income tax attributable to operating result	2,118,016	1,551,585	—

	Consolidated
	2002	2001	2000
	$	$	$
Income tax expense attributable to profit from ordinary activities is made up of movements in:
Current income tax provision	2,124,078	1,571,315	—
Deferred income tax provision	(1,877)	1,877	—
Future income tax benefit	(4,185)	(21,607)	—

	2,118,016	1,551,585	—

b) Current tax liability
Provision for current income tax
Balance at beginning of year	1,534,461	—	—
Income tax paid	(1,981,713)	(61,207)	—
Current year income tax provision	2,167,674	1,571,314	—
Taxes – Other	—	24,354	—

	1,720,422	1,534,461	—

c) Deferred tax liability
Provision for deferred income tax at the applicable rate of 30% (2000 at 34%)	—	1,877	—

d) Deferred Tax Asset
Future income tax benefit at the applicable rate of 30% (2000 at 34%)	25,792	21,607	—

Future income tax benefits not taken to account
The potential benefits of which will be realised only if the conditions occur for deductibility (set out in Note 1.12), are as follows:
– Revenue Tax losses (current year)	—	—	166,688
– Revenue Tax losses (prior years)	—	—	32,561
– Capital losses (prior years)	304,247	304,247	344,813

The prior year losses recouped by the economic entity include losses for a subsidiary which were not previously available to the economic entity and therefore not previously recognised.

For details of the franking account, refer to Note 18.

	Consolidated
	2002	2001	2000
	Cents	Cents	Cents
5. Earnings per share

Basic earnings per share (cents per share)	4.23	6.80	4.52

Diluted earnings per share (cents per share)	4.03	5.10	3.27

	$	$	$
Earnings reconciliation

Net profit used for basic earnings	3,499,017	4,150,770	2,472,159

After tax effect of dilutive securities	46,902	338,499	411,246

Diluted earnings	3,545,919	4,489,269	2,883,405

	2002	2001	2000
	No.	No.	No.
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	82,724,884	61,013,243	54,751,017
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,910,235	88,026,526	88,264,874

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December as potential ordinary shares.

	Consolidated
	2002	2001	2000
	$	$	$
6. Cash assets

Cash at bank	2,492,418	184,558	224,700

Bills of exchange	2,600,000	5,170,796	4,095,197

Bank bonds	1,027,390	—	—

	6,119,808	5,355,354	4,319,897

Bills of exchange mature within 30 days and pay interest at rate of 4.80% (2001 – 4.28%, 2000 – 6.26%).

Bank bonds carry a coupon rate of 5.75%. They are redeemable at any time for cash based on current market interest rates.

At 31 December 2001 the company had a fixed term deposit of $230,254 (2000 $135,159) which matured during the year. This deposit formed security for the Company’s forward cover hedging contracts and was recorded with sundry debtors and prepayments (note 7).

	Consolidated
	2002	2001	2000
	$	$	$
7. Receivables
CURRENT
Trade debtors	937,931	1,628,843	288,190
Sundry debtors & prepayments	244,810	466,084	290,864

	1,182,741	2,094,927	579,054

NON CURRENT
Amount receivable from controlled entities	—	—	—
Provision for loss on loans	—	—	—

	—	—	—

	Consolidated
	2002	2001	2000
	$	$	$
8. Inventories
CURRENT

Pearls	2,924,061	1,082,324	276,215

NON CURRENT
Nuclei	145,237	100,498	327,571

Total inventory	3,069,298	1,182,822	603,786

	Consolidated
	2002	2001	2000
	$	$	$
9. Self-generating and regenerating assets (SGARAs)
CURRENT

Oysters	2,671,601	2,217,376	1,804,712

NON CURRENT

Oysters	8,203,530	7,489,891	6,479,292

Total SGARAs	10,875,131	9,707,267	8,284,004

Included in the above mentioned oyster stock values are joint venture stocks as follows:

	Consolidated
	2002	2001	2000
	$	$	$
CURRENT

Joint Venture Oysters	20,159	107,024	135,255

NON CURRENT

Joint Venture Oysters	—	55,290	148,934

Total Joint Venture Oysters	20,159	162,314	284,189

The details of the SGARAs that are held by the economic entity as at year end are as follows:

Nature of SGARAs:- Oysters (Pinctada Maxima)

	2002	2001
	No.	No.

Held within the economic entities operations:

Juvenile oysters which are not nucleated	384,622	362,940

Nucleated oysters	285,853	261,393

Other oysters used for broodstock, saibo tissue and research	3,219	2,314

Economic entities share held within joint operations:

Nucleated oysters	1,715	37,318

In addition the company has a right to 70% of the juvenile oyster production from a joint hatchery operation in Bali which has a carrying value in non current oysters of $152,107 (2001 $nil). These oysters are not recognised in stock until they are greater than 6 months of age. Up until that age, they are at greater risk of mortality through natural causes which means that they cannot be relied upon as stock.

The hatchery, land and water leases are owned by an Indonesian company called PT Horiko Abadi which is unrelated to the Atlas Group other than through the commercial arrangement. PT Cendana Indopearls has paid a lease fee for the use of the facilities for three years and in addition, it contributes 70% of the operating costs for the facility.

	2002		2001		2000
Change increment in net market value during the financial year	$	nil	$	nil	N/A

The Consolidated Entity applied AASB1037 Self-Generating and Regenerating Assets (SGARAs) for the first time in the financial year ended 31 December 2001. The standard requires inventory which falls under the definition of this standard to be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognised as revenue/(expense) in the statement of financial performance.

The value of the SGARAs is only recognised when it can be measured reliably. The only effect of this standard on the accounts is to show this class of assets separately to other inventory items. It does not have an effect on the operation result of the company.

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

This treatment is not materially different from that applied in prior years.

Consolidated
	2002	2001	2000
	$	$	$
10. Investments
Controlled entities
– unlisted shares (see Note 29)	—	—	—
Provision for diminution in value	—	—	—

	—	—	—

	Consolidated
	2002	2001	2000
	$	$	$
11. Property, plant and equipment
(a) General
Plant and equipment
– at cost	74,107	65,600	58,106
– accumulated depreciation	(62,020)	(57,698)	(47,081)

	12,087	7,902	11,025

(b) Pearling project
Leasehold land and buildings
– at cost	907,266	814,770	764,201
– accumulated depreciation	(282,922)	(199,266)	(125,988)

	624,344	615,504	638,213

Plant and equipment, vessels, vehicles
– at cost	5,690,261	5,174,146	4,770,621
– accumulated depreciation	(4,131,757)	(3,495,116)	(2,811,575)

	1,558,504	1,679,030	1,959,046

Total pearling project	2,182,848	2,294,534	2,597,259

Total property, plant and equipment	2,194,935	2,302,436	2,608,284

Included in Pearling Project leasehold land and buildings is $93,665 (2001 – $17,547, 2000 – $24,790), being construction in progress at cost.

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:
(a) General

Carrying amount at beginning of the year	7,902	11,025	23,619

Additions	8,507	7,494	2,000

Depreciation	(4,322)	(10,617)	(14,594)

Carrying amount at end of the year	12,087	7,902	11,025

	Consolidated
	2002	2001	2000
	$	$	$
(b) Pearling project
Leasehold land and buildings
Carrying amount at beginning of the year	615,504	638,213	549,818
Additions	99,572	50,569	166,331
Depreciation	(90,732)	(73,278)	(77,936)

Carrying amount at end of the year	624,344	615,504	638,213

Plant and equipment, vessels, vehicles
Carrying amount at beginning of the year	1,679,030	1,959,046	2,247,232
Additions	516,115	403,525	534,093
Disposals	—	—	(2,384)
Depreciation	(636,641)	(683,541)	(819,895)

Carrying amount at end of the year	1,558,504	1,679,030	1,959,046

12. Intangible assets

Goodwill associated with acquisition of 25% investment in P.T. Cendana Indopearls – at cost	1,249,292	1,249,292	1,249,292
Accumulated amortisation	(1,001,516)	(749,575)	(499,716)

	247,776	499,717	749,576

13. Payables

CURRENT
Trade creditors	81,052	55,581	642,637
Other creditors	854,448	1,098,124	518,710

	935,500	1,153,705	1,161,347

	Consolidated
	2002	2001	2000
	$	$	$
14. Interest-bearing liabilities

CURRENT
Interest due on convertible notes	—	4,436	125,554
Convertible notes	—	132,160	—

	—	136,596	125,554

NON CURRENT
Convertible notes	—	—	3,703,201

On 22 March 1999, the Company issued 24,688,009 redeemable notes, each having a face value of 15 cents. The notes were convertible at the option of the holder, at any time up to 23 March 2002, into ordinary shares of the Company on the basis of one share for each note held.

15. Provisions

CURRENT
Employee entitlements	124,387	160,885	129,305

Number of employees	13	17	16

Employee entitlements relate to holiday pay accrual for all employees of Atlas Pacific Ltd and all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 244 (2001 – 179, 2000 – 168) Indonesian employees of PT Cendana Indopearls.

16. Contributed equity

Issued and paid-up capital 87,810,254 ordinary shares (2001: 78,557,959 ordinary shares, 2000: 54,751,017 ordinary shares)	18,849,092	16,183,065	12,612,024

Reconciliation of Contributed Equity
Balance at beginning of year	16,183,065	12,612,024	12,612,024
Shares issued
731,080 (2001 – 23,806,942, 2000 – nil) convertible notes with 15 cent face value converted	109,662	3,571,041	—
8,521,215 (2001 – nil, 2000 – nil) options exercised at 30 cents each	2,556,365	—	—

Balance at end of year	18,849,092	16,183,065	12,612,024

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation. Note 19 gives details of the shares that are reserved for issuance under option.

	Consolidated
	2002	2001	2000
	$	$	$
17. Retained profits
Reconciliation of Retained Earnings
Balance at beginning of year	1,993,541	(586,830)	(3,058,989)
Net profit attributable to members of the parent entity	3,499,017	4,150,770	2,472,159
Dividends Paid	(3,406,478)	(1,570,399)	—

Balance at end of year	2,086,080	1,993,541	(586,830)

18.	Dividends

	Cents per Share	Total Amount	Percentage Franked
		$
Dividends paid and not provided for in previous years by the Company are:
2002
Paid 26 April 2002	2.0	1,650,274	50%
Paid 25 October 2002	2.0	1,756,204	100%

		3,406,478

2001
Paid 5 November 2001	2.0	1,570,399	Nil

2000
Nil	—	—	—

	2002	2001	2000
	$	$	$
Dividend Franking Account
Franking credits available to shareholders of the Company for subsequent financial years	2,042,723	194,488	—

19. Options
	2002	2001	2000
	No.	No.	No.
(a) Exercisable between 14 October 1999 and 14 October 2002 at 30 cents each
Outstanding at beginning of year	8,062,500	8,062,500	8,062,500
Exercised during the year	(7,996,215)	—	—
Cancelled/forfeited during the year	(66,285)	—	—

Outstanding at year end	—	8,062,500	8,062,500

(b) Exercisable between 1 January 2001 and 31 December 2002 at 30 cents each.
Outstanding at beginning of year	525,000	800,000	—
Issued during the year	—	—	800,000
Exercised during the year	(525,000)	—	—
Cancelled/Forfeited during the year	—	(275,000)	—

Outstanding at year end	—	525,000	800,000

(c) Exercisable between 1 January 2001 and 1 January 2003 at 42 cents each
Outstanding at beginning of year	—	200,000	—
Issued during the year	—	—	200,000
Cancelled/Forfeited during the year	—	(200,000)	—

Outstanding at year end	—	—	200,000

(d) Exercisable between 1 January 2002 and 1 January 2004 at 34.5 cents each
Outstanding at beginning of year	—	—	—
Issued during the year	—	170,000	—
Cancelled/Forfeited during the year	—	(170,000)	—

Outstanding at year end	—	—	—

Total number of options outstanding at year-end.	—	8,587,500	9,062,500

20.	Commitments

The Company has entered into leases for office premises. Commitments for lease payments contracted for but not provided for are as follows:

	2002	2001	2000
	$	$	$
Not longer than one year	27,108	35,000	35,707
1-2 years	—	26,250	20,829

	27,108	61,250	56,536

The amounts do not take into account rental reviews that are provided for in the lease contract or the renewal of property leases.

At 31 December 2002 PT Cendana Indopearls had an agreement to purchase 71,300 oysters for a total consideration of ¥28,530,800 (A$423,998). These oysters were delivered to the Company’s farm in Alyui Bay in January 2003.

21.	Contingent liabilities

There are no contingent liabilities that the Directors are aware of at the date of this report.

22.	Notes to the statement of cash flows

22.1	Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	Consolidated
	2002	2001	2000
	$	$	$
Cash at bank (Note 6)	2,492,418	184,558	224,700
Bills of exchange (Note 6)	2,600,000	5,170,796	4,095,197
Bank bonds (Note 6)	1,027,390	—	—

Cash per balance sheet	6,119,808	5,355,354	4,319,897
Short term deposits (Note 7)	—	230,254	135,159

Cash and cash equivalents	6,119,808	5,585,608	4,455,056

22.2	Reconciliation of net cash from operating activities to Operating profit after income tax

Operating profit after income tax	3,499,017	4,150,770	2,472,159
Inventories	(3,054,338)	(2,002,298)	(2,300,625)
Increase/(decrease) in interest accrual	(4,436)	(121,118)	(266,326)
Non cash changes in debtors, prepayments and creditors	459,732	(1,422,297)	52,097
Provision for depreciation	724,619	699,606	912,425
Provision for employee entitlements	(36,499)	3,848	9,675
Amortisation of goodwill	251,941	249,858	249,858

(Profit)/loss on disposal of fixed assets	(15,828)	—	(524)
Increase/(decrease) in taxes payable	179,899	1,536,338	—
Foreign exchange differences	—	63,744	6,435

Net cash provided by/(used in) operating activities	2,004,107	3,158,451	1,135,174

22.3	Credit facilities

The Company has no overdraft or credit facilities at 31 December 2002.

23.	Directors’ remuneration

Amounts received or due and receivable by Directors of the Company	454,756	524,108	412,777

Number of Directors of Atlas Pacific Limited whose remuneration was:	2002	2001	2000
	No.	No.	No.
$10,000 to $19,999	1	3	4
$30,000 to $39,999	2	2	1
$40,000 to $49,999	1	1	1
$50,000 to $59,999	1	—	1
$60,000 to $69,999	1	—	—
$110,000 to $119,999	—	1	—
$180,000 to $189,999	1	—	—
$200,000 to $209,999	—	—	1
$210,000 to $219,999	—	1	—

24.	Related party transactions

DIRECTORS

The names of each person holding the position of director of Atlas Pacific Limited during the financial year are Messrs S.J. Arrow, W.F. James, A.M. Kerr, R.P. Poernomo, G.R.W. Snow and J.J.U. Taylor.

Details of Directors’ remuneration are set out in note 23.

DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Admiral R.P. Poernomo received a fee on normal commercial terms of the equivalent of $37,095 (2001 – $30,736) for providing office facilities and administration services for the Company’s Indonesian subsidiary in Jakarta, Indonesia.

During the year, WF James & Associates Pty Ltd, a company associated with Mr W.F. James, carried out consultancy work for the Company to the value of $9,360 (2001 – $16,500). These services were provided on commercial terms.

The Company has an agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. Rent of $35,000 (2001 part year $8,750) was paid during the year. In addition Arrow Pearling Co Pty Ltd received $7,858 to reimburse the cost of shared office facilities.

The Company also has a consultancy agreement with Arrow Pearling Co Pty Ltd under which staff of the economic entity are trained as pearl operation technicians at the Indonesian pearl farm. During the year, $232,061 (2001—$297,886) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

DIRECTORS’ HOLDINGS OF SHARES AND SHARE OPTIONS

The aggregate number of shares, share options and convertible notes held directly, indirectly or beneficially in the Company by Directors or their director-related entities at December 31 :

	2002	2001
	Number	Number
Ordinary shares	18,665,308	18,256,693
Options – expired 14 October 2002	—	3,352,335
Options – expired 31 December 2002	—	200,000

DIRECTORS’ TRANSACTIONS IN SHARES AND SHARE OPTIONS

During the year 3,552,335 of the options granted to Directors and their director-related entities were exercised. 3,173,147 shares held directly or indirectly by Directors were sold during the year.

TRANSACTIONS WITH NON-DIRECTOR RELATED PARTIES

The Company purchases pearls from its wholly owned controlled entity P.T. Cendana Indopearls. These transactions are in the normal course of business.

31 December 2001

Biron Capital Limited (formerly Biron Corporation Limited), a company in which Mr G.R.W. Snow is a substantial shareholder and Director, sub leased office space and provided administrative services to the Company on commercial terms during the last financial year. In the year ended 31 December 2001, an amount of $25,650 (9 months) was paid for these services (2000—$41,061).

Admiral R.P. Poernomo received a fee on normal commercial terms of the equivalent of $30,736 (2000—$21,001) for providing office facilities and administration services for the Indonesian subsidiary in Jakarta.

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

The Company entered into a Consultancy Agreement with Arrow Pearling Co Pty Ltd on 3 March 1999 under which staff of the economic entity are to be trained as pearl operation technicians at the Indonesian pearl farm. During the 2001 year, $297,886 (2000—$187,964) was payable to this company as consulting fees. This agreement was entered into prior to Mr. Arrow becoming a Director of the Company. It was entered into on commercial terms.

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

The aggregate number of shares, share options and convertible notes held directly, indirectly or beneficially in the Company by Directors or their director-related entities at 31st December is:

	2001	2000
	Number	Number
Ordinary shares	18,256,693	14,436,045
Convertible Notes	—	4,858,581
Options – 14 October 2002	3,352,335	3,352,335
Options – 31 December 2002	200,000	200,000
Options – 1 January 2003	—	200,000

40,000 shares held by Directors were sold between the year ended 31 December 2002 and the date of this report.

	Consolidated
	2002	2001	2000
	$	$	$
25. Remuneration of executives

Income received or due and receivable by Australian based executive officers (including executive directors) of the economic entity, from all entities in the economic entity and any related entities.	180,000	353,483	390,425

	No.	No.	No.
The number of executive officers whose income was within the following bands
$140,000 – $149,999	—	1	—
$180,000 – $189,999	1	—	1
$200,000 – $209,999	—	—	1
$210,000 – $219,999	—	1	—

31 December 2002 – It is the opinion of the Board that none of the company’s offices other than the Managing Director meet the definition of Executive Officer under Section 9 of the Corporations Act 2001.

	2002	2001	2000
	$	$	$
26. Remuneration of auditors

Amounts received or due and receivable by the auditors for:
Auditing or reviewing financial statements
Auditors of the Company	24,998	15,750	14,955
Other auditors	62,162	47,041	29,908

	87,160	62,791	44,863

Other Services
Auditors of the Company	—	7,764	42,708
Other auditors	70,459	55,269	67,310

	70,459	63,033	110,018

27.	Segment reporting

(a)	Business

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b)	Geographical

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2002
Revenue
External segment revenue	103,417	10,603,213	—	10,706,630
Inter-segment revenue	5,069,768	—	(5,069,768)	—

Total segment revenue	5,173,185	10,603,213	(5,069,768)	10,706,630
Other unallocated revenue				634,818

Total revenue				11,341,448

Result
Segment result	349,363	6,574,753	(291,034)	6,633,082
Unallocated corporate expenses				(1,016,049)

Profit from ordinary activities before income tax				5,617,033
Income tax expense				(2,118,016)

Net profit				3,499,017

Depreciation and amortisation	988,459	4,516		992,975
Other non-cash expenses	17,488	24,886		42,374

Assets
Segment assets	13,537,058	3,743,913	247,776	17,528,747
Unallocated corporate assets	200,426	5,986,308	—	6,186,734

Consolidated total assets	13,737,484	9,730,221	247,776	23,715,481

Liabilities
Segment liabilities	699,147	291,946		991,093
Unallocated corporate liabilities	407,776	1,381,440		1,789,216

Consolidated total liabilities	1,106,923	1,673,386		2,780,309

Acquisitions of non-current assets	615,687	—	—	615,687

Unallocated acquisitions of non - current assets	8,507

624,194

(b) Geographical (continued)

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2001
Revenue
External segment revenue	204,742	10,867,903	—	11,072,645
Inter-segment revenue	3,720,940	—	(3,720,940)	—

Total segment revenue	3,925,682	10,867,903	(3,720,940)	11,072,645
Other unallocated revenue				263,339

Total revenue				11,335,984

Result
Segment result	1,607,377	6,869,103	(1,779,783)	6,696,697
Unallocated corporate expenses				(994,342)
Profit from ordinary activities before income tax				5,702,355
Income tax expense				(1,551,585)

Net profit				4,150,770

Depreciation and amortisation	949,464	10,617	—	960,081
Other non-cash expenses	(13,206)	17,053	—	3,847

Assets
Segment assets	12,375,517	2,647,758	499,717	15,522,992
Unallocated corporate assets	30,777	5,610,361	—	5,641,138

Consolidated total assets	12,406,294	8,258,119	499,717	21,164,130

Liabilities
Segment liabilities	813,915	448,616	—	1,262,531
Unallocated corporate liabilities	—	1,724,993	—	1,724,993

Consolidated total liabilities	813,915	2,173,609	—	2,987,524

Acquisitions of non-current assets	454,094			454,094
Unallocated acquisitions of non-current assets				7,494

				461,588

2000
Revenue outside the economic entity	540,840	6,709,338	—	7,250,178
Intersegment revenue	5,978,769	1,568,498	(7,547,267)	—

Total revenue	6,519,609	8,277,836	(7,547,267)	7,250,178

Segment operating profit/(loss)	5,023,968	(2,301,951)	—	2,722,017
Unallocated expenses				(249,858)

Operating profit after income tax				2,472,159

Segment assets	11,584,387	5,560,214		17,144,601

28. Economic dependency

The majority of the company’s pearls are sold at auction through an arrangement with Pearlautore International Pty Ltd in Sydney. Pearls at the auctions are sold to a number of wholesale customers with a wide geographic spread.

All of the company’s pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

29. Controlled entities

	% owned				Book value of Company’s investment
	2002	2001	2000	Place of incorporation	2002	2001	2000
					$	$	$
Sharcon Pty Ltd	100%	100%	100%	Australia	—	—	—
Tansim Pty Ltd	100%	100%	100%	Australia	—	—	—
P.T. Cendana Indopearls	100%	100%	100%	Indonesia	—	—	—

					—	—	—

The ultimate parent entity, Atlas Pacific Limited, is incorporated in Australia.

30. Post balance date events

31 December 2002

Subsequent to the year end, an auction was held at which the outstanding stock of pearls at the year end, were offered for sale. As a result of sales from this auction, as well as sales prior to and after this auction, 32,978 pearls and 2.97 kg of keshi pearls were sold which realised sales revenue of $4.0 million.

In March 2003, a dividend of one (1.0) cent per share, fully franked, was declared by the Directors. This dividend is payable on 30 April 2003.

31 December 2001

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

31. Amounts payable/receivable in foreign currencies

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	CONSOLIDATED
	2002	2001	2000
	$	$	$
Amount receivable:
Indonesian Rupiah	44,834	9,304	17,503
Japanese Yen	824,629	1,628,843	198,951
US Dollars	191,037	98,642	184,972

	1,060,500	1,736,789	401,426

Amounts payable:
Indonesian Rupiah	(614,866)	(619,221)	(335,609)
US Dollars	(35,721)	(102,513)	(76,131)

	(650,587)	(721,734)	(411,740)

32. Additional financial instruments disclosure

(a)	Net fair value of financial assets and liabilities

The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

(b)	Interest rate risk

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Note		Floating interest rate	Fixed interest rate maturing in		Non interest bearing	Total
				1 year or less	1-3 years
		%	$	$		$	$
2002
Financial Assets
Cash	6	4.80	1,273,827	4,808,889	—	37,092	6,119,808
Receivables	7	0.00	—	—	—	1,182,741	1,182,741
			1,273,827	4,808,889	—	1,219,833	7,302,549

Financial Liabilities
Payables	13	0.00	—	—	—	(935,500)	(935,500)

			—	—	—	(935,500)	(935,500)

Net Financial Asset/(Liabilities)			1,273,827	4,808,889	—	284,333	6,367,049

2001
Financial Assets
Cash	6	4.41	175,379	5,170,796	—	9,179	5,355,354
Receivables	7	0.48	—	230,254	—	1,864,673	2,094,927

			175,379	5,401,050	—	1,873,852	7,450,281

Financial Liabilities
Payables	13	0.00	—	—	—	(1,153,705)	(1,153,705)
Convertible notes	14	12.50	—	(136,596)	—	—	(136,596)

			—	(136,596)	—	(1,153,705)	(1,290,301)

Net Financial Asset/(Liabilities)			175,379	5,264,454	—	720,147	6,159,980

2000
Financial Assets
Cash	6	6.40	211,518	4,095,197	—	13,182	4,319,897
Receivables	7	1.55	—	135,159	—	443,895	579,054

			211,518	4,230,356	—	457,077	4,898,951

Financial Liabilities
Payables	13	0.00	—	—	—	(1,286,901)	(1,286,901)
Convertible notes	14	12.50	—	—	(3,703,201)	—	(3,703,201)

			—	—	(3,703,201)	(1,286,901)	(4,990,102)

Net Financial Asset/(Liabilities)			211,518	4,230,356	(3,703,201)	(829,824)	(91,151)

		CONSOLIDATED
Reconciliation of net financial assets to net assets	Note	2002	2001	2000
		$	$	$
Net financial assets/(liabilities) as above		6,367,049	6,159,980	(91,151)
Non-financial assets & liabilities
- Inventories	8	3,069,298	1,182,822	603,786
- SGARA’s	9	10,875,131	9,707,267	8,284,004
- Property, plant & equipment	11	2,194,935	2,302,436	2,608,284
- Intangibles	12	247,776	499,717	749,576
- Tax liability/benefit (net)	4	(1,694,630)	(1,514,731)	—
- Provisions	15	(124,387)	(160,885)	(129,305)

Net assets per balance sheet		20,935,172	18,176,606	12,025,194

(c) Foreign Exchange Risk

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 16 months.

The consolidated entity’s policy is to enter into forward foreign exchange contracts to hedge a proportion of foreign currency sales expected in the future. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	2002	2001	2000	2002	2001	2001
	Weighted average rate			AUD	AUD	AUD
Sell Japanese Yen
Not later than one year	66.13	62.93	62.20	9,939,247	3,343,802	3,336,143
One to two years	64.62	—	—	1,500,000	—	—

These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealised gains and losses on the hedging contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs. The gross unrecognised gains and losses on hedges of anticipated foreign currency sales for the consolidated entity are as follows:

	2002		2001		2000
	Gains AUD	Losses AUD	Gains AUD	Losses AUD	Gains AUD	Losses AUD
Not later than one year	172,174	(28,570)	205,610	—	150,082	78,364
One to two years	55,688	—	—	—	—	—

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

33. Significant differences between Australian GAAP and US GAAP

The above referred to standards and requirements differ in certain respects from US GAAP. However, the differences which had a significant effect on the consolidated net income and shareholders equity of Atlas Pacific Ltd in previous years no longer exist, due to changes in the accounting conventions used in the Company’s Australian accounts. While this is not a comprehensive summary of all differences between Australian Accounting Practice (Australian GAAP) and US GAAP, other differences are not likely to have a significant effect on the consolidated net income or shareholders equity of the group.

The figures for 2001 have been restated to reflect the fair value of a foreign currency derivative instrument and compensation related to stock options issued to employees. In prior periods, these US GAAP differences were not reflected. These differences result in a $230,078 increase in net income, a $277,328 increase in equity and a $277,328 incresae in total assets.

The effect on the statement of performance and the statement of position from the adjustments that are required to reflect US GAAP for the above stated accounts are as follows:

	YEARS ENDED 31 DECEMBER
	2002	2001	2000
STATEMENT OF PERFORMANCE

Net income under Australian GAAP	3,499,017	4,150,770	2,472,159

33.2 Amortisation of Goodwill	251,941	—	—

33.4 Stock Option issue to employees	(36,400)	(47,250)	—

33.5 Change in Fair Value of Derivative Instruments	(6,316)	133,892	—

33.8 Capitalisation of Administration Expenses to Inventory	487,022	(170,962)	(494,250)

Net income before cumulative effect of change in Accounting Principal under US GAAP	4,195,262	4,066,450	1,977,909

Cumulative effect of change in Accounting Principal	—	71,718	—

Net income under US GAAP	4,195,262	4,138,168	1,977,909

	YEARS ENDED 31 DECEMBER
	2002	2001	2000
STATEMENT OF POSITION

Equity

Australian GAAP	20,935,172	18,176,606	12,025,194

33.2 Goodwill	251,941	—	—

33.5 Financial Instruments	199,292	205,610	—

33.8 Capitalisation of Administration Expenses to Inventory	(594,956)	(1,081,978)	(911,016)

US GAAP	20,791,449	17,300,238	11,114,178

Total Assets

Australian GAAP	23,715,481	21,164,130	17,144,601

33.2 Goodwill	251,941	—	—

33.5 Financial Instruments	199,292	205,610	—

33.8 Capitalisation of Administration Expenses to Inventory	(594,956)	(1,081,978)	(911,016)

US GAAP	23,571,758	20,287,762	16,233,585

33.1 DEVELOPMENT COST

Under Australian GAAP, development costs such as those relating to the establishment of a pearl farm, can be capitalised and amortised when commercial production is achieved. For US GAAP purposes, such research and development cost is written off when incurred. In 1997, the Company wrote off all development costs incurred to date as an abnormal item, and therefore the Company’s accounting treatment of these costs is now consistent with US GAAP.

33.2 GOODWILL

Under Australian GAAP, goodwill relating to the acquisition of a business is written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective from 1 January 2002, goodwill may not be amortised under US GAAP. Consequently, there is an adjustment required to the accounts and this is reflected as described in note 33 above.

33.3 VALUATION OF INVENTORY

For US GAAP purposes inventory is valued at the lower of cost or fair market value. Australian GAAP requires inventory to be valued at the lower of cost and net of realisable value. For the purpose of preparation of the primary financial statements, no difference exists between the different methods of valuing inventory.

Under Australian GAAP, special disclosures are required in relation to inventory which is classified as a Self-Generating or Regenerating Asset (SGARA). This disclosure is included in the annual report but has not effect on the accounting treatment of the inventory for the Company.

33.4 STOCK OPTION ISSUES

During 2000, the Company repriced its stock options from A$0.40 to A$0.30, the then quoted market price. Under US GAAP, these options are accounted for as variable options from that time forward and must be marked to market through income until they are exercised, forfeited, or expire.

Exercise price of options:            A$0.30

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000
Number of options on issue	— [1]	525,000 [2]	800,000
Share Price (December 31)	A$0.390	A$0.390	A$0.245
March 28, 2002	A$0.460
April 19, 2002	A$0.495
September 30, 2002	A$0.425
Change in value attributed to options	A$36,400	A$47,250	—

1.	525,000 options exercised during 2002-

175,000 – March 28, 2002

170,000 – April 19, 2002

180,000 – September 30, 2002

2.	275,000 options forfeited during 2001.

33.5 GAINS AND LOSSES ON FOREIGN EXCHANGE CONTRACTS

In accordance with FAS 133 US GAAP requires that the loss or gain on Forward Exchange Contracts (FEC’s) noted in Note 32 above must be recognised in the statement of performance of the Company. The adjustment to the statement of performance and statement of position has been recognised from January 1, 2001 and this difference is as follows:

	2002	2001	2000
	$	$	$
Fair Value of Forward Exchange Contracts	199,292	205,610	—
Gain/(Loss) from Forward Exchange Contracts	(6,318)	205,610	—

FAS 133 was required to be adopted from January 1, 2001 and therefore a cumulative effect of change in accounting principal was booked upon adoption.

33.6 EARNINGS PER SHARE

The calculation of diluted earnings per share under US GAAP differs from that under Australian GAAP. Under US GAAP common stock equivalents are not included in diluted earnings per shares unless they are considered dilutive. Also, under US GAAP the treasury stock method is used to calculate the dilutive effect of stock options.

	YEARS ENDED 31 DECEMBER
	2002	2001	2000
	(cents)	(cents)	(cents)

Basic Earnings per share under
Aust GAAP	4.23	6.80	4.52
US GAAP (before cumulative effect of change in Accounting Principal)	5.07	6.66	3.61
US GAAP (after effect of change in Accounting Principal)	5.07	6.78	3.61

Earnings per ADR under US GAAP – 20 shares equivalent to 1 ADR
before change in Acc. Princ.	101.43	133.30	72.20
after change in Acc. Princ.	101.43	135.60	72.20

Diluted Earnings per share under

Aust GAAP	4.03	5.10	3.27

US GAAP (before cumulative effect of change in Accounting Principal)	4.70	5.42	2.87

US GAAP (after effect of change in Accounting Principal)	4.70	5.51	2.87

Earnings per ADR under US GAAP – 20 shares equivalent to 1 ADR
before change in Acc. Princ.	94.03	108.47	57.40
after change in Acc. Princ.	94.03	110.20	57.40

Reconciliation of Diluted Earnings

Before cumulative effect of change in Accounting Principal

Net Profit – Basic EPS (USGAAP)	4,195,262	4,066,450	1,977,909

Add Back Interest on Convertible Notes	2,276	241,838	305,144

Net Profit – Diluted EPS (US GAAP)	4,197,538	4,308,288	2,283,053

Outstanding Shares – Basic EPS	82,724,884	61,013,243	54,751,017

Add dilutive options (US GAAP)	6,535,281	—	—

Add dilutive convertible notes (US GAAP)	24,494	18,425,783	24,688,009

Outstanding Shares – Diluted EPS (US GAAP)	89,284,659	79,439,026	79,439,026

After cumulative effect of change in Accounting Principal

	YEARS ENDED 31 DECEMBER
	2002	2001	2000
	(cents)	(cents)	(cents)
Net Profit – Basic EPS (USGAAP)	4,195,262	4,138,168	1,977,909

Add Back Interest on Convertible Notes	2,276	241,838	305,144

Net Profit – Diluted EPS (US GAAP)	4,197,538	4,380,006	2,283,423

Outstanding Shares – Basic EPS	82,724,884	61,013,243	54,751,017

Add dilutive options (US GAAP)	6,535,281	—	—

Add dilutive convertible notes (US GAAP)	24,494	18,425,783	24,688,009

Outstanding Shares – Diluted EPS (US GAAP)	89,284,659	79,439,026	79,439,026

33.7 SHARE OPTION PLANS

The Company has no formal process for the inclusion of share options in the remuneration of its employees or executives. Options have in the past been issued as part of the remuneration of employees and executives. At 31 December 2002 there are no outstanding share options issued by the Company.

In the year ended December 31, 1999 8,062,000 options exercisable at 30 cents each between October 14, 1999 and October 14, 2002 were granted as part consideration for the acquisition of the remaining 25% minority shareholding of the company’s subsidiary PT Cendana Indopearls. During the year ended 31 December 2002 7,996,215 of these options were converted and the balance of 66,285 expired and were forfeited.

During 2000, the Company repriced 675,000 stock options from A$0.40 to A$0.30, the then quoted market price. Under US GAAP, the options are accounted for as variable options from that point forward and must be marked to market through income until they are exercised, forfeited, or expire. All of these stock options were exercised in 2002.

In the year ended December 31, 2000 200,000 options exercisable at 42 cents between January 1, 2001 and January 1, 2003 were granted to the then Managing Director as part of his remuneration, these were forfeited/cancelled in the year ended 31 December 2001.

In the year ended December 31, 2001 170,000 options exercisable at 34.5 cents between January 1, 2002 and December 31, 2003 were granted to the then Managing Director as part of his remuneration, these were forfeited/cancelled in the year ended 31 December 2001.

Movements in options issued are set out in the financial statements for the years ended 31 December and are included as part of this document at Note 19.

Share Capital

	2002		2001		2000
Issued and subscribed ordinary shares	Number of Shares	A$	Number of Shares	A$	Number of Shares	A$
Balance, beginning of year	78,557,959	16,183,065	54,751,017	12,612,024	54,751,017	12,612,024
Issue of ordinary shares pursuant to options exercised at 30 cents each	8,521,215	2,556,365	—	—	—	—
Issue of ordinary shares through conversion of Secured Convertible Notes (debt) to equity.	731,080	109,662	23,806,942	3,571,041	—	—
Balance at end of year	87,810,254	18,849,092	78,557,959	16,183,065	54,751,017	12,612,024

33.8 Capitalisation of Administration Expenses

The Company has capitalised expenditure into inventory which is of an administrative nature for the years 2000 and 2001. These costs were capitalised because they form part of the cost of running the Indonesian company which is dedicated to the production of pearls. Under ARB 43, expenditure which is of an administrative nature may not be capitalised to inventory and must be expensed in the period that it is incurred. The adjustment required to reflect this change is as follows:

	YEARS ENDED 31 DECEMBER
	2002	2001	2000
Administration costs capitalised	—	$561,692	$661,485

Cumulative effect on Total Assets	$(594,956)	$(1,081,978)	$(911,016)

Cumulative effect on Equity	$(594,956)	$(1,081,978)	$(911,016)

Effect on Net Income	$487,022	$(170,962)	$(494,250)

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

                                      F-63

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

34.  SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP (cont.)

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

CERTIFICATION

I, Simon Charles Bunbury Adams, certify that:

1.	I have reviewed this annual report on Form 20-F of Atlas Pacific Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the “Evaluation Date”); and

(c)	present in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

July 15, 2003

/s/ Simon Charles Bunbury Adams
Simon Charles Bunbury Adams Principal Financial and Accounting Officer

CERTIFICATION

I, Joseph James Uel Taylor, certify that:

1.	I have reviewed this annual report on Form 20-F of Atlas Pacific Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

a	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the “Evaluation Date”); and

c	present in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

July 15, 2003

/s/ Joseph James Uel Taylor
Joseph James Uel Taylor Principal Executive Officer

Exhibit Index

Exhibit No.	Exhibit Description
4 xix.	Joint Production Agreement dated July 2002 between the Company and PT Horiko Abadi for the joint operation of an oyster hatchery and associated sea leases in Banyupoh, Northern Bali, with English translation

4 xx.	EmploymentAgreement dated November 18, 2002 between the Company and Mr. Jan Jorgensen.

12	i. Section 906 Certification for Chief Executive Officer

ii. Section 906 Certification for Chief Financial Offier