Form 20-F
period 2003-12-31
ATLAS PACIFIC LTD
filed 2004-07-15
CIK 1011974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 0-28186

ATLAS PACIFIC LIMITED

(Exact Name of Registrant as Specified in its Charter)

WESTERN AUSTRALIA, AUSTRALIA

(Jurisdiction of incorporation or organization)

43 YORK STREET, SUBIACO WESTERN AUSTRALIA 6008

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares of Common Stock, as evidenced by American Depositary Shares* as evidenced by American Depositary Receipts (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The Company had 87,810,254 Ordinary Shares of Common Stock outstanding as of December 31, 2003.

*	Each American Depositary Share represents 20 Ordinary Shares of Common Stock.

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

As used herein, except as the context otherwise requires, the term “Company” refers to Atlas Pacific Limited, an Australian corporation and its subsidiaries. The term “ADRs” refers to the American Depositary Receipts of the Company, which evidence ownership of American Depositary Shares (“ADSs”) of the Company. Each ADR evidences ownership of a specified number of ADSs and each ADS evidences ownership of 20 ordinary shares of the Company’s common stock (the “Shares”).

The Company’s fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

The Company furnishes the Bank of New York, as depositary for its ADSs (the “Depositary”), with annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent public accountants. Such financial statements have been audited in accordance with Australian auditing standards. The Depositary makes such reports available for inspection by the record holders of ADRs. The Company also furnishes the Depositary with financial statements prepared in accordance with Australian Accounting Standards (“AAS”), which are required to be furnished to shareholders under Australian law. AAS differs from U.S. Generally Accepted Accounting Principles (“US GAAP”) in certain material respects. Accordingly, the Company’s audited consolidated financial statements include a reconciliation of certain line items to US GAAP - See “Item 17 (Financial Statements - Note 33 to Financial Statements”).

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to “US dollars” or “US$” are to the currency of the United States of America and references to “Australian Dollars” or “A$” or “AUD” are to the currency of Australia. Solely for convenience, this annual report on Form 20-F contains translations of certain Australian Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Australian Dollar amounts actually represent such US Dollar amounts or could have been or could be converted into US Dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian Dollars into US Dollars has been made at the rate of A$1.00 = US$0.7520, which was the Noon Buying Rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. For information regarding rates of exchange between Australian Dollars and US Dollars for 1999 to the present, see “Item 3. A. Selected Financial Consolidated Data - Exchange Rates.”

Forward-Looking Statements

This Annual Report contains “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,” “estimate,” “expect,” “project,” “believe,” “intend,” “envision,” and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that would affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth in various places in this report, including but not limited to “Item 3. D Risk Factors.”

These risks include, but are not limited to, the following:

•	the economic and socio-political climate in the areas in which the Company operates;

•	storms, weather patterns, water pollution or other events which increase the projected mortality rate or decrease the projected quality of the Company’s oysters and pearls;

•	changes in the worldwide supply and demand for South Sea pearls;

•	increases in labor costs in Indonesia and general economic factors in markets where the Company plans to sell its pearls; and

•	the exchange rate of Japanese Yen, which is the predominant currency for dealing in pearls, against the AUD and other currencies.

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

	Years Ended December 31,
Income Statement Data	2003(1) (US$)	2003 (A$)	2002 (A$)	2001 (A$)	2000 (A$)	1999 (A$)
Australian Accounting Principles:
Revenue	7,247,320	9,637,393	11,341,448	11,335,984	7,250,178	5,887,233
Net income (loss) from operations	936,039	1,244,733	3,499,017	4,150,770	2,472,159	1,032,593
Net income (loss) from continuing operations	936,039	1,244,733	3,499,017	4,150,770	2,472,159	1,471,307
Net income (loss)	936,039	1,244,733	3,499,017	4,150,770	2,472,159	309,715
Net income (loss) per share-basic	0.0107	0.0142	0.0423	0.0680	0.0452	0.0204
Net income (loss) per share-diluted	0.0107	0.0142	0.0403	0.0510	0.0327	0.0182
Weighted average number of basic ordinary shares outstanding	87,810,254	87,810,254	82,724,884	61,013,243	54,751,017	50,524,647
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,810,254	87,910,235	88,026,526	88,264,874	72,064,254
U.S. Generally Accepted Accounting Principles:
Revenue	7,247,320	9,637,393	11,341,448	11,335,984	7,250,178	5,887,233
Amortization of goodwill (2)	186,328	247,777	251,941	—	—	—
Gain/(loss) on foreign exchange derivatives (3)	588,310	782,327	(6,318)	205,610	—	—
Stock options issued to employees	—	—	(36,400)	(47,250)	—	—
Capitalization of administration costs (4)	320,689	426,448	487,022	(170,962)	(494,250)	(146,947)
Net income (loss) from continuing operations	2,031,366	2,701,285	4,195,262	4,138,168	1,977,909	162,768
Net income (loss) from operations	2,031,366	2,701,285	4,195,262	4,138,168	1,977,909	162,768
Net income (loss)	2,031,366	2,701,285	4,195,262	4,138,168	1,977,909	162,768
Net income (loss) per share – basic (before cumulative effect of change in accounting policy)	0.0232	0.0308	0.0507	0.0666	0.0361	0.0032
Net income loss) per share – basic (after cumulative effect of change in accounting policy)	0.0232	0.0308	0.0507	0.0678	N/A	N/A
Net income (loss) per share – diluted (before cumulative effect of change in accounting policy)	0.0232	0.0308	0.0470	0.0542	0.0287	0.0023
Net income (loss) per share – diluted (after cumulative effect of change in accounting policy)	0.0232	0.0308	0.0470	0.0551	N/A	N/A
Weighted average number of basic ordinary shares outstanding	87,810,254	87,810,254	82,724,884	61,013,243	54,751,017	50,524,647
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,810,254	89,284,659	79,439,026	79,439,026	72,064,254

	Years Ended December 31,
Balance Sheet Data	2003(1) (US$)	2003 (A$)	2002 (A$)	2001 (A$)	2000 (A$)	1999 (A$)
Australian Accounting Principles:

Cash and cash equivalents	3,235,042	4,301,918	6,119,808	5,585,608	4,455,056	4,025,885
Total assets	16,688,484	22,192,134	23,715,481	21,164,130	17,144,601	14,540,229
Total current liabilities	669,224	889,926	2,780,309	2,985,647	1,416,206	1,283,993
Long-term debt and capital lease obligations	305	406	—	1,877	3,703,201	3,703,201
Shareholders’ equity (excluding minority interests) (AAS)	16,018,955	21,301,802	20,935,172	18,176,606	12,025,194	9,553,035

U.S. Generally Accepted Accounting Principles:
Goodwill (2)	375,788	499,718	251,941	—	—	—
Financial instruments (3)	738,178	981,620	199,292	205,610	—	—
Inventory (4)	(126,718)	(168,508)	(594,956)	(1,081,978)	(911,016)	(419,766)
Cash and cash equivalents	4,222,290	5,614,748	5,976,085	4,709,240	3,544,040	3,606,119
Total assets	17,675,733	23,504,964	23,571,758	20,287,762	16,233,585	14,120,463
Total current liabilities	669,224	889,926	2,780,309	2,985,647	1,416,206	1,283,993
Long-term debt and capital lease obligations	305	406	—	1,877	3,703,201	3,703,201
Shareholders’ equity (excluding minority interests) (US GAAP)	17,006,203	22,614,632	20,791,449	17,300,238	11,114,178	9133,269

Dividends paid per share	.00752	0.0100	0.0400	0.0200	—	—

(1)	U.S. Dollar amounts have been translated at the Noon Buying Rate on December 31, 2003 of A$1.00 = US$0.7520. Such translations are provided for information purposes only.
(2)	Under AAS, goodwill relating to the acquisition of a business is written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective January 1, 2002, goodwill may not be amortized under US GAAP. Consequently, the amount of goodwill on the balance sheet is greater under US GAAP than under AAS and there is an adjustment required to net income on the income statement under US GAAP. See Note 33.2 of “Item 17. Financial Statements.”
(3)	US GAAP requires that the loss or gain on forward exchange contracts noted in Note 32 of “Item 17. Financial Statements” be recognized in the income statement and reflected on the balance sheet of the Company. This loss or gain is not reflected on the income statement or the balance sheet under AAS. See Note 33.5 of “Item 17. Financial Statements.”
(4)	Under AAS, the Company capitalized expenditures into inventory which were of an administrative nature for the years 2000 and 2001. Under US GAAP, expenditures which are of an administrative nature may not be capitalized into inventory and must be expensed in the period in which incurred. Adjustments to net income and total assets were required under US GAAP in 2001, 2002 and 2003. See Note 33.8 of “Item 17. Financial Statements.”

The Company’s financial statements have been prepared in accordance with AAS. Certain line items have been reconciled to US GAAP to assist U.S. persons in evaluating such data. The complete reconciliation of such line items is set forth in “Item 17. Financial Statements - Note 33 to Financial Statements.”

Exchange Rates

Solely for informational purposes, this annual report contains translations of certain Australian Dollar amounts into or from US dollars at a specified rate. See “Introduction.” These translations should not be construed as representations that the Australian Dollar amounts represent the US Dollar amounts indicated, or could be converted into or from US Dollars at the rate indicated. The exchange rate on June 25, 2004 was A$1.00 = US$0.06990.

The following table sets forth, for the months indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Month Ending	High	Low
December 31, 2003	0.7520	0.7265
January 31, 2004	0.7805	0.7576
February 28, 2004	0.7979	1.7566
March 31, 2004	0.7725	0.7325
April 30, 2004	0.7677	0.7198
May 31, 2004	0.7337	0.6882

The following table sets forth, for the years indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per A$1.00:

Year Ended December 31,	Average (1)
1999	0.6457
2000	0.5757
2001	0.5117
2002	0.5448
2003	0.6589

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

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

The Company’s operations are based in Indonesia, which has been subject to recent economic and socio-political unrest. Some parts of Indonesia have experienced social, ethnic and economic disruption. In November 1999, the Company abandoned its cultivation site in

Kupang, W. Timor in part due to increasing unrest in the area. The province of West Papua, where some of the Company’s water leases are located, is agitating for independence. The Company monitors the socio-political situation closely. In the event of civil unrest, there is an evacuation plan in place to protect the Company’s employees. Security personnel are employed to provide protection to employees and the Company’s assets to the best of their ability. It is difficult to predict what will occur. If the employees are forced to leave the project as a result of an emergency, the Company does not expect it will be able to salvage any of the oysters or pearls and this will have a material adverse effect on the Company’s business, operations and financial condition.

The cultivation process for South Sea pearls requires certain environmental conditions and any change in weather or water conditions could have a material adverse effect on the Company’s pearl production. The cultivation process depends on certain environmental factors, including consistently warm sea water temperature, fully saline water conditions, adequate tidal flow to distribute the food supply and availability of phytoplankton food. There are only a few areas in the world that meet such requirements. The water areas encompassed by the Company’s water leases present ideal conditions for pearl cultivation. The conditions in these areas, however, are subject to change based on normal weather patterns. The Company has no control over these weather patterns. In 2002, weather patterns caused by El Niño adversely affected the Company’s ability to raise juvenile oysters. Although the Company established joint operations in Northern Bali and Northern Maluku (Bacan) primarily for the production of juvenile oysters to respond to this problem, the Company anticipates that its rearing of oysters will continue to be affected by natural weather patterns. There can be no assurances that if these weather patterns continue the Company will have access to sources of oysters for the pearl cultivation process or if available, will be available on favorable terms. The failure to maintain an adequate supply of juvenile oysters for nucleation could have a material adverse effect on the Company’s pearl cultivation process.

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

The price for pearls is subject to fluctuation based on supply and quality. The price that the Company can obtain for its pearls is significantly dependent on the supply of pearls and their quality. There has been an increase in the supply of pearls globally with most of the increase in South Sea pearl production coming from Indonesia and the Philippines and evidence of increased production from Australia. This increase in supply will have an effect on pearl prices but the potential adverse impact of continued increases in supply cannot be determined with any certainty. In addition, although the Company closely monitors its pearl cultivation process, it is difficult to predict the quality of pearls that will be harvested in any given year. Significant increases in the supply of pearls or decreases in the quality of the Company’s pearls could have a material adverse effect on the Company’s revenues.

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

The Company is exposed to fluctuations in exchange rates. The majority of the revenues the Company derives from the sale of its pearls occurs in Japanese Yen. The Company’s revenues are reported, however, in Australian Dollars. Fluctuation in the exchange rate of Japanese Yen to the Australian Dollar could have a material adverse effect on the Company’s revenues. The Company’s operating expenditures are predominantly denominated in Indonesian Rupiah (“IDR”). Fluctuations in the exchange rate between the IDR and the AUD will have an effect on the operating results of the Company.

The Company is exposed to the volatile inflation rate in Indonesia. Inflation in Indonesia has varied up to 15.13% per annum for the period from 2000 to 2003. The official inflation rate as of April 2004 was 5.95% per annum. In general, inflation increases all of the Company’s operating costs in Indonesia, but specifically impacts wages, food and fuel (diesel and benzene). As the Company’s revenues are derived mostly from sources outside of Indonesia, the Indonesian inflation rate does not cause a corresponding increase in the Company’s revenues. As a result, Indonesia’s inflation could have a material adverse effect on the Company’s expense structure.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is incorporated as a public company in Australia and operates under the Corporations Act 2001. The Company operates under an Australian Company Number (“ACN”) 009 220 053 and an Australian Business Number (“ABN”) 32 009 220 053. The Company is listed on the Australian Stock Exchange (“ASX”), which is governed by the ASX Listing Rules. The Company’s domicile is Australia and its registered office and principal place of business is 43 York Street, Subiaco Western Australia 6008 (telephone: +61 8 9380-9444, facsimile: +61 8 9380-9970).

The Company was incorporated on February 28, 1987 as Atlas Pacific Gold N.L. for the purpose of acquiring all of the capital stock in Sharcon, a company that owned options to acquire mineral and precious metal mining tenements. In June 1987, the Company raised A$5 million through an initial public offering in Australia and, shortly thereafter, listed its shares on the ASX. The Company used the proceeds from this offering to acquire the stock of Sharcon and to explore the existence of gold and other precious and semiprecious metals in mining tenements in Western Australia and New Zealand.

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

In 1993, the Company invested in the Indonesian pearling project (the “Pearling Project”) through its subsidiary Tansim Pty Ltd, with a number of other joint venturers. The Pearling Project operates an oyster hatchery and farm for the purpose of cultivating South Sea pearls. (See “Business Overview - Pearling).” On January 20, 1994, the Company changed its status from a No Liability (NL) company to a company limited by shares and changed its name to Atlas Pacific Limited.

PT Cendana Indopearls (“Cendana”), an Indonesian-approved foreign investment company, owns and operates the Pearling Project. The Company acquired a 75% interest in the Pearling Project by purchasing all of the capital stock of Tansim Pty Ltd, (“Tansim”), an Australian corporation, in June 1993. Tansim purchased the remaining 25% interest in Cendana from the other shareholders in exchange for 5,375,000 Shares and options to purchase an aggregate of 8,062,500 Shares of the Company, in October 1999. Following Indonesian government approval of the transaction, the shares and options were issued on October 14, 1999. During 2002, 7,996,215 of these options were exercised at a price of A$0.30 each, and on October 14, 2002, the remaining 66,285 options were cancelled.

In March 1999, the Company raised approximately A$3,703,201 through the issuance of convertible notes at A$0.15 per note. Each note had a face value of A$0.15, and an interest rate of 12.50% and was convertible into Shares at the rate of A$0.15 of notes per Share. The Company issued a total of 24,688,009 convertible notes representing A$3,703,201. The purpose of the issuance was to provide ongoing working capital, fund new pearling assets and relocate the Company’s Indonesian pearling operations from Kupang to Waigeo Island in the Province of West Papua. The majority of these notes, 23,806,942 (A$3,571,041 face value) were converted into an aggregate of 23,806,942 Shares during 2001 and an additional 731,080 (A$109,662 face value) notes were converted into an aggregate of 731,080 Shares during 2002. In March 2002, the remaining 149,987 (A$22,498 face value) of notes were redeemed by the Company for their face value.

The Company’s principal focus remains on pearl production in Indonesia. As of December 31, 2003, 62% (A$13.7 million) of the Company’s total assets were employed in Indonesia, principally in oyster stocks, plant and equipment. The remaining 38% of the Company’s assets are made up of pearls, cash and receivables, predominantly in Australia.

During the last and current fiscal years, the Company did not receive an indication of any public takeover offers by third parties in respect of the Company’s Shares or by the Company in respect of other companies’ shares.

B. Business Overview - Pearling

Introduction

A pearl is a lustrous concretion produced by certain bivalve mollusks including mussels and oysters. Natural pearls consist almost entirely of nacre, which is the substance forming the inner layers of the mollusk shells. Nacre, also referred to as mother-of-pearl, is composed primarily of aragonite crystals. The pearl is an abnormal growth resulting from the invasion of the body of the mollusk by foreign matter, or “nucleus”. The foreign body acts as an irritant in the mollusk and becomes coated with layer upon layer of nacreous material. Approximately 30% of cultivated mollusks reject the nucleus and do not produce pearls. Both marine and freshwater mollusks produce pearls, and the most commonly used mollusk for the production of pearls is the oyster.

There are several types of pearls cultivated around the world. The four major categories of cultured pearls are (1) Akoya pearls produced in the seas around China and Japan, (2) freshwater pearls produced mainly in China, (3) South Sea pearls produced primarily in Australia, Indonesia, Philippines, and Myanmar, and (4) black pearls produced in Tahiti and several other Pacific Islands. Prices of pearls vary enormously. The retail value of a good quality 8 millimeter Akoya necklace with approximately 55 pearls could be A$2,000 (US$1,023), whereas the retail price of a good quality South Sea pearl necklace of approximately 25 pearls could be several hundred thousand dollars. The same size necklaces of inferior quality pearls could retail for as little as US$100 and US$1,000, respectively.

There are several factors which determine the value of a pearl. These factors include size, shape, color, skin quality and luster. As the size of a pearl increases, its value increases exponentially. With respect to shape, the most valuable pearls are spherical. Half-round, button and drop shapes are less valuable than spherical pearls, but are still considered to be quality pearls. Circles and irregular shaped pearls, or baroques, are the least valuable shapes of pearls.

Pearl coloration varies widely, with the most valuable shade being gold. South Sea pearls may be silver, cream, yellow or gold. The Pinctada maxima oyster, which the Company uses, produces pearls colored from silver through to gold. There are two varieties of this oyster. The silver lip variety produces the valuable silver-white pearl and the gold lip variety produces cream, yellow and highly sought after gold colored pearls. Another species of oyster, Pinctada margerifera, produces pearls which are referred to as black pearls, ranging in color from purple through green and black/gray. The Company does not use the Pinctada margerifera variety of oyster for pearl production.

The final significant determinant of pearl value is skin quality and luster. The less blemishes and “pit” marks the greater the value of the pearl. Luster refers to the appearance of a pearl’s surface judged by its brilliance and ability to reflect light. The greater the luster, the more valuable the pearl.

Pearl Cultivation

Pearls have been cultured successfully since 1920 using a process developed in Japan in which the oysters are “nucleated” or “seeded.” In this process, a nucleus is introduced into the oyster and the oyster then deposits layers of nacre around the bead. This process takes approximately two years for South Sea pearls. Today, cultured South Sea pearls are not easily distinguished from naturally occurring pearls, which are extremely rare.

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

The South Sea Pearl Industry

Australia is the largest and most experienced producer of South Sea pearls. The bulk of Australian pearls are produced in Western Australia. Western Australia manages the industry on a quota system with a total permitted annual catch of 520,000 wild shell shared among fourteen pearl oyster licenses. The quota is not divided equally, and the two largest pearling operators control over 50% of the quota. Family groups or small partnerships tightly control the licenses. The authorities in Western Australia have issued a license to only one new participant since 1989.

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

Despite temporary setbacks, production in Indonesia has grown substantially in the last 10 years. The value of such production is less than that of Australia due to the lower quality and size of the pearls. The Company believes that Indonesia could overtake Australia as the world’s major producer of silver and gold South Sea pearls because the Indonesian pearling industry is significantly less regulated than in Australia and technological improvements in the Indonesian cultivation process are taking place.

The Company also believes that the pearling conditions in Indonesia offer some advantages to those in Australia. The waters are warmer for a longer period of time, which facilitates a longer growing season for the pearls. This can result in larger, more valuable pearls. There is also less variation in water temperature throughout the year, which may produce healthier pearl oysters.

The Indonesian government continues to encourage foreign investment and has established a favorable investment vehicle. This investment structure, known as a “PMA” company, offers investors, among other things, tax concessions and remissions on duty of essential imports. Likewise, Indonesia does not levy sales tax on exported products, which includes the Company’s pearls. In general there has been an improvement in the Indonesian security situation. In particular during Bali’s recovery from the tragic events of October 2002 there has been a sense of goodwill towards foreign companies that have continued to maintain a presence in the province.

There can be no assurances, however, that the Indonesian pearl production will continue to grow to the point where it will overtake Australia as the world’s largest producer of South Sea pearls or that the Indonesian government will maintain favorable investment vehicles for foreign investments.

The Pearling Project

General

In 1990, a group of joint venture parties, of which Tansim was a party, commissioned an extensive marine review and survey to locate the best possible pearl farm site within a narrow belt of equatorial waters centered on the Indonesian Islands and Northern Australia. Based on the results of such study, they chose a location for the pearl farm at Lelindo Point near the town of Kupang in West Timor, Indonesia in 1991 and commenced construction in 1992. On October 16, 1992, Ardindo Nusa, on behalf of the Joint Venture, entered into a lease for five hectares (12.3 acres) of land at Lelindo Point. The Joint Venture constructed a hatchery, laboratory, administrative offices, workshop, store room and accommodations for expatriate managers on such land. The Venturers began commercial production of oysters at the hatchery in 1993.

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

During 1998, the Kupang area became a less desirable location for the Company’s operations due to an increase in local industry which caused some pollution and because of increased security threats. The Company began to develop facilities at Waigeo Island, in the province of West Papua. By the end of January 1999, the Company had reduced its operations at the Kupang facility to hatchery and grow-out facilities only. The majority of the nucleated oysters were successfully transported to the Company’s new pearl farm at Waigeo Island during 1999. During November 1999, the Company decided to close down the Kupang facility and concentrate its resources on its pearl farming activities at the Company’s newer facility in West Papua. Land-based industrial development near the Kupang facility, an increased number of ships traveling past the farm leases and pearl farm security issues all contributed to reducing the attractiveness of the Kupang site in West Timor. In addition, the influx of militia from East Timor following the deployment of UN Interfet forces in September seriously compromised the safety of the Kupang-based personnel. In December 1999, the Company withdrew all of its personnel and pearling assets from Kupang, including the remaining oysters, which were all relocated to West Papua. By December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years.

During 1997, Cendana entered into water leases for approximately 2,500 hectares at Alyui Bay, Waigeo Island, West Papua (formerly known as Irian Jaya) in northern Indonesia. Cendana also entered into a land lease for five hectares near these water leases. The leases are for 25 years and expire in September 30, 2022. The Company developed the site as a pearl farm and hatchery and began relocating nucleated oysters to this site in 1997. See “Item 4.D Information on the Company - Property, Plant and Equipment.”

Alyui Bay proved to be a successful pearl farming site. The Company commenced commercial pearl harvests at this site in 1999, with an excellent quality of pearls being produced. Significant infrastructure was developed at Alyui Bay including three accommodation camps, a modern hatchery, engineering workshop, fuel storage, operating shed and boat building facilities. The farm accesses some of its labor force from a nearby village while in excess of 150 staff are accommodated at the farm camps in fully equipped facilities.

During 2002, the adverse impact of the El Nino climatic phenomenon on the production of juvenile oysters at Alyui Bay required the Company to explore opportunities to source oysters elsewhere. In July 2002, the Company entered into an arrangement with an Indonesian company called PT Horiko Abadi (“Abadi”) which allowed it to have access to a hatchery and associated sea leases at a location called Banyupoh on the Indonesian island of Bali. The Company paid A$90,000 to Abadi for access to this facility for a period of three (3) years. Abadi remains the owner of the land and water leases, but the Company has a right to operate from this site and share the outputs (juvenile oysters) from this operation in the ratio of 30% to Abadi and 70% for the Company’s Indonesian subsidiary. The Company is required to contribute 70% of the ongoing operating costs of this facility which are approximately A$15,000 per month. Equipment from the original Kupang hatchery was re-commissioned for use at this facility at minimal cost. A technological breakthrough in September 2002 saw production at Banyupoh fast-tracked when the Company successfully transferred live larvae from Alyui Bay to the newly upgraded facility. These larvae have been successfully grown into healthy juvenile oysters in the waters adjacent to the Banyupoh hatchery.

In addition to the joint operation at Banyupoh, the Company leased an independent juvenile production and grow-out site in Northern Bali near the village of Penyabangan in December

2003. The Company entered into a 30-year lease in relation to 0.2 hectares of land and one hectare of ocean with the local authorities with payments of approximately A$15,000 paid up front and A$200 payable per month for the term of the lease. The Company has the right to construct buildings on the land and use the ocean for the production and rearing of pearl oysters. A low cost hatchery centre and support centre for the Company’s boat maintenance/building and support activities will be developed during 2004 and 2005.

Successful spawnings using specially selected brood stock have resulted in commercial batches of juvenile oysters being produced. Apart from the obvious benefit of providing a viable alternative source of pearl oysters to the main pearling center of Alyui Bay, this new venture, with its close proximity to Denpasar, its ready and available workforce, and its cheaper infrastructure costs, has great potential to reduce the Company’s cost of juvenile oyster production.

During 2003, the Company entered into a second joint production arrangement for juvenile oysters with an Indonesian company called Cahaya Cemerlang (“Cemerlang”). Cemerlang granted the Company shared access to leases and facilities which consist of over 100 hectares of ocean leases and two camps covering a combined area of four hectares which are located around Bacan Island in the North Maluku province of Indonesia. In return for access to these facilities, the Company must provide Cemerlang with a share of juvenile production from that site. This share is calculated on the basis of a 50:50 split if the juveniles that are produced are taken by Cemerlang from this facility before the oysters reach 12 months of age or a split of 30% to Cemerlang and 70% to the Company if the oysters are taken from this site after they turn 12 months of age. During 2003 over 400,000 juvenile oysters were successfully reared. The Company’s share of this production is over 200,000 juvenile oysters, some of which have already been transferred to Alyui Bay. The joint arrangement is for five years, and the Company has an option to extend the term thereafter for five (5) years on similar terms. In addition, there is considerable opportunity for collaborative work with Cemerlang in other areas such as pearl production.

In addition to procuring a number of sources for juvenile oysters, the Company has transformed the Alyui Bay project from a fully integrated operation covering all the pearl production stages from hatchery to harvest to a dedicated pearling centre concentrating on seeding best quality mature pearl oysters. Specialization at this unique location is already delivering an improved result in terms of productivity (seeding rates are higher than any prior year) and post-seeding results with a higher retention rate of nuclei being experienced than in prior periods. Many of the non-essential support tasks such as boat building and long-line manufacture have been transferred to the lower cost centers of Bali and Bacan. The Alyui Bay project now has two sites for seeding and harvesting of pearls and modification of the existing hatchery will allow for a third in 2004.

The Company monitors the socio-political situation in Indonesia closely. Unrest in Kupang was one of the reasons for the closure of the Kupang facility and the Company’s decision to transfer all resources to the Waigeo Island site. Indonesia continues to experience social, ethnic and economic disruption. The province of West Papua where the Company’s pearling leases are located is agitating for independence. It is difficult to predict how these forces will influence the Pearling Project.

The Company attempts to manage this issue by maintaining good relations with employees, nearby village communities, regional and provincial authorities and the community at large. In general, security in Indonesia improved during 2003 when compared to 2002. Bali in particular is slowly recovering from the traumatic events of October 2002 and there is a palpable sense of goodwill towards foreign companies that have continued to maintain a presence in the province. Elsewhere in Indonesia the situation is largely unchanged. The Company continues to work hard in the critical areas of government liaison, community relations and security. The Company is proud of the success it has had in improving the access of local communities to facilities such as medical care, education, transportation and better general living standards.

In the event civil unrest threatens the Company’s farms at Waigeo Island or North Bali, there is an evacuation plan in place to protect the expatriate and Indonesian national employees. If the expatriates are forced to leave, the Company does not expect that any of the Pearling Project could be salvaged.

Oyster Growth and Pearl Cultivation

Traditionally, pearl cultivation has relied upon the availability of wild shell. The Pearling Project, however, breeds oysters at its various hatchery facilities, in which oysters are grown to cultivate pearls. By using hatchery-reared oysters instead of wild shell, the project scientists are able to control breeding to improve the overall health and quality of the oysters. Only the best oysters are selected for cultivation, which in turn produces higher quality pearls.

The cultivation of pearls is a long and labor intensive process which starts with the spawning of adult oysters in the summer months. Approximately two dozen adult oysters are placed in tanks in the hatchery where they spawn to produce oyster larvae. The larvae remain in the hatchery tanks where they swim and feed on algae. After approximately three weeks, the larvae stop swimming and settle on netting material located in the tank. The larvae attach themselves to the nets and continue to grow and feed on increasing amounts of algae. After about one month the larvae are large enough to be seen with the naked eye and mature enough to be moved out of the hatchery. The netting on which they have been growing is placed in a protective mesh and moved to the nursery in the open waters. The waters are rich in nutrients so that the juvenile oysters, or “spat,” are able to grow quickly. The netting is suspended from “long lines” strung between floats in the water. The spat are left in these net structures for approximately three to four months. As the spat continue to grow on the netting, the nursery workers start to thin out the spat and transfer them from the netting when they are large enough to be placed in “28 pocket panels.” These panels consist of a metal frame covered in netting that has been divided into 28 separate pockets. These panels are moved out of the nursery area to various locations of the open-water pearl farms where the spat continue to grow. By placing the spat in different locations, the Company is able to reduce the risk of losing an entire crop due to the presence of adverse conditions in any one area.

After approximately a year to fifteen months, the spat, now shell, are too large for the 28 pocket panels and are placed into larger “eight pocket panels.” The shell remain in the eight pocket panels until they are ready to be nucleated at 21-24 months of age.

When the shell are ready to be nucleated, they are brought to an operations room. Technicians then perform the exacting surgical procedure of placing a nucleus in the oyster. The first step involves opening the oyster so that a nucleus can be implanted. This is accomplished by a procedure referred to as “pegging the shell.” Workers place wedge shaped pegs in the shells as they open and close during their normal feeding process. By opening the oysters in this manner instead of forcing them open, the strong muscle which holds the shell together is not torn, which is fatal to an oyster. After the oyster has been opened to a certain width, the oyster is ready for surgery.

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

As indicated above, the environment has enormous influence over the success of pearling. Successful pearling requires careful consideration of environmental issues and the Company strives to ensure that its activities have a minimal impact on the environment. The Company has procedures in place to mitigate any damage to the environment in the event of an accidental fuel spillage and it treats all waste in an environmentally friendly manner. It adheres strictly to the guidelines established in the environmental report it submitted to the Indonesian Authorities in 2000 as part of its application to obtain a permanent operating license.

Towards the end of 2001, the Alyui Bay site came under the influence of El Niño, which had a dramatic influence on the agricultural sector in Australia and parts of South East Asia. The production of juvenile oysters at Alyui Bay, the lifeblood of the Company’s pearling operation, was severely curtailed by this event. The Company took immediate action and was able to source commercial quantities of juvenile pearl oysters through an arrangement with a third party hatchery.

By mid-2002, the El Niño effect was being felt by a number of pearl producers throughout Indonesia and, as 2002 progressed, it became clear that the unfavorable environmental conditions were not going to be short-lived. Very few juvenile oysters that were the progeny of the Alyui hatchery were successfully reared to maturity during 2002. The Company secured oysters for the 2003 operating season through a third-party hatchery arrangement, the purchase of mature oysters from other Indonesian pearl farms and the development of share-farming arrangements.

The hatchery arrangement was with Cemerlang pursuant to which the Company sent one of its expatriate technical officers to the Cemerlang hatchery facility at Togian, N Sulawesi in return for 50% of the progeny from this hatchery. The share farming arrangements were entered into with an Indonesian pearl farmer called Mr. Analau. Under this arrangement, Mr. Analau provided 100,000 mature oysters that were seeded by the Company and farmed through to harvest, and the proceeds from the sale of the resulting pearls are to be divided between the Company and the oyster supplier in equal portions. Although the Company believes that El Niño conditions diminished as 2003 progressed, the Company will continue to take steps to reduce the risks to future production as a result of insufficient juvenile oysters being available.

Pearl Sales and Revenue

The Company completed its first pearl harvest in 1995. Harvests of commercial size commenced in 1997. The majority of the Company’s pearls are sold at auctions held by Pearlautore International Pty Ltd in Sydney. Pearlautore International receives a commission of between 5% and 25% for cleaning, grading, valuing and selling the Company’s product. The Company has appointed Pearlautore International as the exclusive valuer and distributor of its South Sea pearls until December 31, 2005, which agreement renews automatically for two year terms unless terminated by either of the parties. Pearls that are not sold at auction are offered to buyers and sold under private treaty arrangements. Pearls are generally harvested during June/July and November/December. Pearls that are harvested between November and December are offered for sale in the following year.

Although the Company distributes all of its pearls through Pearlautore International, a variety of wholesale customers from many geographical locations purchase the Company’s pearls. Therefore, the Company does not rely on a single customer to purchase all of its pearls.

Pearls are classified into two categories. “Sellable” goods are made up of higher quality pearls in sizes of 9 mm in diameter or greater and are represented in quality by grades A, B and C1. “Commercial” goods, although still of value, are made up of lower quality pearls and are a combination of grade C2 and below and all pearls under 9 mm in diameter. The vast majority (89% by value and 68% by weight in 2003) of pearls sold by the Company are “sellable” goods.

During 2000, the Company commenced sales of oyster meat and mother of pearl oyster shell. The Company has experienced difficulty establishing strong markets for these products. Logistical issues have limited the processing of pearl oyster meat but the demand for mother of pearl (MOP) increased in 2003. The Company expects to sell more MOP in 2004 with a higher demand for the product. The Company also intends to establish an MOP jewelry brand that it will use to market wholesale jewelry manufactured in Indonesia, which will be sold in Australia and elsewhere as clients can be established.

Competition and Markets

Competition in the South Sea pearling industry has become more intense. The Company competes with other South Sea pearl farmers in Australia, Indonesia, the Philippines and other Southeastern Asian regions. Many of these pearlers have significantly greater financial resources and experience, and are better known than the Company. To a limited degree, the Company also competes with producers of less expensive types of pearls such as the Akoya, freshwater and black pearls produced in Japan, China and the South Pacific respectively. The Company also competes for consumer disposable jewelry dollars with producers of other types of gems such as diamonds, other precious stones and precious metals such as gold. Public demand for fine jewelry, including South Sea pearls, is also influenced by general economic conditions.

During 2003, an increase in supply of pearls globally had an adverse effect on the market price of South Sea pearls. Most of the increase in South Sea pearl production has come from Indonesia and the Philippines although there is evidence of increased production from Australia also. South Sea pearls continue to make up a relatively small proportion (<1%) of total global pearl production (including black pearls, Akoya pearls and fresh water pearls) by weight but a significant amount by value (approximately 30%).

The increase in supply has lead to a change in distribution methods within the pearl industry. Although the auction system has been relied upon for the sale of pearls in the past, this system has now been complimented with a value adding process where smaller quantities of more discrete pearl types and grades are sold through private negotiation. The sales that result from this marketing can attract a longer trade term but this is offset by higher margins. Only 5% of goods were sold as value added product in 2003, but this is expected to increase to around 30% in 2004. The changes that are being experienced in the pearling industry are not dissimilar to those experienced in other commodity based industries. The Company cannot predict future demand nor how great an effect increases in the supply of South Sea pearls will have on the market price for such pearls. The pearling industry and the marketing and distribution arrangements for this product are currently undergoing significant change which is likely to result in a rationalization and restructuring of producers. We believe that the Company, with its focus being in Indonesia, is well positioned to benefit from any change.

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

Foreign Investment Regulations in Indonesia

In Indonesia, all proposed foreign investment and expansion projects require the prior approval of the BKPM, Indonesia’s equivalent of a foreign investment review board. A company may seek such approval by filing an investment plan with the BKPM, which contains information regarding the Company’s share capital, loan capital, technical assistance agreements, and proposed joint venture agreements. Under previous laws and regulations, the BKPM generally required a foreign promoter of such a project to include a local joint-venture partner.

In July 1993, the Company sought approval from the BKPM for participation by foreign investors in the Pearling Project. A Joint Venture Agreement and an application to form Cendana as an approved foreign investment company, or PMA company, was lodged with the BKPM. These agreements were filed in December 1993. Following their approval in 1994, Cendana filed its Articles of Association with the Indonesian Ministry of Justice, which were approved in December 1994.

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

Indonesia

Indonesian laws require Cendana to obtain certain tax identification numbers and miscellaneous occupational licenses. Cendana has obtained all licenses from the BKPM, including its permanent operating license for the now-dormant Kupang site and a permanent operating license for the Waigeo and Bali sites, which were granted during 2000 and 2003 respectively. The Bacan facility is operated under the license of Cemerlang by expatriate and Indonesian managers employed by Cendana. The BKPM also requires Cendana to have its accounts audited annually by an Indonesian public accountant. Cendana complies with this requirement. Indonesia maintains other laws relating to corporate governance that are similar to laws of other jurisdictions. The Company believes that Cendana is in material compliance with these laws and with other applicable Indonesian laws and regulations. Environmental approvals are issued with the operating permits for each site. These require regular reporting to authorities in relation to fuel usage for energy generation, compliance with waste emissions and any incidents that may have caused harm to the local environment. The Company is in full compliance with its environmental reporting obligations.

United States of America

Because the Company has a registered its Shares with the U.S. Securities and Exchange Commission (“SEC”) and listed the ADRs on the Nasdaq Stock Market (“Nasdaq”), the Company must comply with U.S. laws and SEC regulations applicable to foreign companies that trade their securities in the U.S., including the Sarbanes-Oxley Act of 2002 and the listing requirements of Nasdaq. These laws, regulations and requirements cover matters such as independence of directors, audit committee compensation and duties, codes of ethics, independence of auditors, and disclosure of fees and services provided by auditors. The Company believes that it is in material compliance with these laws, regulations and listing requirements.

C. Organization Structure

Atlas Pacific Limited owns all of the capital stock of Tansim Pty Ltd, an Australian company, which in turn owns all of the capital stock of the Indonesian company, PT Cendana Indopearls. The functional relationship of the group’s structure is described in the table below.

ATLAS PACIFIC LTD – Australian Company

Functions	Assets	Risks
1. Marketing of pearls – cleaning, sorting and grading.	1. Marketing agreements and established marketing network.	1. Fluctuations in pearl market prices, fluctuations in exchange rates Yen/A$ and marketing requirements.

2. General business administration	2. Professional management and technical support with access to industry and business best practice.	2. Investment in S.E. Asia and aquaculture industry; market maker and investor/banker reaction/perception of the business.

3. Financial reporting and public relations	3. Listed on Australian and International stock exchanges, relationships with investment brokers and banks.

TANSIM PTY LTD (100% owned by Atlas Pacific Ltd) – Australian Company

Functions	Assets	Risks
1. Holds investment in PT Cendana Indopearls	1. Investment in PT Cendana Indopearls	1. Unable to recover value of investment

2. Provided original project finance.

PT CENDANA INDOPEARLS (100% owned by Tansim Pty Ltd ) – Indonesian Company

Functions	Assets	Risks
1. Breeding/hatchery 2. Oyster farming 3. Seeding / nucleation 4. Pearl harvesting 5. Administration of operations, security, logistics, community relations.	1. Operational personnel 2. Fixed assets • Boats • Farm equipment • Hatchery buildings & equipment • Nucleation equipment • Accommodation/support infrastructure

1.      Environmental and climatic variations – spat and oyster losses.

2.      Remote location – limits access to skilled workforce and emergency services, makes logistics more difficult.

3.      Security and socio-political issues.

4.      Limited access to capital.

D. Property, Plants and Equipment

Subico, W. Australia

The Company rents office space, consisting of approximately 275 square meters, in the suburb of Subiaco, Western Australia, from Mr. David Morrison. The lease commenced on July 1, 2004 and has a term of three (3) years with an option to renew the lease under the same terms for three (3) additional years. The lease provides for an aggregate rental payment of A$18,000 annually, which rent is paid in equal monthly installments. The rental payment is subject to annual increases based upon fair market value.

Kupang, W. Timor

On October 6, 1992, the Joint Venture (which later became PT Cendana Indopearls) entered into a 20-year lease for five hectares (12.3 acres) of land at Lelindo Point and constructed a hatchery, laboratory, administrative offices, workshop, store room and accommodations for expatriate managers. On September 4, 1994, it entered into a 10-year lease for 0.3 hectares (0.74 acres) of land located on Kambing Island overlooking the nursery. Ardindo Nusa entered into these land leases on behalf of the Joint Venture. Pursuant to the Sale Agreement, the Joint Venture agreed to transfer all assets, including the land leases, to Cendana. Accordingly, Ardindo Nusa assigned all beneficial interest in the leases and any extensions thereof to the Company.

On March 10, 1993, Cendana entered into water leases, which leases were later amended. On September 4, 1995, Cendana received Presidential approval for its water leases. The various water leases are located within a four mile radius of the Kupang hatchery and total 725 hectares (2.8 square miles). The leases are for a term of 30 years. Cendana used these waters as a nursery for young oysters and as a pearl farm for the nucleated oysters prior to the closure of the Kupang facilities in December 1999.

During November 1999, the Company decided to close the facility at Kupang. See “Item 4. Information on the Company - The Pearling Project.” In December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years. The sub-lease commenced on February 2001. Cendana receives A$55,192 (US$34,800) per annum under the sub-lease. Pursuant to the terms of the sub-lease, Cendana will transfer all of its beneficial interest in the land and water leases, and the building relating to the Kupang facility, to the sub-lessee upon the payment of all of the sub-lease payments due for the five year sub-lease period.

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

Waigeo Island, W. Papua

Cendana also has water leases that commenced on September 30, 1997 encompassing approximately 2,500 hectares (6,200 acres) on Waigeo Island, in the W. Papua (formerly Irian Jaya) province of Indonesia. The leases are for a term of 25 years and expire on September 30, 2022. This site is approximately 130 kilometers west of Sorong in a remote area with excellent waters for pearl farming. It was a condition to the Indonesia government’s agreement to enter into the leases that the Company construct and operate a hatchery at the site. The Company completed construction of its hatchery during 1998. The hatchery had its initial production run in December 1998. The new facility has the capacity to hold up to one million mature adult oysters. The Company moved its operations and all of its equipment to this site in November 1999 when it closed its facility in Kupang.

In addition to the hatchery, the Company has constructed an office, workshop, accommodation buildings and a fuel storage facility at the Waigeo site. The Company also has a fleet of approximately 25 work vessels of various sizes and two medium size wooden hull transportation ships. One of the Company’s two transport vessels, D’Entrecasteau was replaced in August 2003 following its loss at sea. The replacement vessel, Sahabat, has significantly more capacity for transportation of oysters than the D’Entrecasteau had. A significant part of the farm infrastructure is made up of longlines, floats and panels, which accommodate the oysters while they are being farmed. The Company has expended approximately A$6.8 million since 1997 to construct and purchase the capital improvements described above at the Alyui Bay farm. These expenditures were funded from the Company’s own cash reserves. Although the facilities continue to be developed, the main infrastructure at the Waigeo site is now complete.

In 1998, the Company leased approximately five hectares (12.3 acres) of land and 2,000 hectares (4,920 acres) of water at the Alyui Bay site. The Company pays 3,000,000 Indonesian Rupiah per annum (A$600) to the Kawe Tribe at Selpele village for the 25-year water and land lease, which both expire on July 1, 2023. The Company believes that it is in compliance with all of the terms of the lease.

In 2002, the Company began transitioning the focus of the Alyui Bay site to concentrate on seeding the best quality oysters. This transition is now complete. This unique location is already delivering an improved result in terms of quality of productivity through the seeding of more oysters than before and better post-seeding results with higher retention of nuclei as a result of more focused attention on mature oysters. Many of the non-essential support tasks have been transferred to the lower cost centers at Bali and Bacan. The Alyui Bay project now has two facilities for seeding and harvesting of pearls, and modification of the existing hatchery will allow for a third facility for seeding and harvesting in 2004. The Company’s new boat, which it acquired in August 2003, has proved to be a very satisfactory vessel for transporting the juvenile oysters from N. Bali and Bacan to Alyui Bay.

N. Bali

In July 2002, the Company entered into a joint operating arrangement with Abadi whereby the Company secured an interest in the right to access a small hatchery and associated sea leases in Northern Bali at Banyupoh (the “Bali Hatchery Joint Venture”). The infrastructure at Banyupoh occupies approximately two hectares (4.9 acres), and is relatively simple but has been sufficient for successful oyster spawnings. In addition to the hatchery, there is a simple grading shed, accommodations for four employees and an office. Abadi owns all of the land and buildings located at Banyupoh. In addition, Abadi owns the majority of the equipment on the farm. The Company transferred its equipment from the original Kupang hatchery, which was re-commissioned for use at this facility at minimal cost, to the farm and pays A$30,000 annually (for three years) for the use of the land, buildings and water leases. Abadi also has a sea lease for approximately 38 hectares (93 acres) adjacent to the land area on which the hatchery and other infrastructure is built. Abadi pays A$12,500 for the water lease in Banyupoh, and the leases expire in 2026. The Bali Hatchery Joint Venture uses the water leases to hold longline systems to accommodate the juvenile oysters once they leave the land-based hatchery. The agreement for this joint arrangement runs until August 2005.

In addition to the joint operation at Banyupoh, the Company has also leased 0.2 hectares of land and 100 hectares of ocean that are being developed into an independent juvenile production and grow-out facility in North Bali near the village of Penyabangan, which is approximately 15km east of Banyupoh. The Company paid an upfront lease payment of A$15,000 for both of the leases and has an obligation to pay approximately A$200 per month for the 30-year term of the leases. By December 31, 2003 there were a significant number of juvenile oysters from the 2003/04 spawning season growing at this new location and the first on shore facilities, albeit somewhat rudimentary, were in place. The Company hopes to complete the development of Penyabangan during 2004 with the inclusion of a low cost hatchery centre. The site will also support the Company’s future boat building and other manufacturing/support activities for the more remote locations elsewhere in Indonesia. It is anticipated that approximately A$220,000 will be spent on this infrastructure in 2004. By developing an independent hatchery facility, Cendana will no longer be reliant upon its joint venture partner, Abadi, for juvenile oysters. It is anticipated that this facility will realize approximately 300,000 juveniles each year.

During 2003, the Company moved its Indonesian headquarters from Sorong to Denpasar, Bali. The Company’s office is well located with excellent access to communication and transport infrastructure. The Company recruited six highly competent local Indonesian staff and the Company’s Managing Director is now based in Bali. The Company spent around A$20,000 for office equipment and communications equipment. Cendana has entered into a three (3) year lease of its office facility and pays rent of approximately A$1,500 per annum.

Bacan, N. Maluku

During 2004, the Company entered into a second joint production arrangement with Cemerlang. This joint arrangement is for a period of five years, and the Company has an option to extend the arrangement thereafter for five years on the same terms. The Company has been granted shared use of the leases and facilities of this operation. The Company is responsible for the funding of this operation and for the supply of expatriate and Indonesian managers for this operation. Cemerlang receives a proportion of the juvenile oysters that are produced from this facility depending upon the age that the juveniles are taken. The split is 50:50 if the juvenile oysters are taken from the Bacan facility before they are 12 months of age. After this, the oysters are split 70% to Cendana and 30% to Cemerlang. The joint venture partner will continue to retain ownership of the water and land leases and any assets which were in existence at the commencement of the arrangement. Cendana expects to spend around $260,000 in repairs and upgrades to the existing facilities in 2004 and 2005. Any removable infrastructure that is paid for by Cendana during the term of the agreement will be split equally. Fixed assets that have been paid for by Cendana that cannot be removed from the site at the end of the agreement will be compensated for by Cemerlang based on their depreciated cost value. The Bacan operations are expected to produce approximately 300,000 juvenile oysters each year for each of the Company and the joint venture partner.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements are prepared in accordance with AAS. Certain line items of such financial statements have been reconciled to US GAAP to assist U.S. persons in evaluating such data. See “Item 17. Financial Statements - Note 33 to Financial Statements.” The following discussion references only the amounts computed in accordance with AAS.

Overview

The following is an analysis of the Company’s results of operations, liquidity and capital resources. To the extent that such analysis contains statements that are not of a historical nature, such statements are forward-looking statements, which involve risks and uncertainties. See “Introduction – Forward Looking Statements.”

In order to produce pearls the Company must maintain an ongoing supply of oysters. The natural cycle of the oyster dictates that it is approximately four years from the spawning of the oyster until the production of a pearl. See “Item 4.B. Business Overview.” The Company capitalizes the costs associated with the rearing, husbandry and nucleating of an oyster over the pearl production cycle. These capitalized costs are disclosed in the financial statements as “Self Generating and Regenerating Assets.” Upon the harvesting of the oyster and the production of the pearl, an appropriate portion of this cost is transferred to the pearl inventory and ultimately to the cost of sales when the pearls are sold.

Total income derived by the Company from different sources during its most recent three fiscal years is set forth in the following table:

	2003	2002	2001
	A$	A$	A$
Interest received	194,150	364,886	199,181
Sales of oysters	0	0	0
Sales of pearls	8,803,892	10,581,317	10,856,678
Sales of oyster shell and meat	54,521	17,495	53,819
Revenue from joint venture partner	0	85,922	162,148
Foreign exchange gain	525,344	182,039	0
Miscellaneous	59,486	109,789	64,158

	9,637,393	11,341,448	11,335,984

In addition, the following table summarizes the results of the Company’s pearl, oyster, oyster meat and shell sales for its last three fiscal years:

Detail	2003	2002	2001
Revenue from sale of pearls (wholesale)
Sellable Grade Pearls:
Value (A$)	$7,913,204	$9,851,511	$9,910,471
Quantity (No.)	52,933	47,508	47,380
Weight (Momme)	31,325	29,324	31,356
Average price per momme (A$)	$253	$336	$316
Average weight per pearl (momme)	0.592	0.617	0.662
Commercial Grade Pearls:
Value (A$)	$400,523	$583,727	$464,907
Quantity (No)	21,734	22,630	18,575
Weight (Momme)	10,774	12,791	9,660
Keshi (seedless) pearls:
Value (A$)	$490,165	$146,079	$481,300
Weight (Momme)	3,640	1,232	2,993
Revenue from sale of oyster shell & meat (A$)	$54,521	$17,495	$53,819

A. Operating Results

2003 Compared to 2002

Total Company revenue for 2003 was A$9,637,393, which represented a decrease of A$1,704,055, or 15%, when compared to 2002 revenue. The major factors that contributed to the fall in the Company’s revenue for 2003 include;

•	A fall in the market price for pearls, due to a greater supply of pearls and weaker demand precipitated by the state of the economy in Japan and America.

•	A stronger Australian Dollar foreign exchange rate (JPY/AUD, the Japanese Yen being the currency for pearls).

•	A decline in the quality and size of pearls produced due to less favorable climatic conditions existing during the development of the pearls.

In Japanese Yen per momme terms, the average price of sellable pearls dropped by 19% in 2003 compared to 2002. The Australian Dollar appreciated by approximately 11% on average from 2002 to 2003. The adverse effect of the currency movement on sales was offset by exchange rate hedging that was in place and this resulted in a significant increase in the income from foreign exchange gain during 2003.

The lower quality of the Company’s pearls in 2003 is a reflection of the lower quality of the oysters that were available for seeding in 2001 and the effect of the El Nino climatic conditions on these oysters in 2002. More specifically, the older age of the oysters from which the Company extracted Saibo tissue in 2001 appears to have caused a partial deterioration in the color of the pearls that were harvested in 2003. The quality was also adversely affected by the poor quality of the pearls achieved from second operation oysters. These are pearls that are produced from oysters, which have already produced one pearl and which are then re-seeded with a second nucleus. This practice has proven to be unsuccessful in terms of producing a high quality pearl and the Company has discontinued this practice. The average weight of the sellable grade pearls that were harvested in 2003 also decreased. This was intentional, however, as the Company encountered higher demand was for pearls in the 9-11 mm diameter range in 2003. In prior years, pearls were left unharvested for a longer period of time so that they were larger. Cumulatively, these factors had an adverse affect on revenue during 2003.

The adverse impact of the climatic conditions on the quantity of the Company’s juvenile oysters seeded in recent years and on the quality of the developing pearls will continue to negatively impact the Company’s pearl sales revenue in 2004. However, the Company has changed its seeding practices by eliminating second operations and has improve its Saibo tissue quality. These changes are expected to yield improved quality pearls for the future.

By December 31, 2003, the Company had transferred over 120,000 oysters near to seeding age to its Alyui Bay pearling centre from its Bali and Bacan operations. It also moved an additional 200,000 oysters to Alyui Bay in the first few months of 2004. A significant number of these oysters comprised the selectively bred “silver lip” strain. During 2003 the Company seeded 206,000 virgin or first time seeded pearl oysters. A further 78,000 oysters were operated upon under a share farming arrangement in 2003. These activities demonstrate the strong capacity that the Company is achieving at its Alyui Bay centre. The Company is continuing to increase its nucleations at the Alyui Bay centre and should be able to achieve its target of 300,000 nucleations for 2004. This compares well with the 200,000 oysters that were seeded in 2002. The oysters that were nucleated in 2003 will be harvested in 2004 and 2005. In 2003 growing conditions for both juvenile and mature pearl oysters were conducive to high survival, excellent health and improved seeding results when compared with 2002. The Company remains committed to the production of high quality pearls. To this end the Company is focusing primarily on the production of pearls in white and silver color from first time operated pearl oysters. The Company believes that these pearls generate the best yield for the cost and that these products remain in strong demand. To support this endeavor the Company will maintain the diversified growing centers developed during 2003 and continue to investigate new opportunities as they emerge. The effect of these changes will begin to filter through to the price of harvested goods during the later part of 2004.

Interest income decreased by A$170,736 to A$194,150 in 2003 as cash reserves were used to fund operations. A significant portion of the net foreign exchange gains of $525,344 recorded during 2003 was the result of the strong rise in the Australian Dollar against existing forward exchange rate hedge contracts and derivative products. These products are employed by the Company to hedge the foreign exchange risk of a fall in the Australian Dollar exchange rate. The

Company did not earn any revenue form oyster share farming joint ventures in 2003, the revenue from previous years was from former share farming arrangements which have now completed their production cycle.

The cost of goods sold increased in 2003 from A$2,493,667 in 2002 to A$5,049,131 as a result of the higher number but lower quality of sellable grade pearl product that was produced and sold at market in 2003. This increase also occurred because there were substantially more oysters to maintain in this harvest batch. This higher number of oysters did not, however, produce significantly more pearls as would be expected, which was mainly due to the poor environmental conditions that existed at that time. This resulted in a corresponding higher cost per unit than achieved in previous years. This increase was partially offset by the reduction during 2003 in the unit cost of production for juvenile oysters up to 12 months of age. These cost savings should flow into 2004 and lead to an overall reduction in the unit cost of production. This result has been achieved as a direct consequence of the relocation of juvenile production from Alyui Bay to N. Bali and Bacan that commenced in late 2002. Inflation in Indonesia, which presently hovers around 5%, continues to press production costs upward. The Company cannot estimate the impact of inflation on its cost of good sold in 2004.

Marketing costs declined by A$240,373, or 28%, to A$618,811 in 2003 due to the decline in revenue from pearl sales and commissions and marketing levies applied to pearl sales.

Administration expenses for 2003 declined by A$384,496 to A$1,629,004. This reduction is part of the Company’s cost reduction strategy whereby it relocated its Indonesian logistics and support center from the more isolated point of Sorong to Bali, which offers excellent access to communication and transport infrastructure, which reduced the Company’s cost to access this center. The strategy of continuing to source and train Indonesian Nationals and reduce the number of expatriate employees has also continued to reduce the Company’s costs of operations.

The Company achieved a pre-tax operating profit of A$1,941,309 in 2003 compared to a pre-tax operating profit of A$5,617,033 in 2002. This decrease of A$3,675,724, or 65%, is primarily due to the decline in revenue from pearl sales and the increase in cost of goods sold that occurred in 2003.

The Company’s income tax expense decreased significantly, from A$2,617,033 in 2002 to A$1,941,309 in 2003. This decrease was due to the decline in the pre-tax operating profit from 2002 to 2003. As a percentage of pre-tax operating profit, income taxes declined to 36% in 2003 from 38% in 2002.

The Company produced a net income of A$1,244,733 for 2003 compared to a net income of A$3,499,017 in 2002, due to the decline in revenue from pearl sales, and the increase in cost of goods sold, as described above.

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

The costs of good sold declined in 2002 to A$2,493,667, from A$2,807,400 in 2001. This cost reduction was primarily due to the effect of a change in accounting principles that affected how the Company accounted for the administration expenses associated with its Indonesian operations. Prior to 2002, administration costs and royalty payments due to Arrow Pearling Company were capitalized and considered to form part of the manufacturing cost of the pearls. Commencing in 2002, the Company began expensing administration costs for the Indonesian operation and including these expenses in administration expenses. These expenses amounted to A$668,264 in 2002. This change in accounting treatment reduced the Company’s cost of goods sold in 2002 and increased its administration costs by the same amount in 2002. Also commencing in 2002, the Company began expensing the royalty payments due to Arrow Pearling as part of the cost of good sold in the year such royalty payments were made. In 2002, the royalty payments amount to A$238,661. Without giving effect to this change in accounting principles, the cost of good sold increased in 2002 by A$354,531, or 13%, from 2001. This increase was primarily due to an increase in the accumulated costs associated with the pearls that were harvested and sold during 2002. As the pearl farm has expended over the last 5 years, the cost of operation has increased at a rate faster than the increase in production. Therefore the per unit cost has increased.

Administration expenses for 2002 were A$2,013,500, which represented an increase of A$833,585 compared to 2001. This significant increase is the result of the change in the accounting treatment of these costs in Indonesia, as described above. Without giving effect to this change in accounting principles, administration expenses increased in 2002 by A$165,321, or 14%, from 2001. This increase was primarily due to higher wages costs in Australia and Indonesia, increased insurance costs and higher professional fees (legal, audit and accounting).

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

The income tax expense of the Company increased significantly over the past three years from nil in 2000 to A$1,551,585 in 2001, and to A$2,118,016 in 2002. This increase occurred as the Company’s pre-tax operating profit increased, and as the Company exhausted its accrued tax credits and prior loss carry forwards that reduced its 2000 and 2001 tax liability. In 2002, the Company also incurred a taxable foreign exchange gain in Indonesia as a result of revaluing the A$ loan from Tansim Pty Ltd to Cendana. The inter-company loan is denominated in Australian Dollars, and the unrealized gain or loss on this loan is assessable for tax purposes in Indonesia. As a result of the movement of these currencies, there is an affect on the taxable gain or loss for the Company. The Company will continue to pay income tax on exchange rate gains and claim deductions for tax purposes on foreign exchange losses in Indonesia in the future.

The Company produced a net income of approximately A$3,500,000 for 2002, compared to a net income of approximately A$4,150,000 for 2001, due to the increased tax liability described above.

Future Business Potential and Constraints

The Company is focused on growing its business and is making a significant effort to ensure that it has a continuous supply of oysters for its Alyui Bay facility. The development of the Company’s Bali hatchery joint venture, a low cost hatchery and logistics, such as the ability to carry out such functions as boat building and longline manufacture at a much cheaper rate and not having to accommodate our staff, in Penyabangan, Bali, and a second joint production arrangement in Bacan Island represent positive steps towards achieving this goal. As the Company develops additional ventures it will have the opportunity to structure production to better suit the differing environmental and production conditions that prevail at a given site.

The Company believes that improved pearl production techniques will ensure that it continues to bring high quality product to the market. The increase in seedings from 200,000 in 2002 to 284,000 in 2003 and an expected further increase to 300,000 in 2004 will improve the economies of scale at the Company’s Alyui Bay site. The absence of production quotas in Indonesia ensures that the quantity of oysters that the Company can nucleate is limited mainly by the Company’s ability to produce juvenile oysters rather than government regulation. This provides the Company with a competitive advantage not available to the Company’s Australian competitors. The quantity and quality of the Company’s pearl production is also determined by the techniques it employs in the nucleation and husbandry of its oysters. Climatic and environmental conditions will affect its future results; these factors can only be managed but not controlled by the Company.

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

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity. Operating costs, including wages, employee amenities and fuel, have been subject to inflationary pressure, with increases in excess of 15% over the past 2 to 3 years. The Company’s operations will continue to be affected, into the foreseeable future, by Indonesia’s economic condition. The ability of the Company to sell its assets in Indonesia depends to a large extent on events beyond the Company’s control. If the Company was forced to abandon its pearl farms due to political unrest, the Company would likely not recover any of its investment in its Indonesian assets.

Resolution of the adverse economic conditions that exist in Indonesia depend to a large degree on fiscal and monetary measures that may be taken by the Indonesian government. Recent national elections held throughout Indonesia have done little to clarify this position. Such actions are beyond the Company’s control, and the Company cannot predict whether the government will be successful in initiating and achieving economic recovery. The Company also cannot determine the future effects that the ongoing adverse economic conditions may have on the Company’s liquidity and earnings, as well as on its Indonesian customers (for pearl meat and Mother of Pearl shell) and suppliers.

B. Liquidity and Capital Resources

Net cash flow provided from operating activities declined from A$2,004,107 in 2002 to A$246,835 in 2003. The decrease was primarily due to a reduction in the proceeds from the sale of pearls of A$1,332,266, a reduction in interest received of A$195,790 and an increase in income taxes paid of $1,028,636. This was partially offset by a reduction in payments to suppliers and employees of A$762,379.

The Company used cash from investment activities in 2003 primarily to purchase new property, plant and equipment in the amount of A$1,119,718, an increase of A$502,600 over funds invested in new assets in 2002. A significant part of this investment related to developing new sources from which to procure juvenile oysters, changing the focus of the Alyui Bay site operations from a fully integrated pearling operation to a dedicated pearl production operation, meaning that juvenile oysters have been removed, and establishing facilities in Bali. The Company paid for these new assets in part from cash from operations, with the balance coming from cash reserves. Cash on hand at the end of 2003 was $A4,301,918, which is down from A$6,119,808 at the end of 2002 due to the Company using its cash reserves to purchase assets and fund its ongoing operations.

The Company paid a dividend of $A878,103 in April 2003 based on the final results of 2002. This contrasted to dividend payments of $A3,402,484 in 2002. The Company does not plan to pay any dividends in 2004.

The Company had no borrowings or long-term debt as of the end of 2003. The Company funds its pearling operations from operational cash flow and cash reserves and plans to continue to do so in 2004. Future investment in assets associated with the maintenance and development of the pearling operations in Indonesia are assessed on their merits as required or when opportunities arise. The Company intends to develop the land that it has obtained pursuant to a 30 year lease at Penyabangan in N. Bali by building a hatchery which is expected to be completed in 2004. Approximately A$120,000 will be spent on capital improvements at this location in relation to the hatchery and ancillary buildings, power generation equipment and hatchery equipment, such as water tanks, autoclave, pumping systems and scientific equipment. The Company will spend an additional A$100,000 at Penyabangan on longlines, panels and cleaning equipment for the housing and husbandry of oysters at the site. The Company also plans to spend approximately A$115,000 for capital equipment at Bacan, which will include expenditures for longlines, cleaning machines, work boats, communications equipment and building upgrades. All planned investments are currently expected to be funded through operational cash flows and cash reserves. The Company is considering entering into a standby banking facility to ensure ongoing funding is available in the event of any significant adverse change in the pearl market. This is expected to be in the form of an overdraft facility that would be available to fund any operational cost if there is a delay in the sale of pearls. The Company believes it has sufficient working capital for its present requirements.

The Company did not raise any funds from capital raising activities during 2003. This was in contrast to 2002 where the Company raised A$2,556,365 from the exercise of options to purchase its Shares. There are no options or other rights to purchase Shares outstanding.

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

D. Trend Information

The Company’s pearl farm and operations are now well established. In 2002, the Company experienced the negative impact of climatic and environmental factors, such as El Nino, that reduced the size and quality of the pearls the Company produced in its 2002 and 2003 harvests. In addition, these factors adversely affected the Company’s production of juvenile oysters required for future pearl production. The Company has implemented a number of initiatives to assure that it has an adequate supply of oysters for future pearl production by diversifying the areas from which it can source juvenile oysters. The Company has also focused its production facilities at Alyui Bay to maximize the number of specially selected oysters that can be seeded and to maintain practices that will maximize the health of these oysters during the growth and development of the pearls. The negative effects associated with the influence of El Nino declined in 2003. The Company does not anticipate that the number of pearls it will harvest during 2004 will increase from 2003. Success in increasing the number of oysters the Company seeds in the next few years combined with improved pearl retention rates will increase the Company’s production of pearls in the longer term.

The decline in recent years in the prices for South Sea pearls, arising partly from large quantities being offered for sale on world markets, has been further exacerbated by a weak economy and a decline in the quality of pearls produced by the Company. This decline occurred due to unfavorable climactic conditions, the Company’s poor experience with second operation pearls and poor quality Saibo tissue. The Company has implemented strategies to correct the second operation and Saibo tissue factors, but many of the other factors that affect price are out of the Company’s control. The Company continues to target the production of pearls it believes will be most sought after by the market and the least subject to these price pressures.

E. Off-Balance Sheet Arrangements

The Company includes all of the revenue, expenses, assets and liabilities of its joint ventures in its consolidated financial statements. As a result, the Company does not have any off-balance sheet arrangements required to be disclosed pursuant to Commission rules.

F. Tabular disclosure of contractual obligations

	Payments due by period
Contractual obligations	Total		less than 1 year		1-3 years		3-5 years	more than 5 years
Long term debt obligations		—		—		—	—	—
Capital (finance) lease obligations		—		—		—	—	—
Operating lease obligations		—		—		—	—	—
Purchase obligations (1)	A$	2,560,000	A$	760,000	A$	1,800,000	—	—

Total	A$	2,560,000	A$	760,000	A$	1,800,000	—	—

(1)	The Company has contractual obligations to fund a portion of the operating costs with respect to facilities at Banyupoh and Bacan that it operates jointly with others. See “Item 4.B Business Overview - Pearling.” and “Item 4.D Information on the Company—Property, Plant and Equipment.” These obligations reflect the total estimated amount the Company will spend with respect to these joint arrangements during the terms of these agreements.

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

WALTER FREDERICK JAMES, M.I.E. (Aust), F.A.I.C.D. (62 years old). Mr. James has served on the Board of Directors since March 23, 1999 and was appointed Chairman of the Board on January 1, 2003. Mr. James has considerable experience in commerce as a director of public and private companies, including his current role as managing director of Wintech International an international company specializing in the manufacture of computer-controlled contour cutting or profiling machines for the foam industry, and as the principal of the business consulting firm, W.F. James & Associates Pty Ltd, specializing in general management and corporate re-structuring. He is a director of several private companies.

GEORGE ROBERT WARWICK SNOW, B.Ec, F.A.I.C.D. (58 years old). Mr. Snow has served as a director since October 28, 1997 and is its Deputy Chairman. Mr. Snow is a graduate in Economics from the Australian National University and has had 28 years experience in finance, property development, real estate management and equity finance. Mr. Snow is the managing director of the Sydney-based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management. He is also the Chairman of Biron Capital Limited, a property finance company.

STEPHEN JOHN ARROW (43 years old). Mr. Arrow has served as a director since June 29, 1999. Mr. Arrow has 23 years experience in the pearling industry in Western Australia and the Northern Territory and is managing director and owner of Arrow Pearl Co Pty Ltd, Western Pearlers Pty Ltd, and a Director and co-owner of Dampier Pearling Co Pty Ltd.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (37 years old). Dr. Taylor has served as a director since September 13, 2000. He was appointed to the role of managing director effective September 1, 2001. Dr. Taylor is a marine biologist and aquaculturist whose Ph.D. research specialized in the husbandry of Pinctada-maxima pearl oysters. Since 1989, Dr. Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr. Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production. From 1996 to 2000, Dr. Taylor held the position of managing director with the Company. Prior to this, he spent three years working for PT Mutiara Cemerlang, which is an Indonesian pearl business.

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, ACIS (38 years old). Mr. Adams was appointed as the Chief Financial Officer and Company’s Secretary on February 1, 2001. He has more than ten years experience in corporate management in the industries of pearling, mining and engineering. He has been employed with the Company for over four years. Prior to joining the Company, Mr. Adams worked for two and a half years as the chief accountant of Advanced Energy Systems Ltd, an engineering firm, which specialised in renewable energy systems, and for five years before that Mr. Adams worked for Transcontinental Resources Group, an organization that had several real estate and mining interests.

JAN SEIR JORGENSEN, Certificate in Aquaculture, NASDS Diver (37 years old). Mr. Jorgensen was appointed to the position of Project Manager in November 2002. He has been employed with the Company since May 1994 and has held various positions in Indonesian pearling operations in the areas of hatchery, farm and administration.

There are no arrangements or understandings with major shareholders, customers, suppliers or others by which any director or member of senior management was appointed to his position. There are no family relationships between any directors or executive officers and any other directors or executive officers.

B. Compensation

The total remuneration paid to each of the Company’s directors and senior managers for services in all capacities during 2003 is set forth below:

	RESPONSIBILITIES	DIRECTORS FEES A$	OTHER A$		SUPER- ANNUATION A$	TOTAL A$
W.F. James	Chairman	60,000	—		4,219	64,219
G.R.W. Snow	Deputy Chairman	33,750	—		3,038	36,788
S.J. Arrow	Non-Executive Director	30,000	—		2,700	32,700
J.J.U. Taylor	Managing Director	—	241,084		21,388	262,472
A.M. Kerr (1)	Non-Executive Director	15,328	—		—	15,328
R.P. Poernomo (1)	Non-Executive Directors	12,500	21,463	(2)	—	33,963
S.C.B. Adams	Chief Financial Officer	—	105,263		9,474	114,737
J.S. Jorgensen	Project Manager	—	149,285		—	149,285

(1)	Retired as Directors of the Company on May 21, 2003.
(2)	Paid by the Company’s wholly-owned Indonesian subsidiary, Cendana.

There are no agreements between the Company and any director or senior manager which provide for benefits upon termination or retirement.

The Company makes compulsory superannuation contributions (retirement benefit contributions) based on a percentage of salary for its Australian employees and executive officers. These plans are Australian-mandated retirement plans.

C. Board Practices

Name	Position with the Company	Term Expires
Walter Frederick James	Chairman of the Board since January 1, 2003 and Director since March 23, 1999.	2007
George Robert Warwick Snow	Director since October 28, 1997.	2006
Stephen John Arrow	Director since June 29, 1999.	2005
Joseph James Taylor	Managing Director since September 1, 2001 and a Director since September 13, 2000.	— (2)
Simon Charles Bunbury Adams	Chief Financial Officer since January 2, 2000 and Secretary since February 1, 2001.	— (3)
Jan Seir Jorgensen	Project Manager since November 5, 2002.	— (3)
Alexander McBride Kerr	Chairman of the Board from May 30, 1997 until December 31, 2002 and Director since August 31, 1993.	2003 (1)
Raden Pandji Poernomo	Director since November 30, 1995.	2003 (1)

(1)	Prof. Kerr and Admiral Poernomo retired as directors at the Company’s Annual General Meeting in May 2003. No additional directors were elected to fill the vacancies created by Prof. Kerr’s and Admiral Poernomo’s retirement.
(2)	The Constitution of the Company stipulates that the Managing Director does not have to retire and be re-appointed. Mr. Taylor’s employment contract has a term of three years and expires on December 31, 2007, unless extended by the mutual agreement of the parties.
(3)	These are executive positions within the Company which have no fixed term of employment.

There are no agreements between the Company and any director which provide for benefits upon termination or retirement.

All current Directors are members of the audit committee. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the Company’s business activities. The activities of the committee ensure that the financial information prepared for use by the Board in determining policies or for inclusion in the Company’s financial reports is of the highest quality and is as reliable as possible. The committee, from time to time, requests the external auditor, the Company’s financial controller and the Company’s Chief Financial Officer to provide information at its meetings.

The Company does not have a compensation committee. Remuneration of executives is set by the Board and when the issue of compensation for the Managing Director is discussed, this director abstains from the meeting and is not present during such discussions. Compensation for the Directors is set in line with current industry standards.

D. Employees

The table below sets forth the number of employees of the Company at the end of the indicated year by general category of job position.

Number of Employees	2003	2002	2001
Australia – management, administration and support	5	5	5
Indonesia –
Expatriates – management, technical support and security	7	8	12
Indonesian locals	339	245	232
Management and security	33	35	—

Technical – nucleation/hatchery	14	N/A	13

General oyster husbandry	187	116	71

Building and maintenance	12	N/A	11

Mechanical and engineering	12	10	12

Trade specialists	28	25	24

Hatchery personnel	5	5	8

Administration and logistics	12	54	46

Domestics	12	N/A	27

Transport and shipping	24	N/A	20

N/A – Not Allocated

The Company continued to promote Indonesian staff into senior positions during 2003. With the development of additional operations in Bacan and Bali, several key national staff and experienced expatriate managers have been relocated to these new projects, which relocations have created opportunities for the more experienced Indonesian staff to take on senior positions at Alyui.

The number of employees has increased as a result of the Company’s additional operations in Bali and Bacan.

The employees are not represented by unions and union membership is not compulsory in Indonesia.

E. Share Ownership

The following table sets forth the number of ordinary shares of common stock and the percentage of total ordinary shares outstanding beneficially owned by each of the Company’s directors and senior management as of June 28, 2004.

Name	No. of Shares Beneficially Owned	Percentage of Shares Outstanding
Walter Frederick James	—	—
George Robert Warwick Snow	14,025,744	15.97%
Stephen John Arrow	1,952,934	2.22%
Joseph James Uel Taylor	65,000	0.07%
Simon Charles Bunbury Adams	—	—
Jan Seir Jorgensen	2,000	*

*	Less than 0.01%

There are currently no outstanding options to purchase Shares of the Company. In addition, there are currently no arrangements involving the issuance of Shares or options to purchase Shares of the Company to employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to the Company to be the beneficial owner of 5% or more of the Shares of the Company.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class(1)
Ordinary Shares	Dampier Investment Group Pty Ltd. (2)	14,025,744	15.97%

(1)	Based on 87,810,254 Shares outstanding as of July 9, 2004.
(2)	Mr. George Snow is the beneficial owner of the shares held by the Dampier Investment Group.

In 2001, the Dampier Investment Group Pty Ltd. (“Dampier”) acquired 4,758,581 Shares pursuant to the conversion of the Company’s convertible notes. All Shares owned by Dampier have the same voting rights as the Company’s other Shares.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no agreements in place which could result in a change of control of the Company.

As of May 31, 2004, 2,365,750 Shares, or 2.69%, were held on record by 214 persons with U.S. addresses. In addition, 20 persons with U.S. addresses were record holders of 5,085,820 ADSs as of May 31, 2004. Accordingly, the Company has a minimum of 224 U.S. record holders, who own at least 7,450,000 or 8.49%, of the Company’s Ordinary Shares.

B. Related Party Transactions

Admiral R.P. Poernomo who retired as a Director of the Company in May 2003 received A$47,255, A$37,095 and A$30,736 in each of 2003, 2002 and 2001, respectively, for providing office facilities and administration services for the Company’s Indonesian subsidiary in Jakarta, Indonesia.

WF James & Associates Pty Ltd (“WF James & Associates”), a company of which Mr. W.F. James, a director of the Company, is a principal, provided consulting services to the Company in the years 2002 and 2001. The Company paid a total of A$9,360 and A$16,500 in each year, respectively. No fees were paid to WF James and Associates in 2003 in respect of consulting services.

In March 1999, the Company entered into a consulting agreement with Arrow Pearl Co Pty Ltd (“Arrow”), a company owned by Mr. Arrow and for which he serves as managing director. Mr. Arrow is a director of the Company. Pursuant to this agreement, staff of the Company is trained as pearl operation technicians at the Indonesian pearl farm. The Company paid Arrow A$177,566, A$232,061 and A$297,886 during the years 2003, 2002 and 2001, respectively, under the terms of the agreement. The agreement is for a term of five years and automatically renews for an additional five years unless terminated by either party.

The Company rented office space in North Fremantle, Western Australia, from Arrow until June 30, 2004. The Company paid rent of A$36,430, A$35,000 and $8,750 to Arrow in 2003, 2002 and 2001 respectively. In 2001 the Company paid Arrow A$7,858 to reimburse the cost of shared office facilities.

During 2003, sales of individual pearls of small quantities were made to some staff and directors on normal commercial terms.

C. Interest of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see Item 17 for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

The Company is not a party to any material legal proceedings, and was not a party to any material legal proceedings during 2003.

Dividend Policy

The Company paid one dividend in April 2003 amounting to A$878,103. This compares to two dividends during 2002 that totaled A$3,402,484 and one dividend in 2001 for A$1,507,399, which was the Company’s maiden dividend. In deciding whether to declare a dividend, the Company compares the amount of its profits to its anticipated cash needs for ongoing working capital, taxes and anticipated capital expenditures, and evaluates these factors in view of global environmental, political and market uncertainties. The Company has proposed it will not pay dividends during 2004.

B. Significant Changes

There have been no significant subsequent events following the close of 2003 up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Trading Market for American Depositary Receipts (ADRs)

The Shares trade in the United States in the form of ADRs issued by the Bank of New York. Each ADR represents a specified number of ADSs, which each evidence ownership of 20 Shares of the Company. On May 31, 1995, the Company’s ADRs began trading on the over-the-counter bulletin board service of the National Association of Securities Dealers under the symbol APCFY. On September 12, 1996, the Company’s ADRs were listed and began trading on the SmallCap Market of the National Association of Securities Dealers, Inc. under the symbol APCFY. The quotations set forth below represent the high and low closing bid prices of the Company’s ADRs for the periods specified and, are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, do not necessarily represent actual transactions, and may reflect only fluctuations in exchange rates between the United States Dollar and Australian Dollar:

For the Year Ended:	High Closing Bid Price	Low Closing Bid Price
	(US$)	(US$)
1999	5.00	1.66
2000	4.38	1.88
2001	4.09	2.00
2002	5.55	3.60
2003	4.91	2.65

For the Quarter Ended:	High Closing Bid Price	Low Closing Bid Price
	(US$)	(US$)
2002
March 31	5.13	3.60
June 30	5.55	4.70
September 30	5.06	4.33
December 31	4.70	4.19

2003
March 31	4.91	3.50
June 30	4.30	3.25
September 30	4.05	3.10
December 31	3.35	2.65

For the Month Ended:	High Closing Bid Price	Low Closing Bid Price
	(US$)	(US$)
December 31, 2003	3.35	3.06
January 31, 2004	3.76	3.35
February 28, 2004	4.19	3.50
March 31, 2004	4.19	2.88
April 30, 2004	3.35	3.01
May 31, 2004	2.90	2.70

Trading Market for the Shares

The principal non-United States trading market for the Shares is the Australian Stock Exchange. The Company cannot practicably determine what percentage of its Shares traded on the Australian Stock Exchange are held by U.S. persons. The quotations set forth below represent the high and low closing sales prices of the Company’s Shares during the periods indicated:

For the Year Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)
1999	0.39	0.12
2000	0.36	0.18
2001	0.42	0.18
2002	0.52	0.35
2003	0.40	0.20

For the Quarter Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)
2002
March 31	0.52	0.35
June 30	0.51	0.42
September 30	0.49	0.41
December 31	0.45	0.36

2003
March 31	0.40	0.28
June 30	0.32	0.27
September 30	0.30	0.20
December 31	0.24	0.20

For the Months Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)
December 31, 2003	0.22	0.20
January 31, 2004	0.24	0.21
February 28, 2004	0.28	0.22
March 31, 2004	0.26	0.20
April 30, 2004	0.22	0.19
May 31, 2004	0.20	0.185

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not required.

B. Memorandum and Articles of Association

A description of the Company’s Constitution is contained in Item 10B of its Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (Registration No. 000-28186), which was filed with the Commission on July 18, 2002. Item 10B of the Company’s 2001 Annual Report is incorporated by reference herein.

C. Material Contracts

Office Rental Agreement Denpasar Bali

In June 2003, Cendana entered into a rental agreement with Nyoman Ardana for the use of an office building of approximately 225 square meters located at Jalan Sekar Jepun V Nomor 21 Gatot Subroto Timur - Denpasar 80237 Bali Indonesia. This rental agreement is for a term of three years and four months. The annual rental is equivalent to A$1,500 per annum and is paid in advance for the full term of the lease.

Production and Grow-out site, Penyabangan, North Bali

In December 2003, the Company obtained approval from the Indonesian authorities and the local village for the establishment of a water lease near the coastal village of Penyabangan in Northern Bali. The Company secured this lease to ensure its access to juvenile oyster production facilities in the area when the arrangement at Banyupoh ceases in 2005. In March 2004, another lease was granted by the local village for the exclusive use of a parcel of land adjacent to the ocean lease that was secured in December 2003. Development of this facility includes a low cost hatchery center, targeted for completion in 2004. The Company intends to develop the site to support its future boat building and other manufacturing/support activities for the more remote locations elsewhere in Indonesia. The agreements are for a term of 30-years in relation to 0.2 hectares of land and one hectare of ocean, with payments of approximately A$15,000 paid up front and A$200 payable per month for the term of the lease.

The Bacan Joint Production Agreement

In March 2004, the Company entered into a joint production agreement with Cahaya Cemerlang to access the leases and facilities located around Bacan Island in the province of North Maluku, Indonesia. In return for the use of the facilities and leases the Company funds and provides the technical input for the production of juvenile oysters. Oysters that are produced at this site are to be divided equally after the age of 6 months. Any oysters that are not removed from the site before 12 months are divided in the ratio of 70% to Cendana and 30% to Cahaya Cemerlang. The arrangement has a 5 year term and an option to extend if both parties agree at the end of the arrangement.

The Banyupoh Bali Hatchery Joint Venture

In July 2002, the Company entered into an agreement with Abadi for a 70% interest in a pearl oyster hatchery and associated sea leases in Northern Bali, Indonesia. The Company re-commissioned equipment from its original Kupang hatchery at minimal costs to use at this facility. The Company contributes 70% of all costs associated with the funding for the operation and receives 70% of the production of juvenile pearl oysters from the operation. The agreement is for an initial term of three years until August 2005 with an option to extend the arrangement for an additional year if mutually agreed. At the end of the agreement term, the Company will take 70% of any shared assets or be compensated for those that are immovable. Most of the fixed assets that have been purchased are in the form of longlines, floats and nets that are used to accommodate the oysters, which are easily split. The portion of these that have been used by the Company will be dismantled and taken to the Company’s nearby facility at Penyabangan. Staff employed by the joint entity perform the day-to-day functions of the facility, but are supervised by the Company. The staff persons hired to run this facility do not have separate tasks delegated to them. They work for both entities and the cost of their wages is paid from the joint funds contributed by the parties. See “Item 4.B. Business Overview – The Pearling Project” and Item 4.D. Information on the Company – Property, Plant and Equipment.”

Lease agreement between the Company and Arrow Pearl Co Pty Ltd

On July 30, 2001, the Company entered into a lease agreement with Arrow Pearl Co Pty Ltd for office space at 6 Rous Head Road, North Fremantle, Western Australia. The lease arrangement commenced on September 1, 2001 and was for a period of two (2) years. Mr. Stephen Arrow is a director of both the Company and Arrow Pearl Co Pty Ltd. Pursuant to the terms of the lease, the rent was subject to increase based on annual changes in the Consumer Price Index. The Company paid the equivalent of A$36,144 annually in monthly installments until June 30, 2004, when the Company relocated to new office space. See “Item 4.D. Information on the Company-Property, Plant and Equipment” and “Item 7. Major Shareholders and Related Party Transactions.”

Pearl distribution agreement between the Company and Pearlautore International Pty Ltd

The Company appointed Pearlautore International Pty Ltd as its exclusive valuer and distributor of South Sea pearls on January 1, 2000. This agreement was scheduled to expire on December 31, 2003. The agreement automatically renewed in January 2004 on substantially the same terms for a period of two years, as neither party exercised its option to terminate the agreement. Pearlautore International Pty Ltd receives a commission of between 5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

Employment agreement between the Company and Dr. Joseph James Uel Taylor

The Company and Dr. Taylor entered into an employment agreement effective September 1, 2001 and renewed it effective on January 1, 2004, pursuant to which Dr. Taylor serves as the Company’s Managing Director. The Agreement provides for the payment of approximately A$250,000 in salary per year. The agreement may be terminated by either party upon four months’ notice. Dr. Taylor now resides in Indonesia and as such, part of his salary is paid by Cendana, and the balance is paid by Atlas Pacific Limited. The contract is bifurcated to reflect the payments from the different entities within the group.

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

Lease agreement between the Company and Mr. David Morrison

In June 2004, the Company entered into a lease agreement with Mr. David Morrison for office space at 43 York Street, Subiaco, Western Australia. The lease arrangement commenced on July 1, 2004 and is for a period of three (3) years. The Company will pay an amount of A$18,000 per annum in equally monthly installments for the term of the lease. The lease has an option which allows the arrangement to be extended for an additional three (3) years under similar terms. The office space is approximately 275 square meters in area.

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

A foreign corporation is classified as a passive foreign investment company (a “PFIC”) in any year in which at least 75 percent of its gross income is passive income, or in which a at least 50 percent of its assets produce passive income. Passive income includes interest income from cash holdings and profits from the sale of marketable securities, even if derived from an active business. During 1995 and 1996, substantially all of the Company’s gross income was passive income derived from the sale of its investment securities and from interest income. Therefore, the Company has determined that it was a PFIC during 1995 and 1996. However, the Company has not been a PFIC since 1996. While no absolute assurance can be given, the Company believes that it most likely will have a sufficiently high percentage of non-passive gross income (sales minus cost of sales) derived from the sale of pearls, and sufficiently high percentage of assets producing non-passive income, for 2004 and for the foreseeable period thereafter, to avoid PFIC status in 2004 and for the foreseeable period thereafter.

However, under a special “once a PFIC – always a PFIC” rule contained in the Internal Revenue Code, if a foreign corporation is a PFIC during any year in which a U.S. shareholder owned shares or ADRs in that foreign corporation, that U.S. shareholder forever continues to be subject to the special adverse PFIC tax regime with respect to those ADRs or Shares, even if the foreign corporation is no longer a PFIC, unless a special “purging election” has been made. Thus, a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 will be subject to the special PFIC rules on gain from the sale of those Shares or ADRs, even if they are sold in 2004 or thereafter, and even if the Company is not a PFIC during 2004 and thereafter, unless that U.S. Portfolio Stockholder has made the special “purging” election. By contrast, a U.S. Portfolio Stockholder whose holding period in its Shares or ADRs began after 1996 will not be subject to the PFIC rules, if, as anticipated by the Company, the Company is no longer a PFIC during 2004 and thereafter.

Under the PFIC rules applicable in 2004 and thereafter to a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 but does not make a “purging election,” that U.S. Portfolio Stockholder who sells the Shares or ADRs at a gain, whether in 2004 or thereafter, will be subject to a special additional tax. To compute this additional tax, (i) the gain is allocated ratably over the U.S. Portfolio Stockholder’s holding period for the ADRs or Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income, and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. Such a U.S. Portfolio Stockholder will also be subject to a special additional tax on certain excess distributions from the Company, will be denied a step-up in tax basis on Shares and ADRs on the death of a U.S. individual shareholder, and will be required to comply with burdensome annual reporting requirements.

A U.S. Portfolio Stockholder in 2004 who owned Shares or ADRs in 1996 could have avoided the “once a PFIC – always a PFIC” rule, and thus avoided the PFIC rules for post-1996 years, by making a “purging election.” Additional information concerning the “purging election” is found in Treasury Regulation 1.1297-3T.

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

Another election that in some cases is available to a U.S. shareholder of a PFIC is the “mark-to-market” election. Under this election, the excess of the fair market value of the PFIC stock at the end of the tax year over its adjusted basis (as increased to reflect net previous inclusions of “mark-to-market” gains over previous “mark-to-market” losses) is included as ordinary income in the current year. Additional information concerning the “mark-to-market” election is contained in Treasury Regulations 1.1296-1 and 1.1296-2. There are some technical uncertainties as to the application of the “mark-to-market” rules for Atlas shares in 2004, due to the fact that Treasury Regulation 1.1296-1 applies to taxable years beginning on or after May 3, 2004, and due to some uncertainty as to the circumstances in which NASDAQ-traded ADR’s of Australian Stock Exchange – traded companies qualify under Treasury Regulation 1.1296-2 to be subjects of the “mark-to-market” election.

The foregoing is a general summary of the implications of the PFIC rules. Special rules may apply to specific types of investors, such as dealers in securities. The PFIC rules have been amended frequently, and future amendments are quite possible. U.S. Portfolio Stockholders in 2004 whose holding period in its Shares or ADRs extends back to 1996 should consult their own tax advisers as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

Taxation of Dividends

The Company paid its maiden dividend in 2001 and paid dividends in 2002 and 2003.

In IRS Notices 2003-69, 2003-71, and 2003-79, the Internal Revenue Service set forth the criteria it would apply to determine if dividends paid by an Australian or other foreign corporation, such as the Company, can qualify for the reduced 2003-2008 individual U.S. tax rates (generally 15%) applicable to qualifying dividends. Under Notices 2003-69, 2003-71 and 2003-79, an Australian corporation is a “qualified foreign corporation” whose dividends can qualify for the reduced tax rate if the Australian corporation qualifies as a resident of Australia, and qualifies under the limitations of benefits clause, for the benefits of the Australian – U.S. income tax treaty. An Australian corporation can also qualify if the ADR on which the dividend is paid is readily tradable on NASDAQ or other established securities market in the U.S. Further, to pay qualifying dividends, the Australian corporation must not be, for the taxable year of the Australian corporation in which the dividend was paid, or the preceding taxable year, a foreign personal holding company, a foreign investment company, or a PFIC. Certain holding period requirements must also be met. With respect to individuals whose holding period in the Company stock began after the Company’s 1996 PFIC year, the Company believes that its dividends can qualify for the reduced post-2002 individual tax rates applicable to qualifying dividends.

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

G. Statement by Experts

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

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to the Managing Director, Atlas Pacific Limited, 43 York Street, Subiaco Western Australia 6008, telephone number (61) (8) 9380-9444 or facsimile number (61) (8) 9380-9970.

I. Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The following table sets forth the types of instruments held by the Company that are subject to fluctuation in interest rates as of December 31, 2003 and the terms of such instruments:

	Fair Value at Dec. 31, 2003	Fair Value at Dec. 31, 2002	Terms
	A$	A$
Cash in hand and at bank	1,533,897	1,310,919	Current account with interest receivable at 3.83% (2002 – 4.49%) and cash on hand
Fixed Term Deposit	2,768,021	1,181,499	Interest receivable at 5.01% (2002 – 4.75%) maturing within one month
Bank Bond	—	1,027,390	Interest receivable (2002 – 5.23% maturing within nine months)
Bills of Exchange	—	2,600,000	Interest receivable (2002 – 4.80%) maturing within one month)

	4,301,918	6,119,808

The carrying amount of trade accounts payable and trade accounts receivable approximate their fair values. See “Item 17. Financial Statements – Note 32– Additional Financial Instruments Disclosure.”

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	2003	2002
	A$	A$
Amounts receivable:
Indonesia Rupiah	298,712	44,834
Japanese Yen	537,594	824,629
US Dollars	—	191,037

	836,306	1,060,500

Amounts Payable:
Indonesian Rupiah	1,106,923	614,866
US Dollars	—	35,721

	1,106,923	650,587

Commodity Price Risk

The Company is subject to the risk of price changes in the pearl market. The market price of South Sea pearls is similarly determined at auctions held throughout the year, although some pearls are now being sold at private events in negotiated transactions. The prevailing market price is largely determined by the quality and the quantity of pearls available. This commodity price risk is not actively managed by the Company.

Foreign Currency Exchange Rate Risk

The Company’s functional currency is Australian Dollars although a portion of the business is transacted in foreign currencies. The Company is exposed to foreign currency fluctuations as a result of operations in Indonesia and receipt of pearl sales proceeds predominantly in Japanese Yen.

The Company operates pearl farms in Indonesia. As a result a significant proportion of the Company’s ongoing operating expenses are incurred in Indonesian Rupiah. Accordingly, the Company is exposed to the risk of adverse changes occurring in the Indonesian Rupiah/Australian Dollar exchange rate. The Company’s investment in its Indonesian subsidiary is accounted for by the temporal method of foreign exchange conversion and gains and losses are taken in to the Company’s current year’s financial statements. The Company does not hedge against this investment.

Nearly all pearl sales are denominated in Japanese Yen. The Company has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 24 months. See “Item 17. Financial Statements - Note 32 to Financial Statements.”

The net foreign exchange gain/(loss) incurred, as a result of movements of both the Japanese Yen and the Indonesian Rupiah against the Australian Dollar, in 2001, 2002 and 2003 was (A$8,488), A$187,284 and A$525,344, respectively.

The Company’s policy is to enter into forward foreign exchange contracts to hedge up to 70% and 40% of foreign currency sales expected within 12 and between 12 and 24 months, respectively. The amount of anticipated future sales is forecast in light of current conditions in foreign markets and experience in the pearling industry.

The following table sets forth the gross value in Australian Dollars to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Company (as of December 31):

	Weighted average exchange rate		Gross Value A$
Sell Japanese Yen	2003	2002	2003	2002
Settlement Period – Not later than one year	70.13	66.13	7,310,601	9,939,247
One to two years	70.81	64.62	500,000	1,500,000

These forward exchange contracts are hedging anticipated sales that are due within 24 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrealized gains and losses as of December 31, 2003 and 2002 on hedges of foreign currency sales anticipated to take place in the future are set forth below:

	Gains A$		Losses A$
	2003	2002	2003	2002
Expected Sale Year
Not later than one year	922,729	172,174	—	(28,570)
One to two years	58,891	55,688	—	—

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

ITEM 15. CONTROLS AND PROCEDURES

(a)	Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) within the 90 day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b)	There have been no significant changes (including corrective actions with regard to significant deficiencies or material weakness) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of all of the members of the board of directors. None of these directors meets the definition of an audit committee financial expert, as defined for the purposes of Item 16A. of Form 20-F. The Company has determined the number of directors that make up the board, and therefore the audit committee, reflects the appropriate level of governance for a Company of this type and size. All of the audit committee members have experience with the financial management of a company and are familiar with the reports that are provided by management for the purpose of reporting the financial position of the business.

ITEM 16B. CODE OF ETHICS

The Company has not yet adopted a Code of Ethics relating to the conduct of the principal executive officer, the principal financial officer, the principal accounting officer or other officers who perform a similar role. All senior executives operate on the basis of trust and there is open discussion between the chairman and other directors and the senior management. The Company has a plan in place to develop such a code of conduct over the next 12 months. Until now, the resources needed to develop such a set of procedures has not been available.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s auditor are as follows:

	2003			2002
Audit Fees
Auditors of the Company	A$	40,890		A$	24,998
Auditors of the Company’s subsidiaries	A$	12,776		A$	62,162
Tax Fees	A$	31,732	(1)	A$	70,459

(1)	This amount was paid to the former auditor of Cendana.

Audit Fees consist of fees for the audit of our financial statements, and those of our subsidiaries, and review of documents in connection with filings with the SEC and other statutory or regulatory filings. Audit-Related Fees consist of fees, other than Audit Fees, for assurances and related services that are reasonably related to the performance of the audit and review of our financial statements. Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning. All Other Fees consist of financial consulting fees.

Our Board of Directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report (refer to Appendix 1).

ITEM 18. FINANCIAL STATEMENTS

Not required.

ITEM 19. EXHIBITS

1.1	Constitution(6)

2.1	Form of American Depositary Receipt (2(i)) (1)

2.2	Form of Stock Certificate (2(ii)) (1)

2.3	Deposit Agreement between the Company and the Bank of New York (As amended and filed with Form F-6) (2(iii)) (1)

4.1	Loan Agreement between the Company and Nusantaqua (3(B)(iii)) (1)

4.2	Joint Funding Agreement between Nusantaqua, Tansim and Cendana (3(B)(iv)) (1)

4.3	Water lease dated March 11, 1993 between PT Perintis Ardindo Nusa and the Government of Nusa Tenggara Timur Province Fisheries Services, with English translation (3(B)(vi)) (1)

4.4	Expansion to Water Lease dated March 10, 1995 between PT Perintis Ardindo Nusa and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (3(B)(vii)) (1)

4.5	Lease of 5 hectares of land dated October 6, 1992 between PT Perintis Ardindo Nusa and the Badan Pertanahan Nasional Sertipikat, with English translation (3(B)(viii)) (1)

4.6	Lease of 0.3 hectares of land dated September 4, 1994 between Dr. T.P.G. Purchase and Mr. Paulus Bissilisin, with English translation (3(B)(ix)) (1)

4.7	Water leases dated January 9, 1998 between PT Cendana Indopearls and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (2xx) (2)

4.8	Land and water lease dated September 30, 1997 between the Company and the Kawe tribe at Selpele village with English translation (2xxiv) (3)

4.9	Consultancy Agreement between the Company and Arrow Pearl Co Pty Ltd for training and technical expertise, dated March 3, 1999 (2xxiv) (4)

4.10	Land lease dated July 1, 1999 between the Company and Korinus Ayelouw with English translation (2xxv) (4)

4.11	Form of Director’s Access, Insurance and Indemnity Deed between the Company and each director (2xxix) (4)

4.12	Letter of Appointment of Pearlautore International Pty Ltd as exclusive valuer and distributor of Atlas Pacific Limited South Sea Pearls (2xxiii) (5)

4.13	Memorandum of Understanding dated January 9, 2001 for the lease of the Kupang facilities between the Company and PT Timor Otsuki Mutiara (2xxiv) (5)

4.14	Letter of Extension dated May 3, 2001 for Distribution Agreement with Pearlautore International Pty Ltd (4xxvi) (6)

4.15	Joint Production Agreement dated July 2002 between the Company and PT Horiko Abadi for the joint operation of an oyster hatchery and associated sea leases in Banyupoh, Northern Bali, with English translation (4xix) (7)

4.16	Employment Agreement dated November 18, 2002 between the Company and Mr. Jan Jorgensen (4xx) (7)

4.17	Joint Production Agreement dated March 21, 2004 between PT Cendana Indopearls and PT Cahaya Cemerlang for the joint operation of an oyster hatchery and associated sea leases in Bacan Island in the North Maluku province of Indonesia (English translation) (8)

4.18	Office lease dated May 20, 2003 between PT Cendana Indopearls and Nyoman Ardana and Wayan Kariami (English translation) (8)

4.19	Water lease dated December 15, 2003 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation) (8)

4.20	Land lease dated March 1, 2004 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation) (8)

4.21	Employment Agreement dated December 30, 2003 between the Company and Dr. Joseph Taylor (8)

4.22	Employment Agreement dated December 30, 2003 between PT Cendana Indopearls and Dr. Joseph Taylor (8)

4.23	Office lease dated June 8, 2004 between the Company and Mr. David Morrison (8)

8.1	List of Subsidiaries (6)

12.1	Section 302 Certification of Chief Executive Officer (8)

12.2	Section 302 Certification of Chief Financial Officer (8)

13.1	Section 906 Certification of Chief Executive Officer (8)

13.2	Section 906 Certification of Chief Financial Officer (8)

(1)	Previously filed as an Exhibit of the number shown in parenthesis on the Registrant’s Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.
(2)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1996 and incorporated herein by reference.
(3)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997 and incorporated herein by reference.
(4)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.
(5)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(6)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.
(7)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
(8)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS PACIFIC LIMITED

/s/ W F James
W.F. James,
Chairman

Dated: July 14, 2004

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Atlas Pacific Limited as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ G.F. Brayshaw
BDO Chartered Accountants
Perth
Western Australia, Australia
July 15, 2004

Statements of financial performance

Atlas Pacific Limited and its Controlled Entities

For the years ended 31 December

(Australian Dollars)

		CONSOLIDATED
	Note	2003 $	2002 $	2001 $

Revenue from sale of goods	2	8,858,413	10,598,812	10,910,497
Other revenues from ordinary activities	2	778,980	742,636	425,487

Total revenue	2	9,637,393	11,341,448	11,335,984

Expenses from ordinary activities
Cost of goods sold		(5,049,131)	(2,493,667)	(2,807,400)
Marketing expenses		(618,811)	(859,184)	(848,684)
Administration expenses		(1,629,004)	(2,013,500)	(1,179,915)
Borrowing costs	3	(124)	(3,295)	(345,154)
Other expenses from ordinary activities		(399,014)	(354,769)	(452,476)

Total expenses		(7,696,084)	(5,724,415)	(5,633,629)

Profit from ordinary activities before related income tax expense		1,941,309	5,617,033	5,702,355
Income tax expense relating to ordinary activities	4	(696,576)	(2,118,016)	(1,551,585)
Profit from ordinary activities after related income tax attributable to members of the parent entity	17	1,244,733	3,499,017	4,150,770

Basic earnings per share	5	0.0142	0.0423	0.0680

Diluted earnings per share	5	0.0142	0.0403	0.0510

The accompanying notes form part of these financial statements.

Statements of financial position

Atlas Pacific Limited and its Controlled Entities

As at 31 December

(Australian Dollars)

		CONSOLIDATED
	Note	2003 $	2002 $	2001 $

Current assets

Cash assets	6	4,301,918	6,119,808	5,355,354
Receivables	7	1,253,030	1,182,741	2,094,927
Inventories	8	3,333,948	2,924,061	1,082,324
Self-generating and regenerating assets	9	2,165,998	2,671,601	2,217,376

Total current assets		11,054,894	12,898,211	10,749,981

Non-current assets

Receivables	7	—	—	—
Inventories	8	121,836	145,237	100,498
Self-generating and regenerating assets	9	8,406,627	8,203,530	7,489,891
Property, plant and equipment	11	2,458,214	2,194,935	2,302,436
Intangible assets	12	—	247,776	499,717
Deferred Tax Asset	4	150,563	25,792	21,607

Total non-current assets		11,137,240	10,817,270	10,414,149

Total assets		22,192,134	23,715,481	21,164,130

Current liabilities

Payables	13	766,980	935,500	1,153,705
Interest-bearing liabilities	14	—	—	136,596
Current tax liabilities	4	—	1,720,422	1,534,461
Provisions	15	122,946	124,387	160,885

Total current liabilities		889,926	2,780,309	2,985,647

Non-current liabilities

Interest-bearing liabilities	14	—	—	—
Deferred tax liabilities	4	406	—	1,877

Total non-current liabilities		406	—	1,877

Total liabilities		890,332	2,780,309	2,987,524

Net assets		21,301,802	20,935,172	18,176,606

Equity

Contributed equity	16	18,849,092	18,849,092	16,183,065
Retained profits	17	2,452,710	2,086,080	1,993,541

Total equity		21,301,802	20,935,172	18,176,606

The accompanying notes form part of these financial statements.

Statement of cash flows

Atlas Pacific Limited and its Controlled Entities

For the years ended 31 December

(Australian Dollars)

	CONSOLIDATED
	2003 $	2002 $	2001 $
Cash flows from operating activities
Proceeds from pearl and oyster sales	9,957,459	11,289,725	9,651,867
Proceeds from other operating activities	59,471	30,037	64,158
Interest paid	(124)	(7,731)	(466,272)
Interest and bill discounts received	169,096	364,886	199,181
Payments to suppliers	(6,972,312)	(7,734,691)	(6,258,041)
Income tax paid	(2,966,755)	(1,938,119)	(32,442)

Net cash provided by/(used in) operating activities (Note 22.2)	246,835	2,004,107	3,158,451

Cash flows from investing activities
Advances to controlled entities	—	—	—
Payments for property, plant and equipment	(1,119,718)	(617,118)	(461,588)
Proceeds on disposal of fixed assets	115,849	15,828	—

Net cash provided by/(used in) investing activities	(1,003,869)	(601,290)	(461,588)

Cash flows from financing activities
Dividend Payment	(878,103)	(3,402,484)	(1,570,399)
Receipts from conversion of options	—	2,556,365	—
Repayment of convertible notes	—	(22,498)	—

Net cash provided by/(used in) financing activities	(878,103)	(868,617)	(1,570,399)

Net increase/(decrease) in cash held	(1,635,137)	534,200	1,126,464
Cash at the beginning of the financial year	6,119,808	5,585,608	4,455,056
Effects of exchange rate changes on the balances of cash held in foreign currencies	(182,753)	—	4,088

Cash and term deposits at the end of the financial year (Note 22.1)	4,301,918	6,119,808	5,585,608

The accompanying notes form part of these financial statements.

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003, 2002 AND 2001

(Australian Dollars)

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

The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealized profits resulting from intra-group transactions have been eliminated.

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

The Consolidated Entity has applied AASB1037 Self-Generating and Regenerating Assets (SGARAs). The standard requires that all inventory which is a non-human living asset is to be treated separately from other inventory. SGARAs must be measured at net market value and the increment/(decrement) in net market values of the SGARAs is to be recognized as revenue/(expense) in the statement of financial performance.

The value of the SGARAs is only recognized when it can be measured reliably.

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

The details of the SGARAs that are held by the economic entity as at 31 December are provided at Note 9.

1.6	Revenue recognition

(a)	Sales Revenue – comprised of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognized when the goods are provided or when the fee in respect of services provided is receivable.

(b)	Interest Income – recognized as it accrues.

(c)	Asset Sales Revenue – comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

(d)	Inventory Revaluation – in accordance with accounting standard AASB1037 Self-Generating and Regenerating Assets, any increase in the net market value of these assets are recognized as revenue at the time of the revaluation.

1.7	Investments

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

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount and the write-down is included in the statement of financial performance.

1.9	Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives.

The depreciation rates used for each class of depreciable assets are:

	Depreciation rate
Class of fixed asset	2003	2002	2001
Leasehold land & buildings & improvements	5-10%	5-10%	5-10%
Vessels	10%	10%	10%
Plant & equipment	20-50%	20-50%	20-50%

1.10	Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortized on a straight line basis over the period of 5 years. The balances are reviewed annually and any balance representing future benefits for which the realization is considered to be no longer probable are written off.

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

(b)	a provision for deferred income tax is created for

(i)	expenses which are currently deductible in determining taxable income but which have not been taken up in arriving at the operating profit, and

(ii)	revenue which has been included in operating profit but which is not yet assessable for tax,

(c)	a future income tax benefit is brought to account for

(i)	expenses which have been taken up in arriving at the operating profit but are not currently deductible for income tax purposes, and

(ii)	revenue which is currently assessable for tax but which has not yet been included in operating profit,

(iii)	income tax losses carried forward.

•	Future income tax benefits are not brought to account unless realization of the benefits is virtually certain.

Realization is contingent upon

(i)	deriving future assessable income of a nature and of an amount sufficient to enable the benefit of the deductions for the losses to be realized,

(ii)	the company continuing to comply with the conditions for deductibility imposed by the law, and

(iii)	no changes in the legislation which would adversely affect realization of the benefit of the losses.

1.13	Bills of exchange

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognized as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

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

	Consolidated
	2003 $	2002 $	2001 $
2. Revenue from ordinary activities

Revenue from operating activities
Sales revenue	8,858,413	10,598,812	10,910,497
Revenue from joint venture partners	—	85,922	162,148
Interest received – other parties	194,150	364,886	199,181
Net Foreign exchange gain	525,344	—	—
Total other revenues	4,294	227,904	—

	9,582,201	11,277,524	11,271,826

Revenue from outside operating activities
Insurance proceeds received	—	—	11,128
Property rental	55,192	63,924	53,030

	55,192	63,924	64,158

Total revenue	9,637,393	11,341,448	11,335,984

3. Profit from ordinary activities before income tax expense

The operating result before income tax has been determined after charging/(crediting) the following items:
Borrowing Costs
Interest paid - other corporations	124	3,295	345,154

Operating lease rental costs	56,732	57,137	75,459

Movements in provisions
Depreciation property, plant and equipment	26,914	17,566	10,617
Amortization of goodwill on acquisition of minority interest	247,777	251,941	249,858
Provision for employee entitlements	4,542	42,374	3,847

Net expense/(benefit) resulting from movement in provisions	279,233	311,881	264,322

Net foreign exchange (gain)/loss	(525,344)	(187,284)	8,488

Loss/(profit) on disposal of fixed assets	34,461	(15,828)	—

	Consolidated
	2003 $	2002 $	2001 $
4. Income tax

a) Income Tax Expense
Prima facie tax expense calculated at 30% on the profit from ordinary activities	582,393	1,685,110	1,710,705
Tax effect of permanent differences:
Non deductible expenses	16,436	43,458	5,549
Restatement of closing trading stock	145,014	—	38,268
Amortization of goodwill	74,333	75,582	74,957
Foreign currency movements	(985,962)	293,404	—
Inventory valuation adjustment	3,839	—	159,170
Current year losses not brought to account	860,433	—	—
Prior year losses not previously recorded as future tax benefits recouped	—	(50,630)	(414,890)
(Future income tax benefit)/provision for deferred tax not previously brought to account	—	71,092	(22,174)
Income tax under/(over) provided in prior years	90	—	—

Income tax attributable to operating result	696,576	2,118,016	1,551,585

Income tax expense attributable to profit from ordinary activities is made up of movements in:
Current income tax provision	817,333	2,124,078	1,571,315
Deferred income tax provision	406	(1,877)	1,877
Future income tax benefit	(121,253)	(4,185)	(21,607)
Income tax under/(over) provided in prior years	90	—	—

	696,576	2,118,016	1,551,585

b) Current tax liability
Provision for current income tax
Balance at beginning of year	1,720,422	1,534,461	—
Income tax paid	(2,983,755)	(1,981,713)	(61,207)
Current year income tax provision	817,333	2,167,674	1,571,314
Foreign Currency movements	17,553	—	—
Under/(over) provision 2002	3,607	—	—
Taxes – Other	—	—	24,354

	(424,840)	1,720,422	1,534,461

c) Deferred tax liability
Provision for deferred income tax at the applicable rate of 30%	406	—	1,877

	Consolidated
	2003 $	2002 $	2001 $
4. Income tax (Cont.)
d) Deferred Tax Asset
Future income tax benefit at the applicable rate of 30%	150,563	25,792	21,607

Future income tax benefits not taken to account
The potential benefits of which will be realized only if the conditions occur for deductibility (set out in Note 1.12), are as follows:
- Capital losses (prior years)	924,638	304,247	304,247

The prior year losses recouped by the economic entity include losses for a subsidiary which were not previously available to the economic entity and therefore not previously recognized.

For details of the franking account, refer to Note 18.

	Consolidated
	2003 Cents	2002 Cents	2001 Cents

5. Earnings per share

Basic earnings per share (cents per share)	1.42	4.23	6.80
Diluted earnings per share (cents per share)	1.42	4.03	5.10

	2003 $	2002 $	2001 $
Earnings reconciliation

Net profit used for basic earnings	1,244,733	3,499,017	4,150,770
After tax effect of dilutive securities	—	46,902	338,499

Diluted earnings	1,244,733	3,545,919	4,489,269

	2003 No.	2002 No.	2001 No.
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	82,724,884	61,013,243
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,910,235	88,026,526

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December as potential ordinary shares.

	Consolidated
	2003 $	2002 $	2001 $
6. Cash assets

Cash at bank	4,301,918	2,492,418	184,558
Bills of exchange	—	2,600,000	5,170,796
Bank bonds	—	1,027,390	—

	4,301,918	6,119,808	5,355,354

7. Receivables

CURRENT
Trade debtors	639,759	937,931	1,628,843
Sundry debtors & prepayments	613,271	244,810	466,084

	1,253,030	1,182,741	2,094,927

NON CURRENT
Amount receivable from controlled entities	—	—	—
Provision for loss on loans	—	—	—

	—	—	—

8. Inventories

CURRENT
Pearls	3,333,948	2,924,061	1,082,324

NON CURRENT

Nuclei	121,836	145,237	100,498

Total inventory	3,455,784	3,069,298	1,182,822

9. Self-generating and regenerating assets (SGARAs)

CURRENT
Oysters	2,165,998	2,671,601	2,217,376

NON CURRENT
Oysters	8,406,627	8,203,530	7,489,891

Total SGARAs	10,572,625	10,875,131	9,707,267

The details of the SGARAs that are held by the economic entity as at year end are as follows:

Nature of SGARAs:- Oysters (Pinctada Maxima)

Number	2003 No.	2002 No.	2001 No.

Held within the economic entities operations:
Juvenile oysters which are not nucleated 362,940	697,468	384,622	362,940
Nucleated oysters	302,780	285,853	261,393
Other oysters used for broodstock, saibo tissue and research	8,348	3,219	2,314

Economic entities share held within joint operations:
Nucleated oysters	—	1,715	37,318
Change increment in net market value during the financial year	$ nil	$ nil	$ nil

	Consolidated
	2003 $	2002 $	2001 $
10. Investments

Controlled entities
- unlisted shares (see Note 29)	—	—	—
Provision for diminution in value	—	—	—

	—	—	—

11. Property, plant and equipment

(a) General
Plant and equipment
- at cost	77,393	74,107	65,600
- accumulated depreciation	(62,721)	(62,020)	(57,698)

	14,672	12,087	7,902

(b) Pearling project
Leasehold land and buildings
- at cost	1,236,544	907,266	814,770
- accumulated depreciation	(361,430)	(282,922)	(199,266)

	875,114	624,344	615,504

Plant and equipment, vessels, vehicles
- at cost	6,097,114	5,690,261	5,174,146
- accumulated depreciation	(4,528,686)	(4,131,757)	(3,495,116)

	1,568,428	1,558,504	1,679,030

Total pearling project	2,443,542	2,182,848	2,294,534

Total property, plant and equipment	2,458,214	2,194,935	2,302,436

Included in Pearling Project leasehold land and buildings is $414,223 (2002 - $93,665, 2001 - $17,547), being construction in progress at cost.

	Consolidated
	2003 $	2002 $	2001 $
Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

(a) General
Carrying amount at beginning of the year	12,087	7,902	11,025
Additions	9,763	8,507	7,494
Depreciation	(7,178)	(4,322)	(10,617)

Carrying amount at end of the year	14,672	12,087	7,902

(b) Pearling project
Leasehold land and buildings
Carrying amount at beginning of the year	624,344	615,504	638,213
Additions	329,278	99,572	50,569
Depreciation	(78,508)	(90,732)	(73,278)

Carrying amount at end of the year	875,114	624,344	615,504

Plant and equipment, vessels, vehicles
Carrying amount at beginning of the year	1,558,504	1,679,030	1,959,046
Additions	780,677	516,115	403,525
Disposals	(150,311)	—	—
Depreciation	(620,442)	(636,641)	(683,541)

Carrying amount at end of the year	1,568,428	1,558,504	1,679,030

	Consolidated
	2003 $	2002 $	2001 $
12. Intangible assets

Goodwill associated with acquisition of 25% investment in P.T. Cendana Indopearls – at cost	1,249,292	1,249,292	1,249,292
Accumulated amortization	(1,249,292)	(1,001,516)	(749,575)

	—	247,776	499,717

13. Payables

CURRENT
Trade creditors	129,867	81,052	55,581
Other creditors	637,113	854,448	1,098,124

	766,980	935,500	1,153,705

14. Interest-bearing liabilities

CURRENT
Interest due on convertible notes		—	4,436
Convertible notes		—	132,160

		—	136,596

NON CURRENT

Convertible notes		—	—

On 22 March 1999, the Company issued 24,688,009 redeemable notes, each having a face value of 15 cents. The notes were convertible at the option of the holder, at any time up to 23 March 2002, into ordinary shares of the Company on the basis of one share for each note held.

15. Provisions

CURRENT
Employee entitlements	122,946	124,387	160,885

Number of employees	12	13	17

Employee entitlements relate to holiday pay accrual for all employees of Atlas Pacific Ltd and all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 339 (2002 – 244, 2001 - 179) Indonesian employees of PT Cendana Indopearls.

	Consolidated
	2003 $	2002 $	2001 $

16. Contributed equity

Issued and paid-up capital 87,810,254 ordinary shares (2002: 87,810,254 ordinary shares, 2001: 78,557,959 ordinary shares)	18,849,092	18,849,092	16,183,065

Reconciliation of Contributed Equity
Balance at beginning of year	18,849,092	16,183,065	12,612,024
Shares issued

2002 - 731,080 (2001 - 23,806,942) convertible notes with 15 cent face value converted	—	109,662	3,571,041
2002 - 8,521,215 options exercised at 30 cents each	—	2,556,365	—

Balance at end of year	18,849,092	18,849,092	16,183,065

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

17. Retained profits

Reconciliation of Retained Earnings
Balance at beginning of year	2,086,080	1,993,541	(586,830)
Net profit attributable to members of the parent entity	1,244,733	3,499,017	4,150,770
Dividends Paid	(878,103)	(3,406,478)	(1,570,399)

Balance at end of year	2,452,710	2,086,080	1,993,541

	Consolidated
	2003 $	2002 $	2001 $

18. Dividends

	Cents per Share	Total Amount $	Percentage Franked
Dividends paid and not provided for in previous years by the Company are:

2003
Paid 30 April 2003	1.0	878,103	100%

2002
Paid 26 April 2002	2.0	1,650,274	50%
Paid 25 October 2002	2.0	1,756,204	100%

		3,406,478

2001
Paid 5 November 2001	2.0	1,570,399	Nil

	2003 $	2002 $	2001 $

Dividend Franking Account
Franking credits available to shareholders of the Company for subsequent financial years	2,692,687	2,042,723	194,488

19. Options

	2003 NO.	2002 NO.	2001 NO.

(a) Exercisable between 14 October 1999 and 14 October 2002 at 30 cents each Outstanding at beginning of year	—	8,062,500	8,062,500
Exercised during the year	—	(7,996,215)	—
Cancelled/forfeited during the year	—	(66,285)	—

Outstanding at year end	—	—	8,062,500

19. Options (Cont.)
	2003 No.	2002 No.	2001 No.
(b) Exercisable between 1 January 2001 and 31 December 2002 at 30 cents each. Outstanding at beginning of year	—	525,000	800,000
Exercised during the year	—	(525,000)	—
Cancelled/Forfeited during the year	—	—	(275,000)

Outstanding at year end	—	—	525,000

(c) Exercisable between 1 January 2001 and 1 January 2003 at 42 cents each Outstanding at beginning of year	—	—	200,000
Issued during the year	—	—	—
Cancelled/Forfeited during the year	—	—	(200,000)

Outstanding at year end	—	—	—

(d) Exercisable between 1 January 2002 and 1 January 2004 at 34.5 cents each Outstanding at beginning of year	—	—	—
Issued during the year	—	—	170,000
Cancelled/Forfeited during the year	—	—	(170,000)

Outstanding at year end	—	—	—

Total number of options outstanding at year-end.	—	—	8,587,500

20. Commitments

The current leases for the Company’s office premises have expired. Commitments for lease payments contracted for but not provided for are as follows:

	2003 $	2002 $	2001 $
Not longer than one year	—	27,108	35,000
1-2 years	—	—	26,250

	—	27,108	61,250

21. Contingent liabilities

There are no contingent liabilities that the Directors are aware of at the date of this report.

22. Notes to the statement of cash flows

22.1	Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	Consolidated
	2003 $	2002 $	2001 $
Cash at bank (Note 6)	4,301,918	2,492,418	184,558
Bills of exchange (Note 6)	—	2,600,000	5,170,796
Bank bonds (Note 6)	—	1,027,390	—

Cash per balance sheet	—	6,119,808	5,355,354
Short term deposits (Note 7)	—	—	230,254

Cash and cash equivalents	4,301,918	6,119,808	5,585,608

22.2	Reconciliation of net cash from operating activities to Operating profit after income tax

Operating profit after income tax	1,244,733	3,499,017	4,150,770
Inventories	699,007	(3,054,338)	(2,002,298)
Increase/(decrease) in interest accrual	(25,055)	(4,436)	(121,118)
Non cash changes in debtors, prepayments and creditors	(914,350)	459,732	(1,422,297)
Provision for depreciation	706,129	724,619	699,606
Provision for employee entitlements	(2,063)	(36,499)	3,848
Amortization of goodwill	247,776	251,941	249,858
(Profit)/loss on disposal of fixed assets	34,461	(15,828)	—
Increase/(decrease) in taxes payable	(1,942,954)	179,899	1,536,338
Foreign exchange differences	199,151	—	63,744

Net cash provided by/(used in) operating activities	246,835	2,004,107	3,158,451

22.3 Credit facilities

The Company has no overdraft or credit facilities at 31 December 2003.

23. Directors’ remuneration

Amounts received or due and receivable by Directors of the Company	445,470	454,756	524,108

	2003 No.	2002 No.	2001 No.
Number of Directors of Atlas Pacific Limited whose remuneration was:
$10,000 to $19,999	1	1	3
$30,000 to $39,999	3	2	2
$40,000 to $49,999	—	1	1
$50,000 to $59,999	—	1	—
$60,000 to $69,999	1	1	—
$110,000 to $119,999	—	—	1
$180,000 to $189,999	—	1	—
$210,000 to $219,999	—	—	1
$260,000 to $269,999	1	—	1

24. Related party transactions

DIRECTORS

The names of each person holding the position of director of Atlas Pacific Limited during the financial year are Messrs S.J. Arrow, W.F. James, A.M. Kerr, R.P. Poernomo, G.R.W. Snow and J.J.U. Taylor.

Details of Directors’ remuneration are set out in note 23.

DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Admiral R.P. Poernomo received a fee on normal commercial terms of the equivalent of $47,255 (2002 - $37,095) for providing office facilities and administration services for the Company’s Indonesian subsidiary in Jakarta, Indonesia.

The Company has an agreement with Arrow Pearling Co Pty Ltd, a company of which Mr. S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. Rent of $36,430 (2002 $35,000) was paid during the year.

The Company also has a consultancy agreement with Arrow Pearling Co Pty Ltd under which staff of the economic entity are trained as pearl operation technicians at the Indonesian pearl farm. During the year, $177,566 (2002 - $232,061) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr. Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2003.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

DIRECTORS’ HOLDINGS OF SHARES AND SHARE OPTIONS

The aggregate number of shares, share options and convertible notes held directly, indirectly or beneficially in the Company by Directors or their director-related entities at December 31 :

	2002 Number	2002 Number	2001 Number
Ordinary shares	16,043,678	18,665,308	18,256,693
Options – expired 14 October 2002	—	—	3,352,335
Options – expired 31 December 2002	—	—	200,000

   (Note: The holdings of retired Directors are not included in this disclosure for 2003)

DIRECTORS’ TRANSACTIONS IN SHARES AND SHARE OPTIONS

During the year 56,944 (2002: 3,173,147) shares held directly or indirectly by Directors were sold.

During the year no options were exercised by the Directors or their Director related entities (2002: 3,552,335)

TRANSACTIONS WITH NON-DIRECTOR RELATED PARTIES

The Company purchases pearls from its wholly owned controlled entity P.T. Cendana Indopearls. These transactions are in the normal course of business.

	Consolidated
	2003 $	2002 $	2001 $
25. Remuneration of executives

Income received or due and receivable by Australian based executive officers (including executive directors) of the economic entity, from all entities in the economic entity and any related entities.	262,473	180,000	353,483

	No.	No.	No.
The number of executive officers whose income was within the following bands
$140,000 - $149,999	—	—	1
$180,000 - $189,999	—	1	—
$200,000 – $209,999	—	—	—
$210,000 – $219,999	—	—	1
$260,000 – $269,999	1	—	—

It is the opinion of the Board that none of the company’s existing offices other than the Managing Director meet the definition of Executive Officer under Section 9 of the Corporations Act 2001.

26. Remuneration of auditors

	2003 $	2002 $	2001 $
Amounts received or due and receivable by the auditors for:
Auditing or reviewing financial statements
Auditors of the Company	17,513	24,998	15,750
Other auditors	12,776	62,162	47,041

	30,289	87,160	62,791

Other Services
Auditors of the Company	23,377	—	7,764
Other auditors	31,732	70,459	55,269

	55,109	70,459	63,033

27. Segment reporting

(a)	Business

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b)	Geographical

	Indonesia $	Australia $	Eliminations $	Total $
2003
Revenue
External segment revenue	54,521	8,803,892	—	8,858,413
Inter-segment revenue	5,875,549	—	(5,875,549)	—

Total segment revenue	5,930,070	8,803,892	(5,875,549)	8,858,413
Other unallocated revenue				778,980

Total revenue				9,637,393

Result
Segment result	233,950	3,002,940	(483,381)	2,753,509
Unallocated corporate expenses				(812,200)

Profit from ordinary activities before income tax				1,941,309
Income tax expense				(696,576)

Net profit				1,244,733

Depreciation and amortization	946,726	7,179	—	953,905
Other non-cash expenses	2,842	1,700	—	4,542

Assets
Segment assets	13,688,492	3,843,809	—	17,532,301
Unallocated corporate assets	248,550	4,411,283	—	4,659,833

Consolidated total assets	13,937,042	8,255,092	—	22,192,134

(b)	Geographical (cont)

	Indonesia $	Australia $	Eliminations $	Total $
2003

Liabilities
Segment liabilities	623,083	181,328	—	804,411
Unallocated corporate liabilities	7,171	78,750	—	85,921

Consolidated total liabilities	630,254	260,078	—	890,332

Acquisitions of non-current assets (Property, Plant and Equipment)	1,109,955	—	—	1,109,955
Unallocated acquisitions of non-current assets				9,763

				1,119,718

	Indonesia $	Australia $	Eliminations $	Total $
2002

Revenue
External segment revenue	103,417	10,603,213	—	10,706,630
Inter-segment revenue	5,069,768	—	(5,069,768)	—

Total segment revenue	5,173,185	10,603,213	(5,069,768)	10,706,630
Other unallocated revenue				634,818

Total revenue				11,341,448

Result
Segment result	349,363	6,574,753	(291,034)	6,633,082
Unallocated corporate expenses				(1,016,049)

Profit from ordinary activities before income tax				5,617,033
Income tax expense				(2,118,016)

Net profit				3,499,017

Depreciation and amortization	988,459	4,516		992,975
Other non-cash expenses	17,488	24,886		42,374

Assets
Segment assets	13,537,058	3,743,913	247,776	17,528,747
Unallocated corporate assets	200,426	5,986,308	—	6,186,734

Consolidated total assets	13,737,484	9,730,221	247,776	23,715,481

(b)	Geographical (continued)

	Indonesia $	Australia $	Eliminations $	Total $
Liabilities
Segment liabilities	699,147	291,946		991,093
Unallocated corporate liabilities	407,776	1,381,440		1,789,216

Consolidated total liabilities	1,106,923	1,673,386		2,780,309

2002
Acquisitions of non-current assets	615,687	—	—	615,687
Unallocated acquisitions of non-current assets				8,507

				624,194

	Indonesia $	Australia $	Eliminations $	Total $
2001

Revenue
External segment revenue	204,742	10,867,903	—	11,072,645
Inter-segment revenue	3,720,940	—	(3,720,940)	—

Total segment revenue	3,925,682	10,867,903	(3,720,940)	11,072,645
Other unallocated revenue				263,339

Total revenue				11,335,984

Result
Segment result	1,607,377	6,869,103	(1,779,783)	6,696,697
Unallocated corporate expenses				(994,342)

Profit from ordinary activities before income tax				5,702,355
Income tax expense				(1,551,585)

Net profit				4,150,770

Depreciation and amortization	949,464	10,617	—	960,081
Other non-cash expenses	(13,206)	17,053	—	3,847

Assets
Segment assets	12,375,517	2,647,758	499,717	15,522,992
Unallocated corporate assets	30,777	5,610,361	—	5,641,138

Consolidated total assets	12,406,294	8,258,119	499,717	21,164,130

(b)	Geographical (continued)

	Indonesia $	Australia $	Eliminations $	Total $
2001

Liabilities
Segment liabilities	813,915	448,616	—	1,262,531
Unallocated corporate liabilities	—	1,724,993	—	1,724,993

Consolidated total liabilities	813,915	2,173,609	—	2,987,524

Acquisitions of non-current assets	454,094			454,094
Unallocated acquisitions of non-current assets				7,494

				461,588

28. Economic dependency

The company’s pearls are sold at auction and by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls at the auctions are sold to a number of wholesale customers with a wide geographic spread.

All of the company’s pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

29. Controlled entities

	% owned				Book value of Company’s investment
	2003	2002	2001	Place of incorporation	2003 $	2002 $	2001 $

Sharcon Pty Ltd	100%	100%	100%	Australia	—	—	—
Tansim Pty Ltd	100%	100%	100%	Australia	—	—	—
P.T. Cendana Indopearls	100%	100%	100%	Indonesia	—	—	—

					—	—	—

The ultimate parent entity, Atlas Pacific Limited, is incorporated in Australia.

30. Post balance date events

There have been no significant post balance date events.

31. Amounts payable/receivable in foreign currencies

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	CONSOLIDATED
	2003 $	2002 $	2001 $
Amount receivable:
Indonesian Rupiah	298,712	44,834	9,304
Japanese Yen	537,594	824,629	1,628,843
US Dollars	—	191,037	98,642

	836,306	1,060,500	1,736,789

Amounts payable:
Indonesian Rupiah	(1,106,923)	(614,866)	(619,221)
US Dollars	—	(35,721)	(102,513)

	(1,106,923)	(650,587)	(721,734)

32. Additional financial instruments disclosure

(a)	Net fair value of financial assets and liabilities

The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

(b)	Interest rate risk

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Note	Weighted average interest rate %	Floating interest rate $	Fixed interest rate maturing in 1 year or less $	Non interest bearing $	Total $

2003

Financial Assets
Cash	6	4.59	1,515,306	2,768,021	18,591	4,301,918
Receivables	7	0.00	—	—	1,253,030	1,253,030

			1,515,306	2,768,021	1,271,621	5,554,948

Financial Liabilities
Payables	13	0.00	—	—	(766,980)	(766,980)

			—	—	(766,980)	(766,980)

Net Financial Asset/(Liabilities)			1,515,306	2,768,021	504,641	4,787,968

2002

Financial Assets
Cash	6	4.80	1,273,827	4,808,889	37,092	6,119,808
Receivables	7	0.00	—	—	1,182,741	1,182,741

			1,273,827	4,808,889	1,219,833	7,302,549

Financial Liabilities
Payables	13	0.00	—	—	(935,500)	(935,500)

			—	—	(935,500)	(935,500)

Net Financial Asset/(Liabilities)			1,273,827	4,808,889	284,333	6,367,049

2001

Financial Assets
Cash	6	4.41	175,379	5,170,796	9,179	5,355,354
Receivables	7	0.48	—	230,254	1,864,673	2,094,927

			175,379	5,401,050	1,873,852	7,450,281

Financial Liabilities
Payables	13	0.00	—	—	(1,153,705)	(1,153,705)
Convertible notes	14	12.50	—	(136,596)	—	(136,596)

			—	(136,596)	(1,153,705)	(1,290,301)

Net Financial Asset/(Liabilities)			175,379	5,264,454	720,147	6,159,980

Reconciliation of net financial assets to net assets		CONSOLIDATED
	Note	2003 $	2002 $	2001 $

Net financial assets/(liabilities) as above		4,787,968	6,367,049	6,159,980

Non-financial assets & liabilities

- Inventories	8	3,455,784	3,069,298	1,182,822
- SGARA’s	9	10,572,625	10,875,131	9,707,267
- Property, plant & equipment	11	2,458,214	2,194,935	2,302,436
- Intangibles	12	—	247,776	499,717
- Tax liability/benefit (net)	4	150,157	(1,694,630)	(1,514,731)
- Provisions	15	(122,946)	(124,387)	(160,885)

Net assets per balance sheet		21,301,802	20,935,172	18,176,606

(c)	Foreign Exchange Risk

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 15 months.

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

	2003	2002	2001	2003	2002	2001
	Weighted average rate			AUD	AUD	AUD
Sell Japanese Yen
Not later than one year	70.13	66.13	62.93	7,310,601	9,939,247	3,343,802
One to two years	70.81	64.62	—	500,000	1,500,000	—

These forward exchange contracts are hedging anticipated sales that are due within 15 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrecognized gains and losses on hedges of anticipated foreign currency sales for the consolidated entity are as follows:

	2003		2002		2001
	Gains AUD	Losses AUD	Gains AUD	Losses AUD	Gains AUD	Losses AUD
Not later than one year	922,729	—	172,174	(28,570)	205,610	—
One to two years	58,891	—	55,688	—	—	—

(d)	Credit risk exposure

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

The figures for 2001 have been restated to reflect the fair value of a foreign currency derivative instrument and compensation related to stock options issued to employees. In prior periods, these US GAAP differences were not reflected. These differences resulted in a $230,078 increase in net income, a $277,328 increase in equity and a $277,328 increase in total assets.

The effect on the statement of performance and the statement of position from the adjustments that are required to reflect US GAAP for the above stated accounts are as follows:

	YEARS ENDED 31 DECEMBER
	2003	2002	2001
STATEMENT OF PERFORMANCE
Net income under Australian GAAP	1,244,733	3,499,017	4,150,770

33.2 Amortization of Goodwill	247,777	251,941	—
33.4 Stock Option issue to employees	—	(36,400)	(47,250)
33.5 Change in Fair Value of Derivative Instruments	782,327	(6,316)	133,892
33.8 Capitalisation of Administration Expenses to Inventory	426,448	487,022	(170,962)
Net income before cumulative effect of change in Accounting Principal under US GAAP	2,701,285	4,195,264	4,066,450

Cumulative effect of change in Accounting Principal	—	—	71,718

Net income under US GAAP	2,701,285	4,195,264	4,138,168

	YEARS ENDED 31 DECEMBER
	2003	2002	2001
STATEMENT OF POSITION
Equity
Australian GAAP	21,301,802	20,935,172	18,176,606
33.2 Goodwill	499,718	251,941	—
33.5 Financial Instruments	981,620	199,292	205,610
33.8 Capitalisation of Administration Expenses to Inventory	(168,508)	(594,956)	(1,081,978)
US GAAP	22,614,632	20,791,449	17,300,238
Total Assets
Australian GAAP	22,192,134	23,715,481	21,164,130
33.2 Goodwill	499,718	251,941	—
33.5 Financial Instruments	981,620	199,292	205,610
33.8 Capitalisation of Administration Expenses to Inventory	(168,508)	(594,956)	(1,081,978)
US GAAP	23,504,964	23,571,758	20,287,762

33.1 DEVELOPMENT COST

Under Australian GAAP, development costs such as those relating to the establishment of a pearl farm, can be capitalized and amortized when commercial production is achieved. For US GAAP purposes, such research and development cost is written off when incurred. In 1997, the Company wrote off all development costs incurred to date as an abnormal item, and therefore the Company’s accounting treatment of these costs is now consistent with US GAAP.

33.2 GOODWILL

Under Australian GAAP, goodwill relating to the acquisition of a business is written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective from 1 January 2002, goodwill may not be amortized under US GAAP. Consequently, there is an adjustment required to the accounts and this is reflected as described in note 33 above.

33.3 VALUATION OF INVENTORY

For US GAAP purposes inventory is valued at the lower of cost or fair market value. Australian GAAP requires inventory to be valued at the lower of cost and net of realizable value. For the purpose of preparation of the primary financial statements, no difference exists between the different methods of valuing inventory.

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

Exercise price of options: A$0.30

	As at December 31, 2003	As at December 31, 2002		As at December 31, 2001
Number of options on issue	—		— [1]		525,000 [2]
Share Price (December 31)		A$	0.390	A$	0.390
March 28, 2002		A$	0.460
April 19, 2002		A$	0.495
September 30, 2002		A$	0.425
Change in value attributed to options	N/A	A$	36,400	A$	47,250

(1)	525,000 options exercised during 2002-

175,000 – March 28, 2002

170,000 – April 19, 2002

180,000 – September 30, 2002

(2)	275,000 options forfeited during 2001.

33.5 GAINS AND LOSSES ON FOREIGN EXCHANGE CONTRACTS

In accordance with FAS 133 US GAAP requires that the loss or gain on Forward Exchange Contracts (FEC’s) noted in Note 32 above must be recognized in the statement of performance of the Company. The adjustment to the statement of performance and statement of position has been recognized from January 1, 2001 and this difference is as follows:

	2003 $	2002 $	2001 $
Fair Value of Forward Exchange Contracts	981,620	199,292	205,610
Gain/(Loss) from Forward Exchange Contracts	782,327	(6,318)	205,610

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

	YEARS ENDED 31 DECEMBER
	2003 (cents)	2002 (cents)	2001 (cents)
Basic Earnings per share under
Aust GAAP	1.42	4.23	6.80
US GAAP (before cumulative effect of change in Accounting Principal)	3.08	5.07	6.66
US GAAP (after effect of change in Accounting Principal)	3.08	5.07	6.78
Earnings per ADR under US GAAP - 20 shares equivalent to 1 ADR
before change in Acc. Princ after change in Acc. Princ.	61.53 61.53	101.43 101.43	133.30 135.60

Diluted Earnings per share under
Aust GAAP	1.42	4.03	5.10
US GAAP (before cumulative effect of change in Accounting Principal)	3.08	4.70	5.42
US GAAP (after effect of change in Accounting Principal)	3.08	4.70	5.51
Earnings per ADR under US GAAP - 20 shares equivalent to 1 ADR
before change in Acc. Princ.	61.53	94.03	108.47
after change in Acc. Princ.	61.53	94.03	110.20

Reconciliation of Diluted Earnings
Before cumulative effect of change in Accounting Principal
Net Profit – Basic EPS (USGAAP)	2,701,285	4,195,264	4,066,450
Add Back Interest on Convertible Notes	—	2,276	241,838
Net Profit – Diluted EPS (US GAAP)	2,701,285	4,197,538	4,308,288
Outstanding Shares – Basic EPS	87,810,254	82,724,884	61,013,243
Add dilutive options (US GAAP)	—	6,535,281	—
Add dilutive convertible notes (US GAAP)	—	24,494	18,425,783
Outstanding Shares – Diluted EPS (US GAAP)	87,810,254	89,284,659	79,439,026

	YEARS ENDED 31 DECEMBER
	2003 (cents)	2002 (cents)	2001 (cents)
After cumulative effect of change in Accounting Principal
Net Profit – Basic EPS (US GAAP)	2,701,285	4,195,264	4,138,168
Add Back Interest on Convertible Notes	—	2,276	241,838
Net Profit – Diluted EPS (US GAAP)	2,701,285	4,197,538	4,380,006
Outstanding Shares – Basic EPS	87,810,254	82,724,884	61,013,243
Add dilutive options (US GAAP)	—	6,535,281	—
Add dilutive convertible notes (US GAAP)	—	24,494	18,425,783
Outstanding Shares – Diluted EPS (US GAAP)	87,810,254	89,284,659	79,439,026

33.7 SHARE OPTION PLANS

The Company has no formal process for the inclusion of share options in the remuneration of its employees or executives. Options have in the past been issued as part of the remuneration of employees and executives. At 31 December 2003 there are no outstanding share options issued by the Company and no options were issued to employees and executives in the year ended 31 December 2003.

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

Share Capital

	2003		2002		2001
Issued and subscribed ordinary shares	Number of Shares	A$	Number of Shares	A$	Number of Shares	A$
Balance, beginning of year	87,810,254	18,849,092	78,557,959	16,183,065	54,751,017	12,612,024
Issue of ordinary shares pursuant to options exercised at 30 cents each	—	—	8,521,215	2,556,365	—	—
Issue of ordinary shares through conversion of Secured Convertible Notes (debt) to equity.	—	—	731,080	109,662	23,806,942	3,571,041

Balance at end of year	87,810,254	18,849,092	87,810,254	18,849,092	78,557,959	16,183,065

33.8 Capitalisation of Administration Expenses

The Company has capitalized expenditure into inventory which is of an administrative nature for the years 2000 and 2001. These costs were capitalized because they form part of the cost of running the Indonesian company which is dedicated to the production of pearls. Under ARB 43, expenditure which is of an administrative nature may not be capitalized to inventory and must be expensed in the period that it is incurred. The adjustment required to reflect this change is as follows:

	YEARS ENDED 31 DECEMBER
	2003	2002	2001
Administration costs capitalized	—	—	$561,692
Cumulative effect on Total Assets	(168,508)	($594,956)	($1,081,978)
Cumulative effect on Equity	(168,508)	($594,956)	($1,081,978)
Effect on Net Income	426,448	$487,022	($170,962)

Exhibit Index

Exhibit No.	Exhibit Description
4.17	Joint Production Agreement dated March 21,2004 between PT Cendana Indopearls and Cahaya Cemerlang for the joint operation of an oyster hatchery and associated sea leases in Bacan Island in the North Maluku province of Indonesia (English translation)

4.18	Office lease dated May 20, 2003 between PT Cendana Indopearls and Nyoman Ardana and Wayan Kariami (English translation)

4.19	Water lease dated December 15, 2003 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation)

4.20.	Land lease dated March 1, 2004 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation)

4.21	Employment Agreement dated December 30, 2003 between the Company and Dr. Joseph Taylor

4.22	Employment Agreement dated December 30, 2003 between PT Cendana Indopearls and Dr. Joseph Taylor

4.23	Office lease dated June 8, 2004 between the Company and Mr. David Morrison

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification for Chief Executive Officer

13.2	Section 906 Certification for Chief Financial Officer