Form 20-F
period 2004-12-31
ATLAS PACIFIC LTD
filed 2005-07-15
CIK 1011974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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
None

The Company had 87,810,254 Ordinary Shares of Common Stock outstanding as of December 31, 2004.
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

The Company furnishes the Bank of New York, as depositary for its ADSs (the “Depositary”), with annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent registered public accounting firm. Such financial statements have been audited in accordance with Australian auditing standards. The Depositary makes such reports available for inspection by the record holders of ADRs. The Company also furnishes the Depositary with financial statements prepared in accordance with Australian Accounting Standards (“AAS”), which are required to be furnished to shareholders under Australian law. AAS differs from U.S. Generally Accepted Accounting Principles (“US GAAP”) in certain material respects. Accordingly, the Company’s audited consolidated financial statements include a reconciliation of certain line items to US GAAP - See Note 31 of “Item 17. Financial Statements.”

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to “US Dollars” or “US$” are to the currency of the United States of America and references to “Australian Dollars” or “A$” are to the currency of Australia. Solely for convenience, this annual report on Form 20-F contains translations of certain Australian Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Australian Dollar amounts actually represent such US Dollar amounts or could have been or could be converted into US Dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian Dollars into US Dollars has been made at the rate of A$1.00 = US$0.7805, which was the Noon Buying Rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004. For information regarding rates of exchange between Australian Dollars and US Dollars for 2000 to the present, see “Item 3. A. Selected Financial Consolidated Data - Exchange Rates.”

Forward-Looking Statements

This Annual Report contains “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,”“estimate,”“expect,”“project,”“believe,”“intend,”“envision,” and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that would affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth in various places in this report, including but not limited to “Item 3. D Risk Factors.”

These risks include, but are not limited to, the following:

•	the economic and socio-political climate in the areas in which the Company operates;

•	storms, weather patterns, water pollution or other events which increase the projected mortality rate or decrease the projected quality of the Company’s oysters and pearls;

•	changes in the worldwide supply and demand for South Sea pearls;

•	increases in labor costs in Indonesia and general economic factors in markets where the Company plans to sell its pearls;

•	the exchange rate of Japanese Yen, which is the predominant currency for dealing in pearls, against the Australian Dollar and other currencies; and

•	the availability of a healthy and adequate supply of quality pearls.

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

Income Statement Data	Years Ended December 31,
	2004(1) (US$)	2004 (A$)	2003(6) (A$)	2002(6) (A$)	2001 (A$)	2000 (A$)
Australian Accounting Principles:
Revenue	$5,336,687	$6,837,523	$9,637,393	$11,341,448	$11,335,984	$7,250,178
Net income (loss) from operations	(1,147,301)	(1,469,956)	1,244,733	3,499,017	4,150,770	2,472,159
Net income (loss) from continuing operations	(1,147,301)	(1,469,956)	1,244,733	3,499,017	4,150,770	2,472,159
Net income (loss)	(1,147,301)	(1,469,956)	1,244,733	3,499,017	4,150,770	2,472,159
Net income (loss) per share-basic	(0.0130)	(0.0167)	0.0142	0.0423	0.0680	0.0452
Net income (loss) per share-diluted	(0.0130)	(0.0167)	0.0142	0.0403	0.0510	0.0327
Weighted average number of basic ordinary shares outstanding	87,810,254	87,810,254	87,810,254	82,724,884	61,013,243	54,751,017
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,810,254	87,810,254	87,910,235	88,026,526	88,264,874
U.S. Generally Accepted Accounting Principles:
Revenue	$5,336,687	$6,837,523	$9,637,393	$11,341,448	$11,335,984	$7,250,178
Amortization of goodwill (2)	--	--	247,777	251,941	--	--
Gain/(loss) on foreign exchange derivatives (3)	(539,879)	(691,709)	782,327	(6,318)	205,610	--
Stock options issued to employees	--	--	--	(36,400)	(47,250)	--
Capitalization of administration costs (4)	131,520	168,508	426,448	487,022	(170,962)	(494,250)
Foreign Currency Balances(5)	(1,111,567)	(1,424,174)	(1,116,101)	320,234	--	--
Net income (loss) from operations	(2,667,226)	(3,417,330)	1,585,184	4,515,498	4,138,168	1,977,909
Net income (loss) from continuing operations	(2,667,226)	(3,417,330)	1,585,184	4,515,498	4,138,168	1,977,909
Net income (loss)	(2,667,226)	(3,417,330)	1,585,184	4,515,498	4,138,168	1,977,909
Net income (loss) per share - basic (before cumulative effect of change in accounting policy)	(0.0303)	(0.0389)	0.0181	0.0546	0.0666	0.0361
Net income loss) per share - basic (after cumulative effect of change in accounting policy)	(0.0303)	(0.0389)	0.0181	0.0546	0.0678	N/A
Net income (loss) per share - diluted (before cumulative effect of change in accounting policy)	(0.0303)	(0.0389)	0.0181	0.0506	0.0542	0.0287
Net income (loss) per share - diluted (after cumulative effect of change in accounting policy)	(0.0303)	(0.0389)	0.0181	0.0506	0.0551	N/A
Weighted average number of basic ordinary shares outstanding	87,810,254	87,810,254	87,810,254	82,724,884	61,013,243	54,751,017
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,810,254	87,810,254	89,284,659	79,439,026	79,439,026

Balance Sheet Data	Years Ended December 31,
	2004(1) (US$)	2004 (A$)	2003(6) (A$)	2002(6) (A$)	2001 (A$)	2000 (A$)
Australian Accounting Principles:
Cash and cash equivalents	$2,504,621	$3,208,996	$4,301,918	$6,119,808	$5,585,608	$4,455,056
Total assets	16,536,468	21,187,019	22,192,134	23,715,481	21,164,130	17,144,601
Total current liabilities	1,057,625	1,355,061	889,926	2,780,309	2,985,647	1,416,206
Long-term debt and capital lease obligations	87	112	406	--	1,877	3,703,201
Shareholders’ equity (excluding minority interests) (AAS)	15,478,756	19,831,846	21,301,802	20,935,172	18,176,606	12,025,194
U.S. Generally Accepted Accounting Principles:
Goodwill (2)	$390,030	$499,718	$499,718	$251,941	-	-
Financial instruments (3)	226,275	289,911	981,620	199,292	205,610	-
Inventory (4)	--	--	(168,508)	(594,956)	(1,081,978)	(911,016)
Cash and cash equivalents	4,200,676	5,382,032	5,614,748	5,976,085	4,709,240	3,544,040
Total assets	14,200,818	18,194,514	20,703,635	22,397,898	20,287,762	16,233,585
Total current liabilities	1,057,713	1,355,174	889,463	2,793,441	2,985,647	1,416,206
Long-term debt and capital lease obligations	87	112	406	--	1,877	3,703,201
Foreign Currency Translation(5)	(1,219,216)	(1,562,096)	(2,004,591)	(1,507,226)
Shareholders’ equity (excluding minority interests) (US GAAP)	13,143,104	16,839,339	19,734,174	19,604,454	17,300,238	11,114,178
Dividends paid per share	-	-	$0.0100	$0.0400	$0.0200	--

(1)	US Dollar amounts have been translated at the Noon Buying Rate on December 31, 2004 of A$1.00 = US$0.7805. Such translations are provided for information purposes only.

(2)
Under AAS, goodwill relating to the acquisition of a business is written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective January 1, 2002, goodwill may not be amortized under US GAAP but instead is tested for impairment each year. Consequently, the amount of goodwill on the balance sheet is greater under US GAAP than under AAS and there is an adjustment required to net income on the income statement under US GAAP. See Note 31.2 of “Item 17. Financial Statements.”

(3)
US GAAP requires that the loss or gain on forward exchange contracts noted in Note 31 of “Item 17. Financial Statements” be recognized in the income statement and reflected on the balance sheet of the Company. This loss or gain is not reflected on the income statement or the balance sheet under AAS. See Note 31.5 of “Item 17. Financial Statements.”

(4)
Under AAS, the Company capitalized expenditures into inventory which were of an administrative nature for the years 2000 and 2001. Under US GAAP, expenditures which are of an administrative nature may not be capitalized into inventory and must be expensed in the period in which incurred. Adjustments to net income and total assets were required under US GAAP in 2001, 2002, 2003 and 2004. See Note 31.8 of “Item 17. Financial Statements.”

(5)
The Company does not consider its Indonesian subsidiary, Cendana, to be a self sustaining entity. Under Australian GAAP, only monetary items that are stated in a currency other than Australian Dollars are converted to the reporting currency at the exchange rate at the balance date. All other foreign currency balances are translated to Australian Dollars at their historical rate. This is referred to as the temporal method of accounting. Under US GAAP, all balance sheet items that are recorded in a currency other than the reporting currency are translated at the spot rate at the balance date. This is referred to as the current rate accounting method. The foreign currency movements are recorded in a foreign currency revaluation reserve on the balance sheet.

Note - The comparatives for this US GAAP reconciliation have only been shown for the last three years (2002, 2003, 2004) as it is impractical to undertake this for earlier years. The US GAAP information for the years ended December 31, 2002 and 2003 has been restated to correct an error in the accounting for the translation of the Indonesian subsidiary balances.

(6)
US GAAP restated in accordance with the adjustment stated in (5) above. The adjustments for foreign currency translation have not been made in previous years and so the accounts for 2002 and 2003 are restated in this report for the first time.

The Company’s financial statements have been prepared in accordance with AAS. Certain line items have been reconciled to US GAAP to assist U.S. persons in evaluating such data. The complete reconciliation of such line items is set forth in “Item 17. Financial Statements - Note 31 to Financial Statements.”

Exchange Rates

Solely for informational purposes, this annual report contains translations of certain Australian Dollar amounts into or from US Dollars at a specified rate. See “Introduction.” These translations should not be construed as representations that the Australian Dollar amounts represent the US Dollar amounts indicated, or could be converted into or from US Dollars at the rate indicated. The exchange rate on June 30, 2005 was A$1.00 = US$0.7620.

The following table sets forth, for the months indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Month Ending	High	Low
December 31, 2004	$ 0.7805	$ 0.7495
January 31, 2005	0.7790	0.7578
February 28, 2005	0.7940	0.7669
March 31, 2005	0.7974	0.7685
April 30, 2005	0.7834	0.7658
May 31, 2005	0.7811	0.7550
June 30, 2005	0.7810	0.7485

The following table sets forth, for the years indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Year Ended December 31,	Average (1)
2000	$ 0.5757
2001	0.5117
2002	0.5448
2003	0.6589
2004	0.7384

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

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

The Company’s oysters are sensitive to disease. The Company’s oysters are placed in panels in the sea. Although, the Company’s employees continuously clean the oysters, certain foreign organisms can enter the oyster and eat the oyster or cause diseases. The cultivation process for pearls takes approximately two years from the time the oyster is seeded; therefore, the loss of oysters due to disease could have a material adverse effect on the Company’s production process and generation of revenue.

The sale of pearls is dependent upon a strong economy. The sale of pearls is sensitive to fluctuations in the global economic cycle. Pearls are categorized as a luxury item and their consumption is dependent upon the availability of disposable income and is strongly influenced by fashion trends. The Company’s pearls compete with several other types of jewelry such as precious metals and precious gem stones for consumer disposable income. Unfavorable general economic conditions have an adverse effect on consumer spending for such items, and therefore on the Company’s sales.

The price for pearls is subject to fluctuation based on supply and quality. The price that the Company can obtain for its pearls is significantly dependent on the overall supply of available pearls and the quality of the Company’s pearls. There has been an increase in the supply of pearls globally over the last five years. Most of the increase in South Sea pearl production has come from Indonesia and the Philippines, and there is evidence of increased production from Australia. This increase in supply has had an adverse effect on pearl prices, but the potential adverse impact of continued increases in supply cannot be determined with any certainty. There has also been an increase in supply of fresh water pearls from China and black pearls from Tahiti.  In addition, although the Company closely monitors its pearl cultivation process, it is difficult to predict the quality of pearls the Company will harvest in any given year. Significant increases in the supply of pearls or decreases in the quality of the Company’s pearls could have a material adverse effect on the Company’s revenues.

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

The Company is exposed to fluctuations in exchange rates. The majority of the revenues the Company derives from the sale of its pearls occurs in Japanese Yen. The Company’s revenues are reported, however, in Australian Dollars. Fluctuation in the exchange rate of Japanese Yen to the Australian Dollar could have a material adverse effect on the Company’s revenues. The Company’s operating expenditures are predominantly denominated in Indonesian Rupiah (“IDR”). Fluctuations in the exchange rate between the IDR and the Australian Dollar will have an effect on the operating results of the Company.

The Company is exposed to the volatile inflation rate in Indonesia. Inflation in Indonesia has varied up to 15.13% per annum for the period from 2000 to 2004. The official inflation rate as of April 2005 was 8.12% per annum. In general, inflation increases all of the Company’s operating costs in Indonesia, but specifically impacts wages, food and fuel (diesel and benzene). As the Company’s revenues are derived mostly from sources outside of Indonesia, the Indonesian inflation rate does not cause a corresponding increase in the Company’s revenues. As a result, Indonesia’s inflation could have a material adverse effect on the Company’s expense structure.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

The Company is incorporated as a public company in Australia and operates under the Corporations Act 2001. The Company operates under an Australian Company Number ("ACN”) 009 220 053 and an Australian Business Number ("ABN") 32 009 220 053. The Company is listed on the Australian Stock Exchange (“ASX”), which is governed by the ASX Listing Rules. The Company’s domicile is Australia and its registered office and principal place of business is 43 York Street, Subiaco Western Australia 6008 (telephone: +61 8 9380-9444, facsimile: +61 8 9380-9970).

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

From 1987 through 1988, the Company explored various mining tenements and sought proposals to mine those locations that the Company believed to contain ore deposits. The Company never commenced mining due to the closure of a nearby ore treatment facility, which the Company planned to use to process the ore. Between 1988 and 1993, the Company sold most of its mining interests and investigated other potential business opportunities. The Company did not generate revenue from its mining operations and has now disposed of all its mining interests. It no longer pursues mineral exploration activities.

In 1993, the Company invested in the Indonesian pearling project (the “Pearling Project”) through its subsidiary Tansim Pty Ltd, with a number of other joint venturers. The Pearling Project operates an oyster hatchery and farm for the purpose of cultivating South Sea pearls. (See “Business Overview - Pearling).” On January 20, 1994, the Company changed its status from a No Liability (N.L.) company to a company limited by shares and changed its name to Atlas Pacific Limited.

PT Cendana Indopearls (“Cendana”), an Indonesian-approved foreign investment company, owns and operates the Pearling Project. The Company acquired a 75% interest in the Pearling Project by purchasing all of the capital stock of Tansim Pty Ltd, ("Tansim"), an Australian corporation, in June 1993. Tansim purchased the remaining 25% interest in Cendana from the other shareholders in exchange for 5,375,000 Shares and options to purchase an aggregate of 8,062,500 Shares of the Company, in October 1999. Following Indonesian government approval of the transaction, the shares and options were issued on October 14, 1999. During 2002, 7,996,215 of these options were exercised at a price of A$0.30 each, and on October 14, 2002, the remaining 66,285 options were cancelled.

The Company’s principal focus remains on pearl production in Indonesia. As of December 31, 2004, 75% (A$15.9 million) of the Company’s total assets were employed in Indonesia, principally in oyster stocks, plant and equipment. The remaining 25% of the Company’s assets are made up of pearls, cash and receivables, predominantly in Australia.

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

Prices of pearls vary enormously. There are several factors which determine the value of a pearl. These factors include size, shape, color, skin quality and luster. As the size of a pearl increases, its value increases exponentially. With respect to shape, the most valuable pearls are spherical. Drop and button shapes are less valuable than spherical pearls, but are still considered to be quality pearls. Circles and irregular shaped pearls, or baroques, are the least valuable shapes of pearls.

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

The South Sea Pearl Industry

Australia is the largest and most experienced producer of South Sea pearls. The bulk of Australian pearls are produced in Western Australia. Western Australia manages the industry on a quota system with a total permitted annual catch of 572,000 wild shell shared among sixteen pearl oyster licenses. In addition to this, beginning in 1992, Western Australian license holders became entitled to seed an additional 350,000 hatchery produced oysters. The quota is not divided equally, and the two largest pearling operators control over 50% of the quota. Family groups or small partnerships tightly control the licenses. In 1998, the authorities in the Northern Territory also issued six pearling licenses for a total permitted annual seeding limit of 420,000 seedings for wild and hatchery produced oysters.

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

By comparison, the pearling industry in Indonesia is relatively unregulated. The Indonesian government has issued South Sea pearling licenses to approximately 97 companies. Through natural attrition of businesses the number of functioning pearl businesses in Indonesia has dropped to around 48, most of which are small concerns. Due to a lesser abundance of wild shell and lower labor costs, there is much heavier emphasis on hatchery breeding programs in Indonesia than in Australia.

Despite temporary setbacks, production in Indonesia has grown substantially in the last 11 years. Indonesia now produces approximately the same volume of pearls as Australia. The value of such production, however, is less than that of Australia due to the lower quality and size of the pearls. The Indonesian pearling industry is significantly less regulated than in Australia and technological improvements in the Indonesian cultivation process are taking place.

The Company also believes that the pearling conditions in Indonesia offer some advantages to those in Australia. The waters are warmer for a longer period of time, which facilitates a longer growing season for the pearls. The faster growing conditions, however, result in a less consistent result for pearls produced from an oyster that is re-seeded after the first pearl is harvested. This results in less high quality large pearls being produced by the Company. There is also less variation in water temperature throughout the year, which means that seeding of oysters can take place over a longer period of time each year.

The Indonesian government continues to encourage foreign investment. Foreign investment entities are required to use an investment structure known as a “PMA” company, which offers investors, among other things, tax concessions and remissions on duty of essential imports. Likewise, Indonesia does not levy sales tax on exported products, which includes the Company’s pearls. In general there has been an improvement in the Indonesian security situation. In particular during Bali’s recovery from the tragic events of October 2002 there has been a sense of goodwill towards foreign companies that have continued to maintain a presence in the province.

There can be no assurances, however, that the economic or political environment for pearl production in Indonesia will remain stable or that the Indonesian government will maintain favorable investment vehicles for foreign investments.

The Company still believes that the overall advantages of housing its operations in Indonesia as compared to Australia, outweigh the disadvantages of operating in Indonesia.

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

On September 4, 1994, the Joint Venture entered into an additional lease for 0.3 hectares (0.74 acres) of land located on Kambing Island overlooking the nursery, (collectively, with the Lelindo Point land lease, “Kupang”). In addition, on September 8, 1995, Cendana received Presidential approval for its water leases. These waters were used as a nursery for young oysters. See “Item 4.D Information on the Company - Property, Plant and Equipment.”

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

During 2002, the adverse impact of the El Nino climatic phenomenon on the production of juvenile oysters at Alyui Bay required the Company to explore opportunities to source oysters elsewhere. In July 2002, the Company entered into an arrangement with an Indonesian company called PT Horiko Abadi (“Abadi”), which allowed it to have access to a hatchery and associated sea leases at a location called Banyupoh on the Indonesian island of Bali. The Company paid A$90,000 to Abadi for access to this facility for a period of three (3) years. This Agreement will expire in August 2005 and the Company has elected not to exercise its option to extend this joint production arrangement. Under this contract, Abadi remains the owner of the land and water leases, but the Company has a right to operate from this site and share the outputs (juvenile oysters) from this operation in the ratio of 30% to Abadi and 70% for the Company’s Indonesian subsidiary. The Company is required to contribute 70% of the ongoing operating costs of this facility, which are approximately A$7,000 per month.. Equipment from the original Kupang hatchery was re-commissioned for use at this facility at minimal cost. It is expected that the ongoing operation costs incurred at the Banyupoh site will reduce significantly in 2005 as no additional spawning activities are planned for 2005.

In addition to the joint operation at Banyupoh, the Company leased an independent juvenile production and grow-out site in Northern Bali near the village of Penyabangan in December 2003. The Company entered into a 30-year lease in relation to 0.2 hectares of land and one hundred hectares of ocean with the local authorities with payments of approximately A$15,000 paid up front and A$200 payable per month for the term of the lease. The Company has the right to construct buildings on the land and use the ocean for the production and rearing of pearl oysters. A hatchery center and related support infrastructure for the Company’s boat maintenance/building, seeding technician training, longline production and support activities was completed during 2004. As a result of the completion of the hatchery facility, the Company plans to transition its activities at the Banyupoh facility to this hatchery upon expiration of the joint production agreement. The ocean space at Penyabangan has been developed and now accommodates approximately 420,000 juvenile oysters.

Successful spawnings using specially selected brood stock have resulted in commercial batches of juvenile oysters being produced at the Penyabangan site in 2004 and 2005. Apart from the obvious benefit of providing a viable alternative source of pearl oysters to the main pearling center of Alyui Bay, this new venture, with its close proximity to Denpasar, its ready and available workforce, and its cheaper infrastructure costs, has great potential to reduce the Company’s cost of juvenile oyster production.

During 2003, the Company entered into a second joint production arrangement for juvenile oysters with an Indonesian company called Cahaya Cemerlang (“Cemerlang”). Cemerlang granted the Company shared access to leases and facilities which consist of over 100 hectares of ocean leases and two camps covering a combined area of four hectares which are located around Bacan Island in the North Maluku province of Indonesia. In return for access to these facilities, the Company must provide Cemerlang with a share of juvenile production from that site. This share is calculated on the basis of a 50:50 split if the juveniles that are produced are taken by Cemerlang from this facility before the oysters reach 12 months of age or a split of 30% to Cemerlang and 70% to the Company if the oysters are taken from this site after they turn 12 months of age. During 2003, over 400,000 juvenile oysters were successfully reared. The Company’s share of this production was over 200,000 juvenile oysters. Due to a high level of juvenile oyster mortality, only 110,000 juvenile oysters were successfully reared from this facility during 2004. The joint arrangement is for five years, and the Company has an option to extend the term thereafter for five (5) years on similar terms. Because this site continues to experience high levels of mortalities, the use of the site as a source of juvenile oysters has become severely restricted. As a result, the Company reached agreement with Cemerlang to cease the joint operations by the end of November 2005. Any juvenile oysters from the 2004/05 hatchery breeding season will be split in accordance with the contract. All joint assets will also be divided between the Company and Cemerlang. The Company’s share of oysters and assets will be transferred to another site at either Bali or Alyui Bay.

Because the Company is now able to produce its juvenile oysters from alternative sites, the Company has transformed the Alyui Bay project from a fully integrated operation covering all the pearl production stages from hatchery to harvest to a dedicated pearling center concentrating on seeding and husbandry of high quality mature pearl oysters. Specialization at this unique location is already delivering an improved result in terms of productivity (seeding rates are higher than any prior year) and post-seeding results with a higher retention rate of nuclei being experienced than in prior periods. Many of the non-essential support tasks such as boat building and long-line manufacture have been transferred to the lower cost center of Bali.

The Company monitors the socio-political situation in Indonesia closely. Unrest in Kupang was one of the reasons for the closure of the Kupang facility and the Company’s decision to transfer all resources to the Waigeo Island site. Indonesia continues to experience social, ethnic and economic instability. The province of West Papua where the Company’s pearling leases are located is agitating for independence. It is difficult to predict how these forces will influence the Pearling Project.

The Company attempts to manage this issue by maintaining good relations with employees, nearby village communities, regional and provincial authorities and the community at large. In general, security in Indonesia continued to improve during 2004. Bali in particular is slowly recovering from the traumatic events of October 2002 and there is a palpable sense of goodwill towards foreign companies that have continued to maintain a presence in the province. Elsewhere in Indonesia the situation is largely unchanged. The Company continues to work hard in the critical areas of government liaison, community relations and security. The Company is proud of the success it has had in improving the access of local communities to facilities such as medical care, education, transportation and better general living standards.

In the event civil unrest threatens the Company’s farms at Waigeo Island or North Bali, there is an evacuation plan in place to protect the expatriate and Indonesian national employees. If the expatriates are forced to leave, the Company does not expect that any of the Pearling Project could be salvaged.

Oyster Growth and Pearl Cultivation

In Australia, pearl cultivation has relied primarily upon the availability of wild shell. The Pearling Project, however, breeds oysters at its various hatchery facilities, in which oysters are grown to cultivate pearls. By using hatchery-reared oysters instead of wild shell, the project scientists are able to control breeding to improve the overall health and quality of the oysters. Only the best oysters are selected for cultivation, which in turn produces higher quality pearls.

The cultivation of pearls is a long and labor intensive process which starts with the spawning of adult oysters during the months of August to March. Approximately two dozen adult oysters are placed in tanks in the hatchery where they spawn to produce oyster larvae. The larvae remain in the hatchery tanks where they swim and feed on algae. After approximately three weeks, the larvae stop swimming and settle on netting material located in the tank. The larvae attach themselves to the nets and continue to grow and feed on increasing amounts of algae. After about one month, the netting on which they have been growing is placed in a protective mesh and moved to the nursery in the open waters. The waters are rich in nutrients so that the juvenile oysters, or “spat,” are able to grow quickly. The netting is suspended from “long lines” strung between floats in the water. The spat are left in these net structures for approximately three to four months. As the spat continue to grow on the netting, the nursery workers start to thin out the spat and transfer them from the netting when they are large enough to be placed in “28 pocket panels.” These panels consist of a metal frame covered in netting that has been divided into 28 separate pockets. These panels are moved out of the nursery area to various locations of the open-water pearl farms where the spat continue to grow. By placing the spat in different locations, the Company is able to reduce the risk of losing an entire crop due to the presence of adverse conditions in any one area.

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

The oyster is placed on an operating table where technicians carefully insert a nucleus composed of a bead, made from the shell of a freshwater mussel, into the oyster. In addition, they insert a small piece of nacreous tissue, known as saibo tissue, from a “donor oyster.” Nacreous producing tissue is naturally found only on the outer lip of the oyster. Therefore, this tissue must also be inserted at the same location as the nucleus in order to produce a pearl. Approximately one out of every 20 oysters is used as a donor from which the nacreous producing tissue is taken.

After the oysters have been nucleated, they are placed in an eight pocket panel and returned to the ocean where they are hung from the long lines. From the time of nucleation, it takes approximately two years to develop a pearl of 10 to 12 millimeters in diameter. Throughout the entire process, workers continuously clean the shell, the panels and the long lines because naturally occurring marine growth will compete with the oysters for food. In addition, foreign organisms can enter the oysters and either eat the oysters or cause disease. Finally, under normal conditions, approximately 30% of the oysters will reject the nucleus and an additional 10% to 20% die. The oysters are x-rayed approximately eight months after being nucleated to determine which animals have rejected the nucleus. Any shell which reject the nucleus can be re-nucleated. Sometimes the oyster will reject the nucleus but the saibo tissue is retained and a pearl forms around this. A pearl formed in this manner is called a keshi pearl. This is a “seedless” pearl and it will usually have a slightly irregular shape.

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

Towards the end of 2001 and throughout 2002, the Alyui Bay site came under the influence of El Niño, which had a dramatic influence on the agricultural sector in Australia and parts of South East Asia. The production of juvenile oysters at Alyui Bay, the then lifeblood of the Company’s pearling operation, was severely curtailed by this event. The Company took immediate action and was able to source commercial quantities of juvenile pearl oysters through an arrangement with a third party hatchery.

By mid-2002, the El Niño effect was being felt by a number of pearl producers throughout Indonesia and, as 2002 progressed, it became clear that the unfavorable environmental conditions were not going to be short-lived. Very few juvenile oysters that were the progeny of the Alyui hatchery were successfully reared to maturity during 2002. The Company secured oysters for the 2003 operating season through a third-party hatchery arrangement, the purchase of mature oysters from other Indonesian pearl farms and the development of share-farming arrangements. The hatchery arrangement was with Cemerlang pursuant to which the Company sent one of its expatriate technical officers to the Cemerlang hatchery facility at Togian, N Sulawesi in return for 50% of the progeny from this hatchery. The share farming arrangements were entered into with an Indonesian pearl farmer called Mr. Analau. Under this arrangement, Mr. Analau provided 100,000 mature oysters that were seeded by the Company and farmed through to harvest, and the proceeds from the sale of the resulting pearls are to be divided between the Company and the oyster supplier in equal portions. Although El Niño conditions diminished as 2003 progressed, the Company continues to take steps to reduce the risks to future production as a result of insufficient juvenile oysters being available.

Pearl Sales and Revenue

The Company completed its first pearl harvest in 1995. Harvests of commercial size commenced in 1997. The majority of the Company’s pearls are sold by Pearlautore International Pty Ltd, the Companys’ marketing partner, in Sydney, Australia. Pearlautore International receives a commission of between 7.5% and 25% for cleaning, grading, valuing and selling the Company’s product. The Company has appointed Pearlautore International as the exclusive valuer and distributor of its South Sea pearls until December 31, 2005. The Company is currently negotiating with Pearlautore International in relation to the extension of this contract. Pearls have traditionally been sold at auction but are increasingly also offered to buyers and sold under privately negotiated arrangements. During 2004, all of the Companys’ pearls were sold under privately negotiated arrangements, reflecting a change in the focus of Pearlautore International’s marketing away from the auction method used in previous years. Pearls are harvested at various times during the year depending on the seeding date of the oyster. Pearls that are harvested between October and December are generally offered for sale in the following fiscal year.

The Company distributes all of its pearls through Pearlautore International; however, there are a variety of wholesale customers from many geographical locations who purchase the Company’s pearls from Pearlautore International. Therefore, the Company does not rely on a single customer to purchase all of its pearls.

Pearls are classified into two categories. “Sellable” goods are made up of higher quality pearls in sizes of 9 mm in diameter or greater and are represented in quality by grades A, B and C1. “Commercial” goods, although still of value, are made up of lower quality pearls and are a combination of grade C2 and below and all pearls under 9 mm in diameter. The majority (86% by value and 54% by weight in 2004 and 95% by value and 74% by weight in 2003) of pearls sold by the Company are “sellable” goods.

During 2000, the Company commenced sales of oyster meat and mother of pearl oyster shell. In the early stages the Company experienced difficulty establishing strong markets for these products. Logistical issues have limited the processing of pearl oyster meat but the demand for mother of pearl (“MOP”) increased in 2003 and 2004. In 2004, the Company established Southseas Creations within the Indonesian subsidiary to further develop markets for oyster meat, MOP and jewelry. In 2004, revenue from these bi-products amounted to A$508,209, a significant increase from A$54,521 in 2003. The Company will continue to develop these markets during 2005.

Competition and Markets

Competition in the South Sea pearling industry has become more intense. The Company competes with other South Sea pearl farmers in Australia, Indonesia, the Philippines and other Southeastern Asian regions. Many of these pearlers have significantly greater financial resources and experience, and are better known than the Company. To a limited degree, the Company also competes with producers of less expensive types of pearls such as the Akoya, freshwater and black pearls produced in Japan, China and the South Pacific, respectively. The Company also competes for consumer disposable jewelry dollars with producers of other types of gems such as diamonds, other precious stones and precious metals such as gold. Public demand for fine jewelry, including South Sea pearls, is also influenced by general economic conditions.

During the last two years, an increase in supply of pearls globally has had an adverse effect on the market price of South Sea pearls. The increase in supply has also lead to a change in distribution methods within the pearl industry. Although the auction system has been relied upon for the sale of pearls in the past, this system has now been complemented with a “value adding” process where smaller quantities of more discrete pearl types and grades are sold through private negotiation. “Value added” means selecting and placing pearls in a strand or a set of jewelry. The sales that result from this type of marketing can take longer to close, but this is offset by higher margins. Only 5% of the Company’s pearls were sold as value added product in 2003. During 2004, the Company’s pearls sold as value added product increased to 27%. The Company expects this type of marketing to continue at a similar level in 2005. The changes that are being experienced in the pearling industry are not dissimilar to those experienced in other-commodity based industries. The Company cannot predict future demand nor how great an effect increases in the supply of South Sea pearls will have on the market price for such pearls. The pearling industry and the marketing and distribution arrangements for this product are currently undergoing significant change, which is likely to result in a rationalization and restructuring of producers. We believe that the Company, with its focus being in Indonesia, is well positioned to benefit from any change because of the relatively low operating costs compared to Australian producers and our relatively high quality of production compared to most Indonesian pearl farmers.

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

Foreign Investment Regulations in Indonesia

In Indonesia, all proposed foreign investment and expansion projects require the prior approval of the BKPM, Indonesia’s equivalent of a foreign investment review board. A company may seek such approval by filing an investment plan with the BKPM, which contains information regarding the Company’s share capital, loan capital, technical assistance agreements, and proposed joint venture agreements. Under previous laws and regulations, the BKPM could require a foreign promoter of such a project to include a local joint-venture partner.

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

The laws and regulations applicable to PMA companies have, at frequent intervals since 1986, progressively relaxed the restrictions that were imposed by the Indonesian Law on Foreign Capital Investment of 1967.  These reform packages were intended to encourage foreign investment in Indonesia and to boost exports. In 1999, the BKPM granted permission for the Indonesian company, Cendana, to become a fully foreign-owned company. At that time, the Company acquired 100% of its Indonesian subsidiary.

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

Indonesia

Indonesian laws require Cendana to obtain certain tax identification numbers and miscellaneous occupational licenses. Cendana has obtained all licenses from the BKPM, including its permanent operating license for the now-dormant Kupang site and a permanent operating license for the Waigeo and Bali sites, which were granted during 2000 and 2003 respectively. The Bacan facility is currently operated under the license of Cemerlang by Indonesian managers employed by Cendana. The BKPM also requires Cendana to have its accounts audited annually by an Indonesian public accountant. Cendana complies with this requirement. Indonesia maintains other laws relating to corporate governance that are similar to laws of other jurisdictions. The Company believes that Cendana is in material compliance with these laws and with other applicable Indonesian laws and regulations. Environmental approvals are issued with the operating permits for each site. These require regular reporting to authorities in relation to fuel usage for energy generation, compliance with waste emissions and any incidents that may have caused harm to the local environment. The Company is in full compliance with its environmental reporting obligations.

United States of America

Because the Company has registered its Shares with the U.S. Securities and Exchange Commission (“SEC”) and listed the ADRs on the Nasdaq Stock Market (“Nasdaq”), the Company must comply with U.S. laws and SEC regulations applicable to foreign companies that trade their securities in the U.S., including the Sarbanes-Oxley Act of 2002 and the listing requirements of Nasdaq. These laws, regulations and requirements cover matters such as independence of directors, audit committee compensation and duties, codes of ethics, independence of auditors, and disclosure of fees and services provided by auditors. The Company believes that it is in material compliance with these laws, regulations and listing requirements.

On December 1, 2004, the Company announced its intention to voluntarily delist its ADRs from the Nasdaq Small Cap Market. The Company has not yet finalized all of the requirements to complete this process. When the process is completed the ADRs are expected to be traded on the OTC Bulletin Board. The delisting of the ADRs is intended to reduce the Company’s listing costs and allow it to more easily comply with U.S. listing regulations.

C. Organization Structure

Atlas Pacific Limited owns all of the capital stock of Tansim Pty Ltd, an Australian company, which in turn owns all of the capital stock of the Indonesian company, PT Cendana Indopearls. The functional relationship of the group’s structure is described in the table below.

ATLAS PACIFIC LTD - Australian Company

Functions		Assets		Risks

1.	Marketing of pearls - cleaning, sorting and grading.	1.	Marketing agreements and established marketing network.	1.	Fluctuations in pearl market prices, fluctuations in exchange rates Yen/A$ and marketing requirements.
2.	General business administration	2.	Professional management and technical support with access to industry and business best practice.	2.	Investment in S.E. Asia and aquaculture industry; market maker and investor/banker reaction/perception of the business.
3.	Financial reporting and public relations	3.	Listed on Australian and International stock exchanges, relationships with investment brokers and banks.

TANSIM PTY LTD (100% owned by Atlas Pacific Limited) - Australian Company

Functions		Assets		Risks

1.	Holds investment in PT Cendana Indopearls	1.	Investment in PT Cendana Indopearls	1.	Unable to recover value of investment

2.	Provided original project finance.

PT CENDANA INDOPEARLS (100% owned by Tansim Pty Ltd ) - Indonesian Company

Functions		Assets		Risks

1.	Breeding/hatchery	1.	Operational personnel	1.	Environmental and climatic variations - spat and oyster losses.
2.	Oyster farming	2.	Fixed assets	2.	Remote location - limits access to skilled workforce and emergency services, makes logistics more difficult.
3.	Seeding / nucleation		• Boats
			• Farm equipment	3.	Security and socio-political issues.
4.	Pearl harvesting		• Hatchery buildings & equipment
			• Nucleation equipment	4.	Limited access to capital.
5.	Administration of operations, security, logistics, community relations.		• Accommodation/support infrastructure

D.    Property, Plants and Equipment

Subiaco, W. Australia

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

In addition to the hatchery, the Company has constructed an office, workshop, accommodation buildings and a fuel storage facility at the Waigeo site. The Company also has a fleet of approximately 25 work vessels of various sizes and two medium size wooden hull transportation ships. One of the Company’s two transport vessels, D'Entrecasteau was replaced in August 2003 following its loss at sea. The replacement vessel, Sahabat, has significantly more capacity for transportation of oysters than the D'Entrecasteau had. A significant part of the farm infrastructure is made up of longlines, floats and panels, which accommodate the oysters while they are being farmed. The Company has expended approximately A$6.8 million since 1997 to construct and purchase the capital improvements described above at the Alyui Bay farm. These expenditures were funded from the Company’s own cash reserves. Although the facilities continue to be developed, the main infrastructure at the Waigeo site is now complete.

In 1998, the Company leased approximately five hectares (12.3 acres) of land and 2,000 hectares (4,920 acres) of water at the Alyui Bay site. The Company pays 3,000,000 Indonesian Rupiah per annum (A$600) to the Kawe Tribe at Selpele village for the 25-year water and land lease, which both expire on July 1, 2023. The Company believes that it is in compliance with all of the terms of the lease.

In 2002, the Company began transitioning the focus of the Alyui Bay site to concentrate on seeding the best quality oysters. This transition is now complete. This unique location is delivering an improved result in terms of quality of productivity through the seeding of more oysters than before and better post-seeding results with higher retention of nuclei as a result of more focused attention on mature oysters. Many of the non-essential support tasks have been transferred to the lower cost center at N. Bali. The Company’s new boat, which it acquired in August 2003, has proved to be a very satisfactory vessel for transporting the juvenile oysters from N. Bali and Bacan to Alyui Bay.

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

In addition to the joint operation at Banyupoh, the Company has also leased 0.2 hectares of land and 100 hectares of ocean that are being developed into an independent juvenile production and grow-out facility in North Bali near the village of Penyabangan, which is approximately 15km east of Banyupoh. The Company paid an upfront lease payment of A$15,000 for both of the leases and has an obligation to pay approximately A$200 per month for the 30-year term of the leases. By December 31, 2003 there were a significant number of juvenile oysters from the 2003/04 spawning season growing at this new location and the first on-shore facilities, albeit somewhat rudimentary, were in place. The Company completed the development of the Penyabangan facility during 2004 with the construction of a low-cost hatchery center, which supports the Company’s research and development program. The site also supports the Company’s boat building and other manufacturing/support activities at more remote locations elsewhere in Indonesia. By developing an independent hatchery facility, Cendana will no longer be reliant upon its joint venture partner, Abadi, for juvenile oysters. It is anticipated that this facility will realize 200,000 to 300,000 juveniles each year.

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

Bacan, N. Maluku

During 2004, the Company entered into a second joint production arrangement with Cemerlang. This joint arrangement is for a period of five years, and the Company has an option to extend the arrangement thereafter for five years on the same terms. The Company has been granted shared use of the leases and facilities of this operation. The Company is responsible for the funding of this operation and for the supply of expatriate and Indonesian managers for this operation. Cemerlang receives a proportion of the juvenile oysters that are produced from this facility depending upon the age that the juveniles are taken. The split is 50:50 if the juvenile oysters are taken from the Bacan facility before they are 12 months of age. After this, the oysters are split 70% to Cendana and 30% to Cemerlang. The joint venture partner will continue to retain ownership of the water and land leases and any assets which were in existence at the commencement of the arrangement. Any removable infrastructure that is paid for by Cendana during the term of the agreement will be split equally. Fixed assets that have been paid for by Cendana that cannot be removed from the site at the end of the agreement will be paid for by Cemerlang based on their depreciated cost value. Although the Bacan operations had been expected to produce approximately 300,000 juvenile oysters each year for each of the Company and the joint venture partner, high levels of mortalies among juvenile oysters at the site during 2004 forced the Company to evaluate its continued use of this sites on going use. A total of 229,000 juvelile oysters have been delivered to Alyui Bay from the site over the course of operations during 2003 and 2004. In June, 2005, Cemerlang and the Company agreed to wind up the joint arrangement by the end of 2005.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements are prepared in accordance with AAS. Certain line items of such financial statements have been reconciled to US GAAP to assist U.S. persons in evaluating such data. See “Item 17. Financial Statements - Note 31 to Financial Statements.” The following discussion references only the amounts computed in accordance with AAS.

Overview

The following is an analysis of the Company’s results of operations, liquidity and capital resources. To the extent that such analysis contains statements that are not of a historical nature, such statements are forward-looking statements, which involve risks and uncertainties. See “Introduction - Forward Looking Statements.”

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

Total revenue derived by the Company from different sources during its most recent three fiscal years is set forth in the following table:

	2004	2003	2002
	A$	A$	A$
Interest received	$156,262	$194,150	$364,886
Sales of oysters	98,620	0	0
Sales of pearls	5,212,130	8,803,892	10,581,317
Sales of MOP, meat and jewelry	508,209	54,521	17,495
Revenue from joint operations	4,024	0	85,922
Foreign exchange gain	790,084	525,344	182,039
Miscellaneous	68,195	59,486	109,789
	$6,837,523	$9,637,393	$11,341,448

In addition, the following table summarizes the results of the Company’s pearl, oyster, oyster meat and MOP sales for its last three fiscal years:

	2004	2003	2002
Revenue from sale of pearls (wholesale)
Sellable Grade Pearls:
Value (A$)	$4,288,583	$7,913,204	$9,851,511
Quantity (No.)	57,374	52,933	47,508
Weight (Momme)	27,939	31,325	29,324
Average price per momme (A$)	$153	$253	$336
Average weight per pearl (momme)	0.487	0.592	0.617
Commercial Grade Pearls:
Value (A$)	$690,879	$400,523	$583,727
Quantity (No)	59,170	21,734	22,630
Weight (Momme)	23,601	10,774	12,791
Keshi (seedless) pearls:
Value (A$)	$232,668	$490,165	$146,079
Weight (Momme)	2,250	3,640	1,232
Revenue from sale of MOP, meat & jewelry(A$)	$508,209	$54,521	$17,495

A.    Operating Results

2004 Compared to 2003

Total revenue from the sale of goods decreased by $3,035,431, or 34%, in 2004 to $5,822,982. The Company’s revenue from the sale of pearls for 2004 was A$5,212,130, which represented a decrease of A$3,591,762, or 41%, when compared to 2003. The major factors that contributed to the fall in the Company’s sales revenue for 2004 include:

o
The pearls that were harvested were smaller on average in 2004 (sellable grade - 0.487 momme per pearl compared to 0.592 momme per pearl in 2003). This was due to the size of the oysters that were used to produce these pearls, which were smaller than normal when they were seeded.

o	The smaller sized pearls yielded a lower price than the larger pearls sold in previous years.

o
In addition to the impact of the smaller sizes of the pearls on the price achieved per pearl, the pearls sold in 2004 were of a lesser quality when compared to previous years. The average price per momme in 2004 was A$153 for sellable grade pearls compared with A$253 per momme achieved in 2003.

o	The strengthening of the Australian Dollar against the Japanese Yen (which is the trading currency for pearls) resulted in a lower revenue base in the reporting currency (A$).

In Japanese Yen per momme, the average price of sellable grade pearls dropped by 33% in 2004 compared to 2003. The Australian Dollar appreciated by approximately 6% on average from 2003 to 2004. The adverse effect of the currency movement on sales was offset by exchange rate gains from hedging that was in place and this resulted in income from foreign exchange gains during 2004 of A$790,084 (versus - A$702,735 in 2003).

As in 2003, the lower quality of the Company’s pearls in 2004 was due to the lower quality of oysters available for seeding in 2001 and 2002 coupled with the effect of the El Nino climatic conditions on these oysters in 2002. The oysters that were seeded in 2002 were smaller than in previous years due to stock availability pressures and because the oysters from which the Company extracted Saibo tissue in 2001 and 2002 caused a partial deterioration in the quality and color of the pearls that were harvested in 2003 and 2004. Poor quality pearls continued to be harvested from second operation oysters in 2004. These are pearls that are produced from oysters, which have already produced one pearl and which are then re-seeded with a second nucleus. This practice has proven to be unsuccessful in terms of producing a consistently high quality pearl and the Company discontinued this practice in 2003. The average weight of the sellable grade pearls that were harvested in 2004 also decreased. In prior years, pearls were left unharvested for a longer period of time so they were larger. The Company harvested pearls earlier in 2004 because it was anticipating that there was the potential for its selling agent, Pearlautore International, to hold an auction in Kobe, Japan in the early part of the year. This did not occur but these pearls were sold later in 2004. Cumulatively, these factors had an adverse effect on revenue during 2004.

By December 31, 2003, the Company had transferred over 120,000 oysters close to seeding age to its Alyui Bay pearling center from its Bali and Bacan operations. It also moved an additional 200,000 oysters to Alyui Bay in the first few months of 2004. A significant number of these oysters comprised the selectively bred “silver lip” strain. This improved supply of juvenile virgin oysters in 2003 and 2004 has resulted in the Company being able to return to a more selective seeding program where only the healthiest and best quality oysters are seeded. This is expected to have a direct effect on pearl quality in 2007 and 2008. The quantity of oysters seeded was also increased in 2003 and 2004 from approximately 23,000 and 203,000 in 2001-and 2002 respectively.

During 2003, the Company seeded 206,000 virgin, or first-time seeded, pearl oysters. A further 78,000 oysters were seeded under a share farming arrangement in 2003. During 2004, the number of virgin oysters that were seeded increased to 342,000. This shows a significant growth and compares well with the 284,000 oysters that were seeded in 2003. The oysters that were seeded in 2004 will be harvested in 2005 and 2006 with most of the sales from these oysters expected in 2006. The growing conditions in 2004 were favorable for both juvenile and mature pearl oysters at Alyui Bay and North Bali, which has lead to high survival, excellent health and improved growth results when compared with 2003. It is anticipated that these improved seeding and oyster growing conditions will improve some of the adverse results that were experienced in sales revenue decline during 2003 and 2004. The average pearl size and the pearl quality is expected to improve as a result of seeding better quality oysters.

The Company remains committed to the production of high quality pearls. To this end, the Company is focusing primarily on the production of pearls in white and silver color from first time operated pearl oysters. The Company believes that these pearls generate the best yield for the cost and that these products remain in strong demand. To support this endeavor, the Company will maintain the diversified growing centers developed in previous years and continue to investigate new opportunities as they emerge.

Revenue from the sale of MOP, oyster meat and jewelry increased in 2004 by $453,688, or 832%, from A$54,521 in 2003, to A$508,209 in 2004. This is partly as a result of an improved market for raw MOP, which saw prices more than double in 2004. The Company had accumulated a stockpile of this product at the end of 2003 and the increased demand has allowed these reserves to be sold at profitable prices. Additional resources have also been delegated to the manufacture and sale of MOP jewelry and the processing and sale of meat from the oysters that are harvested. There was also A$98,600 of revenue from the sale of surplus juvenile oysters in 2004.

Interest income decreased by A$37,888, or 40%, from A$94,150 in 2003 to A$156,262 in 2004, as cash reserves were used to fund operations. A significant portion of the net foreign exchange gains of A$525,344 recorded during 2004 was the result of sales being recorded at the Japanese Yen spot rate with the sales proceeds being delivered into a series of existing forward exchange rate hedge contracts and derivative products at a more favorable exchange rate. These hedging products are employed by the Company to hedge the foreign exchange risk of movements in the Australian Dollar/Japanese Yen exchange rate. The Company did not earn any revenue from oyster share farming joint ventures in 2003; the revenue from previous years was from former share farming arrangements which have now completed their production cycle.

The cost of goods sold increased marginally from A$5,049,131 in 2003 to A$5,089,271 in 2004. This was as a result of the higher number of pearls being produced in 2004 than in 2003. There has been an overall reduction in unit cost of production in the business as a result of economies of scale from higher oyster quantities. This will flow through to lower production costs of pearls in the future. Inflation in Indonesia, which was between 6% and 7% in 2004, continues to press production costs upward. The Company cannot estimate the impact of inflation on its cost of goods sold in 2005 and beyond.

Marketing costs declined by A$54,068, or 28%, from 618,811 in 2003 to A$564,743 in 2004 due to the decline in revenue from pearl sales and commissions and marketing levies applied to pearl sales. However, the average commission rate for the sale of pearls increased to 8.76% in 2004 from 6.24% in 2003 as a result of more pearls undergoing additional value adding processes before sale. This enhances the price of the pearls, but the additional work results in a higher commission rate.

Administration expenses declined by 6.2% from A$1,741,238 in 2003, to A$1,632,692 in 2004. The cost of administration increased slightly in Indonesia, mainly due to the increase in accounting, logistics and administration staff to cope with higher levels of activity.

Other expenses increased by 99% from A$464,171 in 2003 to A$923,798 in 2004. The major factors contributing to this increase was a write-down in oyster inventory of A$541,032 in 2004. This included a write-down of A$224,000 of oyster inventory to its expected net realizable value and a A$317,000 adjustment related to the reconciliation of the accounting treatment for the capitalization of inventory under Indonesian and Australian Accounting Principals.

The Company recorded a pre-tax operating loss of A$1,373,010 in 2004 compared to a pre-tax operating profit of A$1,941,309 in 2003. This decrease of A$3,314,319, is primarily due to the decline in revenue from pearl sales (A$3,035,431) and the increase in costs due to the adjustment in the valuation of the oyster inventory (A$541,032 - See Note 3 of “Item 17. Financial Statements”).

Despite the Company’s pre-tax loss, the Company incurred an income tax expense arising from recently completed tax audits of its Indonesian subsidiary, which resulted in an increase of A$408,000 in tax provisions for prior years.

The Company produced a net loss after tax of A$1,469,956 for 2004 compared to a net profit after tax of A$1,244,733 in 2003, due to the reasons described above.

2003 Compared to 2002

Total Company revenue for 2003 was A$9,637,393, which represented a decrease of A$1,704,055, or 15%, when compared to 2002 revenue. Sales revenue from pearls in 2003 was A$8,858,413 compared to A$10,598,812 in 2002. The major factors that contributed to the Company’s revenue falling by 15% in 2003 include:

o	A fall in the market price for pearls, due to a greater supply of pearls and weaker demand precipitated by the state of the economy in Japan and America.

o	A strengthening exchange rate between the Australian Dollar exchange rate, and the Japanese Yen, which is the currency for pearl sales.

o	A decline in the quality and size of pearls produced due to less favorable climatic conditions existing during the development of the pearls.

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

The lower quality of the Company’s pearls in 2003 is a reflection of the lower quality of the oysters that were available for seeding in 2001 and the effect of the El Nino climatic conditions on these oysters in 2002. More specifically, the older age of the oysters from which the Company extracted Saibo tissue in 2001 appears to have caused a partial deterioration in the color of the pearls that were harvested in 2003. The quality was also adversely affected by the poor quality of the pearls achieved from second operation oysters. These are pearls that are produced from oysters, which have already produced one pearl and which are then re-seeded with a second nucleus. This practice has proven to be unsuccessful in terms of producing a high quality pearl and the Company has discontinued this practice. The average weight of the sellable grade pearls that were harvested in 2003 also decreased. This was intentional, however, as the Company encountered higher demand for pearls in the 9-11 mm diameter range in 2003. In prior years, pearls were left unharvested for a longer period of time so that they were larger. Cumulatively, these factors had an adverse affect on revenue during 2003.

The adverse impact of the climatic conditions on the quantity of the Company’s juvenile oysters seeded in recent years and on the quality of the developing pearls will continue to negatively impact the Company’s pearl sales revenue in 2004. However, the Company has changed its seeding practices by eliminating second operations and has improved its Saibo tissue quality. These changes are expected to yield improved quality pearls for the future.

By December 31, 2003, the Company had transferred over 120,000 oysters near to seeding age to its Alyui Bay pearling center from its Bali and Bacan operations. It also moved an additional 200,000 oysters to Alyui Bay in the first few months of 2004. A significant number of these oysters comprised the selectively bred “silver lip” strain. During 2003 the Company seeded 206,000 virgin or first-time seeded pearl oysters. A further 78,000 oysters were operated upon under a share farming arrangement in 2003. These activities demonstrate the strong capacity that the Company is achieving at its Alyui Bay center. The Company is continuing to increase its nucleations at the Alyui Bay center and should be able to achieve its target of 300,000 nucleations for 2004. This compares well with the 200,000 oysters that were seeded in 2002. The oysters that were nucleated in 2003 will be harvested in 2004 and 2005. In 2003 growing conditions for both juvenile and mature pearl oysters were conducive to high survival, excellent health and improved seeding results when compared with 2002.

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

Future Business Potential and Constraints

The Company remains focused on growing its business within the pearling industry. The Company has identified key factors that have lead to a decrease in its profitability over the last two years and has implemented steps to address these problems. Significant effort has been made to ensure that there is a continuous supply of oysters for its Alyui Bay facility where the production of the pearls takes place. The Company views the maintenance of a supply of juvenile oysters as a key to the success of the business growth in the future.

The development of the Company’s own hatchery and oyster grow-out farm at Penyabangan in North Bali has been a key development for the business. This facility has resulted in a low cost hatchery, which has been able to successfully produce significant numbers of juvenile oysters. Logistics functions such as boat building and longline manufacture have been moved to Penyabangan where labor and materials can be sourced at a much cheaper rate. A second joint production arrangement on the island of Bacan has proven to be less successful in terms of its production results, but it has been very cost effective. The Company will now focus its attention on seeking additional farm sites to meet its expansion needs. It will have the opportunity to structure production at these new sites to better suit the differing environmental and habitat conditions.

The Company believes that it has made significant improvements in hatchery production techniques that will make juvenile oyster production more efficient. These improvements have been the result of research work carried out in North Bali. This research, combined with continual improvements in pearl oyster husbandry and production techniques, should assist the Company in bringing high quality product to the market in the future.

The increase in seedings from 284,000 in 2003 to 342,000 in 2004 should continue to improve the economies of scale at the Company’s Alyui Bay site. The Company had 1.3 million oysters in various stages of development and pearl production at the end of 2004 (compared to 1.1 million in 2003). The absence of production quotas in Indonesia ensures that the quantity of oysters that the Company can nucleate is limited mainly by the Company’s ability to produce juvenile oysters and the biomass limitations of the various pearl production sites, rather than government regulation. This provides the Company with a competitive advantage not available to its Australian competitors. The quantity and quality of the Company’s pearl production is also determined by the techniques it employs in the nucleation and husbandry of its oysters. Climatic and environmental conditions will affect its future results; these factors can only be managed but not controlled by the Company.

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

Many Asia Pacific countries, including Indonesia, have experienced economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity over the last five years. Operating costs, including wages, employee amenities and fuel, have been subject to inflation, with increases in Indonesia of around 6.6% on average per annum over the past 2 years. The Company’s operations will continue to be affected, into the foreseeable future, by Indonesia’s economic condition. The ability of the Company to sell its assets in Indonesia depends to a large extent on events beyond the Company’s control. If the Company was forced to abandon its pearl farms due to political unrest, the Company would likely not recover any of its investment in its Indonesian assets.

Resolution of the adverse economic conditions that exist in Indonesia depend to a large degree on fiscal and monetary measures that may be taken by the Indonesian government. National elections held throughout Indonesia have done little to clarify this position. Such actions are beyond the Company’s control, and the Company cannot predict whether the government will be successful in initiating and achieving economic recovery. The Company also cannot determine the future effects that the ongoing adverse economic conditions may have on the Company’s liquidity and earnings, as well as on its Indonesian customers (for oyster meat and MOP) and suppliers.

B.    Liquidity and Capital Resources

Net cash flow provided from operating activities declined from A$246,835 in 2003 to A$95,791 in 2004. The decrease was primarily due to a reduction in the proceeds from the sale of pearls by A$4,117,893. This was partially offset by an increase of A$710,364 in proceeds from other operating activities to A$769,835. Payments to suppliers declined by A$692,782 to A$6,279,530 and income taxes paid declined by A$2,555,861 to A$410,894 in 2004 due to a strengthening Australian Dollar, which meant that the Company had better buying power and lower profits, which meant that taxes were less.

The Company used cash from investment activities in 2004 primarily to purchase new property, plant and equipment in the amount of A$778,641. This compares to A$1,119,718 expended on property, plant and equipment in 2003. A significant part of this investment related to the development of the new Penyabangan site for the production of juvenile oysters. The Company paid for these new assets in part from cash from operations, with the balance coming from cash reserves.

The Company has developed the land that it obtained pursuant to a 30 year lease at Penyabangan in N. Bali by building a hatchery, storage facilities, residential accommodations and an administration office and showroom. Approximately A$220,000 was spent on capital improvements at this location in relation to the hatchery and ancillary buildings, power generation equipment and hatchery equipment, such as water tanks, autoclave, pumping systems and scientific equipment in 2004. The Company spent an additional A$185,000 at Penyabangan on longlines, panels and cleaning equipment for the housing and husbandry of oysters at the site and boats to service the farm during 2004. The Company expects to spend an additional A$130,000 at Penyabangan in 2005 to finalize the site development in relation to buildings, equipment and sea-based infrastructure.

The Company spent approximately A$36,000 for land-based capital equipment at Bacan, plus an additional A$91,000 for longlines and work boats during 2004. Given the uncertainty of the future success of this site for the production of juvenile oysters, no further capital expenditure has been committed to the facilities at Bacan and negotiations have commenced with the owners of this facility for the joint farming arrangements to be wound down.

All future investments are currently expected to be funded through operational cash flows and cash reserves. The Company believes it has sufficient working capital for its present requirements.

Cash on hand at the end of 2004 was $A3,208,996, down from A$4,301,918 at the end of 2003 due to the Company using its cash reserves to purchase assets and fund its ongoing operations.

The Company did not pay a dividend in 2004. This contrasted to dividend payments of $A878,103 in 2003 and $A3,402,484 in 2002. The Company has not decided whether it will pay any dividends in 2005. This will depend on the availability of surplus cash and the outlook for future profits and will be considered at a future date by the Board of Directors.

The Company had no borrowings or long-term debt as of the end of 2004. The Company funds its pearling operations from operational cash flow and cash reserves and plans to continue to do so in 2005. As of December 31, 2004, the Company had in place a letter of credit facility with the Australia and New Zealand (ANZ) Bank with a limit of A$2,000,000 (this does not include an additional limit of A$1,500,000 for foreign currency trading). To date this facility has not been utilized. The facility is secured by a lien over the assets of the Company.

The Company did not raise any funds from capital raising activities during 2004 or 2003. This was in contrast to 2002 where the Company raised A$2,556,365 from the exercise of options to purchase its Shares. There are no options or other rights to purchase Shares outstanding.

C.    Research and Development

In June 2004, the Company entered into an agreement with James Cook University to obtain information regarding the genetics of silver/gold lipped pearl oyster (Pinctada maxima) populations in Indonesia. This research is to be undertaken over a period of four years. The aim and scope of this research is to develop molecular tools and acquire statistical information to allow a well designed selective breeding program to be commenced. There are a series of components to this research to wit:

o	Identification of the founder genetic base;
o	Identification of the influence that the environment has on family ranking;
o	Estimation of the heritability and genetic correlations;
o	Genetic diversity analysis;
o	Development of a DNA parentage determination marker suite.

The research project commenced in August 2004 with the breeding of oysters from various parent groups at the Company’s Penyabanagan hatchery facility in North Bali. Specific results from this research will not be realized for some years, but practical techniques for the improvement of breeding have already been learned from the work done to date.

The Company has committed to an amount of A$200,000 in cash, A$50,000 per year over four years, plus the resources of its staff and facilities in Bali, estimated at A$63,000 per annum, as a co-contribution to this research over the four years of the project. Additional funds are being provided by the Australian government and James Cook University is providing the research expertise and personnel for this project.

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

D.    Trend Information

The Company’s pearl farm and operations are now well established. In 2002, the Company experienced the negative impact of climatic and environmental factors, such as El Nino, that reduced the size and quality of the pearls the Company produced in its 2003 and 2004 harvests. In addition, these factors adversely affected the Company’s production of juvenile oysters required for future pearl production.

The Company has implemented a number of initiatives to ensure that it has an adequate supply of oysters for future pearl production by diversifying the areas from which it can source juvenile oysters. The Company has also focused its pearl production facility at Alyui Bay to maximize the number of specially selected oysters that can be seeded and to maintain practices that will maximize the health of these oysters during the growth and development of the pearls. The increased number of oysters that the Company has seeded in the last two years combined with improved pearl retention rates and better quality oysters should increase the Company’s production of pearls in the longer term. The Company believes that the Alyui Bay site has reached its potential in terms of the number of oysters that it can effectively manage in a sustainable way. Future growth will come from pearl quality improvement and expansion into new pearl production farm sites in Indonesia that are currently being identified.

The Company believes that the decline in price for South Sea pearls over the last four years may have stabilized due to a small improvement in demand and a static level of supply. The pearl market continues to be highly competitive. South Sea pearls compete directly with other types of pearls including freshwater pearls from China, Akoya pearls from Japan and black pearls from Tahiti and other South Pacific nations. Pearls also compete directly with other gem stones that are used in the jewelry trade. There has been a significant shift in the distribution networks for pearls with significant levels of traders being eliminated as the industry matures and becomes more competitive. The Company continues to target the production of pearls it believes will be most sought after by the market and the least subject to these price pressures. However, the lead time for the production of a pearl is at least two years, and, as such, it is difficult to react quickly to changes in market trends if they occur.

The Company continues to enhance its marketing skills. It is investigating more opportunities to add value to its products by becoming more directly involved in the distribution process for some part of its pearl production. The Company sees many advantages over other pearl sellers, such as its location, which it intends to exploit in the future.

The Company includes all of the revenue, expenses, assets and liabilities of its joint ventures in its consolidated financial statements. As a result, the Company does not have any off-balance sheet arrangements required to be disclosed pursuant to Commission rules.

E.    Tabular disclosure of contractual obligations

Payments due by period
Contractual obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long term debt obligations	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	46,636	18,270	28,366	-	-
Purchase obligations (1)	A$150,000	A$150,000	-	-	-
Total	A$196,636	A$168,270	A$28,366	-	-
_______________
(1)
The Company has contractual obligations to fund a portion of the operating costs with respect to facilities at Banyupoh and Bacan that it operates jointly with others. See “Item 4.B Business Overview - Pearling.” and “Item 4.D Information on the Company - Property, Plant and Equipment.” These obligations reflect the total estimated amount the Company will spend with respect to these joint arrangements during the terms of these agreements.

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

GEORGE ROBERT WARWICK SNOW, Bachelor in Economics, Fellow of the Australian Institute of Company Directors (59 years old). Mr. Snow has served as a director since October 28, 1997 and was appointed Chairman of the Board of Directors on July 28, 2004. Mr. Snow is a graduate in Economics from the Australian National University and has had 29 years experience in finance, property development, real estate management and equity finance. Mr. Snow is the managing director of the Sydney-based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management.

STEPHEN JOHN ARROW (44 years old). Mr. Arrow has served as a director since June 29, 1999. Mr. Arrow has 24 years experience in the pearling industry in Western Australia and the Northern Territory and is managing director and owner of Arrow Pearl Co Pty Ltd, Western Pearlers Pty Ltd, and a Director and co-owner of Deep Sea Pearls Pty Ltd.

IAN McKENZIE MURCHISON Bachelor in Commerce, Fellow of Chartered Accountants, Diploma of Nautical Science (54 years old). Mr. Murchison was appointed a director on July 28, 2004. Mr. Murchison has had over 25 years experience in finance and investment, and has been a director of both listed and unlisted companies in Australia and overseas. He is an investment director and founding partner of the Western Australia based private equity investment fund, Foundation Capital, and was founding partner of the national chartered accounting firm of Southertons.

STEPHEN BIRKBECK (45 years old). Mr. Birkbeck was appointed a director on April 15, 2005. Mr Birkbeck is the founder and CEO of Mt Romance Australia Pty Ltd, an Australian company, which is one of the world’s largest producers of sandalwood oil. Mr Birkbeck has experience in marketing luxury goods in overseas markets, especially Europe.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (38 years old). Dr. Taylor has served as a director since September 13, 2000. He was appointed to the role of managing director effective September 1, 2001. Dr. Taylor is a marine biologist and aquaculturist whose Ph.D. research specialized in the husbandry of Pinctada-maxima pearl oysters. Since 1989, Dr. Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr. Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production. From 1996 to 2000, Dr. Taylor held the position of project manager with the Company. Prior to this, he spent three years working for PT Mutiara Cemerlang, which is an Indonesian pearl business. The constitution of the Company does not require the Managing Director to retire by rotation.

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, ACIS (39 years old). Mr. Adams was appointed as the Chief Financial Officer and Company’s Secretary on February 1, 2001. He has more than ten years experience in corporate management in the industries of pearling, mining and engineering. He has been employed with the Company for over four years. Prior to joining the Company, Mr. Adams worked for two and a half years as the chief accountant of Advanced Energy Systems, Ltd, an engineering firm, which specialised in renewable energy systems, and for five years before that Mr. Adams worked for Transcontinental Resources Group, an organization that had several real estate and mining interests.
There are no arrangements or understandings with major shareholders, customers, suppliers or others by which any director or member of senior management was appointed to his position. There are no family relationships between any directors or executive officers and any other directors or executive officers.

B.    Compensation

The total remuneration paid to each of the Company’s directors and senior managers for services in all capacities during 2004 is set forth below:

	Responsibilities	Directors Fees A$	Other A$	Super-annuation A$	Total A$
G.R.W. Snow	Chairman	44,687	-	4,022	48,709
S.J. Arrow	Non-Executive Director	30,000	-	2,700	32,700
I.M. Murchison(1)	Non-Executive Director	14,063		1,265	15,328
J.J.U. Taylor	Managing Director	-	279,253	21,687	300,940
S.C.B. Adams	Chief Financial Officer	-	105,000	9,450	114,450

(1)	Appointed a director of the Company on July 28, 2004.

There are no agreements between the Company and any director or senior manager which provide for benefits upon termination or retirement.

The Company makes compulsory superannuation contributions (retirement benefit contributions) based on a percentage of salary for its Australian employees and executive officers. These plans are Australian-mandated retirement plans.

C.    Board Practices

Name	Position with the Company	Term Expires
George Robert Warwick Snow	Chairman of the Board since July 28, 2004, Director since October 28, 1997.	2006
Stephen John Arrow	Director since June 29, 1999.	2008
Ian McKenzie Murchison	Director since July 28, 2004.	2008
Stephen Birkbeck	Director since April 15, 2005	2006
Joseph James Taylor	Managing Director since September 1, 2001 and a Director since September 13, 2000.	(1)
Simon Charles Bunbury Adams	Chief Financial Officer since January 2, 2000 and Secretary since February 1, 2001.	(2)
Jan Seir Jorgensen	Project Manager since November 5, 2002.	(2)

(1)
The Constitution of the Company stipulates that the Managing Director does not have to retire and be re-appointed. Mr. Taylor’s employment contract has a term of three years and expires on December 31, 2007, unless extended by the mutual agreement of the parties.

(2)	These are executive positions within the Company or Cendana which have no fixed term of employment.

There are no agreements between the Company and any director which provide for benefits upon termination or retirement.

The audit committee is made up of the four (4) non-executive Directors, and the chair of the audit committee is Mr. Murchison, our financial expert. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the Company’s business activities. The activities of the committee ensure that the financial information prepared for use by the Board in determining policies or for inclusion in the Company’s financial reports is of the highest quality and is as reliable as possible. The committee, from time to time, requests the external auditor, the Company’s financial controller and the Company’s Chief Financial Officer to provide information at its meetings.

The Company does not have a compensation committee. Remuneration of executives is set by the Board and when the issue of compensation for the Managing Director is discussed, this director abstains from the meeting and is not present during such discussions. Compensation for the Directors is set in line with current industry standards.

D.    Employees

The table below sets forth the number of employees of the Company at the end of the indicated year by general category of job position.

Number of Employees	2004	2003	2002

Australia - management, administration and support	4	5	5
Indonesia -
Expatriates - management and technical support	7	7	8
Indonesian locals	432	339	245
Administration	14	11	10
Hatchery	5	4	5
Farm and Growout	250	206	116
Operations and Harvests	14	10	N/A
Logistics	59	42	44
Electrical and Building	23	18	25
Mechanical and engineering	20	16	10
Security and Community Relations	47	32	35

N/A - Not Allocated

The Company continued to promote Indonesian staff into senior positions during 2004. With the development of additional operations in Bacan and Bali, several key national staff and experienced expatriate managers have been relocated to these new projects, which relocations have created opportunities for the more experienced Indonesian staff to take on senior positions at Alyui.

The number of employees has increased as a result of the Company’s additional operations in Bali and Bacan.

The employees are not represented by unions and union membership is not compulsory in Indonesia.

E.    Share Ownership

The following table sets forth the number of ordinary shares of common stock and the percentage of total ordinary shares outstanding beneficially owned by each of the Company’s directors and senior management as of June 30, 2005.

Name	No. of Shares Beneficially Owned	Percentage of Shares Outstanding
George Robert Warwick Snow	14,025,744	15.97%
Stephen John Arrow	1,952,934	2.22%
Ian McKenzie Murchison	650,000	0.74%
Joseph James Uel Taylor	65,000	0.07%
Simon Charles Bunbury Adams	-	-

There are currently no outstanding options to purchase Shares of the Company. In addition, there are currently no arrangements involving the issuance of Shares or options to purchase Shares of the Company issued to employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to the Company to be the beneficial owner of 5% or more of the Shares of the Company.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class(1)
Ordinary Shares	Dampier Investment Group. (2)	14,025,744	15.97%

(1)	Based on 87,810,254 Shares outstanding as of June 30, 2005.

(2)	Includes Dampier Investments Pty Ltd and Tempest Pty Ltd Mr. George Snow is the beneficial owner of the shares held by the Dampier Investment Group.

All Shares owned by Dampier Investment Group have the same voting rights as the Company’s other Shares.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no agreements in place which could result in a change of control of the Company.

As of May 31 2005, 2,515,750 Shares, or 2.86%, were held on record by 214 persons with U.S. addresses. In addition, 22 persons with U.S. addresses were record holders of 211,039 ADSs as of May 31, 2004. Accordingly, the Company has a minimum of 236 U.S. record holders, who own at least 6,736,530 or 7.67%, of the Company’s Ordinary Shares.

B.    Related Party Transactions

Admiral Poernomo, who retired as a Director of the Company in May 2003, received the equivalent of A$57,188, A$47,255 and A$37,095 in each of 2004, 2003 and 2002 respectively, for providing office facilities and administration services for the Company’s Indonesian subsidiary in Jakarta, Indonesia.

In March 1999, the Company entered into a consulting agreement with Arrow Pearl Co Pty Ltd (“Arrow”), a company owned by Mr. Arrow and for which he serves as managing director. Mr. Arrow is a director of the Company. Pursuant to this agreement, staff of the Company are trained as pearl operation technicians at the Indonesian pearl farm. The Company paid Arrow A$189,030, A$177,566 and A$232,061 during the years 2004, 2003, and 2002 respectively, under the terms of the agreement. We believe the terms of the consulting agreement are at or below market rate. The Agreement expires in 2009.

The Company rented office space in North Fremantle, Western Australia, from Arrow in 2002 and 2003, which lease expired in June 2004. The Company paid rent of A$18,072, A$36,430 and A$35,000 to Arrow in 2004, 2003 and 2002 respectively.

During 2004, the Company entered into an employment contract with Claire Taylor, the wife of the managing Director, Joseph Taylor, on what the Company believes to be commercial terms. Under this contract, Mrs. Taylor received remuneration of $48,556 for her services in establishing additional markets for the Company’s by-product material.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms

During 2004, sales of individual pearls of small quantities were made to some staff and directors on normal commercial terms.

C.    Interest of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please see Item 17. for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

The Company is not a party to any material legal proceedings, and was not a party to any material legal proceedings during 2004.

Dividend Policy

The Company did not pay any dividends in 2004 and has not stated whether it plans to pay any dividends in 2005. The Company paid one dividend in April 2003 amounting to A$878,103 and two dividends during 2002 that totaled A$3,402,484. In deciding whether to declare a dividend, the Company compares the amount of its profits to its anticipated cash needs for ongoing working capital, taxes and anticipated capital expenditures, and evaluates these factors in view of global environmental, political and market uncertainties.

B.    Significant Changes

There have been no significant subsequent events following the close of 2004 up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Trading Market for American Depositary Receipts (ADRs)

The Shares trade in the United States in the form of ADRs issued by the Bank of New York. Each ADR represents a specified number of ADSs, which each evidence ownership of 20 Shares of the Company. On May 31, 1995, the Company’s ADRs began trading on the over-the-counter bulletin board service of the National Association of Securities Dealers under the symbol APCFY. On September 12, 1996, the Company’s ADRs were listed and began trading on the SmallCap Market of the National Association of Securities Dealers, Inc. under the symbol APCFY. On December 1, 2004, the Company announced its intention to voluntarily delist its ADRs from the Nasdaq Small Cap Market. The Company has not yet finalized all of the requirements to complete this process. When the process is completed the ADRs are expected to be traded on the OTC Bulletin Board. The delisting of the ADRs is intended to reduce the Company’s listing costs and allow it to more easily comply with U.S. listing regulations.

The quotations set forth below represent the high and low closing bid prices of the Company’s ADRs for the periods specified and, are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, do not necessarily represent actual transactions, and may reflect only fluctuations in exchange rates between the US Dollar and Australian Dollar:

For the Year Ended:	High Closing Bid Price (US$)	Low Closing Bid Price (US$)

2000	$4.38	$1.88
2001	4.09	2.00
2002	5.55	3.60
2003	4.91	2.65
2004	4.25	2.06

For the Quarter Ended:	High Closing Bid Price (US$)	Low Closing Bid Price (US$)

2003
March 31	$4.91	$3.50
June 30	4.30	3.25
September 30	4.05	3.10
December 31	3.35	2.65

2004
March 31	$4.25	$2.83
June 30	3.35	2.18
September 30	2.97	2.06
December 31	2.79	2.31

For the Month Ended:	High Closing Bid Price (US$)	Low Closing Bid Price (US$)

December 31, 2004	$2.74	$2.38
January 31, 2005	2.73	2.25
February 28, 2005	3.80	2.40
March 31, 2005	3.64	3.01
April 30, 2005	3.35	3.00
May 31, 2005	3.10	2.70

Trading Market for the Shares

The principal non-United States trading market for the Shares is the Australian Stock Exchange. The Company cannot practicably determine what percentage of its Shares traded on the Australian Stock Exchange are held by U.S. persons. The quotations set forth below represent the high and low closing sales prices of the Company’s Shares during the periods indicated:

For the Year Ended:	High Closing Sale Price (A$)	Low Closing Sale Price (A$)

2000	$0.36	$0.18
2001	0.42	0.18
2002	0.52	0.35
2003	0.40	0.20
2004	0.26	0.15

For the Quarter Ended:	High Closing Sale Price (A$)	Low Closing Sale Price (A$)

2003
March 31	$0.40	$0.28
June 30	0.32	0.27
September 30	0.30	0.20
December 31	0.24	0.20

2004
March 31	$0.26	$0.20
June 30	0.22	0.15
September 30	0.18	0.16
December 31	0.18	0.16

For the Months Ended:	High Closing Sale Price (A$)	Low Closing Sale Price (A$)

December 31, 2004	$0.17	$0.16
January 31, 2005	0.17	0.16
February 28, 2005	0.22	0.16
March 31, 2005	0.23	0.19
April 30, 2005	0.23	0.22
May 31, 2005	0.22	0.20

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

Production and Grow-out site, Penyabangan, North Bali

In December 2003, the Company obtained approval from the Indonesian authorities and the local village for the establishment of a water lease near the coastal village of Penyabangan in Northern Bali. The Company secured this lease to ensure its access to juvenile oyster production facilities in the area when the arrangement at Banyupoh ceases in 2005. In March 2004, another lease was granted by the local village for the exclusive use of a parcel of land adjacent to the ocean lease that was secured in December 2003. Development of this facility included a low cost hatchery center, which was completed in 2004. The Company intends to develop the site to support its future boat building and other manufacturing/support activities for the more remote locations elsewhere in Indonesia. The agreements are for a term of 30-years in relation to 0.2 hectares of land and one hectare of ocean, with payments of approximately A$15,000 paid up front and A$200 payable per month for the term of the lease.

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

The Banyupoh Bali Hatchery Joint Venture

In July 2002, the Company entered into an agreement with Abadi for a 70% interest in a pearl oyster hatchery and associated sea leases in Northern Bali, Indonesia. The Company re-commissioned equipment from its original Kupang hatchery at minimal costs to use at this facility. The Company contributes 70% of all costs associated with the funding for the operation and receives 70% of the production of juvenile pearl oysters from the operation. The agreement is for an initial term of three years until August 2005 with an option to extend the arrangement for an additional year if mutually agreed. Because this site continues to experience high levels of mortalities, the use of the site as a source of juvenile oysters has become severely restricted. As a result, the Company reached agreement with Cemerlang to cease the joint operations by the end of November 2005. At the end of the agreement term, the Company will take 70% of any shared assets or be compensated for those that are immovable. Most of the fixed assets that have been purchased are in the form of longlines, floats and nets that are used to accommodate the oysters, which are easily split. The portion of these that have been used by the Company will be dismantled and taken to the Company’s nearby facility at Penyabangan. Staff employed by the joint entity perform the day-to-day functions of the facility, but are supervised by the Company. The staff persons hired to run this facility do not have separate tasks delegated to them. They work for both entities and the cost of their wages is paid from the joint funds contributed by the parties. See “Item 4.B. Business Overview - The Pearling Project” and Item 4.D. Information on the Company - Property, Plant and Equipment.”

Lease agreement between the Company and Arrow Pearl Co Pty Ltd

On July 30, 2001, the Company entered into a lease agreement with Arrow Pearl Co Pty Ltd for office space at 6 Rous Head Road, North Fremantle, Western Australia. The lease arrangement commenced on September 1, 2001 and was for a period of two (2) years. Mr. Stephen Arrow is a director of both the Company and Arrow Pearl Co Pty Ltd Pursuant to the terms of the lease, the rent was subject to increase based on annual changes in the Consumer Price Index. The Company paid the equivalent of A$36,144 annually in monthly installments until June 30, 2004, when the Company relocated to new office space. See “Item 4.D. Information on the Company-Property, Plant and Equipment” and “Item 7. Major Shareholders and Related Party Transactions.”

Pearl distribution agreement between the Company and Pearlautore International Pty Ltd

The Company appointed Pearlautore International Pty Ltd as its exclusive valuer and distributor of South Sea pearls on January 1, 2000. This agreement was scheduled to expire on December 31, 2003. The agreement automatically renewed in January 2004 on substantially the same terms for a period of two years, as neither party exercised its option to terminate the agreement. Pearlautore International Pty Ltd receives a commission of between 7.5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

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

Collaborative Research Agreement between the Company and James Cook University

In June 2004, the Company entered into a Collaborative Research Agreement with the James Cook University of Townsville, Queensland Australia. The agreement has been undertaken to investigate options for the genetic improvement of the silver/gold lip oyster and to provide the Company with information on the genetics of its oyster population. The Company has agreed to fund the research project. The total amount of research funds for the research project under this agreement is A$50,000 per annum for 4 years.

Stand-by Finance and Foreign Currency Dealing Agreement between the Company and Australian and New Zealand Banking Group Ltd

In October 2004, the Company entered into a Stand-by Finance and Foreign Currency Dealing Agreement with Australian and New Zealand Banking Group Limited (the “ANZ Facility”). The purpose of the ANZ Facility is to finance certain of the Company’s exports. This facility has a limit of A$1,700,000.  In addition, A$300,000 has been negotiated to assist with working capital requirements.  The total of these two financing facilities is A$2,000,000 - See Note 20.3 of “Item 17. Financial Statements.” An additional credit facility with a limit of A$1,500,000 is in place for the purpose of Foreign Currency Dealing which enables the Company to enter into foreign currency contracts to hedge its foreign exchange exposure.  The total value of these facilities amounts to A$3,500,000.

D.    Exchange Controls and Other Limitations Affecting Security Holders

Australia has largely abolished exchange controls on investment transactions. The Australian Dollar is freely convertible into US Dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions.

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

Passive Foreign Investment Company Status

The following discussion of “passive foreign investment companies” (“PFICs”) is of particular interest for U.S. Portfolio Stockholders in 2005 whose holding period in their Shares or ADRs extends back to 1996.

A foreign corporation is classified as a passive foreign investment company (a “PFIC”) in any year in which at least 75 percent of its gross income is passive income, or in which a at least 50 percent of its assets produce passive income. Passive income includes interest income from cash holdings and profits from the sale of marketable securities, even if derived from an active business. During 1995 and 1996, substantially all of the Company’s gross income was passive income derived from the sale of its investment securities and from interest income. Therefore, the Company has determined that it was a PFIC during 1995 and 1996. However, the Company has not been a PFIC since 1996. While no absolute assurance can be given, the Company believes that it most likely will have a sufficiently high percentage of non-passive gross income (sales minus cost of sales) derived from the sale of pearls, and sufficiently high percentage of assets producing non-passive income, for 2005 and for the foreseeable period thereafter, to avoid PFIC status in 2005 and for the foreseeable period thereafter.

However, under a special “once a PFIC - always a PFIC” rule contained in the Internal Revenue Code, if a foreign corporation is a PFIC during any year in which a U.S. shareholder owned shares or ADRs in that foreign corporation, that U.S. shareholder forever continues to be subject to the special adverse PFIC tax regime with respect to those ADRs or Shares, even if the foreign corporation is no longer a PFIC, unless a special “purging election” has been made. Thus, a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 will be subject to the special PFIC rules on gain from the sale of those Shares or ADRs, even if they are sold in 2005 or thereafter, and even if the Company is not a PFIC during 2005 and thereafter, unless that U.S. Portfolio Stockholder has made the special “purging” election. By contrast, a U.S. Portfolio Stockholder whose holding period in its Shares or ADRs began after 1996 will not be subject to the PFIC rules, if, as anticipated by the Company, the Company is no longer a PFIC during 2005 and thereafter.

Under the PFIC rules applicable in 2005 and thereafter to a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 but does not make a “purging election,” that U.S. Portfolio Stockholder who sells the Shares or ADRs at a gain, whether in 2005 or thereafter, will be subject to a special additional tax. To compute this additional tax, (i) the gain is allocated ratably over the U.S. Portfolio Stockholder’s holding period for the ADRs or Shares, (ii) the amount allocated to the current taxable year is taxed as ordinary income, and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. Such a U.S. Portfolio Stockholder will also be subject to a special additional tax on certain excess distributions from the Company, will be denied a step-up in tax basis on Shares and ADRs on the death of a U.S. individual shareholder, and will be required to comply with burdensome annual reporting requirements.

A U.S. Portfolio Stockholder in 2005 who owned Shares or ADRs in 1996 could have avoided the “once a PFIC - always a PFIC” rule, and thus avoided the PFIC rules for post-1996 years, by making a “purging election.” Additional information concerning the “purging election” is found in Treasury Regulation 1.1297-3T.

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

Another election that in some cases is available to a U.S. shareholder of a PFIC is the “mark-to-market” election. Under this election, the excess of the fair market value of the PFIC stock at the end of the tax year over its adjusted basis (as increased to reflect net previous inclusions of “mark-to-market” gains over previous “mark-to-market” losses) is included as ordinary income in the current year. Additional information concerning the “mark-to-market” election is contained in Treasury Regulations 1.1296-1 and 1.1296-2. There are some technical uncertainties as to the application of the “mark-to-market” rules for Atlas shares in 2005, due to the fact that Treasury Regulation 1.1296-1 applies to taxable years beginning on or after May 3, 2005, and due to some uncertainty as to the circumstances in which NASDAQ-traded ADR’s of Australian Stock Exchange - traded companies qualify under Treasury Regulation 1.1296-2 to be subjects of the “mark-to-market” election.

The foregoing is a general summary of the implications of the PFIC rules. Special rules may apply to specific types of investors, such as dealers in securities. The PFIC rules have been amended frequently, and future amendments are quite possible. U.S. Portfolio Stockholders in 2005 whose holding period in its Shares or ADRs extends back to 1996 should consult their own tax advisers as to the potential application of the PFIC rules as well as the impact of any proposed legislation that could affect them.

Taxation of Dividends

In IRS Notices 2004-70, 2003-69, 2003-71, and 2003-79, the Internal Revenue Service set forth the criteria it would apply to determine if dividends paid by an Australian or other foreign corporation, such as the Company, can qualify for the reduced 2003-2008 individual U.S. tax rates (generally 15%) applicable to qualifying dividends. Under Notices 2003-69, 2003-71 and 2003-79, an Australian corporation is a “qualified foreign corporation” whose dividends can qualify for the reduced tax rate if the Australian corporation qualifies as a resident of Australia, and qualifies under the limitations of benefits clause, for the benefits of the Australian - U.S. income tax treaty. An Australian corporation can also qualify if the ADR on which the dividend is paid is readily tradable on NASDAQ or other established securities market in the U.S. Further, to pay qualifying dividends, the Australian corporation must not be, for the taxable year of the Australian corporation in which the dividend was paid, or the preceding taxable year, a foreign personal holding company, a foreign investment company, or a PFIC. Certain holding period requirements must also be met. With respect to individuals whose holding period in the Company stock began after the Company’s 1996 PFIC year, the Company believes that its dividends can qualify for the reduced post-2002 individual tax rates applicable to qualifying dividends.

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

Distributions on the Shares or ADRs will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a U.S. Portfolio Stockholder will be the US Dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US Dollars. Gain or loss, if any, realized on a sale or other disposition of Australian Dollars will be ordinary income or loss to the U.S. Portfolio Stockholder. Dividends paid by the Company will not be eligible for the “inter-corporate dividends received” deduction allowed to U.S. corporations.

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

F.    Dividends and Paying Agents

Not required.

G.    Statement by Experts

Not required.

H.    Documents on Display

The Company files annual and semi-annual reports and other information with the SEC. You may read and copy any report or document the Company files, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The following table sets forth the types of instruments held by the Company that are subject to fluctuation in interest rates as of December 31, 2004 and the terms of such instruments:

	Fair Value at Dec. 31, 2004	Fair Value at Dec. 31, 2003	Terms
	A$	A$

Cash in hand and at bank	$1,886,833	$1,533,897	Current account with interest receivable at 3.66% (2003 - 3.83%) and cash on hand
Fixed Term Deposit	1,300,000	2,768,021	Interest receivable at 5.23% (2003 - 5.01%) maturing within one month
	$3,186,833	$4,301,918

The carrying amount of trade accounts payable and trade accounts receivable approximate their fair values. See “Item 17. Financial Statements - Note 30 - Additional Financial Instruments Disclosure.”

The Australian Dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	2004	2003
	A$	A$
Amounts receivable:
Indonesia Rupiah	$75,543	$298,712
Japanese Yen	537,846	537,594
US Dollars	6,696	-
	$620,085	$836,306
Amounts Payable:
Indonesian Rupiah	$945,232	$1,106,923

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

Nearly all pearl sales are denominated in Japanese Yen. The Company has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 24 months. See “Item 17. Financial Statements - Note 30 to Financial Statements.”

The net foreign exchange gain/(loss) incurred, as a result of movements of both the Japanese Yen and the Indonesian Rupiah against the Australian Dollar, in 2002, 2003 and 2004 was A$187,284, A$525,344 and A$541,363 respectively.

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

The following table sets forth the gross value in Australian Dollars to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Company (as of December 31):

	Weighted average exchange rate		Gross Value A$
Sell Japanese Yen - Settlement Period	2004	2003	2004	2003
Not later than one year	JPY73.50	JPY70.13	$3,384,800	$7,310,601
One to two years	-	JPY70.81	-	500,000

These forward exchange contracts are hedging anticipated sales that are due within 24 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrealized gains and losses as of December 31, 2004 and 2003 on hedges of foreign currency sales anticipated to take place in the future are set forth below:

	Gains A$		Losses A$
	2004	2003	2004	2003
Expected Sale Year
Not later than one year	$289,911	$922,729		-
One to two years	-	58,891		-

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

ITEM 15. CONTROLS AND PROCEDURES

(a)
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) within the 90 day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b)
There have been no significant changes (including corrective actions with regard to significant deficiencies or material weakness) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the four non-executive directors. Mr. Ian Murchison meets the definition of an audit committee financial expert, as defined for the purposes of Item 16A. of Form 20-F and serves as the Company’s, and meets the definition of a, financial expert. The Company has determined that the number of directors that make up the audit committee reflects the appropriate level of governance for a Company of this type and size. All of the audit committee members have experience with the financial management of a company and are familiar with the reports that are provided by management for the purpose of reporting the financial position of the business.

ITEM 16B. CODE OF ETHICS

The Company has not yet adopted a Code of Ethics relating to the conduct of the principal executive officer, the principal financial officer, the principal accounting officer or other officers who perform a similar role. All senior executives operate on the basis of trust and there is open discussion between the chairman and other directors and the senior management. Although, the Company planned to develop such a code of conduct, last year, due to attention to other priorities, it has not yet done so. The Company plans to develop such a plan over the next 12 months. Until now, the resources needed to develop such a set of procedures has not been available.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s auditor are as follows:

	2004	2003
Audit Fees
Auditors of the Company	A$42,594	A$53,666
Tax Fees
Auditors of the Company	A$8,921	-

Audit Fees consist of fees for the audit of our financial statements, and those of our subsidiaries, and review of documents in connection with filings with the SEC and other statutory or regulatory filings. Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning. All Other Fees consist of financial consulting fees. The Company did not pay any Audit-Related Fees to its auditors in 2003 or 2004.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report.

Page Number
Independent Auditor’s Report	F-1
Statements of financial performance (Income Statement)	F-2
Statements of financial position (Balance Sheet)	F-3
Statement of cash flows	F-4
Notes to and forming part of the financial statements	F-5

ITEM 18. FINANCIAL STATEMENTS

Not required.

ITEM 19. EXHIBITS

1.1	Constitution(6)

2.1	Form of American Depositary Receipt (2(i)) (1)

2.2	Form of Stock Certificate (2(ii)) (1)

2.3	Deposit Agreement between the Company and the Bank of New York (As amended and filed with Form F-6) (2(iii)) (1)

4.1	Loan Agreement between the Company and Nusantaqua (3(B)(iii)) (1)

4.2	Joint Funding Agreement between Nusantaqua, Tansim and Cendana (3(B)(iv))(1)

4.3	Water lease dated March 11, 1993 between PT Perintis Ardindo Nusa and the Government of Nusa Tenggara Timur Province Fisheries Services, with English translation (3(B)(vi)) (1)

4.4	Expansion to Water Lease dated March 10, 1995 between PT Perintis Ardindo Nusa and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (3(B)(vii)) (1)

4.5	Lease of 5 hectares of land dated October 6, 1992 between PT Perintis Ardindo Nusa and the Badan Pertanahan Nasional Sertipikat, with English translation (3(B)(viii)) (1)

4.6	Lease of 3 hectares of land dated September 4, 1994 between Dr. T.P.G. Purchase and Mr. Paulus Bissilisin, with English translation (3(B)(ix)) (1)

4.7	Water leases dated January 9, 1998 between PT Cendana Indopearls and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (2xx) (2)

4.8	Land and water lease dated September 30, 1997 between the Company and the Kawe tribe at Selpele village with English translation (2xxiv) (3)

4.9	Consultancy Agreement between the Company and Arrow Pearl Co Pty Ltd for training and technical expertise, dated March 3, 1999 (2xxiv) (4)

4.10	Land lease dated July 1, 1999 between the Company and Korinus Ayelouw with English translation (2xxv) (4)

4.11	Form of Director’s Access, Insurance and Indemnity Deed between the Company and each director (2xxix) (4)

4.12	Letter of Appointment of Pearlautore International Pty Ltd as exclusive valuer and distributor of Atlas Pacific Limited South Sea Pearls (2xxiii) (5)

4.13	Memorandum of Understanding dated January 9, 2001 for the lease of the Kupang facilities between the Company and PT Timor Otsuki Mutiara (2xxiv) (5)

4.14	Letter of Extension dated May 3, 2001 for Distribution Agreement with Pearlautore International Pty Ltd (4xxvi) (6)

4.15	Joint Production Agreement dated July 2002 between the Company and PT Horiko Abadi for the joint operation of an oyster hatchery and associated sea leases in Banyupoh, Northern Bali, with English translation (4xix) (7)

4.16	Employment Agreement dated November 18, 2002 between the Company and Mr. Jan Jorgensen (4xx) (7)

4.17	Joint Production Agreement dated March 21, 2004 between PT Cendana Indopearls and PT Cahaya Cemerlang for the joint operation of an oyster hatchery and associated sea leases in Bacan Island in the North Maluku province of Indonesia (English translation) (8)

4.18	Office lease dated May 20, 2003 between PT Cendana Indopearls and Nyoman Ardana and Wayan Kariami (English translation) (8)

4.19	Water lease dated December 15, 2003 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation) (8)

4.20	Land lease dated March 1, 2004 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation) (8)

4.21	Employment Agreement dated December 30, 2003 between the Company and Dr. Joseph Taylor (8)

4.22	Employment Agreement dated December 30, 2003 between PT Cendana Indopearls and Dr. Joseph Taylor (8)

4.23	Office lease dated June 8, 2004 between the Company and Mr. David Morrison (8)

4.24	Stand-by Finance and Foreign Currency Dealing agreement between the Company and Australian and New Zealand Banking Group Ltd (9)

4.25	Collaborative Research Agreement between the Company and James Cook University (9)

8.1	List of Subsidiaries (6)

12.1	Section 302 Certification of Chief Executive Officer (9)

12.2	Section 302 Certification of Chief Financial Officer (9)

13.1	Section 906 Certification of Chief Executive Officer (9)

13.2	Section 906 Certification of Chief Financial Officer (9)

___________
(1)	Previously filed as an Exhibit of the number shown in parenthesis on the Registrant’s Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.

(2)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1996 and incorporated herein by reference.

(3)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1997 and incorporated herein by reference.

(4)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

(7)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

(8)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(9)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS PACIFIC LIMITED

Date: June 28, 2005	By:	/s/ G.R. Snow
G.R. Snow,
Chairman

ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Atlas Pacific Limited as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with Australian generally accepted accounting principles.

As discussed in Note 31, the US GAAP information for the three years ended December 31, 2002 and 2003 has been restated to correct an error in the accounting for the translation of the Indonesian subsidiary.

/s/ S Andrawes
BDO Chartered Accountants
Perth
Western Australia, Australia
July 15, 2005

Statements of financial performance
Atlas Pacific Limited and its Controlled Entities
For the years ended 31 December
(Australian Dollars)

	Note	CONSOLIDATED
		2004	2003	2002
		$	$	$
Revenue from sale of goods	2	5,822,982	8,858,413	10,598,812
Other revenues from ordinary activities	2	1,014,541	778,980	742,636
Total revenue	2	6,837,523	9,637,393	11,341,448
Expenses from ordinary activities
Cost of goods sold		(5,089,271)	(5,049,131)	(2,493,667)
Marketing expenses		(564,743)	(618,811)	(859,184)
Administration expenses		(1,632,692)	(1,629,004)	(2,013,500)
Borrowing costs	3	(29)	(124)	(3,295)
Other expenses from ordinary activities		(923,798)	(399,014)	(354,769)
Total expenses		(8,210,533)	(7,696,084)	(5,724,415)
Profit from ordinary activities before related income tax expense		(1,373,010)	1,941,309	5,617,033
Income tax expense relating to ordinary activities	4	(96,946)	(696,576)	(2,118,016)
Profit from ordinary activities after related income tax attributable to members of the parent entity	15	(1,469,956)	1,244,733	3,499,017

Total changes in equity other than those resulting from transactions with owners as owners	5	(1,469,956)	1,244,733	3,499,017
Basic earnings per share	5	(0.0167)	0.0142	0.0423
Diluted earnings per share	5	(0.0167)	0.0142	0.0403

The accompanying notes form part of these financial statements.

Statements of financial position
Atlas Pacific Limited and its Controlled Entities
As at 31 December
(Australian Dollars)

		CONSOLIDATED
		2004	2003	2002
	Note	$	$	$
Current assets
Cash assets	6	3,208,996	4,301,918	6,119,808
Receivables	7	1,934,360	1,253,030	1,182,741
Inventories	8	1,201,667	3,333,948	2,924,061
Self-generating and regenerating assets	9	2,583,417	2,165,998	2,671,601
Total current assets		8,928,440	11,054,894	12,898,211
Non-current assets
Inventories	8	240,248	121,836	145,237
Self-generating and regenerating assets	9	9,090,275	8,406,627	8,203,530
Property, plant and equipment	10	2,688,137	2,458,214	2,194,935
Intangible assets	11	-	-	247,776
Deferred Tax Asset	4	239,919	150,563	25,792
Total non-current assets		12,258,579	11,137,240	10,817,270
Total assets		21,187,019	22,192,134	23,715,481
Current liabilities
Payables	12	1,020,369	766,980	935,500
Current tax liabilities	4	230,480	-	1,720,422
Provisions	13	104,212	122,946	124,387
Total current liabilities		1,355,061	889,926	2,780,309
Non-current liabilities
Deferred tax liabilities	4	112	406	-
Total non-current liabilities		112	406	-
Total liabilities		1,355,173	890,332	2,780,309
Net assets		19,831,846	21,301,802	20,935,172
Equity
Contributed equity	14	18,849,092	18,849,092	18,849,092
Retained profits	15	982,754	2,452,710	2,086,080
Total equity		19,831,846	21,301,802	20,935,172

The accompanying notes form part of these financial statements.

Statement of cash flows
Atlas Pacific Limited and its Controlled Entities
For the years ended 31 December
(Australian Dollars)

	CONSOLIDATED
	2004	2003	2002
	$	$	$
Cash flows from operating activities
Proceeds from pearl and oyster sales	5,839,566	9,957,459	11,289,725
Proceeds from other operating activities	769,835	59,471	30,037
Interest paid	(29)	(124)	(7,731)
Interest and bill discounts received	176,843	169,096	364,886
Payments to suppliers	(6,279,530)	(6,972,312)	(7,734,691)
Income tax paid	(410,894)	(2,966,755)	(1,938,119)
Net cash provided by/(used in) operating activities (Note 20.2)	95,791	246,835	2,004,107
Cash flows from investing activities
Payments for property, plant and equipment	(778,641)	(1,119,718)	(617,118)
Proceeds on disposal of fixed assets	1,891	115,849	15,828
Payment for Other Financial Instrument	(47,450)	-	-
Net cash provided by/(used in) investing activities	(824,200)	(1,003,869)	(601,290)
Cash flows from financing activities
Dividend Payment	-	(878,103)	(3,402,484)
Receipts from conversion of options	-	-	2,556,365
Repayment of convertible notes	-	-	(22,498)
Net cash provided by/(used in) financing activities	-	(878,103)	(868,617)

Net increase/(decrease) in cash held	(728,409)	(1,635,137)	534,200
Cash at the beginning of the financial year	4,301,918	6,119,808	5,585,608
Effects of exchange rate changes on the balances of cash held in foreign currencies	(364,513)	(182,753)	-
Cash and term deposits at the end of the financial year (Note 20.1)	3,208,996	4,301,918	6,119,808

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
Atlas Pacific Limited is a listed public company incorporated and domiciled in Australia.

1.4    Inventories

(a)	Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.
(b)	Nuclei - quantities on hand at the year end are valued at cost.
(c)	Oysters - refer to Note 1.5.

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

Pearls, although not a living organism, are a product of an oyster which is classified as a SGARA and as such, they too are classified as a SGARA at the time that they are harvested. In the opinion of the Directors, the most reliable valuation methodology for the pearls that are defined as a product of a SGARA is the net market value for the pearls based on the price at which they are sold by PT Cendana Indopearls to Atlas Pacific Ltd Once the pearls are sold by PT Cendana Indopearls, they cease to become a SGARA under the definition in the accounting standard.

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

(b)	Interest Income - recognized as it accrues.
(c)	Asset Sales Revenue - comprises the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.
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

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation rate
	2004	2003	2002
Leasehold land & buildings & improvements	5-10%	5-10%	5-10%
Vessels	10%	10%	10%
Plant & equipment	20-50%	20-50%	20-50%

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

1.15         Trade and other debtors

The ability to collect debts is assessed at balance date and specific provision is made for any doubtful accounts.

1.16         Interests in joint operations

The economic entity’s share of the assets, liabilities, revenue and expenses of joint operations are included in the appropriate items of the consolidated balance sheet and profit and loss account.

1.17         Leases
Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

1.18 Earnings Per Share
i)	Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

ii)	Diluted earnings per share

Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1.19         Segment Reporting
Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.
Inter-segment Transfers - Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.20         Employee entitlements
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

1.21         Derivatives
The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes. Derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposure. The accounting for forward foreign exchange contracts is set out in Note 1.11 (b).

1.22         Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity’s management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalized.

The directors are of the opinion that the key differences in the economic entity’s accounting policies which will arise from the adoption of IFRS are:

▪              Taxation
A “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used by Australian companies. This method recognizes deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is expected that the standard may require the entity/group to carry higher levels of deferred tax assets and liabilities. This will result in the recognition of new assets and liabilities and an initial impact on retained earnings at 1 January 2004.

▪              Revenue
Currently the group includes gross revenue received on disposal of assets as revenue. Under Australian equivalents to IFRSs gains and losses on sale of will be recognized on a net basis in revenue, resulting in lower revenue being recorded by the entity/group.

▪              Translation of Foreign Subsidiaries
Currently the group translates the accounts of its foreign subsidiary using the temporal method for integrated operations. Australian equivalents to IFRSs do not distinguish between integrated and self-sustaining operations and all investments in a foreign subsidiary with a functional currency different to the group’s presentation currency will be translated using the closing rate for assets and liabilities; the transaction date rate (or average rate) for income and expenses; with differences taken to equity. When the foreign subsidiary is disposed of, Australian equivalents to IFRSs require any balance in equity to be transferred to the profit or loss. As a result there will be a higher equity balance and less volatility in earnings compared to the current treatment of integrated operations. There will be an initial impact on retained earnings from the transfer of translation differences to a foreign currency translation reserve which will be restated to zero at 1 January 2004.

▪              Impairment of Assets
The group currently assesses the amount of impairment of assets by determining the recoverable amount of the asset on the basis of undiscounted cash flows. Under Australian equivalents to IFRSs, the group will be required to determine the recoverable amount as the higher of fair value less costs to sell and value in use. It is likely that this change in policy will lead to impairments being recognized more often than under the existing policy and increased volatility in future earnings.

▪              Proposed Dividends
Currently the group records a provision for dividends when they are declared determined or publicly recommended on or before reporting date. Under Australian equivalents to IFRSs these dividends will not be recognized if they are still to be approved at reporting date and no longer at the discretion of the group, resulting in lower liabilities and lower expenses.

▪              Financial Instruments, Recognition and measurement - Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the group’s statement of financial position. Australian equivalents to IFRSs recognize fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statements of financial performance.
The hedging rules will impact the way the group accounts for hedges of its funding and for hedges of its statement of financial position. This will result in new assets and liabilities being recognized, increased volatility in future earnings and will have an initial impact on opening retained earnings at 1 January 2004.

	Consolidated
	2004	2003	2002
	$	$	$
2. Revenue from ordinary activities
Revenue from operating activities
Sales revenue	5,822,982	8,858,413	10,598,812
Revenue from joint venture partners	-	-	85,922
Interest received - other parties	156,262	194,150	364,886
Net Foreign exchange gain	790,084	525,344	-
Total other revenues	19,391	4,294	227,904
	6,788,719	9,582,201	11,277,524

Revenue from outside operating activities
Property rental	48,804	55,192	63,924
	48,804	55,192	63,924
Total revenue	6,837,523	9,637,393	11,341,448

3. Profit from ordinary activities before income tax expense

The operating result before income tax has been determined after charging/(crediting) the following items:
Interest paid - other corporations	29	124	3,295
Operating lease rental costs	46,508	56,732	57,137
Movements in provisions
Depreciation property, plant and equipment	28,356	26,914	17,566
Other expenses from ordinary activities
Movements in provisions
Amortization of goodwill on acquisition of minority interest	-	247,777	251,941
Increase in tax related expenses	177,442	-	-
Provision for employee entitlements	19,727	4,542	42,374
Foreign currency translation (gain)/loss	185,617	177,391	(187,284)
Write-down in oyster inventory value	541,032	-	-
Loss/(profit) on disposal of fixed assets	(20)	34,461	(15,828)
	923,798	464,171	91,203

	Consolidated
	2004	2003	2002
	$	$	$
4. Income tax
a) Income Tax Expense
Prima facie tax expense calculated at 30% on the profit from ordinary activities	(411,903)	582,393	1,685,110
Tax effect of permanent differences:
Non deductible expenses	963	16,436	43,458
Other Assessable Income	778	-	-
Permanent Differences (Indonesia)	43,144	-	-
Non-Deductible Expenses (Indonesian Tax Audit)	53,233
Restatement of closing trading stock	91,697	145,014	-
Amortization of goodwill	-	74,333	75,582
Foreign currency movements	(232,963)	(985,962)	293,404
Inventory valuation adjustment	68,308	3,839	-
Current year losses not brought to account	251,672	860,433	-
Prior year losses not previously recorded as future tax benefits recouped	-	-	(50,630)
(Future income tax benefit)/provision for deferred tax not previously brought to account	-	-	71,092
Income tax under provided in prior years	232,017	90	-
Income tax attributable to operating result	96,946	696,576	2,118,016

Income tax expense attributable to profit from ordinary activities is made up of movements in:
Current income tax provision	230,480	817,333	2,124,078
Deferred income tax provision	(2,421)	406	(1,877)
Future income tax benefit	(132,650)	(121,253)	(4,185)
Income tax under/(over) provided in prior years	1,537	90	-
	96,946	696,576	2,118,016

b) Current tax liability
Provision for current income tax
Balance at beginning of year	(424,840)	1,720,422	1,534,461
Income tax paid	(410,894)	(2,983,755)	(1,981,713)
Current year income tax provision	230,480	817,333	2,167,674
Foreign Currency movements	-	17,553	-
Under/(over) provision in prior years	7,979	3,607	-
Transfer to current tax receivable	827,755	424,840	-
	230,480	-	1,720,422

c) Deferred tax liability
Provision for deferred income tax at the applicable rate of 30%	(112)	406	-

	Consolidated
	2004	2003	2002
4. Income tax (Cont.)	$	$	$
d) Deferred Tax Asset
The future income tax benefit is made up of the following estimated tax benefits:
Tax Losses	114,555	-	-
Timing Differences	125,364	150,568	25,792
	239,919	150,568	25,792

Future income tax benefits not taken to account
The potential benefits of which will be realized only if the conditions occur for deductibility (set out in Note 1.12), are as follows:
Revenue losses not brought to account	939,444	551,856
- Capital losses (prior years)	924,638	924,638	304,247

For details of the franking account, refer to Note 16.

	Consolidated
	2004	2003	2002
5. Earnings per share	Cents	Cents	Cents
Basic earnings per share (cents per share)	(1.67)	1.42	4.23
Diluted earnings per share (cents per share)	(1.67)	1.42	4.03

	2004	2003	2002
Earnings reconciliation	$	$	$
Net profit used for basic earnings	(1,469,956)	1,244,733	3,499,017
After tax effect of dilutive securities	-	-	46,902
Diluted earnings	(1,469,956)	1,244,733	3,545,919

	2004 No.	2003 No.	2002 No.
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	87,810,254	82,724,884
Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,810,254	87,910,235

Diluted earnings per share is calculated after taking into consideration all options and convertible notes on issue that remain unconverted at 31 December as potential ordinary shares.

	Consolidated
	2004	2003	2002
	$	$	$
6. Cash assets
Cash at bank	1,908,996	1,533,897	2,492,418
Deposits at call	1,300,000	2,768,021	-
Bills of exchange	-	-	2,600,000
Bank bonds	-	-	1,027,390
	3,208,996	4,301,918	6,119,808

7. Receivables
CURRENT
Trade debtors	764,916	639,759	937,931
Income tax receivable	827,755	126,845	-
Sundry debtors & prepayments	341,689	486,426	244,810
	1,934,360	1,253,030	1,182,741

8. Inventories
CURRENT
Pearls	1,193,728	3,333,948	2,924,061
Jewelry	7,939	-	-
	1,201,667	3,333,948	2,924,061
NON CURRENT
Nuclei	151,911	121,836	145,237
Other	88,337	-	-
	240,248	121,836	145,237
Total inventory	1,441,915	3,455,784	3,069,298

9. Self-generating and regenerating assets (SGARAs)
CURRENT
Oysters	2,583,417	2,165,998	2,671,601

NON CURRENT
Oysters	9,090,275	8,406,627	8,203,530
Total SGARAs	11,673,692	10,572,625	10,875,131

The details of the SGARAs that are held by the economic entity as at year end are as follows:

Nature of SGARAs:- Oysters (Pinctada Maxima)

	2004	2003	2002
Number	No.	No.	No.
Held within the economic entities operations:
Juvenile oysters which are not nucleated 362,940	749,889	697,468	384,622
Nucleated oysters	385,578	302,780	285,853
Other oysters used for broodstock, saibo tissue and research	3,006	8,348	3,219

Economic entities share held within joint operations:
Nucleated oysters	97,628	-	1,715
	1,236,101	1,008,596	675,409
Change increment in net market value during the financial year	$nil	$nil	$nil

	Consolidated
	2004	2003	2002
	$	$	$
10. Property, plant and equipment
(a) General
Plant and equipment
- at cost	100,475	77,393	74,107
- accumulated depreciation	(69,950)	(62,721)	(62,020)
	30,525	14,672	12,087
(b) Pearling project
Leasehold land and buildings
- at cost	1,283,492	1,236,544	907,266
- accumulated depreciation	(437,975)	(361,430)	(282,922)
	845,517	875,114	624,344
Plant and equipment, vessels, vehicles
- at cost	6,862,873	6,097,114	5,690,261
- accumulated depreciation	(5,050,778)	(4,528,686)	(4,131,757)
	1,812,095	1,568,428	1,558,504
Total pearling project	2,657,612	2,443,542	2,182,848
Total property, plant and equipment	2,688,137	2,458,214	2,194,935

Included in Pearling Project leasehold land and buildings is $278,920 (2003 - $414,223, 2002 - $93,665), being construction in progress at cost.

	Consolidated
	2004	2003	2002
	$	$	$
Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:
(a) General
Carrying amount at beginning of the year	14,672	12,087	7,902
Additions	23,081	9,763	8,507
Depreciation	(7,228)	(7,178)	(4,322)
Carrying amount at end of the year	30,525	14,672	12,087

(b) Pearling project
Leasehold land and buildings
Carrying amount at beginning of the year	875,114	624,344	615,504
Additions	46,948	329,278	99,572
Depreciation	(76,545)	(78,508)	(90,732)
Carrying amount at end of the year	845,517	875,114	624,344
Plant and equipment, vessels, vehicles
Carrying amount at beginning of the year	1,568,428	1,558,504	1,679,030
Additions	708,610	780,677	516,115
Disposals	(1,870)	(150,311)	-
Depreciation	(463,073)	(620,442)	(636,641)
Carrying amount at end of the year	1,812,095	1,568,428	1,558,504

11. Intangible assets
Goodwill associated with acquisition of 25% investment in P.T. Cendana Indopearls - at cost	1,249,292	1,249,292	1,249,292
Accumulated amortization	(1,249,292)	(1,249,292)	(1,001,516)
	-	-	247,776

12. Payables
CURRENT
Trade creditors	332,361	129,867	81,052
Other creditors	688,008	637,113	854,448
	1,020,369	766,980	935,500

	Consolidated
	2004	2003	2002
	$	$	$

13. Provisions
CURRENT
Employee entitlements	104,212	122,946	124,387
Number of employees	12	12	13

Employee entitlements relate to holiday pay accrual for all employees of Atlas Pacific Ltd and all expatriate employees of PT Cendana Indopearls. There are no material accruals in relation to the 432 (2003 - 339, 2002 - 244) Indonesian employees of PT Cendana Indopearls.

14. Contributed equity
Issued and paid-up capital 87,810,254 ordinary	18,849,092	18,849,092	18,849,092

Reconciliation of Contributed Equity
Balance at beginning of year	18,849,092	18,849,092	16,183,065
Shares issued
2002 - 731,080 (2001 - 23,806,942) convertible notes with 15 cent face value converted	-	-	109,662
2002 - 8,521,215 options exercised at 30 cents each	-	-	2,556,365
Balance at end of year	18,849,092	18,849,092	18,849,092

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation.

15. Retained profits
Reconciliation of Retained Earnings
Balance at beginning of year	2,452,710	2,086,080	1,993,541
Net profit (loss) attributable to members of the parent entity	(1,469,956)	1,244,733	3,499,017
Dividends Paid	-	(878,103)	(3,406,478)
Balance at end of year	982,754	2,452,710	2,086,080

16. Dividends
	Cents per Share	Total Amount $	Percentage Franked
Dividends paid and not provided for in previous years by the Company are:
2004
Nil	-	-	-
2003
Paid 30 April 2003	1.0	878,103	100%

2002
Paid 26 April 2002	2.0	1,650,274	50%
Paid 25 October 2002	2.0	1,756,204	100%
		3,406,478

	2004	2003	2002
	$	$	$
Dividend Franking Account
Franking credits available to shareholders of the Company for subsequent financial years	2,572,711	2,692,687	2,042,723

17. Options
	2004	2003	2002
	NO.	NO.	NO.
(a) Exercisable between 14 October 1999
and 14 October 2002 at 30 cents each
Outstanding at beginning of year	-	-	8,062,500
Exercised during the year	-	-	(7,996,215)
Cancelled/forfeited during the year	-	-	(66,285)
Outstanding at year end	-	-	-
(b) Exercisable between 1 January 2001
and 31 December 2002 at 30 cents each.
Outstanding at beginning of year	-	-	525,000
Exercised during the year	-	-	(525,000)
Cancelled/Forfeited during the year	-	-	-
Outstanding at year end	-	-	-

Total number of options outstanding at year-end.	-	-	-

18. Commitments
The Company has commitments in relation to the rental of its current office premises. The commitments for lease payments contracted for but not provided for are as follows:
	2004	2003	2002
	$	$	$
Not longer than one year	18,270	-	27,108
Longer than one year, but less than 5 years	28,366	-	-
	46,636	-	27,108

19. Contingent liabilities

There are no contingent liabilities that the Directors are aware of at the date of this report.

20.  Notes to the statement of cash flows

20.1  Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	Consolidated
	2004	2003	2002
	$	$	$
Cash at bank (Note 6)	1,908,996	4,301,918	2,492,418
Deposits at call (Note 6)	1,300,000	-	-
Bills of exchange (Note 6)	-	-	2,600,000
Bank bonds (Note 6)	-	-	1,027,390
Cash and cash equivalents	3,208,996	4,301,918	6,119,808

20.2  Reconciliation of net cash from operating activities to Operating profit after income tax

Operating profit after income tax	(1,469,956)	1,244,733	3,499,017
Inventories	1,009,074	699,007	(3,054,338)
Increase/(decrease) in interest accrual	17,988	(25,055)	(4,436)
Non cash changes in debtors, prepayments and creditors	(398,751)	(914,350)	459,732
Provision for depreciation	546,849	706,129	724,619
Provision for employee entitlements	(13,458)	(2,063)	(36,499)
Amortization of goodwill	-	247,776	251,941
(Profit)/loss on disposal of fixed assets	(20)	34,461	(15,828)
Increase/(decrease) in taxes payable	218,446	(1,942,954)	179,899
Foreign exchange differences	185,619	199,151	-
Net cash provided by/(used in) operating activities	95,791	246,835	2,004,107

20.3	Credit facilities
As at 31 December 2004, the Company had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilized. This facility is secured by a registered first debenture charge over the assets of the Company.

21.   Directors’ and executives’ remuneration

The names and positions held of parent entity directors and specified executives in office at any time during the financial year ended 31 December 2005 are:

Parent Entity Directors:
Mr S.J. Arrow	Director - Non-Executive
Mr W.F. James	Chairman - Non-Executive (retired 28 July 2004)
Mr I.M. Murchison	Director - Non-Executive
Mr G.R.W Snow	Chairman - Non-Executive
Mr J.J.U. Taylor.	Managing Director -Executive.

Specified Executives
Mr R.P. Poernomo	President Director, PT Cendana Indopearls
Mr J.S. Jorgensen	Director, PT Cendana Indopearls
Mr S.C.B. Adams	Company Secretary and Financial Controller

Parent Entity Directors’ Remuneration

2004
	Primary		Post employment	Equity	Other	Total
	Salary & Fees	Superannuation Contribution
Mr S.J. Arrow	30,000	2,700	-	-	-	32,700
Mr W.F. James	35,000	3,150	-	-	-	38,150
Mr I.M. Murchison	14,063	1,265	-	-	-	15,328
Mr G.R.W Snow	44,687	4,022	-	-	-	48,709
Mr J.J.U. Taylor	214,227	21,687			65,026	300,940
	337,977	32,824	-	-	65,026	435,827

2003
	Primary		Post employment	Equity	Other	Total
	Salary & Fees	Superannuation Contribution
Mr S.J. Arrow	30,000	2,700	-	-	-	32,700
Mr W.F. James	60,000	4,219	-	-	-	64,219
Mr I.M. Murchison	-	-	-	-	-	-
Mr G.R.W Snow	33,750	3,038	-	-	-	36,788
Mr J.J.U. Taylor	241,084	21,388			-	262,472
	364,834	31,345	-	-	-	396,179

21.   Directors’ and executives’ remuneration (cont.)

Specified Executives’ Remuneration

2004
	Primary		Post employment	Equity	Other	Total
	Salary & Fees	Superannuation Contribution
Mr S.C.B. Adams	105,000	9,450	-	-	-	114,450
Mr J.S. Jorgensen	160,306	-	-	-	-	160,306
Mr R.P. Poernomo	19,961	-	-	-	-	19,961
	285,267	9,450	-	-	-	294,717

2003
	Primary		Post employment	Equity	Other	Total
	Salary & Fees	Superannuation Contribution
Mr S.C.B. Adams	105,263	7,692	-	-	-	112,955
Mr J.S. Jorgensen	149,286	-	-	-	-	149,286
Mr R.P. Poernomo	12,500	-	-	-	21,463	33,963
	267,049	7,692	-	-	21,463	296,204

Shareholdings
Number of Shares held by Parent Entity Directors and Specified Executives

	Balance 1/1/04	Net Change	Balance 31/12/04
Parent Entity Directors
Mr S.J. Arrow	1,952,934	-	1,952,934
Mr W.F. James	-	-	-
Mr I.M. Murchison	650,000	-	650,000
Mr G.R.W Snow	14,025,744	-	14,025,744
Mr J.J.U. Taylor	65,000	-	65,000
Specified Executives
Mr S.C.B. Adams	-	-	-
Mr J.S. Jorgensen	36,034	-	36,034
Mr R.P. Poernomo	1,265,000	-	1,265,000
	17,994,712	-	17,994,712

There are no options held by Directors or Specified Executives of the Company. There are no Directors or Specified Executives who have received any remuneration in the form of securities of any sort issued by the Company in the last two financial years.

The Company’s policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

The remuneration structure for executive officers, including executive directors, is based on a number of factors, including length of service, particular experience of the individual concerned and overall performance of the company. The contracts for service between the company and specified directors and executives, with the exception of the Managing Director Mr J Taylor whose contract expires in December 2007, are on a continuing basis the terms of which are not expected to change in the immediate future. Upon retirement specified directors and executives are paid employee benefit entitlements accrued to date of retirement.

21.   Directors’ and executives’ remuneration (cont.)

Disclosure of directors’ and executives’ remuneration changed under Australian law for the year ended 31 December 2004. Prior years’ disclosure for 3 years comparative is presented below.

	2004 $	2003 $	2002 $
Amounts received or due and receivable by Directors of the Company	435,827	445,470	454,756

Number of Directors of Atlas Pacific Limited whose remuneration was:	2004 No.	2003 No.	2002 No.
$10,000 to$19,999	1	1	1
$30,000 to$39,999	2	3	2
$40,000 to$49,999	1	-	1
$50,000 to$59,999	-	-	1
$60,000 to$69,999	-	1	1
$180,000 to$189,999	-	-	1
$260,000 to$269,999	-	1	-
$300,000 to$309,999	1	-	-
Income received or due and receivable by Australian based executive officers (including executive directors) of the economic entity, from all entities in the economic entity and any related entities.	294,717	262,473	180,000
	No.	No.	No.
The number of executive officers whose income was within the following bands
$30,000 - $39,999	1	-	-
$110,000 - $119,999	1	-	-
$140,000 - $149,999	1	-	-
$180,000 - $189,999	-	-	1
$260,000 - $269,999	-	1	-

It is the opinion of the Board in 2003 and 2002 that none of the company’s existing offices other than the Managing Director meet the definition of Executive Officer under Section 9 of the Corporations Act 2001.

22.   Related party transactions

Details of Directors’ remuneration are set out in note 21.
DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Mr R.P. Poernomo, the President Director of the Indonesian subsidiary PT Cendana Indopearls, received a fee on normal commercial terms of the equivalent to $57,188 (2003 - $47,255 2002 $37,095) for providing office facilities and administration services for the Company’s Indonesian subsidiary in Jakarta, Indonesia.

The Company had an agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is Managing Director and major shareholder, to sub-lease office space on commercial terms. Rent of $18,072 (2003 - $36,430 2002 $35,000) was paid during the year. The rental arrangements with Arrow Pearling Co Pty Ltd ceased on 30 June 2004.

The Company also has a consultancy agreement with Arrow Pearling Co Pty Ltd under which staff of the economic entity have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $189,030 (2003 - $177,566 2002 $232,061) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.

During the year, an employment contract was entered into between the Company and Claire Taylor, the wife of the managing Director, Joseph Taylor, on commercial terms. Under this contract, Mrs Taylor received remuneration of $48,556 for her services in establishing further markets for the Company’s by-product material.
During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms
TRANSACTIONS WITH NON-DIRECTOR RELATED PARTIES

The Company purchases pearls from its wholly owned controlled entity PT Cendana Indopearls. These transactions are in the normal course of business.

23. Remuneration of auditors	2004	2003	2002
Amounts received or due and receivable by the auditors for:	$	$	$

Auditing or reviewing financial statements
Auditors of the Company	42,594	17,513	24,998
Other auditors	-	12,776	62,162
	42,954	30,289	87,160
Other Services
Auditors of the Company	8,921	23,377	-
Other auditors	48,016	31,732	70,459
	56,937	55,109	70,459

24. Segment reporting
(a) Business Segment (Primary Reporting)
The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical Segment (Secondary Reporting)
	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2004
Revenue
External segment revenue	669,459	5,218,743	-	5,888,202
Inter-segment revenue	3,534,025	-	(3,534,025)	-
Total segment revenue	4,023,484	5,218,743	(3,534,025)	5,888,202
Other unallocated revenue	(1,656,595)	974,518	1,631,398	949,321
Total revenue				6,837,523
Result
Segment result	314,931	(300,917)	(853,068)	(839,054)
Unallocated corporate expenses	(1,954,477)	(2,665,335)	4,085,856	(533,956)
Profit from ordinary activities before income tax				(1,373,010)
Income tax expense				(96,946)
Net profit				(1,469,956)

Depreciation and amortization	21,128	7,228	-	28,356
Other non-cash expenses	3,666	16,061	-	19,727

Assets
Segment assets	15,416,636	1,898,788	-	17,315,424
Unallocated corporate assets	549,848	3,321,747	-	3,871,595
Consolidated total assets	15,966,484	5,220,535	-	21,187,019
Liabilities
Segment liabilities	874,227	350,953	-	1,225,180
Unallocated corporate liabilities	58,233	71,760	-	129,993
Consolidated total liabilities	932,460	422,713	-	1,355,173

Acquisitions of non-current assets
(Property, Plant and Equipment)	755,558			755,558
Unallocated acquisitions of non-current assets		23,083		23,083
				778,641

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2003
Revenue
External segment revenue	54,521	8,803,892	-	8,858,413
Inter-segment revenue	5,875,549	-	(5,875,549)	-
Total segment revenue	5,930,070	8,803,892	(5,875,549)	8,858,413
Other unallocated revenue				778,980
Total revenue				9,637,393
Result
Segment result	233,950	3,002,940	(483,381)	2,753,509
Unallocated corporate expenses				(812,200)
Profit from ordinary activities before income tax				1,941,309
Income tax expense				(696,576)
Net profit				1,244,733

Depreciation and amortization	946,726	7,179	-	953,905
Other non-cash expenses	2,842	1,700	-	4,542

Assets
Segment assets	13,688,492	3,843,809	-	17,532,301
Unallocated corporate assets	248,550	4,411,283	-	4,659,833
Consolidated total assets	13,937,042	8,255,092	-	22,192,134

(b) Geographical (cont)
	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2003

Liabilities
Segment liabilities	623,083	181,328	-	804,411
Unallocated corporate liabilities	7,171	78,750	-	85,921
Consolidated total liabilities	630,254	260,078	-	890,332

Acquisitions of non-current assets	1,109,955	-	-	1,109,955
(Property, Plant and Equipment)
Unallocated acquisitions of non-current assets				9,763
				1,119,718

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2002
Revenue
External segment revenue	103,417	10,603,213	-	10,706,630
Inter-segment revenue	5,069,768	-	(5,069,768)	-
Total segment revenue	5,173,185	10,603,213	(5,069,768)	10,706,630
Other unallocated revenue				634,818
Total revenue				11,341,448
Result
Segment result	349,363	6,574,753	(291,034)	6,633,082
Unallocated corporate expenses				(1,016,049)
Profit from ordinary activities before income tax				5,617,033
Income tax expense				(2,118,016)
Net profit				3,499,017

Depreciation and amortization	988,459	4,516		992,975
Other non-cash expenses	17,488	24,886		42,374

Assets
Segment assets	13,537,058	3,743,913	247,776	17,528,747
Unallocated corporate assets	200,426	5,986,308	-	6,186,734
Consolidated total assets	13,737,484	9,730,221	247,776	23,715,481

(b) Geographical (continued)
	Indonesia	Australia	Eliminations	Total
	$	$	$	$
Liabilities
Segment liabilities	699,147	291,946		991,093
Unallocated corporate liabilities	407,776	1,381,440		1,789,216
Consolidated total liabilities	1,106,923	1,673,386		2,780,309

2002
Acquisitions of non-current assets	615,687	-	-	615,687
Unallocated acquisitions of non-current assets				8,507
				624,194

25.  Economic dependency

The company’s pearls are sold at auction and by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls at the auctions are sold to a number of wholesale customers with a wide geographic spread.

All of the company’s pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

26.  Controlled entities

	Percentage owned			Place of incorporation	Book value of Company’s investment
	2004	2003	2002		2004	2003	2002
					$	$	$
Sharcon Pty Ltd	100%	100%	100%	Australia	-	-	-
Tansim Pty Ltd	100%	100%	100%	Australia	-	-	-
P.T. Cendana Indopearls	100%	100%	100%	Indonesia	-	-	-
					-	-	-

The ultimate parent entity, Atlas Pacific Limited, is incorporated in Australia.

27.  Post balance date events

There have been no significant post balance date events.

28. Amounts payable/receivable in foreign currencies

The Australian Dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:
	CONSOLIDATED
	2004	2003	2002
	$	$	$
Amount receivable:
Indonesian Rupiah	75,543	298,712	44,834
Japanese Yen	537,846	537,594	824,629
US Dollars	6,696	-	191,037
	620,085	836,306	1,060,500
Amounts payable:
Indonesian Rupiah	(945,232)	(1,106,923)	(614,866)
US Dollars	-	-	(35,721)
	(945,232)	(1,106,923)	(650,587)

30. Additional financial instruments disclosure

(a)	Net fair value of financial assets and liabilities

The net fair value of cash, cash equivalents and no-interest bearing monetary financial assets and liabilities approximates their carrying value.

(b)	Interest rate risk

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total
		%	$	$	$	$
2004
Financial Assets
Cash	6	3.05	1,886,833	1,300,000	22,163	3,208,996
Receivables	4,7	0.00	-	-	2,174,279	2,174,279
			1,886,833	1,300,000	2,196,442	5,383,275

Financial Liabilities
Payables	12	0.00	-	-	(1,250,849)	(1,250,849)
			-	-	(1,250,849)	(1,250,849)
Net Financial Asset/(Liabilities)			1,886,833	1,300,000	945,593	4,132,426

2003
Financial Assets
Cash	6	4.59	1,515,306	2,768,021	18,591	4,301,918
Receivables	4,7	0.00	-	-	1,253,030	1,253,030
			1,515,306	2,768,021	1,271,621	5,554,948

Financial Liabilities
Payables	12	0.00	-	-	(766,980)	(766,980)
			-	-	(766,980)	(766,980)
Net Financial Asset/(Liabilities)			1,515,306	2,768,021	504,641	4,787,968

2002
Financial Assets
Cash	6	4.80	1,273,827	4,808,889	37,092	6,119,808
Receivables	7	0.00	-	-	1,182,741	1,182,741
			1,273,827	4,808,889	1,219,833	7,302,549

Financial Liabilities
Payables	12	0.00	-	-	(935,500)	(935,500)
			-	-	(935,500)	(935,500)
Net Financial Asset/(Liabilities)			1,273,827	4,808,889	284,333	6,367,049

		CONSOLIDATED
Reconciliation of net financial assets to net assets		2004	2003	2002
	Note	$	$	$
Net financial assets/(liabilities) as above		4,132,427	4,787,968	6,367,049
Non-financial assets & liabilities
- Inventories	8	1,441,915	3,455,784	3,069,298
- SGARA’s	9	11,673,691	10,572,625	10,875,131
- Property, plant & equipment	11	2,688,137	2,458,214	2,194,935
- Intangibles	12		-	247,776
- Tax liability/benefit (net)	4	(112)	150,157	(1,694,630)
- Provisions	15	(104,212)	(122,946)	(124,387)
Net assets per balance sheet		19,831,846	21,301,802	20,935,172

(c)	Foreign Exchange Risk

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 6 months.

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

	2004	2003	2002	2004	2003	2002
	Weighted average rate			AUD	AUD	AUD
Sell Japanese Yen
Not later than one year	73.50	70.13	66.13	3,384,800	7,310,601	9,939,247
One to two years	-	70.81	64.62	-	500,000	1,500,000

These forward exchange contracts are hedging anticipated sales that are due within 6 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrecognized gains and losses on hedges of anticipated foreign currency sales for the consolidated entity are as follows:

	2004		2003		2002
	Gains	Losses	Gains	Losses	Gains	Losses
	AUD	AUD	AUD	AUD	AUD	AUD
Not later than one year	289,911		922,729	-	172,174	(28,570)
One to two years	-		58,891	-	55,688	-

(d)	Credit risk exposure

The credit risk on financial assets of the economic entity which have been recognized on the balance sheet, other than investments in shares, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimizes concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The company carries insurance against default of its debtors up to $2 million.

Credit risk on off-balance sheet derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency.

31.  Significant differences between Australian GAAP and US GAAP

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

The effect on the statement of performance and the statement of position from the adjustments that are required to reflect US GAAP for the above stated accounts are as follows:

	YEARS ENDED 31 DECEMBER
	2004	2003(1)	2002(1)
STATEMENT OF PERFORMANCE
Net income/(loss) under Australian GAAP	(1,469,956)	1,244,733	3,499,017
31.2 Amortization of Goodwill	-	247,777	251,941
31.4 Stock Option issue to employees	-	-	(36,400)
31.5 Change in Fair Value of Derivative Instruments	(691,709)	782,327	(6,316)
31.8 Capitalization of Administration Expenses to Inventory	168,508	426,448	487,022
31.9 Adjustment to foreigh exchange balances of off-shore subsidary	(1,424,173)	(1,116,101)	320,234
Net income before cumulative effect of change in Accounting Principal under US GAAP	(3,417,330)	1,585,184	4,515,498
Cumulative effect of change in Accounting Principal	-	-	-
Net income under US GAAP	(3,417,330)	1,585,184	4,515,498

	YEARS ENDED 31 DECEMBER
	2004	2003(1)	2002(1)
STATEMENT OF POSITION
Equity
Australian GAAP	19,831,846	21,301,802	20,935,172
31.2 Goodwill	499,718	499,718	251,941
31.5 Financial Instruments	289,911	981,620	199,292
31.8 Capitalization of Administration Expenses to Inventory	-	(168,508)	(594,956)
31.9 Adjustment to foreigh exchange balances of off-shore subsidary	(3,782,136)	(2,880,458)	(1,186,993)
US GAAP	16,839,339	19,734,174	19,604,456
Total Assets
Australian GAAP	21,187,019	22,192,134	23,715,481
31.2 Goodwill	499,718	499,718	251,941
31.5 Financial Instruments	289,911	981,620	199,292
31.8 Capitalization of Administration Expenses to Inventory	-	(168,508)	(594,956)
31.9 Adjustment to foreigh exchange balances of off-shore subsidary	(3,782,136)	(2,880,458)	(1,186,993)
US GAAP	18,194,514	20,703,635	22,397,898

(1)
US GAAP restated in accordance with the adjustment stated in Note 31.9. The adjustments for foreign currency translation have not been made in previous years and so the accounts for 2002 and 2003 are restated in this report for the first time.

31.1  DEVELOPMENT COST

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

31.2  GOODWILL

Under Australian GAAP, goodwill relating to the acquisition of a business is written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective from 1 January 2002, goodwill may not be amortized under US GAAP. Consequently, there is an adjustment required to the accounts and this is reflected as described in note 31 above.

31.3  VALUATION OF INVENTORY

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

31.4  STOCK OPTION ISSUES

During 2000, the Company repriced its stock options from A$0.40 to A$0.30, the then quoted market price. Under US GAAP, these options are accounted for as variable options from that time forward and must be marked to market through income until they are exercised, forfeited, or expire.

Exercise price of options: A$0.30

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Number of options on issue	-	-	- [1]
Share Price (December 31)			A$0.390
March 28, 2002			A$0.460
April 19, 2002			A$0.495
September 30, 2002			A$0.425
Change in value attributed to options	N/A	N/A	A$36,400

(1)	525,000 options exercised during 2002- 175,000 - March 28, 2002 170,000 - April 19, 2002 180,000 - September 30, 2002

(2)	275,000 options forfeited during 2001.

31.5  GAINS AND LOSSES ON FOREIGN EXCHANGE CONTRACTS

In accordance with FAS 133 US GAAP requires that the loss or gain on Forward Exchange Contracts (FEC’s) noted in Note 31 above must be recognized in the statement of performance of the Company. The adjustment to the statement of performance and statement of position has been recognized from January 1, 2001 and this difference is as follows:

	2004	2003	2002
	$	$	$
Fair Value of Forward Exchange Contracts	289,911	981,620	199,292
Gain/(Loss) from Forward Exchange Contracts	(691,709)	782,327	(6,318)

FAS 133 was required to be adopted from January 1, 2001 and therefore a cumulative effect of change in accounting principal was booked upon adoption.

31.6  EARNINGS PER SHARE

The calculation of diluted earnings per share under US GAAP differs from that under Australian GAAP. Under US GAAP common stock equivalents are not included in diluted earnings per shares unless they are considered dilutive. Also, under US GAAP the treasury stock method is used to calculate the dilutive effect of stock options.

	YEARS ENDED 31 DECEMBER
	2004	2003(1)	2002(1)
	(cents)	(cents)	(cents)
Basic Earnings per share under
Aust GAAP	(1.67)	1.42	4.23
US GAAP (before cumulative effect of change in Accounting Principal)	(3.89)	1.81	5.46
US GAAP (after effect of change in Accounting Principal)	(3.89)	1.81	5.46
Earnings per ADR under US GAAP - 20 shares equivalent to 1 ADR before change in Acc. Princ.	(77.80)	36.20	109.17
after change in Acc. Princ.	(77.80)	36.20	109.17
Diluted Earnings per share under
Aust GAAP	(1.67)	1.42	4.03
US GAAP (before cumulative effect of change in Accounting Principal)	(3.89)	1.81	5.06
US GAAP (after effect of change in Accounting Principal)	(3.89)	1.81	5.06
Earnings per ADR under US GAAP - 20 shares equivalent to 1 ADR before change in Acc. Princ.	(77.80)	36.20	101.92
after change in Acc. Princ.	(77.80)	36.20	101.92
Reconciliation of Diluted Earnings
	2004 (A$)	2003(1) (A$)	2002(1) (A$)
Before cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (USGAAP)	(3,417,330)	1,585,184	4,515,498
Add Back Interest on Convertible Notes	-	-	2,276
Net Profit - Diluted EPS (US GAAP)	(3,417,330)	1,585,184	4,515,498
Outstanding Shares - Basic EPS	87,810,254	87,810,254	82,724,884
Add dilutive options (US GAAP)	-	-	6,535,281
Add dilutive convertible notes (US GAAP)	-	-	24,494
Outstanding Shares - Diluted EPS (US GAAP)	87,810,254	87,810,254	89,284,659

(1)
US GAAP restated in accordance with the adjustment stated in Note 31.9. The adjustments for foreign currency translation have not been made in previous years and so the accounts for 2002 and 2003 are restated in this report for the first time.

	YEARS ENDED 31 DECEMBER
	2004	2003(1)	2002(1)
	(cents)	(cents)	(cents)
After cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (US GAAP)	(3,417.330)	1,585,184	4,515,498
Add Back Interest on Convertible Notes	-	-	2,276
Net Profit - Diluted EPS (US GAAP)	(3,417.330)	1,585,184	4,515,498
Outstanding Shares - Basic EPS	87,810,254	87,810,254	82,724,884
Add dilutive options (US GAAP)	-	-	6,535,281
Add dilutive convertible notes (US GAAP)	-	-	24,494
Outstanding Shares - Diluted EPS (US GAAP)	87,810,254	87,810,254	89,284,659

(1)
US GAAP restated in accordance with the adjustment stated in Note 31.9. The adjustments for foreign currency translation have not been made in previous years and so the accounts for 2002 and 2003 are restated in this report for the first time.

31.7  SHARE OPTION PLANS

The Company has no formal process for the inclusion of share options in the remuneration of its employees or executives. Options have in the past been issued as part of the remuneration of employees and executives. At 31 December 2004 there are no outstanding share options issued by the Company and no options were issued to employees and executives in the year ended 31 December 2004.

	2004		2003		2002
Issued and subscribed ordinary shares	Number of Shares	A$	Number of Shares	A$	Number of Shares	A$

Balance, beginning of year	87,810,254	18,849,092	87,810,254	18,849,092	78,557,959	16,183,065
Issue of ordinary shares pursuant to options exercised at 30 cents each	--	--	--	--	8,521,215	2,556,365
Issue of ordinary shares through conversion of Secured Convertible Notes (debt) to equity.	--	--	--	--	731,080	109,662
Balance at end of year	87,810,254	18,849,092	87,810,254	18,849,092	87,810,254	18,849,092

31.8  Capitalization of Administration Expenses

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

	YEARS ENDED 31 DECEMBER
	2004	2003	2002
Administration costs capitalized	-	-	-
Cumulative effect on Total Assets	-	(168,508)	($594,956)
Cumulative effect on Equity	-	(168,508)	($594,956)
Effect on Net Income	168,508	426,448	$487,022

31.9  Adjustment for foreigh exchange balance of off-shore subsidary

The Company does not consider the Indonesian subsidiary, Cendana, to be a self sustaining entity. Under Australian GAAP, only monetary items that are stated in a currency other than Australian Dollars are converted to the reporting currency at the exchange rate at the balance date. All other foreign currency balances are translated to Australian Dollars at their historical rate. This is referred to as the temporal method of accounting. Under US GAAP, all balance sheet items that are recorded in a currency other than the reporting currency are translated at the spot rate at the balance date. This is referred to as the current method. The foreign currency movements are recorded in a foreign currency revaluation reserve on the balance sheet. The adjustment required to reflect this change is as follows:

	YEARS ENDED 31 DECEMBER
	2004	2003	2002
Cumulative effect on Total Assets	(3,782,134)	(2,801,329)	(1,713,860)
Cumulative effect on Total Liabilities	-	871	(13,131)
Cumulative effect on Equity	(3,782,136)	(2,880,458)	(1,186,993)
Cumulative effect on Translation Reserve	1,562,096	2,004,591	1,507,226
Effect on Net Income	1,424,173	(1,116,101)	320,234