Form 20-F
period 2005-12-31
Atlas South Sea Pearl LTD
filed 2006-07-17
CIK 1011974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934
Date of event requiring this shell company report………………………………..

For the transition period from _____________________ to ____________________

COMMISSION FILE NUMBER 0-28186

ATLAS SOUTH SEA PEARL LIMITED
(Exact Name of Registrant as Specified in its Charter)

___________________________________________________________________
(Translation of Registrant’s name into English)

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

                                                               None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The Company had 87,810,254 Ordinary Shares of Common Stock outstanding as of December 31, 2005.
* Each American Depositary Share represents 20 Ordinary Shares of Common Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated files. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☒	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	☐	No	☐

2

i

INTRODUCTION

Currency of Presentation and Definitions

As used herein, except as the context otherwise requires, the term “Company” refers to Atlas South Sea Pearl Limited, an Australian corporation and its subsidiaries. The term “ADRs” refers to the American Depositary Receipts of the Company, which evidence ownership of American Depositary Shares (“ADSs”) of the Company. Each ADR evidences ownership of a specified number of ADSs and each ADS evidences ownership of 20 ordinary shares of the Company’s common stock (the “Shares”).

The Company’s fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

The Company furnishes the Bank of New York, as depositary for its ADSs (the “Depositary”), with annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent registered public accounting firm. Such financial statements have been audited in accordance with Australian auditing standards. The Depositary makes such reports available for inspection by the record holders of ADRs. The Company also furnishes the Depositary with financial statements. Until December 31, 2004 these financial statements had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (“AGAAP”). Effective January 1, 2005, the Company began preparing its financial statements in accordance with the Australian equivalent of International Financial Reporting Standards (“AIFRS”). These financial statements are required to be furnished to shareholders under Australian law. AIFRS differs from U.S. Generally Accepted Accounting Principles (“US GAAP”) in certain material respects. Accordingly, the Company’s audited consolidated financial statements include a reconciliation of certain line items to US GAAP - See Note 35 of “Item 17. Financial Statements.”

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to “US Dollars” or “US$” are to the currency of the United States of America and references to “Australian Dollars” or “A$” are to the currency of Australia. Solely for convenience, this annual report on Form 20-F contains translations of certain Australian Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Australian Dollar amounts actually represent such US Dollar amounts or could have been or could be converted into US Dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian Dollars into US Dollars has been made at the rate of A$1.00 = US$0.7342, which was the Noon Buying Rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005. For information regarding rates of exchange between Australian Dollars and US Dollars for 2001 to the present, see “Item 3. A. Selected Financial Consolidated Data - Exchange Rates.”

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

These risks include, but are not limited to, the following:

•	the economic and socio-political climate in the areas in which the Company operates;

•	storms, weather patterns, water pollution or other events which increase the projected mortality rate or decrease the projected quality of the Company’s oysters and pearls;

•	changes in the worldwide supply and demand for South Sea pearls;

•	increases in labor costs in Indonesia and general economic factors in markets where the Company plans to sell its pearls;

•	the exchange rate of Japanese Yen, which is the predominant currency for dealing in pearls, against the Australian Dollar and other currencies; and

•	the availability of an adequate supply of quality pearls.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial information set forth below has been derived from the Company’s audited financial statements and the notes thereto contained elsewhere herein. The financial statements for the year ended December 31, 2005 have been prepared in accordance with AIFRS. The Company began using AIFRS effective from January 1, 2005. For comparative purposes, the financial statements for the year ended December 31, 2004 have been amended to reflect the new AIFRS format of reporting. However, any financial information that is presented in this Annual Report for fiscal years ending on or before December 31, 2003 are reported under AGAAP. The financial information should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and notes thereto. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

	Years Ended December 31,
Income Statement Data	2005(1) (US$)	2005 (A$)	2004 (A$)
AIFRS Accounting Principles:
Revenue	$7,083,830	$9,847,859	$6,837,523
Net income (loss) from operations	1,512,883	2,060,587	(594,274)
Net income (loss) from continuing operations	1,512,883	2,060,587	(594,274)
Net income (loss)	1,512,883	2,060,587	(594,274)
Net income (loss) per share-basic	0.0172	0.0235	(0.0068)
Net income (loss) per share-diluted	0.0172	0.0235	(0.0068)
Weighted average number of basic ordinary shares outstanding	87,810,254	87,810,254	87,810,254
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,810,254	87,810,254

	Years Ended December 31,
Income Statement Data	2005(1) (US$)	2005 (A$)	2004 (A$)	2003 (A$)	2002 (A$)	2001 (A$)
U.S. Generally Accepted Accounting Principles:
Revenue	$7,230,298	$9,847,859	$6,837,523	$9,637,393	$11,341,448	$11,335,984
Amortization of goodwill (2)	—	—	—	247,777	251,941	—
Gain/(loss) on foreign exchange derivatives (3)	—	—	(691,709)	782,327	(6,318)	205,610
Stock options issued to employees	—	—	—	—	(36,400)	(47,250)
Capitalization of administration costs (4)	—	—	168,508	426,448	487,022	(170,962)
Foreign Currency Balances(5)	—	—	—	(1,116,101)	320,234	—
Prior year adjustment (6)	9,376	12,770	—	—	—	—
Net income (loss) from operations	1,522,259	2,073,357	(1,117,475)	1,585,184	4,515,498	4,138,168
Net income (loss) from continuing operations	1,522,259	2,073,357	(1,117,475)	1,585,184	4,515,498	4,138,168
Net income (loss)	1,522,259	2,073,357	(1,117,475)	1,585,184	4,515,498	4,138,168
Net income (loss) per share - basic (before cumulative effect of change in accounting policy)	0.01725	0.0236	(0.0127)	0.0181	0.0546	0.0666
Net income loss) per share - basic (after cumulative effect of change in accounting policy)	0.01725	0.0236	(0.0127)	0.0181	0.0546	0.0678
Net income (loss) per share - diluted (before cumulative effect of change in accounting policy)	0.01725	0.0236	(0.0127)	0.0181	0.0506	0.0542
Net income (loss) per share - diluted (after cumulative effect of change in accounting policy)	0.01725	0.0236	(0.0127)	0.0181	0.0506	0.0551
Weighted average number of basic ordinary shares outstanding	87,810,254	87,810,254	87,810,254	87,810,254	82,724,884	61,013,243
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,810,254	87,810,254	87,810,254	89,284,659	79,439,026

	Years Ended December 31,
Income Statement Data	2003 (A$)	2002 (A$)	2001 (A$)
Australian Accounting Principles (AGAAP)
Revenue	$9,637,393	$11,341,448	$11,335,984
Net income (loss) from operations	1,244,733	3,499,017	4,150,770
Net income (loss) from continuing operations	1,244,733	3,499,017	4,150,770
Net income (loss)	1,244,733	3,499,017	4,150,770
Net income (loss) per share-basic	0.0142	0.0423	0.0680
Net income (loss) per share-diluted	0.0142	0.0403	0.0510
Weighted average number of basic ordinary shares outstanding	87,810,254	82,724,884	61,013,243
Weighted average number of diluted ordinary shares outstanding	87,810,254	87,910,235	88,026,526

	At December 31,
Balance Sheet Data	2005(1) (US$)	2005 (A$)	2004 (A$)	2003 (A$)	2002 (A$)	2001 (A$)
AIFRS Accounting Principles
Cash and cash equivalents	1,083,297	1,475,480	3,208,996
Total assets	17,995,512	24,510,368	17,385,121
Total current liabilities	4,924,769	6,707,667	1,355,061
Long-term debt and capital lease obligations	124,124	169,060	112
Shareholders’ equity (excluding minority interests) (AIFRS or AGAAP)	12,946,619	17,633,641	16,029,948
U.S. Generally Accepted Accounting Principles:
Goodwill (2)	366,893	499,718	499,718	499,718	251,941	—
Financial instruments (3)	—	—	289,911	981,620	199,292	205,610
Inventory (4)	—	—	—	(168,508)	(594,956)	(1,081,978)
Cash and cash equivalents	1,083,297	1,475,480	3,208,996	5,614,748	5,976,085	4,709,240
Total assets	18,362,612	25,010,368	18,174,750	20,703,635	22,397,898	20,287,762
Total current liabilities	4,924,769	6,707,667	1,355,061	889,463	2,793,441	2,985,647
Long-term debt and capital lease obligations	124,124	169,060	112	406	—	1,877
Foreign Currency Translation (5)	—	—	—	(2,004,591)	(1,507,226)
Shareholders’ equity (excluding minority interests) (US GAAP)	13,313,512	18,133,359	16,819,577	19,734,174	19,604,454	17,300,238
Dividends paid per share	0.0073	0.0100	—	0.0100	0.0400	0.0200

	At December 31,
Balance Sheet Data	2003 (A$)	2002 (A$)	2001 (A$)
Australian Accounting Principles (AGAAP)
Cash and cash equivalents	4,301,918	6,119,808	5,585,608
Total assets	22,192,134	23,715,481	21,164,130
Total current liabilities	889,926	2,780,309	2,985,647
Long-term debt and capital lease obligations	406	—	1,877
Shareholders’ equity (excluding minority interests) (AIFRS or AGAAP)	21,301,802	20,935,172	18,176,606

(1)	US Dollar amounts have been translated at the Noon Buying Rate on December 31, 2005 of A$1.00 = US$0.7342. Such translations are provided for information purposes only.

(2)
Under AGAAP, goodwill relating to the acquisition of a business was written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective January 1, 2002, goodwill may not be amortized under US GAAP but instead is tested for impairment each year. From January 1, 2005, AIFRS treatment of Goodwill is harmonized with US GAAP. However, a retrospective adjustment to Amortization under AIFRS has only been made from January 1, 2004. Consequently, the amount of goodwill on the balance sheet is greater under US GAAP than under AIFRS and there is an adjustment required under US GAAP. See Note 35.1 of “Item 17. Financial Statements.”

(3)
US GAAP requires that the loss or gain on forward exchange contracts noted in Note 35 of “Item 17. Financial Statements” be recognized in the income statement and reflected on the balance sheet of the Company. This loss or gain is not reflected on the income statement or the balance sheet under AGAAP prior to 2004. Under AIFRS, any gain or loss on forward exchange contracts that does not form an effective hedge must be recognized in the income statement and recognized on the balance sheet of the Company. Under the transition to AIFRS from AGAAP, recording of movements and balances relating to foreign currency hedging is only required after January 1, 2005. Hence an adjustment to US GAAP still exists for 2004 above. See Note 35.3 of “Item 17. Financial Statements.”

(4)
Under AGAAP, the Company capitalized expenditures into inventory which were of an administrative nature for the year 2001. Under US GAAP, expenditures which are of an administrative nature may not be capitalized into inventory and must be expensed in the period in which incurred. Adjustments to net income and total assets were required under US GAAP in 2001, 2002, 2003 and 2004. See Note 35.5 of “Item 17. Financial Statements.”

(5)
Under US GAAP, all balance sheet items that are recorded in a currency other than the reporting currency are translated at the spot rate at the balance date. This is referred to as the current rate accounting method. The foreign currency movements are recorded in a foreign currency revaluation reserve on the balance sheet. From January 1, 2004, AIFRS follows the same accounting treatment as US GAAP and as such the accounting treatment for the years 2004 and 2005 does not require adjustment.

Prior to January 1, 2004, applying AGAAP, only monetary items that were stated in a currency other than Australian Dollars were converted to the reporting currency at the exchange rate on the balance date. All other foreign currency balances were translated to Australian Dollars at their historic rate.

(6)	Immaterial prior year earnings adjustment was accounted for in retained earnings under AIFRS. Under US GAAP, this is not allowed and an adjustment has been made to the current year income statement to reflect this.

The Company’s financial statements have been prepared in accordance with either AIFRS or AGAAP, as stated above. Certain line items have been reconciled to US GAAP to assist U.S. persons in evaluating such data. The complete reconciliation of such line items is set forth in “Item 17. Financial Statements - Note 35 to Financial Statements.”

Exchange Rates

Solely for informational purposes, this annual report contains translations of certain Australian Dollar amounts into or from US Dollars at a specified rate. See “Introduction.” These translations should not be construed as representations that the Australian Dollar amounts represent the US Dollar amounts indicated, or could be converted into or from US Dollars at the rate indicated. The exchange rate on June 30, 2006 was A$1.00 = US$0.0.7423.

The following table sets forth, for the months indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Month Ending	High	Low
December 31, 2005	$0.7567	$0.7261
January 31, 2006	0.7572	0.7379
February 28, 2006	0.7548	0.7363
March 31, 2006	0.7458	0.7056
April 30, 2006	0.7593	0.7177
May 31, 2006	0.7781	0.7509
June 30, 2006	0.7527	0.7284

The following table sets forth, for the years indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Year Ended December 31,	Average (1)
2001	0.5132
2002	0.5448
2003	0.6589
2004	0.7378
2005	0.7620

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

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

The Company’s operations are based in Indonesia, which has been subject to economic and socio-political disruption in the past. Some parts of Indonesia have experienced social, ethnic and economic disruption. In November 1999, the Company abandoned its cultivation site in Kupang, W. Timor in part due to increasing unrest in the area. The province of West Papua, where some of the Company’s water leases are located, is agitating for independence. The Company monitors the socio-political situation closely. In the event of civil unrest, there is an evacuation plan in place to protect the Company’s employees. Security personnel are employed to provide protection to employees and the Company’s assets to the best of their ability. It is difficult to predict what will occur in the future. If the employees are forced to abandon any of the farm projects as a result of an emergency, the Company does not expect it will be able to salvage any of the oysters or pearls and this will have a material adverse effect on the Company’s business, operations and financial condition.

The cultivation process for South Sea pearls requires certain environmental conditions and any change in weather or water conditions could have a material adverse effect on the Company’s pearl production. The cultivation process depends on certain environmental factors, including consistently warm sea water temperature, fully saline water conditions, adequate tidal flow to distribute the food supply and availability of phytoplankton food. There are only a few areas in the world that meet such requirements. The water areas encompassed by the Company’s water leases present ideal conditions for pearl cultivation. The conditions in these areas, however, are subject to change based on normal weather patterns. The Company has no control over these weather patterns. In 2002, weather patterns caused by El Niño adversely affected the Company’s ability to raise juvenile oysters. The Company established operations in Northern Bali primarily for the production of juvenile oysters in response to this problem. Notwithstanding this action, the Company anticipates that its rearing of oysters will continue to be affected by natural weather patterns. If these weather patterns continue, there can be no assurances that the Company will have access to sources of oysters for the pearl cultivation process or if available, that they will be available on favorable terms. The failure to maintain an adequate supply of juvenile oysters for nucleation could have a material adverse effect on the Company’s pearl cultivation process.

The Company’s oysters are sensitive to disease. The Company’s oysters are placed in panels in the sea. Although, the Company’s employees continuously clean the oysters, certain foreign organisms can enter the oyster and eat the oyster or cause diseases. The cultivation process for pearls takes approximately two years from the time the oyster is seeded, prior to the oyster being seeded, it takes two years for the animal to reach maturity. Therefore, the loss of oysters due to disease could have a material adverse effect on the Company’s production process and generation of revenue.

The sale of pearls is dependent upon a strong economy. The sale of pearls is sensitive to fluctuations in the global economic cycle. Pearls are categorized as a luxury item and their consumption is dependent upon the availability of disposable income. Consumption is strongly influenced by fashion trends. The Company’s pearls compete with several other types of jewelry such as precious metals and precious gem stones for consumer disposable income. Unfavorable general economic conditions have an adverse effect on consumer spending for such items, and therefore on the Company’s sales.

The price for pearls is subject to fluctuation based on supply and quality. The price that the Company can obtain for its pearls is significantly dependent on the overall supply of available pearls and the quality of the Company’s pearls. There has been an increase in the supply of pearls globally. Most of the increase in South Sea pearl production has come from Indonesia and the Philippines, and there is evidence of increased production from Australia. This increase in supply has had an adverse effect on pearl prices, but the potential adverse impact of continued increases in supply cannot be determined with any certainty. There has also been an increase in supply of fresh water pearls from China and black pearls from Tahiti.  In addition, although the Company closely monitors its pearl cultivation process, it is difficult to predict the quality of pearls the Company will harvest in any given year. Significant increases in the supply of pearls or decreases in the quality of the Company’s pearls could have a material adverse effect on the Company’s revenues.

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

The Company is exposed to the volatile inflation rate in Indonesia. Inflation in Indonesia has varied up to 17% per annum for the period from 2000 to 2005. The official inflation rate in Indonesia for 2005 was 17.1% per annum. In general, inflation increases all of the Company’s operating costs in Indonesia, but specifically impacts wages, food and fuel (diesel and benzene). As the Company’s revenues are derived mostly from sources outside of Indonesia, the Indonesian inflation rate does not cause a corresponding increase in the Company’s revenues. As a result, Indonesia’s inflation could have a material adverse effect on the Company’s expense structure.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is incorporated as a public company in Australia and operates under the Corporations Act 2001. On May 30, 2006, the Company changed its name from Atlas Pacific Limited to Atlas South Sea Pearl Limited to better reflect its business. This change in name was made effective on June 9, 2006. The Company operates under an Australian Company Number ("ACN”) 009 220 053 and an Australian Business Number ("ABN") 32 009 220 053. The Company is listed on the Australian Stock Exchange (“ASX”), which is governed by the ASX Listing Rules. The Company’s domicile is Australia and its registered office and principal place of business are 43 York Street, Subiaco Western Australia 6008 (telephone: +61 8 9380-9444, facsimile: +61 8 9380-9970).

The Company was incorporated on February 28, 1987 as Atlas Pacific Gold N.L. for the purpose of acquiring all of the capital stock in Sharcon Pty Ltd, (“Sharcon”), a company that owned options to acquire mineral and precious metal mining tenements. In June 1987, the Company raised A$5 million through an initial public offering in Australia and, shortly thereafter, listed its shares on the ASX. The Company used the proceeds from this offering to acquire the stock of Sharcon and to explore mining tenements from 1987 through 1988. The Company never commenced mining, and between 1988 and 1993 sold its mining interests and investigated other potential business opportunities. The Company did not generate revenue from its mining operations and has since disposed of all its mining interests and no longer pursues mineral exploration activities.

In 1993, the Company invested in the Indonesian pearling project (the “Pearling Project”) through its subsidiary Tansim Pty Ltd (“Tansim”), with a number of other joint venturers. The Pearling Project operates an oyster hatchery and farm business for the purpose of cultivating South Sea pearls. (See “Business Overview - Pearling).” On January 20, 1994, the Company changed its status from a No Liability (N.L.) company to a company limited by shares and changed its name to Atlas Pacific Limited.

PT Cendana Indopearls (“Cendana”), an Indonesian-approved foreign investment company, owns and operates the Pearling Project. The Company originally acquired a 75% interest in the Pearling Project by purchasing all of the capital stock of Tansim, an Australian corporation, in June 1993. Tansim purchased the remaining 25% interest in Cendana in October 1999. The Company’s principal focus remains on pearl production in Indonesia. As of December 31, 2005, 59% (A$14.4 million) of the Company’s total assets were employed in Indonesia, principally in oyster stocks, plant and equipment. The remaining Company’s assets are made up of pearls, cash and receivables, predominantly in Australia.

During the last and current fiscal years, the Company did not receive an indication of any public takeover offers by third parties in respect of the Company’s Shares or by the Company in respect of other companies’ shares.

B.  Business Overview - Pearling

Introduction

A pearl is a lustrous concretion produced by certain bivalve mollusks, including mussels and oysters. Natural pearls consist almost entirely of nacre, which is the substance forming the inner layers of the mollusk shells. Nacre, also referred to as mother-of-pearl, is composed primarily of aragonite crystals. The pearl is an abnormal growth resulting from the invasion of the body of the mollusk by foreign matter, or “nucleus”. The foreign body acts as an irritant in the mollusk and becomes coated with layer upon layer of nacreous material. Approximately 30% of cultivated mollusks reject the nucleus and do not produce pearls. Both marine and freshwater mollusks produce pearls, and the most commonly used mollusk for the production of pearls is the oyster.

There are several types of pearls cultivated around the world. The four major categories of cultured pearls are (1) Akoya pearls produced in the seas around China and Japan, (2) freshwater pearls produced mainly in China, (3) South Sea pearls produced primarily in Australia, Indonesia, Philippines, and Myanmar, and (4) black pearls produced in Tahiti and several other Pacific Islands.

Prices of pearls vary enormously. There are several factors which determine the value of a pearl. These factors include size, shape, color, skin quality and luster. As the size and other characteristics of a pearl improve, its value increases exponentially.

With respect to shape, the most valuable pearls are spherical. Drop and button shapes are less valuable than spherical pearls, but are still considered to be quality pearls. Circles and irregular shaped pearls, or baroques, are the least valuable shapes of pearls.

Pearl coloration varies widely, with the most valuable shades being gold and silver. South Sea pearls may be silver, white, cream, yellow or gold. The Pinctada maxima oyster is the species which produces the South Sea pearl. There are two varieties of this oyster. The silver lip variety produces the valuable silver-white pearl and the gold lip variety produces cream, yellow and highly sought after gold colored pearls.

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

Pearl cultivation traditionally relied on the availability of wild oysters, or shells, which were nucleated to form pearls. However, hatchery-reared oysters have become an increasingly popular means of cultivating pearls. By using hatchery-reared oysters, pearl farmers are able to control oyster breeding to improve the quality of the oysters that will be nucleated. This, in turn, produces higher quality pearls.

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

The South Sea Pearl Industry

Australia is traditionally the most successful producer of South Sea pearls in terms of quality. The bulk of Australian pearls are produced in Western Australia and the Northern Territory. Australian state governments manage the industry on a quota system, with a total permitted annual catch of 572,000 wild shells shared among sixteen pearl oyster licenses in Western Australia. In addition to this, beginning in 1992, Western Australian license holders became entitled to seed an additional 350,000 hatchery produced oysters. The quota is not divided equally, and the two largest pearling operators control over 50% of the quota. Family groups or small partnerships tightly control the licenses. In 1998, the authorities in the Northern Territory also issued six pearling licenses for a total permitted annual seeding limit of 420,000 seedings for wild and hatchery produced oysters.

Although the technology is available to introduce hatchery programs in Western Australia, high production costs, particularly labor costs, have limited the development of such programs. In addition, Western Australia recently extended its quota system to embrace hatchery-reared oysters in addition to wild shells. Because of the fixed quota system and restrictive hatchery policy, expansion opportunities for Australian pearl producers are limited. The only ways to increase profitability are through improvement in pearl quality or reduction in costs of production. Thus, the Australian pearling industry is virtually closed to new participants unless they are prepared to acquire an existing operation.

By comparison, the pearling industry in Indonesia is relatively unregulated. Although there are a few farmers in Indonesia capable of producing quantities of pearls equal to the largest Australian operations, there are a lot more pearl producers in Indonesia, many with small operations. Due to a lesser abundance of wild shells and lower labor costs, there is much heavier emphasis on hatchery breeding programs in Indonesia than in Australia. Production has grown substantially in the last decade and Indonesia now produces approximately the same volume of pearls as Australia. The value of such production, however, is less than that of Australia due to the lower quality and size of the pearls. The Indonesian pearling industry is significantly less regulated than in Australia and technological improvements in the Indonesian cultivation processes are taking place.

The Company believes that the pearling conditions in Indonesia offer some advantages to those in Australia. The waters are warmer for a longer period of time, which facilitates a longer growing season for the pearls. The faster growing conditions, however, result in a less consistent result for pearls produced from an oyster that is re-seeded after the first pearl is harvested. This results in less high quality large pearls being produced by the Company. There is also less variation in water temperature throughout the year, which means that seeding of oysters can take place over a longer period of time each year.

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

The Company still believes that the overall advantages of running its operations in Indonesia as compared to Australia, outweigh the disadvantages of operating in Indonesia.

The Pearling Project

General

In 1990, a group of joint venture parties, of which Tansim was a party, commissioned an extensive marine review and survey to locate the best possible pearl farm site within a narrow belt of equatorial waters centered on the Indonesian Islands and Northern Australia. Based on the results of such study, they chose a location for the pearl farm at Lelindo Point near the town of Kupang in West Timor, Indonesia in 1991. They acquired water leases, constructed pearling infrastructure and commenced commercial operations. During 1998, the Kupang area became a less desirable location for the Company’s operations due to an increase in local industry which caused pollution and because of increased security threats. The Company began to develop facilities at Waigeo Island, in the province of West Papua. By the end of January 1999, the Company had reduced its operations at the Kupang facility to hatchery and grow-out facilities only. The majority of the nucleated oysters were successfully transported to the Company’s new pearl farm at Waigeo Island during 1999. In November 1999, the Company decided to close down the Kupang facility and concentrate its resources on its pearl farming activities at the Company’s newer facility in West Papua.

In 1997, Cendana entered into water leases for approximately 2,500 hectares at Alyui Bay, Waigeo Island, West Papua (formerly known as Irian Jaya) in northern Indonesia. Cendana also entered into a land lease for five hectares near these water leases. The leases are for 25 years and expire in September 30, 2022. The Company developed the site as a pearl farm and hatchery. See “Item 4.D Information on the Company - Property, Plant and Equipment.”

Alyui Bay on the island of Waigeo in West Papua, proved to be a successful pearl farming site. The Company commenced commercial pearl harvests at this site in 1999, with an excellent quality of pearls being produced. Significant infrastructure was developed at Alyui Bay including three accommodation camps, a modern hatchery, engineering workshop, fuel storage, operating shed and boat building facilities. The farm accesses some of its labor force from a nearby village while in excess of 150 staff are accommodated at the farm camps in fully equipped facilities.

During 2002, the adverse impact of the El Nino climatic phenomenon on the production of juvenile oysters at Alyui Bay required the Company to explore opportunities to source oysters elsewhere. In July 2002, the Company entered into an arrangement with an Indonesian company called PT Horiko Abadi (“Abadi”), which allowed it to have access to a hatchery and associated sea leases at a location called Banyupoh on the Indonesian island of Bali. The Company paid A$90,000 to Abadi for access to this facility for a period of three (3) years. This Agreement was terminated in September 2005. Under this contract, Abadi remained the owner of the land and water leases, but the Company had a right to operate from this site and share the output (juvenile oysters) from this operation in the ratio of 30% to Abadi and 70% for the Company’s Indonesian subsidiary. The Company was required to contribute 70% of the ongoing operating costs of this facility, which was approximately A$15,000 per month. Equipment from the original Kupang hatchery was re-commissioned for use at this facility at minimal cost. In September 2005, the Company established its own hatchery and growout farm at Penyabangan.

During 2003, the Company entered into a second joint production arrangement for juvenile oysters with an Indonesian company called Cahaya Cemerlang (“Cemerlang”). Cemerlang granted the Company shared access to leases and facilities which consisted of over 100 hectares of ocean leases and two camps covering a combined area of four hectares which were located around Bacan Island in the North Maluku province of Indonesia. In return for access to these facilities, the Company had to provide Cemerlang with a share of juvenile production from that site. This share was calculated on the basis of an equal split if the juveniles that were produced were taken by Cemerlang from this facility before the oysters reached 12 months of age or a split of 30% to Cemerlang and 70% to the Company if the oysters were taken from this site after they turned 12 months of age. During 2003, over 400,000 juvenile oysters were successfully reared. The Company’s share of this production was over 200,000 juvenile oysters. Due to a high level of juvenile oyster mortality, only 110,000 juvenile oysters were successfully reared from this facility during 2004. The joint arrangement was for five years, and the Company had an option to extend the term thereafter for five (5) years on similar terms. Because this site continuously experienced high levels of mortalities, the use of the site as a source of juvenile oysters had became severely restricted. As a result, the Company reached an agreement with Cemerlang to cease the joint operations by the end of November 2005. Juvenile oysters from the 2004/05 hatchery breeding season were split in accordance with the agreement. All joint assets were also divided between the Company and Cemerlang. The Company’s share of the oysters and assets were transferred to Karang Asem in East Bali, which it established in 2005.

In December 2003, the Company leased an independent juvenile production and grow-out site in Northern Bali near the village of Penyabangan. The Company entered into a 30-year lease in relation to 0.2 hectares of land and one hundred hectares of ocean with the local authorities with payments of approximately A$15,000 paid up front and A$200 payable per month for the term of the lease. The Company has the right to construct buildings on the land and use the ocean for the production and rearing of pearl oysters. A hatchery center and related support infrastructure for the Company’s boat maintenance/building, seeding technician training, longline production and support activities was completed during 2004. The Company transitioned its activities at the Banyupoh facility to this hatchery in September 2005. Hatchery production and grow-out of juvenile oysters at Penyabangan has proven to be successful and the Company further expanded the site in 2005, which now can accommodate approximately 500,000 oysters. The Company’s transport vessel, the “Sahabat,” then successfully delivers oysters from Penyabangan to Alyui Bay. Combined production at Alyui Bay and Penyabangan allowed seedings in excess of 390,000 oysters in 2005. Successful spawnings using specially selected brood stock have resulted in commercial batches of juvenile oysters being produced at the Penyabangan site in 2004 and 2005.

In May, 2005, the Company expanded its operations in Bali by opening a new farm site at Karang Asem on Bali’s east coast and establishing a pearl oyster lease on Nusa Lambongan Island in the south of Bali. On May 23, 2005, the Company entered into a 30-year water lease comprising 235 hectares (580 acres) and a land lease for an additional 2,000 square meters with the local villagers who have ownership of the area. Under the lease, the Company paid the local villagers approximately A$16,000 and will pay approximately A$200 per month for the use of the site. The Company has constructed storage, accommodations and oyster meat processing facilities at the site, which was established for the purpose of farming pearls. On September 16, 2005, the Company entered into a water lease with local village leaders on Nusa Lembongan Island in the south of Bali. This lease comprises a water area of 157 hectares (388 acres), which will be used to grow pearls. There is no fixed term for the water lease. The Company paid approximately A$2,700 to the local villagers and there are ongoing costs of A$180 per month paid to local villagers for the continued use of the water lease. There is no associated land lease for this facility as the Company has an agreement with PT Bali Cruises Nusantara (“Bali Hai Cruises”) to use its land for storage of equipment. Apart from the obvious benefit of providing a viable alternative source for pearl production to the main pearling center of Alyui Bay, the facilities at Karang Asem and Nusa Lambongan, with their close proximity to Denpasar, its ready and available workforce, and its cheaper infrastructure costs, have great potential to reduce the Company’s cost of pearl production.

The Company established a joint hatchery operation in West Lombok in 2005 to replace the Bacan Island Project. The term of the unexecuted joint operation agreement with PT Autore Cultured Pearls is for one year and each July will be extended for another year on mutually agreed upon terms. This facility comprises a small hatchery, generator facilities, storage and some accommodations on land along with 125 hectares (309 acres) of ocean-based farm. Under the terms of the agreement, Cendana contributes half of the costs of operating the facility and splits the cost of any capital items purchased during the term of the arrangement equally with its partner. In exchange, the joint partner and Cendana are entitled to an equal share of all pearl oysters produced as this facility.

The Company is now able to produce its juvenile oysters in its Penyabangan, Bali and Lombok facilities. The Company has transformed the Alyui Bay project from a fully integrated operation covering all the pearl production stages from hatchery to harvest to a dedicated pearling center concentrating on seeding and husbandry of high quality mature pearl oysters. This is delivering an improved result in terms of productivity (seeding rates are higher than any prior year) and post-seeding results with a higher retention rate of nuclei being experienced than in prior periods. Many of the non-essential support tasks such as boat building and long-line manufacture have been transferred to the lower cost center of Penyabangan. In addition to pearl oysters being produced in Penyabangan and transported to Alyui Bay, almost 50,000 were seeded in Penyabangan and pearls from these oysters will be farmed at the new locations of Karang Asem and Nusa Lembongan.

The Company monitors the socio-political situation in Indonesia closely. The October 2005 terrorist bombings in the Kuta and Jimbaran tourist precincts of Bali had a serious detrimental effect on tourism in Bali but no observable effect on the general business of the Company. Unrest in Kupang was one of the reasons for the closure of the Kupang facility in 1999. Indonesia continues to experience social, ethnic and economic instability. The province of West Papua where the Company’s pearling leases are located is agitating for independence. It is difficult to predict how these forces will influence the Pearling Project.

The Company attempts to manage the instability in Indonesia by maintaining good relations with employees, nearby village communities, regional and provincial authorities and the community at large. The Company continues to work hard in the critical areas of government liaison, community relations and security. The Company is proud of the success it has had in improving the access of local communities to facilities such as medical care, education, transportation and better general living standards.

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

After approximately a year to fifteen months, the spat, now shells, are too large for the 28 pocket panels and are placed into larger “eight pocket panels.” The shell remain in the eight pocket panels until they are ready to be nucleated at 21-24 months of age.

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

The oyster is placed in an operating cradle where technicians carefully insert a nucleus composed of a bead, made from the shell of a freshwater mussel, into the oyster. In addition, they insert a small piece of nacreous tissue, known as saibo tissue, from a “donor oyster.” Nacreous producing tissue is naturally found only on the outer lip of the oyster. Therefore, this tissue must also be inserted at the same location as the nucleus in order to produce a pearl. Approximately one out of every 20 oysters is used as a donor from which the nacreous producing tissue is taken.

After the oysters have been nucleated, they are placed in an eight pocket panel and returned to the ocean where they are hung from the long lines. From the time of nucleation, it takes approximately two years to develop a pearl of 10 to 12 millimeters in diameter. Throughout the entire process, workers continuously clean the shells, the panels and the long lines because naturally occurring marine growth will compete with the oysters for food. In addition, foreign organisms can enter the oysters and either eat the oysters or cause disease. Finally, under normal conditions, approximately 30% of the oysters will reject the nucleus and an additional 10% to 20% die. The oysters are x-rayed approximately eight months after being nucleated to determine which animals have rejected the nucleus. Any shells which reject the nucleus can be re-nucleated. Sometimes the oyster will reject the nucleus but the saibo tissue is retained and a pearl forms around this. A pearl formed in this manner is called a keshi pearl. This is a “seedless” pearl and it will usually have a slightly irregular shape.

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

Pearl Sales and Revenue

Wholesale pearl sales accounted for 92% of the Company’s revenue in 2005. The majority of the Company’s pearls are sold in the world pearl wholesale market by the independent pearl marketing and trading company, Pearlautore International (“PAI”). On October 11, 2005, the Company renewed its current agreement with PAI for a period of two additional years commencing on January 1, 2006. According to the terms of the agreement, PAI was appointed as the Company’s exclusive valuer and distributor of South Sea pearls. PAI is to receive a commission of between 7.5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

Pearls have traditionally been sold at auction but are also increasingly offered to buyers and sold under privately negotiated arrangements. Pearls are harvested at various times during the year depending on the seeding date of the oyster. PAI’s wholesale customers are from many geographical locations, accordingly the Company does not rely on a single customer to purchase all of its pearls.

The remainder of the Company’s revenue is derived from sales of jewelry, pearl shell and pearl meat by-products. A major focus for the Company in 2005 was the development of internal marketing skills including design and manufacture of pearl jewelry. The Company opened part of the Penyabangan site in North Bali to the visiting tourist trade during 2005 as its first exposure to the retail market. Since then the Company opened a second retail operation at the Company’s facility on the island of Nusa Lembongan in the south of Bali in 2006. Demand for the pearl shell (MOP) and pearl meat by-products has increased significantly in the last 2 years.

Competition and Markets

Competition in the pearling industry is intense. The Company competes with other South Sea pearl farmers, mainly in Australia, Indonesia, the Philippines and other Southeastern Asian regions. Many of these pearlers have significantly greater financial resources and experience, and are better known than the Company. The Company also competes, although not directly because of product differentiation, with producers of less expensive types of pearls such as the Akoya, freshwater and black pearls produced in Japan, China and the South Pacific, respectively. The Company also competes for consumer disposable jewelry dollars with producers of other types of gems such as diamonds, other precious stones and precious metals such as gold. Public demand for fine jewelry, including South Sea pearls, is influenced by general economic conditions.

An increase in supply of pearls globally, specifically freshwater and black pearls, has had an adverse effect on the market price of South Sea pearls. The increase in supply has also lead to a change in distribution methods within the pearl industry. Although the auction system has been relied upon for the sale of pearls in the past, this system has now been complemented with a “value adding” process where smaller quantities of more discrete pearl types and grades are sold through private negotiation. “Value added” means selecting and placing pearls in a strand or a set of jewelry. The Company expects this method of distribution where there is less reliance on the auction system to continue. The changes that are being experienced in the pearling industry are not dissimilar to those experienced in other-commodity based industries. The Company cannot predict future demand nor how great an effect increases in the supply of South Sea pearls will have on the market price for such pearls. The pearling industry and the marketing and distribution arrangements for this product are currently undergoing significant change, which is likely to result in a rationalization and restructuring of producers. We believe that the Company, with its focus being in Indonesia, is well positioned to benefit from any change because of the relatively low operating costs compared to Australian producers and its relatively high quality of production compared to most Indonesian pearl farmers.

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

In July 1993, the Company sought approval from the BKPM for participation by foreign investors in the Pearling Project. A joint venture agreement and an application to form Cendana as an approved foreign investment company, or PMA company, was lodged with the BKPM. Following approval in 1994, Cendana filed its Articles of Association with the Indonesian Ministry of Justice, which were approved in December 1994.

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

Indonesia

Indonesian laws require Cendana to obtain certain tax identification numbers and miscellaneous occupational licenses. Cendana has obtained all licenses from the BKPM, including its permanent operating license for the Waigeo and Bali sites. The BKPM also requires Cendana to have its accounts audited annually by an Indonesian public accountant. Cendana complies with this requirement. Indonesia maintains other laws relating to corporate governance that are similar to laws of other jurisdictions. The Company believes that Cendana is in material compliance with these laws and with other applicable Indonesian laws and regulations. Environmental approvals are issued with the operating permits for each site. These require regular reporting to authorities in relation to fuel usage for energy generation, compliance with waste emissions and any incidents that may have caused harm to the local environment. The Company is in full compliance with its environmental reporting obligations.

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

C. Organization Structure

Atlas South Sea Pearl Limited owns all of the capital stock of Tansim Pty Ltd, an Australian company, which in turn owns all of the capital stock of the Indonesian company, PT Cendana Indopearls. The functional relationship of the group’s structure is described in the table below.

ATLAS SOUTH SEA PEARL LTD - Australian Company

Functions	Assets	Risks
1. Marketing of pearls - cleaning, sorting and grading. 2. General business administration 3. Financial reporting and public relations
1.     Marketing agreements and established  marketing network.

2.     Professional management and technical support with access to industry and business best practice.

3.     Listed on Australian and International stock exchanges, relationships with investment brokers and banks.

1.    Fluctuations in pearl market prices, fluctuations in exchange rates Yen/A$ and marketing requirements.

2.     Investment in S.E. Asia and aquaculture industry; market maker and investor/banker reaction/perception of the business.

TANSIM PTY LTD (100% owned by Atlas South Sea Pearl Limited) - Australian Company

Functions	Assets	Risks
1. Holds investment in PT Cendana Indopearls 2. Provided original project finance.	1. Investment in PT Cendana Indopearls	1. Unable to recover value of investment

PT CENDANA INDOPEARLS (100% owned by Tansim Pty Ltd) - Indonesian Company

Functions	Assets	Risks
1. Breedng/hatchery 2. Oyster farming 3. Seeding / nucleation 4. Pearl harvesting 5. Administration of operations, security, logistics, community relations. 6. Retailing	1. Operational personnel 2. Fixed assets • Boats • Farm equipment • Hatchery buildings & equipment • Nucleation equipment • Accommodation/support infrastructure 3. Jewelry inventory
1.     Environmental and climatic variations - spat and oyster losses.

2.     Remote location - limits access to skilled workforce and emergency services, makes logistics more difficult.

3.      Security and socio-political issues.

4.      Limited access to capital.

5.      Stock redundancy in jewelry retailing.

D.  Property, Plants and Equipment

Subiaco, W. Australia

The Company rents office space, consisting of approximately 275 square meters, in the suburb of Subiaco, Western Australia, from Mr. David Morrison. The lease commenced on July 1, 2004 and has a term of three (3) years with an option to renew the lease under the same terms for three (3) additional years. The lease provides for an aggregate rental payment of A$18,000 annually, which rent is paid in equal monthly installments. The rental payment is subject to annual increases based upon fair market value. Annual rent for the year ended December 31, 2005 was A$18,442.

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

On March 10, 1993, Cendana entered into water leases, which leases were later amended. On September 4, 1995, Cendana received Presidential approval for its water leases. The various water leases are located within a four mile radius of the Kupang hatchery and total 725 hectares (2.8 square miles). The leases are for a term of 30 years. Cendana used these waters as a nursery for young oysters and as a pearl farm for the nucleated oysters prior to the closure of the Kupang facilities in December 1999. The Indonesian government owns all of the land and water upon which the Kupang pearl farm was located and leased the property to Cendana for a fee of A$8,400 per annum. All of the government leases are conditioned upon Cendana meeting certain requirements, including the development and use of the leased property for pearling operations.

During November 1999, the Company decided to close the facility at Kupang. See “Item 4. Information on the Company - The Pearling Project.” In December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years. The sub-lease commenced on February 2001. Cendana received A$55,192 (US$34,800) per annum under the sub-lease. Pursuant to the terms of the sub-lease, on July 10, 2006, Cendana transferred all of its beneficial interest in the land and water leases, and the building relating to the Kupang facility, to the sub-lessee upon the Company’s receipt of its final sub-lease payment due for the five year sub-lease period. The sub-lease arrangement fulfills the Indonesian government’s conditions. The Company remains primarily liable for the annual lease payments to be made to the government.

Waigeo Island, W. Papua

Cendana has water leases that commenced on September 30, 1997 encompassing approximately 2,500 hectares (6,200 acres) on Waigeo Island, in the W. Papua (formerly Irian Jaya) province of Indonesia. The leases are for a term of 25 years and expire on September 30, 2022. This site is approximately 130 kilometers west of Sorong in a remote area with excellent waters for pearl farming. It was a condition to the Indonesia government’s agreement to enter into the leases that the Company construct and operate a hatchery at the site. The Company completed construction of its hatchery in 1998. The hatchery had its initial production run in December 1998. The farm has the capacity to hold up to one million mature adult oysters. The Company moved its operations and all of its equipment to this site in November 1999 when it closed its facility in Kupang, West Temor, following civil unrest in the area and a deteriation of conditions suitable for pearling.

In addition to the hatchery, the Company has constructed an office, workshop, accommodation buildings and a fuel storage facility over three sites within Alyui Bay. The Company has a fleet of approximately 25 work vessels of various sizes and two medium size wooden hull transportation ships. A significant part of the farm infrastructure is made up of longlines, floats and panels, which accommodate the oysters while they are being farmed. The Company has expended approximately A$6.8 million since 1997 to construct and purchase the capital improvements described above at the Alyui Bay farm. These expenditures were funded from the Company’s own cash reserves. Although the facilities continue to be developed, the main infrastructure at the Waigeo site is now complete.

In 1998, the Company leased approximately five hectares (12.3 acres) of land and 2,000 hectares (4,920 acres) of water at the Alyui Bay site. The Company pays 3,000,000 Indonesian Rupiah per annum (A$600) to the Kawe Tribe at Selpele village for the 25-year water and land lease, which both expire on July 1, 2023. The Company believes that it is in compliance with all of the terms of the lease.

Bali

In July 2002, the Company entered into a joint operating arrangement with Abadi whereby the Company secured an interest in the right to access a small hatchery and associated sea leases in Northern Bali at Banyupoh (the “Bali Hatchery Joint Venture”). The infrastructure at Banyupoh occupied approximately two hectares (4.9 acres), and was relatively simple but has been sufficient for successful oyster spawnings. In addition to the hatchery, there was a simple grading shed, accommodations for four employees and an office. Abadi owns all of the land and buildings located at Banyupoh. In addition, Abadi owns the majority of the equipment on the farm. The Company transferred its equipment from the original Kupang hatchery, which was re-commissioned for use at this facility at minimal cost, to the farm and paid A$30,000 annually (for three years) for the use of the land, buildings and water leases. Abadi also has a sea lease for approximately 38 hectares (93 acres) adjacent to the land area on which the hatchery and other infrastructure is built. Abadi pays A$12,500 for the water lease in Banyupoh, and the leases expire in 2026. The Bali Hatchery Joint Venture used the water leases to hold longline systems to accommodate the juvenile oysters once they leave the land-based hatchery. The agreement for this joint arrangement was terminated in September 2005.

In addition to the joint operation at Banyupoh, the Company also leased 0.2 hectares of land and 100 hectares of ocean in December 2003 that were developed as an independent juvenile production and grow-out facility in North Bali near the village of Penyabangan, which is approximately 15km east of Banyupoh. The Company paid an upfront lease payment of A$15,000 for both of the leases and has an obligation to pay approximately A$200 per month for the 30-year term of the leases. The Company completed the development of the Penyabangan facility during 2004 with the construction of a low-cost hatchery center, which supports the Company’s research and development program. The site also supports the Company’s boat building and other manufacturing/support activities at more remote locations elsewhere in Indonesia. By developing an independent hatchery facility, Cendana will no longer be reliant upon its joint venture partner, Abadi, for juvenile oysters. It is anticipated that this facility will realize 200,000 to 300,000 juveniles each year. The Company moved its operations from Banyupoh to Penyabangan in September 2005 when it terminated the Bali Hatchery Joint Venture.

The Company expanded its operations in Bali by opening a new farm site during 2005 at Karang Asem on Bali’s east coast. On May 23, 2005, the Company entered into a water lease comprising 235 hectares (580 acres) and a land lease for an additional 2,000 square meters with the local villagers who have ownership of the area. Under the lease, the Company paid the local villages approximately A$16,000 and will pay approximately A$200 per month for the use of the site until the expiration of the lease on May 22, 2035. The Company has constructed storage, accommodations and oyster meat processing facilities at the site. Infrastructure costs for the first year were approximately A$200,000. The Company has established the facilities at Karang Asem for the purpose of farming pearls. It is intended that oysters, which are seeded at Penyabangan in North Bali, will be shipped to the Karang Asem farm where conditions are more conducive for mature oyster growth. This site has also been developed to allow the processing of live oysters to extract the meat for sale as fresh or frozen produce. This site is located within one hour’s drive of the main city of Denpasar, which allows for more efficient access to logistical support.

On September 16, 2005, the Company entered into a water lease with local village leaders, Nyoman Murta and Wayan Danglod, on Nusa Lembongan Island in the south of Bali, for a new pearl production facility. This lease comprises a water area of 157 hectares (388 acres). There is no fixed term for the water lease. The Company paid approximately A$2,700 to the local villagers and there are ongoing costs of A$180 per month paid to local villagers for the continued use of the water lease. There is no associated land lease for this facility as the Company has an agreement with Bali Hai Cruises to use its land for storage of equipment. There was no development of this facility in 2005. The Company will use the water lease to grow pearls. In the same way as the Karang Asem farm is used, Nusa Lembongan will accommodate mature oysters that are transferred from Penyabangan in North Bali. This site has a strong tidal flow and it is believed that it will be conducive to the production of high quality pearls.

In addition to the farming activities at Nusa Lembongan, the Company has also commenced operation of a small retail operation on the island. This facility is located on land owned by a Company called Bali Hai Cruises. The Company entered into an agreement on March 24, 2006 with Bali Hai Cruises for the Company to run the retail facility, which includes a pearling tour and demonstrations of seeding and harvesting. The term of this agreement is for five years and because the Company is providing a unique tourist attraction to Bali Hai Cruises, the Company does not have to pay any rent for the use of approximately 800 square meters of retail space. This retail facility did not commence until 2006.

In June 2003, the Company moved its Indonesian headquarters from Sorong to Denpasar, Bali. The office consists of approximately 225 square meters. The term of the office lease is for three years and four months and rent of A$15,600 per annum is paid in full in advance for the full term of the lease. The Company’s office is well located with excellent access to communication and transportation infrastructure. The Company uses competent local Indonesian staff to manage the Indonesian operations from the Denpasar office and the Company’s Managing Director is based in this office. The Company is developing its internal marketing team in Bali, which grew from two to seven employees during 2005.

Bacan, N. Maluku

During 2004, the Company entered into a second joint production arrangement with Cemerlang. This joint arrangement was for a period of five years, and the Company had an option to extend the arrangement thereafter for five years on the same terms. The Company was granted shared use of the leases and facilities of this operation. The Company was responsible for the funding of this operation and for the supply of expatriate and Indonesian managers for this operation. Cemerlang received a proportion of the juvenile oysters that were produced from this facility depending upon the age that the juveniles were taken. The split was equal if the juvenile oysters were taken from the Bacan facility before they were 12 months of age. After this, the oysters were split 70% to Cendana and 30% to Cemerlang. The joint venture partner continued to retain ownership of the water and land leases and any assets which were in existence at the commencement of the arrangement. Any removable infrastructure that was paid for by Cendana during the term of the agreement was split equally. Fixed assets that were paid for by Cendana and could not be removed from the site at the end of the agreement were purchased by Cemerlang based on their depreciated cost value. Although the Bacan operations had been expected to produce approximately 300,000 juvenile oysters each year for each of the Company and the joint venture partner, high levels of mortalities among juvenile oysters at the site during 2004 forced the Company to re-evaluate its continued use of this site. A total of 229,000 juvenile oysters were delivered to Alyui Bay from the site over the course of operations during 2003 and 2004. By the end of 2005, Cemerlang and the Company terminated the joint arrangement.

Lombok

Under an unexecuted joint operation agreement, the Company shares a land and sea based facility, which is owned by PT Autore Cultured Pearls, its joint partner, at Malaka in the north west of Lombok. The term of the joint operation agreement is for one year and each July will be extended for another year on mutually agreed upon terms. This facility comprises a small hatchery, generator facilities, storage and some accommodations on land along with 125 hectares (309 acres) of ocean-based farm. The land and ocean facilities owned by the joint partner prior to the commencement of the joint operation agreement will remain the property of the joint partner. Under the terms of the agreement, Cendana contributes 50% of the costs of operating the facility and splits the cost of any capital items purchased during the term of the arrangement equally with its partner. In exchange, the joint partner and Cendana are entitled to an equal share of all pearl oysters produced as this facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This is the first Annual Report for which the Company’s consolidated financial statements have been prepared in accordance with AIFRS. “AASB 1 First-time adoption of AIFRS” has been applied in preparing these financial statements. Certain line items of such financial statements have been reconciled to US GAAP to assist U.S. persons in evaluating such data. See “Item 17. Financial Statements - Note 35 to Financial Statements.” The following discussion references only the amounts computed in accordance with AIFRS for the years ended December 31, 2005 and December 31, 2004.

Overview

The following is an analysis of the Company’s results of operations, liquidity and capital resources. To the extent that such analysis contains statements that are not of a historical nature, such statements are forward-looking statements, which involve risks and uncertainties. See “Introduction - Forward Looking Statements.”

In order to produce pearls the Company must maintain an ongoing supply of oysters. The natural cycle of the oyster dictates that it is approximately four years from the spawning of the oyster until the production of a pearl. See “Item 4.B. Business Overview.” The Company capitalizes the costs associated with the rearing, husbandry and nucleating of an oyster over the pearl production cycle. These capitalized costs are disclosed in the financial statements as “Biological Assets.” Upon the harvesting of the oyster and the production of the pearl, an appropriate portion of this cost is transferred to the pearl inventory and ultimately to the cost of sales when the pearls are sold.

Total revenue derived by the Company from different sources during its most recent two fiscal years is set forth in the following table:

	2005	2004
	A$	A$
Interest received	$101,618	$156,262
Sales of oysters	176,577	98,620
Sales of pearls	9,094,562	5,212,130
Sales of MOP, meat and jewelry	317,171	508,208
Foreign exchange gain/(loss)	(24,601)	790,084
Miscellaneous	182,532	72,219
	$9,847,859	$6,837,523

The following table provides additional details in relation to the results of the Company’s pearl sales for its last two fiscal years:

	2005	2004
Revenue from sale of pearls (wholesale)
Sellable Grade Pearls:
Value (A$)	$8,861,360	$4,288,583
Quantity (No.)	117,816	57,374
Weight (Momme)	50,746	27,939
Average price per momme (A$)	$175	$153
Average weight per pearl (momme)	0.431	0.487
Commercial Grade Pearls:
Value (A$)	$69,090	$690,879
Quantity (No)	9,043	59,170
Weight (Momme)	3,832	23,601
Keshi (seedless) pearls:
Value (A$)	$164,112	$232,668
Weight (Momme)	1,386	2,250

A.	Operating Results

The total revenue increased by A$3,010,336, or 44%, from 2004 to 2005. This is mainly due to an increase in pearl sales revenue, which increased by A$3,882,432, or 74%, from 2004 to 2005. The details regarding this movement in each category of revenue are described below.

Pearl Sales

The Company’s revenue from the sale of pearls for 2005 was A$9,094,562, which represented an increase of A$3,882,432, or 74%, when compared to 2004. This revenue included revenue from pearls that have been the subject of "value added" services , such as having been placed in strands or incorporated into jewelry. The major factors that contributed to the rise in the Company’s sales of pearls for 2005 include:

•
An increase in the number of “sellable” grade pearls. The pearls harvested in 2005, although not significantly different in total quantity or size (sellable and commercial grades combined) when compared to 2004, were of a much higher proportion of “sellable” grade. This in turn meant a higher sales price per pearl. The reason for the improved pearl quality is attributed to an improvement in the quality of young oyster stock and improved conditions for farming pearls.

•	An improvement in demand for pearls generally. This has resulted in some improvement in prices being achieved for the higher quantity of sellable pearls.

•	Improved results achieved by PAI. PAI has made changes in its organization to increase its representation world wide with a better exposure to wholesale and retail world pearling markets.

•
Continued efforts of PAI and within the Company to develop “value added” sales within the category of loose pearls. Value added sales are where pearls are worked into strands or jewelry. Both PAI and the Company have continued to explore alternative sales methods, such as, the creation and sale of jewelry that incorporates the Company’s pearls to increase sales of pearls and gross margins.

In 2004 the lower quality of the Company’s pearls was due to the lower quality of oysters available for seeding in 2001 and 2002 coupled with the effect of the El Nino climatic conditions on these oysters in 2002. The oysters that were seeded in 2002 were smaller than in previous years due to stock availability pressures and because the oysters from which the Company extracted Saibo tissue in 2001 and 2002 caused a partial deterioration in the quality and color of the pearls that were harvested in 2004. Poor quality pearls were also harvested from second operation oysters in 2004. These are pearls that are produced from oysters, which have already produced one pearl and which are then re-seeded with a second nucleus. The average weight of the sellable grade pearls that were harvested in 2004 also decreased. In prior years, pearls were left unharvested for a longer period of time so they were larger. The Company harvested pearls earlier in 2004 because it was anticipating that there was the potential for its selling agent, PAI, to hold an auction in the early part of the year. This did not occur but these pearls were sold later in 2004. Cumulatively, these factors had an adverse effect on revenue from the sale of pearls during 2004.

An improved supply of juvenile virgin oysters to Alyui Bay in 2003 and 2004 allowed the Company to improve the quality and quantity of the seeding program in 2005 where only the healthiest and best quality oysters were seeded. This started to have a direct effect on improved pearl quality in 2005.

During 2005, the Company seeded 376,325 virgin, or first-time seeded, pearl oysters. This compares to 342,164 in 2004. Growing conditions for oysters during 2004 and 2005 were favorable for both juvenile and mature pearl oysters at Alyui Bay and Bali, which has led to high survival, excellent health and improved growth results. It is anticipated that these improved seeding and oyster growing conditions will improve the adverse results that were experienced in sales revenue decline during 2004. The average pearl size and the pearl quality is expected to improve as a result of seeding better quality oysters.

The Company remains committed to the production of high quality pearls. To this end, the Company is focusing primarily on the production of pearls in white and silver color from first time operated pearl oysters. The Company believes that these pearls generate the best yield for the cost and that these products remain in strong demand. To support this endeavor, the Company will maintain the diversified growing centers developed in previous years and continue to investigate new opportunities as they emerge. The Company has also committed to significant research and development projects aimed at enhancing oyster selection for improved pearl production.

MOP, Oyster Meat and Jewelry

Revenue from the sale of MOP, oyster meat and jewelry decreased in 2005 by A$191,037, or 38%, from A$508,208 in 2004, to A$317,171 in 2005. In 2004 there was an improved demand and price for raw MOP, which allowed the Company to significantly reduce its accumulated stockpile. In 2005, the Company had insufficient raw MOP to meet the increased demand, which resulted in lower sales. In 2005, the Company focused on developing new markets and products for “value added” pearl and MOP jewelry. For instance, the Company now manufactures its own jewelry and gift wares from MOP shell and pearls that are produced from its oysters. As a result, the Company has recruited a new marketing manager, and increased the number of staff in this area from two to seven, as well as opened the Penyabangan site in northern Bali to the visiting public. Although these efforts are expected to improve sales of jewelry in future years, sales of jewelry in 2005 remaind flat compared to 2004.

Juvenile Oysters Sales

The Company sold approximately 20,000 juvenile oysters during 2005, compared to approximately 11,000 oysters sold in 2004. This resulted in an increase in revenue of 79%, from A$98,620 in 2004 to A$176,577 in 2005. These oysters were sold to other pearl farmers in Bali and West Papua. The price for the sale of oysters did not change significantly between 2004 and 2005.

Interest Income

Interest income decreased by A$54,644, or 34%, from A$156,262 in 2004 to A$101,618 in 2005, as cash reserves were used to fund operations.

Foreign Exchange Gains/Losses

In 2005, there was a loss of A$(24,601) resulting from foreign exchange movements compared to a gain in 2004 of A$790,084. In 2004, the Company had all of its JPY receivables hedged at a rate of approximately JPY70:AUD1. There was a significant appreciation in the Austrailian Dollar during 2004 and because the Company was able to utilize the currency hedging that was in place, there was a gain from exchange rate movements. There was substantially less foreign currency hedging available in 2005 to shelter the Company’s sales from the relatively strong Australian Dollar. The gain from foreign exchange hedging contracts and other foreign currency movements relating to pearl sales for 2005 was A$349,300. The Company was required to account for any mark-to-market gains or losses in its hedging portfolio in 2005 for the first time under AIFRS. This accounted for a loss of A$(334,000) at the end of 2005. The remaining A$(39,900) in foreign currency loss for 2005 was generated from adjustments required to the Company’s foreign currency denominated assets and liabilities being revalued at the end of the year.

Cost of Goods Sold

The cost of goods sold decreased marginally from A$4,414,357 in 2004 to A$4,275,378 in 2005. This was despite a higher number of total sellable and commercial pearls being produced in 2005. The overall reduction in unit cost of production is a result of economies of scale from higher oyster quantities and this is expected to continue to flow through to lower production costs of pearls in the future. This benefit will be in part offset with increasing production costs. Inflation in Indonesia was 17.1% in 2005 compared to 6.4% in 2004. In addition, high world fuel and commodity prices continue to put upward pressure on costs. The Company cannot estimate the impact of inflation on its cost of goods sold in 2006 and beyond.

Marketing Costs

Marketing costs increased by A$305,800, or 54%, from A$564,743 in 2004 to A$870,543 in 2005. The increase in revenue from pearl sales is directly related to commissions applied to pearl sales. During the negotiation of the new marketing agreement with PAI in 2005, it was agreed that commission rates for pearl sales would increase from 5 % to 7.5% for loose pearls and from 12.5% to 15% for pearls that are used in the value adding process. This has contributed and will continue to contribute to higher marketing costs. Also linked to sales commissions and higher marketing costs is the fact that more of the Company’s loose pearls are being allocated to the value adding process that is undertaken by PAI on behalf of the Company. The Company expects to be able to achieve a premium of bet6ween 10-15% for the pearls it sells in the value added category through PAI. This enhances revenues and gross margins, but requires additional marketing, which incurs a higher commission rate.

Administration Costs

Administration expenses increased by 5.9% from A$1,632,767 in 2004, to A$1,730,268 in 2005. This was in line with overall group inflation in Australia and Indonesia combined.

Other Expenses

Other expenses decreased by 14% from A$722,984 in 2004 to A$615,544 in 2005. In 2004, the Company wrote-down its oyster inventory by A$224,000 to its expected net realized value and further wrote-down the same oyster inventory by A$317,000 in reconciliation of the accounting treatment for the capitalization of inventory under Indonesian and Australian Accounting Principles. These write-downs resulted in higher other expenses during 2004.  In 2005, other expenses also included research and development costs of A$87,500, relating to the project that is being undertaken with James Cook University, which costs were not incurred in 2004.

The Company recorded a pre-tax operating profit of A$2,356,126 in 2005 compared to a pre-tax operating loss of A$(497,329) in 2004. This increase of A$2,853,454, is primarily due to the increase in revenue from the sale of pearls due to the improvement in pearl quality.

In 2004, the Company’s income tax expense for 2005 was A$295,539 compared to A$96,946 for 2004. The Company has had an ongoing review of its Indonesian income tax position by the Indonesian Income Tax Authorities. In 2004, a provision was made for prior year income tax that resulted in an income tax expense for 2004 despite a consolidated loss before tax. In 2005, as a result of concluding this audit, the income tax expense was reduced from A$706,838 to A$295,539 for 2005 with the reversal of an overstatement of tax for the prior period of A$373,047. The net after tax profit for 2005 was A$2,060,587 compared to a net loss after tax of A$(594,274) in 2004.

Future Business Potential and Constraints

The Company remains focused on growing its business within the pearling industry. The Company has identified key factors that led to a decline in its revenue in prior years and implemented steps to address these problems. As a result of the effort to ensure a continuous supply of oysters for its Alyui Bay production facility, the Company has been able to increase the number of virgin oysters seeded each year, improve the quality of juvenile oysters being produced and develop new farm sites in the Bali region. The Company views the maintenance of a supply of juvenile oysters as a key to the success of the business growth in the future.

Future growth is expected from the ongoing development of the Company’s own hatchery and oyster grow-out farm at Penyabangan in North Bali and the development of a new farm site at Karang Asem on Bali’s east coast and the establishment of a pearl oyster lease on Nusa Lembongan in the south of Bali. In addition, a new joint hatchery operation was established in West Lombok, which follows the termination of the Bacan venture, which did not perform to expectations. The Company will continue to seek out further joint venture and self-owned and operated farm sites for expansion of production. This will be done within the current resource capabilities of the Company.

Research continues to be done on improvements in pearl oyster husbandry and production techniques to assist the Company in bringing high quality product to the market in the future. A research and development program commenced in late 2004 with James Cook University in Queensland, Australia looking into genetic marker identification to improved pearl quality and consistency. This has progressed well with all the major breeding milestones having been achieved during 2005. The first survival and growth results have been collected and are currently being analyzed. The technique for DNA pedigree assignment of the offspring created for this program has been proven and the Company is looking forward to further developments during 2006.

The increase in seedings from 284,000 in 2003 to 342,000 in 2004 (20%) and 376,000 in 2005 (10%) should continue to improve the economies of scale and quantity of pearls the Company produces. The production of a pearl is a natural process, which means that the predictability of quality is uncertain. The Company adopts best practice farming techniques to try to limit poor quality but it cannot influence environmental conditions that may affect the production process.

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

The Company continues to monitor foreign exchange rates against the Australian Dollar, especially that of the Japanese Yen, which is the currency in which most of the Company’s revenue is denominated. The Company uses forward foreign exchange contracts and some derivative products, with terms of not more than two years, to hedge these risks. Derivative financial instruments are not held for speculative purposes. Although the Company makes efforts to limit its exposure to adverse movements in the Japanese Yen against the Australian Dollar, these exchange rates are subject to market influences over which the Company has no control.

Many Asia Pacific countries, including Indonesia, have experienced economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity in prior years. Operating costs in Indonesia, including wages, employee amenities and fuel, have been subject to inflation of 17.1% in 2005. Resolution of difficult economic conditions that exist in Indonesia depend to a large degree on fiscal and monetary measures that may be taken by the Indonesian government. Such actions are beyond the Company’s control, and the Company cannot predict whether the government will be successful in initiating and achieving economic reforms. The Company also cannot determine the future effects that the ongoing adverse economic conditions may have on the Company’s liquidity and earnings. The ability of the Company to sell its assets in Indonesia depends to a large extent on events beyond the Company’s control. If the Company was forced to abandon its pearl farms due to political unrest, the Company would likely not recover any of its investment in its Indonesian assets.

B. Liquidity and Capital Resources

Net cash flow provided from operating activities declined from an inflow of A$95,791 in 2004 to an outflow of A$(190,691) in 2005. Overall there was an increase in cash flow due to an increase in proceeds from pearl sales of A$1,366,792 in 2005. A significant part of the increase in pearl revenue is reflected in the trade receivables which increased by A$2,367,291 to A$4,301,651 at December 31, 2005. This increase in cash flow was offset by payments to suppliers, which increased by A$912,037 during 2005 resulting in a reduction in cash flow and accounts payable at December 31, 2005 by A$337,394 to A$682,975. There was a significant decline in proceeds from other operating revenue during 2005 of A$691,036, which also reduced cash flow. The majority of this decline represented a reduction in the net foreign exchange gains of A$783,245.

Net cash flow used in investing activities declined from A$824,200 in 2004 to A$753,588 in 2005. The Company used cash from investment activities in 2005 primarily to purchase new property, plant and equipment in the amount of A$832,582 compared to A$778,641 in 2004. Most of this expenditure related to equipment and infrastructure expenses in Alyui Bay, Panyabangan and Denpasar, as well as the development of the Company’s new pearling interests in Karang Asem and Nusa Lembongan in Indonesia.

At December 31, 2005, the Company had net short term borrowings of A$78,994 compared with nominal borrowing at December 31, 2004. These borrowings are unsecured and represent premium funding on insurance costs. In addition to this, the Company has a borrowing facility in place with a major Australian bank with a limit of A$2,000,000 to allow it to undertake factoring of its accounts receivables and supply letters of credit. To date, this facility has not been utilized. The facility is secured by the assets of the Company.

The Company paid a dividend of A$878,103 in 2005; it did not pay a dividend in 2004. The payment of dividends in future periods is dependent upon the availability of surplus cash and the outlook for future profits. The Company also paid a dividend of A$1,359,154 in June 2006.

The Company had cash reserves of A$1,475,480 and trade receivables of $A4,301,651 at December 31, 2005 compared to December 31, 2004 where there was a cash reserve of A$3,208,996 and trade receivables of $A1,934,360. In contrast, trade payables, borrowings and other current provisions at December 31, 2005 were A$1,032,134 compared to A$1,355,061 in the prior year. On a comparative basis, this represents an improvement in the Company’s working capital (which excludes current biological assets as these are not considered to be liquid in nature) from A$4,822,977 to A$5,963,503. This is primarily due to an increase in accounts receivable from higher sales during 2005. The Company has continued to fund its pearling operations from operational cash flow and cash reserves and did not raise any additional capital or long term debt in 2005 or 2004.

Future investments are currently expected to be funded through operational cash flows and cash reserves. The Company believes it has sufficient working capital for its present requirements.

The Company has budgeted to spend approximately A$230,000 on new capital infrastructure works at Karang Asem and Nusa Lembongan in 2006. Of this amount, A$85,000 will be spent on a new building, A$95,000 on new farm based equipment, such as longlines and oyster panels, and A$50,000 will be on new vessels and oyster cleaning equipment. An further A$45,000 is expected to be spent on replacing longlines and panel replacement at Alyui Bay and Penyabangan in 2006.

C. Research and Development

In June 2004, the Company entered into an agreement with James Cook University to obtain information regarding the genetics of silver/gold lipped pearl oyster (Pinctada maxima) populations in Indonesia. This research program is to be undertaken over a period of four years. The aim and scope of this research is to develop molecular tools and acquire statistical information to allow a well designed selective breeding program to be commenced. There are a series of components to this research:

•	Identification of the founder genetic base;
•	Identification of the influence that the environment has on family ranking;
•	Estimation of the heritability and genetic correlations;
•	Genetic diversity analysis; and
•	Development of a DNA parentage determination marker suite.

The research has progressed well with all the major breeding milestones achieved during 2005. The first survival and growth results have been collected and are currently being analyzed. The technique for DNA pedigree assignment of the offspring created for this program has been proven and the Company is looking forward to further developments during 2006. Specific results from this research will not be realized for some years, but practical techniques for the improvement of breeding have already been learned from the work done to date.

The Company has committed to an amount of A$150,000 in cash, A$50,000 per year over four years, from 2006 to 2008 plus the resources of its staff and facilities in Bali, estimated at A$63,000 per annum, as a co-contribution to this research over the four years of the project. Additional funds are being provided by the Australian government and James Cook University is providing the research expertise and personnel for this project at its own cost.

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

Expenditures incurred on research and development in the Company’s last two fiscal years have been treated as ordinary operating expenses, and are expensed when incurred. Expenses that are identified as pearl production costs are capitalized. See “Overview” and “Item 17. Financial Statements.”

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

The Company has implemented a number of initiatives to ensure that it has an adequate supply of oysters for future pearl production by diversifying the areas from which it can source juvenile oysters. The Company has also refined the focus of its pearl production facility at Alyui Bay to maximize the number of specially selected oysters that can be seeded and to maintain practices that will maximize the health of these oysters during the growth and development of the pearls. The Company has also continued to develop its hatchery and pearl farm at Penyabangan, Bali. The increased number of oysters that the Company has seeded in the last three years combined with improved pearl retention rates and better quality oysters should increase the Company’s production of pearls in the longer term. The Company believes that the Alyui Bay site has reached its potential in terms of the number of oysters that it can effectively manage in a sustainable way. In 2005, the Company opened a new farm site at Karang Asem on Bali’s east coast and established a pearl oyster lease on Nusa Lembongan Island in the South of Bali. Almost 50,000 pearl oysters were seeded in Bali during 2005. The Company also established a new joint hatchery operation in West Lombok during 2005. Future growth will come from pearl quality improvement and expansion into these new pearl production farm sites in Indonesia.

The Company believes pearl prices may have stabilized after a decline in prices for South Sea pearls from 2000 - 2004. This is due to a small improvement in demand and a relatively static level of supply. The pearl market continues to be highly competitive. South Sea pearls compete directly with other types of pearls including freshwater pearls from China, Akoya pearls from Japan and black pearls from Tahiti and other South Pacific nations. Pearls also compete directly with other gem stones that are used in the jewelry trade. There has been a significant shift in the distribution networks for pearls as the industry matures and becomes more competitive. The Company continues to target the production of pearls it believes will be most sought after by the market and the least subject to these price pressures. However, the lead time for the production of a pearl is at least two years, and, as such, it is difficult to react quickly to changes in market trends if they occur.

The Company continues to enhance its marketing skills. It is investigating more opportunities to add value to its products by becoming more directly involved in the distribution process for some part of its pearl production. In this regard, the Company established a visitor center at its Penyabangan farm in N. Bali, which incorporates a small retail operation. The center attracts tourists who are staying in the N. Bali region and provides them with an industrial tourism experience to gain a greater appreciation for pearls. Visitors are able to view and purchase loose pearls and pearl jewelry as well as MOP giftware and jewelry.

The Company includes all of the revenue, expenses, assets and liabilities of its joint ventures in its consolidated financial statements. As a result, the Company does not have any off-balance sheet arrangements required to be disclosed pursuant to Commission rules.

E.  E. Tabular disclosure of contractual obligations

Payments due by period
Contractual obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	A$28,875	A$18,964	A$9,911	—	—
Purchase obligations (1)	A$125,000	A$50,000	A$75,000	—	—
Total	A$153,875	A$68,964	A$84,911	—	—

(1) This obligation relates to the collaborative genetic research agreement with James Cook University.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following sets forth the names of the members of the Company’s Board of Directors and its senior management. Generally, each member of the Board of Directors (except the Managing Director) serves for a three-year term. Such term may be shortened, in certain instances, in accordance with the Company’s Constitution and the ACSL. The term of office of a certain number of Directors expires each year; consequently, the number of Directors who stand for re-election each year may vary. The Company’s executive officers are appointed by, and serve at the pleasure of, the Board.

GEORGE ROBERT WARWICK SNOW, Bachelor in Economics, Fellow of the Australian Institute of Company Directors (60 years old). Mr. Snow has served as a director since October 28, 1997 and was appointed Chairman of the Board of Directors on July 28, 2004 and was last re-elected as a director on May 30, 2006. Mr. Snow is a graduate in Economics from the Australian National University and has had 29 years experience in finance, property development, real estate management and equity finance. Mr. Snow is the managing director of the Sydney-based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management and which is a substantial shareholder in the company.

STEPHEN JOHN ARROW (45 years old). Mr. Arrow has served as a director since June 29, 1999 and was last re-elected as a director May 5, 2005. Mr. Arrow has 25 years experience in the pearling industry in Western Australia and the Northern Territory and is managing director and owner of Arrow Pearl Co Pty Ltd. He has extensive pearling experience from many regions in the world as well as contacts in the industry.

IAN McKENZIE MURCHISON Bachelor in Commerce, Fellow of Chartered Accountants, Diploma of Nautical Science (55 years old). Mr. Murchison was appointed a director on July 28, 2004 and last re-elected as a director May 5, 2005. Mr. Murchison has had over 26 years experience in finance and investment, and has been a director of both listed and unlisted companies in Australia and overseas. He was an investment director and founding partner of the Western Australia based private equity investment fund, Foundation Capital, and was founding partner of the national chartered accounting firm of Southertons. He has been a certified charter accountant for over 30 years.

STEPHEN PAUL BIRKBECK (46 years old). Mr. Birkbeck was appointed as a director on April 15, 2005 and was re-elected as a director on May 30, 2006. Mr Birkbeck is the founder and former CEO of Mt Romance Australia Pty Ltd, an Australian company, which is one of the world’s largest producers of sandalwood oil. Mr Birkbeck has extensive experience in the marketing of luxury goods in overseas markets, especially Europe.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (39 years old). Dr. Taylor has served as a director since September 13, 2000. He was appointed to the role of Managing Director effective September 1, 2001. Dr. Taylor is a marine biologist and aquaculturist whose Ph.D. research specialized in the husbandry of Pinctada-maxima pearl oysters. Since 1989, Dr. Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr. Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production. From 1996 to 2000, Dr. Taylor held the position of Project Manager with the Company. Prior to this, he spent 3 years working for PT Mutiara Cemerlang, which is an Indonesian pearl company. The constitution of the Company does not require the Managing Director to retire by rotation.

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, ACIS (40 years old). Mr. Adams was appointed as the Chief Financial Officer on January 2, 2000 and Company’s Secretary on February 1, 2001. He has more than 10 years experience in corporate management in the industries of pearling, mining and engineering. He has been employed with the Company since January 2000. Prior to joining the Company, Mr. Adams worked for 2 1/2 years as the chief accountant of Advanced Energy Systems, Ltd, an engineering firm, which specialised in renewable energy systems, and for 5 years before that Mr. Adams worked for Transcontinental Resources Group, an organization that had several real estate and mining interests.

JAN SEIR JORGENSEN (40 years old). Mr. Jorgensen has been involved in the pearling industry for more than 15 years. He has worked on pearl farms in Australia and Indonesia where he has held senior management positions. Mr. Jorgensen has worked for the Company since 1994 with the exception of 2 years in 2003 and 2004 when he worked for an Australian pearling company. He is currently responsible for the Company’s pearl production in Indonesia.

JENS KNAUER, B.Sc (Biochemistry), M.Sc., Ph.D. (40 years old). Dr Knauer has extensive biological experience within a number of marine species. Dr Knauer's PhD studies involved work with tropical fish species. He has also filed teaching roles on the area of marine biology, specifically with Giant Clams. His extensive research and technical training, combined with a high level of practical knowledge, has contributed significantly to the company's ongoing research programs. He has worked for the company since 1999 in various managerial positions and is currently responsible for research and development and for juvenile oyster production in Bali.

There are no arrangements or understandings with major shareholders, customers, suppliers or others by which any director or member of senior management was appointed to his position. There are no family relationships between any directors or executive officers and any other directors or executive officers.

B.  Compensation

The total remuneration paid to each of the Company’s directors and senior managers for services in all capacities during 2005 is set forth below:

	RESPONSIBILITIES	DIRECTORS FEES A$	OTHER A$	SUPER-ANNUATION A$	TOTAL A$
G.R.W. Snow	Chairman	60,000	—	5,400	65,400
S.J. Arrow	Non-Executive Director	30,000	—	2,700	32,700
I.M. Murchison	Non-Executive Director	36,000		3,240	39,240
S.P. Birkbeck (1)	Non-Executive Director	21,250	—	1,913	23,163
J.J.U. Taylor	Managing Director	—	253,557	4,075	257,632
S.C.B. Adams	Chief Financial Officer	—	110,000	9,900	119,900
J.S. Jorgensen	Pearl Production Manager	—	183,775	—	183,775
J. Knauer	Technical Manager	—	129,837	—	129,837

(1)  Appointed a director of the Company on April 15, 2005.

There are no agreements between the Company and any director or senior manager which provide for benefits upon termination or retirement.

The Company makes compulsory superannuation contributions (retirement benefit contributions) based on a percentage of salary for its Australian directors, employees and executive officers. These plans are Australian-mandated retirement plans.

C.  Board Practices

Name	Position with the Company	Term Expires
George Robert Warwick Snow (3)	Chairman of the Board since July 28, 2004 and a Director since October 28, 1997.	2009
Stephen John Arrow (3)	Director since June 29, 1999.	2008
Ian McKenzie Murchison (3)	Director since July 28, 2004.	2007
Stephen Paul Birkbeck (3)	Director since April 15, 2005.	2009
Joseph James Taylor	Managing Director since August 31, 2001 and a Director since September 13, 2000.	(1)
Simon Charles Bunbury Adams	Chief Financial Officer since January 2, 2000 and Secretary since February 1, 2001.	(2)
Jan Seir Jorgensen	Project Manager since October 2002 and Pearl Production Manager since February 2006.	(2)
Jens Knauer	Technical Manager since March, 2005.	(2)

(1)
The Constitution of the Company stipulates that the Managing Director does not have to retire and be re-appointed. Mr. Taylor’s employment contract has a term of three years and expires on December 31, 2007, unless extended by the mutual agreement of the parties.

(2)	These are executive positions within the Company which have no fixed term of employment.
(3)	Members of the audit committee.

There are no agreements between the Company and any director which provide for benefits upon termination or retirement.

The audit committee is made up of the four (4) non-executive Directors, and the chair of the audit committee is Mr. Murchison. The role of the committee is to advise on the establishment and maintenance of a framework of internal control in relation to the financial reporting of the Company’s business activities. The activities of the committee ensure that the financial information prepared for use by the Board in determining policies or for inclusion in the Company’s financial reports is of the highest quality and is as reliable as possible. The committee, from time to time, requests the external auditor and the Company’s Chief Financial Officer to provide information at its meetings.

The Company does not have a compensation committee. Remuneration of executives is set by the Board and when the issue of compensation for the Managing Director is discussed, the Managing Director abstains from the meeting and is not present during such discussions. Compensation for the Directors is set in line with current industry standards.

D. Employees

The table below sets forth the number of employees of the Company at the end of the indicated year by general category of job position.

Number of Employees	2005	2004	2003

Australia - management, administration and support	4	4	5

Indonesia -
Expatriates - management and technical support	8	7	7
Indonesian locals	463	432	339
Administration	21	14	11
Hatchery	4	5	4
Farm and Growout	202	250	206
Operations and Harvests	19	14	10
Logistics	55	59	42
Electrical and Building	97	23	18
Mechanical and engineering	20	20	16
Security and Community Relations	45	47	32

The Company continued to promote Indonesian staff into senior positions during 2005. With the development of additional operations in Bali, several key national staff and experienced expatriate managers have been relocated to these projects, and these relocations have created opportunities for the more experienced Indonesian staff to take on senior positions at Alyui Bay.

The number of employees has increased as a result of the Company’s additional operations in Bali and Lombok.

The employees are not represented by unions and union membership is not compulsory in Indonesia.

E.  Share Ownership

The following table sets forth the number of ordinary shares of common stock and the percentage of total ordinary shares outstanding beneficially owned by each of the Company’s directors and senior management as of June 30, 2006.

Name	No. of Shares Beneficially Owned	Percentage of Shares Outstanding
George Robert Warwick Snow (1)	14,384,556	15.88%
Stephen John Arrow	1,952,934	2.16%
Stephen Paul Birkbeck	790,000	0.87%
Ian McKenzie Murchison	650,000	0.72%
Joseph James Uel Taylor	1,020,000	1.10%
Simon Charles Bunbury Adams	400,000	0.44%
Jan Seir Jorgensen	650,000	0.72%
Jens Knauer	650,000	0.72%

(1) Based on Shares outstanding as of June 30, 2006.

There are currently no outstanding options to purchase Shares of the Company. In May 2006, the shareholders approved an Employee Share Plan which allows for the allocation of up to 4,000,000 new shares to senior employees.Of these shares, 2.8 million  were issued upon the shareholders’ approval of the plan at the Company's Annual General Meeting in May 2006. The employees who are entitled to these shares are provided with an interest free non-recourse loan to purchase the shares. Half of the shares vest to the employee after two years of employment after issuance and the remaining 50% vest to the employee after three years of employment after issuance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to the Company to be the beneficial owner of 5% or more of the Shares of the Company.
Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class(1)
Ordinary Shares	Dampier Investment Group.(2)	14,384,556	15.88%

(1)	Based on Shares outstanding as of June 30, 2006.

(2)	Includes Dampier Investments Pty Ltd and Tempest Pty Ltd. Mr. George Snow is the beneficial owner of the shares held by the Dampier Investment Group.

All Shares owned by Dampier Investment Group have the same voting rights as the Company’s other Shares.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no agreements in place which could result in a change of control of the Company.

As of May 31 2006, 2,207,300 Shares, or 2.5%, were held on record by 205 persons with U.S. addresses. In addition, 20 persons with U.S. addresses were record holders of 3,962,820 ADSs as of May 31, 2006. Accordingly, the Company has a minimum of 225 U.S. record holders, who own at least 6,170,120 Shares, or 6.81%, of the Company’s Ordinary Shares.

B.  Related Party Transactions

In March 1999, the Company entered into a consulting agreement with Arrow Pearl Co Pty Ltd (“Arrow”), a company owned by Mr. Arrow and for which he serves as managing director. Mr. Arrow is a director of the Company. Pursuant to this agreement, staff of the Company are trained as pearl operation technicians at the Indonesian pearl farm. The Company paid Arrow A$150,820, A$189,030 and A$177,566 during the years 2005, 2004, and 2003 respectively, under the terms of the agreement. We believe the terms of the consulting agreement are at or below market rate. The agreement expires in 2009.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

The Company purchases pearls to the value of A$4,342,019 from its wholly owned controlled entity Cendana. These transactions are in the normal course of business. There are loans and receivables in place between the Company and its subsidiaries.

C.  Interest of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Please see Item 17. for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

The Company is not a party to any material legal proceedings, and was not a party to any material legal proceedings during 2005.

Dividend Policy

The Company paid a dividend of one (1) cent per share (A$878,103 in total) in 2005. The Company did not pay any dividends during 2004. The Company paid one dividend in April 2003 amounting to A$878,103. In deciding whether to declare a dividend, the Company compares the amount of its profits to its anticipated cash needs for ongoing working capital, taxes and anticipated capital expenditures, and evaluates these factors in view of global environmental, political and market uncertainties. A dividend of 1.50 cent per share (A$1,359,154) was declared by the Company on May 30, 2006. The Board of Directors has not stated whether any further dividends will be paid in 2006.

B.  Significant Changes

There have been no significant subsequent events following the close of 2005 up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Trading Market for American Depositary Receipts (ADRs)

The Shares trade in the United States in the form of ADRs issued by the Bank of New York. Each ADR represents a specified number of ADSs, which each evidence ownership of 20 Shares of the Company. On May 31, 1995, the Company’s ADRs began trading on the over-the-counter bulletin board service of the National Association of Securities Dealers under the symbol APCFY. On September 12, 1996, the Company’s ADRs were listed and began trading on the SmallCap Market of the National Association of Securities Dealers, Inc. under the symbol APCFY. On December 1, 2004, the Company announced its intention to voluntarily delist its ADRs from the Nasdaq Small Cap Market. Such delisting has not yet been finalized.

The quotations set forth below represent the high and low closing prices of the Company’s ADRs for the periods specified and, are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, do not necessarily represent actual transactions, and may reflect only fluctuations in exchange rates between the US Dollar and Australian Dollar:

For the Year Ended:	High Closing Price	Low Closing Price
	(US$)	(US$)

2001	$4.09	$2.00
2002	5.55	3.60
2003	4.91	2.65
2004	4.19	2.21
2005	4.05	2.25

For the Quarter Ended:	High Closing Price	Low Closing Price
	(US$)	(US$)

2004
March 31	$4.19	$2.88
June 30	3.35	2.21
September 30	2.85	2.23
December 31	2.79	2.31

2005
March 31	$3.80	$2.25
June 30	3.39	2.80
September 30	3.75	2.92
December 31	4.05	3.15

For the Month Ended:	High Closing Price	Low Closing Price
	(US$)	(US$)

December 31, 2005	$4.05	$3.15
January 31, 2006	4.80	3.90
February 28, 2006	6.09	4.20
March 31, 2006	5.42	4.23
April 30, 2006	4.88	4.32
May 31, 2006	4.86	4.20

Trading Market for the Shares

The principal non-United States trading market for the Shares is the Australian Stock Exchange. The Company cannot practicably determine what percentage of its Shares traded on the Australian Stock Exchange are held by U.S. persons. The quotations set forth below represent the high and low closing sales prices of the Company’s Shares during the periods indicated:

For the Year Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)

2001	$0.42	$0.18
2002	0.52	0.35
2003	0.40	0.20
2004	0.27	0.15
2005	0.27	0.17

For the Quarter Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)

2004
March 31	$0.27	$0.20
June 30	0.22	0.15
September 30	0.19	0.16
December 31	0.18	0.16

2005
March 31	$0.24	$0.17
June 30	0.23	0.20
September 30	0.25	0.20
December 31	0.27	0.22

For the Months Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)

December 31, 2005	$0.27	$0.23
January 31, 2006	0.31	0.26
February 28, 2006	0.36	0.31
March 31, 2006	0.36	0.31
April 30, 2006	0.34	0.30
May 31, 2006	0.34	0.29

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

C. Material Contracts

Office Rental Agreement Denpasar Bali

In June 2003, Cendana entered into a rental agreement with Nyoman Ardana for the use of an office building of approximately 225 square meters located at Jalan Sekar Jepun V Nomor 21 Gatot Subroto Timur - Denpasar 80237 Bali, Indonesia. This rental agreement is for a term of three years and four months. The annual rental is equivalent to A$15,600 per annum and is paid in advance for the full term of the lease.

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

The Bacan Joint Production Agreement

In March 2004, the Company entered into a joint production agreement with Cahaya Cemerlang to access the leases and facilities located around Bacan Island in the province of North Maluku, Indonesia. In return for the use of the facilities and leases the Company funded and provided the technical input for the production of juvenile oysters. Oysters that were produced at this site were divided equally after the age of 6 months. Any oysters that were not removed from the site before 12 months were divided in the ratio of 70% to Cendana and 30% to Cahaya Cemerlang. The arrangement had a 5 year term and an option to extend if both parties agreed at the end of the arrangement. Cemerlang and the Company terminated the joint arrangement at the end of November 2005.

Pearl Distribution Agreement between the Company and Pearlautore International Pty Ltd

The Company appointed Pearlautore International Pty Ltd as its exclusive valuer and distributor of South Sea pearls on January 1, 2000. This agreement was renewed in January 2004 on substantially the same terms for a period of two years, as neither party exercised its option to terminate the agreement. In 2005, this agreement was renegotiated again for a further period of two years. Pearlautore International Pty Ltd receives a commission of between 7.5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

Employment Agreement between the Company and Dr. Joseph James Uel Taylor

The Company and Dr. Taylor entered into an employment agreement effective September 1, 2001 and renewed it effective on January 1, 2004, pursuant to which Dr. Taylor serves as the Company’s Managing Director. The Agreement provides for the payment of approximately A$250,000 in salary per year. The agreement may be terminated by either party upon four months’ notice. Dr. Taylor now resides in Indonesia and as such, part of his salary is paid by Cendana, and the balance is paid by Atlas South Sea Pearl Limited. The contract is bifurcated to reflect the payments from the different entities within the group.

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

Stand-by Finance and Foreign Currency Dealing Agreement between the Company and Australian and New Zealand Banking Group Ltd

In October 2004, the Company entered into a Stand-by Finance and Foreign Currency Dealing Agreement with Australian and New Zealand Banking Group Limited (the “ANZ Facility”). The purpose of the ANZ Facility is to finance certain of the Company’s exports. This facility has a limit of A$1,700,000.  In addition, A$300,000 has been negotiated to assist with working capital requirements.  The total of these two financing facilities is A$2,000,000 - See Note 25.3 of “Item 17. Financial Statements.” An additional credit facility with a limit of A$1,500,000 is in place for the purpose of Foreign Currency Dealing which enables the Company to enter into foreign currency contracts to hedge its foreign exchange exposure.  The total value of these facilities amounts to A$3,500,000.

Pearl Cultivation Farm Site, Nusa Lembongan Island, South Bali

On September 16, 2005, the Company entered into a water lease with local village leaders, Nyoman Murta and Wayan Danglod on Nusa Lembongan Island in the south of Bali. This water lease comprises a water area of 157 hectares (388 acres). There is no associated land lease as there is an agreement with the Bali Hai Beach Club for the Company to use its land for storage of equipment. There is no fixed term for the water lease. The Company paid approximately A$2,700 to the local villagers and there are ongoing costs of A$180 per month paid to local villagers for the continued use of the water leases. There was no development of this facility in 2005. The Company will use the water lease to grow pearls. In the same way as the Karang Asem farm is used, Nusa Lembongan will accommodate mature oysters that are transferred from Penyabangan in North Bali. This site has a strong tidal flow and it is believed that it will be conducive to the production of high quality pearls.

Pearling based Tourism and Retail Agreement

On March 24, 2006, the Company entered into an agreement with PT Bali Cruises Nusantara to develop a pearling based tourism and retail venture within the grounds of the Bali Hai Beach Club “Hai Tide Huts” facility on Nusa Lembongan Island. Under the terms of the agreement, the Company will develop a technical/operational facility for seeding, harvesting and grading of pearl oysters and a visitor center which will include interpretive material on pearl farming, a pearl display, retail area for pearls, MOP jewelry and other associated products, as well as an audio visual theater. The term of this agreement is for five years and because the Company is providing a unique tourist attraction to Bali Hai Cruises, the Company does not have to pay any rent for the use of approximately 800 square meters of retail space.

Pearl Cultivation Farm Site, Karang Asem, East Bali

On May 23, 2005, the Company expanded its operations in Bali by opening a new farm site at Karang Asem on Bali’s east coast. The Company entered into water lease comprising 235 hectares (580 acres) and a land lease for an additional 2,000 square meters with the local villagers who have ownership of the area. Under the lease, the Company paid the local villages approximately A$16,000 and will pay approximately A$200 per month for the use of the site until the expiration of the lease on May 22, 2035. The Company has constructed storage, accommodation and oyster meat processing facilities at the site. Infrastructure costs for the first year were approximately A$200,000. The Company has established the facilities at Karang Asem for the purpose of farming pearls. The Company intends that oysters, which are seeded at Penyabangan in North Bali, will be shipped to the Karang Asem farm where conditions are more conducive for mature oyster growth. This site has also been developed to allow the processing of live oysters to extract the meat for sale as fresh or frozen produce. This site is located within one hour’s drive of the main city of Denpasar, which allows for more efficient access to logistical support.

The West Lombok Joint Production Agreement

The Company began jointly operating with PT Autore Cultured Pearls a land and sea based facility located in West Lombok, Nusa Tenggara Barat. The Company and its joint partner breed and rear pearl oysters at the facility. Under the terms of an unexecuted joint operation agreement, the Company shares a land and sea based facility, which is owned by the joint partner, at Malaka in the north west of Lombok. The term of the joint operation agreement is for one year and each July will be extended for another year on mutually agreed upon terms. This facility comprises of a small hatchery, generator facilities, storage and some accommodation on land along with 125 hectares (309 acres) of ocean based farm. The land and ocean facilities owned by the joint partner prior to the commencement of the joint operation agreement will remain the property of the joint partner. Under the terms of the agreement, Cendana contributes 50% of the costs of operating the facility and splits the cost of any capital items purchased during the term of the arrangement equally with the joint partner. In exchange, the joint partner and Cendana are entitled to an equal share of all pearl oysters produced as this facility.

Executive Share Plan Rules and Loan Scheme

On May 30, 2006, the shareholders approved the Executive Share Plan Rules and Loan Scheme, which permits a maximum of 4,000,000 new Shares of the Company to be offered to the Company’s senior employees. The purpose of the plan is a means of rewarding existing senior employees and providing them with an incentive to remain with the Company for the long term as well as aligning the incentives of the senior employees selected to participate in the plan more closely with the shareholders. The initial duration of the plan is for three years, which may be extended by the Company at its general meeting for additional periods of up to three years each. Upon approval of the plan by the shareholders at the Company's Annual Meeting in May 2006, 2,800,000 of these shares were issued at an issue price of A$0.29 per share to Dr. Joseph Taylor, Mr. Jan Jorgensen, Mr. Jens Knauer, Mr. Simon Adams, and Mr. Karl Pearce. The employees who are entitled to these shares are provided with an interest free non-recourse loan to purchase the shares. Half of the shares vest to the employee after two years of employment after issuance and the remaining 50% vest to the employee after three years of employment after issuance.

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

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, this is to advise you that the following summary of U.S. federal tax consequences is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties.

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

A foreign corporation is classified as a passive foreign investment company (a “PFIC”) in any year in which at least 75 percent of its gross income is passive income, on the average percentage of assets held during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent. Passive income includes interest income from cash holdings and profits from the sale of marketable securities, even if derived from an active business. During 1995 and 1996, substantially all of the Company’s gross income was passive income derived from the sale of its investment securities and from interest income. Therefore, the Company has determined that it was a PFIC during 1995 and 1996. However, the Company has not been a PFIC since 1996. While no absolute assurance can be given, the Company believes that it most likely will have a sufficiently high percentage of non-passive gross income (sales minus cost of sales) derived from the sale of pearls, and sufficiently high percentage of assets producing non-passive income, for 2005 and for the foreseeable period thereafter, to avoid PFIC status in 2005 and for the foreseeable period thereafter.

However, under a special “once a PFIC - always a PFIC” rule contained in the Internal Revenue Code, if a foreign corporation is a PFIC during any year in which a U.S. shareholder owned shares or ADRs in that foreign corporation, that U.S. shareholder forever continues to be subject to the special adverse PFIC tax regime with respect to those ADRs or Shares, even if the foreign corporation is no longer a PFIC, unless a special “purging election” has been made. Thus, a U.S. Portfolio Stockholder who owned Shares or ADRs in 1996 will be subject to the special PFIC rules on gain from the sale of those Shares or ADRs, even if they are sold in 2005 or thereafter, and even if the Company is not a PFIC during 2005 and thereafter, unless that U.S. Portfolio Stockholder has made the special “purging” election. By contrast, a U.S. Portfolio Stockholder whose holding period in its Shares or ADRs began after 1996 will not be subject to the PFIC rules, if, as anticipated by the Company, the Company is no longer a PFIC during 2005 and thereafter. In December, 2005, the Treasury issued final Treasury Regulation 1.1298-3, which provides additional guidance with respect to the “once a PFIC - always a PFIC,” and expands upon the previously issued regulations. These regulations permit U.S. Portfolio Stockholders to make deemed dividend or deemed sale elections to purge a foreign corporation under certain circumstances.

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

A U.S. Portfolio Stockholder in 2005 who owned Shares or ADRs in 1996 could have avoided the “once a PFIC - always a PFIC” rule, and thus avoided the PFIC rules for post-1996 years, by making a “purging election.” Additional information concerning the “purging election” is found in Treasury Regulation 1.1297-3T, which expands the number of elections available to U.S. Portfolio Stockholders. In addition to the “qualified electing fund election” and the “mark-to-market election,” each as described below, and the former purging elections, the temporary regulations provide a purging election specifically for U.S. Portfolio Stockholders subject to the so-called “controlled foreign corporation - passive foreign investment company rule” (the “overlapping purging elections”), which were not clearly addressed in prior regulations. Specifically, the new temporary regulations permit a U.S. Portfolio Stockholder to make a deemed dividend or deemed sale purging election if certain conditions are satisfied.

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

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to the Managing Director, Atlas South Sea Pearl Limited, 43 York Street, Subiaco Western Australia 6008, telephone number (61) (8) 9380-9444 or facsimile number (61) (8) 9380-9970.

I.  Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The following table sets forth the types of instruments held by the Company that are subject to fluctuation in interest rates as of December 31, 2005 and the terms of such instruments:

	Fair Value at Dec. 31, 2005	Fair Value at Dec. 31, 2004	Terms
	A$	A$

Cash in hand and at bank	$660,373	$1,908,996	Current account with interest receivable at 3.22% (2004 - 3.66%) and cash on hand

Fixed Term Deposit	815,107	1,300,000	Interest receivable at 5.58% (2004 - 5.23%) maturing within one month
	$1,475,480	$3,186,833

The carrying amount of trade accounts payable and trade accounts receivable approximate their fair values. See “Item 17. Financial Statements - Note 33 - Additional Financial Instruments Disclosure.”

The Australian Dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	2005	2004
	A$	A$
Amounts receivable:
Indonesia Rupiah	$3,466	$75,543
Japanese Yen	126,261	537,846
US Dollars	19,488	6,696
	$149,215	$620,085
Amounts Payable:
Indonesian Rupiah	$19,718	$945,232

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

The Company operates pearl farms in Indonesia. As a result a significant proportion of the Company’s ongoing operating expenses are incurred in Indonesian Rupiah. Accordingly, the Company is exposed to the risk of adverse changes occurring in the Indonesian Rupiah/Australian Dollar exchange rate. The Company’s investment in its Indonesian subsidiary is accounted for by the current accounting method and foreign exchange translation gains and losses are taken in to the Company’s current year’s financial statements. The Company does not hedge against this investment.

Nearly all pearl sales are denominated in Japanese Yen. The Company has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen. The terms of these commitments are not more than 24 months. See “Item 17. Financial Statements - Note 33 to Financial Statements.”

The net foreign exchange gain/(loss) incurred, as a result of movements of both the Japanese Yen and the Indonesian Rupiah against the Australian Dollar, in 2004 and 2005 was A$541,363 and A$(24,601) respectively.

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

The following table sets forth the gross value in Australian Dollars to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Company (as of December 31):

	Weighted average exchange rate		Gross Value A$
	2005	2004	2005	2004
Sell Japanese Yen - Settlement Period
Not later than one year	JPY84.60	JPY73.50	$3,566,985	$3,384,800

Buy Indonesian Rupiah - Settlement Period
Not later than one year	IDR7,623	—	$1,600,000	—

These forward exchange contracts are hedging anticipated sales that are due within 12 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs. The gross unrealized gains and losses as of December 31, 2005 and 2004 on hedges of foreign currency sales anticipated to take place in the future are set forth below:

	Gains A$		Losses A$

	2005	2004	2005	2004
Expected Sale Year
Not later than one year	—	$289,911	—	—

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

ITEM 15. CONTROLS AND PROCEDURES

(a)
Under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as of December 31, 2005. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b)
There have been no significant changes (including corrective actions with regard to significant deficiencies or material weakness) in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the four non-executive directors. Mr. Ian Murchison meets the definition of an audit committee financial expert, as defined for the purposes of Item 16A. of Form 20-F and serves as the Company’s financial expert. The Company has determined that the number of directors that make up the audit committee reflects the appropriate level of governance for a Company of this type and size. All of the audit committee members have experience with the financial management of a company and are familiar with the reports that are provided by management for the purpose of reporting the financial position of the business.

ITEM 16B. CODE OF ETHICS

The Company has not yet adopted a Code of Ethics relating to the conduct of the principal executive officer, the principal financial officer, the principal accounting officer or other officers who perform a similar role. All senior executives operate on the basis of trust and there is open discussion between the chairman and other directors and the senior management. Although, the Company planned to develop such a code of conduct, last year, due to attention to other priorities, it has not yet done so. The Company plans to develop such a plan over the next 12 months. Until now, the resources needed to develop such a set of procedures have not been available.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s auditor are as follows:

	2005		2004
	A$		A$
Audit Fees	$70,127		$49,920

Audit-Related Fees	0		0
Tax Fees	14,764	(1)	1,595	(1)
All Other Fees	0		0

(1)
The Company retains a separate company to render professional tax compliance, tax advice and tax planning services. The aggregate fees billed by the separate company was A$119,203 in 2005 and A$48,016 in 2004.

Audit Fees consist of fees for the audit of our financial statements, and those of our subsidiaries, and review of documents in connection with filings with the SEC and other statutory or regulatory filings. Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning. All Other Fees consist of financial consulting fees. The Company did not pay any Audit-Related Fees or All Other Fees to its auditors in 2004 or 2005.

The Company's audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by its independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not required.

ITEM 19. EXHIBITS

1.1	Constitution(6)

2.1	Form of American Depositary Receipt (2(i)) (1)

2.2	Form of Stock Certificate (2(ii)) (1)

2.3	Deposit Agreement between the Company and the Bank of New York (As amended and filed with Form F-6) (2(iii)) (1)

4.1	Loan Agreement between the Company and Nusantaqua (3(B)(iii)) (1)

4.2	Joint Funding Agreement between Nusantaqua, Tansim and Cendana (3(B)(iv))(1)

4.3	Water lease dated March 11, 1993 between PT Perintis Ardindo Nusa and the Government of Nusa Tenggara Timur Province Fisheries Services, with English translation (3(B)(vi)) (1)

4.4	Expansion to Water Lease dated March 10, 1995 between PT Perintis Ardindo Nusa and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (3(B)(vii)) (1)

4.5	Lease of 5 hectares of land dated October 6, 1992 between PT Perintis Ardindo Nusa and the Badan Pertanahan Nasional Sertipikat, with English translation (3(B)(viii)) (1)

4.6	Lease of 3 hectares of land dated September 4, 1994 between Dr. T.P.G. Purchase and Mr. Paulus Bissilisin, with English translation (3(B)(ix)) (1)

4.7	Water leases dated January 9, 1998 between PT Cendana Indopearls and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (2xx) (3)

4.8	Land and water lease dated September 30, 1997 between the Company and the Kawe tribe at Selpele village with English translation (2xxiv) (3)

4.9	Consultancy Agreement between the Company and Arrow Pearl Co Pty Ltd for training and technical expertise, dated March 3, 1999 (2xxiv) (4)

4.10	Land lease dated July 1, 1999 between the Company and Korinus Ayelouw with English translation (2xxv) (4)

4.11	Form of Director’s Access, Insurance and Indemnity Deed between the Company and each director (2xxix) (4)

4.12	Letter of Appointment of Pearlautore International Pty Ltd as exclusive valuer and distributor of Atlas Pacific Limited’s South Sea Pearls (2xxiii) (5)

4.13	Memorandum of Understanding dated January 9, 2001 for the lease of the Kupang facilities between the Company and PT Timor Otsuki Mutiara (2xxiv) (5)

4.14	Letter of Extension dated May 3, 2001 for Distribution Agreement with Pearlautore International Pty Ltd (4xxvi) (6)

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

4.26
Memorandum of Understanding dated March 24, 2006 between PT Cendana Indopearls and PT Bali Cruises Nusantara for the lease grounds on the Bali Hai Beach Club to develop a pearling based tourism and retail operation(10)

4.27	Letter of Reappointment dated October 11, 2005 for Pearl Distribution Agreement with Pearlautore International Pty Ltd(10)

4.28
Memorandum of Understanding between PT Cendana Indopearls and PT Autore Cultured Pearls for the joint production for breeding and rearing pearl oyster at facilities in West Lombok, Nusa Tenggara, Barat(10)

4.29
Water lease dated September 16, 2005 between PT Cendana Indopearls, Lembongan Village and Pakraman Lembongan Custom Village, Nusa Penida Subdistrict, Kelungkung Regency, Bali (English translation) (10)

4.30	Water and land lease dated May 23, 2005 between PT Cendana Indopearls and Bugbug Custom Village Bugbug Village Karangasem Subdistrict, Karangasem Regency, Bali (English translation) (10)

4.31	Form of Executive Share Plan Rules and Loan Scheme(10)

8.1	List of Subsidiaries (6)

12.1	Section 302 Certification of Chief Executive Officer (10)

12.2	Section 302 Certification of Chief Financial Officer (10)

13.1	Section 906 Certification of Chief Executive Officer (10)

13.2	Section 906 Certification of Chief Financial Officer (10)

(1)	Previously filed as an Exhibit of the number shown in parenthesis on the Registrant’s Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.

(3)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1998 and incorporated herein by reference.

(4)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

(7)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

(8)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(9)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(10)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS SOUTH SEA PEARL LIMITED

/s/ G.R. Snow
G.R. Snow, Chairman

Dated: July 12, 2006

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Atlas South Sea Pearl Limited as of December 31, 2005 and 2004, and the related consolidated income statement, statement of changes in equity and cash flow statement for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumastances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with Australian generally accepted accounting principles.

/s/ S Andrawes
BDO Chartered Accountants

Perth Western Australia, Australia July 15, 2006

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$	$	$	$
Revenue	3	9,648,366	5,822,982	9,057,254	5,218,743
Other income	3	199,493	1,014,541	196,598	974,518
Total revenue		9,847,859	6,837,523	9,253,852	6,193,261

Cost of goods sold		(4,275,378)	(4,414,357)	(4,844,054)	(4,954,917)
Marketing expenses		(870,543)	(564,743)	(870,543)	(564,743)
Administration expenses		(1,730,268)	(1,632,767)	(1,147,620)	(1,047,055)
Other expenses	4	(615,544)	(722,984)	(420,608)	(2,592,386)
Total expenses		(7,491,733)	(7,334,851)	(7,282,825)	(9,159,101)
Profit/(Loss) before related income tax expense		2,356,126	(497,328)	1,971,027	(2,965,840)
Income tax (expense)/benefit	5	(295,539)	(96,946)	(604,807)	117,203
Profit/(Loss) after income tax attributable to members of the parent entity		2,060,587	(594,274)	1,366,220	(2,848,637)

Overall operations
Basic earnings per share (cents)	6	2.35	(0.68)
Diluted earnings per share (cents)	6	2.35	(0.68)

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEET
AS AT 31 DECEMBER 2005

		CONSOLIDATED		THE COMPANY
	Note	2005 $	2004 $	2005 $	2004 $
Current assets
Cash and cash equivalents	7	1,475,480	3,208,996	1,280,339	2,659,148
Trade and other receivables	8	4,301,651	1,934,360	4,154,175	1,186,113
Financial assets	9	5,631,149	—	4,066,985	—
Inventories	10	1,262,890	1,034,682	899,792	1,248,009
Biological assets	11	4,176,109	2,259,547	—	—
Total current assets		16,847,279	8,437,585	10,401,291	5,093,270
Non-current assets
Receivables	8	—	—	14,649,066	14,979,745
Inventories	10	114,630	193,521	—	—
Biological assets	11	5,175,725	6,688,662	—	—
Property, plant and equipment	13	2,123,684	1,825,434	24,438	30,525
Deferred Tax Assets	16	249,050	239,919	223,525	151,021
Total non-current assets		7,663,089	8,947,536	14,897,029	15,161,291
Total assets		24,510,368	17,385,121	25,298,320	20,254,561
Current liabilities
Trade and other payables	14	682,975	1,020,369	294,477	350,953
Borrowings	15	79,428	—	79,428	—
Financial instruments	9	5,675,533	—	4,075,533	—
Current tax liabilities	16	203,120	230,480	203,120	—
Short term provisions	17	66,611	104,212	24,369	71,648
Total current liabilities		6,707,667	1,355,061	4,676,927	422,601
Non-current liabilities
Deferred tax liabilities	16	4,132	112	4,132	112
Long term provisions	17	164,928	—	7,385	—
Total non-current liabilities		169,060	112	11,517	112
Total liabilities		6,876,727	1,355,173	4,688,444	422,713
Net assets		17,633,641	16,029,948	20,609,876	19,831,848
Equity
Issued capital	18	18,849,092	18,849,092	18,849,092	18,849,092
Reserves	19	(4,559,049)	(4,677,577)	—	—
Retained profits		3,343,598	1,858,433	1,760,784	982,756
Total equity		17,633,641	16,029,948	20,609,876	19,831,848

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

		CONSOLIDATED		THE COMPANY
	Note	2005 $	2005 $	2005 $	2005 $

Total equity at the beginning of the year		16,029,948	18,276,755	19,831,848	22,680,485

Adjustment on Adoption of AASB 132 and AASB 139, net of tax:
Retained Profits	34	289,911	—	289,911	—
Reserves		—	—	—	—
Exchange differences on translation of foreign operations	19	118,528	(1,652,533)	—	—
Net income recognised directly in equity		408,439	(1,652,533)	289,911	—

Prior year expenses brought to account in current period		12,770	—	—	—
Profit/(Loss) for the year	20	2,060,587	(594,274)	1,366,220	(2,848,637)

Dividend Payment	21	(878,103)	—	(878,103)	—

Total equity at the end of the year		17,633,641	16,029,948	20,609,876	19,831,848

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities
Proceeds from pearl and oyster sales	7,206,358	5,839,566	6,528,608	5,209,858
Proceeds from other operating activities	78,799	769,835	72,237	701,640
Interest paid	(4,032)	(29)	(4,032)	(29)
Interest and bill discounts received	88,731	176,843	79,232	163,139
Payments to suppliers	(7,191,567)	(6,279,530)	(2,341,950)	(1,678,098)
Income tax paid/(received)	(368,980)	(410,894)	(119,350)	(230,847)
Net cash provided by/(used in) operating activities (Note 25.2)	(190,691)	95,791	4,214,745	4,165,663
Cash flows from investing activities
Advances to controlled entities	—	—	(4,790,585)	(5,605,806)
Payments for property, plant and equipment	(832,582)	(778,641)	(4,294)	(23,083)
Proceeds on disposal of fixed assets	78,994	1,891	—	—
Payment for Other Financial Instrument	—	(47,450)	—	(47,450)
Net cash provided by/(used in) investing activities	(753,588)	(824,200)	(4,794,879)	(5,676,339)
Cash flows from financing activities
Proceeds from Borrowings	99,285	—	99,285	—
Repayment of Borrowings	(19,857)	—	(19,857)	—
Dividend Payment	(878,103)	—	(878,103)	—
Net cash provided by/(used in) financing activities	(798,675)	—	(798,675)	—

Net increase/(decrease) in cash held	(1,742,954)	(728,409)	(1,378,809)	(1,510,676)
Cash at the beginning of the financial year	3,208,996	4,301,918	2,659,148	4,169,824
Effects of exchange rate changes on the balances of cash held in foreign currencies	9,438	(364,513)	—	—
Cash and term deposits at the end of the financial year (Note 25.1)	1,475,480	3,208,996	1,280,339	2,659,148

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1	Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations and other mandatory professional reporting requirements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Atlas South Sea Pearl Ltd and its controlled entities, and Atlas South Sea Pearl Ltd as an individual parent entity. Atlas South Sea Pearl Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Atlas South Sea Pearl Ltd and its controlled entities and Atlas South Sea Pearl Ltd as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

1.2	First-time adoption of Australian Equivalent to International Financial Reporting Standards (AIFRS)

This financial report is the first annual report that the Company has prepared in accordance with AIFRS. AASB 1 First-time adoption of Australian Equivalent to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of the Company until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company’s financial reports for the year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005. Refer to note 33 for further details.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group’s equity and its net income are given in note 2.

Reporting basis and conventions -

The financial report has been prepared on an accruals basis and are based on historical costs, modified by the revaluation of selected non-current assets and financial assets and liabilities for which the fair value basis of accounting has been applied.

1.3	Principles of consolidation

A controlled entity is any entity that Atlas South Sea Pearl Ltd has the power to control the financial and operating policies so as to obtain benefits from its activities.

A list of controlled entities is contained in note 30 to the financial statements. All controlled entities have a December financial year end.

The financial statements of the economic entity comprise consolidated accounts of Atlas South Sea Pearl Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

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

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.4	Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted at the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefit brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.5	Inventories

(a)	Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b)	Nuclei - quantities on hand at the year end are valued at cost.

(c)	Oysters - refer note 1.6

1.6	Biological Assets

The economic entity has applied AASB141 Agriculture. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are a living organism which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the Biological assets that are held by the economic entity as at 31 December 2005 are provided at Note 11.

1.7	Property, Plant & Equipment

Each class of property, plant & equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their fair value (being the amount for which an asset could be exchanged between knowledgeable willing parties in an arms length transaction), based on periodic valuations by external independent valuers, less subsequent depreciation for buildings.

Leasehold property is shown at cost and amortised over the shorter of the term of the unexpired lease on the property or the estimated useful life of the improvements on the property.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying value of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets which is assessed on the basis of the expected net cash flows that will be received from the assets employed and subsequent disposal.

The cost of fixed assets constructed within the economic entity includes the cost of materials and direct labour. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

Depreciation

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	DEPRECIATION RATE
	2005	2004
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.8	Financial Instruments

From 1 January 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(a)	Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management within the requirements of AASB139 Recognition and Measurement of Financial Instruments. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

(b)	Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Economic Entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(c)	Held-to-maturity investments

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Economic Entity’s management has the positive intention and ability to hold to maturity.

(d)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

(e)	Recognition

Purchases and sales of investments are recognised on trade-date, the date on which the Economic Entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Economic Entity has transferred substantially all the risks and rewards of ownership.

(f)	Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

(g)	Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

(h)	Impairment

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the income statement.

(i)	Fair value

Valuation techniques are applied to determine the fair value of all unlisted securities, including arms length transactions, reference to similar instruments and option pricing models.

(j)	Investment in subsidiaries

Investments in subsidiaries are recognised in the financial statements at the cost method less impairment losses as they are unquoted investments.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.9	Derivatives

From 1 January 2004 to 31 December 2004

The Economic Entity has taken the exemption available under AASB1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The hedging contracts that are taken out by the Economic Entity do not qualify as an effective hedge under the accounting standards. Changes in the fair value are recognised immediately in the income statement.

1.10	Foreign Currency Transactions and Balances

Functional and presentation currency
Items included in the financial statements of each of the subsidiaries within the Economic Entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Atlas South Sea Pearl Ltd’s functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of transaction. Foreign currency monetary items are translated at the year end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rates;

•	and all resulting exchange differences are recognised as a separate component of equity.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or borrowings repaid, a proportional share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

1.11	Employee Benefits

Provision is made for the Economic Entity’s liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

The cost of providing defined benefits are determined using the projected unit credit method. Actuarial valuations are undertaken periodically to measure the liability to the economic entity of the defined benefits that are required to be met by law.

1.12	Provisions

Provisions for legal claims are recognised when the Economic Entity has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

1.13	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts.

1.14	Revenue recognition

(a)
Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b)	Interest Income is recognised as it accrues.
(c)	Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.15	Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

1.16	Earnings Per Share

(a)	Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(b)	Diluted earnings per share
Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.17	Segment Reporting

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

Inter-segment Transfers - Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.18	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

1.19	Critical Accounting Estimates and Judgements

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and the best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key estimates - Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REEPORTING STANDARDS (AIFRS)

Economic Entity -
Reconciliation of equity reported under Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

At date of transition to AIFRS: 1 January 2004

		Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
		$	$	$
Current Assets
Cash and cash equivalents		4,301,918	—	4,301,918
Trade and other receivables		1,253,030	—	1,253,030
Inventories	(2a)	3,333,948	(383,445)	2,950,503
Biological assets	(2a)	2,165,998	(457,410)	1,708,588
Total Current Assets		11,054,894	(840,855)	10,214,039

Non-current assets
Inventories	(2a)	121,836	(18,830)	103,006
Biological assets	(2a)	8,406,627	(1,568,575)	6,838,052
Property, plant and equipment	(2a)	2,458,214	(597,654)	1,860,560
Deferred tax asset		150,563	—	150,563
Total non-current assets		11,137,240	(2,185,059)	8,952,181
Total Assets		22,192,134	(3,025,914)	19,166,220

Current liabilities
Trade and other payables		766,980	(867)	766,113
Current tax liabilities		—	—	—
Short term provisions		122,946	—	122,946
Total current liabilities		889,926	—	889,059

Non-current liabilities
Deferred tax liabilities		406	—	406
Total non-current liabilities		406	—	406
Total liabilities		890,332	—	889,465

Net Assets		21,301,802	(3,025,914)	18,276,755

Equity
Issued capital		18,849,092	—	18,849,092
Foreign currency translation reserve	(2b)	—	(3,025,914)	(3,025,047)
Retained profits		2,452,710	—	2,452,710
Total equity		21,301,802	(3,025,914)	18,276,755

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (Cont.)

Economic Entity -

At the end of last reporting period under previous AGAAP: 31 December 2004

		Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
		$	$	$
Current Assets
Cash and cash equivalents		3,208,996	—	3,208,996
Trade and other receivables		1,934,360	—	1,934,360
Inventories	(2a)	1,201,667	(166,985)	1,034,682
Biological assets	(2a)	2,583,417	(323,870)	2,259,547
Total Current Assets		8,928,440	(490,855)	8,437,585

Non-current assets
Inventories	(2a)	240,248	(46,727)	193,521
Biological assets	(2a)	9,090,274	(2,401,612)	6,688,662
Property, plant and equipment	(2a)	2,688,138	(862,704)	1,825,434
Deferred tax assets		239,919	—	239,919
Total non-current assets		12,258,579	(3,311,043)	8,947,536
Total Assets		21,187,019	(3,801,898)	17,385,121

Current liabilities
Trade and other payables		1,020,369	—	1,020,369
Current tax liabilities		230,480	—	230,480
Short term provisions		104,212	—	104,212
Total current liabilities		1,355,061	—	1,355,061

Non-current liabilities
Deferred tax liabilities		112	—	112
Total non-current liabilities		112	—	112
Total liabilities		1,355,173	—	1,355,173

Net Assets		19,831,846	(3,801,898)	16,029,948

Equity
Issued capital		18,849,092	—	18,849,092
Foreign currency translation reserve	(2b)	—	(4,677,577)	(4,677,577)
Retained profits	(2c)	982,754	875,679	1,858,433
Total equity		19,831,846	(3,801,898)	16,029,948

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (Cont.)

Economic Entity -
Reconciliation of profit/(loss) under previous AGAAP to profit/(loss) under Australian equivalents to IFRS (AIFRS)

Reconciliation for the profit/(loss) for the year ended 31 December 2004

		Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
		$	$	$
Revenue		5,822,982	—	5,822,982
Other income		1,014,541	—	1,014,541
Total revenue		6,837,523	—	6,837,523

Cost of goods sold	(2d)	5,089,271	(674,914)	4,414,357
Marketing expenses		564,743	—	564,743
Administration expenses		1,604,336	—	1,604,336
Borrowing costs		29	—	29
Depreciation		28,356	—	28,356
Write down of Oyster Inventory values	(2d)	541,032	(15,269)	525,763
Other expenses	(2e)	382,766	(185,499)	197,267
Total expenses		8,210,533	(875,682)	7,334,851

Profit/(loss) before income tax expense	(2c)	(1,373,010)	875,682	(497,328)

Income tax expense		(96,946)	—	(96,946)

Profit/(loss) after income tax attributable to members of the parent entity	(2c)	(1,469,956)	875,682	(594,274)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (Cont.)

The Company -
Reconciliation of equity reported under Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

At date of transition to AIFRS: 1 January 2004

	Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
	$	$	$
Current Assets
Cash and cash equivalents	4,169,824	—	4,169,824
Trade and other receivables	757,832	—	757,832
Inventories	3,027,284	—	3,027,284
Total Current Assets	7,954,940	—	7,954,940

Non-current assets
Trade and other receivables	14,936,844	—	14,936,844
Property, plant and equipment	14,672	—	14,672
Deferred tax assets	34,107	—	34,107
Total non-current assets	14,985,623	—	14,985,623
Total Assets	22,940,563	—	22,940,563

Current liabilities
Trade and other payables	181,329	—	181,329
Current tax liabilities	—	—	—
Short term provisions	72,963	—	72,963
Total current liabilities	254,292	—	254,292

Non-current liabilities
Deferred tax liabilities	5,786	—	5,786
Total non-current liabilities	5,786	—	5,786
Total liabilities	260,078	—	260,078

Net Assets	22,680,485	—	22,680,485

Equity
Issued capital	18,849,092	—	18,849,092
Foreign currency translation reserve	—	—	—
Retained profits	3,831,393	—	3,831,393
Total equity	22,680,485	—	22,680,485

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (Cont.)

The Company -

At the end of last reporting period under previous AGAAP: 31 December 2004

	Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
	$	$	$
Current Assets
Cash and cash equivalents	2,659,148	—	2,659,148
Trade and other receivables	1,186,113	—	1,186,113
Inventories	1,248,009	—	1,248,009
Total Current Assets	5,093,270	—	5,093,270

Non-current assets
Trade and other receivables	14,979,745	—	14,979,745
Property, plant and equipment	30,525	—	30,525
Deferred tax assets	151,021	—	151,021
Total non-current assets	15,161,291	—	15,161,291
Total Assets	20,254,561	—	20,254,561

Current liabilities
Trade and other payables	350,953	—	350,953
Current tax liabilities	—	—	—
Short term provisions	71,648	—	71,648
Total current liabilities	422,601	—	422,601

Non-current liabilities
Deferred tax liabilities	112	—	112
Total non-current liabilities	112	—	112
Total liabilities	422,713	—	422,713

Net Assets	19,831,848	—	19,831,848

Equity
Issued capital	18,849,092	—	18,849,092
Foreign currency translation reserve	—	—	—
Retained profits	982,756	—	982,756
Total equity	19,831,848	—	19,831,848

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (Cont.)

The Company -
Reconciliation of profit/(loss) under previous AGAAP to profit/(loss) under Australian equivalents to IFRS (AIFRS)

Reconciliation for the profit/(loss) for the year ended 31 December 2004

	Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
	$	$	$
Revenue	5,218,743	—	5,218,743
Other income	974,518	—	974,518
Total revenue	6,193,261	—	6,193,261

Cost of goods sold	(4,954,917)	—	(4,954,917)
Marketing expenses	(564,743)	—	(564,743)
Administration expenses	(1,047,055)	—	(1,047,055)
Borrowing costs	(29)	—	(29)
Other expenses	(2,592,357)	—	(2,592,357)
Total expenses	(9,159,101)	—	(9,159,101)

Profit/(loss) before income tax expense	(2,965,840)	—	(2,965,840)

Income tax expense	117,203	—	117,203

Profit/(loss) after income tax attributable to members of the parent entity	(2,848,637)	—	(2,848,637)

Notes to the reconciliation of equity and profit and loss at 1 January 2004 and 31 December 2004

a)
The changes in the value of inventory, biological assets and property, plant and equipment reflects the change from AGAAP where the carrying values of non-monetary items of the Group’s Indonesian subsidiary were based on historic rates using the “Temporal method” to AFIRS where these items are translated at the balance sheet rate under the “Current rate method”. The functional currency of the Indonesian subsidiary, PT Cendana Indopearls, is Indonesian Rupiah which has devalued against the Australian Dollar over time. This has resulted in a decrease in the book value of these assets when reported in Australian Dollars using the Current rate method of accounting as required under AIFRS.

b)
The adjustments that are recognised in 2a are recorded in a foreign currency translation reserve. Translation adjustments for non monetary assets are recorded as a movement in the foreign currency translation reserve.

c)
The change in the retained earnings reflects the different treatment of inventory in the Group’s Indonesian subsidiary under AGAAP and AFIRS which has an effect on cost of goods sold and write down in inventory (refer 2d). This also reflects the change in the treatment of foreign currency movements under AIFRS compared to AGAAP (refer 2e).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

2.	FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (Cont.)

d)
The change in cost of goods sold and written down value of inventory when reported under AIFRS compared to AGAAP arises due to the lower asset value on translation of foreign assets, in particular the oyster inventory.

e)
The difference in other expenses under AIFRS reflects the foreign currency translation that was expensed when treated under the temporal method of accounting but which is transferred to the translation reserve under AIFRS.

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
3. REVENUE FROM ORDINARY ACTIVITIES
Revenue from operating activities
Sales revenue	9,648,366	5,822,982	9,057,254	5,218,743
Revenue from outside operating activities
Interest received - other parties	101,618	156,262	92,119	142,558
Net foreign exchange gain from operating activities	6,839	790,084	32,242	831,960
Other revenues	42,963	19,391	72,237	—
Property rental	48,073	48,804	—	—
Other income	199,493	1,014,541	196,598	974,518
Total revenue	9,847,859	6,837,523	9,253,852	6,193,261

4.  PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

The operating result before income tax has been determined after charging/(crediting) the following items:

Finance Costs
Interest paid - other corporations	1,399	29	1,399	29
Administration expenses from ordinary activities
Operating lease rental costs	39,915	46,508	18,442	27,461
Movements in provisions
Depreciation property, plant and equipment	35,072	28,356	10,382	7,228
Other expenses from ordinary activities
Movements in provisions
Increase in tax related expenses	—	177,442	—	—
Provision for employee entitlements	34,214	19,727	(23,959)	16,061
Write-down in oyster inventory value	—	541,032	—	—
Loss/(profit) on disposal of fixed assets	6,116	(20)	—	—
Research and Development costs	87,500	—	87,500	—
	(127,830)	738,181	63,541	16,061
Significant revenues and expenses
Provision for impairment in loan to subsidiary	—	—	—	2,576,296

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

5.  INCOME TAX

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

a) The components of tax expense comprise:
Current income tax	300,217	—	673,291	—
Deferred Tax - relating to origination and reversal of temporary differences	(4,678)	96,946	(68,484)	(117,202)
	295,539	96,946	604,807	(117,202)

b) The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	2,356,126	(497,328)	1,971,027	(2,965,840)

Prima facie tax expense calculated at 30% on the profit from ordinary activities	706,838	(149,198)	591,308	(889,752)
Tax effect of permanent differences:
Non deductible expenses	496	963	496	963
Tax looses not brought to account (Indonesia)	(220,477)	—	—	—
Over-provision of tax in prior period	(373,047)	—	—	—
Other Assessable Income	—	778	—	778
Permanent Differences (Indonesia)	176,100	43,144	—	—
Non-Deductible Expenses (Indonesian Tax Audit)	—	53,233	—	—
Restatement of closing trading stock	—	91,697	—	—
Amortisation of goodwill		—		—
Provision for Investment in Subsidiary	—	—	—	772,888
Foreign currency movements	—	(232,963)	—	—
Inventory valuation adjustment	—	68,308	—	—
Current year losses not brought to account	162	251,672	—	—
Income tax under/(over) provided in prior years	5,467	(30,688)	13,003	(2,080)
Income tax attributable to operating result	295,539	96,946	604,807	(117,203)

Weighted average effective tax rates	12.54%	N/A	30.68%	3.95%

The effective tax rate in 2005 for the economic entity is reduced by the utilisation of losses not brought to account in Indonesia as well as the reversal of over accrual for tax in prior periods.

An income tax expense was created in the economic entity in 2004 as a result of tax assessments for prior periods in Indonesia.

The effective tax rate for the Company in 2004 was reduced as a result of a significant permanent difference created from a provision for investment in subsidiaries.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

5. INCOME TAX (Cont.)

c) Deferred income tax at 31 December relates to the following:

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

Deferred tax liabilities
Accrued interest	3,866	—	3,866	—
Prepayments	154	292	154	292

Deferred tax assets
Difference in accounting and tax depreciation	6,604	53,306	1,546	791
Trade debtors	2,186	5,448	2,186	5,448
Accruals	1,931	9,297	1,931	10,038
Provisions	(38,198)	5,621	6,640	4,982
Unrealised foreign exchange losses	(89,538)	2,146	(193,124)	2,146
Revenue losses carried forward	114,555	(114,556)	114,554	(114,556)
Other	(6,238)	135,392	(6,237)	(26,343)
Deferred tax income/(expense)	(4,678)	96,946	(68,484)	(117,202)

For details of the franking account, refer to Note 20.

6. EARNINGS PER SHARE

	CONSOLIDATED
	2005	2004
	CENTS	CENTS
Basic earnings per share (cents per share)	2.35	(0.68)
Diluted earnings per share (cents per share)	2.35	(0.68)

	CONSOLIDATED
	2005	2004
Earnings reconciliation	$	$
Net profit/(loss) used for basic earnings	2,060,587	(594,274)
After tax effect of dilutive securities	—	—
Diluted earnings	2,060,587	(594,274)

Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	87,810,254

Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

7. CASH ASSETS

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

Cash at bank	660,373	1,908,996	465,232	1,359,148
Deposits at Call	815,107	1,300,000	815,107	1,300,000
	1,475,480	3,208,996	1,280,339	2,659,148

The effective interest rate on short term bank deposits was 4.53% (2004 3.05%), these deposits have an average maturity of 17 days.

8. RECEIVABLES

CURRENT
Trade receivables	3,717,225	764,916	3,694,183	705,059
Income tax receivable	53,301	827,755	—	350,823
Sundry debtors & prepayments	531,125	341,689	459,992	130,231
	4,301,651	1,934,360	4,154,175	1,186,113
NON CURRENT
Amount receivable from controlled entities	—	—	18,830,209	19,160,886
Provision for impairment of receivables	—	—	(4,181,143)	(4,181,141)
	—	—	14,649,066	14,979,745

9. FINANCIAL INSTRUMENTS - CURRENT

Derivative financial assets	5,631,149	—	4,066,985	—

Derivative financial liabilities	(5,675,533)	—	(4,075,533)	—

Derivative financial assets and liabilities comprise forward foreign exchange contracts and determine option contracts which are in place as cash flow hedges. Gains and losses arising from changes in fair value of foreign exchange contracts are recognised in the income statement in the period in which they arise. These financial instruments are classed as held trading.

10. INVENTORIES

CURRENT
Pearls	1,156,004	1,027,433	899,792	1,248,009
Other	106,886	7,249	—	—
	1,262,890	1,034,682	899,792	1,248,009

NON CURRENT
Nuclei	114,630	116,304	—	—
Other	—	77,217	—	—
	114,630	193,521	—	—
TOTAL INVENTORY	1,377,520	1,228,203	899,792	1,248,009

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

11. BIOLOGICAL ASSETS

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

CURRENT
Oysters	4,176,109	2,259,547	—	—

NON CURRENT
Oysters	5,175,725	6,688,662	—	—
Total Biological Assets	9,351,834	8,948,209	—	—

The details of the Biological Assets that are held by the economic entity as at year end are as follows:

Nature:- Oysters (Pinctada Maxima)

	2005	2004
Number	No.	No.
Quantity held within the economic entities operations:-
Juvenile oysters which are not nucleated	520,660	749,889
Nucleated oysters	605,760	385,578
Other oysters used for broodstock, saibo tissue and research	2,050	3,006
	1,128,470	1,138,473

Quantity owned by the economic entity within joint operations:
Nucleated oysters	11,173	97,628

Change increment in net market value during the financial year	$—	$—

12. INVESTMENTS

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

Controlled entities - unlisted shares (see Note 30)	—	—	2,750,004	2,750,004
Provision for diminution in value	—	—	(2,750,004)	(2,750,004)
	—	—	—	—

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

13. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
(a) General
Plant and equipment
- at cost	71,546	100,475	71,546	100,475
- accumulated depreciation	(47,108)	(69,950)	(47,108)	(69,950)
	24,438	30,525	24,438	30,525
(b) Pearling project
Leasehold land and buildings
- at cost	1,200,261	943,653	—	—
- accumulated depreciation	(430,265)	(345,063)	—	—
	769,996	598,590	—	—
Plant and equipment, vessels, vehicles
- at cost	4,900,172	4,356,773	—	—
- accumulated depreciation	(3,570,922)	(3,160,454)	—	—
	1,329,250	1,196,319	—	—
Total pearling project	2,099,246	1,794,909	—	—
Total property, plant and equipment	2,123,684	1,825,434	24,438	30,525

Included in Pearling Project leasehold land and buildings is $306,868 (2004 - $155,080), being construction in progress at cost.

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

(a) General
Carrying amount at beginning of the year	30,525	14,671	30,525	14,672
Additions	4,294	23,082	4,294	23,082
Disposals	(398)	—	(398)	—
Depreciation	(9,983)	(7,228)	(9,983)	(7,228)
Carrying amount at end of the year	24,438	30,525	24,438	30,525

(b) Pearling project
Leasehold land and buildings
Carrying amount at beginning of the year	598,590	721,180	—	—
Additions	240,013	45,914	—	—
Depreciation	(76,104)	(12)	—	—
Foreign exchange movement	7,497	(168,492)	—	—
Carrying amount at end of the year	769,996	598,590	—	—

(c) Plant and equipment, vessels, vehicles
Carrying amount at beginning of the year	1,199,143	1,124,556	—	—
Additions	616,083	705, 287	—	—
Disposals	(107,387)	—	—	—
Depreciation	(388,570)	(461,078)	—	—
Foreign exchange movement	9,981	(172,446)	—	—
Carrying amount at end of the year	1,329,250	1,196,319	—	—

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Depreciation of property, plant and equipment shown at Note 4 represents the proportion of the depreciation expense which is represented as an administration cost. The balance of the depreciation provision shown above is capitalised to oyster inventories.

14. PAYABLES

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

CURRENT
Trade payables	68,491	332,361	48,773	306,517
Other payables	614,484	688,008	245,704	44,436
	682,975	1,020,369	294,477	350,953

15. BORROWINGS

CURRENT
Unsecured Loan	79,428	—	79,428	—

16. TAX

(a) Liabilities

CURRENT
Income tax payable	203,120	230,480	203,120	—

NON-CURRENT
Deferred tax liabilities comprise - Accrued interest income	3,978	112	3,866	112
Prepayments denominated in foreign currency	154	—	266	—
	4,132	112	4,132	112

(b) Assets

Deferred tax assets comprise -
Tax allowances relating to property, plant & equipment	17,609	24,212	1,583	3,129
Trade debtors denominated in foreign currency	—	2,186	—	2,186
Accruals	12,398	14,328	12,398	14,328
Provisions	69,461	31,264	9,527	16,166
Unrealised foreign exchange losses	89,538	—	193,124	—
Revenue losses carried forward	—	114,556	—	114,556
Other	60,044	53,373	6,895	656
	249,050	239,919	223,525	151,021

(c) Reconciliations

The overall movement in deferred tax account is as follows:
Opening balance	239,807	142,861	150,909	33,707
(Charge)/credit to income statement	4,678	(96,946)	68,484	117,202
Other movements	433	—	—	—
Closing balance	244,918	239,807	219,393	150,909

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

17. PROVISIONS

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
CURRENT
Employee entitlements	66,611	104,212	24,369	71,648

NON CURRENT
Employee entitlements	164,928	—	7,385	—

TOTAL	231,539	104,212	31,754	71,648
Number of full time employees	470	438	5	5

Employee entitlement provisions have been recognised in relation to annual and long service leave as well as retirement benefits for national employees of the Indonesian subsidiary (from 2005) as prescribed by laws of that country. Such retirement benefits were not included in previous years.

Reconciliation of provisions:
Balance at beginning of year	104,212	122,946	71,648	72,963
Provision used	(421,025)	(448,230)	(220,292)	(255,468)
Provisions added	548,352	429,496	180,398	254,153
Closing balance	231,539	104,212	31,754	71,648

18. ISSUED CAPITAL

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

Issued and paid-up capital 87,810,254 ordinary shares (2004: 87,810,254 ordinary shares)	18,849,092	18,849,092	18,849,092	18,849,092

Reconciliation of Issued Capital -
Balance at beginning of year	18,849,092	18,849,092	18,849,092	18,849,092
Shares issued	—	—	—	—
Balance at end of year	18,849,092	18,849,092	18,849,092	18,849,092

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

19. RESERVES

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
Foreign Currency Translation Reserve	4,559,049	4,677,577	—	—

Reconciliation of Foreign Currency Translation Reserve -
Balance at beginning of year	4,677,577	3,025,044	—	—
Movement in translation reserve	(118,528)	1,652,533	—	—
Balance at end of year	4,559,049	4,677,577	—	—

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting currency.

20. RETAINED PROFITS

Reconciliation of retained earnings :

Balance at beginning of year	1,858,433	2,452,710	982,756	3,831,393
Adjustment on adoption of AASB 132 and AASB 139, net of tax	289,911	—	289,911	—
Net profit attributable to members of the parent entity	2,060,587	(594,274)	1,366,220	(2,848,637)
Prior year adjustment	12,770	—	—	—
Dividends paid	(878,103)	—	(878,103)	—
Balance at end of year	3,343,598	1,858,433	1,760,784	982,756

21. DIVIDENDS

Dividends paid and not provided for in previous years by the Company are:

	CENTS PER SHARE	TOTAL AMOUNT $	% FRANKED

2005
29 December 2005	1 cent	878,103	100%

2004
Nil	—	—	—

	CONSOLIDATED
	2005	2004
	$	$
Dividend Franking Account
Franking credits available to shareholders of the Company for subsequent financial years	2,315,731	2,572,711

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

22. OPTIONS
There were no options that were issued or exercised during the financial years relating to this report. There are no options on issue by the Company as at the date of this report or any time during the period covered under this report.

23. COMMITMENTS

The Company has commitments in relation to the rental of its current office premises. The commitments for lease payments contracted for but not provided for are as follows:

	CONSOLIDATED
	2005	2004
	$	$

Less than one year	18,964	18,270
Longer than one year, but less than 5 years	9,911	28,366
	28,875	46,636

24. CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

25. NOTES TO THE STATEMENT OF CASH FLOWS

25.1.	RECONCILIATION OF CASH

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
Cash at bank (Note 7)	660,373	1,908,996	465,232	1,359,148
Deposits on call (Note 7)	815,107	1,300,000	815,107	1,300,000
Cash and cash equivalents	1,475,480	3,208,996	1,280,339	2,659,148

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

25 NOTES TO THE STATEMENT OF CASH FLOW (Cont)

25.2. Reconciliation of net cash from operating activities to Operating profit after income tax

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
Operating profit/(loss) after income tax	2,060,587	(594,274)	1,366,220	(2,848,637)
Inventories	(552,937)	319,011	363,982	1,779,275
Increase/(decrease) in interest accrual	(12,887)	17,988	(12,887)	17,988
Non cash changes in debtors, prepayments and creditors	(3,175,623)	(398,751)	(3,351,661)	(6,326)
Purchase of unprocessed pearls	—	—	4,714,268	2,986,612
Provision for depreciation	473,584	546,849	10,381	7,228
Provision for employee entitlements	127,328	(13,458)	(39,894)	(1,315)
Provision against Loans	—	—	—	2,576,295
(Profit)/loss on disposal of fixed assets	37,218	(20)	—	—
Increase/(decrease) in value of financial assets	44,384	—	8,548	—
Change in retained earnings - AASB139	289,910	—	289,910	—
Movement in foreign exchange	87,078	—	391,232	—
Increase/(decrease) in taxes payable	417,904	218,446	474,646	(345,457)
Foreign Exchange Differences	12,763	—	—	—
Net cash provided by/(used in) operating activities	(190,691)	95,791	4,214,745	4,165,663

As at the date of this report the Company has not entered into any non-cash financing or investing activities.

25.3. Credit facilities

As at 31 December 2005, the Company had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilised. This facility is secured by a registered first debenture charge over the assets of the Company.

26. KEY MANAGEMENT PERSONNEL DISCLOSURE

a.	Key Management Personnel

The following persons were key management personnel during the financial year::

Parent Entity Directors:
Mr G.R.W Snow Chairman - Non-Executive
Mr J.J.U. Taylor. Managing Director -Executive.
Mr S.J. Arrow	Director - Non-Executive
Mr S.P. Birkbeck	Director - Non-Executive (Appointed 15 April 2005)
Mr I.M. Murchison	Director - Non-Executive

Specified Executives
Mr S.C.B. Adams	Company Secretary and Financial Controller
Mr J.S. Jorgensen	Production Manager & Director, PT Cendana Indopearls
Mr J Knauer	Technical Manager & Director, PT Cendana Indopearls

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

26. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

b.	Compensation - Directors

2005

	Short term benefits
	Salary, Fees & Commissions	Non-monetary benefits	Post employment Super-annuation	Share based payments	Total
Mr S.J. Arrow	30,000	—	2,700	—	32,700
Mr S.P. Birkbeck(1)	21,250	—	1,913	—	23,163
Mr I.M. Murchison	36,000	—	3,240	—	39,240
Mr G.R.W Snow	60,000	—	5,400	—	65,400
Mr J.J.U. Taylor	225,443	28,114	4,075	—	257,632
	372,693	28,114	17,328	—	418,135
1. Mr. Birkbeck was appointed as a director on 15 April 2005.

2004

	Short term benefits
	Salary, Fees & Commissions	Non-monetary benefits	Post employment Super-annuation	Share based payments	Total
Mr S.J. Arrow	30,000	—	2,700	—	32,700
Mr W.F. James(2)	35,000	—	3,150	—	38,150
Mr I.M. Murchison (3)	14,063	—	1,265	—	15,328
Mr G.R.W Snow	44,687	—	4,022	—	48,709
Mr J.J.U. Taylor	214,227	65,026	21,687	—	300,940
	337,977	65,026	32,824	—	435,827

2. Mr James retired as a director on 28 July 2004
3. Mr. Murchison was appointed as a director on 28 July 2004

There were no other long term employee benefits or termination benefits paid to any key management personnel during the reporting periods.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

26. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

c.	Compensation - executives

2005

	Short term benefits
	Salary, Fees & Commissions	Non-monetary benefits	Post employment Super-annuation	Share based payments	Total
Mr S.C.B. Adams	110,000	—	9,900	—	119,900
Mr J.S. Jorgensen	183,775	—	—	—	183,775
Mr J. Knauer	129,837	—	—	—	129,837
	423,612	—	9,900	—	433,512

2004

	Short term benefits
	Salary, Fees & Commissions	Non-monetary benefits	Post employment Super-annuation	Share based payments	Total
Mr S.C.B. Adams	105,000	—	9,450	—	114,450
Mr J.S. Jorgensen	160,305	—	—	—	160,305
Mr J. Knauer	106,382	—	—	—	106,382
	371,687	—	9,450	—	381,137

There were no other long term employee benefits or termination benefits paid to any key management personnel during the reporting periods.

d.	Options and rights granted as compensation

No options were issued to key management personnel as remuneration in 2005 or 2004.

e.	Equity instruments issued on exercise of remuneration options

There were no remuneration options on issue to key management personnel during 2005 or 2004.

f.	Options and Rights Holdings

There were no remuneration options on issue during 2004 and 2005.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

26. KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

g.	Shareholdings

Number of Shares held by Key management personnel:

Details of equity instruments (other than options and rights) held directly, indirectly or beneficially by key management personnel and their related parties are as follows:

	Balance 1/1/05	Granted as compensation	Options Exercised	Other Changes *	Balance 31/12/05
Parent Entity Directors
Mr S.J. Arrow	1,952,934	—	—	—	1,952,934
Mr S.P. Birkbeck	—	—	—	790,000	790,000
Mr I.M. Murchison	650,000	—	—	56,667	706,667
Mr G.R.W Snow	14,025,744	—	—	289,395	14,315,139
Mr J.J.U. Taylor	65,000	—	—	(45,000)	20,000

Specified Executives
Mr S.C.B. Adams	—	—	—	—	—
Mr J.S. Jorgensen	34,034	—	—	—	34,034
Mr. J. Knauer	—	—	—	—	—
	16,727,712	—	—	1,091,062	17,818,774

* Other changes other refers to shares purchased or sold during the financial year

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

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

27. RELATED PARTY TRANSACTIONS

Details of key management personnel remuneration are set out in note 26.
DIRECTORS TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

The Company has a consultancy agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is a director, under which staff of the economic entity have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $150,820 (2004 - $189,030) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.
During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms
TRANSACTIONS WITH RELATED PARTIES

The Company purchases pearls to the value of $4,342,019 from its wholly owned controlled entity PT Cendana Indopearls. These transactions are in the normal course of business. There were loans and receivables in place between the Company and its subsidiaries (refer Note 8)

28. REMUNERATION OF AUDITORS

Remuneration of the auditor of the parent entity for:

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$

Auditing or reviewing financial statements
Auditors of the Company	62,042	42,594	34,342	17,732
Other Services
Auditors of the Company	22,849	8,921	11,973	8,921

Services other than auditing that was carried out by the auditor during the year comprised:

	2005	2004
	$	$
Review of statutory documentation for lodgement with SEC in relation to ADR’s listed on NASDAQ	8,085	7,326
Assistance with tax audit in Indonesia	10,876	1,595
Other tax advice	3,888	—
	22,849	8,921

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

29. SEGMENT REPORTING

(a) Business Segment (Primary Reporting)

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical Segment (Secondary Reporting)
	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2005
Revenue
External segment revenue	600,714	9,129,490	—	9,730,204
Inter-segment revenue	4,715,110	—	(4,715,110)	—
Total segment revenue	5,315,824	9,129,490	(4,715,110)	9,730,204
Other unallocated revenue	267,600	(149,190)	(756)	117,655
Total revenue				9,847,859
Result
Segment result	907,442	3,327,395	(364,171)	3,870,666
Unallocated corporate expenses	(457,742)	(1,135,981)	—	(1,593,723)
Unallocated corporate revenue	229,129	(149,190)	(756)	79,184
Profit from ordinary activities before income tax				2,356,126
Income tax expense				(295,539)
Net profit				2,060,587

Depreciation and amortisation	24,689	10,382	—	35,072
Other non-cash expenses	58,173	(23,959)	—	34,214

Assets
Segment assets	12,664,025	4,593,975	(201,887)	17,056,113
Unallocated corporate assets	1,784,829	5,669,422	—	7,454,251
Consolidated total assets	14,448,854	10,263,397	(201,887)	24,510,364

Liabilities
Segment liabilities	219,504	80,527	—	300,031
Unallocated corporate liabilities	1,968,777	4,607,920	—	6,576,697
Consolidated total liabilities	2,188,281	4,688,447	—	6,876,728

Acquisitions of non-current assets (Property, Plant & Equipment)	856,096			856,096
Unallocated acquisitions of non-current assets		4,294		4,294
				860,390

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

29. SEGMENT REPORTING (CONT.)

(b) Geographical (continued)

	Indonesia	Australia	Eliminations	Total
	$	$	$	$
2004
Revenue
External segment revenue	669,459	5,218,743	—	5,888,202
Inter-segment revenue	2,986,614	—	(2,986,614)	—
Total segment revenue	3,656,073	5,218,743	(2,986,614)	5,888,202
Other unallocated revenue	(534,846)	974,518	509,649	949,321
Total revenue				6,837,523
Result
Segment result	261,775	(313,683)	(218,917)	(270,825)
Unallocated corporate expenses	(647,114)	(2,665,335)	3,085,946	(226,503)

Profit from ordinary activities before income tax				(497,328)
Income tax expense				(96,946)
Net profit				(594,274)

Depreciation and amortisation	21,128	7,228	—	28,356
Other non-cash expenses	3,666	16,061	—	19,727

Assets
Segment assets	11,806,782	1,732,492	—	13,539,274
Unallocated corporate assets	549,848	3,295,999	—	3,845,847
Consolidated total assets	12,356,630	5,028,491	—	17,385,121

Liabilities
Segment liabilities	930,153	350,953	—	1,281,106
Unallocated corporate liabilities	28,054	46,013	—	78,067
Consolidated total liabilities	958,207	396,966	—	1,355,173

Acquisitions of non-current assets (Property, Plant & Equipment)	755,558			755,558
Unallocated acquisitions of non-current assets		23,083		23,083
				778,641

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

30. ECONOMIC DEPENDENCY

The company’s pearls are sold by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls are sold to a number of wholesale customers with a wide geographic spread.

All of the company’s pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

31. CONTROLLED ENTITIES

	Percentage owned	Percentage owned	Place of	Book value of Company's investment
	2005	2004	incorporation	2005	2004
				$	$
Sharcon Pty Ltd	100%	100%	Australia	—	—
Tansim Pty Ltd	100%	100%	Australia	—	—
P.T. Cendana Indopearls	100%	100%	Indonesia	—	—
				—	—
The ultimate parent entity, Atlas South Sea Pearl Limited, is incorporated in Australia.

32.	POST BALANCE DATE EVENTS

There have been no significant post balance date events.

33.	FINANCIAL INSTRUMENTS

The group’s financial instruments consist mainly of deposits with banks, accounts receivable and payable, loans to and from subsidiaries and derivatives. Derivatives are used by the group for hedging purposes. Such instruments include forward exchange and currency option contracts. The group does not speculate in the trading of derivative instruments.

(a)	Treasury Risk Management

Treasury risk management strategies are discussed by the Board and a policy is in place to control the types and amounts of hedging that can be entered into to manage foreign exchange risk.

(b)	Financial Risk Management

The main risks the group is exposed to through its financial instruments are foreign currency risk, liquidity risk, credit risk and price risk.
Foreign currency risk -
The group is exposed to fluctuations in foreign currencies arising from the sale of pearls (predominantly in Japanese Yen) and the purchase of goods and services (predominantly in Indonesian Rupiah).
Liquidity risk -
The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

33 FINANCIAL INSTRUMENTS (Cont)

Credit risk -
The maximum exposure to credit risk at balance date to financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. The economic entity is exposed to credit risk as a result of undertaking most of its trade with a single customer, being Pearlautore International. Pearls are sold for the Company with a large number of clients but all receivables are underwritten by Pearlautore International.

Price risk -
The group is exposed to fluctuations in pearl prices. This product is not traded as a commodity on an open market and as such, the price risk cannot be hedged.

(c)	Financial Instruments

Derivative financial instruments -
Derivative financial instruments are used by the economic entity to hedge exposure to exchange risk associated with foreign currency receivables and payables. The group enters into forward exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at specified exchange rates. The objective of entering forward exchange contracts is to protect the economic entity against unfavourable exchange rate movements for both the contracted and future sales and purchases undertaken in foreign currencies.

At balance date, the details of outstanding forward exchange contracts are:

	2005	2004	2005	2004
	Weighted average rate		AUD	AUD
Sell Japanese Yen
Not later than one year	84.60	73.50	3,566,985	3,384,800

Buy Indonesian Rupiah
Not later than one year	7,623	—	1,600,000	—

At balance date, the details of outstanding option contracts are:

	2005	2004	2005	2004
	Weighted average rate		AUD	AUD
Sell Japanese Yen
Not later than one year	84.08	—	500,000	—

Amounts disclosed above represent the currency sold measured at the contract rate.

(d)	Interest Rate Risk -

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

33 FINANCIAL INSTRUMENTS (Cont)

	NOTE	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total

		%	$	$	$	$
2005
Financial Assets
Cash	7	4.53	639,787	815,107	20,586	1,475,480
Receivables	8	0.00	—	—	4,301,652	4,301,652
			639,787	815,107	4,322,238	5,777,132

Financial Liabilities
Payables	14	0.00	—	—	(682,975)	(682,975)
			—	—	(682,975)	(682,975)
Net Financial Asset/(Liabilities)			639,787	815,107	3,639,263	5,094,157

	NOTE	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in1 year or less	Non interest bearing	Total

		%	$	$	$	$
2004
Financial Assets
Cash	7	4.29	1,886,833	1,300,000	22,163	3,208,996
Receivables	8	0.00	—	—	1,934,360	1,934,360
			1,886,833	1,300,000	1,956,523	5,143,356

Financial Liabilities
Payables	14	0.00	—	—	(1,250,849)	(1,250,849)
			—	—	(1,250,849)	(1,250,849)
Net Financial Asset/(Liabilities)			1,886,833	1,300,000	705,674	3,892,507

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

(e)	Net fair values -

The net fair values of:

-	Term receivables are determined by discounting the cash flows, at market interest rates of similar securities, to their present value;

-	Unlisted investments where there is no organised financial market, the net fair value is based on reasonable estimation of the underlying net assets or discounted cash flow of the investment;

-	Other loans and amounts due are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present value;

-	Forward exchange contracts and option contracts are the recognised unrealised gain or loss at balance date determined from the current forward exchange rates for contracts with similar maturities.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments, forward exchange contracts and currency option contracts. Financial assets where the carrying amount exceeds the net fair values have not been written down as the economic entity intends to hold these assets to maturity.

34.	CHANGE IN ACCOUNTING POLICIES

The economic entity adopted the following accounting standards for application after 1 January 2005:

-  AASB 132: Financial Instruments: Disclosure and Presentation; and

-  AASB 139: Financial Instruments: Recognition and Measurement

The changes result from the adoption of AASB 132 relate primarily to increased disclosures required under the standard and do not effect value of amounts reported in financial statements.
The adoption of AASB 139 has resulted in material differences in the recognition and measurement of the group’s financial instruments. The group has elected not to adjust comparative information resulting from the introduction of AASB 139 as permitted under the transitional provisions of this standard. As such, previous Australian accounting standards have been applied to comparative information.

Derivative Financial Instruments -
Under AASB 139, derivative financial instruments are measured at fair value at the reporting date. Gains and losses resulting from changes to fair value are taken to the income statement unless they are designated as effective hedges, in which case the difference is taken directly to equity. The economic entity held a number of forward exchange contracts and options at 31 December 2004. None of these are classified as effective hedges and so the gains and losses are reflected in the income statement.

At the date of transition to these Standards on 1 January 2005, the resulting adjustment under AASB 139 was as follows:
For the Company and the economic entity:
A gain of $289,911 was recognised in retained earnings as an unrealised foreign exchange movement on financial instruments from the prior year.

35.	Significant differences between Australian IFRS and US GAAP

The above referred to standards and requirements differ in certain respects from US GAAP. However, the differences which had a significant effect on the consolidated net income and shareholders equity of Atlas South Sea Pearl Ltd in previous years no longer exist, due to changes in the accounting conventions used in the Company’s Australian accounts. While this is not a comprehensive summary of all differences between Australian equivalent to International Financial Reporting Standads (AIFRS) and US GAAP, other differences are not likely to have a significant effect on the consolidated net income or shareholders equity of the group.

The effect on the statement of performance and the statement of position from the adjustments that are required to reflect US GAAP for the above stated accounts are as follows:

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	YEARS ENDED 31 DECEMBER
	2005	2004
INCOME STATEMENT
Net income/(loss) under AIFRS	2,060,587	(594,274)
35.1 Amortization of Goodwill	—	—
35.3 Change in Fair Value of Derivative Instruments		(691,709)
35.5 Capitalization of Administration Expenses to Inventory	—	168,508
35.6 Prior year adjustment	12,770	—
Net income before cumulative effect of change in Accounting Principle under US GAAP	2,073,357	(1,117,475)
Cumulative effect of change in Accounting Principle	—	—
Net income under US GAAP	2,073,357	(1,117,475)

	YEARS ENDED 31 DECEMBER
	2005	2004
BALANCE SHEET

Equity under AIFRS	17,633,641	16,029,948
35.1 Goodwill	499,718	499,718
35.3 Financial Instruments	—	289,911
US GAAP	18,133,359	16,819,577

Total Assets under AIFRS	24,510,368	17,385,121
35.1 Goodwill	499,718	499,718
35.3 Financial Instruments	—	289,911
US GAAP	25,010,086	18,174,750

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

35.1	GOODWILL

Under AIFRS, goodwill relating to the acquisition of a business is not required to be amortised but is subject to annual impairment testing, however under AGAAP it was amortised over 20 years. Effective from January 1, 2002, goodwill may not be amortized under US GAAP. Goodwill was recorded by the Comapany prior to 2004 but was fully written off by December 31, 2003. Consequently, there is no need for an adjustment to the income statement whoever, there is an adjustment to the balance shhet to reflect the different treatment of goodwill underUS GAAP from January 1, 2002 to December 31, 2003 and this is reflected as described in note 35 above.

35.2	VALUATION OF INVENTORY

For US GAAP purposes inventory is valued at the lower of cost or fair market value. Australian GAAP requires inventory to be valued at the lower of cost and net of realizable value. For the purpose of preparation of the primary financial statements, no difference exists between the different methods of valuing inventory.

Under AIFRS, special disclosures are required in relation to inventory which is classified as a Biological Asset. This disclosure is included in the annual report but has no effect on the accounting treatment of the inventory for the Company.

35.3	GAINS AND LOSSES ON FOREIGN EXCHANGE CONTRACTS

In accordance with FAS 133 US GAAP requires that the loss or gain on Forward Exchange Contracts (FEC’s) noted in Note 35 above must be recognized in the income statement of the Company. The adjustment to the income statement and balance sheet has been recognized from 2004 and this difference is as follows:

	2005	2004
	$	$
Fair Value of Forward Exchange Contracts	—	289,911
Gain/(Loss) from Forward Exchange Contracts	—	(691,709)

FAS 133 was required to be adopted from January 1, 2001 and therefore a cumulative effect of change in accounting principle was booked upon adoption.

Under AIFRS, Forward Exchange Contracts and any other hedging instruments are to be treated in the same way as under US GAAP. However, there is an exemption under AASB1 which the Company has claimed which means that the treatment under AIFRS is only required to be applied from January 1, 2005. Therefore, an adjustment has been made above for the 2004 fiscal period.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

35.4	EARNINGS PER SHARE

The calculation of diluted earnings per share under US GAAP differs from that under Australian GAAP. Under US GAAP common stock equivalents are not included in diluted earnings per shares unless they are considered dilutive. Also, under US GAAP the treasury stock method is used to calculate the dilutive effect of stock options.

	YEARS ENDED 31 DECEMBER
	2005	2004
	(cents)	(cents)
Basic Earnings per share under
AIFRS	2.35	(0.68)
US GAAP (before cumulative effect of change in Accounting Principal)	2.36	(1.27)
US GAAP (after effect of change in Accounting Principal)	2.36	(1.27)
Earnings per ADR under US GAAP
- 20 shares equivalent to 1 ADR
before change in Acc. Princ.	47.22	(25.45)
after change in Acc. Princ.	47.22	(25.45)

Diluted Earnings per share under	2.35	(0.68)
AIFRS
US GAAP (before cumulative effect of change in Accounting Principal)	2.36	(1.27)
US GAAP (after effect of change in Accounting Principal)	2.36	(1.27)
Earnings per ADR under US GAAP
- 20 shares equivalent to 1 ADR
before change in Acc. Princ.	47.22	(25.45)
after change in Acc. Princ.	47.22	(25.45)

Reconciliation of Diluted Earnings

	2005 (A$)	2004 (A$)
Before cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (USGAAP)	2,073,357	(1,117,475)
Add Back Interest on Convertible Notes	—	—
Net Profit - Diluted EPS (US GAAP)	2,073,357	(1,117,475)
Outstanding Shares - Basic EPS	87,810,254	87,810,254
Add dilutive options (US GAAP)	—	—
Add dilutive convertible notes (US GAAP)	—	—
Outstanding Shares - Diluted EPS (US GAAP)	87,810,254	87,810,254
After cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (US GAAP)	2,073,357	(1,117,475)
Add Back Interest on Convertible Notes	—	—
Net Profit - Diluted EPS (US GAAP)	2,073,357	(1,117,475)
Outstanding Shares - Basic EPS	87,810,254	87,810,254
Add dilutive options (US GAAP)	—	—
Add dilutive convertible notes (US GAAP)	—	—
Outstanding Shares - Diluted EPS (US GAAP)	87,810,254	87,810,254

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

35.5	Capitalization of Administration Expenses

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

	YEARS ENDED 31 DECEMBER
	2005	2004
Administration costs capitalized	—	—
Cumulative effect on Total Assets	—	—
Cumulative effect on Equity	—	—
Effect on Net Income	—	168,508

35.6	Immaterial Prior Year Earnings

Immaterial prior year earnings adjustment was accounted for in retained earnings under AIFRS. Under US GAAP, this is not allowed and an adjustment has been made to the current year income statement.