Form 20-F/A
period 2005-12-31
Atlas South Sea Pearl LTD
filed 2007-02-06
CIK 1011974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Atlas South Sea Pearl Limited had 87,810,254 Ordinary Shares of Common Stock outstanding as of December 31, 2005.
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

2

Explanatory Note

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006 (“Form 20-F”) for the purpose of amending the introduction to the Form 20-F, Item 17 of Part III of the Form 20-F and Item 19 of Part III of the Form 20-F. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the complete text of the introduction, Item 17 and Item 19, as amended, is set forth below. The remainder of the original filing is unchanged and is not reproduced in this Form 20-F/A. This report speaks as of the original filing date and, except as indicated, has not been updated to reflect events occurring subsequent to the original filing date.

TABLE OF CONTENTS

Page
		Introduction	1
PART I	ITEM 1	Not Required	**
	ITEM 2	Not Required	**
	ITEM 3	Key Information	**
	ITEM 4	Information on the Company	**
	ITEM 5	Operating and Financial Review and Prospects	**
	ITEM 6	Directors, Senior Management and Employees	**
	ITEM 7	Major Shareholders and Related Party Transactions	**
	ITEM 8	Financial Information	**
	ITEM 9	The Offer and Listing	**
	ITEM 10	Additional Information	**
	ITEM 11	Quantitative and Qualitative Disclosures about Market Risk	**
	ITEM 12	Not Required	**
PART II	ITEM 13	Defaults, Dividend Arrearages and Delinquencies	**
	ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	**
	ITEM 15	Controls and Procedures	**
	ITEM 16A	Audit Committee Financial Expert	**
	ITEM 16B	Code of Ethics	**
	ITEM 16C	Principal Accountant Fees and Services	**
	ITEM 16D	Exemptions from Listing Standards for Audit Committees	**
	ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	**
PART III	ITEM 17	Financial Statements	3
	ITEM 18	Not Required	**
	ITEM 19	Exhibits	3

**	Not included in this Amendment No. 1 on Form 20-F/A. Information responsive to this item is contained in the original Form 20-F.

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

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to “US Dollars” or “US$” are to the currency of the United States of America and references to “Australian Dollars” or “A$” are to the currency of Australia. Solely for convenience, this annual report on Form 20-F/A contains translations of certain Australian Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Australian Dollar amounts actually represent such US Dollar amounts or could have been or could be converted into US Dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian Dollars into US Dollars has been made at the rate of A$1.00 = US$0.7342, which was the Noon Buying Rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005. For information regarding rates of exchange between Australian Dollars and US Dollars for 2001 to the present, see “Item 3. A. Selected Financial Consolidated Data - Exchange Rates.”

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

4.30	Water and land lease dated May 23, 2005 between PT Cendana Indopearls and Bugbug Custom Village Bugbug Village Karangasem Subdistrict, Karangasem Regency, Bali (English translation) (10)

4.31	Form of Executive Share Plan Rules and Loan Scheme(10)

8.1	List of Subsidiaries (6)

12.1	Section 302 Certification of Chief Executive Officer (11)

12.2	Section 302 Certification of Chief Financial Officer (11)

13.1	Section 906 Certification of Chief Executive Officer (11)

13.2	Section 906 Certification of Chief Financial Officer (11)

(1)	Previously filed as an Exhibit of the number shown in parenthesis on the Registrant’s Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.

(3)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1998 and incorporated herein by reference.

(4)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.

(5)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

(7)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

(8)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.

(9)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

(10)	Previously filed.

(11)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

ATLAS SOUTH SEA PEARL LIMITED

/s/ G.R. Snow
G.R. Snow, Chairman

Dated: February 6, 2007

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Atlas South Sea Pearl Limited and the consolidated entity being Atlas South Sea Pearl Limited and its subsidiary entities (the Company) as of December 31, 2005 and 2004, and the related income statement, statement of changes in equity and cash flow statement for Atlas South Sea Pearl Limited and the Company for each of the two years in the period ended December 31, 2005. The preparation of these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas South Sea Pearl Limited and the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with Australian Equivalents to International Financial Reporting Standards.

/s/ S Andrawes
BDO Chartered Accountants

Perth Western Australia, Australia February 6, 2007

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
		2005	2004	2005	2004
		$	$	$	$
Revenue	3	9,648,366	5,822,982	9,057,254	5,218,743
Other income	3	199,493	1,014,541	196,598	974,518
Total revenue		9,847,859	6,837,523	9,253,852	6,193,261

Cost of goods sold		(4,275,378)	(4,414,357)	(4,844,054)	(4,954,917)
Marketing expenses		(870,543)	(564,743)	(870,543)	(564,743)
Administration expenses		(1,730,268)	(1,632,767)	(1,147,620)	(1,047,055)
Other expenses	4	(615,544)	(722,984)	(420,608)	(2,592,386)
Total expenses		(7,491,733)	(7,334,851)	(7,282,825)	(9,159,101)
Profit/(Loss) before related income tax expense		2,356,126	(497,328)	1,971,027	(2,965,840)
Income tax (expense)/benefit	5	(295,539)	(96,946)	(604,807)	117,203
Profit/(Loss) after income tax attributable to members of the parent entity		2,060,587	(594,274)	1,366,220	(2,848,637)

Overall operations
Basic earnings per share	6	$0.02	($0.01)
Diluted earnings per share	6	$0.02	($0.01)

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEET
AS AT 31 DECEMBER 2005

		CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	Note	2005 $	2004 $	2005 $	2004 $
Current assets
Cash and cash equivalents	7	1,475,480	3,208,996	1,280,339	2,659,148
Trade and other receivables	8	4,301,651	1,934,360	4,154,175	1,186,113
Financial assets	9	5,631,149	—	4,066,985	—
Inventories	10	1,262,890	1,034,682	899,792	1,248,009
Biological assets	11	4,176,109	2,259,547	—	—
Total current assets		16,847,279	8,437,585	10,401,291	5,093,270
Non-current assets
Receivables	8	—	—	14,649,066	14,979,745
Inventories	10	114,630	193,521	—	—
Biological assets	11	5,175,725	6,688,662	—	—
Property, plant and equipment	13	2,123,684	1,825,434	24,438	30,525
Deferred Tax Assets	16	249,050	239,919	223,525	151,021
Total non-current assets		7,663,089	8,947,536	14,897,029	15,161,291
Total assets		24,510,368	17,385,121	25,298,320	20,254,561
Current liabilities
Trade and other payables	14	682,975	1,020,369	294,477	350,953
Borrowings	15	79,428	—	79,428	—
Financial instruments	9	5,675,533	—	4,075,533	—
Current tax liabilities	16	203,120	230,480	203,120	—
Short term provisions	17	66,611	104,212	24,369	71,648
Total current liabilities		6,707,667	1,355,061	4,676,927	422,601
Non-current liabilities
Deferred tax liabilities	16	4,132	112	4,132	112
Long term provisions	17	164,928	—	7,385	—
Total non-current liabilities		169,060	112	11,517	112
Total liabilities		6,876,727	1,355,173	4,688,444	422,713
Net assets		17,633,641	16,029,948	20,609,876	19,831,848
Equity
Issued capital	18	18,849,092	18,849,092	18,849,092	18,849,092
Reserves	19	(4,559,049)	(4,677,577)	—	—
Retained profits		3,343,598	1,858,433	1,760,784	982,756
Total equity		17,633,641	16,029,948	20,609,876	19,831,848

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2005

		CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	Note	2005 $	2005 $	2005 $	2005 $

Total equity at the beginning of the year		16,029,948	18,276,755	19,831,848	22,680,485

Adjustment on Adoption of AASB 132 and AASB 139, net of tax:
Retained Profits	34	289,911	—	289,911	—
Reserves		—	—	—	—
Exchange differences on translation of foreign operations	19	118,528	(1,652,533)	—	—
Net income recognised directly in equity		408,439	(1,652,533)	289,911	—

Prior year expenses brought to account in current period		12,770	—	—	—
Profit/(Loss) for the year	20	2,060,587	(594,274)	1,366,220	(2,848,637)

Dividend Payment	21	(878,103)	—	(878,103)	—

Total equity at the end of the year		17,633,641	16,029,948	20,609,876	19,831,848

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities
Proceeds from pearl and oyster sales	7,206,358	5,839,566	6,528,608	5,209,858
Proceeds from other operating activities	78,799	769,835	72,237	701,640
Interest paid	(4,032)	(29)	(4,032)	(29)
Interest and bill discounts received	88,731	176,843	79,232	163,139
Payments to suppliers	(7,191,567)	(6,279,530)	(2,341,950)	(1,678,098)
Income tax paid/(received)	(368,980)	(410,894)	(119,350)	(230,847)
Net cash provided by/(used in) operating activities (Note 25.2)	(190,691)	95,791	4,214,745	4,165,663
Cash flows from investing activities
Advances to controlled entities	—	—	(4,790,585)	(5,605,806)
Payments for property, plant and equipment	(832,582)	(778,641)	(4,294)	(23,083)
Proceeds on disposal of fixed assets	78,994	1,891	—	—
Payment for Other Financial Instrument	—	(47,450)	—	(47,450)
Net cash provided by/(used in) investing activities	(753,588)	(824,200)	(4,794,879)	(5,676,339)
Cash flows from financing activities
Proceeds from Borrowings	99,285	—	99,285	—
Repayment of Borrowings	(19,857)	—	(19,857)	—
Dividend Payment	(878,103)	—	(878,103)	—
Net cash provided by/(used in) financing activities	(798,675)	—	(798,675)	—

Net increase/(decrease) in cash held	(1,742,954)	(728,409)	(1,378,809)	(1,510,676)
Cash at the beginning of the financial year	3,208,996	4,301,918	2,659,148	4,169,824
Effects of exchange rate changes on the balances of cash held in foreign currencies	9,438	(364,513)	—	—
Cash and term deposits at the end of the financial year (Note 25.1)	1,475,480	3,208,996	1,280,339	2,659,148

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1	Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations and other mandatory professional reporting requirements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Atlas South Sea Pearl Ltd and its controlled entities (the Company), and Atlas South Sea Pearl Ltd as an individual parent entity. Atlas South Sea Pearl Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Atlas South Sea Pearl Ltd and its controlled entities and Atlas South Sea Pearl Ltd as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety, and thus comply with IFRS as published by the IASB.

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

1.2	First-time adoption of Australian Equivalent to International Financial Reporting Standards (AIFRS)

This financial report is the first annual report that Atlas South Sea Pearl Limited has prepared in accordance with AIFRS. AASB 1 First-time adoption of Australian Equivalent to International Financial Reporting Standards has been applied in preparing these financial statements.

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

The financial report of Atlas South Sea Pearl Ltd and its controlled entities and Atlas South Sea Pearl Ltd as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards in their entirety.

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

The financial statements of the Company comprise consolidated accounts of Atlas South Sea Pearl Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

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

The amount of benefit brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

1.5	Inventories

(a)	Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.

(b)	Nuclei - quantities on hand at the year end are valued at cost.

(c)	Oysters - refer note 1.6

1.6	Biological Assets

The Company has applied AASB141 Agriculture. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are a living organism which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the Company, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

Production costs (ie: not administration expenses) of specific sites are allocated to the various discrete groups of oysters at each farm site on a pro-rata basis according to the number of oysters in stock at that location. The oysters continue to accumulate costs until they are harvested. At the time that the pearl is harvested from the oyster, any costs that have been accumulated in that stock group are transferred to the value of the pearls.

The details of the Biological assets that are held by the Company as at 31 December 2005 are provided at Note 11.

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

The cost of fixed assets constructed within the Company includes the cost of materials and direct labour. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

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

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(c)	Held-to-maturity investments

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.

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

Purchases and sales of investments are recognised on trade-date, the date on which the Company commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

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

From 1 January 2004 to 31 December 2004

The Company has taken the exemption available under AASB1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

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

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The hedging contracts that are taken out by the Company do not qualify as an effective hedge under the accounting standards. Changes in the fair value are recognised immediately in the income statement.

1.10	Foreign Currency Transactions and Balances

Functional and presentation currency
Items included in the financial statements of each of the subsidiaries within the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Atlas South Sea Pearl Ltd’s functional and presentation currency.

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

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

The cost of providing defined benefits are determined using the projected unit credit method. Actuarial valuations are undertaken periodically to measure the liability to the Company of the defined benefits that are required to be met by law.

1.12	Provisions

Provisions for legal claims are recognised when the Company has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

1.13	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts.

1.14	Revenue recognition

(a)
Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable. Sales revenue is recorded on a gross basis. The commission and marketing costs associated with the sale of pearls are recorded as expenses separately to the revenue.

(b)	Interest Income is recognised as it accrues.
(c)	Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.15 Marketing

Marketing costs are made up of the commission to Pearlautore International on the sale of pearls by them as well as a contribution that is made to Pearlautore for their direct marketing activities which is paid by all independent pearl producers who contract Pearlautore International to sell their product.

1.16	Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

1.17	Earnings Per Share

(1)	Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of Atlas South Sea Pearl Limited, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(2)	Diluted earnings per share
Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.18	Segment Reporting

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

Inter-segment Transfers - Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.19	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

1.20	Critical Accounting Estimates and Judgements

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

Atlas South Sea Pearl Limited and its controlled entities -
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

Atlas South Sea Pearl Limited and its controlled entities -

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

Atlas South Sea Pearl Limited and its controlled entities -
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

Atlas South Sea Pearl Ltd -
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

Atlas South Sea Pearl Ltd -

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

Atlas South Sea Pearl Ltd -
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

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
3. REVENUE FROM ORDINARY ACTIVITIES
Revenue from operating activities
Sales revenue	9,648,366	5,822,982	9,057,254	5,218,743
Revenue from outside operating activities
Interest received - other parties	101,618	156,262	92,119	142,558
Net foreign exchange gain from operating activities	6,839	790,084	32,242	831,960
Other revenues	42,963	19,391	72,237	—
Property rental	48,073	48,804	—	—
Other income	199,493	1,014,541	196,598	974,518
Total revenue	9,847,859	6,837,523	9,253,852	6,193,261

4.  PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

The operating result before income tax has been determined after charging/(crediting) the following items:

Finance Costs
Interest paid - other corporations	1,399	29	1,399	29
Administration expenses from ordinary activities
Operating lease rental costs	39,915	46,508	18,442	27,461
Movements in provisions
Depreciation property, plant and equipment	35,072	28,356	10,382	7,228
Other expenses from ordinary activities
Movements in provisions
Increase in tax related expenses	—	177,442	—	—
Provision for employee entitlements	34,214	19,727	(23,959)	16,061
Write-down in oyster inventory value	—	541,032	—	—
Loss/(profit) on disposal of fixed assets	6,116	(20)	—	—
Research and Development costs	87,500	—	87,500	—
	(127,830)	738,181	63,541	16,061
Significant revenues and expenses
Provision for impairment in loan to subsidiary	—	—	—	2,576,296

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

5.  INCOME TAX

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

a) The components of tax expense comprise:
Current income tax	300,217	—	673,291	—
Deferred Tax - relating to origination and reversal of temporary differences	(4,678)	96,946	(68,484)	(117,202)
	295,539	96,946	604,807	(117,202)

b) The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	2,356,126	(497,328)	1,971,027	(2,965,840)

Prima facie tax expense calculated at 30% on the profit from ordinary activities	706,838	(149,198)	591,308	(889,752)
Tax effect of permanent differences:
Non deductible expenses	496	963	496	963
Tax looses not brought to account (Indonesia)	(220,477)	—	—	—
Over-provision of tax in prior period	(373,047)	—	—	—
Other Assessable Income	—	778	—	778
Permanent Differences (Indonesia)	176,100	43,144	—	—
Non-Deductible Expenses (Indonesian Tax Audit)	—	53,233	—	—
Restatement of closing trading stock	—	91,697	—	—
Amortisation of goodwill		—		—
Provision for Investment in Subsidiary	—	—	—	772,888
Foreign currency movements	—	(232,963)	—	—
Inventory valuation adjustment	—	68,308	—	—
Current year losses not brought to account	162	251,672	—	—
Income tax under/(over) provided in prior years	5,467	(30,688)	13,003	(2,080)
Income tax attributable to operating result	295,539	96,946	604,807	(117,203)

Weighted average effective tax rates	12.54%	N/A	30.68%	3.95%

The effective tax rate in 2005 for the Company is reduced by the utilisation of losses not brought to account in Indonesia as well as the reversal of over accrual for tax in prior periods.

An income tax expense was created in the Company in 2004 as a result of tax assessments for prior periods in Indonesia.

The effective tax rate for Atlas South Sea Pearl Limited in 2004 was reduced as a result of a significant permanent difference created from a provision for investment in subsidiaries.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

5. INCOME TAX (Cont.)

c) Deferred income tax at 31 December relates to the following:

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

Deferred tax liabilities
Accrued interest	3,866	—	3,866	—
Prepayments	154	292	154	292

Deferred tax assets
Difference in accounting and tax depreciation	6,604	53,306	1,546	791
Trade debtors	2,186	5,448	2,186	5,448
Accruals	1,931	9,297	1,931	10,038
Provisions	(38,198)	5,621	6,640	4,982
Unrealised foreign exchange losses	(89,538)	2,146	(193,124)	2,146
Revenue losses carried forward	114,555	(114,556)	114,554	(114,556)
Other	(6,238)	135,392	(6,237)	(26,343)
Deferred tax income/(expense)	(4,678)	96,946	(68,484)	(117,202)

For details of the franking account, refer to Note 20.

6. EARNINGS PER SHARE

	CONSOLIDATED
	2005	2004
	$	$
Basic earnings per share (cents per share)	0.02	(0.01)
Diluted earnings per share (cents per share)	0.02	(0.01)

	CONSOLIDATED
	2005	2004
Earnings reconciliation	$	$
Net profit/(loss) used for basic earnings	2,060,587	(594,274)
After tax effect of dilutive securities	—	—
Diluted earnings	2,060,587	(594,274)

Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	87,810,254	87,810,254

Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

7. CASH ASSETS

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

Cash at bank	660,373	1,908,996	465,232	1,359,148
Deposits at Call	815,107	1,300,000	815,107	1,300,000
	1,475,480	3,208,996	1,280,339	2,659,148

The effective interest rate on short term bank deposits was 4.53% (2004 3.05%), these deposits have an average maturity of 17 days.

8. RECEIVABLES

CURRENT
Trade receivables	3,717,225	764,916	3,694,183	705,059
Income tax receivable	53,301	827,755	—	350,823
Sundry debtors & prepayments	531,125	341,689	459,992	130,231
	4,301,651	1,934,360	4,154,175	1,186,113
NON CURRENT
Amount receivable from controlled entities	—	—	18,830,209	19,160,886
Provision for impairment of receivables	—	—	(4,181,143)	(4,181,141)
	—	—	14,649,066	14,979,745

9. FINANCIAL INSTRUMENTS - CURRENT

Derivative financial assets	5,631,149	—	4,066,985	—

Derivative financial liabilities	(5,675,533)	—	(4,075,533)	—

Derivative financial assets and liabilities comprise forward foreign exchange contracts and determine option contracts which are in place as cash flow hedges. Gains and losses arising from changes in fair value of foreign exchange contracts are recognised in the income statement in the period in which they arise. These financial instruments are classed as held trading.

10. INVENTORIES

CURRENT
Pearls	1,156,004	1,027,433	899,792	1,248,009
Other	106,886	7,249	—	—
	1,262,890	1,034,682	899,792	1,248,009

NON CURRENT
Nuclei(1)	114,630	116,304	—	—
Other	—	77,217	—	—
	114,630	193,521	—	—
TOTAL INVENTORY	1,377,520	1,228,203	899,792	1,248,009

(1)
The nuclei are the beads that are inserted into the oyster and around which the pearl is formed. It takes between 18-26 months for a pearl to be formed once the nuclei are inserted into the animals. The nuclei become a part of the “biological asset” for a period of up to two years and so they are considered to be non-current assets. The nucleus is transformed into a pearl through the deposit of nacre by the oyster.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

11. BIOLOGICAL ASSETS

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

CURRENT
Oysters	4,176,109	2,259,547	—	—

NON CURRENT
Oysters	5,175,725	6,688,662	—	—
Total Biological Assets	9,351,834	8,948,209	—	—

Current Biological Assets are those oysters which are to be harvested within the next 12 months. These will be oysters that have been surgically nucleated, or operated, more than 12 months prior to the period end. They will be of harvesting age within 12 months of the reporting date. Non-current Biological Assets are those oysters that will not have a pearl harvested within 12 months. The categories of oysters in this group are juveniles (up to 12 months old), virgin oysters (12-24 months old that have not been operated) and first year operated oysters (oysters that were operated less than 12 months prior to the reporting date).

Up to 30% of oysters may reject the nucleus after operation. Oysters that are re-nucleated will retain the costs that it has accumulated up to the point that it has been determined as having rejected its nucleus and is ready to be seeded again. If the oyster will not be reseeded, it will be processed as oyster meat and Mother of Pearl shell. The costs of the oyster that are rejected and not re-operated are allocated to the remaining live oysters within the group from which these reject oysters originated.

10-20% of the nucleated oysters will not produce a pearl. The costs associated with the oysters that do not produce a pearl are allocated evenly to the pearls that are produced. In the event that the non-productive rate is higher than normal, there will be a higher cost of production and visa-versa.

The details of the Biological Assets that are held by the Company as at year end are as follows:

Nature:- Oysters (Pinctada Maxima)

	2005	2004
Number	No.	No.
Quantity held within the economic entities operations:-
Juvenile oysters which are not nucleated	520,660	749,889
Nucleated oysters	605,760	385,578
Other oysters used for broodstock, saibo tissue and research	2,050	3,006
	1,128,470	1,138,473

Quantity owned by the Company within joint operations:
Nucleated oysters	11,173	97,628

Change increment in net market value during the financial year	$—	$—

12. INVESTMENTS

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

Controlled entities - unlisted shares (see Note 30)	—	—	2,750,004	2,750,004
Provision for diminution in value	—	—	(2,750,004)	(2,750,004)
	—	—	—	—

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

13. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
(a) General
Plant and equipment
- at cost	71,546	100,475	71,546	100,475
- accumulated depreciation	(47,108)	(69,950)	(47,108)	(69,950)
	24,438	30,525	24,438	30,525
(b) Pearling project
Leasehold land and buildings
- at cost	1,200,261	943,653	—	—
- accumulated depreciation	(430,265)	(345,063)	—	—
	769,996	598,590	—	—
Plant and equipment, vessels, vehicles
- at cost	4,900,172	4,356,773	—	—
- accumulated depreciation	(3,570,922)	(3,160,454)	—	—
	1,329,250	1,196,319	—	—
Total pearling project	2,099,246	1,794,909	—	—
Total property, plant and equipment	2,123,684	1,825,434	24,438	30,525

Included in Pearling Project leasehold land and buildings is $306,868 (2004 - $155,080), being construction in progress at cost.

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

(a) General
Carrying amount at beginning of the year	30,525	14,671	30,525	14,672
Additions	4,294	23,082	4,294	23,082
Disposals	(398)	—	(398)	—
Depreciation	(9,983)	(7,228)	(9,983)	(7,228)
Carrying amount at end of the year	24,438	30,525	24,438	30,525

(b) Pearling project
Leasehold land and buildings
Carrying amount at beginning of the year	598,590	721,180	—	—
Additions	240,013	45,914	—	—
Depreciation	(76,104)	(12)	—	—
Foreign exchange movement	7,497	(168,492)	—	—
Carrying amount at end of the year	769,996	598,590	—	—

(c) Plant and equipment, vessels, vehicles
Carrying amount at beginning of the year	1,199,143	1,124,556	—	—
Additions	616,083	705, 287	—	—
Disposals	(107,387)	—	—	—
Depreciation	(388,570)	(461,078)	—	—
Foreign exchange movement	9,981	(172,446)	—	—
Carrying amount at end of the year	1,329,250	1,196,319	—	—

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Depreciation of property, plant and equipment shown at Note 4 represents the proportion of the depreciation expense which is represented as an administration cost. The balance of the depreciation provision shown above is capitalised to oyster inventories.

14. PAYABLES

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

CURRENT
Trade payables	68,491	332,361	48,773	306,517
Other payables	614,484	688,008	245,704	44,436
	682,975	1,020,369	294,477	350,953

15. BORROWINGS

CURRENT
Unsecured Loan	79,428	—	79,428	—

16. TAX

(a) Liabilities

CURRENT
Income tax payable	203,120	230,480	203,120	—

NON-CURRENT
Deferred tax liabilities comprise - Accrued interest income	3,978	112	3,866	112
Prepayments denominated in foreign currency	154	—	266	—
	4,132	112	4,132	112

(b) Assets

Deferred tax assets comprise -
Tax allowances relating to property, plant & equipment	17,609	24,212	1,583	3,129
Trade debtors denominated in foreign currency	—	2,186	—	2,186
Accruals	12,398	14,328	12,398	14,328
Provisions	69,461	31,264	9,527	16,166
Unrealised foreign exchange losses	89,538	—	193,124	—
Revenue losses carried forward	—	114,556	—	114,556
Other	60,044	53,373	6,895	656
	249,050	239,919	223,525	151,021

(c) Reconciliations

The overall movement in deferred tax account is as follows:
Opening balance	239,807	142,861	150,909	33,707
(Charge)/credit to income statement	4,678	(96,946)	68,484	117,202
Other movements	433	—	—	—
Closing balance	244,918	239,807	219,393	150,909

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

17. PROVISIONS

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
CURRENT
Employee entitlements	66,611	104,212	24,369	71,648

NON CURRENT
Employee entitlements	164,928	—	7,385	—

TOTAL	231,539	104,212	31,754	71,648
Number of full time employees	470	438	5	5

Employee entitlement provisions have been recognised in relation to annual and long service leave as well as retirement benefits for national employees of the Indonesian subsidiary (from 2005) as prescribed by laws of that country. Such retirement benefits were not included in previous years.

Reconciliation of provisions:
Balance at beginning of year	104,212	122,946	71,648	72,963
Provision used	(421,025)	(448,230)	(220,292)	(255,468)
Provisions added	548,352	429,496	180,398	254,153
Closing balance	231,539	104,212	31,754	71,648

18. ISSUED CAPITAL

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

Issued and paid-up capital 87,810,254 ordinary shares (2004: 87,810,254 ordinary shares)	18,849,092	18,849,092	18,849,092	18,849,092

Reconciliation of Issued Capital -
Balance at beginning of year	18,849,092	18,849,092	18,849,092	18,849,092
Shares issued	—	—	—	—
Balance at end of year	18,849,092	18,849,092	18,849,092	18,849,092

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of Atlas South Sea Pearl Limited, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

19. RESERVES

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
Foreign Currency Translation Reserve	4,559,049	4,677,577	—	—

Reconciliation of Foreign Currency Translation Reserve -
Balance at beginning of year	4,677,577	3,025,044	—	—
Movement in translation reserve	(118,528)	1,652,533	—	—
Balance at end of year	4,559,049	4,677,577	—	—

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting currency.

20. RETAINED PROFITS

Reconciliation of retained earnings :

Balance at beginning of year	1,858,433	2,452,710	982,756	3,831,393
Adjustment on adoption of AASB 132 and AASB 139, net of tax	289,911	—	289,911	—
Net profit attributable to members of the parent entity	2,060,587	(594,274)	1,366,220	(2,848,637)
Prior year adjustment	12,770	—	—	—
Dividends paid	(878,103)	—	(878,103)	—
Balance at end of year	3,343,598	1,858,433	1,760,784	982,756

21. DIVIDENDS

Dividends paid and not provided for in previous years by Atlas South Sea Pearl are:

	CENTS PER SHARE	TOTAL AMOUNT $	% FRANKED

2005
29 December 2005	1 cent	878,103	100%

2004
Nil	—	—	—

	CONSOLIDATED
	2005	2004
	$	$
Dividend Franking Account
Franking credits available to shareholders of Atlas South Sea Pearl for subsequent financial years	2,315,731	2,572,711

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

22. OPTIONS
There were no options that were issued or exercised during the financial years relating to this report. There are no options on issue by Atlas South Sea Pearl as at the date of this report or any time during the period covered under this report.

23. COMMITMENTS

Atlas South Sea Pearl has commitments in relation to the rental of its current office premises. The commitments for lease payments contracted for but not provided for are as follows:

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

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
Cash at bank (Note 7)	660,373	1,908,996	465,232	1,359,148
Deposits on call (Note 7)	815,107	1,300,000	815,107	1,300,000
Cash and cash equivalents	1,475,480	3,208,996	1,280,339	2,659,148

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

25 NOTES TO THE STATEMENT OF CASH FLOW (Cont)

25.2. Reconciliation of net cash from operating activities to Operating profit after income tax

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$
Operating profit/(loss) after income tax	2,060,587	(594,274)	1,366,220	(2,848,637)
Inventories	(552,937)	319,011	363,982	1,779,275
Increase/(decrease) in interest accrual	(12,887)	17,988	(12,887)	17,988
Non cash changes in debtors, prepayments and creditors	(3,175,623)	(398,751)	(3,351,661)	(6,326)
Purchase of unprocessed pearls	—	—	4,714,268	2,986,612
Provision for depreciation	473,584	546,849	10,381	7,228
Provision for employee entitlements	127,328	(13,458)	(39,894)	(1,315)
Provision against Loans	—	—	—	2,576,295
(Profit)/loss on disposal of fixed assets	37,218	(20)	—	—
Increase/(decrease) in value of financial assets	44,384	—	8,548	—
Change in retained earnings - AASB139	289,910	—	289,910	—
Movement in foreign exchange	87,078	—	391,232	—
Increase/(decrease) in taxes payable	417,904	218,446	474,646	(345,457)
Foreign Exchange Differences	12,763	—	—	—
Net cash provided by/(used in) operating activities	(190,691)	95,791	4,214,745	4,165,663

As at the date of this report the Company has not entered into any non-cash financing or investing activities.

25.3. Credit facilities

As at 31 December 2005, Atlas South Sea Pearl had in place a trade discounting facility with the ANZ Bank with a limit of $2,000,000. To date, this facility has not been utilised. This facility is secured by a registered first debenture charge over the assets of the Company.

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
DIRECTORS TRANSACTIONS WITH THE COMPANY

Atlas South Sea Pearl Limited has a consultancy agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S.J. Arrow is a director, under which staff of the Company have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, $150,820 (2004 - $189,030) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Atlas South Sea Pearl Limited. It was entered into on commercial terms and expires in March 2009.
During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms
TRANSACTIONS WITH RELATED PARTIES

Atlas South Sea Pearl Limited purchases pearls to the value of $4,342,019 from its wholly owned controlled entity PT Cendana Indopearls. These transactions are in the normal course of business. There were loans and receivables in place between the Atlas South Sea Pearl Limited and its subsidiaries (refer Note 8)

28. REMUNERATION OF AUDITORS

Remuneration of the auditor of the parent entity for:

	CONSOLIDATED		ATLAS SOUTH SEA PEARL LIMITED
	2005	2004	2005	2004
	$	$	$	$

Auditing or reviewing financial statements
Auditors of the Company	62,042	42,594	34,342	17,732
Other Services
Auditors of the Company	22,849	8,921	11,973	8,921

Services other than auditing that was carried out by the auditor during the year comprised:

	2005	2004
	$	$
Review of statutory documentation for lodgement with SEC in relation to ADR’s listed on NASDAQ	8,085	7,326
Assistance with tax audit in Indonesia	10,876	1,595
Other tax advice	3,888	—
	22,849	8,921

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

29. SEGMENT REPORTING

(a) Business Segment (Primary Reporting)

The Company operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

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
				778,641

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

30. ECONOMIC DEPENDENCY

Atlas South Sea Pearl Limited’s pearls are sold by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls are sold to a number of wholesale customers with a wide geographic spread.

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

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

33 FINANCIAL INSTRUMENTS (Cont)

Credit risk -
The maximum exposure to credit risk at balance date to financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. The Company is exposed to credit risk as a result of undertaking most of its trade with a single customer, being Pearlautore International. Pearls are sold for Atlas South Sea Pearl with a large number of clients but all receivables are underwritten by Pearlautore International.

Price risk -
The group is exposed to fluctuations in pearl prices. This product is not traded as a commodity on an open market and as such, the price risk cannot be hedged.

(c)	Financial Instruments

Derivative financial instruments -
Derivative financial instruments are used by the Company to hedge exposure to exchange risk associated with foreign currency receivables and payables. The group enters into forward exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at specified exchange rates. The objective of entering forward exchange contracts is to protect the Company against unfavourable exchange rate movements for both the contracted and future sales and purchases undertaken in foreign currencies.

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

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity

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

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments, forward exchange contracts and currency option contracts. Financial assets where the carrying amount exceeds the net fair values have not been written down as the Company intends to hold these assets to maturity.

34.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the following accounting standards for application after 1 January 2005:

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

Derivative Financial Instruments -
Under AASB 139, derivative financial instruments are measured at fair value at the reporting date. Gains and losses resulting from changes to fair value are taken to the income statement unless they are designated as effective hedges, in which case the difference is taken directly to equity. The Company held a number of forward exchange contracts and options at 31 December 2004. None of these are classified as effective hedges and so the gains and losses are reflected in the income statement.

At the date of transition to these Standards on 1 January 2005, the resulting adjustment under AASB 139 was as follows:
For Atlas South Sea Pearl Limited and the Company:
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

For US GAAP purposes inventory is valued at the lower of cost or fair market value. Australian GAAP requires inventory to be valued at the lower of cost and net of realizable value. For the purpose of preparation of the primary financial statements, the first-in-first out method of valuing was used for inventory and biological assets.

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

	YEARS ENDED 31 DECEMBER
	2005	2004
	($)	($)
Basic Earnings per share under
AIFRS	0.02	(0.01)
US GAAP (before cumulative effect of change in Accounting Principal)	0.02	(0.01)
US GAAP (after effect of change in Accounting Principal)	0.02	(0.01)
Earnings per ADR under US GAAP
- 20 shares equivalent to 1 ADR
before change in Acc. Princ.	0.47	(0.25)
after change in Acc. Princ.	0.47	(0.25)

Diluted Earnings per share under	0.02	(0.01)
AIFRS
US GAAP (before cumulative effect of change in Accounting Principal)	0.02	(0.01)
US GAAP (after effect of change in Accounting Principal)	0.02	(0.01)
Earnings per ADR under US GAAP
- 20 shares equivalent to 1 ADR
before change in Acc. Princ.	0.47	(0.25)
after change in Acc. Princ.	0.47	(0.25)

Reconciliation of Diluted Earnings

	2005 (A$)	2004 (A$)
Before cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (USGAAP)	2,073,357	(1,117,475)
Add Back Interest on Convertible Notes	—	—
Net Profit - Diluted EPS (US GAAP)	2,073,357	(1,117,475)
Outstanding Shares - Basic EPS	87,810,254	87,810,254
Add dilutive options (US GAAP)	—	—
Add dilutive convertible notes (US GAAP)	—	—
Outstanding Shares - Diluted EPS (US GAAP)	87,810,254	87,810,254
After cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (US GAAP)	2,073,357	(1,117,475)
Add Back Interest on Convertible Notes	—	—
Net Profit - Diluted EPS (US GAAP)	2,073,357	(1,117,475)
Outstanding Shares - Basic EPS	87,810,254	87,810,254
Add dilutive options (US GAAP)	—	—
Add dilutive convertible notes (US GAAP)	—	—
Outstanding Shares - Diluted EPS (US GAAP)	87,810,254	87,810,254

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

35.5	Capitalization of Administration Expenses

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