Form 20-F
period 2006-12-31
Atlas South Sea Pearl LTD
filed 2007-07-13
CIK 1011974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

Atlas South Sea Pearl Limited had 89,313,280 Ordinary Shares of Common Stock outstanding as of December 31, 2006.
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

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
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

The Company furnishes the Bank of New York, as depositary for its ADSs (the “Depositary”), with annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent registered public accounting firm. Such financial statements have been audited in accordance with Australian auditing standards. The Depositary makes such reports available for inspection by the record holders of ADRs. Until December 31, 2004 these financial statements had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (“AGAAP”). Effective January 1, 2005, the Company began preparing its financial statements in accordance with the Australian equivalent of International Financial Reporting Standards (“AIFRS”). For comparative purposes, the Company has restated its financial statements for the year ended December 31, 2004 to reflect the new AIFRS format of reporting. Compliance with AIFRS as shown in this Annual Report also infers compliance with IFRS as published by the IASB. These financial statements are required to be furnished to shareholders under Australian law. AIFRS differs from U.S. Generally Accepted Accounting Principles (“US GAAP”) in certain material respects. Accordingly, the Company’s audited consolidated financial statements include a reconciliation of certain line items to US GAAP - See Note 33 of “Item 17. Financial Statements.”

The Company publishes its consolidated financial statements expressed in Australian Dollars. In this document, references to “US Dollars” or “US$” are to the currency of the United States of America and references to “Australian Dollars” or “A$” are to the currency of Australia. Solely for convenience, this annual report on Form 20-F contains translations of certain Australian Dollar amounts into US Dollars at specified rates. These translations should not be construed as representations that the Australian Dollar amounts actually represent such US Dollar amounts or could have been or could be converted into US Dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian Dollars into US Dollars has been made at the rate of A$1.00 = US$0.7884, which was the Noon Buying Rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006. For information regarding rates of exchange between Australian Dollars and US Dollars for 2001 to the present, see “Item 3. A. Selected Financial Consolidated Data - Exchange Rates.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial information set forth below has been derived from the Company’s audited financial statements and the notes thereto contained elsewhere herein. The financial statements for the year ended December 31, 2006 have been prepared in accordance with AIFRS. The Company began using AIFRS effective from January 1, 2005. For comparative purposes, the financial statements for the year ended December 31, 2004 have been amended to reflect the new AIFRS format of reporting. However, any financial information that is presented in this Annual Report for fiscal years ending on or before December 31, 2003 is reported under AGAAP. The financial information should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and notes thereto. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Income Statement Data	Years Ended December 31,
	2006(1) (US$)	2006 (A$)	2005 (A$)	2004 (A$)	2003 (a) (A$)	2002 (a) (A$)
AIFRS or AGAAP Accounting Principles:
Revenue	10,427,165	13,225,729	9,876,856	6,837,523	9,637,393	11,341,448
Net income (loss) from operations	2,550,920	3,235,566	2,060,587	(594,274)	1,244,733	3,499,017
Net income (loss) from continuing operations	2,550,920	3,235,566	2,060,587	(594,274)	1,244,733	3,499,017
Net income (loss)	2,550,920	3,235,566	2,060,587	(594,274)	1,244,733	3,499,017
Net income (loss) per share-basic	0.03	0.04	0.02	(0.01)	0.0142	0.0423
Net income (loss) per share-diluted	0.03	0.04	0.02	(0.01)	0.0142	0.0403
Weighted average number of basic ordinary shares outstanding	89,313,280	89,313,280	87,810,254	87,810,254	87,810,254	82,724,884
Weighted average number of diluted ordinary shares outstanding	89,313,280	89,313,280	87,810,254	87,810,254	87,810,254	87,910,235
Dividends per share	0.03	0.04	0.01	—	—	0.04
Dividends per ADS	0.03	0.04	0.01	—	—	0.04
(a) Amounts shown prior to the year end December 31, 2003 are represented as Australian Accounting Principles (AGAAP)

	Years Ended December 31,
Income Statement Data	2006(1) (US$)	2006 (A$)	2005 (A$)	2004 (A$)	2003 (A$)	2002 (A$)
U.S. Generally Accepted Accounting Principles:
Revenue	10,427,165	13,225,729	9,876,856	6,837,523	9,637,393	11,341,448
Amortization of goodwill (2)	—	—	—	—	247,777	251,941
Gain/(loss) on foreign exchange derivatives (3)	—	—	—	(691,709)	782,327	(6,318)
Stock options issued to employees	—	—	—	—	—	(36,400)
Capitalization of administration costs (4)	—	—	—	168,508	426,448	487,022
Foreign Currency Balances(5)	—	—	—	—	(1,116,101)	320,234
Prior year adjustment(6)	—	—	12,770	—	—	—
Net income (loss) from operations	2,550,920	3,235,566	2,073,357	(1,117,475)	1,585,184	4,515,498
Net income (loss) from continuing operations	2,550,920	3,235,566	2,073,357	(1,117,475)	1,585,184	4,515,498
Net income (loss)	2,550,920	3,235,556	2,073,357	(1,117,475)	1,585,184	4,515,498
Net income (loss) per share - basic (before cumulative effect of change in accounting policy)	0.03	0.04	0.02	(0.01)	0.02	0.05
Net income loss) per share - basic (after cumulative effect of change in accounting policy)	0.03	0.04	0.02	(0.01)	0.02	0.05
Net income (loss) per share - diluted (before cumulative effect of change in accounting policy)	0.03	0.04	0.02	(0.01)	0.02	0.05
Net income (loss) per share - diluted (after cumulative effect of change in accounting policy)	0.03	0.04	0.02	(0.01)	0.02	0.05
Weighted average number of basic ordinary shares outstanding	89,313,280	89,313,280	87,810,254	87,810,254	87,810,254	82,724,884
Weighted average number of diluted ordinary shares outstanding	89,313,280	89,313,280	87,810,254	87,810,254	87,810,254	89,284,659

	At December 31,
Balance Sheet Data	2006(1) (US$)	2006 (A$)	2005 (A$)	2004 (A$)	2003 (a) (A$)	2002 (a) (A$)
AIFRS or AGAAP Accounting Principles
Cash and cash equivalents	2,075,052	2,631,979	1,475,480	3,208,996	4,301,918	6,119,808
Total assets	17,756,073	22,521,655	24,510,368	17,385,121	22,192,134	23,715,481
Total current liabilities	3,369,232	4,273,506	6,707,667	1,355,061	889,926	2,780,309
Shareholders’ equity (excluding minority interests) (AIFRS or AGAAP)	14,348,090	18,198,998	17,633,641	16,029,948	21,301,802	20,935,172
(a) Amounts shown prior to the year end December 31, 2003 are represented as Australian Accounting Principles (AGAAP)

	At December 31,
Balance Sheet Data	2006(1) (US$)	2006 (A$)	2005 (A$)	2004 (A$)	2003 (A$)	2002 (A$)
U.S. Generally Accepted Accounting Principles:
Goodwill (2)	393,978	499,718	499,718	499,718	499,718	251,941
Financial instruments (3)	—	—	—	289,911	981,620	199,292
Inventory (4)	—	—	—	—	(168,508)	(594,956)
Loan to employees (7)	(432,240)	(548,250)	—	—	—	—

Cash and cash equivalents	2,075,052	2,631,979	1,475,480	3,208,996	5,614,748	5,976,085
Total assets	17,717,818	22,473,133	25,010,368	18,174,750	20,703,635	22,397,898
Total current liabilities	3,369,232	4,273,506	6,707,667	1,355,061	889,463	2,793,441
Foreign Currency Translation (5)	—	—	—	—	(2,004,591)	(1,507,226)
Shareholders’ equity (excluding minority interests) (US GAAP)	14,309,827	18,150,466	18,133,359	16,819,577	19,734,174	19,604,454

(1)	US Dollar amounts have been translated at the Noon Buying Rate on December 29, 2006 of A$1.00 = US$0.7884. Such translations are provided for information purposes only.

(2)
Under AGAAP, goodwill relating to the acquisition of a business was written off on a straight line basis over the period during which the benefits of the goodwill are expected to arise which cannot be greater than 20 years. Effective January 1, 2002, goodwill may not be amortized under US GAAP but instead is tested for impairment each year. From January 1, 2005, AIFRS treatment of Goodwill is harmonized with US GAAP. However, a retrospective adjustment to Amortization under AIFRS has only been made from January 1, 2004. Consequently, the amount of goodwill on the balance sheet is greater under US GAAP than under AIFRS and there is an adjustment required under US GAAP. See Note 33.4 of “Item 17. Financial Statements.”

(3)
US GAAP requires that the loss or gain on forward exchange contracts noted in Note 33 of “Item 17. Financial Statements” be recognized in the income statement and reflected on the balance sheet of the Company. This loss or gain is not reflected on the income statement or the balance sheet under AGAAP prior to 2004. Under AIFRS, any gain or loss on forward exchange contracts that does not form an effective hedge must be recognized in the income statement and recognized on the balance sheet of the Company. Under the transition to AIFRS from AGAAP, recording of movements and balances relating to foreign currency hedging is only required after January 1, 2005. Hence an adjustment to US GAAP still exists for 2004 above. See Note 33.1 of “Item 17. Financial Statements.”

(4)
Under AGAAP, the Company capitalized expenditures into inventory which were of an administrative nature for the year 2001. Under US GAAP, expenditures which are of an administrative nature may not be capitalized into inventory and must be expensed in the period in which incurred. Adjustments to net income and total assets were required under US GAAP in 2001, 2002, 2003 and 2004. See Note 33.2 of “Item 17. Financial Statements.”

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

(6)
Immaterial prior year earnings adjustment was accounted for in retained earnings under AIFRS. Under US GAAP, this is not allowed and an adjustment has been made to the 2005 income statement to reflect this. See Note 33.2 of “Item 17. Financial Statements”

(7)
Under USGAAP Statement 123 (R) loans are classified as contra equity until physically repaid and are not reflected in financial assets. Consequently there is an adjustment to the balance sheet to reflect the different treatment of these loans as at December 31, 2006

The Company’s financial statements have been prepared in accordance with either AIFRS or AGAAP, as stated above. Certain line items have been reconciled to US GAAP to assist U.S. persons in evaluating such data. The complete reconciliation of such line items is set forth in “Item 17. Financial Statements - Note 33 to Financial Statements.”

Exchange Rates

Solely for informational purposes, this annual report contains translations of certain Australian Dollar amounts into or from US Dollars at a specified rate. See “Introduction.” These translations should not be construed as representations that the Australian Dollar amounts represent the US Dollar amounts indicated, or could be converted into or from US Dollars at the rate indicated. The exchange rate on June 20, 2007 was A$1.00 = US$0.8458

The following table sets forth, for the months indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Month Ending	High	Low
December 31, 2006	$0.7914	$0.7795
January 31, 2007	0.7960	0.7724
February 28, 2007	0.7933	0.7726
March 31, 2007	0.8104	0.7728
April 30, 2007	0.8367	0.8131
May 31, 2007	0.8348	0.8190

The following table sets forth, for the years indicated, certain information concerning the Noon Buying Rate for Australian Dollars expressed in US Dollars per A$1.00:

Year Ended December 31,	Average (1)
2002	0.5448
2003	0.6589
2004	0.7378
2005	0.7620
2006	0.7584

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

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

The Company’s oysters are sensitive to disease. The Company’s oysters are placed in panels in the sea. Although, the Company’s employees continuously clean the oysters, certain foreign organisms can enter the oyster and eat the oyster or cause diseases. The cultivation process for pearls takes approximately two years from the time the oyster is seeded. Prior to the oyster being seeded, it takes two years for the animal to reach maturity. Therefore, the loss of oysters due to disease could have a material adverse effect on the Company’s production process and generation of revenue. This is particularly relevant in Juvenile oysters under 12 months of age.

The sale of pearls is dependent upon a strong economy. The sale of pearls is sensitive to fluctuations in the global economic cycle. Pearls are categorized as a luxury item and their consumption is dependent upon the availability of discretionary income. Consumption is strongly influenced by fashion trends. The Company’s South Sea pearls compete with other types of pearls as well as other types of jewelry such as precious metals and precious gem stones for consumer disposable income. Unfavorable general economic conditions can have an adverse effect on consumer spending for such items, which would affect the Company’s sales.

The price for pearls is subject to fluctuation based on supply. The price that the Company can obtain for its pearls is significantly dependent on the overall supply of available pearls and the quality of the Company’s pearls. In the ten year period up to 2004, there was an increase in the supply of pearls globally. Most of the increase in South Sea pearl production came from Indonesia and the Philippines, and there is evidence of increased production from Australia. This increase in supply had an adverse effect on pearl prices, but the potential adverse impact of continued increases in supply cannot be determined with any certainty. There has also been an increase in supply of fresh water pearls from China and black pearls from Tahiti. Significant increases in the supply of pearls or decreases in the quality of the Company’s pearls could have a material adverse effect on the Company’s revenues.

The price of pearls is subject to quality. Although the Company takes all steps possible to ensure that its farming procedures meet best practice, the procedure of a pearl is a natural process. The price of a pearl depends on the quality characteristics of shape, color, size, skin quality and lustre. A deterioration in pearl quality from diseases, poor farming practice or environmental factors would adversely affect pearl prices and revenue for the Company.

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

The Company is exposed to fluctuations in exchange rates. The majority of the revenues the Company derives from the sale of its pearls occurs in Japanese Yen. The Company’s revenues are reported, however, in Australian Dollars. Fluctuation in the exchange rate of Japanese Yen to the Australian Dollar could have a material adverse effect on the Company’s revenues. The Company’s operating expenditures are predominantly denominated in Indonesian Rupiah (“IDR”). Fluctuations in the exchange rate between the IDR and the Australian Dollar will have an affect on the operating results of the Company.

The Company is exposed to the volatile inflation rate in Indonesia. Inflation in Indonesia has varied up to 17.9% per annum for the period from 2003 to 2006. The official inflation rate in Indonesia at the end of 2006 was 6.6% per annum. In general, inflation increases all of the Company’s operating costs in Indonesia, but specifically impacts wages, food and fuel (diesel and benzene). As the Company’s revenues are derived mostly from sources outside of Indonesia, the Indonesian inflation rate does not cause a corresponding increase in the Company’s revenues. As a result, Indonesia’s inflation could have a material adverse effect on the Company’s expense structure.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is incorporated as a public company in Australia and operates under the Corporations Act 2001. On May 30, 2006, the Company changed its name from Atlas Pacific Limited to Atlas South Sea Pearl Limited to better reflect its business activities. This change in name was made effective on June 9, 2006. The Company operates under an Australian Company Number ("ACN”) 009 220 053 and an Australian Business Number ("ABN") 32 009 220 053. The Company is listed on the Australian Stock Exchange (“ASX”), which is governed by the ASX Listing Rules. The Company’s domicile is Australia and its registered office and principal place of business are 43 York Street, Subiaco Western Australia 6008 (telephone: +61 8 9380-9444, facsimile: +61 8 9380-9970).

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

In 1993, the Company invested in the Indonesian pearling project (the “Pearling Project”) through its subsidiary Tansim Pty Ltd (“Tansim”), with a number of other joint ventures. The Pearling Project operates an oyster hatchery and farm business for the purpose of cultivating South Sea pearls. (See “Business Overview - Pearling).” On January 20, 1994, the Company changed its status from a No Liability (N.L.) company to a company limited by shares and changed its name to Atlas Pacific Limited.

PT Cendana Indopearls (“Cendana”), an Indonesian-approved foreign investment company, owns and operates the Pearling Project. The Company originally acquired a 75% interest in the Pearling Project by purchasing all of the capital stock of Tansim, an Australian corporation, in June 1993. Tansim purchased the remaining 25% interest in Cendana in October 1999. The Company’s principal focus remains on pearl production in Indonesia. As of December 31, 2006, 72% (A$16.3 million) of the Company’s total assets were employed in Indonesia, principally in oyster stocks, plant and equipment. The Company’s remaining assets are made up of pearls, cash and receivables, predominantly in Australia.

During the last and current fiscal years, the Company did not receive an indication of any public takeover offers by third parties in respect of the Company’s Shares or by the Company in respect of other companies’ shares.

B.  Business Overview - Pearling

Introduction

A pearl is a lustrous concretion produced by certain bivalve mollusks, including mussels and oysters. Natural pearls consist almost entirely of nacre, which is the substance forming the inner layers of the mollusk shells. Nacre, also referred to as mother-of-pearl, is composed primarily of aragonite crystals. The pearl is an abnormal growth resulting from the invasion of the body of the mollusk by foreign matter, or “nucleus”. The foreign body acts as an irritant in the mollusk and becomes coated with layer upon layer of nacreous material. Up to 30% of cultivated mollusks will reject the nucleus and do not produce pearls. Both marine and freshwater mollusks produce pearls, and the most commonly used mollusk for the production of pearls is the oyster.

There are several types of pearls cultivated around the world. The four major categories of cultured pearls are (1) Akoya pearls produced in the seas around China and Japan, (2) freshwater pearls produced mainly in China, (3) South Sea pearls produced primarily in Australia, Indonesia, Philippines, and Myanmar, and (4) black pearls produced in Tahiti and several other Pacific Islands nations.

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

Pearl cultivation traditionally relied on the availability of wild oysters, which were nucleated to form pearls. However, hatchery-reared oysters have become an increasingly popular means of cultivating pearls. By using hatchery-reared oysters, pearl farmers are able to control oyster breeding to improve the quality of the oysters that will be nucleated. This, in turn, produces higher quality pearls.

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

The South Sea Pearl Industry

Australia has historically had the most successful producers of South Sea pearls in terms of quality. The bulk of Australian pearls are produced in Western Australia and the Northern Territory. Australian state governments manage the industry on a quota system, with a total permitted annual catch of 572,000 wild oysters shared among sixteen pearl licenses in Western Australia. In addition to this, beginning in 1992, Western Australian license holders became entitled to seed an additional 350,000 hatchery produced oysters. The quota is not divided equally, and the largest pearling operators controls over 50% of the quota. Family groups or small partnerships tightly control the licenses. In 1998, the authorities in the Northern Territory also issued six pearling licenses for a total permitted annual seeding limit of 420,000 seedings for wild and hatchery produced oysters.

Although the technology is available to introduce hatchery programs in Western Australia, high production costs, particularly labor costs, have limited the development of such programs. In addition, Western Australia recently extended its quota system to embrace hatchery-reared oysters in addition to wild shells. Because of the fixed quota system and restrictive hatchery policy, expansion opportunities for Australian pearl producers are limited. The only way to increase profitability for Australian pearl producers is through improvement in pearl quality or reduction in costs of production. Thus, the Australian pearling industry is virtually closed to new participants unless they are prepared to acquire an existing operation.

By comparison, the pearling industry in Indonesia and the Philippines is relatively unregulated. Although there are a few farmers in these regions capable of producing quantities of pearls equal to the largest Australian operations, there are a lot more pearl producers, many with small operations. Due to a lesser abundance of wild oysters and lower labor costs, there is much heavier emphasis on hatchery breeding programs in S.E. Asia than in Australia. Production has grown substantially in the last decade and Indonesia now produces approximately the same volume of pearls as Australia with the Philippines third in terms of pearl production by volume. The value of such production, however, is less than that of Australia due to the lower quality and size of the pearls. The Indonesian pearling industry is significantly less regulated than in Australia and technological improvements in the Indonesian cultivation processes are taking place.

The Company believes that the pearling conditions in Indonesia offer some advantages to those in Australia. The waters are warmer for a longer period of time, which facilitates a longer growing season for the pearls. The faster growing conditions, however, result in a less consistent result for pearls produced from an oyster that is re-seeded after the first pearl is harvested. This results in less high quality large pearls being produced by the Company. There is also less variation in water temperature throughout the year, which means that seeding of oysters and harvesting of pearls can take place over a longer period of time each year.

The Company has overcome the inferior quality of most of the other Indonesian pearl producers by investing in research and development projects to improve its breeding and farming techniques.

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

The Pearling Project

General

In 1990, a group of joint venture parties, of which Tansim was a party, commissioned an extensive marine review and survey to locate the best possible pearl farm site within a narrow belt of equatorial waters centered on the Indonesian Islands and Northern Australia. Based on the results of this study, they chose a location for the pearl farm at Lelindo Point near the town of Kupang in West Timor, Indonesia in 1991. They acquired water leases, constructed pearling infrastructure and commenced commercial operations. During 1998, the Kupang area became a less desirable location for the Company’s operations due to an increase in local industry which caused pollution and because of increased security threats. The Company began to develop facilities at Waigeo Island, in the province of West Papua. By the end of January 1999, the Company had reduced its operations at the Kupang facility to hatchery and grow-out facilities only. The majority of the nucleated oysters were successfully transported to the Company’s new pearl farm at Waigeo Island during 1999. In November 1999, the Company decided to close down the Kupang facility and concentrate its resources on its pearl farming activities at the Company’s newer facility in West Papua.

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

Alyui Bay on the island of Waigeo in West Papua, proved to be a successful pearl farming site. The Company commenced commercial pearl harvests at this site in 1999, with an excellent quality of pearls being produced. Significant infrastructure was developed at Alyui Bay including three accommodation camps, a modern hatchery, engineering workshop, fuel storage, operating shed and boat building facilities. The farm accesses some of its labor force from two nearby villages while in excess of 150 staff are accommodated at the three farm camps in fully equipped facilities.

During 2002, the adverse impact of the El Nino climatic phenomenon on the production of juvenile oysters at Alyui Bay required the Company to explore opportunities to source oysters elsewhere. In July 2002, the Company entered into an arrangement with an Indonesian company called PT Horiko Abadi (“Abadi”), which allowed it to have access to a hatchery and associated sea leases at a location called Banyupoh on the Indonesian island of Bali. The Company paid A$90,000 to Abadi for access to this facility for a period of three (3) years. This Agreement was terminated in September 2005. Under this contract, Abadi remained the owner of the land and water leases, but the Company had a right to operate from this site and share the output (juvenile oysters) from this operation in the ratio of 30% to Abadi and 70% for the Company’s Indonesian subsidiary. The Company was required to contribute 70% of the ongoing operating costs of this facility, which was approximately A$15,000 per month. Equipment from the original Kupang hatchery was re-commissioned for use at this facility at minimal cost. In September 2005, the Company established its own hatchery and growout farm at Penyabangan, N. Bali.

During 2003, the Company entered into a second joint production arrangement for juvenile oysters with an Indonesian company called Cahaya Cemerlang (“Cemerlang”). Cemerlang granted the Company shared access to leases and facilities which consisted of over 100 hectares of ocean leases and two camps covering a combined area of four hectares which were located around Bacan Island in the North Maluku province of Indonesia. In return for access to these facilities, the Company had to provide Cemerlang with a share of juvenile production from that site. This share was calculated on the basis of an equal split if the juveniles that were produced were taken by Cemerlang from this facility before the oysters reached 12 months of age or a split of 30% to Cemerlang and 70% to the Company if the oysters were taken from this site after they turned 12 months of age. During 2003, over 400,000 juvenile oysters were successfully reared. The Company’s share of this production was over 200,000 juvenile oysters. Due to a high level of juvenile oyster mortality, only 110,000 juvenile oysters were successfully reared from this facility during 2004. The joint arrangement was for five years, and the Company had an option to extend the term thereafter for five (5) years on similar terms. Because this site continuously experienced high levels of oyster mortalities, the use of the site as a source of juvenile oysters had became severely restricted. As a result, the Company reached an agreement with Cemerlang to cease the joint operations by the end of November 2005. Juvenile oysters from the 2004/05 hatchery breeding season were split in accordance with the agreement. All joint assets were also divided between the Company and Cemerlang. The Company’s share of the oysters and assets were transferred to Karang Asem in East Bali, which it established in 2005.

In December 2003, the Company leased an independent juvenile production and grow-out site in Northern Bali near the village of Penyabangan. The Company entered into a 30-year lease in relation to 0.2 hectares of land and one hundred hectares of ocean with the local authorities with payments of approximately A$15,000 paid up front and A$200 payable per month for the term of the lease. The Company has the right to construct buildings on the land and use the ocean for the production and rearing of pearl oysters. A hatchery center and related support infrastructure for the Company’s boat maintenance/building, seeding technician training, longline production and support activities was completed during 2004. The Company transitioned its activities at the Banyupoh facility Abadi venture to this hatchery in September 2005. Hatchery production and grow-out of juvenile oysters at Penyabangan has proven to be successful and the Company further expanded the site in 2005. This facility can accommodate approximately 500,000 oysters. The Company’s transport vessel, the “Sahabat,” delivers oysters from Penyabangan to Alyui Bay. Combined production at Alyui Bay and Penyabangan allowed seedings in excess of 375,000 oysters in 2006. The hatchery at Penyabangan has ensured successful Juvenile production for the Company since its development in 2004.

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

The Company established a joint hatchery operation in West Lombok in 2005 to replace the Bacan Island Project (Cemerlang venture). The initial term of the unexecuted joint operation agreement with PT Autore Cultured Pearls was for one year. In July 2006, this was extended for another year on the same terms as the original agreement. This facility comprises a small hatchery, generator facilities, storage and some accommodations on land along with 125 hectares (309 acres) of ocean-based farm. Under the terms of the agreement, Cendana contributes half of the costs of operating the facility and splits the cost of any capital items purchased during the term of the arrangement equally with its partner. In exchange, the joint partner and Cendana are entitled to an equal share of all pearl oysters produced as this facility.

The Company now produces all of its juvenile oysters in its Penyabangan, Bali and Lombok facilities. The Company has transformed the Alyui Bay project from a fully integrated operation covering all the pearl production stages from hatchery to harvest to a dedicated pearling center concentrating on seeding and husbandry of high quality mature pearl oysters. This is delivering an improved result in terms of productivity (seeding rates are higher than any prior year) and post-seeding results with a higher retention rate of nuclei being experienced than in prior periods. Many of the non-essential support tasks such as boat building and long-line manufacture have been transferred to the lower cost center of Penyabangan. In addition to pearl oysters being produced in Penyabangan and transported to Alyui Bay, almost 57,000 were seeded in Penyabangan and pearls from these oysters will be farmed at the new locations of Karang Asem and Nusa Lembongan.

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

The Company attempts to manage the instability in Indonesia by maintaining good relations with employees, nearby village communities, regional and provincial authorities and the community at large. The Company continues to work hard in the critical areas of government liaison, community relations and security. The Company is proud of the success it has had in improving the access of local communities to facilities such as medical care, education, transportation and better general living standards. Commitment to local communities remains a cornerstone of the Company’s corporate philosophy. In Bali the Company supported 16 underprivileged children in order that they can attend school during 2006. Likewise in West Papua, the Company continue to provide scholarships to talented local young people to attend tertiary education. These scholarship programs will continue to expand. The Company has provided key funding and resources to repair schools in both Bali and West Papua.

West Papua is considered an area of extreme risk in terms of the spread of HIV. During 2006, the Company sponsored the largest HIV screening and education program ever conducted in the province with the support of AusAid (Australian Aid Agency) and the regional medical authorities. The HIV awareness program will continue as an ongoing community initiative that is supported by the company.

In addition to the above, the Company continues to seek ways of providing alternative employment and support for cottage industry of the most disadvantaged people within the community. It has developed a system of “piece work” for the repair of certain farm equipment (nets etc). This work is undertaken from home and is offered to the many widows, particularly on Bali’s north coast, who would otherwise find earning an income difficult due to social circumstances.

In the event civil unrest threatens the Company’s farms at Waigeo Island or North Bali, there is an evacuation plan in place to protect the expatriate and Indonesian national employees. If the expatriates are forced to leave, the Company does not expect that any of the Pearling Project could be salvaged.

Oyster Growth and Pearl Cultivation

The cultivation of pearls is a long and labor intensive process which starts with the spawning of adult oysters during the months of August to March. Approximately two dozen adult oysters are placed in tanks in the hatchery where they spawn to produce oyster larvae. The larvae remain in the hatchery tanks where they swim and feed on algae. After approximately three weeks, the larvae stop swimming and settle on netting material located in the tank. The larvae attach themselves to the nets and continue to grow and feed on increasing amounts of algae. After about one month, the netting on which they have been growing is placed in a protective mesh and moved to the nursery in the open waters. The waters are rich in nutrients so that the juvenile oysters, or “spat,” are able to grow quickly. The netting is suspended from “long lines” strung between floats in the water. The spat are left in these net structures for approximately three to four months. As the spat continue to grow on the netting, the nursery workers start to thin out the spat and transfer them from the netting when they are large enough to be placed in steel framed panels. These panels are covered in netting that has been divided into 28 separate pockets. These panels are moved out of the nursery area to various locations of the open-water pearl farms where the spat continue to grow. By placing the spat in different locations, the Company is able to reduce the risk of losing an entire crop due to the presence of adverse conditions in any one area.

After approximately a year, the spat, are too large for the 28 pocket panels and are placed into larger “eight pocket panels.” The shell remain in the eight pocket panels until they are ready to be nucleated at 21-24 months of age.

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

The oyster is placed in an operating cradle where technicians carefully insert a nucleus composed of a bead, made from the shell of a freshwater mussel, into the oyster. In addition, they insert a small piece of tissue, known as saibo tissue, from a “donor oyster.” This nacreous producing tissue is naturally found only on the outer mantle tissue of the oyster. This tissue is inserted at the same location as the nucleus where it encourages nacre secretion to produce a pearl. Approximately one out of every 20 oysters is used as a donor from which the nacreous producing tissue is taken.

After the oysters have been nucleated, they are placed in an eight pocket panel and returned to the ocean where they are hung from the long lines. From the time of nucleation, it takes approximately two years to develop a pearl of 10 to 12 millimeters in diameter. Throughout the entire process, workers regularly clean the oysters, the panels and the long lines because naturally occurring marine growth will compete with the oysters for nutrients. In addition, foreign organisms can enter the oysters and either eat the oysters or cause disease. Under normal conditions, up to 30% of the oysters will reject the nucleus and an additional 10% to 20% die of natural causes. The oysters are x-rayed approximately eight months after being nucleated to determine which animals have rejected the nucleus. Any oysters which reject the nucleus can be re-seeded. Sometimes the oyster will reject the nucleus but the saibo tissue is retained and a pearl forms around this. A pearl formed in this manner is called a keshi pearl. This is a “seedless” pearl and it will usually have a slightly irregular shape.

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

Towards the end of 2001 and throughout 2002, the Alyui Bay site came under the influence of El Niño, which had a dramatic influence on the agricultural sector in Australia and parts of South East Asia. The production of juvenile oysters at Alyui Bay, the then lifeblood of the Company’s pearling operation, was severely curtailed by this event. The Company took immediate action and was able to source commercial quantities of juvenile pearl oysters through an arrangement with a third party hatchery. Alternative juvenile production facilities now exist in Bali and Lombok which has spread the Company’s geographical risk.

Pearl Sales and Revenue

Wholesale pearl sales accounted for 91% of the Company’s revenue in 2006. The majority of the Company’s pearls are sold in the world pearl wholesale market by the independent pearl marketing and trading company, Pearlautore International (“PAI”). On October 11, 2005, the Company renewed its current agreement with PAI for a period of two years commencing on January 1, 2006. According to the terms of the agreement, PAI is appointed as the Company’s exclusive valuer and distributor of South Sea pearls. PAI is to receive a commission of between 7.5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

Pearls have traditionally been sold at auction but are also increasingly offered to buyers and sold under privately negotiated arrangements. The Company’s pearls are harvested at various times during the year depending on the seeding date of the oyster. PAI’s wholesale customers are from many geographical locations, accordingly the Company does not rely on a single customer to purchase all of its pearls.

The remainder of the Company’s revenue is derived from sales of jewelry, pearl shell and pearl meat by-products. A major focus for the Company in 2006 was the enhancement of its marketing skills including design and manufacture of pearl jewelry. The Company opened part of the Penyabangan site in North Bali to the visiting tourist trade during 2005 as its first exposure to the retail market. In 2006, the Company opened a second retail operation at the Company’s facility on the island of Nusa Lembongan and a third retail outlet in its premises at Sanur. Demand for the pearl shell (MOP) and pearl meat by-products have remained constant over the last 2 years. The Company now employs three senior expatriate managers in the retail and manufacturing side of the business. There are a further 12 Indonesian staff employed as retail assistants, jeweler and support staff.

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

Up until the last decade, approximately 90% of Australia’s South Sea pearl production was sold in Japan. This proportion has been reduced as the demand for such pearls has increased in the emerging markets of Hong Kong, South Korea, Singapore, Taiwan, Europe and North America. Sales of South Sea pearls are primarily made to the gem jewelry trade.

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

On June 27, 2007, the Company announced its intention to voluntarily delist its ADRs from the Nasdaq Small Cap Market. When the delisting process is completed the ADRs are expected to be traded on the OTC Bulletin Board. The delisting of the ADRs is intended to reduce the Company’s listing costs and allow it to more easily comply with U.S. listing regulations.

C. Organization Structure

Atlas South Sea Pearl Limited owns all of the capital stock of Tansim Pty Ltd, an Australian company, which in turn owns all of the capital stock of the Indonesian company, PT Cendana Indopearls. The functional relationship of the group’s structure is described in the table below.

ATLAS SOUTH SEA PEARL LTD - Australian Company

Functions	Assets	Risks
1. Marketing of pearls - cleaning, sorting and grading. 2. General business administration 3. Financial reporting and public relations 4. Provides ongoing funding of Cendana operations
1.    Marketing agreements and established marketing network.

2.    Professional management and technical support with access to industry and business best practice.

3.    Listed on Australian and International stock exchanges, relationships with investment brokers and banks.

1.     Fluctuations in pearl market prices, fluctuations in exchange rates Yen/A$ and marketing requirements.

2.     Investment in S.E. Asia and aquaculture industry; market maker and investor/banker reaction/perception of the business.

TANSIM PTY LTD (100% owned by Atlas South Sea Pearl Limited) - Australian Company

Functions	Assets	Risks
1. Holds investment in PT Cendana Indopearls 2. Provided original project finance.	1. Investment in PT Cendana Indopearls	1. Unable to recover value of investment in Cendana

PT CENDANA INDOPEARLS (100% owned by Tansim Pty Ltd) - Indonesian Company

Functions	Assets	Risks
1. Breeding/hatchery 2. Oyster farming 3. Seeding / nucleation 4. Pearl harvesting 5. Administration of operations, security, logistics, community relations. 6. Retailing	1. Operational personnel 2. Fixed assets • Boats • Farm equipment • Hatchery buildings & equipment • Nucleation equipment • Accommodation/support infrastructure 3. Jewel inventory
1.     Environmental and climatic variations - spat and oyster losses.

2.     Remote location - limits access to skilled workforce and emergency services, makes logistics more difficult.

3.     Security and socio-political issues.

4.     Limited access to capital.

5.     Stock redundancy in jewelry retailing.

D.  Property, Plants and Equipment

Subiaco, W. Australia

The Company rents office space, consisting of approximately 275 square meters, in the suburb of Subiaco, Western Australia, from Mr. David Morrison. The lease commenced on July 1, 2004 and had a term of three (3) years. An option to renew the lease under the same terms for three (3) additional years has been exercised and the new lease expires on June 30, 2010. The lease provides for an aggregate rental payment of A$18,000 annually, which rent is paid in equal monthly installments. The rental payment is subject to annual increases based upon fair market value. Annual rent for the year ended December 31, 2006 was A$19,123.

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

On March 10, 1993, Cendana entered into water leases, which leases were later amended. On September 4, 1995, Cendana received Presidential approval for its water leases. The various water leases are located within a four mile radius of the Kupang hatchery and total 725 hectares (2.8 square miles). The leases were for a term of 30 years. Cendana used these waters as a nursery for young oysters and as a pearl farm for the nucleated oysters prior to the closure of the Kupang facilities in December 1999. The Indonesian government owns all of the land and water upon which the Kupang pearl farm was located and leased the property to Cendana for a fee of A$8,400 per annum. All of the government leases are conditioned upon Cendana meeting certain requirements, including the development and use of the leased property for pearling operations.

During November 1999, the Company decided to close the facility at Kupang. See “Item 4. Information on the Company - The Pearling Project.” In December 2000, the Company finalized negotiations with an Indonesian company for the sub-lease of the land, buildings and water leases comprising the Kupang facility for a period of five years. The sub-lease commenced on February 2001. Cendana received A$44,140 (US$34,800) per annum under the sub-lease. Pursuant to the terms of the sub-lease, on July 10, 2006, Cendana transferred all of its beneficial interest in the land and water leases, and the building relating to the Kupang facility, to the sub-lessee upon the Company’s receipt of its final sub-lease payment due for the five year sub-lease period. The sub-lease arrangement fulfills the Indonesian government’s conditions. The Company is no longer liable for the annual lease payments to be made to the government and all of its property rights at this site have been extinguished.

Waigeo Island, W. Papua

Cendana has water leases that commenced on September 30, 1997 encompassing approximately 2,500 hectares (6,200 acres) on Waigeo Island, in the W. Papua (formerly Irian Jaya) province of Indonesia. The leases are for a term of 25 years and expire on September 30, 2022. This site is approximately 130 kilometers west of Sorong in a remote area with excellent waters for pearl farming. It was a condition of the Indonesia government’s agreement to enter into the leases that the Company construct and operate a hatchery at the site. The Company completed construction of its hatchery in 1998. The hatchery had its initial production run in December 1998. The farm has the capacity to hold up to one million mature adult oysters. The Company moved its operations and all of its equipment to this site in November 1999 when it closed its facility in Kupang, West Timor, following civil unrest in the area and a deterioration of conditions suitable for pearling. In 2003, the Waigeo hatchery was closed down and converted to oyster operating facility and the Company’s juvenile production was moved to its new farms in N. Bali.

In addition to the hatchery, the Company has constructed an office, workshop, accommodation buildings and a fuel storage facility over three sites within Alyui Bay. The Company has a fleet of approximately 25 work vessels of various sizes and two medium size wooden hull transportation ships. A significant part of the farm infrastructure is made up of longlines, floats and panels, which accommodate the oysters while they are being farmed. The Company has expended approximately A$6.8 million since 1997 to construct and purchase the capital improvements described above at the Alyui Bay farm. These expenditures were funded from the Company’s own cash reserves. The main infrastructure at the Waigeo site is now complete and facilities undergo maintenance and replacement as required.

In 1998, the Company leased approximately five hectares (12.3 acres) of land and 2,000 hectares (4,920 acres) of water at the Alyui Bay site. The Company pays 3,000,000 Indonesian Rupiah per annum (A$600) to the Kawe Tribe at Selpele village for the 25-year water and land lease, which both expire on July 1, 2023. The Company believes that it is in compliance with all of the terms of the lease.

Bali

In July 2002, the Company entered into a joint operating arrangement with Abadi whereby the Company secured an interest in the right to access a small hatchery and associated sea leases in Northern Bali at Banyupoh (the “Bali Hatchery Joint Venture” ). The infrastructure at Banyupoh occupied approximately two hectares (4.9 acres), and was relatively simple but has been sufficient for successful oyster spawnings. In addition to the hatchery, there was a simple grading shed, accommodations for four employees and an office. Abadi owns all of the land and buildings located at Banyupoh. In addition, Abadi owns the majority of the equipment on the farm. The Company transferred its equipment from the original Kupang hatchery, which was re-commissioned for use at this facility at minimal cost, to the farm and paid A$30,000 annually (for three years) for the use of the land, buildings and water leases. Abadi also has a sea lease for approximately 38 hectares (93 acres) adjacent to the land area on which the hatchery and other infrastructure is built. Abadi pays A$12,500 for the water lease in Banyupoh, and the leases expire in 2026. The Bali Hatchery Joint Venture used the water leases to hold longline systems to accommodate the juvenile oysters once they leave the land-based hatchery. The agreement for this joint arrangement was terminated in September 2005.

In addition to the joint operation at Banyupoh, the Company also leased 0.2 hectares of land and 100 hectares of ocean in December 2003 that were developed as an independent juvenile production and grow-out facility in North Bali near the village of Penyabangan, which is approximately 15km east of Banyupoh. The Company paid an upfront lease payment of A$15,000 for both of the leases and has an obligation to pay approximately A$200 per month for the 30-year term of the leases. The Company completed the development of the Penyabangan facility during 2004 with the construction of a low-cost hatchery center, which supports the Company’s research and development program. The site also supports the Company’s boat building and other manufacturing/support activities at more remote locations elsewhere in Indonesia. By developing an independent hatchery facility, Cendana was no longer reliant upon its joint venture partner, Abadi, for juvenile oysters. This facility is now producing 200,000 to 300,000 juveniles each year. The Company moved its operations from Banyupoh to Penyabangan in September 2005 when it terminated the Bali Hatchery Joint Venture. The Penyabangan land site also has a small retail showroom with an office and kitchenette. Educational tours of the farm infrastructure are carved out from the facility as part of the retailing operations.

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

On September 16, 2005, the Company entered into a water lease with local village leaders, Nyoman Murta and Wayan Danglod, on Nusa Lembongan Island in the south of Bali, for a new pearl production facility. This lease comprises a water area of 157 hectares (388 acres). There is no fixed term for the water lease. The Company paid approximately A$2,700 to the local villagers and there are ongoing costs of A$180 per month paid to local villagers for the continued use of the water lease. There is no associated land lease for this facility as the Company has an agreement with Bali Hai Cruises to use its land for storage of equipment. The site was partially developed in 2006. Negotiations are ongoing with local fishermen in relation to the establishment of surface line farming infrastructure. The Company will use the water lease to grow pearls. In the same way as the Karang Asem farm is used, Nusa Lembongan will accommodate mature oysters that are transferred from Penyabangan in North Bali. This site has a strong tidal flow and it is believed that it will be conducive to the production of high quality pearls.

 In addition to the farming activities at Nusa Lembongan, the Company has also commenced operation of a small retail operation on the island. This facility is located on land owned by a Company called Bali Hai Cruises. The Company entered into an agreement on March 24, 2006 with Bali Hai Cruises for the Company to run the retail facility, which includes a pearling tour and demonstrations of seeding and harvesting. The term of this agreement is for five years and because the Company is providing a unique tourist attraction to Bali Hai Cruises, the Company does not have to pay any rent for the use of approximately 800 square meters of retail space. This retail facility was opened in April 2006.

In June 2006, the Company relocated its Indonesian head office to a three level commercial building in the area of Sanur which is in the capital of Bali, Denpasar. The office consists of approximately 600 square meters of space. The Company has entered into a lease term of two years (with a two year option to extend the lease under the same terms and conditions) and will pay rent of Rp120,000,000 (A$ 17,000) per annum which is paid in advance for the full term of the lease. The top two levels of the premises are used for finance, administration and logistical support. The ground floor has been fitted out for the purpose of a retail outlet. The Company has spent approximately A$12,000 on fitout and furniture for the retail outlet. The Company’s office is well located with excellent access to communication and transportation infrastructure. The Company uses local Indonesian staff to manage the Indonesian operations from the Denpasar office.

Bacan, N. Maluku

During 2004, the Company entered into a joint production arrangement with Cemerlang. This joint arrangement was for a period of five years, and the Company had an option to extend the arrangement thereafter for five years on the same terms. The Company was granted shared use of the leases and facilities of this operation. The Company was responsible for the funding of this operation and for the supply of expatriate and Indonesian managers for this operation. Cemerlang received a proportion of the juvenile oysters that were produced from this facility depending upon the age that the juveniles were taken. The split was equal if the juvenile oysters were taken from the Bacan facility before they were 12 months of age. After 12 months, the oysters were split 70% to Cendana and 30% to Cemerlang. The joint venture partner continued to retain ownership of the water and land leases and any assets which were in existence at the commencement of the arrangement. Any removable infrastructure that was paid for by Cendana during the term of the agreement was split equally. Fixed assets that were paid for by Cendana and could not be removed from the site at the end of the agreement were purchased by Cemerlang based on their depreciated cost value. Although the Bacan operations had been expected to produce approximately 300,000 juvenile oysters each year for each of the Company and the joint venture partner, high levels of mortalities among juvenile oysters at the site during 2004 forced the Company to re-evaluate its continued use of this site. A total of 229,000 juvenile oysters were delivered to Alyui Bay from the site over the course of operations during 2003 and 2004. By the end of 2005, Cemerlang and the Company mutually terminated the joint arrangement. The Company has no residual financial obligation to Cemerlang.

Lombok

Under an unexecuted joint operation agreement, the Company shares a land and sea based facility, which is owned by PT Autore Cultured Pearls, its joint partner, at Malaka in the north west of Lombok. The agreement was effective from July 2005 and the term of the joint operation agreement is for one year. Each July, the agreement is reviewed and extended for another year on mutually agreed upon terms. The agreement was extended in 2006. This facility comprises a small hatchery, generator facilities, storage and some accommodations on land along with 125 hectares (309 acres) of ocean-based farm. The land and ocean facilities owned by the joint partner prior to the commencement of the joint operation agreement will remain the property of the joint partner. Under the terms of the agreement, Cendana contributes 50% of the costs of operating the facility and splits the cost of any capital items purchased during the term of the arrangement equally with its partner. In exchange, the joint partner and Cendana are entitled to an equal share of all pearl oysters produced as this facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements are prepared in accordance with AIFRS. Certain line items of such financial statements have been reconciled to US GAAP to assist U.S. persons in evaluating such data. See “Item 17. Financial Statements - Note 33 to Financial Statements.” The following discussion references only the amounts computed in accordance with AIFRS for the years ended December 31, 2006, 2005 and 2004.

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

Total revenue derived by the Company from different sources during its most recent three fiscal years is set forth in the following table:

	2006	2005	2004
	A$	A$	A$
Interest received	99,423	101,618	156,262
Sales of oysters	31,300	176,577	98,620
Sales of pearls (loose wholesale)	11,860,940	9,094,562	5,212,130
Sales of MOP, meat and jewelry	598,754	317,171	508,208
Miscellaneous	115,061	183,928	72,219
	12,705,478	9,876,856	6,047,439
Foreign exchange gain	520,251	-	790,084
	13,225,729	9,876,856	6,837,523

The following table provides additional details in relation to the results of the Company’s pearl sales for its last three fiscal years:

	2006	2005	2004
Revenue from sale of pearls (wholesale)
Sellable Grade Pearls:
Value (A$)	11,575,890	8,861,360	4,288,583
Quantity (No.)	187,034	117,816	57,374
Weight (momme)	78,109	50,746	27,939
Average price per momme (A$)	148	175	153
Average weight per pearl (momme)	0.42	0.431	0.487
Commercial Grade Pearls:
Value (A$)	283,961	69,090	690,879
Quantity (No)	12,095	9,043	59,170
Weight (momme)	3,406	3,832	23,601
Keshi (seedless) pearls:
Value (A$)	1,089	164,112	232,668
Weight (momme)	6	1,386	2,250

A.	Operating Results

The total revenue increased by A$3,348,873, or 34%, from 2005 to 2006. The details regarding this movement in each category of revenue are described below.

Pearl Sales

The Company’s revenue from the sale of loose pearls into the wholesale market for 2006 was A$11,860,940, which represented an increase of A$2,766,378, or 30%, when compared to 2005. This revenue included revenue from pearls that have been the subject of “value added” services, such as having been placed in strands or incorporated into jewelry. The major factors that contributed to the rise in the Company’s sales of pearls for 2006 include:

o
An increase in the number of “sellable” grade pearls. There was an increase of 69,218 pieces or 59% in the number of sellable grade pearls that were sold in 2006 compared to 2005. The average size of the pearls sold in 2006 was comparable with those in 2005. However, the pearls sold in 2006 had a larger percentage of poor shaped pearls (drop, button & baroque) which resulted in overall lower average prices.

o	Although demand for pearls remained constant from 2005 to 2006, it was more difficult to sell the pearls that had poor shape profiles which the Company produced more of during the year.

o	Average prices for pearls that had a superior shape profile (round & near round) increased during 2006 compared to the previous year.

o
Continued efforts of PAI and within the Company to develop “value added” sales within the category of loose pearls. Value added sales are where pearls are worked into strands or jewelry. Both PAI and the Company have continued to explore alternative sales methods, such as, the creation and sale of jewelry that incorporates the Company’s pearls to increase sales of pearls and gross margins.

o
The number of keshi pearls sold as loose wholesale goods in 2006 was minimal. Most of the keshi pearls were used in the manufacture of pearl jewelry which was sold through the Company’s retail operations in Indonesia.

There was an increase in the number of sellable grade pearls in 2005 (117,816) compared to 2004 (57, 374). The overall number of pearls sold in 2004 and 2005 was similar but an increase in the overall quality resulted in a significant increase in revenue of $3,882,432 or 74% from 2004 to 2005. The improved quality resulted from a recovery in oyster numbers and health which had been adversely affected by El Nino climate conditions at the Alyui Bay farm in 2001 and 2002. With an increase in unseeded oyster numbers and an improvement on oyster quality in 2003, an improved pearl harvest in terms of quality was the result in 2005.

During 2006, the Company seeded 329,874 virgin, or first-time seeded, pearl oysters. This compares to 325,480 in 2005. A further 46,895 oysters that had already produced a pearl were reseeded in 2006 compared to 12,259 oysters that were reseeded in 2005. The reseeded oysters will produce a larger pearl at harvest than virgin operated oysters. Growing conditions for oysters during 2005 and 2006 were favorable for both juvenile and mature pearl oysters at Alyui Bay and Bali, which has led to high survival, excellent health and good growth results. It is anticipated that these improved seeding results and good growing conditions will improve the quality and average size of pearls in the future.

The Company remains committed to the production of high quality pearls. To this end, the Company is focusing primarily on the production of pearls in white and silver color from first time operated pearl oysters. The Company believes that these pearls generate the best yield for the cost and that these products remain in strong demand. To support this endeavor, the Company will maintain the diversified growing centers developed in previous years and continue to investigate new opportunities as they emerge. The Company has also committed to significant research and development projects aimed at enhancing oyster selection for improved pearl production and its efforts in this regard have been enhanced with the collaborative research that is being undertaken with the James Cook University in Australia.

MOP, Oyster Meat and Jewelry

Revenue from the sale of MOP, oyster meat and jewelry increased in 2006 by A$281,583, or 89%, from A$317,171 in 2005 to A$598,754 in 2006. A significant proportion of this improvement came about from improved jewelry retail sales which accounted for A$263,551 of revenue in 2006 compared to only A$20,884 in 2005. The improved retail sales have resulted from an increase in the number of outlets from one to three. The revenue from raw MOP & oyster meat sales was relatively unchanged in 2006 (A$262,000) compared to 2005 (A$285,000). There was a decrease in the sale of MOP, oyster meat & jewelry in 2005 by A$191,037 or $38% compared to 2004 (A$508,208). In 2004 there was an improved demand and price for raw MOP, which allowed the Company to significantly reduce its accumulated stockpile. In 2005, the Company had insufficient raw MOP to meet the increased demand, which resulted in lower sales. In 2005, the Company focused on developing new markets and products for “value added” pearl and MOP jewelry. The Company has recruited new retail and production managers, and increased the number of staff in the sales areas of the business. Resources have been allocated to promote the Company’s brand within the Bali tourist trade with efforts made to attract customers from most of the luxury resorts in the South Bali district.

Juvenile Oysters Sales

The Company sold less than 5,000 juvenile oysters during 2006, compared to approximately 20,000 oysters sold in 2005. This resulted in a decrease in revenue of 82%, from A$176,577 in 2005 to A$31,300 in 2006. These oysters were sold to other pearl farmers in Bali. The price for the sale of oysters did not change significantly between 2005 and 2006. The Company made a conscious decision to not sell large amounts of juvenile oysters to competitors and to increase reserves of juvenile oyster stocks for future growth.

Interest Income

Interest income decreased by A$2,195, or 2%, from A$101,618 in 2005 to A$99,423 in 2006. Cash reserves were higher in 2006 than 2005 but a strategy of leaving the funds in JPY which attracted a lower level of interest resulted in a lower interest income level.

Foreign Exchange Gains/Losses

In 2006, there was a foreign exchange gain of A$520,251. This was made up of A$328,026 of realized foreign exchange gains from pearl and jewelry sales transacted in currencies other that Australian Dollars and A$192,225 of unrealized foreign exchange gains from revaluation of foreign denominated assets.

In 2005, there was a loss of A$(24,601) resulting from foreign exchange movements compared to a gain in 2004 of A$790,084. In 2004, the Company had all of its JPY receivables hedged at a rate of approximately JPY70:AUD1. There was a significant appreciation in the Australian Dollar during 2004 and because the Company was able to utilize the currency hedging that was in place, there was a gain from exchange rate movements. There was substantially less foreign currency hedging available in 2005 to shelter the Company’s sales from the relatively strong Australian Dollar. The gain from foreign exchange hedging contracts and other foreign currency movements relating to pearl sales for 2005 was A$349,300. The Company was required to account for any mark-to-market gains or losses in its hedging portfolio in 2005 for the first time under AIFRS. This accounted for a loss of A$(334,000) at the end of 2005. The remaining A$39,900 in foreign currency loss for 2005 was generated from adjustments required to the Company’s foreign currency denominated assets and liabilities being revalued at the end of the year.

Cost of Goods Sold

The cost of goods sold in 2006 was A$5,019,759 which resulted in a gross profit margin of 60%. The unit cost of production of pearls in 2006 is A$25/pearl compared to the unit cost in 2005 of $40. The decrease in unit cost of production of A$15/pearl or 38% is a result of economics of scale from increased oyster production at a relatively fixed cost of operation.

The cost of goods sold decreased marginally from A$4,414,357 in 2004 to A$4,275,378 in 2005. The overall number of sellable and commercial pearls sold in 2005 was comparable with 2004. The gross profit margin of 56% in 2005 was significantly higher than the 13% recorded in 2004 as a result of lower revenue in 2004. The unit cost of production remained relatively constant from 2004 to 2005.

Marketing Costs

Marketing costs increased from A$870,543 in 2005 to A$1,287,345 in 2006. This represents an increase of 48%. As a proportion of pearl sales revenue, the marketing costs have increased from 9.6% in 2005 to 10.9% in 2006. This reflects the fact that a higher portion of pearls are being value added when they are prepared for sale which in turn attracts a higher rate of commission from the Company’s selling agent, Pearlautore International. The Company expects to achieve a selling price of between 10-15% higher for valued added goods to offset the higher rate of commission.

Marketing costs increased by A$305,800, or 54%, from A$564,743 in 2004 to A$870,543 in 2005. The increase in revenue from pearl sales is directly related to commissions applied to pearl sales. During the negotiation of the new marketing agreement with PAI in 2005, it was agreed that commission rates for pearl sales would increase from 5 % to 7.5% for loose pearls and from 12.5% to 15% for pearls that are used in the value adding process. This contributed to higher marketing costs.

Administration Costs

Administration expenses increased by 35% from A$1,730,268 in 2005 to A$2,333,568 in 2006 and by 5.9% from 2004, to A$1,632,767 in 2005. Labor costs have increased by A$433,000 (53%) from A$817,000 in 2005 to A$1,250,000 in 2006, mainly as a result of an increase in retail and marketing personnel. The remainder of the administration cost increase in line with inflation. The increase from 2004 to 2005 was in line with overall group inflation in Australia and Indonesia combined.

Other Expenses

Other expenses decreased by 34% from A$557,041 in 2005 to A$366,736 in 2006. A$320,396 of the other expenses in 2006 are represented by foreign exchange losses from foreign currency transactions during the year and unrealized losses from revaluing foreign currency assets and liabilities at the end of the year. In 2005, there was a tax penalty of A$457,742 which arose from the underpayment of tax in Indonesia in prior years.

Income Tax

The income tax expense for 2006 was A$932,755 compared to A$295,539 in 2005. There were losses carried forward to offset profits in Atlas South Sea Pearl Ltd. Prior year losses were available in the Indonesian subsidiary to offset the profit in that entity.

In 2004, the Company’s income tax expense was A$96,946. In 2004, a provision was made for prior year income tax due to reviews carried out by the Indonesian tax authorities and this resulted in an income tax expense for 2004 despite a consolidated loss before tax. In 2005, as a result of concluding this Indonesian tax audit, the income tax expense was reduced from A$706,838 to A$295,539 with the reversal of an overstatement of income tax expense for the prior period of A$373,047.

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

Future growth is expected from the ongoing development of the Company’s own hatchery and oyster grow-out farm at Penyabangan in North Bali and the development of a new farm site on the North Bali coast. The joint hatchery operation in West Lombok, will be operated as a backup supply of spat and juvenile oysters. The Company will continue to seek out further joint venture and self-owned and operated farm sites for expansion of production. This will be done within the current resource capabilities of the Company.

The Company is actively investigating the possibility of establishing a pearl farming operation in the State of Sabah in Malaysia. Preliminary site surveys have been undertaken and a feasibility study is being completed while the Company investigates the availability of land and sea lease site near the town of Semporna. In order for this project to be taken to a commercial scale, a small scale pilot project would need to be undertaken to ensure the suitability of the ocean sites for the various oyster growth stages. This would utilize existing surplus assets and oysters from Indonesia. The Malaysia venture, if successful, would increase the Company’s geographic and socio-economic diversity. This project has not yet been committed to by the Board of Directors except to the extent of undertaking a feasibility study to determine its potential.

Research into the improvement of pearl oysters and production techniques to assist the Company in bringing high quality product to the market in the future continues to be a focus. A research and development program commenced in late 2004 with James Cook University in Queensland, Australia looking into genetic marker identification to improved pearl quality and consistency. This has progressed well with all the major breeding milestones having been achieved during 2006. The first of the research group have been seeded and pearls will be harvested from these oysters in 2008. The technique for DNA pedigree assignment of the offspring created for this program has been proven and the Company is looking forward to further developments during the next two years of the project. The production of a pearl is a natural process, which means that the predictability of quality is uncertain. The Company adopts best practice farming techniques to try to limit poor quality but it cannot influence environmental conditions that may affect the production process. The genetics research program will assist in breeding high performance oysters which should improve pearl production results.

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

The Company continues to monitor foreign exchange rates against the Australian Dollar, especially that of the Japanese Yen, which is the currency in which most of the Company’s revenue is denominated. The Company uses forward foreign exchange contracts and some derivative products, with terms of not more than two years, to hedge these risks. Derivative financial instruments are not held for speculative purposes. Although the Company makes efforts to limit its exposure to adverse movements in the Japanese Yen against the Australian Dollar, these exchange rates are subject to market influences over which the Company has no control. The Australian Dollar has appreciated 17% against the Japanese Yen in the period from 2003 to 2006. Pearl prices are quoted in Japanese Yen and they have remained relatively stable during this time. This appreciation has had a direct adverse effect on operating results.

Many Asia Pacific countries, including Indonesia, have experienced economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity in prior years. Operating costs in Indonesia, including wages, employee amenities and fuel, have been subject to inflation of between 5-17% in 2006. Resolution of difficult economic conditions that exist in Indonesia depend to a large degree on fiscal and monetary measures that may be taken by the Indonesian government. Such actions are beyond the Company’s control, and the Company cannot predict whether the government will be successful in initiating and achieving economic reforms. The Company also cannot determine the future effects that the ongoing adverse economic conditions may have on the Company’s liquidity and earnings. The ability of the Company to sell its assets in Indonesia depends to a large extent on events beyond the Company’s control. If the Company was forced to abandon its pearl farms due to political unrest, the Company would likely not recover any of its investment in its Indonesian assets.

B. Liquidity and Capital Resources

Net cash flow provided from operating activities increased in 2006 to A$5,499,531 from a net outflow in 2005 of A$190,691. In 2004, there was an inflow from operating activities of A$95,791. There was a 96% increase in proceeds from pearls, jewelry, MOP and pearl meat in 2006 (A$14,106,844) compared to 2005 (A$7,206,538) as a result of higher revenue and a reduction in trade receivables. Payments to suppliers increased by 23% from A$7,191,567 in 2005 to A$8,814,906 in 2006.

Net cash flow used in investing activities declined from A$824,200 in 2004 to A$753,588 in 2005 and increased in 2006 to A$993,622. The Company used cash from investment activities in 2005 and 2006 primarily to purchase new property, plant and equipment in the amounts of A$832,582 and A$997,731 respectively. Most of this expenditure related to equipment and infrastructure expenses in Alyui Bay, Penyabangan and Denpasar, as well as the development of the Company’s new pearling interests in Karang Asem and Nusa Lembongan in South East Bali.

At December 31, 2005, the Company had net short term borrowings of A$78,994 which had all been repaid by December 31, 2006. These borrowings were unsecured and represent premium funding on insurance costs. In addition to this, the Company has a borrowing facility in place with a major Australian bank (ANZ Bank) with a limit of A$2,000,000 to allow it to undertake factoring of its accounts receivables and supply letters of credit. To date, this facility has not been utilized. The facility is secured by the assets of the Company.

The Company paid dividends of A$3,152,786 in 2006 and a dividend of A$878,103 in 2005. The payment of dividends in future periods is dependent upon the availability of surplus cash and the outlook for future profits. The Company has paid a dividend of A$1,784,869 in May 2007.

The Company had cash reserves of A$2,631,979 and trade receivables of $A2,923,298 at December 31, 2006 compared to December 31, 2005 where there was a cash reserve of A$1,475,480 and trade receivables of $A4,301,651. In contrast, trade payables, borrowings and other current provisions at December 31, 2006 were A$1,242,539 compared to A$1,032,134 in the prior year. On a comparative basis, this represents a slight improvement in the Company’s working capital (which excludes current biological assets as these are not considered to be liquid in nature) from A$6,007,887 as at December 31, 2005 to A$6,047,150 as at December 31, 2006. The Company has continued to fund its pearling operations from operational cash flow and cash reserves and did not raise any additional capital or long term debt in 2006 or 2005.

Future investments are currently expected to be funded through operational cash flows and cash reserves. The Company believes it has sufficient working capital for its present requirements.

The Company has budgeted to spend approximately A$295,000 on new capital infrastructure works at proposed farm sites in North Bali in 2007. Of this amount, A$65,000 will be spent on the purchase of land, A$125,000 on new farm based equipment, such as longlines and oyster panels, and A$50,000 will be on new vessels and oyster cleaning equipment. And further A$55,000 is expected to be spent on replacing longlines and panel replacement at Alyui Bay and Penyabangan in 2007.

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

The research has progressed well with all the major breeding milestones achieved during 2005 and the first seeding of the test oysters took place in 2006. The survival and growth results have been collected and analyzed. The technique for DNA pedigree assignment of the offspring created for this program has been proven and the Company is looking forward to further developments during 2007. Specific results from this research will not be realized for some years, but practical techniques for the improvement of breeding have already been learned from the work done to date.

The Company has committed to an amount of A$150,000 in cash, A$50,000 per year over three years, from 2006 to 2008 plus the resources of its staff and facilities in Bali, estimated at A$63,000 per annum, as a co-contribution to this research over the four years of the project. Additional funds are being provided by the Australian government and James Cook University is providing the research expertise and personnel for this project at its own cost.

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

The Company has implemented a number of initiatives to ensure that it has an adequate supply of oysters for future pearl production by diversifying the areas from which it can source juvenile oysters. The Company has also refined the focus of its pearl production facility at Alyui Bay to maximize the number of specially selected oysters that can be seeded and to maintain practices that will maximize the health of these oysters during the growth and development of the pearls. The Company has also continued to develop its hatchery and pearl farm at Penyabangan, Bali. The increased number of oysters that the Company has seeded in the last three years combined with improved pearl retention rates and better quality oysters should increase the Company’s production of pearls in the longer term. The Company believes that the Alyui Bay site has reached its potential in terms of the number of oysters that it can effectively manage in a sustainable way. In 2005, the Company opened a new farm site at Karang Asem on Bali’s east coast and established a pearl oyster lease on Nusa Lembongan Island in the South of Bali. Almost 50,000 pearl oysters were seeded in Bali during 2006 and it is expected that this will increase to 100,000 seedings in 2007. The Company continued to operate a joint hatchery operation in West Lombok during 2006. Future growth will come from pearl quality improvement and expansion into these new pearl production farm sites in Indonesia and possibly in Malaysia.

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

The Company continues to enhance its marketing skills. It is investigating more opportunities to add value to its products by becoming more directly involved in the distribution process for some part of its pearl production. In 2005, the Company established a visitor center at its Penyabangan farm in N. Bali, which incorporates a small retail operation. The center attracts tourists who are staying in the N. Bali region and provides them with an industrial tourism experience to gain a greater appreciation for pearls. Visitors are able to view and purchase loose pearls and pearl jewelry as well as MOP giftware and jewelry. In 2006, two additional retail outlets were opened, one on the nearby island of Nusa Lembongan which attracts day-trip visitors and this centre also provides guests with an experiential tour which provides them with information regarding the pearling industry and an understanding of pearls. The second facility is a showroom in the area of Sanur which is a popular tourist destination in Bali.

E.  Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements required to be disclosed pursuant to Commission rules.

F.  Tabular disclosure of contractual obligations

Payments due by period
Contractual obligations	Total	less than 1year	1-3years	3-5years	more than 5years
Long term debt obligations	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	A$84,004	A$19,856	A$64,148	-	-
Purchase obligations (1)	A$75,000	A$50,000	A$25,000	-	-
Total	A$159,004	A$69,856	A$89,148	-	-

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

GEORGE ROBERT WARWICK SNOW, Bachelor in Economics, Fellow of the Australian Institute of Company Directors (61 years old). Mr. Snow has served as a director since October 28, 1997 and was appointed Chairman of the Board of Directors on July 28, 2004 and was last re-elected as a director on May 30, 2006. Mr. Snow is a graduate in Economics from the Australian National University and has had 29 years experience in finance, property development, real estate management and equity finance. Mr. Snow is the managing director of the Sydney-based Dampier Investment Group Pty Limited, an equity financier involved in strategic company management and which is a substantial shareholder in the company.

STEPHEN JOHN ARROW (46 years old). Mr. Arrow has served as a director since June 29, 1999 and was last re-elected as a director May 5, 2005. Mr. Arrow has 26 years experience in the pearling industry in Western Australia and the Northern Territory and is managing director and owner of Arrow Pearl Co Pty Ltd. He has extensive pearling experience from many regions in the world as well as contacts in the industry.

IAN McKENZIE MURCHISON Bachelor in Commerce, Fellow of Chartered Accountants, Diploma of Nautical Science (56 years old). Mr. Murchison was appointed a director on July 28, 2004 and last re-elected as a director May 10, 2007. Mr. Murchison has had over 27 years experience in finance and investment, and has been a director of both listed and unlisted companies in Australia and overseas. He was an investment director and founding partner of the Western Australia based private equity investment fund, Foundation Capital, and was founding partner of the national chartered accounting firm of Southertons. He has been a certified charter accountant for over 31 years.

STEPHEN PAUL BIRKBECK (47 years old). Mr. Birkbeck was appointed as a director on April 15, 2005 and was re-elected as a director on May 30, 2006. Mr. Birkbeck is the founder and former CEO of Mt Romance Australia Pty Ltd, an Australian company, which is one of the world’s largest producers of sandalwood oil. Mr. Birkbeck has extensive experience in the marketing of luxury goods in overseas markets, especially Europe.

JOSEPH JAMES UEL TAYLOR, B.Sc. (Biology), Ph.D. (40 years old). Dr. Taylor has served as a director since September 13, 2000. He was appointed to the role of Managing Director effective September 1, 2001. Dr. Taylor is a marine biologist and aquaculturist whose Ph.D. research specialized in the husbandry of Pinctada-maxima pearl oysters. Since 1989, Dr. Taylor has been involved in the management of aquaculture operations, mainly associated with South Sea pearl farming. He has acquired extensive knowledge about the biology of pearl oysters and has presented many research papers on this subject. Dr. Taylor commenced employment with the Company in 1996 and has overseen the development of the project to its current level of production. From 1996 to 2000, Dr. Taylor held the position of Project Manager with the Company. Prior to this, he spent 3 years working for PT Mutiara Cemerlang, which is an Indonesian pearl company. The constitution of the Company does not require the Managing Director to retire by rotation.

SIMON CHARLES BUNBURY ADAMS, B.Bus, M.Acc, ACIS (41 years old). Mr. Adams was appointed as the Chief Financial Officer on January 2, 2000 and Company’s Secretary on February 1, 2001. He has more than 11 years experience in corporate management in the industries of pearling, mining and engineering. He has been employed with the Company since January 2000. Prior to joining the Company, Mr. Adams worked for 2 1/2 years as the chief accountant of Advanced Energy Systems, Ltd, an engineering firm, which specialised in renewable energy systems, and for 5 years before that Mr. Adams worked for Transcontinental Resources Group, an organization that had several real estate and mining interests.

JAN SEIR JORGENSEN (41 years old). Mr. Jorgensen has been involved in the pearling industry for more than 16 years. He has worked on pearl farms in Australia and Indonesia where he has held senior management positions. Mr. Jorgensen has worked for the Company since 1994 with the exception of 2 years in 2003 and 2004 when he worked for an Australian pearling company. He is currently responsible for the Company’s pearl production in Indonesia.

There are no arrangements or understandings with major shareholders, customers, suppliers or others by which any director or member of senior management was appointed to his position. There are no family relationships between any directors or executive officers and any other directors or executive officers.

B.  Compensation

The total remuneration paid to each of the Company’s directors and senior managers for services in all capacities during 2006 is set forth below:

	Responsibilities	Directors Fees A$	Other A$	Super- annuation A$	Total A$
G.R.W. Snow	Chairman	76,667	-	6,900	83,567
S.J. Arrow	Non-Executive Director	38,333	-	3,450	41,783
I.M. Murchison	Non-Executive Director	43,500	-	3,915	47,415
S.P. Birkbeck (1)	Non-Executive Director	38,353	-	3,450	41,783
J.J.U. Taylor	Managing Director	-	275,714	4,500	285,075
S.C.B. Adams	Chief Financial Officer	-	117,000	10,530	129,474
J.S. Jorgensen	Pearl Production Manager	-	193,013	-	193,013

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

D. Employees

The table below sets forth the number of employees of the Company at the end of the indicated year by general category of job position.

Number of Employees	2006	2005	2004

Australia – management, administration and support	4	4	4
Indonesia –
Expatriates – management and technical support	8	8	7
Indonesian locals	454	463	432
Administration	35	21	14
Hatchery	5	4	5
Farm and Growout	244	202	250
Operations and Harvests	17	19	14
Logistics	55	55	59
Electrical and Building	28	97	23
Mechanical and engineering	23	20	20
Security and Community Relations	48	45	47

The Company continued to promote Indonesian staff into senior positions during 2006. With the development of additional operations in Bali, several key national staff and experienced expatriate managers have been relocated to these projects, and these relocations have created opportunities for the more experienced Indonesian staff to take on more senior positions within the Company.

The number of employees has increased as a result of the Company’s additional operations in Bali and Lombok.

The employees are not represented by unions and union membership is not compulsory in Indonesia.

E.     Share Ownership

The following table sets forth the number of ordinary shares of common stock and the percentage of total ordinary shares outstanding beneficially owned by each of the Company’s directors and senior management as of June 30, 2007.

Name	No. of Shares Beneficially Owned	Percentage of Shares Outstanding
George Robert Warwick Snow	14,384,556	15.97%
Stephen John Arrow	1,952,934	2.17%
Stephen Paul Birkbeck	790,000	0.88%
Ian McKenzie Murchison	690,000	0.77%
Joseph James Uel Taylor (1)	1,220,000	1.35%
Simon Charles Bunbury Adams(1)	500,000	0.56%
Jan Seir Jorgensen (1)	750,000	0.83%
(1) With the exception of 20,000 shares that are beneficially owned by Joseph Taylor, all of the other beneficially owned shares have been issued under an Executive Share Plan and are subject to vending terms (see note below)

There are currently no outstanding options to purchase Shares of the Company. In May 2006, the shareholders approved an Employee Share Plan which allows for the allocation of up to 4,000,000 new shares to senior employees. Of these shares, 2.8 million were issued upon the shareholders’ approval of the plan at the Company’s Annual General Meeting in May 2006. A further 1,100,000 were allocated to Company executives in 2007. The employees who are entitled to these shares are provided with an interest free loan to purchase the shares. Half of the shares vest to the employee after two years of employment after issuance and the remaining 50% vest to the employee after three years of employment after issuance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    A.    Major Shareholders

The following table sets out certain information with respect to each person or group of affiliated persons who is currently known to the Company to be the beneficial owner of 5% or more of the Shares of the Company.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class(1)
Ordinary Shares	Dampier Investment Group.(2)	14,384,556	15.97%

(1)	Based on Shares outstanding as of June 30, 2007.
(2)	Includes Dampier Investments Pty Ltd and Tempest Pty Ltd. Mr. George Snow is the beneficial owner of the shares held by the Dampier Investment Group.

All Shares owned by Dampier Investment Group have the same voting rights as the Company’s other Shares.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

To the best of the Company’s knowledge, there are no agreements in place which could result in a change of control of the Company.

As of May 31 2007, 2,116,800Shares, or 2.4%, were held on record by 199 persons with U.S. addresses. In addition, 26 persons with U.S. addresses were record holders of 4,136,620 ADSs as of May 31, 2007. Accordingly, the Company has a minimum of 225 U.S. record holders, who own at least 6,253,420 Shares, or 6.94%, of the Company’s Ordinary Shares.

B.    Related Party Transactions

In March 1999, the Company entered into a consulting agreement with Arrow Pearl Co Pty Ltd (“Arrow”), a company owned by Mr. Arrow and for which he serves as managing director. Mr. Arrow is a director of the Company. Pursuant to this agreement, staff of the Company are trained as pearl operation technicians at the Indonesian pearl farm. The Company paid Arrow A$134,221, A$150,820 and A$189,030 during the years 2006, 2005, and 2004 respectively, under the terms of the agreement. The Board of Directors believe that the terms of the consulting agreement are at or below market rate. The agreement expires in 2009.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

The Company purchases pearls to the value of A$6,972,390 from its wholly owned controlled entity Cendana. These transactions are in the normal course of business. There are loans and receivables in place between the Company and its subsidiaries.

C.    Interest of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Please see Item 17. for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

The Company is not a party to any material legal proceedings, and was not a party to any material legal proceedings during 2006.

Dividend Policy

The Company paid two dividends of one and a half (1.5) and two (2) cents per share (A$3,152,786 in total) in 2006. The Company paid one dividend on one (1) cent per share (A$878,103 in total) during 2005. The Company did not pay a dividend in 2004. In deciding whether to declare a dividend, the Company compares the amount of its profits to its anticipated cash needs for ongoing working capital, taxes and anticipated capital expenditures, and evaluates these factors in view of global environmental, political and market uncertainties. A dividend of two (2) cents per share (A$1,784,869) was paid by the Company on May 25, 2007. The Board of Directors has not stated whether any further dividends will be paid in 2007.

B.    Significant Changes

There have been no significant subsequent events following the close of 2006 up to the date of this Annual Report that are known to us and which require disclosure in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Trading Market for American Depositary Receipts (ADRs)

The Shares trade in the United States in the form of ADRs issued by the Bank of New York. Each ADR represents a specified number of ADSs, which each evidence ownership of 20 Shares of the Company. On May 31, 1995, the Company’s ADRs began trading on the over-the-counter bulletin board service of the National Association of Securities Dealers under the symbol APCFY. On September 12, 1996, the Company’s ADRs were listed and began trading on the SmallCap Market of the National Association of Securities Dealers, Inc. under the symbol APCFY. On June 29, 2007, the Company announced its intention to voluntarily delist its ADRs from the Nasdaq Small Cap Market.

The quotations set forth below represent the high and low closing prices of the Company’s ADRs for the periods specified and, are inter-dealer quotations, without retail mark-ups, mark-downs or commissions, do not necessarily represent actual transactions, and may reflect only fluctuations in exchange rates between the US Dollar and Australian Dollar:

For the Year Ended:	High Closing Price	Low Closing Price
	(US$)	(US$)

2002	5.55	3.60
2003	4.91	2.65
2004	4.19	2.21
2005	4.05	2.25
2006	7.60	3.90

For the Quarter Ended:	High Closing Price	Low Closing Price
	(US$)	(US$)

2005
March 31	3.80	2.25
June 30	3.39	2.80
September 30	3.75	2.92
December 31	4.05	3.15

2006
March 31	6.09	3.90
June 30	5.00	4.20
Sept 30	5.20	4.32
December 31	7.60	4.74

For the Month Ended:	High Closing Price	Low Closing Price
	(US$)	(US$)

December 31, 2006	7.60	5.42
January 31, 2007	7.99	6.47
February 28, 2007	7.28	6.34
March 31, 2007	7.50	6.90
April 30, 2007	8.30	6.80
May 31, 2007	8.70	7.75

Trading Market for the Shares
The principal non-United States trading market for the Shares is the Australian Stock Exchange. The quotations set forth below represent the high and low closing sales prices of the Company’s Shares during the periods indicated:

For the Year Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)

2002	0.52	0.35
2003	0.40	0.20
2004	0.27	0.15
2005	0.27	0.17
2006	0.43	0.26

For the Quarter Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)
2005
March 31	0.24	0.17
June 30	0.23	0.20
September 30	0.25	0.20
December 31	0.27	0.22

2006
March 31	0.36	0.26
June 30	0.34	0.29
September 30	0.33	0.30
December 31	0.43	0.33

For the Months Ended:	High Closing Sale Price	Low Closing Sale Price
	(A$)	(A$)

December 31, 2006	0.43	0.34
January 31, 2007	0.46	0.42
February 28, 2007	0.46	0.42
March 31, 2007	0.45	0.42
April 30, 2007	0.50	0.41
May 31, 2007	0.52	0.46

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

C.    Material Contracts

Pearl Distribution Agreement between the Company and Pearlautore International Pty Ltd

The Company appointed Pearlautore International Pty Ltd as its exclusive valuer and distributor of South Sea pearls on January 1, 2000. This agreement was renewed in January 2004 on substantially the same terms for a period of two years, as neither party exercised its option to terminate the agreement. In 2005, this agreement was renegotiated again for a further period of two years commencing January 1, 2006. Pearlautore International Pty Ltd receives a commission of between 7.5% and 25% for cleaning, grading, valuing and selling the Company’s pearls.

Employment Agreement between the Company and Dr. Joseph James Uel Taylor

The Company and Dr. Taylor entered into an employment agreement effective from January 1, 2007 and a complimentary contract between Cendana and Dr. Taylor which was also effective from January 1, 2007. These agreements set out the terms and conditions of Dr. Taylor’s employment including his duties and responsibilities. Dr. Taylor’s combined remuneration from these contracts is A$306,000 in salary, A$6,750 in superannuation (retirement benefit contribution) and up to A$52,000 in non cash benefits. The agreements both provide for three (3) month’s notice of termination by either party. The agreements do not provide for any special payments upon termination of the contracts. The contract is split between Atlas and Cendana to reflect the different tasks and duties carried out by Dr Taylor as an executive officer of the Group.

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

Executive Share Plan Rules and Loan Scheme

On May 30, 2006, the shareholders approved the Executive Share Plan Rules and Loan Scheme, which permits a maximum of 4,000,000 new Shares of the Company to be offered to the Company’s senior employees. The purpose of the plan is a means of rewarding existing senior employees and providing them with an incentive to remain with the Company for the long term as well as aligning the incentives of the senior employees selected to participate in the plan more closely with the shareholders. The initial duration of the plan is for three years, which may be extended by the Company at its general meeting for additional periods of up to three years each. Upon approval of the plan by the shareholders at the Company’s Annual Meeting in May 2006, 2,800,000 of these shares were issued at an issue price of A$0.29 per share to Dr. Joseph Taylor, Mr. Jan Jorgensen, Mr. Jens Knauer, Mr. Simon Adams, and Mr. Karl Pearce. In April 2007, a further 900,000 share were allocated at an issue price of A$0.40 per share between Mr. Jan Jorgensen, Mr. Simon Adams, Mr. Karl Pearce, Mr. Mark Peiper and Mr. Sean Cavanagh. In May 2007, following shareholder approval at the Company’s AGM, a further 200,000 shares well allocated at an issue price of A$0.40 per share to Dr. Joseph Taylor. The employees who are entitled to these shares are provided with an interest free loan to purchase the shares. Half of the shares vest to the employee after two years of employment after issuance and the remaining 50% vest to the employee after three years of employment after issuance.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The following table sets forth the types of instruments held by the Company that are subject to fluctuation in interest rates as of December 31, 2006 and 2005 and the terms of such instruments:

	Fair Value at Dec. 31, 2006	Fair Value at Dec. 31, 2005	Terms
	A$	A$

Cash in hand and at bank	1,552,786	660,373	Current account with interest receivable at 1.57% (2005 - 3.22%) and cash on hand

Fixed Term Deposit	1,079,193	815,107	Interest receivable at 4.36% (2005 - 5.58%) maturing within one month
	2,631,979	1,475,480

The carrying amount of trade accounts payable and trade accounts receivable approximate their fair values. Exchange differences arising on the translation of non-monetary items are recognized directly in equity to the extent that the gain or loss is directly recognized in equity, otherwise the exchange difference is recognized in the income statement. See “Item 17. Financial Statements - Note 30 - Additional Financial Instruments Disclosure.”

The Australian Dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

	2006	2005
	A$	A$
Amounts receivable:
Indonesia Rupiah	93,588	3,466
Japanese Yen	1,758,646	126,261
US Dollars	-	19,488
	1,852,234	149,215
Amounts Payable:
Indonesian Rupiah	12,724	19,718

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

The net foreign exchange gain/(loss) incurred, as a result of movements of both the Japanese Yen and the Indonesian Rupiah against the Australian Dollar, in 2005 and 2006 was A$28,997 and A$(24,601) respectively.

The following table sets forth the gross value in Australian Dollars to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Company (as of December 31):

	Weighted average exchange rate		Gross Value A$
	2006	2005	2006	2005
Sell Japanese Yen - Settlement Period
Not later than one year	JPY-	JPY84.60	$-	$3,566,985

Buy Indonesian Rupiah - Settlement Period
Not later than one year	IDR7,223	IDR7,623	$3,000,000	$1,600 000

These forward exchange contracts are hedging anticipated sales and payments that are due within 12 months. Any unrealized gains and losses on the hedging contracts, together with the costs of the contracts, will be recognized in the financial statements at the time the underlying transaction occurs.

The future income of the Company may be adversely affected by adverse movements in the Japanese Yen/Australian Dollar and Indonesian Rupiah / Australian Dollar exchange rates.

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

ITEM 15. CONTROLS AND PROCEDURES

(a)
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) as of December 31, 2006. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

ITEM 16B. CODE OF ETHICS

The Company has not yet adopted a Code of Ethics relating to the conduct of the principal executive officer, the principal financial officer, the principal accounting officer or other officers who perform a similar role. All senior executives operate on the basis of trust and there is open discussion between the chairman and other directors and the senior management. Although, the Company planned to develop such a code of conduct last year, due to attention to other priorities, it has not yet done so. The Company plans to develop such a plan over the next 12 months. Until now, the resources needed to develop such a set of procedures have not been available.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s auditor are as follows:

	2006		2005
Audit Fees	A$	85,524	A$	70,127
Audit-Related Fees		-		-
Tax Fees	A$	7,460	A$	14,764
All Other Fees		-		-

Audit Fees consist of fees for the audit of our financial statements, and those of our subsidiaries, and review of documents in connection with filings with the SEC and other statutory or regulatory filings. Tax Fees consist of fees for services rendered for tax compliance, tax advice and tax planning. All Other Fees consist of financial consulting fees. The Company did not pay any Audit-Related Fees or All Other Fees to its auditors in 2005 or 2006.

The Company’s audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by its independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company announced a share buyback on May 30, 2006. Details of the shares acquired under this buyback are as follows:

Period	(a) Total Number of Shares (or units) Purchased	(b) Average Price Paid Per Share (or unit)	(c) Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or units) that May Yet Be purchased Under the Plans or Programs
June 2007 (June 1 to June 30)	Nil	N/A	1,014,364	3,376,148
May 2007 (May 1 to May 31)	Nil	N/A	1,014,364	3,376,148
April 2007 (April 1 to April 30)	Nil	N/A	1,014,364	3,376,148
March 2007 (March 1 to march 31)	177,390	A$0.41	1,014,364	3,376,148
February 2007 (February 1 to February 28)	190,000	A$.044	836,974	3,553,538
January 2007 (January 1 to January 31)	Nil	N/A	646,974	3,743,538
December 2006 (December 1 to December 31)	52,200	A$0.36	646,974	3,743,538
November 2006 (November 1 to November 30)	84,294	A$0.36	594,774	3,795,738
October 2006 (October 1 to October 31)	98,500	A$0.34	510,480	3,880,032
September 2006 (September 1 to September 30)	180,980	A$0.32	411,980	3,978,532
August 2006 (August 1 to August 31)	231,000	A$0.30	231,000	4,159,512
July 2006 (July 1 to July 31)	Nil	N/A	N/A	4,390,512
June 2006 (June 1 to June 30)	Nil	N/A	N/A	4,390,512
TOTAL	1,014,364			4,390,512

PART III

ITEM 17. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report.

Page Number
Independent Auditor’s Report	F-1
Income Statement	F-2
Balance Sheet	F-3
Statement of Changes in Equity Cash Flow Statement	F-4 F-5
Notes to and Forming Part of the Financial Statements	F-6

ITEM 18. FINANCIAL STATEMENTS

Not required.

ITEM 19. EXHIBITS

1.1	Constitution(5)

2.1	Form of American Depositary Receipt (2(i)) (1)

2.2	Form of Stock Certificate (2(ii)) (1)

2.3	Deposit Agreement between the Company and the Bank of New York (As amended and filed with Form F-6) (2(iii)) (1)

4.1	Loan Agreement between the Company and Nusantaqua (3(B)(iii)) (1)

4.2	Joint Funding Agreement between Nusantaqua, Tansim and Cendana (3(B)(iv))(1)

4.3	Water lease dated March 11, 1993 between PT Perintis Ardindo Nusa and the Government of Nusa Tenggara Timur Province Fisheries Services, with English translation (3(B)(vi)) (1)

4.4	Expansion to Water Lease dated March 10, 1995 between PT Perintis Ardindo Nusa and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (3(B)(vii)) (1)

4.5	Lease of 5 hectares of land dated October 6, 1992 between PT Perintis Ardindo Nusa and the Badan Pertanahan Nasional Sertipikat, with English translation (3(B)(viii)) (1)

4.6	Lease of 3 hectares of land dated September 4, 1994 between Dr. T.P.G. Purchase and Mr. Paulus Bissilisin, with English translation (3(B)(ix)) (1)

4.7	Water leases dated January 9, 1998 between PT Cendana Indopearls and the Investment Coordination Board of the Badan Koordinasi Penanaman Modal, with English translation (2xx) (2)

4.8	Land and water lease dated September 30, 1997 between the Company and the Kawe tribe at Selpele village with English translation (2xxiv) (2)

4.9	Consultancy Agreement between the Company and Arrow Pearl Co Pty Ltd for training and technical expertise, dated March 3, 1999 (2xxiv) (3)

4.10	Land lease dated July 1, 1999 between the Company and Korinus Ayelouw with English translation (2xxv) (3)

4.11	Form of Director’s Access, Insurance and Indemnity Deed between the Company and each director (2xxix) (3)

4.12	Letter of Appointment of Pearlautore International Pty Ltd as exclusive valuer and distributor of Atlas Pacific Limited’s South Sea Pearls (2xxiii) (4)

4.13	Memorandum of Understanding dated January 9, 2001 for the lease of the Kupang facilities between the Company and PT Timor Otsuki Mutiara (2xxiv) (4)

4.14	Letter of Extension dated May 3, 2001 for Distribution Agreement with Pearlautore International Pty Ltd (4xxvi) (5)

4.15
Joint Production Agreement dated July 2002 between the Company and PT Horiko Abadi for the joint operation of an oyster hatchery and associated sea leases in Banyupoh, Northern Bali, with English translation (4xix) (6)

4.16	Employment Agreement dated November 18, 2002 between the Company and Mr. Jan Jorgensen (4xx) (6)

4.17
Joint Production Agreement dated March 21, 2004 between PT Cendana Indopearls and PT Cahaya Cemerlang for the joint operation of an oyster hatchery and associated sea leases in Bacan Island in the North Maluku province of Indonesia (English translation) (7)

4.18	Office lease dated May 20, 2003 between PT Cendana Indopearls and Nyoman Ardana and Wayan Kariami (English translation) (7)

4.19	Water lease dated December 15, 2003 between PT Cendana Indopearls and the villagers of Pekraman Penyabangan, Sub-district of Gerokgak, Buleleng District, Bali (English translation) (7)

4.20	Land lease dated March 1, 2004 between PT Cendana Indopearls and the villagers of Pekraman Penyabengan, Sub-district of Gerokgak, Buleleng District, Bali (English translation) (7)

4.21	Employment Agreement dated December 30, 2003 between the Company and Dr. Joseph Taylor (7)

4.22	Employment Agreement dated December 30, 2003 between PT Cendana Indopearls and Dr. Joseph Taylor (7)

4.23	Office lease dated June 8, 2004 between the Company and Mr. David Morrison (7)

4.24	Stand-by Finance and Foreign Currency Dealing agreement between the Company and Australian and New Zealand Banking Group Ltd (8)

4.25	Collaborative Research Agreement between the Company and James Cook University (8)

4.26
Memorandum of Understanding dated March 24, 2006 between PT Cendana Indopearls and PT Bali Cruises Nusantara for the lease grounds on the Bali Hai Beach Club to develop a pearling based tourism and retail operation(9)

4.27	Letter of Reappointment dated October 11, 2005 for Pearl Distribution Agreement with Pearlautore International Pty Ltd(9)

4.28
Memorandum of Understanding between PT Cendana Indopearls and PT Autore Cultured Pearls for the joint production for breeding and rearing pearl oyster at facilities in West Lombok, Nusa Tenggara, Barat(9)

4.29	Water lease dated September 16, 2005 between PT Cendana Indopearls, Lembongan Village and Pakraman Lembongan Custom Village, Nusa Penida Subdistrict, Kelungkung Regency, Bali (English translation) (9)

4.30	Water and land lease dated May 23, 2005 between PT Cendana Indopearls and Bugbug Custom Village Bugbug Village Karang Asem Subdistrict, Karang Asem Regency, Bali (English translation) (9)

4.31	Form of Executive Share Plan Rules and Loan Scheme(9)

4.32	Employment Agreement dated February 22, 2007 between the Company and Dr. Joseph Taylor (10)

4.33	Employment Agreement dated February 22, 2007 between Cendana and Dr. Joseph Taylor (10)

8.1	List of Subsidiaries (5)

12.1	Section 302 Certification of Chief Executive Officer (10)

12.2	Section 302 Certification of Chief Financial Officer (10)

13.1	Section 906 Certification of Chief Executive Officer (10)

13.2	Section 906 Certification of Chief Financial Officer (10)

(1)	Previously filed as an Exhibit of the number shown in parenthesis on the Registrant’s Registration Statement on Form 20-F (File No. 0-28186) and incorporated herein by reference.
(2)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1998 and incorporated herein by reference.
(3)	Previously filed as an Exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 1999 and incorporated herein by reference.
(4)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.
(5)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.
(6)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.
(7)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003 and incorporated herein by reference.
(8)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.
(9)	Previously filed as an exhibit of the number shown in parenthesis to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated herein by reference.
(10)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLAS SOUTH SEA PEARL LIMITED

/s/ G.R. Snow
G.R. Snow, Chairman

Dated: July 12, 2007

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Atlas South Sea Pearl Limited and the consolidated entity being Atlas South Sea Pearl Limited and its subsidiary entities (the Company) as of December 31, 2006, 2005 and 2004, and the related income statement, statement of changes in equity and cash flow statement for Atlas South Sea Pearl Limited and the Company for each of the three years in the period ended December 31, 2006. The preparation of these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas South Sea Pearl Limited and the Company as at December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with Australian Equivalents to International Financial Reporting Standards.

/s/ S Andrawes
BDO Kendalls Audit and Assurance (WA)

Perth
Western Australia, Australia
July 12, 2007

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

		2006	2005	2004
	Note	$	$	$
Revenue	2	12,701,369	9,870,740	5,822,982
Other income	2	524,360	6,116	1,014,541
Total revenue		13,225,729	9,876,856	6,837,523

Cost of goods sold		(5,019,759)	(4,275,378)	(4,414,357)
Marketing expenses		(1,287,345)	(870,543)	(564,743)
Administration expenses	3	(2,333,568)	(1,730,268)	(1,632,767)
Research and development		(50,000)	(87,500)	-
Other expenses	3	(366,736)	(557,041)	(722,984)
Total expenses		(9,057,408)	(7,520,730)	(7,334,851)
Profit/(Loss) before related income tax expense		4,168,321	2,356,126	(497,329)
Income tax (expense)/benefit	4	(932,755)	(295,539)	(96,946)
Profit/(Loss) after income tax attributable to members of the parent entity		3,235,566	2,060,587	(594,274)

Overall operations
Basic earnings per share	5	0.04	0.02	(0.01)
Diluted earnings per share	5	0.04	0.02	(0.01)

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEET
AS AT 31 DECEMBER

		2006	2005	2004
	Note	A$	A$	A$
Current assets
Cash and cash equivalents	6	2,631,979	1,475,480	3,208,996
Trade and other receivables	7	2,923,298	4,301,651	1,934,360
Financial assets	8	3,037,797	5,631,149	-
Inventories	9	1,734,412	1,262,890	1,034,682
Biological assets	10	3,866,868	4,176,109	2,259,547
Total current assets		14,194,354	16,847,279	8,437,585
Non-current assets
Inventories	9	85,343	114,630	193,521
Biological assets	10	5,572,596	5,175,725	6,688,662
Property, plant and equipment	11	2,586,711	2,123,684	1,825,434
Deferred Tax Assets	14	82,661	249,050	239,919
Total non-current assets		8,327,311	7,663,089	8,947,536
Total assets		22,521,665	24,510,368	17,385,121
Current liabilities
Trade and other payables	12	554,909	749,586	1,124,581
Borrowings	13	-	79,428	-
Financial instruments	8	3,030,967	5,675,533	-
Current tax liabilities	14	687,630	203,120	230,480
Total current liabilities		4,273,506	6,707,667	1,355,061
Non-current liabilities
Deferred tax liabilities	14	507	4,132	112
Long term provisions	15	48,654	164,928	-
Total non-current liabilities		49,161	169,060	112
Total liabilities		4,322,667	6,876,727	1,355,173
Net assets		18,198,998	17,633,641	16,029,948
Equity
Issued capital	16	19,260,762	18,849,092	18,849,092
Reserves	17	(4,488,142)	(4,559,049)	(4,677,577)
Retained profits	18	3,426,378	3,343,598	1,858,433
Total equity		18,198,998	17,633,641	16,029,948

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER

		2006	2005	2004
	Note	A$	A$	A$

Total equity at the beginning of the year		17,633,641	16,029,948	18,276,755

Adjustment on Adoption of AASB 132 and AASB 139, net of tax:
Retained Profits		-	289,911	-
Exchange differences on translation of foreign operations	18	60,455	118,528	(1,652,533)
Prior year expenses brought to account in current period		-	12,770	-
Net income recognized directly in equity		60,455	421,209	(1,652,533)

Profit/(Loss) for the year	19	3,235,566	2,060,587	(594,274)
Total recognized income and expenditure for the year		3,296,021	2,481,796	(2,246,807)
Shares issued during the year	17	812,000	-	-
Shares forfeited/cancelled during the year	17	(400,330)	-	-
Share based payments	18	10,452	-	-
Dividend Payment	20	(3,152,786)	(878,103)	-
Total Movement in Equity		565,357	1,603,693	(2,246,807)
Total equity at the end of the year		18,198,998	17,633,641	16,029,948

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2006	2005	2004
	A$	A$	A$
Cash flows from operating activities
Proceeds from pearl, jewelery and oyster sales	14,106,844	7,206,358	5,839,566
Proceeds from other operating activities	368,964	78,799	769,835
Interest paid	(3,585)	(4,032)	(29)
Interest and bill discounts received	113,625	88,731	176,843
Payments to suppliers	(8,814,906)	(7,191,567)	(6,279,530)
Income tax paid/(received)	(271,411)	(368,980)	(410,894)
Net cash provided by/(used in) operating activities (Note 25.2)	5,499,531	(190,691)	95,791
Cash flows from investing activities
Advances to controlled entities	-	-
Payments for property, plant and equipment	(997,731)	(832,582)	(788,641)
Proceeds on disposal of fixed assets	4,109	78,994	1,891
Payments for other financial instruments	-	-	(47,450)
Net cash provided by/(used in) investing activities	(993,622)	(753,588)	(824,200)
Cash flows from financing activities
Proceeds from Borrowings	-	99,285	-
Repayment of Borrowings	(79,428)	(19,857)	-
Proceeds from Issue of Shares	623,500	-	-
Loan to Employees to purchase shares	(623,500)	-	-
Repayment of Loan to Employees	75,250	-	-
Payments for Purchase of Company Shares	(211,831)	-	-
Dividend Payment	(3,152,786)	(878,103)	-
Net cash provided by/(used in) financing activities	(3,368,795)	(798,675)	-
Net increase/(decrease) in cash held	1,137,114	(1,742,954)	(728,409)
Cash at the beginning of the financial year	1,475,480	3,208,996	4,301,918
Effects of exchange rate changes on the balances of cash held in foreign currencies	19,385	9,438	(364,513)
Cash and term deposits at the end of the financial year (Note 25.1)	2,631,979	1,475,480	3,208,996

The accompanying notes form part of these financial statements.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1	Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS) and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Atlas South Sea Pearl Ltd and its controlled entities (the Company). Atlas South Sea Pearl Ltd is a listed public company, incorporated and domiciled in Australia.

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

During the 2006 financial year, the company changed its name from Atlas Pacific Limited to Atlas South Sea Pearl Limited.

1.2	Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, which includes AIFRS, and the Corporations Act 2001. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS) as published by the IASB.

1.3	Principles of consolidation

A controlled entity is any entity that Atlas South Sea Pearl Ltd has the power to control the financial and operating policies so as to obtain benefits from its activities.

A list of controlled entities is contained in note 29 to the financial statements. All controlled entities have a December financial year end.

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

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

1.4	Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted at the balance date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognized from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognized to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilized.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

The amount of benefit brought to account or which may be realized in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realized and comply with the conditions of deductibility imposed by the law.

1.5	Inventories

(a)
Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value. The cost of production includes direct materials, labor and overheads that are attributable proportionately to the oyster or group of oysters from which a pearl or batch of pearls are harvested.

(b)	Nuclei - quantities on hand at the year end are valued at cost.
(c)	Oysters - refer note 1.6

1.6	Biological Assets

The Company has applied AASB141 Agriculture. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognized as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognized when it can be measured reliably.

Oysters are a living organism which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the Company, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of materials labor and non-administrative overheads, oyster purchases and nuclei used in process of producing a pearl.

The details of the Biological assets that are held by the Company as at 31 December are provided at Note 10.

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
Leasehold property is shown at cost and amortized over the shorter of the term of the unexpired lease on the property or the estimated useful life of the improvements on the property.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements
Plant and Equipment
Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying value of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets which is assessed on the basis of the expected net cash flows that will be received from the assets employed and subsequent disposal.

The cost of fixed assets constructed within the Company includes the cost of materials and direct labor. Repairs and maintenance carried out on the assets are expensed unless there is a future economic benefit that will flow to the group which can be reliably measured, in which case the value of the asset is increased.

Depreciation
Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	DEPRECIATION RATE
	2006	2005	2004
Leasehold land & buildings & improvements	5-10%	5-10%	5-10%
Vessels	10%	10%	10%
Plant & equipment	20-50%	20-50%	20-50%

1.8	Financial Instruments

From January 1, 2005
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

(a)	Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management within the requirements of AASB139 Recognition and Measurement of Financial Instruments. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. Realized and unrealized gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

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

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

(d)	Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealized gains and losses arising from changes in fair value are taken directly to equity.

(e)	Recognition

Purchases and sales of investments are recognized on trade-date, the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

(f) Financial liabilities

Non-derivative financial liabilities are recognized at amortized cost, comprising original debt less principal payments and amortization.

(g)	Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.
Atlas South Sea Pearl Limited and its controlled entities designate derivatives as either;

(i)	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

(ii)	Hedges of highly probable forecast transactions (cash flow hedges).

At the inception of the transaction the relationship between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions is documented. Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be effective in offsetting changes in fair values or cash flows of hedged items, are also documented.
Fair value hedge – “Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.
Cash flow hedge – “The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit and loss.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

(h)	Fair value

Valuation techniques are applied to determine the fair value of all unlisted securities, including arms length transactions, reference to similar instruments and option pricing models. Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determining the fair value for unlisted securities.

(i)	Impairment

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

(j)	Investment in subsidiaries

Investments in subsidiaries are recognized in the financial statements at the cost method less impairment losses as they are unquoted investments.

1.9	Derivatives

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

From 1 January 2005

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The hedging contracts that are taken out by the Company do not qualify as an effective hedge under the accounting standards. Changes in the fair value are recognized immediately in the income statement.

1.10	Foreign Currency Transactions and Balances

(a)	Functional and presentation currency

Items included in the financial statements of each of the subsidiaries within the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Atlas South Sea Pearl Ltd’s functional and presentation currency.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

(b)	Transactions and balances

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

Exchange differences arising on the translation of monetary items are recognized in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized directly in equity to the extent that the gain or loss is directly recognized in equity, otherwise the exchange difference is recognized in the income statement.

(c)	Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement are translated at average exchange rates;
•	and all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportional share of such exchange differences are recognized in the income statement as part of the gain or loss on sale.

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

Provisions for legal claims are recognized when the Company has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

1.13	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts.

1.14	Revenue recognition

(a)	Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the Company. Sales revenue is recognized when the goods are provided or when the fee in respect of services provided is receivable.
(b)	Interest Income is recognized as it accrues.
(c)	Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.15	Leases

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

Segment revenues and expenses are those directly attributable to the segment and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortization. Whilst most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income tax.

Inter-segment Transfers – Segment revenues, expenses and results include transfers between segments. These transfers are eliminated on consolidation.

1.18	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

1.19	Critical accounting estimates and judgments

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
Key judgments - Doubtful debts provision
No provision has been recognized in respect of receivables owed to the Company for the year ended 31 December 2006.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
2. REVENUE FROM ORDINARY ACTIVITIES
Revenue from operating activities
Sales revenue	12,546,772	9,648,366	5,822,982
Service income	44,519	72,237	-
Rental Income	-	48,073	48,804
Interest income	99,423	101,618	156,262
Other revenue	10,655	446	19,391
	12,701,369	9,870,740	6,047,439
Other income
Net foreign exchange gain from operating activities	520,251	-	790,084
Gain on sale of non-current asset	4,109	6,116	-
	524,360	6,116	790,084
Total revenue	13,225,729	9,876,856	6,837,523

3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE
Costs which form part of Administration expenses
Depreciation (1)	61,684	35,072	28,356
(Gain)/Loss on financial instruments	(48,309)	334,295	-
Share based payment to employees	10,451	-	-
Operating lease rental costs	66,957	39,915	46,508
Other expenses
Net foreign exchange loss from non-operating activities	320,396	28,997	-
Tax Penalties	-	457,742	-
Provision for employee entitlements (2)	42,123	34,214	19,727
Interest expense	3,585	1,399	29
Write-back of inventory provision	-	(2,529)	-
Loss/(profit) on disposal of fixed assets	-	37,218	(20)
Increase in tax related expenses	-	-	177,442
Write-down in oyster inventory value	-	-	525,763
Other	632	-	43
	366,736	557,041	722,984

1.	See note 11 for details of full depreciation expense.
2.	See note 15 for details of full employee provision expense.

There are no significant revenue or expense items to report.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
4. INCOME TAX
a) The components of tax expense comprise:
Current income tax	769,728	300,217	-
Deferred Tax	163,027	(4,678)	96,946
	932,755	295,539	96,946
b) The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	4,168,321	2,356,126	(497,329)
Prima facie tax expense calculated at 30% on the profit from ordinary activities	1,250,497	706,838	(149,198)
Tax effect of permanent differences:
Non deductible expenses	570	496	963
Tax losses not brought to account (Indonesia)	(403,161)	(220,477)	-
Over-provision of tax in prior period	-	(373,047)	-
Other assessable income	-	-	778
Permanent Differences (Indonesia)	88,635	176,100	43,144
Non-deductible expenses (Indonesian tax audit)	-	-	53,233
Restatement of closing stock	-	-	91,697
Foreign currency movements	-	-	(232,963)
Inventory valuation adjustment	-	-	68,308
Current year losses not brought to account	-	162	251,672
Income tax under/(over) provided in prior years	(3,766)	5,467	(30,688)
Income tax attributable to operating result	932,775	295,539	96,946
Weighted average effective tax rates	22.38%	12.54%	N/A

The effective tax rate in 2005 and 2006 for the Company is reduced by the utilization of losses not brought to account in Indonesia. The 2005 tax position is also effected by the reversal of an over accrual for tax in prior periods.

An income tax expense was created in 2004 as a result of tax assessments for prior periods in Indonesia.

The tax losses in Indonesia are under dispute by the tax authorities in that jurisdiction but the Company believes that its case is strong for retaining the losses. In the event that these losses are rejected by the tax courts in Indonesia, relief would be sought from the Australian tax authorities under the double tax treaty between the two countries, to claim the losses arising from the disputed transactions.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
4. INCOME TAX (Cont.)	A$	A$	A$
c) Deferred income tax at 31 December relates to the following:
Deferred tax liabilities
Accrued interest	154	3,866	-
Prepayments	3,470	154	292

Deferred tax assets
Difference in accounting and tax depreciation	(44,480)	6,604	53,306
Trade debtors	-	2,186	5,448
Accruals	262	1,931	9,297
Provisions	12,141	(38,198)	5,621
Unrealized foreign exchange losses	(88,700)	(89,538)	2,146
Revenue losses carried forward	-	114,555	(114,556)
Other	5,722	(6,238)	135,392
Deferred tax income/(expense)	(111,431)	(4,678)	96,946

For details of the franking account, refer to Note 19.

	2006	2005	2004
5. EARNINGS PER SHARE	A$	A$	A$
Basic earnings per share	0.04	0.02	(0.01)
Diluted earnings per share	0.04	0.02	(0.01)

Earnings reconciliation
Net profit/(loss) used for basic earnings	3,235,566	2,060,587	(594,274)
After tax effect of dilutive securities	-	-	-
Diluted earnings	3,235,566	2,060,587	(594,274)

	No.	No.	No.
Weighted average number of ordinary shares outstanding during the year used for calculation of basic earnings per share	88,960,771	87,810,254	87,810,254

Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	88,960,771	87,810,254	87,810,254

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares which may have a dilutive effect on the profit of the Consolidated group. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

Ordinary shares issued to employees are included in the weighted average number of potential ordinary shares. They do not have a dilutive effect on earnings as they are already issued.

	2006	2005	2004
	A$	A$	A$
6. CASH AND CASH EQUIVALENTS
Cash at bank	1,552,786	660,373	1,908,996
Deposits at Call	1,079,193	815,107	1,300,000
	2,631,979	1,475,480	3,208,996

The effective interest rate on short term bank deposits was 2.72% (2005 4.53%), these deposits have an average maturity of 30 days.

7. TRADE & OTHER RECEIVABLES
CURRENT
Trade receivables	1,852,234	3,717,225	764,916
Income tax receivable	32,683	53,301	827,755
Sundry debtors & prepayments	515,631	531,125	341,689
Loans to key management personnel	522,750	-	-
	2,923,298	4,301,651	1,934,360

Details regarding the credit risk and effective interest rate of receivables are discussed in note 31.

Details regarding Loans to employees are set out in note 26.

8. FINANCIAL INSTRUMENTS – CURRENT
Derivative financial assets	3,037,797	5,631,149	-
Derivative financial liabilities	(3,030,967)	(5,675,533)	-

Derivative financial assets and liabilities comprise forward foreign exchange contracts which are in place as cash flow hedges. Gains and losses arising from changes in fair value of foreign exchange contracts are recognized in the income statement in the period in which they arise. These financial instruments are classed as held for trading.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
9. INVENTORIES
CURRENT
Pearls – at cost	1,434,492	1,156,004	1,027,433
Other – at cost	299,920	106,886	7,249
	1,734,412	1,262,890	1,034,682
NON CURRENT
Nuclei – at cost	85,343	114,630	116,304
Other – at cost	-	-	77,217
	85,343	114,630	193,521
TOTAL INVENTORY	1,819 755	1,377,520	1,228,203

10. BIOLOGICAL ASSETS

CURRENT
Oysters	3,866,868	4,176,109	2,259,547
NON CURRENT
Oysters	5,572,596	5,175,725	6,688,662
Total Biological Assets	9,439,464	9,351,834	8,948,209

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

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

The details of the Biological Assets that are held by the Company as at year end are as follows:

Nature:-        Oysters (Pinctada Maxima)

Number	2006 No.	2005 No.	2004 No.
Quantity held within the economic entities operations:-
Juvenile oysters which are not nucleated	1,100,839	520,660	749,889
Nucleated oysters	658,161	605,760	385,578
Other oysters used for brood-stock, saibo tissue and research	6,525	2,050	3,006
	1,765,525	1,128,470	1,138,473
Quantity owned by the Company within joint operations: 2,314
Nucleated oysters	-	11,173	97,628
-	-	11,173	97,628

It is the view of the Directors that there is no market for pearl oysters and therefore the most reliable basis for valuation is their cost. Therefore there is no incremental change in the net market value that needs to be accounted for as a gain or loss in the Income Statement.

The Company is exposed to financial risk in respect of its involvement in primary production which consists of the breeding and rearing of oysters for the purpose of producing pearls. The primary financial risk associated with this activity occurs due to the length of time between the expenditure of cash in relation to the operation of the farm and the harvesting of the pearls and realization of cash receipts from the sales to third parties. The Company ensures that it maintains sufficient working capital to ensure that it can sustain its operation through any delays in cash flow that may be reasonably foreseen.

	2006	2005	2004
	A$	A$	A$
11. PROPERTY, PLANT AND EQUIPMENT
(a) Non-Pearling Assets
Plant and equipment
- at cost	91,860	71,546	100,475
- accumulated depreciation	(61,632)	(47,108)	(69,950)
	30,228	24,438	30,525
(b) Pearling project
Land (leasehold and freehold) and buildings
- at cost	1,276,882	1,200,261	943,653
- accumulated depreciation	(515,109)	(430,265)	(345,063)
	761,773	769,996	598,590
Plant and equipment, vessels, vehicles
- at cost	4,243,578	4,900,172	4,356,773
- accumulated depreciation	(2,448,868)	(3,570,922)	(3,160,454)
	1,794,710	1,329,250	1,196,319
Total pearling project	2,556,483	2,099,246	1,794,909
Total property, plant and equipment	2,586,711	2,123,684	1,825,434

Included in Pearling project land (leasehold and freehold) and buildings is A$99,267 (2005 - 306,868, 2004 - A$155,080) which represents construction of buildings in progress at cost.

During 2006, the Company acquired freehold land in North Bali at a cost of A$20,415 with the intention of constructing land based infrastructure to support its pearl farming activities.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
11. PROPERTY, PLANT AND EQUIPMENT (Cont)
Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:
(a) General
Carrying amount at beginning of the year	24,438	30,525	14,671
Additions	20,314	4,294	23,082
Disposals	-	(398)	-
Depreciation	(14,524)	(9,983)	(7,228)
Carrying amount at end of the year	30,228	24,438	30,525
(b) Pearling project
Leasehold land and buildings
Carrying amount at beginning of the year	769,996	598,590	721,180
Additions	69,360	291,029	45,914
Disposals	(3,021)	(51,016)	-
Depreciation	(83,004)	(76,104)	(12)
Foreign exchange movement	8,442	7,497	(168,492)
Carrying amount at end of the year	761,773	769,996	598,590
(c) Plant and equipment, vessels, vehicles
Carrying amount at beginning of the year	1,329,250	1,199,143	1,124,556
Additions	841,816	616,083	705,287
Disposals	(17,392)	(107,387)	-
Depreciation	(358,132)	(388,570)	(461,078)
Foreign exchange movement	(832)	9,981	(172,446)
Carrying amount at end of the year	1,794,710	1,329,250	1,196,319

Total Carrying amount	2,586,711	2,123,684	1,825,434

Depreciation of property, plant and equipment shown at Note 3 represents the proportion of the depreciation which is expensed directly as an administration cost. A reconciliation of the depreciation expense is shown below:

Depreciation expensed in the current year	61,684	35,072	28,356
Depreciation capitalised to the cost of production	393,976	439,585	516,523
Total depreciation	455,660	474,657	544,879

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
12. TRADE AND OTHER PAYABLES
CURRENT
Trade payables	246,311	68,491	332,361
Other payables and accrued expenses	308,598	681,095	792,220
	554,909	749,586	1,124,581

Information regarding the effective interest rate risk of current payables is set out in Note 30. Trade and other payables are non-interest bearing and are normally settled on a 30 day term.

13. BORROWINGS
CURRENT
Unsecured Loan	-	79,428	-

Financing Arrangements –
As at 31 December 2006, the Company had in place a trade discounting facility with the ANZ Bank with a limit of A$2,000,000. To date, this facility has not been utilized. This facility is secured by a registered first debenture charge over the assets of the Company.
Information regarding the effective interest rate risk of borrowings is set out in Note 30.

14. TAX
(a) Liabilities

CURRENT
Income tax payable	687,630	203,120	230,480

NON-CURRENT
Deferred tax liabilities comprise -
Accrued interest income	507	3,978	112
Prepayments denominated in foreign currency	-	154	-
	507	4,132	112

(b) Assets

Deferred tax assets comprise -
Tax allowances relating to property, plant & equipment	(26,871)	17,609	24,212
Trade debtors denominated in foreign currency	-	-	2,186
Accruals	12,660	12,398	14,328
Provisions	81,602	69,461	31,264
Unrealized foreign exchange losses	838	89,538	-
Revenue losses carried forward	-	-	114,556
Other	14,432	60,044	53,373
	82,661	249,050	239,919

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
14. TAX (Cont)
(c) Reconciliations

The overall movement in deferred tax account is as follows:
Opening balance	244,918	239,807	142,861
(Charge)/credit to income statement	(163,027)	4,678	(96,946)
Other movements	263	433	-
Closing balance	82,154	244,918	239,807

15. PROVISIONS
NON CURRENT
Employee benefits	48,654	164,928	-

Employee benefits provisions have been recognized in relation to long service leave for Australian and Expatriate employees and retirement benefits for Indonesian national employees.

Reconciliation of provisions:
Balance at beginning of year	164,928	-	-
Provision used	-	-	-
Unused provisions reversed	(157,543)	-	-
Provisions added	41,269	164,928	-
Closing balance	48,654	164,928	-

16. ISSUED CAPITAL
Issued and paid-up capital	19,260,762	18,849,092	18,849,092

Reconciliation of Issued Capital -
Balance at beginning of year	18,849,092	18,849,092	18,849,092
Shares issued (1)	812,000	-	-
Shares forfeiture (1)	(188,500)	-	-
Shares bought back and cancelled	(211,830)	-	-
Balance at end of year	19,260,762	18,849,092	18,849,092

(1) Refer Note 23 for details of shares issued to employees.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

16.     ISSUED CAPITAL (Cont)

(i)	Rights
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders (where applicable) and creditors and are fully entitled to any proceeds of liquidation in proportion to the number of shares held

(ii)	Share Buyback
In July 2006, the company commenced an on-market share buyback of up to 4,390,512 shares. Up until 31 December 2006, 646,974 shares had been bought for a total consideration of A$211,830. The average price paid for these shares was 32.7 cents with the price ranging from 30 cents to 36.7 cents per share. All shares acquired under this buy-back are cancelled by the company.
The share buy-back remains in place as at the date of this report.

	2006	2005	2004
	A$	A$	A$
17. RESERVES
Foreign Currency Translation Reserve	4,498,594	4,559,049	4,677,577
Employee Share Reserve	(10,452)	-	-
Total Reserves	4,488,142	4,559,049	4,677,577

Reconciliation of Foreign Currency Translation Reserve -
Balance at beginning of year	4,559,049	4,677,577	3,025,044
Currency translation differences arising during the year	(60,455)	(118,528)	1652,533
Balance at end of year	4,498,594	4,559,049	4,677,577
The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting currency.

Reconciliation of Employee Share Reserve -
Balance at beginning of year	-	-	-
Movement in Employee Share reserve	(10,452)	-	-
Balance at end of year	(10,452)	-	-
The employee share reserve records the value of equity portion of remuneration paid to employees in the form of shares or other equity instruments.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

	2006	2005	2004
	A$	A$	A$
18. RETAINED PROFITS

Reconciliation of retained earnings :
Balance at beginning of year	3,343,598	1,858,433	2,452,710
Adjustment on adoption of AASB 132 and AASB 139, net of tax	-	289,911	-
Net profit attributable to members of the parent entity	3,235,566	2,060,587	(594,274)
Prior year adjustment	-	12,770	-
Dividends paid	(3,152,786)	(878,103)	-
Balance at end of year	3,426,378	3,343,598	1,858,433

19. DIVIDENDS
	CENTS PER SHARE	TOTAL AMOUNT A$	% FRANKED	DATE PAID
Dividends recognized in the current year by the company are:
2006
Interim 2006	1.5	1,359,155	100%	26/06/06
Final 2006	2.0	1,793,631	100%	08/12/06
		3,152,786
2005
Final 2005	1.0	878,103	100%	29/12/05
2004
Nil Dividend	-	-	-	-

Franked dividends declared or paid during the year were franked at the tax rate of 30%.

	2006	2005	2004
	A$	A$	A$
Dividend Franking Account
Franking credits available to shareholders of the Company for subsequent financial years based on a tax rate of 30%.	1,821,610	2,315,731	2,572,711

The above amounts represent the balance of the franking account as at the end of the financial year for:
(i)	Franking credits that will arise from the payment of the amount of the provision for income tax;
(ii)	Franking credits that will arise from the payment of dividends recognized as a liability at the reporting date; and
(iii)	Franking credits that will arise from the receipt of dividends recognized as receivables at the reporting date.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

20. OPTIONS

There were no options that were issued or exercised during the financial years relating to this report. There are no options on issue by the Company as at the date of this report or any time during the period covered under this report.
	2006	2005	2004
	A$	A$	A$
21. COMMITMENTS
Operating leases contracted for but not capitalized in the financial statements are:
Less than one year	19,856	18,964	18,270
Longer than one year, but less than 5 years	64,148	9,911	28,366
	84,004	28,875	46,636

The Company has commitments in relation to the rental of its current office premises. The current lease expires in July 2007 but an option to lease the premises for a further three (3) years has been exercised. The lease agreement requires the rent to be increased by the greater of CPI or 3% per annum.

There are no capital commitments in place in relation to the acquisition of property, plant and equipment. Fixed assets are replaced in the normal course of business operations and the company does not anticipate any material capital outlay for such replacement costs in the coming year.

22.     CONTINGENT LIABILITIES

There are no contingent liabilities that the Directors are aware of at the date of this report.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

23.     SHARE BASED PAYMENTS

In May 2006, an employee share plan was established which entitles the Board of Directors to offer shares to key management personnel within the group. A total of 2,800,000 shares were issued to five (5) employees including the managing director at a price of 29 cents per share which was a two (2) cent discount to the market. An interest free loan was provided to the key management staff to pay for these shares. This loan will be repaid by the employees from the proceeds of dividends that they are entitled to from the ownership of the shares. 50% of the shares will vest to the employees after two (2) years employment from the time of issuing the shares and the remaining 50% will vest to the employees after they have completed three (3) years of employment from the time of issuing the shares. Employees are only entitled to the shares if the loan is repaid in full.

During the year, one of the key executives who was issued shares under this plan resigned from the company and the shares that were issued to him were forfeited. 2,150,000 shares remain on issue as at 31 December 2006 with debt of A$548,250 outstanding to employees from the initial loan of A$812,000 that was made when the shares were allocated to employees. The names of key management personnel with an outstanding loan to the company in excess of A$100,000 are as follows:

Name	No. of shares allocated	Highest amount of indebtedness		Amount of loan repaid		Remaining indebtedness (31 Dec 2006)
J. Taylor	1,000,000	A$	290,000	A$	(35,000)	A$	255,000
J. Jorgensen	650,000	A$	188,500	A$	(22,750)	A$	165,750
S. Adams	400,000	A$	116,000	A$	(14,000)	A$	102,000

Refer note 25 for details of equity held and loans outstanding to Key Management Personnel.

At the company’s annual general meeting in May 2006, shareholders approved the allocation of a maximum of 4,000,000 shares to senior executives under the employee share plan within three years of the approval of the plan. The directors intend to issue more shares to senior executives under this plan in the future.

Included in administration expenses in the income statement is A$10,451 (2005 - A$nil), which relates, in full, to equity-settled share based payment transactions (Refer Note 3).

24.     NOTES TO THE STATEMENT OF CASH FLOWS

24.1.    Reconciliation of cash

For the purposes of the cash flow statement, cash includes cash on hand and in banks, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:-

	2006	2005	2004
	A$	A$	A$
Cash at bank (Note 6)	1,552,786	660,373	1,908,996
Deposits on call (Note 6)	1,079,193	815,107	1,300,000
Cash and cash equivalents	2,631,979	1,475,480	3,208,996

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

24.2.       Reconciliation of net cash from operating activities to profit after income tax

	2006	2005	2004
	A$	A$	A$
Profit after income tax	3,235,566	2,060,587	(594,274)
Inventories	(589,956)	(552,937)	319,011
Increase/(decrease) in interest accrual	11,568	(12,887)	17,988
Non cash changes in debtors, prepayments and creditors	2,379,577	(3,175,623)	(398,751)
Purchase of unprocessed pearls	(91,584)	-	-
Provision for depreciation	455,660	473,584	546,849
Provision for employee entitlements	66,971	127,328	(13,458)
Share Based Remuneration	10,451	-	-
(Profit)/loss on disposal of fixed assets	(1,088)	37,218	(20)
Increase/(decrease) in value of financial assets	(50,027)	44,384	-
Change in retained earnings – AASB139	-	289,910	-
Movement in foreign exchange	(576,010)	87,078	-
Increase/(decrease) in taxes payable	667,783	417,904	218,446
Foreign Exchange Differences	(19,380)	12,763	-
Net cash provided by/(used in) operating activities	5,499,531	(190,691)	95,791

As at the date of this report the Company has not entered into any non-cash financing or investing activities.

24.3.       Credit facilities

As at 31 December 2006, the Company had in place a trade discounting facility with the ANZ Bank with a limit of A$2,000,000. To date, this facility has not been utilized. This facility is secured by a registered first debenture charge over the assets of the Company.

25.       KEY MANAGEMENT PERSONNEL DISCLOSURE

The information contained in this section of the annual report includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

a.	Directors

The following persons were directors of the company during the financial year:

Non-executive Directors:
Mr G.R.W Snow Chairman
Mr S.J. Arrow Director
Mr S.P. Birkbeck Director
Mr I.M. Murchison Director

Executive Director:
Mr J.J.U. Taylor. Managing Director

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

25.       KEY MANAGEMENT PERSONNEL DISCLOSURE (Cont)

b.	Other key management personnel:

The following persons had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Mr J.S. Jorgensen Production Manager & Director, PT Cendana Indopearls
Mr S.C.B. Adams Company Secretary and General Manager (Corporate)
Mr J. Knauer Technical Manager, PT Cendana Indopearls (from 1-Jan-06 to 30-Sep-2007)

All of the above persons were key management personnel during the year ended 31 December 2005 and 2004.

25.1.	Principals used to determine the nature and amount of remuneration

The objectives of the Company’s remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered and recognizes the environment within which its executives operate. Remuneration of senior executives is set with the objectives of:
(i)	retaining and motivating key staff;
(ii)	attracting quality management skills to the organization; and
(iii)	alignment of executive reward with the achievement of strategic objectives and the creation of value for shareholders.

25.1.1.	Remuneration structure of Non-Executive Directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed annually by the Board. Consideration is given to the remuneration of comparable companies when setting fee levels.

The Non Executive Directors’ aggregate annual remuneration may not exceed A$250,000. In the year ending 2006, the total non-executive directors’ fees including retirement benefit contributions were A$214,548.

25.1.2.	Remuneration Structure of Executives

Employment contracts are in place between the company (or its subsidiaries) and all key management personnel. Under these contracts, key management personnel are paid a base salary (which may be provided in the form of cash or non-financial benefits) in accordance with their skills and experience as well as entitlements including superannuation and accrued annual leave and long service leave in the event of termination.

Employee salaries are reviewed annually and are adjusted to take into consideration the individuals’ responsibilities and skills compared to others within the Company and the industry.

There were no short or medium term cash incentives provided to any executives of the company during the last financial year. Short or medium cash incentives are not incorporated into any executives salary packages at the time of this report.

An Employee Share Plan (ESP) provides some senior executives with incentive over and above their base salary (refer 25.3 below). The allocation of shares under the Employee Share Plan (ESP) is not subject to performance conditions of the company. The reasons for establishing the ESP were:
•	To aligning the interests of senior management with shareholders. The ESP provides employees with incentive to strive for long term profitability which is in line with shareholder objectives; and

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
Notes Forming Part of the Financial Statements

25.1.2  Remuneration Structure of Executives (Cont)

•
To provide an incentive for employees to extend their employment terms with the company. Pearl farming is a long term business and the experience of long serving senior employees is an important factor in the long term success of the Company.

Many of the factors attributable to the short term success or failure of the pearling business such as exchange rate fluctuations, environmental factors eg: climate, and socio-political conditions, are outside the control of management and as a result, the board does not believe that the remuneration should be benchmarked against the short term performance of the company. By providing long term incentive for senior employees to benefit from improved performance of the company is viewed by the Board as the best form of incentive outside for employees other than appropriate salary payments.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
NOTES FORMING PART OF THE FINANCIAL STATEMENTS

25.2.	Details of Directors’ and Key Management Personnel remuneration

Details of the nature and amount of each element of the remuneration of each director of the Company and its economic entities and each of the key management personnel of the Company and its economic entities are:

			Short term benefits			Post-
Name		Cash salary & fees	Short term incentive cash bonus	Non-cash monetary benefit	Total cash salary, fees and short term benefits	employment benefits Super- annuation benefit	Share based Payments compensation	Total
		A$	A$	A$	A$	A$	A$	A$
Directors (Non-Executive)
G.R.W. Snow	2006	76,667	-	-	76,667	6,900	-	83,567
	2005	60,000	-	-	60,000	5,400	-	65,400
	2004	44,687	-	-	44,687	4,022	-	48,709
I.M. Murchison 1	2006	43,500	-	-	43,500	3,915	-	47,415
	2005	36,000	-	-	36,000	3,240	-	39,240
	2004	14,063	-	-	14,063	1,265	-	15,328
S.J. Arrow	2006	38,333	-	-	38,333	3,450	-	41,783
	2005	30,000	-	-	30,000	2,700	-	32,700
	2004	30,000	-	-	30,000	2,700	-	32,700
S.P. Birkbeck 2	2006	38,333	-	-	38,333	3,450	-	41,783
	2005	21,250	-	-	21,250	1,913	-	23,163
W.F. James 3	2004	35,000	-	-	35,000	3,150	-	38,150

(Executive)
J.J.U. Taylor 4,5,7	2006	246,483	-	29,231	275,714	4,500	4,861	285,075
	2005	225,443	-	28,114	253,557	4,075	-	257,632
	2004	214,227	-	65,026	279,253	21,687	-	300,940

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
NOTES FORMING PART OF THE FINANCIAL STATEMENTS

25.2     Details of Directors’ and Key Management Personnel remuneration (Cont)

			Short term benefits			Post-
Name		Cash Salary & Fees	Short term incentive cash bonus	Non-cash monetary benefit	Total cash salary, fees and short term benefits	employment benefits Super- annuation benefit	Share Based Payments Compensation	Total
		A$	A$	A$	A$	A$	A$	A$
Key Management Personnel

S.C.B. Adams 6,7	2006	117,000	-	-	117,000	10,530	1,944	129,474
	2005	110,000	-	-	110,000	9,900	-	119,900
	2004	105,000	-	-	105,000	9,450	-	114,450
J.S. Jorgensen 4,5,7	2006	191,763	-	1,250	193,013	-	3,160	196,173
	2005	183,775	-	-	183,775	-	-	183,775
	2004	160,305	-	-	160,305	-	-	160,305
J. Knauer 4,5,7,8	2006	99,472	-	-	99,472	-	-	99,472
	2005	129,837	-	-	129,837	-	-	129,837
	2004	106,382	-	-	106,382	-	-	106,382

Notes:
1.	Mr Murchison was appointed as a director on 28 July 2004.
2.	Mr Birkbeck was appointed to the Board on 15 April 2005.
3.	Mr James retired as a director on 28 July 2004.
4.	Dr J Taylor, Mr J Jorgensen and Dr Knauer are Directors of the Company’s Indonesian subsidiary, P.T. Cendana Indopearls.
5.	Dr J Taylor Mr J Jorgensen and Dr Knauer are key management personnel of the economic entity with the titles of Managing Director, Production Manager and Technical Manager respectively.
6.	Mr S Adams is the Company Secretary and Chief Financial Officer of the economic entity.
7.
It is the opinion of the Board that the only officers of the Company who meet the definition of key management personnel as set out by the Corporations Act 2001 or the Australian Accounting Standards are the Company Secretary, the Production Manager and the Technical Manager.

8.	Mr Knauer resigned from the company and ceased employment and his directorship of PT Cendana Indopearls in October 2006.

ATLAS SOUTH SEA PEARL LIMITED AND ITS CONTROLLED ENTITIES
NOTES FORMING PART OF THE FINANCIAL STATEMENTS

25.3.	Share based payments compensation

In 2006, ordinary shares have were issued to key management personnel of Atlas South Sea Pearl Ltd under an Executive Share Plan (ESP) that was approved by shareholders at the company’s annual general meeting in May 2006. These shares have been issued to employees under the following terms:

25.3.1.	Shares were issued at a price of 29 cents each on 30 May 2006 when the market price was 31 cents per share;

25.3.2.
Entitlement to 50% of the beneficial interest on the shares will vest to employees after they have completed two (2) years of employment with the company from the date of issue of the shares (30 May 2006) and entitlement to the remaining 50% of the beneficial interest in the shares will vest to employees after they have completed three (3) years of employment with the company from the date of issue of the shares.

25.3.3.
Shares issued under the ESP have been paid for by employees who have been provided with an interest free loan by the Company. This loan is to be repaid from the proceeds of dividends paid in relation to these shares.

25.3.4.	The details relating to the allocation of shares to executive directors and key management personnel under the ESP are as follows:

Name	Date of Issue	No. of Shares Issued	Shares Vested in the year	Shares Forfeited in the year	Financial Year in which shares may vest		Nature of shares	Minimum value of grant yet to be vested (2)		Maximum value of grant yet to be vested (3)		Remuneration consisting of Shares (4)
Joseph Taylor (Managing Director)	30 May 2006	1,000,000	0%	0%	2008 - 50 2009 - 50	% %	Ordinary Shares	A$	-	A$	20,000	1.7%
Jan Jorgensen (Pearl Production Manager)	30 May 2006	650,000	0%	0%	2008 - 50 2009 - 50	% %	Ordinary Shares	A$	-	A$	13,000	1.6%
Jens Knauer (Technical Manager) (1)	30 May 2006	650,000	0%	100%	N/A		Ordinary Shares	A$	-	A$	-	-
Simon Adams (General Manager / Company secretary)	30 May 2006	400,000	0%	0%	2008 - 50 2009 - 50	% %	Ordinary Shares	A$	-	A$	8,000	1.5%

Notes -

1.
Mr Jens Knauer resigned from employment in October 2006 and the shares that were allocated to him have been forfeited as he did not attain the minimum employment term of two (2) years from the date of issue.

2.	The minimum benefit is based on the fact that the vesting criteria for the shares on issue have not yet been met.
3.	The maximum value is based on the value that is associated with the discount to the market price at the time that the shares were issued.
4.	Based on the cost allocated to the share based remuneration for the current year.

25.4.	Service Agreements

Details of key management personnel contracts as at 31 December 2006 are set out below:

25.4.1.	Dr J Taylor (Managing Director)

•	Employed under a fixed term contract which expires on 31 December 2009.
•	Employment agreement specifies the duties and responsibilities of his role.
•	Base salary including superannuation and various non-financial allowances relating to living in Indonesia of A$280,214 for the last financial year, reviewed annually.
•	Not entitled to any special termination payments under this contract.
•	The current contract for the Managing Director does not provide for incentive payments in the form of cash or options linked to performance targets.

25.4.2.	Mr Jan Jorgensen (Pearl Production Manager)

•	Contract terminates on retirement.
•	Base salary including various non-financial allowances relating to living in Indonesia of A$193,013 for the last financial year, reviewed annually.
•	Not entitled to any special termination payments under this contract.

25.4.3.	Mr Simon Adams (General Manager and Company Secretary)

•	Contract terminates on retirement.
•	Base salary inclusive of superannuation for the last financial year of A$127,530, reviewed annually.
•	Not entitled to any special termination payments under this contract.

25.5.	Additional Information

25.5.1.	Loans to Directors and Executives

Details relating to the loans to Key Management Personnel including amounts, interest rates and repayment terms are set out in note 25.6 to the financial statements.

25.5.2.	Options

There were no options issued to directors or key management personnel in the last financial year. There were no options on issue to key management personnel during 2006, 2005 or 2004

25.6.	Loans to key management personnel

Details of loans made to Key Management Personnel of the Company, including their personally related parties, are set out below.

i.	Aggregates for key management personnel

Group	Balance at the start of the year	Loans provided during the year	Interest paid and payable for the year	Interest not charged	Balance at the end of the year	Highest indebtedness during the year	Interest Rate
	A$	A$	A$	A$	A$	A$
2006	-	783,000	-	26,685	522,750	783,000	0%
2005	-	-	-	-	-	-	N/A
2004	-	-	-	-	-	-	N/A

ii.	Individuals with loans above A$100,000 during the financial year

2006 Name	Balance at the start of the year	Loans provided during the year	Interest paid and payable for the year	Interest not charged	Balance at the end of the year	Highest indebtedness during the year
	A$	A$	A$	A$	A$	A$
J. Taylor	-	290,000	-	13,017	255,000	290,000
J. Jorgensen	-	188,500	-	8,461	165,750	188,500
S. Adams	-	116,000	-	5,207	102,000	116,000
J Knauer	-	188,500	-	-	-	188,500
	-	783,000	-	26,685	522,750	783,000

There were no loans outstanding to key management personnel during 2005 and 2004.

25.7.	Shareholdings

The number of shares in the company held during the financial year by each director of the Company and the other key management personnel of the Company, including their personally related parties, are set out below.
Details of shares that were granted as compensation during the reporting period are provided at note 25.

	Balance 1/1/06	Granted as compensation	Options Exercised	Other Changes *	Balance 31/12/06
Parent Entity Directors
Mr S.J. Arrow	1,952,934	-	-	-	1,952,934
Mr S.P. Birkbeck	790,000	-	-	-	790,000
Mr I.M. Murchison	706,667	-	-	(16,667)	690,000
Mr G.R.W Snow	14,315,139	-	-	69,417	14,384,556
Mr J.J.U. Taylor	20,000	1,000,000	-	-	1,020,000

Other key management personnel
Mr S.C.B. Adams	-	400,000	-	-	400,000
Mr J.S. Jorgensen	34,034	650,000	-	-	684,034
	17,818,774	2,050,000	-	52,750	19,921,524

* Other changes other refers to shares purchased or sold during the financial year

25.8.	Related Party Transactions

i.	Key management personnel

The Company has a consultancy agreement with Arrow Pearling Co Pty Ltd, a company of which Mr S Arrow is a director, under which staff of the Company have been trained as pearl operation technicians at the Indonesian pearl farm. During the year, A$134,221 (2005 - A$150,820, 2004 - A$189,030) was payable to Arrow Pearling Co Pty Ltd as consulting fees. This agreement was entered into prior to Mr Arrow becoming a Director of the Company. It was entered into on commercial terms and expires in March 2009.

The Company also had an agreement with Arrow Pearling Co Pty Ltd to sub-lease office space on commercial terms. Rent of A$18,072 was paid during the year. The rental arrangements with Arrow Pearling Co Pty Ltd ceased on 30 June 2004.

During the 2004, an employment contract was entered into between the Company and Claire Taylor, the wife of the Managing Director, Dr Joseph Taylor. Under this contract, Mrs Taylor received remuneration of A$48,556 for her services.

During the year, sales of individual pearls of small quantities were made to some staff and Directors on normal commercial terms.

Aggregate amounts of each of the above types of other transactions with key management personnel of the Consolidated Entity are:

	2006	2005	2004
	A$	A$	A$
Amounts recognized as expense
Royalty	134,221	150,820	189,030
Rental	-	-	18,072
Salaries	-	-	48,556
	134,221	150,820	255,658
Amounts recognized as liability
Other Payables	92,197	60,820	70,000

ii.	Subsidiaries

The Company purchased pearls to the value of A$6,972,390 (2005 - A$4,342,019, 2004 - A$2,986,614) from its wholly owned controlled subsidiary PT Cendana Indopearls. These transactions are in the normal course of business. There were loans in place between the Company and its subsidiaries (refer Note 7).

26.     REMUNERATION OF AUDITORS

           During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

a. Audit Services
BDO - Audit and review of financial reports and other audit work under the Corporations Act 2001	42,581	34,342	17,732
Non BDO audit firms - Audit and review of financial reports of subsidiary in Indonesia	31,776	27,700	24,862
Total remuneration for audit services	74,357	62,042	42,594
b. Taxation Services
BDO - International tax consulting and tax advice on offshore structure	7,460	-	-
Non BDO audit firms - Tax advice in relation to compliance audit in Indonesia	-	14,764	1,595
	7,460	14,764	1,595
c. Advisory Services
BDO - Review of financial report relating to compliance in the USA	11,167	8,085	7,326

27.      SEGMENT REPORTING
    (a)   Business Segment (Primary Reporting)

The Company operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

    (b)   Geographical Segment (Secondary Reporting)

	Indonesia	Australia	Eliminations	Total
	A$	A$	A$	A$
2006
Revenue
External segment revenue	729,947	11,960,449	-	12,690,396
Inter-segment revenue	6,972,390	-	(6,972,390)	-
Total segment revenue	7,702,337	11,960,449	(6,972,390)	12,690,396
Other unallocated revenue	228,046	432,289	(125,002)	535,333
Total revenue				13,225,729
Result
Segment result	1,083,050	4,331,325	(200,227)	5,214,148
Unallocated corporate (expenses)/revenue	272,551	(1,193,375)	(125,002)	(1,045,827)
Profit from ordinary activities before income tax				4,168,321
Income tax expense				(932,755)
Net profit				3,235,566
Depreciation and amortization of segment assets	47,160	14,524	-	61,684
Other non-cash segment expenses	119,681	12,753	-	132,434

Assets
Segment assets	12,890,193	3,522,246	(264,335)	16,148,105
Unallocated corporate assets	3,439,870	3,457,329	(523,637)	6,373,560
Consolidated total assets	16,330,063	6,979,577	(787,972)	22,521,665
Liabilities
Segment liabilities	(242,048)	(276,267)	-	(518,315)
Unallocated corporate liabilities	(3,322,528)	(481,824)	-	(3,804,352)
Consolidated total liabilities	(3,564,575)	(758,093)	-	(4,322,667)
Acquisitions of non-current segment assets	910,487	-	-	910,487
Unallocated acquisitions of non-current assets	-	20,314	-	20,314
				930,801

27. SEGMENT REPORTING (CONT.)

(b)   Geographical (continued)

	Indonesia	Australia	Eliminations	Total
	A$	A$	A$	A$
2005
Revenue
External segment revenue	600,714	9,129,490	-	9,730,204
Inter-segment revenue	4,715,110	-	(4,715,110)	-
Total segment revenue	5,315,824	9,129,490	(4,715,110)	9,730,204
Other unallocated revenue	267,600	(149,190)	(756)	117,655
Total revenue				9,847,859
Result
Segment result	907,442	3,327,394	(364,171)	3,870,665
Unallocated corporate (expenses)/revenue	(228,613)	(1,285,171)	(756)	(1,514,539)
Profit from ordinary activities before income tax				2,356,126
Income tax expense				(295,539)
Net profit				2,060,587
Depreciation and amortization of segment assets	24,689	10,382	-	35,072
Other non-cash segment expenses	58,173	(23,959)	-	34,214

Assets
Segment assets	12,664,025	4,593,975	(201,887)	17,056,113
Unallocated corporate assets	1,784,829	5,669,422	-	7,454,251
Consolidated total assets	14,448,854	10,263,397	(201,887)	24,510,364
Liabilities
Segment liabilities	(219,504)	(80,527)	-	(300,031)
Unallocated corporate liabilities	(1,968,777)	(4,607,917)	-	(6,576,697)
Consolidated total liabilities	(2,188,281)	(4,688,444)	-	(6,876,728)
Acquisitions of non-current segment assets	856,096	-	-	856,096
Unallocated acquisitions of non-current assets	-	4,294	-	4,294
				860,390

27. SEGMENT REPORTING (CONT.)

(b)   Geographical (continued)

	Indonesia	Australia	Eliminations	Total
	A$	A$	A$	A$
2004
Revenue
External segment revenue	669,459	5,218,743	-	5,888,202
Inter-segment revenue	2,986,614	-	(2,986,614)	-
Total segment revenue	3,656,073	5,218,743	(2,986,614)	5,888,202
Other unallocated revenue	(534,846)	974,518	509,649	949,321
Total revenue				6,837,523
Result
Segment result	261,775	(313,683)	(218,917)	(270,825)
Unallocated corporate (expenses)/revenue	(647,114)	(2,665,335)	3,085,946	(226,503)
Profit from ordinary activities before income tax				(497,328)
Income tax expense				(96,946)
Net profit				(594,274)

Depreciation and amortization of segment assets	21,128	7,228	-	28,356
Other non-cash segment expenses	3,666	16,061	-	19,727

Assets
Segment assets	11,806,782	1,732,492	-	13,539,274
Unallocated corporate assets	549,848	3,295,999	-	3,845,847
Consolidated total assets	12,356,630	5,028,491	-	17,385,121

Liabilities
Segment liabilities	930,153	350,953	-	1,281,106
Unallocated corporate liabilities	28,054	46,013	-	78,067
Consolidated total liabilities	958,207	396,966	-	1,355,173

Acquisitions of non-current segment assets	755,558			755,558
Unallocated acquisitions of non-current assets		23,083		23,083
				778,641

28.      ECONOMIC DEPENDENCY

The company’s pearls are sold by private treaty sales through a distribution arrangement with Pearlautore International Pty Ltd in Sydney. Pearls are sold to a number of wholesale customers with a wide geographic spread.
All of the company’s pearls are purchased from its wholly owned subsidiary PT Cendana Indopearls.

29. SUBSIDIARIES

	Class of shares	Percentage owned	Place of incorporation	Book value of Company's investment
				2006	2005	2004
				A$	A$	A$
Sharcon Pty Ltd	Ord	100%	Australia	-	-	-
Tansim Pty Ltd	Ord	100%	Australia	-	-	-
P.T. Cendana Indopearls	Ord	100%	Indonesia	8,507	-	-
				8,507	-	-

The ultimate parent entity, Atlas South Sea Pearl Limited, is incorporated in Australia.

30.      FINANCIAL INSTRUMENTS
The group’s financial instruments consist mainly of deposits with banks, accounts receivable and payable, loans to and from subsidiaries and derivative instruments for the purpose of hedging foreign exchange movements that relate to the company’s revenue and expenditure. The financial derivatives include forward exchange and currency option contracts. The group does not speculate in the trading of derivative instruments.

(a)	Treasury Risk Management

Treasury risk management strategies are reviewed by the Board from time to time. Interest rate and exchange rate exposure are managed through strategies which are set in the context of the most recent economic conditions and forecasts.

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

Liquidity risk -
The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilized borrowing facilities are maintained.

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

30.     FINANCIAL INSTRUMENTS (Cont)

(c)	Financial Instruments

Derivative financial instruments –
Derivative financial instruments are used by the Company to hedge exposure to exchange risk associated with foreign currency receivables and payables. The group enters into forward exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at specified exchange rates. The objective of entering into derivative contracts is to protect the Company against unfavorable exchange rate movements for both the contracted and future sales and purchases undertaken in foreign currencies.
At balance date, the details of outstanding forward exchange contracts are:
	2006	2005	2004	2006	2005	2004
	Weighted average rate			AUD	AUD	AUD
Sell Japanese Yen
Not later than one year	-	84.60	73.50	-	3,566,985	3,384,800

Buy Indonesian Rupiah
Not later than one year	7,223	7,623	-	3,000,000	1,600,000	-

At balance date, the details of the outstanding option contracts are:
	2006	2005	2004	2006	2005	2004
	Weighted average rate			AUD	AUD	AUD
Sell Japanese Yen
Not later than one year	-	84.08	-	-	500,000	-
Amounts disclosed above represent the currency sold measured at the contract rate.

(d)	Interest Rate Risk –

The Company's exposure to interest rate risk and the effective weighted average interest rate for each class of financial asset and financial liability is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Company intends to hold fixed rate assets and liabilities to maturity

30      FINANCIAL INSTRUMENTS (Cont)

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total

		%	A$	A$	A$	A$
2006
Financial Assets
Cash	6	2.72	1,519,018	1,079,193	33,768	2,631,979
Receivables	7	0.00	-	-	2,923,298	2,923,298
			1,519,018	1,079,193	2,957,066	5,555,277

Financial Liabilities
Payables	13	0.00	-	-	(331,557)	(331,557)
-				-	(331,557)	(331,557)
Net Financial Asset/(Liabilities)			1,519,018	1,079,193	2,625,509	5,223,720

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total

		%	A$	A$	A$	A$
2005
Financial Assets
Cash	6	4.53	639,787	815,107	20,586	1,475,480
Receivables	7	0.00	-	-	4,301,652	4,301,652
			639,787	815,107	4,322,238	5,777,132

Financial Liabilities
Payables	13	0.00	-	-	(682,975)	(682,975)
			-	-	(682,975)	(682,975)
Net Financial Asset/(Liabilities)			639,787	815,107	3,639,263	5,094,157

30      FINANCIAL INSTRUMENTS (Cont)

	Note	Weighted average interest rate	Floating interest rate	Fixed interest rate maturing in 1 year or less	Non interest bearing	Total

		%	A$	A$	A$	A$
2004
Financial Assets
Cash	6	4.29	1,886,833	1,300,000	22,163	3,208,996
Receivables	7	0.00	-	-	1,934,360	1,934,360
			1,886,833	1,300,000	1,956,523	5,143,356

Financial Liabilities
Payables	13	0.00	-	-	(1,020,396)	(1,020,396)
			-	-	(1,020,396)	(1,020,396)
Net Financial Asset/(Liabilities)			1,886,833	1,300,000	936,127	4,122,960

Payables as shown at note 13 include employee provisions of A$223,352 (2005 - A$66,611, 2004 - A$104,212) which are not included as part of financial instruments.

(e)	Net fair values –

The net fair values of:

-	Term receivables are determined by discounting the cash flows, at market interest rates of similar securities, to their present value;

-	Unlisted investments where there is no organized financial market, the net fair value is based on reasonable estimation of the underlying net assets or discounted cash flow of the investment;

-	Other loans and amounts due are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present value;

-	Forward exchange contracts and option contracts are the recognized unrealized gain or loss at balance date determined from the current forward exchange rates for contracts with similar maturities.

No financial assets and financial liabilities are readily traded on organized markets in standardized form other than listed investments, forward exchange contracts and currency option contracts. Financial assets where the carrying amount exceeds the net fair values have not been written down as the Company intends to hold these assets to maturity.

31.     CHANGE IN ACCOUNTING POLICIES

The company has early adopted AASB 2007-1 in relation to AASB 2 - Group and Treasury Share Transactions. This interpretation deals with the accounting for shares issued by a company to employees of a subsidiary of the company.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ending 31 December 2006. These are outlined in the table below:

31.     CHANGE IN ACCOUNTING POLICIES (Cont)

Reference	Title	Summary	Application Date of Standard	Impact on The Company’s financial report
AASB 2005-10	Amendment to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures	1-Jan-07
AASB 7 is a disclosure statement so will have no impact on the amounts included in the Company’s financial statements. The amendments will result in changes to the financial instruments and share capital disclosure included in the Company’s financial report.

AASB2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amendments arising from AASB Interpretation 12 Service Concession Agreements	1-Jan-08
AASB Interpretation 12 is a disclosure statement so will have no impact on the amounts included in the Company’s financial statements. The amendments will result in changes to the financial instruments and share capital disclosure included in the Company’s financial report.

AASB2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amendments arising from the release in February 2007 of AASB 8 Operating Segments. AASB 8 supersedes AASB 14 Segment Reporting	1-Jan-09
AASB Interpretation 12 is a disclosure statement so will have no impact on the amounts included in the Company’s financial statements. The amendments will result in changes to the financial instruments and share capital disclosure included in the Company’s financial report.

AASB 7	Financial Instruments: Disclosures	New Standard replacing disclosure requirements of AASB 132	1-Jan-07	As above.
AASB 101	Presentation of Financial Statements	Replaces the previous Illustrative Financial Statement Structure and provides directives on the content required for Financial Reports of disclosing entities.	1-Jan-07	The amendments will result in changes to the disclosure included in the Company’s financial report.

Reference	Title	Summary	Application Date of Standard	Impact on The Company’s financial report
AASB 4	Insurance Contracts	Not applicable	1-Jan-07	Not applicable
AASB 117	Leases	Not applicable as the Company has not entered into any leases	1-Jan-07	Not applicable
AASB 1023	General Insurance Contracts	Not applicable because the Company does not have any insurance contracts that are covered by this standard	1-Jan-07	Not Applicable
AASB 1038	Life Insurance Contracts	Not applicable because the Company does not have any insurance contracts that are covered by this standard	1-Jan-07	Not Applicable
AASB 1049	Financial Reporting of General Government Sectors by Government	Not applicable	1-Jul-08	Not Applicable

First Time Adoption of Australian Equivalent to international Financial Reporting Standards (AIFRS)

The Company adopted the following accounting standards for application after 1 January 2005:

• AASB 132: Financial Instruments: Disclosure and Presentation; and

• AASB 139: Financial Instruments: Recognition and Measurement

The changes result from the adoption of AASB 132 relate primarily to increased disclosures required under the standard and do not effect value of amounts reported in financial statements.

The adoption of AASB 139 has resulted in material differences in the recognition and measurement of the group’s financial instruments. The Company has elected not to adjust comparative information resulting from the introduction of AASB 139 as permitted under the transitional provisions of this standard. As such, previous Australian accounting standards have been applied to comparative information.

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

At the date of transition to these Standards on 1 January 2005, the resulting adjustment under AASB 139 was as follows:

A gain of $289,911 was recognized in retained earnings as an unrealized foreign exchange movement on financial instruments from the prior year.

32.     POST BALANCE DATE EVENTS

Subsequent to the balance date, the company has bought back a further 367,390 shares for a total consideration of A$155,947.

The Remuneration Committee has approved the allocation of an additional 1,100,000 shares to employees under the existing Employee Share Plan. 900,000 of these shares were issued in April and a further 200,000 were issued in May 2007.

33.     SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN IFRS AND US GAAP

The above referred to standards and requirements differ in certain respects from US GAAP. However, the differences which had a significant effect on the consolidated net income and shareholders equity of Atlas South Sea Pearl Ltd in previous years no longer exist, due to changes in the accounting conventions used in the Company’s Australian accounts. While this is not a comprehensive summary of all differences between Australian equivalent to International Financial Reporting Standards (AIFRS) and US GAAP, other differences are not likely to have a significant effect on the consolidated net income or shareholders equity of the group.
The effect on the income statement and the balance sheet from the adjustments that are required to reflect US GAAP for the above stated accounts are as follows:

	YEARS ENDED 31 DECEMBER
	2006	2005	2004
INCOME STATEMENT
Net income/(loss) under AIFRS	3,235,566	2,060,587	(594,274)
33.1 Change in Fair Value of Derivative Instruments	-	-	(691,709)
33.2 Capitalization of Administration Expenses to Inventory	-	-	168,508
33.3 Prior year adjustment	-	12,770	-
33.4 Amortization of Goodwill	-	-	-
Net income before cumulative effect of change in Accounting Principle under US GAAP	3,235,566	2,073,357	(1,117,475)
Cumulative effect of change in Accounting Principle	-	-	-
Net income under US GAAP	3,235,566	2,073,357	(1,117,475)

	YEARS ENDED 31 DECEMBER
	2006	2005	2004
BALANCE SHEET
Equity under AIFRS	18,198,998	17,633,641	16,029,948
33.4 Goodwill	499,718	499,718	499,718
33.1 Financial Instruments	-	-	289,911
33.6 Loan to Employees	(548,250)	-	-
US GAAP	17,700,466	18,133,359	16,819,577
Total Assets under AIFRS	22,521,665	24,510,368	17,385,121
33.4 Goodwill	499,718	499,718	499,718
33.1 Financial Instruments	-	-	289,911
33.6 Loan to Employees	(548,250)	-	-
US GAAP	22,473,133	25,010,086	18,174,750

33.1.	GAINS AND LOSSES ON FOREIGN EXCHANGE CONTRACTS

In accordance with FAS 133 US GAAP requires that the loss or gain on Forward Exchange Contracts (FEC’s) noted in Note 30 above must be recognized in the income statement of the Company. The adjustment to the income statement and balance sheet has been recognized from 2004 and this difference is as follows:

	YEARS ENDED 31 DECEMBER
	2006	2005	2004
	A$	A$	A$
Fair Value of Forward Exchange Contracts	-	-	289,911
Gain/(Loss) from Forward Exchange Contracts	-	-	(691,709)

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

33.2.	CAPITALIZATION OF ADMINISTRATION EXPENSES

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

	YEARS ENDED 31 DECEMBER
	2006	2005	2004
	A$	A$	A$
Administration costs capitalized	-	-	-
Cumulative effect on Total Assets	-	-	-
Cumulative effect on Equity	-	-	-
Effect on Net Income	-	-	168,508

33.3.	IMMATERIAL PRIOR YEAR EARNINGS

Immaterial prior year earnings adjustment was accounted for in retained earnings under AIFRS. Under US GAAP, this is not allowed and an adjustment has been made to the current year income statement.

33.4.	GOODWILL

Under AIFRS, goodwill relating to the acquisition of a business is not required to be amortized but is subject to annual impairment testing, however under AGAAP it was amortized over 20 years. Effective from January 1, 2002, goodwill may not be amortized under US GAAP. Goodwill was recorded by the Company prior to 2004 but was fully written off by December 31, 2003. Consequently, there is no need for an adjustment to the income statement however, there is an adjustment to the balance sheet to reflect the different treatment of goodwill under US GAAP from January 1, 2002 to December 31, 2003.

33.5.	EARNINGS PER SHARE

The calculation of diluted earnings per share under US GAAP differs from that under Australian GAAP. Under US GAAP common stock equivalents are not included in diluted earnings per shares unless they are considered dilutive. Also, under US GAAP the treasury stock method is used to calculate the dilutive effect of stock options.

	YEARS ENDED 31 DECEMBER
	2006	2005	2004
	A$	A$	A$
Basic Earnings per share under
AIFRS	0.04	0.02	(0.01)
US GAAP (before cumulative effect of change in Accounting Principal)	0.04	0.02	(0.01)
US GAAP (after effect of change in Accounting Principal)	0.04	0.02	(0.01)
Earnings per ADR under US GAAP- 20 shares equivalent to 1 ADR
before change in Acc. Princ.	0.73	0.47	(0.25)
after change in Acc. Princ.	0.73	0.47	(0.25)
Diluted Earnings per share under
AIFRS	0.04	0.02	(0.01)
US GAAP (before cumulative effect of change in Accounting Principal)	0.04	0.02	(0.01)
US GAAP (after effect of change in Accounting Principal)	0.04	0.02	(0.01)
Earnings per ADR under US GAAP- 20 shares equivalent to 1 ADR
before change in Acc. Princ.	0.73	0.47	(0.25)
after change in Acc. Princ.	0.73	0.47	(0.25)
Reconciliation of Diluted Earnings
Before cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (USGAAP)	3,235,566	2,073,357	(1,117,475)
Add Back Interest on Convertible Notes	-	-	-
Net Profit - Diluted EPS (US GAAP)	3,235,566	2,073,357	(1,117,475)
Outstanding Shares - Basic EPS	89,313,280	87,810,254	87,810,254
Add dilutive options (US GAAP)	-	-	-
Add dilutive convertible notes (US GAAP)	-	-	-
Outstanding Shares - Diluted EPS (US GAAP)	89,313,280	87,810,254	87,810,254
After cumulative effect of change in Accounting Principal
Net Profit - Basic EPS (US GAAP)	3,235,566	2,073,357	(1,117,475)
Add Back Interest on Convertible Notes	-	-	-
Net Profit - Diluted EPS (US GAAP)	3,235,566	2,073,357	(1,117,475)
Outstanding Shares - Basic EPS	89,313,280	87,810,254	87,810,254
Add dilutive options (US GAAP)	-	-	-
Add dilutive convertible notes (US GAAP)	-	-	-
Outstanding Shares - Diluted EPS (US GAAP)	89,313,280	87,810,254	87,810,254

33.6.	LOANS TO EMPLOYEES

As disclosed in Note 25.3 and 25.5 shares were issued to key management personnel of the Company under an executive share plan (ESP). Shares issued under the ESP have been paid for by employees who have been provided with an interest free, loan by the Company.

Under AIFRS interest free loans are included within loans and receivables and measured in accordance with AASB 139 : Financial Instruments Recognition and Measurement. The receivables have initially been recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Under USGAAP Statement 123 (R) loans are classified as contra equity until physically repaid and are not reflected in financial assets. Consequently there is an adjustment to the balance sheet to reflect the different treatment of these loans as at December 31, 2006.

33.7.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes —An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The effect of the adoption of FIN 48 on the Company’s consolidated financial statements are not expected to be material but the full impact will be determined and disclosed in future years. The Company wishes to highlight that there are tax losses in Indonesia which are under dispute by the tax authorities in that jurisdiction but the Company believes that its case is strong for retaining the losses. In the event that these losses are rejected by the tax courts in Indonesia, relief would be sought from the Australian tax authorities under the double tax treaty between the two countries, to claim the losses arising from the disputed transactions (See Note 4 to Financial Statements above).